James S. Ryan, III
                                 (214) 953-5801
                                  jryan@jw.com








                                         March 24, 2003



VIA ELECTRONIC FILING

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

         Re: First Banks, Inc. / First Preferred Capital Trust IV

Gentlemen:

         Attached for electronic filing, please find Pre-Effective Amendment No. 4 to the Registration Statement on Form S-2 related to Trust Preferred Securities of First Preferred Capital Trust IV, Subordinated Debentures of First Banks, Inc. and Guarantee of First Banks, Inc.

         If you have any questions or comments, please call John Daniels at
(214) 368-9405 or me at (214) 953-5801.

                                        Very truly yours,

                                        /s/ James S. Ryan, III
                                        ---------------------------
                                            James S. Ryan, III

cc:      Allen H. Blake
         Lisa K. Vansickle
         Harold R. Burroughs
         E. Steve Bolden II



                         AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 24, 2003
                                                                                                Registration No. 333-102549
                                                                                                Registration No. 333-102549-01

====================================================================================================================================
                                                   SECURITIES AND EXCHANGE COMMISSION
                                                          WASHINGTON, D.C. 20549

                                                     PRE-EFFECTIVE AMENDMENT NO. 4
                                                                    TO

                                                                FORM S-2
                                                          REGISTRATION STATEMENT
                                                                   UNDER
                                                        THE SECURITIES ACT OF 1933
                                                        --------------------------
                         FIRST BANKS, INC.                                                   FIRST PREFERRED CAPITAL TRUST IV
                     (Exact Name of Registrant                                                 (Exact name of Co-Registrant
                   as specified in its charter)                                                as specified in its charter)
                             MISSOURI                                                                   DELAWARE
                  (State or other jurisdiction of                                             (State or other jurisdiction of
                  incorporation or organization)                                               incorporation or organization)

                            43-1175538                                                                 81-6111446

              (I.R.S. Employer Identification No.)                                         (I.R.S. Employer Identification No.)
                                         135 North Meramec, Clayton, Missouri 63105 (314) 854-4600
                                (Address, including zip code, and telephone number, including area code, of registrant's and co-registrant's principal executive office)
                                         -----------------------------------------------------
                                                             ALLEN H. BLAKE
                                               President, Chief Financial Officer and Secretary
                                                              First Banks, Inc.
                                                        600 James S. McDonnell Blvd.
                                                         Hazelwood, Missouri 63042
                                                               (314) 592-5000
                 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                                         -------------------------------------------------------
                                                               With copies to:
            JOHN S. DANIELS, ESQ.                      JAMES S. RYAN, III, ESQ.                      HAROLD R. BURROUGHS, ESQ.
        6440 North Central Expressway                    Jackson Walker L.L.P.                            Bryan Cave LLP
                  Suite 503                           901 Main Street, Suite 6000                 211 North Broadway, Suite 3600
             Dallas, Texas 75206                          Dallas, Texas 75202                     St. Louis, Missouri 63102-2750
               (214) 368-9405                               (214) 953-6000                                (314) 259-2000
                                               ------------------------------------------
     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this
Registration Statement.
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]
     If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [ ]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  [ ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(c)under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(d)under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  [ ]
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  [ ]
                                                   CALCULATION OF REGISTRATION FEE
============================================================ ================= ================= ============== =================
                  Title of Each Class of                       Amount to be    Proposed Maximum     Proposed         Amount of
                                                                                                    Maximum
                                                                                                   Aggregate
                                                                                Offering Price      Offering       Registration
                Securities To Be Registered                   Registered(1)        Per Unit         Price(1)        Fee(1) (2)
------------------------------------------------------------ ----------------- ----------------- -------------- -----------------
Preferred Securities of First Preferred Capital Trust IV        1,840,000           $25.00        $46,000,000       $ 6,348
------------------------------------------------------------ ----------------- ----------------- -------------- -----------------
Subordinated Debentures of First Banks, Inc.(3).........          (3)(4)              -                -               -
------------------------------------------------------------ ----------------- ----------------- -------------- -----------------
Guarantee of First Banks, Inc., with respect to Preferred          (4)                -                -               -
    Securities, and back-up undertakings(4).............
============================================================ ================= ================= ============== =================

(1) Includes 240,000 Preferred Securities which may be sold by First Preferred Capital Trust IV to cover over-allotments.
(2) Calculated pursuant to Rule 457 under the Securities Act of 1933.
(3) The Subordinated Debentures will be purchased by First Preferred Capital Trust IV with the proceeds from the sale of the
    Preferred Securities. Such securities may later be distributed for no additional consideration to the holders of the Preferred
    Securities of First Preferred Capital Trust IV upon its dissolution and the distribution of its assets.
(4) This Registration Statement is deemed to cover the Subordinated Debentures of First Banks, Inc., the rights of holders of
    Subordinated Debentures of First Banks, Inc. under the Indenture, and the rights of holders of the Preferred Securities under the Trust Agreement, the Guarantee and the Expense Agreement entered into by First Banks, Inc and certain back-up undertakings consisting of obligations of First Banks, Inc. to provide certain indemnities in respect of, and pay and be responsible for certain expenses, costs, liabilities and debts of First Preferred Capital Trust IV and the Preferred Securities. The Guarantee
    when taken together with First Banks' obligations under the Guarantee, the Trust Agreement, the Indenture, the Expense
    Agreement and the Subordinated Debentures, will provide in the aggregate, a full, irrevocable and unconditional guarantee, on a subordinated basis, of payment of distributions and other amounts due on the Preferred Securities. No separate consideration will be received for the Guarantee or any back-up undertakings.

         The Registrants hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrants shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

====================================================================================================================================

********************************************************************************
* The information in this prospectus is not complete and may be changed.  We   *
* may not sell these securities until the registration statement filed with    *
* the Securities and Exchange Commission is effective.  This prospectus is not *
* an offer to sell these securities, and it is not soliciting an offer to buy  *
* these securities in any state where the offer or sale is not permitted.      *
********************************************************************************

                 SUBJECT TO COMPLETION, DATED MARCH 24, 2003

PROSPECTUS
                         1,600,000 Preferred Securities

                                   $40,000,000

                        FIRST PREFERRED CAPITAL TRUST IV
                     % Cumulative Trust Preferred Securities
                 (Liquidation Amount $25 Per Preferred Security)

                Fully, irrevocably and unconditionally guaranteed on a subordinated basis, as described in this prospectus, by

                                FIRST BANKS, INC.
                            ------------------------


         The preferred securities represent undivided beneficial interests in the assets of First Preferred Capital Trust IV. The trust will invest all of the proceeds of this offering of preferred securities to purchase % subordinated debentures due 2033 of First Banks, Inc.

         For each of the preferred securities that you own, you will receive cumulative cash distributions at an annual rate of % on March 31, June 30, September 30 and December 31 of each year, beginning June 30, 2003 from payments on the subordinated debentures. We may defer payments of distributions at any time for up to 20 consecutive quarters. The preferred securities are effectively subordinated to all of our senior and subordinated indebtedness and that of our subsidiaries. We did not have any senior and senior subordinated indebtedness outstanding at March 24, 2003. The subordinated debentures mature and the preferred securities must be redeemed by June 30, 2033. The trust may redeem the preferred securities, at a redemption price of $25 per preferred security plus accrued and unpaid distributions, at any time on or after June 30, 2008, or earlier under circumstances specified in this prospectus.

         The preferred securities have been approved for listing on the New York Stock Exchange under the symbol "FBSPrA" subject to notice of issuance. We expect trading in the preferred securities on the New York Stock Exchange to begin within 30 days after the original issue date.

                            ------------------------

Investing in the preferred securities involves risks. See "Risk Factors" beginning on page 12.

                            ------------------------
         The preferred securities are not savings accounts, deposits or obligations of any bank and are not insured by the Bank Insurance Fund of the Federal Deposit Insurance Corporation or any other governmental agency.

                                                                             Per Preferred
                                                                                Security                 Total
                                                                             -------------            ------------
Public offering price.................................................           $25.00                $40,000,000
Proceeds to the trust.................................................           $25.00                $40,000,000

------------------------------------------------------------------------------------------------------------------------------------

         This is a firm commitment underwriting. First Banks will pay underwriting commissions of $ per preferred security, or a total of $ , for arranging the investment in our subordinated debentures. The underwriters have been granted a 30-day option to purchase up to an additional 240,000 preferred securities to cover over-allotments, if any.
------------------------------------------------------------------------------------------------------------------------------------
   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
------------------------------------------------------------------------------------------------------------------------------------

Stifel, Nicolaus & Company                                                                       Fahnestock & Co. Inc.
        Incorporated

                     , 2003



                                                                     FIRST BANKS, INC. AND SUBSIDIARIES
                                                                              MAP OF LOCATIONS



                                                                           As of September 30, 2002
                                                  -------------------------------------------------------------------------------
                                                                                  First Bank
                                                  -------------------------------------------------------------------------------


                                                                                                                 Central and
                                                     Metro                Regional             Southern            Northern
                                                    Missouri              Missouri             Illinois            Illinois
                                                    --------              --------             --------            --------
         [GRAPHIC OMITTED]
                                                  Arnold                Beaufort            Belleville (2)        Bartonville
                                                  Ballwin               Bismarck            Breese                Canton
                                                  Brentwood             Dutzow              Brighton              Chicago
                                                  Chesterfield (2)      Fulton              Carbondale            Des Plaines (3)
                                                  Clayton               Gerald              Chester (2)           Elk Grove
                                                  Creve Coeur (3)       Hermann             Columbia              Village
                                                  Ellisville            Middletown          East St. Louis        Galesburg (2)
                                                  Florissant (3)        Montgomery City     Edwardsville          Havana
                                                  Kirkwood              Owensville          Granite City          Hillside
                                                  Lake St. Louis        Park Hills (2)      Greenville            Jacksonville
                                                  Manchester            Warrenton           Jerseyville (2)       Knoxville
                                                  O'Fallon              Washington          Johnston City         Peoria (3)
                                                  Shrewsbury            Wentzville          Lawrenceville         Pittsfield
                                                  St. Charles (3)                           Marine                Quincy (2)
                                                  St. Louis City (2)                        O'Fallon (2)          Roodhouse
                                                  St. Louis County (3)                      Red Bud               Springfield
                                                  St. Peters                                Salem (2)             Sterling
                                                  Warson Woods                              Shiloh                Winchester
                                                  Webster Groves                            Swansea
                                                                                            Valmeyer
                                                                                            Vandalia
                                                                                            Waterloo
                                                                                            West Frankfort



                                                                                First Bank & Trust
                                                  -------------------------------------------------------------------------------

                                                    Southern                Northern
                                                   California              California           Texas
                                                   ----------              ----------           -----

                                                  Beverly Hills          Campbell             Dallas
                                                  Costa Mesa             Concord              Denton
                                                  Encino                 Fairfield            Garland
         [GRAPHIC OMITTED]                        Fountain Valley        Napa                 Houston (3)
                                                  Fullerton              Oakland              Irving
                                                  Gardena                Rancho Cordova       McKinney
                                                  Huntington Beach (3)   Roseville (2)
                                                  Irvine                 Sacramento
                                                  Laguna Niguel          San Francisco (2)
                                                  Lakewood               San Jose
                                                  Long Beach (3)         San Mateo
                                                  Los Angeles (2)        San Pablo
                                                  Malibu                 San Rafael
                                                  Marina del Rey         Vallejo
                                                  Mira Loma              Walnut Creek
                                                  Newport Beach
                                                  Orange
                                                  Riverside
                                                  Santa Barbara
                                                  Santa Maria
                                                  Solvang
                                                  Torrance
                                                  Ventura
                                                  Westlake Village
                                                  Westminster
                                                  Woodland Hills
                                                  Yorba Linda



                                     SUMMARY

         This summary highlights information contained elsewhere in, or incorporated by reference into, this prospectus. Because this is a summary, it may not contain all of the information that is important to you. Therefore, you should also read the more detailed information set forth in this prospectus, our financial statements and the other information that is incorporated by reference in this prospectus. Unless otherwise indicated, the information in this prospectus assumes that the underwriters will not exercise their option to purchase additional preferred securities to cover over-allotments.

                                First Banks, Inc.
Who We Are

         First Banks, Inc. is a registered bank holding company incorporated in Missouri and headquartered in St. Louis County, Missouri. Through the operation of our subsidiaries, we offer a broad array of financial services to consumer and commercial customers. Since 1994, our organization has grown significantly, primarily as a result of our acquisition strategy, as well as through internal growth. We currently have banking operations in California, Illinois, Missouri and Texas. At September 30, 2002, we had total assets of $7.17 billion, loans, net of unearned discount, of $5.46 billion, total deposits of $6.03 billion and total stockholders' equity of $506.2 million.

         Through our subsidiary banks, we offer a broad range of commercial and personal deposit products, including demand, savings, money market and time deposit accounts. In addition, we market combined basic services for various customer groups, including packaged accounts for more affluent customers, and sweep accounts, lock-box deposits and cash management products for commercial customers. We also offer both consumer and commercial loans. Consumer lending includes residential real estate, home equity and installment lending. Commercial lending includes commercial, financial and agricultural loans, real estate construction and development loans, commercial real estate loans, asset-based loans, commercial leasing and trade financing. Other financial services offered include mortgage banking, debit cards, brokerage services, credit-related insurance, internet banking, automated teller machines, telephone banking, safe deposit boxes, escrow and bankruptcy deposit services, stock option services, and trust, private banking and institutional money management services.

         We operate through two subsidiary banks, as follows:

                                                   Geographic (Number of) Locations               Total Assets
                   Name                                  at September 30, 2002                at September 30, 2002
--------------------------------------------    ----------------------------------------    --------------------------
                                                                                               (dollars expressed
                                                                                                  in thousands)

First Bank                                      Missouri (43) and Illinois (51)                    $4,063,159

First Bank and Trust                            California (49) and Texas (8)                       3,139,170


         We anticipate merging our bank subsidiaries, First Bank and First Bank & Trust, on March 31, 2003 to allow certain administrative and operational economies not available while the two banks maintain separate charters.

         Acquisitions may serve to enhance our presence in a given market, to expand the extent of our market area or to enable us to enter into new or noncontiguous markets. Initially, we made acquisitions solely within Missouri and Illinois. In the early 1990's, however, the pricing of acquisitions in these areas escalated beyond the levels we believed to be desirable, causing us to explore acquisitions in other markets. This effort led to the acquisition of BancTEXAS Group, Inc. in 1994, which had offices in Dallas and Houston, Texas, and subsequent acquisitions of financial institutions that had offices located in the San Francisco - Sacramento corridor in Northern California and Orange County in Southern California during the six years ended December 31, 2000. Our emphasis in recent acquisitions has been to enhance our presence in markets we currently serve. In 2001, we completed two acquisitions in Southern California that increased our market share in Los Angeles and Orange Counties, and extended our market into neighboring Riverside County. In addition, in 2001 we completed an acquisition in Swansea, Illinois of a bank holding company that increased our presence in the Illinois areas immediately east and north of St. Louis. In 2002, we completed an acquisition in Des Plaines, Illinois, in the Chicago metropolitan area, and two branch offices in Denton and Garland, Texas, in the Dallas metropolitan area. In addition, we currently have one pending acquisition in Ste. Genevieve, Missouri that will further expand our Midwest franchise south of St. Louis.

         Various trusts, which were created by and are administered by and for the benefit of Mr. James F. Dierberg, our Chairman of the Board and Chief Executive Officer, and members of his immediate family, own all of our voting stock. Mr. Dierberg and his family, therefore, control our management and policies.

Growth Strategy

         Our primary strategic objective remains to achieve progressive and profitable growth through the continued development of our banking franchise, as supplemented by periodic acquisitions of other financial institutions. We believe significant opportunities exist for financial organizations to grow and prosper by delivering quality products and by providing personal service to individuals and small to mid-sized businesses. Consequently, we emphasize continually improving the knowledge and skills of our people, enhancing our service quality, and making our services competitive in the marketplace and convenient to our customers. By combining these attributes, we believe we can realize many of the efficiencies available to larger organizations and still provide the opportunity for customers to receive the personalized service that they find attractive in smaller organizations.

         At the same time, we recognize that consolidation within the banking industry and increasing competition from substantially larger banks, as well as organizations other than banks, create pressures on interest margins and operating costs. We believe that to counteract these pressures we must operate efficiently and achieve a greater long-term growth rate than can be accomplished solely by our marketing and business development efforts. Therefore, we supplement these growth efforts with acquisitions of other financial services entities. Our acquisitions may serve to enhance our presence in a given market, to expand the extent of our market areas or to enable us to enter new markets.

         Primary responsibility for managing our subsidiary banking units rests with the officers and directors of each unit, but we centralize overall corporate policies, procedures and administrative functions and provide centralized operational support functions for our subsidiaries. This practice allows us to achieve operating efficiencies while allowing our subsidiary banking units to focus on customer service.

Financial Summary

         To support our growth strategy, we emphasize earnings performance, as well as retaining and investing those earnings. Consequently, we have never paid, and have no present intention to pay, dividends on our common stock. Furthermore, the dividends paid on our Class A and B preferred stock currently represent less than 2.0% of our current net income before dividends. As a result, between December 31, 1997 and December 31, 2001, our common stockholders' equity grew at a compound annual growth rate of approximately 18.8%.

                                                            Compound
                                                            Growth or
                                                         Average for the
                                  As of or for the          Five Years
                                 Nine Months Ended             Ended
                                   September 30,           December 31,         As of or for the Year Ended December 31,
                                -------------------- ------------------------ ------------------------------------------
                                  2002       2001       2001(1)       2001       2000       1999       1998        1997
                                --------- ---------- -------------- --------- --------- ----------- ---------- ---------
                                                                (dollars in thousands)

Net income.................  $   30,362      34,632       18.2%   $   64,514     56,107     44,178     33,510      33,027
Loans, net of unearned
     discount..............   5,464,020   4,774,300       15.9     5,408,869  4,752,265  3,996,324  3,580,105   3,002,200
Total assets...............   7,171,534   5,976,773       12.9     6,778,451  5,876,691  4,867,747  4,554,810   4,165,014
Common stockholders'
     equity................     493,131     425,766       18.8       435,594    339,783    281,842    250,300     218,474
Total stockholders'
     equity................     506,194     438,829       18.0       448,657    352,846    294,905    263,363     231,537
Return on average total
     stockholders'
     equity (2)............        8.67%      11.88%     15.15%        15.96%     17.43%     15.79%     13.64%      12.91%
Number of locations........         151         142         --           150        140        135        135         131

---------------------
(1)  For the period indicated, these figures represent compound annual growth rates of net income, loans, net of unearned discount, total assets, common stockholders' equity and total stockholders' equity and average return on average total stockholders'
     equity.

(2)  Ratios for the nine-month periods are annualized.

         Our address is 135 North Meramec, Clayton, Missouri 63105, and our telephone number is (314) 854-4600.

                        First Preferred Capital Trust IV

         We recently formed the trust as an additional financing subsidiary. Upon issuance of the preferred securities offered by this prospectus, the purchasers in this offering will own all of the issued and outstanding preferred securities of the trust. In exchange for our capital contribution to the trust, we will own all of the common securities of the trust. The sole revenues of the trust will be payments that we make on the subordinated debentures. The trust exists exclusively for the following purposes:

         o    issuing the preferred securities to the public for cash;

         o    issuing the common securities to us;

         o investing the proceeds from the sale of the preferred and common securities in an equivalent amount of % subordinated debentures due June 30, 2033, to be issued by us; and

         o    engaging in activities that are incidental to those listed above.

         The trust's address is 135 North Meramec, Clayton, Missouri 63105, and its telephone number is (314) 854-4600.




                                                The Offering

The issuer.......................................     First Preferred Capital Trust IV

Securities being offered.........................     1,600,000 preferred securities, which represent preferred
                                                      undivided beneficial interests in the assets of the trust.
                                                      Those assets will consist solely of the subordinated
                                                      debentures and payments received on the subordinated
                                                      debentures. The trust will sell the preferred securities to the public for cash. The trust will use that cash to buy the subordinated debentures from us.

Offering price...................................     $25 per preferred security.

When we will pay distributions
       to you....................................     Your purchase of the preferred securities entitles you to
                                                      receive cumulative cash distributions at a            % annual
                                                      rate. Distributions will accumulate from the date the trust issues the preferred securities and will be paid quarterly on
                                                      March 31, June 30, September 30 and December 31 of each year, beginning June 30, 2003. As long as the preferred securities are represented by a global security, the record date for
                                                      distributions on the preferred securities will be the business day prior to the distribution date. We may defer the payment of cash distributions, as described below.

When we must redeem the
       preferred securities......................     The subordinated debentures will mature and the preferred
                                                      securities must be redeemed by June 30, 2033. We have the
                                                      option, however, to shorten the maturity date to a date not earlier than June 30, 2008. We will not shorten the maturity date unless we have received the prior approval of the Board of Governors of the Federal Reserve System, if required.

Redemption of the preferred
       securities before June 30, 2033
       is possible...............................     The trust must redeem the preferred securities when the
                                                      subordinated debentures are paid at maturity or upon any
                                                      earlier redemption of the subordinated debentures. We may
                                                      redeem all or part of the subordinated debentures at any time on or after June 30, 2008. In addition, we may redeem, at any time, all of the subordinated debentures if:

                                                         o   the interest we pay on the subordinated debentures is no
                                                             longer deductible by us for federal income tax purposes,
                                                             the trust becomes subject to federal income tax, or the
                                                             trust becomes or will become subject to certain other
                                                             taxes or governmental charges;

                                                         o   existing laws or regulations change in a manner requiring
                                                             the trust to register as an investment company; or

                                                         o   the capital adequacy guidelines of the Federal Reserve
                                                             change so that the preferred securities are not eligible
                                                             to be counted as Tier I capital.

                                                      We may also redeem the subordinated debentures at any time, and from time to time, in an amount equal to the liquidation amount of any preferred securities we purchase, plus a proportionate amount of common securities of the trust, but only in exchange for a like amount of the preferred securities and common securities of the trust then owned by us.

                                                      Redemption of the subordinated debentures prior to maturity will be subject to the prior approval of the Federal Reserve, if approval is then required. If your preferred securities are redeemed by the trust, you will receive the liquidation amount of $25 per preferred security, plus any accrued and unpaid distributions to the date of redemption.

We have the option to
       extend the interest
       payment period............................     The trust will rely solely on payments made by us under the subordinated debentures to pay distributions on the preferred securities. As long as we are not in default under the
                                                      indenture relating to the subordinated debentures, we may, at one or more times, defer interest payments on the subordinated debentures for up to 20 consecutive quarters, but not beyond
                                                      June 30, 2033. If we defer interest payments on the
                                                      subordinated debentures:

                                                         o   the trust will also defer distributions on the
                                                             preferred securities;

                                                         o   the distributions you are entitled to will
                                                             accumulate; and

                                                         o   these accumulated distributions will earn interest at
                                                             an annual rate of      %, compounded quarterly, until
                                                             paid.

                                                      At the end of any deferral period, we will be obligated to pay to the trust all accrued and unpaid interest under the
                                                      subordinated debentures.  The trust will then pay all accumulated and unpaid distributions to you to the extent that the trust has received accrued and unpaid interest under the subordinated debentures.






You will still be taxed if
       distributions on the
       preferred securities are
       deferred..................................     If a deferral of distributions on the preferred securities occurs, you must recognize the deferred amounts as interest income for United States federal income tax purposes in
                                                      advance of receiving these amounts, even if you are a cash basis taxpayer.

Our guarantee of payment.........................     We guarantee the trust will use its assets to pay the
                                                      distributions on the preferred securities and the liquidation amount upon liquidation of the trust. However, the guarantee does not apply when the trust does not have sufficient funds to make the payments. If we do not make interest payments on the subordinated debentures, the trust will not have
                                                      sufficient funds to make distributions on the preferred
                                                      securities. In this event, your remedy is to institute a legal proceeding directly against us for enforcement of payments under the subordinated debentures.

We may distribute the
       subordinated debentures
       directly to you...........................     We may, at any time, dissolve the trust and distribute the subordinated debentures to you, subject to the prior approval of the Federal Reserve, if required. If we distribute the
                                                      subordinated debentures, we will use our best efforts to list them on a national securities exchange or comparable automated quotation system.

How the securities will rank in
       right of payment..........................     Our obligations under the preferred securities, subordinated debentures and guarantee are unsecured and will rank as
                                                      follows with regard to right of payment:

                                                         o   the preferred securities will rank equally with
                                                             the common securities of the trust. The trust
                                                             will pay distributions on the preferred securities and
                                                             the common securities on a pro rata basis. However, if we
                                                             default with respect to the subordinated debentures, then
                                                             no distributions on the common securities of the trust or
                                                             our common stock will be paid until all accumulated and
                                                             unpaid distributions on the preferred securities have
                                                             been paid;

                                                       o     our obligations under the subordinated debentures and
                                                             the guarantee are unsecured and generally will rank:
                                                             (1) junior in priority to our existing and future
                                                             senior and senior subordinated indebtedness, (2)
                                                             equal in priority to our subordinated debentures
                                                             associated with the $183.7 million of trust preferred
                                                             securities that four of our other financing
                                                             subsidiaries will have outstanding (after giving


                                                              effect to the redemption of $86.3 million of
                                                              subordinated debentures associated with trust
                                                              preferred securities that we anticipate will be
                                                              effected in part with the proceeds of this offering)
                                                              and (3) equal in priority to subordinated debentures
                                                              that we issued in connection with a private
                                                              placement of $25.0 million of trust preferred
                                                              securities by a newly formed financing subsidiary;
                                                              and

                                                         o    because we are a holding company, the subordinated
                                                              debentures and the guarantee will effectively
                                                              be subordinated to all existing and future liabilities
                                                              of our subsidiaries with respect to the assets of each
                                                              such subsidiary. These liabilities include all
                                                              depositors' claims.

Voting rights of the preferred                        Except in limited circumstances, holders of the preferred
       securities................................     securities will have no voting rights.

New York Stock Exchange                               The Preferred Securities have been approved for listing on the
       symbol....................................     New York Stock Exchange under the symbol FBSPrA subject to notice of issuance.
 You will not receive
       certificates..............................     The preferred securities will be represented by a global
                                                      security that will be deposited with and registered in the name of The Depository Trust Company, New York, New York, or its nominee. This means that you will not receive a
                                                      certificate for the preferred securities, and your beneficial ownership interests will be recorded through the DTC
                                                      book-entry system.

How the proceeds of this
       offering will be used.....................     The trust will invest the proceeds from the sale of the
                                                      preferred securities in the subordinated debentures. We
                                                      estimate the entire net proceeds to us from the sale of the subordinated debentures to the trust, after deducting
                                                      underwriting expenses and commissions, will be approximately
                                                      $38.4 million.  We expect to use the net proceeds from the sale of the subordinated debentures to redeem the subordinated debentures associated with the 9.25% trust preferred
                                                      securities issued by one of our financing subsidiaries in
                                                      1997.  Currently, there is approximately $88.9 million in
                                                      principal amount of such subordinated debentures outstanding.
                                                      Remaining funds necessary to complete this redemption will be provided from available cash, the issuance of $25.0 million in principal amount of subordinated debentures in connection with a private placement of trust preferred securities, and
                                                      borrowings under our revolving credit line with a group of unaffiliated financial institutions.

         Before purchasing the preferred securities being offered, you should carefully consider the "Risk Factors" beginning on page 12.



                                               SUMMARY CONSOLIDATED AND OTHER FINANCIAL DATA

         The summary consolidated financial and other data set forth below, insofar as they relate to the five years ended
December 31, 2001, are derived from our consolidated financial statements, which have been audited by KPMG LLP. The summary consolidated financial and other data set forth below for the nine-month periods ended September 30, 2002 and 2001, are derived from unaudited consolidated financial statements. In our opinion, all adjustments, consisting of normal recurring adjustments necessary for a fair presentation of results as of and for the nine-month periods indicated, have been included. This information is qualified by reference to our consolidated financial statements included herein, and should be read in conjunction with such consolidated financial statements and related notes thereto and "Management's Discussion and Analysis of Financial Condition and
Results of Operations." Results for past periods are not necessarily indicative of results that may be expected for future periods and results for the nine-month period ended September 30, 2002 are not necessarily indicative of results that may be expected for the entire year ending December 31, 2002.

                                                           As of and for the
                                                           Nine Months Ended
                                                           September 30, (1)    As of or for the Year Ended December 31, (1)
                                                          --------------------  ------------------------------------------------
                                                             2002       2001      2001      2000      1999     1998      1997
                                                          --------- ----------   -------- --------- --------- --------- ---------
                                                                 (dollars expressed in thousands, except per share data)
Income Statement Data:
    Interest income....................................   $  319,726   340,117   444,743   422,826   353,082   327,860   295,101
    Interest expense...................................      121,735   164,840   209,604   200,852   170,751   172,021   156,153
                                                          ---------- --------- --------- --------- --------- --------- ---------
    Net interest income................................      197,991   175,277   235,139   221,974   182,331   155,839   138,948
    Provision for loan losses..........................       38,700    13,910    23,510    14,127    13,073     9,000    11,300
                                                          ---------- --------- --------- --------- --------- --------- ---------
    Net interest income after provision for loan losses      159,291   161,367   211,629   207,847   169,258   146,839   127,648
    Noninterest income.................................       64,840    57,744    98,609    42,778    41,650    36,497    25,697
    Noninterest expense................................      175,232   157,361   211,671   157,990   138,757   128,862   102,965
                                                          ---------- --------- --------- --------- --------- --------- ---------
    Income before provision for income taxes,
      minority interest in income of subsidiary
      and cumulative effect of change
      in accounting principle..........................       48,899    61,750    98,567    92,635    72,151    54,474    50,380
    Provision for income taxes.........................       17,471    24,120    30,048    34,482    26,313    19,693    16,083
                                                          ---------- --------- --------- --------- --------- --------- ---------
    Income before minority interest in income
      of subsidiary and cumulative effect of
      change in accounting principle...................       31,428    37,630    68,519    58,153    45,838    34,781    34,297
    Minority interest in income of subsidiary..........        1,066     1,622     2,629     2,046     1,660     1,271     1,270
                                                          ---------- --------- --------- --------- --------- --------- ---------
    Income before cumulative effect of change in
      accounting principle.............................       30,362    36,008    65,890    56,107    44,178    33,510    33,027
    Cumulative effect of change in accounting
      principle, net of tax............................           --    (1,376)   (1,376)       --        --        --        --
                                                          ---------- --------- --------- --------- --------- --------- ---------

    Net income.........................................   $   30,362    34,632    64,514    56,107    44,178    33,510    33,027
                                                          ========== ========= ========= ========= ========= ========= =========
Dividends:
    Preferred stock....................................   $      524       524       786       786       786       786     5,067
    Common stock.......................................           --        --        --        --        --       --         --
    Ratio of total dividends declared to net income....         1.73%     1.51%     1.22%     1.40%     1.78%     2.35%    15.34%
Balance Sheet Data:
    Investment securities..............................   $  914,875   533,149   631,068   563,534   451,647   534,796   795,530
    Loans, net of unearned discount....................    5,464,020 4,774,300 5,408,869 4,752,265 3,996,324 3,580,105 3,002,200
    Total assets.......................................    7,171,534 5,976,773 6,778,451 5,876,691 4,867,747 4,554,810 4,165,014
    Total deposits.....................................    6,025,703 5,072,090 5,683,904 5,012,415 4,251,814 3,939,985 3,684,595
    Notes payable......................................           --    29,500    27,500    83,000    64,000    50,048    55,144
    Guaranteed preferred beneficial interests in
      First Banks, Inc. and First Banks America,
      Inc. subordinated debentures.....................      267,632   182,945   235,881   182,849   127,611   127,443    83,183
    Common stockholders' equity........................      493,131   425,766   435,594   339,783   281,842   250,300   218,474
    Total stockholders' equity.........................      506,194   438,829   448,657   352,846   294,905   263,363   231,537
Earnings Ratios:
    Return on average total assets (2).................         0.58%     0.79%     1.08%     1.09%     0.95%     0.78%     0.87%
    Return on average total stockholders' equity (2)...         8.67     11.88     15.96     17.43     15.79     13.64     12.91
    Efficiency ratio (3)...............................        66.67     67.53     63.42     59.67     61.95     67.00     62.54
    Net interest margin (2) (4)........................         4.23      4.40      4.34      4.65      4.24      3.94      3.88
Asset Quality Ratios:
    Allowance for loan losses to loans.................         2.01      1.69      1.80      1.72      1.72      1.70     1.68
    Nonperforming loans to loans (5)...................         1.82      0.94      1.24      1.12      0.99      1.22     0.80
    Allowance for loan losses to
      nonperforming loans (5)..........................       110.72    179.05    144.36    153.47    172.66    140.04    209.88
    Nonperforming assets to loans and
      other real estate (6)............................         1.87      1.02      1.32      1.17      1.05      1.32      1.04
    Net loan charge-offs to average loans (2)..........         0.68      0.41      0.45      0.17      0.22      0.05      0.27
Capital Ratios:
    Average total stockholders' equity to
      average total assets.............................         6.71      6.63      6.74      6.25      6.01      5.74      6.71
    Total risk-based capital ratio.....................        10.97     10.98     10.53     10.21     10.05     10.27     10.26
    Leverage ratio.....................................         6.86      7.67      7.25      7.46      7.15      6.78      6.80


Ratio of Earnings to Fixed Charges: (7)
    Including interest on deposits.....................         1.37x     1.36x     1.44x     1.44x     1.40x     1.31x     1.31x
    Excluding interest on deposits.....................         2.46      3.07      3.47      3.75      3.22      3.16      3.25
    ------------------------------
(1)  The comparability of the selected data presented is affected by the acquisitions of 13 banks and five purchases of branch offices during the five-year period ended December 31, 2001, and the acquisition of one bank and two purchases of branch offices during the nine-month period ended September 30, 2002. These acquisitions were accounted for as purchases and, accordingly, the selected data includes the financial position and results of operations of each acquired entity only for the periods subsequent to its respective date of acquisition.
(2)  Ratios for the nine-month periods are annualized.
(3)  Efficiency ratio is the ratio of noninterest expense to the sum of net interest income and noninterest income.
(4)  Net interest margin is the ratio of net interest income (expressed on a tax-equivalent basis) to average interest-earning assets.
(5)  Nonperforming loans consist of nonaccrual loans and certain loans with restructured terms.
(6)  Nonperforming assets consist of nonperforming loans and other real estate.
(7)  For purposes of calculating the ratio of earnings to fixed charges, earnings consist of income before taxes plus interest and rent expense. Fixed charges consist of interest and rent expense.

                               RECENT DEVELOPMENTS

         On January 28, 2003, we issued a press release reporting our unaudited financial data as of December 31, 2002 and for the three months and year then ended. We reported net income for the years ended December 31, 2002 and 2001 of $45.2 million and $64.5 million, respectively. Results for 2002 reflect increased net interest income offset by higher operating expenses primarily resulting from our acquisitions completed in 2001 and 2002. We also experienced increased provisions for loan losses, indicative of the current economic environment, reflected in increased charge-off, past due and nonperforming trends. For the three months ended December 31, 2002 and 2001, our net income was $14.8 million and $29.9 million, respectively. Included in the fourth quarter and year ended December 31, 2001 were a nonrecurring gain of $12.4 million, net of related income taxes, relating to the exchange of our investment in an unaffiliated financial institution for cash and stock in another unaffiliated financial institution, and a nonrecurring adjustment of the deferred income tax valuation reserve of $8.1 million, both of which increased net income.

         The implementation of Statement of Financial Accounting Standards, or SFAS, No. 142, Goodwill and Other Intangible Assets, on January 1, 2002, resulted in the discontinuation of amortization of certain intangibles associated with the purchase of subsidiaries. If we had implemented SFAS No. 142 at the beginning of 2001, net income for the three months and year ended December 31, 2001 would have increased $2.6 million and $8.1 million, respectively. In addition, the implementation of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, on January 1, 2001, resulted in the recognition of a cumulative effect of change in accounting principle of $1.4 million, net of tax, which reduced net income. Excluding this item, net income would have been $65.9 million for the year ended December 31, 2001.

         The decline in our earnings in 2002 primarily resulted from the reduced interest rate environment and weak economic conditions within our market areas, and the related decline in asset quality. Throughout 2002, we experienced higher-than-normal loan charge-offs, loan delinquencies and nonperforming loans that led to significant increases in the provision for loan losses, thereby reducing net income. While we believe we have aggressively addressed the asset quality problems that have arisen throughout the year, we continue to closely monitor our operations to address the challenges posed by the current economic environment, including reduced loan demand and lower prevailing interest rates.

         We experienced continuing growth of net interest income primarily resulting from increased earning assets generated through our acquisitions of Union Financial Group, Ltd., or Union, completed in the fourth quarter of 2001, which provided assets of $360.0 million, as well as Plains Financial Corporation, or Plains, completed in January 2002 and two Texas branch purchases completed in June 2002, which provided assets of $256.3 million and $63.7 million, respectively. In addition, the earnings on our interest rate swap agreements that we entered into in conjunction with our interest rate risk management program largely mitigated the effects of declining interest rates, further contributing to our increased net interest income. The derivative financial instruments used to hedge our interest rate risk contributed $15.1 million and $53.0 million to net interest income for the three months and year ended December 31, 2002, respectively, compared to $10.6 million and $23.4 million for the comparable periods in 2001. Net interest income was also affected by an increase in guaranteed preferred debentures expense resulting from the issuance of trust preferred securities by First Preferred Capital Trust III in November 2001 and First Bank Capital Trust in April 2002. The increase in net interest income, however, was partially offset by reductions in prevailing interest rates and generally weaker loan demand, resulting in the decline in our net interest margin from 4.34% in 2001 to 4.24% in 2002.

         We recorded provisions for loan losses of $16.8 million and $55.5 million for the three months and year ended December 31, 2002, respectively, compared to $9.6 million and $23.5 million for the comparable periods in 2001. The significant increase in the provision for loan losses during 2002 reflects a higher level of problem loans and related loan charge-offs and past due loans resulting from the economic conditions within our markets, additional problems identified in certain acquired loan portfolios and continuing deterioration in the portfolio of leases to the airline industry. Net loan charge-offs also increased significantly to $27.2 million and $54.6 million for the three months and year ended December 31, 2002, compared to $7.2 million and $22.0 million for the comparable periods in 2001. Included in this total were charge-offs aggregating $38.6 million on ten large credit relationships, representing nearly 71% of net loan charge-offs in 2002. Additionally, nonperforming assets at December 31, 2002 increased $11.2 million to $82.8 million from $71.6 million at December 31, 2001, further contributing to the need for increased provisions for loan losses in 2002.

         Noninterest income decreased to $24.6 million and $89.5 million for the three months and year ended December 31, 2002, respectively, from $40.9 million and $98.6 million for the comparable periods in 2001. A significant component of the decrease in noninterest income was a $19.1 million gain recorded in the fourth quarter of 2001 in conjunction with the exchange of an equity investment in the common stock of an unaffiliated financial institution for cash and an equity investment in the acquiring unaffiliated financial institution. The decrease in 2002 also reflects the decline in net gains on derivative instruments due primarily to $4.1 million of gains resulting from the terminations of certain interest rate swap and floor agreements during 2001, and changes in the fair value of interest rate cap agreements and fair value hedges. In addition, we recorded a gain of $1.9 million on the sale of our credit card portfolio in 2001. The overall decline in noninterest income was partially offset by increases in service charges on deposit accounts and customer service fees, loan servicing fees, gains on mortgage loans sold, income earned on bank-owned life insurance, income associated with our Institutional Money Management and International Banking Divisions and a gain on the sale of certain operating lease equipment.

         Operating expenses were $57.5 million and $232.8 million for the three months and year ended December 31, 2002, respectively, compared to $54.3 million and $211.7 million for the comparable periods in 2001. The increase in operating expenses reflects increases in salaries and employee benefit expenses, occupancy, furniture and equipment expenses associated with the expansion of corporate and branch facilities, and information technology fees due to growth and technological advancements in our product and service offerings. These higher operating expenses reflect our acquisitions and significant investments that have been made in personnel, technology, equipment, facilities and new product and business lines as part of our overall strategic growth plan. The overall increase in operating expenses was partially offset by the implementation of SFAS 142 in January 2002 and the related discontinuation of amortization of certain intangibles associated with the purchase of subsidiaries. Amortization of intangibles for the three months and year ended December 31, 2002 was $532,000 and $2.0 million, respectively, compared to $2.7 million and $8.2 million for the comparable periods in 2001.

         The condensed consolidated financial data set forth below for the three months and years ended December 31, 2002 and 2001, are derived from our consolidated financial statements. The consolidated financial information is unaudited and is qualified by reference to our consolidated financial statements appearing elsewhere in this prospectus, and this information should be read in conjunction with such consolidated financial statements and related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations." In our opinion, all adjustments, consisting of normal recurring adjustments necessary for a fair presentation of results as of and for the three months and year ended December 31, 2002, have been included. Results for past periods are not necessarily indicative of results that may be expected for future periods.

                                Condensed Consolidated Statements of Income - (Unaudited)


                                                                           Three Months Ended        Year Ended
                                                                              December 31,          December 31,
                                                                           --------------------  ------------------
                                                                            2002        2001      2002       2001
                                                                            ----        ----      ----       ----
                                                                               (dollars expressed in thousands)

Interest income..........................................................  $ 105,184   104,626    424,910   444,743
Interest expense.........................................................     35,005    44,764    156,740   209,604
                                                                           ---------  --------   --------  --------
     Net interest income.................................................     70,179    59,862    268,170   235,139
Provision for loan losses................................................     16,800     9,600     55,500    23,510
                                                                           ---------  --------   --------  --------
     Net interest income after provision for loan losses.................     53,379    50,262    212,670   211,629
Noninterest income.......................................................     24,615    40,865     89,455    98,609
Noninterest expense......................................................     57,524    54,310    232,756   211,671
                                                                           ---------  --------   --------  --------
     Income before provision for income taxes, minority
       interest in income of subsidiary and cumulative
       effect of change in accounting principle...................            20,470    36,817     69,369    98,567
Provision for income taxes...............................................      5,300     5,928     22,771    30,048
                                                                           ---------  --------   --------  --------
     Income before minority interest in income of
       subsidiary and cumulative effect of
       change in accounting principle ...................................     15,170    30,889     46,598    68,519
Minority interest in income of subsidiary................................        365     1,007      1,431     2,629
                                                                           ---------  --------   --------  --------
     Income before cumulative effect of change in accounting principle...     14,805    29,882     45,167    65,890
Cumulative effect of change in accounting principle, net of tax..........         --        --         --    (1,376)
                                                                           ---------  --------   --------  --------
     Net income..........................................................     14,805    29,882     45,167    64,514
Preferred stock dividends................................................        262       262        786       786
                                                                           ---------  --------   --------  --------
     Net income available to common stockholders.........................  $  14,543    29,620     44,381    63,728
                                                                           =========  ========   ========  ========

Basic earnings per common share:
     Income before cumulative effect of change in accounting principle...  $  614.64  1,251.86   1,875.69  2,751.54
     Cumulative effect of change in accounting principle, net of tax.....         --        --         --    (58.16)
                                                                           ---------  --------   --------  --------
     Basic...............................................................  $  614.64  1,251.86   1,875.69  2,693.38
                                                                           =========  ========   ========  ========
Diluted earnings per common share:
     Income before cumulative effect of change in accounting principle...  $  609.63  1,225.79   1,853.64  2,684.93
     Cumulative effect of change in accounting principle, net of tax.....         --        --         --    (58.16)
                                                                           ---------  --------   --------  --------
     Diluted.............................................................  $  609.63  1,225.79   1,853.64  2,626.77
                                                                           =========  ========   ========  ========

                         Condensed Consolidated Balance Sheet information - (Unaudited)

                                                                                    December 31,      December 31,
                                                                                        2002              2001
                                                                                        ----              ----
                                                                                   (dollars expressed in thousands)

Investment securities.............................................................    $  1,137,320         631,068
Loans, net of unearned discount....................................................      5,432,588       5,408,869
Allowance for loan losses..........................................................         99,439          97,164
Total assets.......................................................................      7,342,800       6,778,451
Total deposits.....................................................................      6,172,820       5,683,904
Notes payable......................................................................          7,000          27,500
Guaranteed preferred beneficial interests in subordinated debentures...............        270,039         235,881
Total stockholders' equity.........................................................        519,041         448,657
Nonperforming assets...............................................................         82,774          71,624

                                  Selected Financial Ratios - (Unaudited)

                                                                           Three Months Ended        Year Ended
                                                                              December 31,          December 31,
                                                                           --------------------   ----------------
                                                                            2002        2001      2002       2001
                                                                            ----        ----      ----       ----

Return on average assets.................................................   0.81%        1.87%    0.64%      1.08%
Return on average stockholders' equity...................................  11.52        26.50     9.44      15.96
Net interest margin......................................................   4.27         4.19     4.24       4.34
Efficiency Ratio.........................................................  60.68        53.92    65.08      63.42


                                  RISK FACTORS

         An investment in the preferred securities involves a number of risks. We urge you to read all of the information contained in this prospectus. In addition, we urge you to consider carefully the following factors in evaluating an investment in the trust before you purchase the preferred securities offered by this prospectus.

         Because the trust will rely on the interest payments it receives on the subordinated debentures to fund all distributions on the preferred securities, and because the trust may distribute the subordinated debentures in exchange for the preferred securities, purchasers of the preferred securities are making an investment decision that relates to the subordinated debentures being issued by First Banks, Inc. as well as the preferred securities. Purchasers should carefully review the information in this prospectus about the preferred securities, the subordinated debentures and the guarantee.

                       Risks Related to First Banks, Inc.

We pursue acquisitions to supplement internal growth. Acquisitions involve varying degrees of inherent risk that could affect our profitability.

          o Acquisitions of other banks or businesses may expose us to asset quality problems, higher than anticipated expenses, operational problems or unknown or contingent liabilities of the entities we acquire. If the quantity of these problems exceeds our estimates, our earnings and financial condition may be adversely affected.

          o Acquisitions generally require integration of the acquired entity's systems and procedures with ours in order to make the transaction economically feasible. This integration process is complicated and time consuming for us, and it can also be disruptive to the customers of the acquired business. If the integration process is not conducted successfully and with minimal effect on the business and its customers, we may not realize the anticipated economic benefits of particular acquisitions within the expected time frame, and we may lose higher than expected numbers of customers or employees of the acquired business.

Geographic distance between our operations increases operating costs and makes efforts to standardize operations more difficult.

         We operate banking offices in California, Illinois, Missouri and Texas. The noncontiguous nature of many of our geographic markets increases operating costs and makes it more difficult for us to standardize our business practices and procedures. As a result of our geographic dispersion, we face the following challenges:

          o Operation of information technology and item processing functions at remote locations including the transportation of documents and increased communications line charges from various service providers;

          o Control of correspondent accounts, reserve balances and wire transfers in different time zones;

          o Familiarizing personnel with our business environment, banking practices and customer requirements at geographically dispersed areas;

          o Providing administrative support, including accounting, human resources, loan servicing, internal audit and credit review at significant distances; and

          o    Establishing   and  monitoring   compliance  with  our  corporate
               policies and procedures in different areas.

Our emphasis in recent years on commercial real estate and construction lending in lieu of residential mortgage lending has increased our credit risk.

         Our expanded level of commercial real estate and construction lending carries with it greater credit risk than the credit risk associated with residential real estate lending. A substantial portion of the loans made by our subsidiary banks is secured by commercial real estate. Commercial real estate and real estate construction loans were $1.68 billion and $983.3 million at September 30, 2002, representing 30.8% and 18.0% of our loan portfolio, respectively. During the nine months ended September 30, 2002, we experienced increasing amounts of nonperforming loans and loan charge-offs within our portfolio of commercial real estate and real estate construction loan portfolios. Adverse developments affecting real estate in one or more of our markets could further increase the credit risk associated with our loan portfolio. See "--Management's Discussion and Analysis of Financial Condition and Results of Operations - Lending Activities" on page 57 and "--Management's Discussion and Analysis of Financial Condition and Results of Operation - Balance Sheet - Loans and Allowance for Loan Losses" on page 66.

Decreases in interest rates could have a negative impact on our profitability.

         Our earnings are principally dependent on net interest income. Net interest income is affected by many factors that are partly or completely beyond our control, including competition, general economic conditions and the policies of regulatory authorities, including the monetary policies of the Federal Reserve. Under our current interest rate risk position, our net interest income could be negatively affected by a further decline in interest rates. See "--Management's Discussion and Analysis of Financial Condition and Results of Operations - Interest Rate Risk Management" on page 47.

Our interest rate risk hedging activities may increase volatility in quarterly earnings.

         To offset the risks associated with the effects of changes in market interest rates, we enter into transactions designed to hedge our interest rate risk. The accounting for such hedging activities under accounting principles generally accepted in the United States of America requires our hedging instruments to be recorded at fair value. The effect of certain of our hedging strategies may result in volatility in our quarterly earnings as interest rates change or as the volatility in the underlying derivatives markets increases or decreases. The volatility in earnings is primarily a result of marking to market certain of our hedging instruments and/or modifying our overall hedge position.

The financial services business is highly competitive, and we face competitive disadvantages because of our size and the nature of banking regulation.

         We encounter strong direct competition for deposits, loans and other financial services in all of our market areas. Our principal competitors include other commercial banks, savings banks, savings and loan associations, mutual funds, finance companies, trust companies, insurance companies, leasing companies, credit unions, mortgage companies, private issuers of debt obligations and suppliers of other investment alternatives, such as securities firms and financial holding companies. Many of our non-bank competitors are not subject to the same degree of regulation as that imposed on bank holding companies, federally insured banks and national or state chartered banks. As a result, such non-bank competitors may have more flexibility than we do in providing certain services.

We may not be able to implement technological change as effectively as our competitors.

         The financial services industry is undergoing rapid technological change related to delivery and availability of products and services and operating efficiencies. In many instances technological improvements require significant capital expenditures. Many of our competitors have significantly greater resources than we have available.

Competition for acquisitions in the financial services industry and our status as a privately held company make our efforts to grow through acquisitions difficult.

         We face intense competition from other financial institutions in pursuing acquisitions, particularly related to price. Prices at which acquisitions can be made fluctuate with market conditions. We have experienced times during which acquisitions could not be made in specific markets at prices our management considered acceptable, and we expect that this situation will happen again. Because of our intention to remain a closely held company, we do not use common stock to make acquisitions. Our use of cash as acquisition consideration can be a disadvantage in acquisitions relative to other prospective acquirers in those instances in which selling stockholders desire a tax free exchange.

Further domestic terrorist attacks could adversely affect the domestic economy and our business.

         Additional terrorist attacks and further acts of violence in the United States could cause deterioration of the domestic economy which in turn can cause an increase in payment delinquencies and loan losses in our loan portfolio. The attacks on New York and Washington D.C. on September 11, 2001 appear to have prolonged a period of slow growth in the domestic economy, leading to low loan demand and an economy generally resistant to price increases. This operating environment has been difficult for many of our loan customers. In particular, such events may lead to reduced levels of travel, which could adversely affect our hotel loan and commercial airline equipment leasing portfolios. At September 30, 2002, we had $124.3 million in hotel loans and $47.3 million in commercial airline equipment leases. Any terrorist attack, any response to such an attack by the United States or any similar condition affecting the United States in general or any of the geographic areas in which we conduct substantial business could affect the value of the collateral underlying our loans and leases and materially adversely affect our results of operations.

We operate in a highly regulated environment. Recently enacted, proposed and future legislation and regulations may increase our cost of doing business.

         We and our subsidiaries are subject to extensive federal and state legislation, regulation and supervision. Recently enacted, proposed and future legislation and regulations have had and are expected to continue to have a significant impact on the financial services industry. Some of the legislative and regulatory changes including the Sarbanes-Oxley Act of 2002 and the USA Patriot Act of 2001, could increase our costs of doing business, particularly personnel and technology expenses necessary to maintain compliance with the expanded regulatory requirements. Additionally, the legislative and regulatory changes could reduce our ability to compete in certain markets. See "--Business
- Supervision and Regulation" beginning on page 82.

           Risks Related to an Investment in the Preferred Securities

If we do not make interest payments under the subordinated debentures, the trust will be unable to pay distributions and liquidation amounts. The guarantee will not apply because the guarantee covers payments only if the trust has funds available.

         The trust will depend solely on our interest payments on the subordinated debentures to make distributions to you on the preferred securities. If we default on our obligation to pay the principal or interest on the subordinated debentures, the trust will not have sufficient funds to pay distributions or the liquidation amount on the preferred securities. In that case, you will not be able to rely on the guarantee for payment of these amounts because the guarantee only applies if the trust has sufficient funds to make distributions on or to pay the liquidation amount of the preferred securities. Instead, you or the property trustee will have to institute a direct action against us to enforce the property trustee's rights under the indenture relating to the subordinated debentures.

Our ability to make interest payments on the subordinated debentures to the trust may be restricted by the ability of our subsidiaries to pay dividends or by regulatory action.

         Because we are a holding company, our ability to make interest payments on the subordinated debentures will depend on the ability of our subsidiaries to pay dividends to us, as well as available cash resources at the bank holding company level. Additionally, our regulators also may preclude us from making interest payments on the subordinated debentures in order to address any perceived deficiencies in our liquidity or regulatory capital levels. We cannot assure you that our subsidiaries will be able to pay dividends in the future necessary to allow us to make interest payments on the subordinated debentures. If we are unable to make interest payments on the subordinated debentures, the trust will not have funds sufficient to make distributions on the preferred securities. In the event that we are unable to make interest payments on the subordinated debentures, we could exercise our right to defer interest payments on the subordinated debentures, and the trust would not have funds available to make distributions on the preferred securities during such period. The commencement of a deferral period would likely cause the market price of the preferred securities to decline. The ability of each of our subsidiaries to pay dividends depends on its profitability and cash flow requirements and regulatory limitations. These regulatory limitations generally are based on capital levels and current and retained earnings. Based on applicable regulatory limitations, our subsidiaries had the capacity to pay us a total of approximately $31.3 million in dividends as of December 31, 2002.

A deferral of interest payments on the subordinated debentures may result in adverse federal income tax consequences to you.

         We may, at one or more times, defer interest payments on the subordinated debentures for up to 20 consecutive quarters. If we defer interest payments on the subordinated debentures, the trust will defer distributions on the preferred securities during any deferral period. During a deferral period, you will be required to recognize as income for federal income tax purposes the amount approximately equal to the interest that accrues on your proportionate share of the subordinated debentures held by the trust in the tax year in which that interest accrues, even though you will not receive these amounts until a later date. You will also not receive the cash related to any accrued and unpaid interest from the trust if you sell the preferred securities before the end of any deferral period. During a deferral period, accrued but unpaid distributions will increase your tax basis in the preferred securities. If you sell the preferred securities during a deferral period, your increased tax basis will decrease the amount of any capital gain or increase the amount of any capital loss that you may have otherwise realized on the sale. A capital loss, except in certain limited circumstances, cannot be applied to offset ordinary income. As a result, deferral of distributions could result in ordinary income, and a related tax liability for the holder, and a capital loss that may only be used to offset a capital gain.

Our option to defer interest payments on the subordinated debentures, or the exercise of that option, could adversely affect the market price of the preferred securities.

         As a result of our right to defer interest payments, the market price of the preferred securities may be more volatile than the market prices of other securities without the deferral feature. We do not currently intend to exercise our right to defer interest payments on the subordinated debentures, but if we exercise our right in the future, the market price of the preferred securities would likely be adversely affected. The preferred securities may trade at a price that does not fully reflect the value of accrued but unpaid interest on the subordinated debentures. If you sell the preferred securities during a deferral period, you may not receive the same return on investment as someone who continues to hold the preferred securities.

The subordinated debentures and the guarantee rank lower than most of our other indebtedness, and our holding company structure effectively subordinates any claims against us to those of our subsidiaries' creditors.

         Our obligations under the subordinated debentures and the guarantee are unsecured and will rank junior in priority of payment to our existing and future senior and senior subordinated indebtedness. We did not have any senior and senior subordinated debt outstanding at March 24, 2003. In the event of a default under the terms of any senior or senior subordinated debentures, we may be precluded from making payments on the subordinated debentures. The issuance of the subordinated debentures and the preferred securities does not significantly limit our ability or the ability of our subsidiaries to incur additional indebtedness, guarantees or other liabilities. See "--Description of the Subordinated Debentures - Miscellaneous" on page 110.

         Because we are a holding company, the creditors of our subsidiaries, including depositors, also will have priority over you in any distribution of each subsidiary's assets in liquidation, reorganization or otherwise. Accordingly, the subordinated debentures and the guarantee will be effectively subordinated to all existing and future liabilities of our subsidiaries with respect to the assets of each such subsidiary, and you should look only to our assets for payments on the preferred securities and the subordinated debentures.

We have made only limited covenants in the indenture and the trust agreement.

         The indenture governing the subordinated debentures and the trust agreement governing the trust do not contain significant covenant or other contractual protections to protect holders of the subordinated debentures or the preferred securities in the event we experience significant adverse changes in our financial condition or results of operations. Therefore, you should not consider the provisions of these governing instruments as a significant factor in evaluating whether we will be able to comply with our obligations under the subordinated debentures or the guarantee.

You are subject to prepayment risk because we may redeem the subordinated debentures before June 30, 2033.

          o You should assume that we will redeem the subordinated debentures within 180 days of the occurrence of the adverse tax event, investment company or bank regulatory developments described under "--Description of the Subordinated Debentures - Redemption." o You also should assume that we will redeem the subordinated debentures at any time after June 30, 2008 if we are able to obtain capital at a lower cost than we must pay on the subordinated debentures or if it is otherwise in our best interest to redeem the subordinated debentures. If the subordinated debentures are redeemed prior to their maturity, the trust must redeem preferred securities having an aggregate liquidation amount equal to the aggregate principal amount of the subordinated debentures redeemed. If the preferred securities are redeemed prior to their maturity, you may not be able to earn a return on the proceeds of the redemption as high as you were earning on the preferred securities.

          o From time to time, changes to the federal income tax law have been proposed that would, among other things, generally deny interest deductions to a corporate issuer relative to securities issued such as the preferred securities. These proposals were not enacted into law. Although it is impossible to predict future proposals, if a future proposal of this sort were to become effective in a form applicable to already issued and outstanding securities, we could be precluded from deducting interest on the subordinated debentures. Enactment of this type of proposal might in turn give rise to a tax event as described under "--Description of the Preferred Securities - Redemption or Exchange - Redemption upon a Tax Event, Investment Company Event or Capital Treatment Event" on page 92.

We are allowed to distribute the debentures to you, which may have adverse tax consequences for you and which may adversely affect the market price of the preferred securities.

         The trust may be dissolved at any time before the stated maturity of the subordinated debentures on June 30, 2033. In the event of dissolution, and subject to the terms of the trust agreement, the trustees may distribute the subordinated debentures to you.

         Under current interpretations of United States federal income tax laws supporting classification of the trust as a grantor trust for tax purposes, a distribution of the subordinated debentures to you upon the dissolution of the trust would not be a taxable event to you. Nevertheless, if the trust is classified for United States income tax purposes as an association taxable as a corporation at the time it is dissolved, the distribution of the subordinated debentures would be a taxable event to you. In addition, if there is a change in law, a distribution of subordinated debentures upon the dissolution of the trust could be a taxable event to you.

Trading characteristics of the preferred securities may create adverse tax consequences for you.

         The preferred securities may trade at a price that does not reflect the value of accrued but unpaid interest on the underlying subordinated debentures. If you dispose of your preferred securities between record dates for payments on the preferred securities, you may have adverse tax consequences. Under these circumstances, you will be required to include accrued but unpaid interest on the subordinated debentures allocable to the preferred securities through the date of disposition in your income as ordinary income if you use the accrual method of accounting or if this interest represents original issue discount.

         If interest on the subordinated debentures is included in income under the original issue discount provisions, you would add this amount to your adjusted tax basis in your share of the underlying subordinated debentures deemed disposed. If your selling price is less than your adjusted tax basis, which will include all accrued but unpaid original issue discount interest included in your income, you could recognize a capital loss which, subject to limited exceptions, cannot be applied to offset ordinary income for federal income tax purposes. See "Material United States Federal Income Tax Consequences" beginning on page 116 for more information on possible adverse tax consequences to you.

There is no current public market for the preferred securities and their market price may be subject to significant fluctuations.

         There is currently no public market for the preferred securities. The New York Stock Exchange has approved the preferred securities for listing subject to notice of issuance. We expect trading to commence on the New York Stock Exchange within 30 days after the original issue date. There is no assurance, however, that an active or liquid trading market will develop for the preferred securities or that the listing of the preferred securities will continue on the New York Stock Exchange. If an active trading market does not develop, the market price and liquidity of the preferred securities will be adversely affected. Even if an active public market does develop, there is no guarantee that the market price for the preferred securities will equal or exceed the price you pay for the preferred securities, which has initially been set as the liquidation amount for the preferred securities.

         Future trading prices of the preferred securities may be subject to significant fluctuations in response to prevailing interest rates, our future operating results and financial condition, the market for similar securities and general economic and market conditions. The market price for the preferred securities, or the subordinated debentures that you may receive in a distribution, is also likely to decline during any period that we are deferring interest payments on the subordinated debentures.

You must rely on the property trustee to enforce your rights if there is an event of default under the indenture.

         If an event of default occurs under the trust agreement that is attributable to our failure to pay interest or principal on the subordinated debentures, or if we default under the guarantee, you may proceed directly against us. You will not be able to exercise directly any remedies available to the holders of the subordinated debentures other than remedies available as the result of our failure to pay interest and principal on the subordinated debentures unless the property trustee fails to do so. See "--Description of Preferred Securities -Events of Default; Notice" on page 96 and "--Description of Subordinated Debentures - Enforcement of Certain Rights by Holders of the Preferred Securities" on page 109.

As a holder of preferred securities you have limited voting rights.

         Holders of preferred securities have limited voting rights. Your voting rights pertain primarily to amendments to the trust agreement. In general, only we can replace or remove any of the trustees. However, if an event of default under the trust agreement occurs and is continuing, the holders of at least a majority in aggregate liquidation amount of the preferred securities may replace the property trustee and the Delaware trustee.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

         Information appearing in this report, in documents incorporated by reference herein and in documents subsequently filed with the SEC that are not statements of historical fact are forward-looking statements with respect to our financial condition, results of operations and business. These forward-looking statements are subject to certain risks and uncertainties, not all of which can be predicted or anticipated. These risks and uncertainties include all of those risks and uncertainties identified under the heading "Risk Factors" beginning on page 12 of this prospectus. Factors that may cause our actual results to differ materially from those contemplated by the forward-looking statements herein include market conditions as well as conditions affecting the banking industry generally and factors having a specific impact on us, including but not limited to: fluctuations in interest rates and the economy, including the negative impact on the economy resulting from the events of September 11, 2001 in New York City and Washington D.C. and the national response to those events as well as the threat of future terrorist activities, potential wars and/or military actions related thereto, and domestic responses to terrorism or threats of terrorism; the impact of laws and regulations applicable to us and changes therein; the impact of accounting pronouncements applicable to us and changes therein; competitive conditions in the markets in which we conduct our operations, including competition from banking and non-banking companies with substantially greater resources than us, some of which may offer and develop products and services not offered by us; our ability to control the composition of our loan portfolio without adversely affecting interest income; the credit risks associated with consumers who may not repay loans; the geographic dispersion of our offices; the impact our hedging activities may have on our operating results; the highly regulated environment in which we operate; and our ability to respond to changes in technology. With regard to our efforts to grow through acquisitions, factors that could affect the accuracy or completeness of forward-looking statements contained herein include the competition of larger acquirers with greater resources; fluctuations in the prices at which acquisition targets may be available for sale; the impact of making acquisitions without using our common stock; and possible asset quality issues, unknown liabilities or integration issues with the businesses that we have acquired. We do not have a duty to and will not update these forward-looking statements. Readers of our prospectus should therefore not place undue reliance on forward-looking statements.

                                 USE OF PROCEEDS

         The trust will invest all of the proceeds from the sale of the preferred securities in the subordinated debentures. We anticipate that the net proceeds from the sale of the subordinated debentures will be approximately $38.4 million after deduction of offering expenses estimated to be $325,000 and underwriting commissions.

         We expect to use the entire net proceeds to redeem the subordinated debentures associated with the 9.25% trust preferred securities issued by our financing subsidiary, First Preferred Capital Trust, in 1997. Currently, there is approximately $88.9 million in principal amount of such subordinated debentures. Remaining funds necessary to complete this redemption of $50.5 million will be provided from available cash of approximately $10.4 million, the issuance of $25.0 million of additional trust preferred securities in a private placement to qualified institutional buyers, as described below, and borrowings under our revolving credit line with a group of unaffiliated financial institutions.

         On March 20, 2003, we completed a $25.0 million private placement of trust preferred securities pursuant to Rule 144A of the Securities Act of 1933. In conjunction with this private placement, we formed a new Connecticut business trust subsidiary, First Bank Statutory Trust, or FBST. We own all of the common securities of FBST. The cumulative trust preferred securities of FBST are privately held, and FBST utilized the proceeds from the issuance of the common and preferred securities to purchase approximately $25.8 million of fixed rate subordinated debentures from us. The subordinated debentures mature on March 20, 2033. The subordinated debentures are the sole asset of FBST. In connection with the issuance of the preferred securities, we made certain guarantees and commitments that, in the aggregate, constitute a full and unconditional guarantee by us on a subordinated basis of the obligations of FBST under FBST's preferred securities. Distributions on the FBST preferred securities are payable quarterly in arrears on March 31, June 30, September 30 and December 31, beginning on March 31, 2003. The net proceeds from the sale of the trust preferred securities were approximately $24.5 million after deduction of offering expenses and private placement commissions.

         The revolving credit line initially provided a $90 million revolving credit line and a $20 million letter of credit. On December 31, 2002, the revolving credit line was amended, at the request of First Banks, to provide a $45 million revolving credit line and a $20 million letter of credit. Additionally, the revolving credit line was amended to reduce from 0.70% to 0.60% the minimum return on average assets ratio that First Banks is required to meet for the year ended December 31, 2002 and to add a covenant providing that for the quarter ending December 31, 2002 and each following quarter, First Banks is required to maintain a minimum return on average assets ratio, computed with respect to the current quarter annualized, of at least 0.80%. The revolving credit line defines return on average assets as the percentage determined by dividing First Banks' net income for the immediately preceding four calendar quarters by total average assets as reflected on First Banks' balance sheet at the end of the most recently completed calendar quarter. First Banks requested this amendment because it anticipated that its minimum return on average assets determined for the four quarters ended December 31, 2002 would be less than 0.70%. Interest is payable on outstanding principal loan balances at a floating rate equal to, either the lender's prime rate or, at our option, the Eurodollar rate plus a margin determined by the outstanding loan balances and our net income for the preceding four calendar quarters. If the loan balances outstanding under the revolving credit line are accruing at the prime rate, interest is to be paid monthly. If the loan balances outstanding under the revolving credit line are accruing at the London InterBank Offering Rate, or LIBOR, interest is payable based on the one, two, three or six-month LIBOR rates as selected by us. The revolving credit line matures on August 21, 2003 and is secured by a pledge of the stock of our banking subsidiaries.

                              ACCOUNTING TREATMENT

         The trust will be treated, for financial reporting purposes, as our subsidiary and, accordingly, the accounts of the trust will be included in our consolidated statements of income as interest expense. The preferred securities will be presented as a separate line item in our consolidated balance sheet under the caption "Guaranteed preferred beneficial interests in First Banks, Inc. subordinated debentures," or other similar caption. In addition, appropriate disclosures about the preferred securities, the guarantee and the subordinated debentures will be included in the notes to our consolidated financial statements.

         Our future reports filed under the Securities Exchange Act of 1934 will include a note to the consolidated financial statements stating that:

         o     the trust is wholly-owned;

         o the sole assets of the trust are the subordinated debentures, specifying the subordinated debentures' outstanding principal amount, interest rate and maturity date; and

         o our obligations described in this prospectus, in the aggregate, constitute a full, irrevocable and unconditional guarantee on a subordinated basis by us of the obligations of the trust under the preferred securities.

         We have not included separate financial statements of the trust in this prospectus. We do not consider that separate financial statements would be material to holders of preferred securities because we will own all of the trust's voting securities, the trust has no independent operations and we guarantee the payments on the preferred securities to the extent described in this prospectus.

                       MARKET FOR THE PREFERRED SECURITIES

         The preferred securities have been approved for listing on the New York Stock Exchange under the symbol "FBSPrA" subject to notice of issuance. We expect trading in the preferred securities on the New York Stock Exchange to begin within 30 days after the original issue date. We are not sure, however, whether an active and liquid trading market will develop, or if developed, will continue. The public offering price and distribution rate have been determined by negotiations among our representatives and the underwriters, and the public offering price of the preferred securities may not be indicative of the market price following the offering. See "Underwriting."

                                 CAPITALIZATION

         The following table sets forth (i) our consolidated capitalization at September 30, 2002 and (ii) our consolidated capitalization giving effect to the issuance of the preferred securities hereby offered by the trustand our receipt and utilization of the net proceeds from the corresponding sale of the subordinated debentures to the trust, and the issuance of $25.0 million of preferred securities in a private placement to qualified institutional buyers under Rule 144A of the Securities Act of 1933, as if both of the sales of preferred securities had been consummated on September 30, 2002 to redeem the subordinated debentures associated with the 9.25% trust preferred securities issued by one of our financing subsidiaries and assuming the underwriters' over-allotment option was not exercised. This data should be read in conjunction with our consolidated financial statements and notes thereto.


                                                                                        September 30, 2002
                                                                              ---------------------------------------
                                                                                    Actual              As Adjusted
                                                                              -----------------       ---------------
                                                                                 (dollars expressed in thousands)
Long-Term Debt:

     Notes payable (1).....................................................     $       --              $   13,000
                                                                                ----------              ----------

Guaranteed Preferred Beneficial Interests in First Banks, Inc. and First
   Banks America Inc. Subordinated Debentures:
     Guaranteed preferred beneficial interests in First Banks, Inc.
         subordinated debentures (2)(3)(4).................................        227,789                 206,759
     Guaranteed preferred beneficial interests in First Banks America, Inc.
         subordinated debentures (2).......................................         46,336                  46,336
                                                                                ----------              ----------
         Total guaranteed preferred beneficial interests in subordinated
              debentures...................................................        274,125                 253,095
     Less unamortized expenses relating to the issuance of the preferred
         securities........................................................         (6,493)                 (8,643)
                                                                                ----------              ----------
         Total guaranteed preferred beneficial interests in subordinated
              debentures, net of expenses..................................        267,632                 244,452
                                                                                ----------              ----------

Stockholders' Equity:
     Preferred stock:
         $1.00 par value, 5,000,000 shares authorized, no shares issued
             and outstanding...............................................             --                      --
         Class A convertible, adjustable rate, $20.00 par value, 750,000
              shares authorized, 641,082 shares issued and outstanding.....         12,822                  12,822
         Class B adjustable rate, $1.50 par value, 200,000 shares
              authorized, 160,505 shares issued and outstanding............            241                     241
     Common stock, $250.00 par value, 25,000 shares authorized,
            23,661 shares issued and outstanding...........................          5,915                   5,915
     Capital surplus.......................................................          5,950                   5,950
     Retained earnings.....................................................        419,146                 419,146
     Accumulated other comprehensive income................................         62,120                  62,120
                                                                                ----------              ----------
         Total stockholders' equity........................................        506,194                 506,194
                                                                                ----------              ----------
         Total capitalization..............................................     $  773,826              $  763,646
                                                                                ==========              ==========
Capital Ratios: (5)(6)
     Leverage ratio (7)....................................................           6.86%                   6.86%
     Tier I capital ratio..................................................           7.79                    7.78
     Total risk based capital ratio........................................          10.97                   10.62


-----------------------------
(1) The proceeds of this offering will be used in their entirety to redeem the subordinated debentures associated with the $86.3 million issue of trust preferred securities by our financing subsidiary in 1997. The remaining funds necessary to complete this redemption ($47.9 million) will be provided from available cash of approximately $10.4 million, the issuance of $25.0 million of additional subordinated debentures in a private placement and borrowings under First Banks' revolving credit line. See "Use of Proceeds" beginning on page 19 of this prospectus for a description of the private placement and the revolving credit line and the amounts outstanding thereunder as of certain dates.
(2) Includes the effects of interest rate swap agreements. At September 30, 2002, the stated values of the guaranteed preferred beneficial interests in the First Banks, Inc. subordinated debentures and the First Banks America, Inc. subordinated debentures are $224.0 million and $46.0 million, respectively.
(3) Amounts include $25.0 million of variable rate subordinated debentures issued on April 10, 2002 by First Bank Capital Trust that rank equal in priority to $143.8 million of our subordinated debentures and, effective December 31, 2002, $46.0 million of FBA's subordinated debentures, and rank junior in priority to $55.2 million of our subordinated debentures that were issued in November 2001.
(4) The following is a reconciliation of the actual amount of guaranteed beneficial interests in First Banks, Inc. subordinated debentures to the as adjusted amount:

                                                                                            (dollars expressed
                                                                                               in thousands)

     Actual amount as of September 30, 2002....................................................  $ 227,789
     Termination of $86.3 million interest rate swap agreement on December 18, 2002............        220
     Redemption of subordinated debentures issued by First Preferred Capital Trust in 1997.....    (86,250)
     Issuance of subordinated debentures - First Bank Statutory Trust..........................     25,000
     Issuance of subordinated debentures - First Preferred Capital Trust IV....................     40,000
                                                                                                 ---------
     As adjusted amount as of September 30, 2002...............................................  $ 206,759
                                                                                                 =========

(5) The capital ratios, as adjusted, are computed including the total estimated net proceeds from the sale of the preferred securities, in a manner consistent with Federal Reserve regulations.
(6) The preferred securities have been structured to qualify as Tier I capital. However, in calculating the amount of Tier I qualifying capital, the preferred securities, together with any outstanding cumulative preferred stock of First Banks that may be outstanding in the future, may only be included up to the amount constituting 25% of Tier I core capital elements (including the preferred securities). Initially, none of the preferred securities will be considered Tier I capital because of the 25% limitation. The preferred securities will, however, be included in total risk-based capital.
(7) The leverage ratio is Tier I capital divided by average quarterly assets, after deducting intangible assets and net deferred tax assets in excess of regulatory maximum limits.


                                         SELECTED CONSOLIDATED AND OTHER FINANCIAL DATA

         The selected consolidated financial and other data set forth below, insofar as they relate to the five years ended
December 31, 2001, are derived from our consolidated financial statements, which have been audited by KPMG LLP.  The selected consolidated financial and other data set forth below for the nine-month periods ended September 30, 2002 and 2001, are derived from unaudited consolidated financial statements. In our opinion, all adjustments, consisting of normal recurring adjustments necessary for a fair presentation of results as of and for the nine-month periods indicated, have been included. This information is qualified by reference to our consolidated financial statements included herein, and this information should be read in conjunction with such consolidated financial statements and related notes thereto and "Management's Discussion and Analysis of
Financial Condition and Results of Operations."  Results for past periods are not necessarily indicative of results that may be expected for future periods and results for the nine-month period ended September 30, 2002 are not necessarily indicative of results that may be expected for the entire year ending December 31, 2002.

                                                           As of or for the
                                                           Nine Months Ended
                                                           September 30, (1)    As of or for the Year Ended December 31, (1)
                                                          -------------------   ---------------------------------------------
                                                            2002       2001      2001      2000      1999    1998      1997
                                                          -------- ----------   ------- --------- --------- -------- --------
                                                                 (dollars expressed in thousands, except per share data)
Income Statement Data:
    Interest income....................................   $319,726   340,117   444,743   422,826   353,082   327,860   295,101
    Interest expense...................................    121,735   164,840   209,604   200,852   170,751   172,021   156,153
                                                          --------   -------  --------  -------- --------- --------- ---------
    Net interest income................................    197,991   175,277   235,139   221,974   182,331   155,839   138,948
    Provision for loan losses..........................     38,700    13,910    23,510    14,127    13,073     9,000    11,300
                                                          --------   -------  --------  -------- --------- --------- ---------
    Net interest income after provision for
      loan losses......................................    159,291   161,367   211,629   207,847   169,258   146,839   127,648
    Noninterest income.................................     64,840    57,744    98,609    42,778    41,650    36,497    25,697
    Noninterest expense................................    175,232   157,361   211,671   157,990   138,757   128,862   102,965
                                                          --------   -------  --------  -------- --------- --------- ---------
    Income before provision for income taxes,
      minority interest in income of subsidiary
      and cumulative effect of change
      in accounting principle..........................     48,899    61,750    98,567    92,635    72,151    54,474    50,380
    Provision for income taxes.........................     17,471    24,120    30,048    34,482    26,313    19,693    16,083
                                                          --------   -------  --------  -------- --------- --------- ---------
    Income before minority interest in income of
      subsidiary and cumulative effect of change
      in accounting principle..........................     31,428    37,630    68,519    58,153    45,838    34,781    34,297
    Minority interest in income of subsidiary..........      1,066     1,622     2,629     2,046     1,660     1,271     1,270
                                                          --------   -------  --------  -------- --------- --------- ---------
    Income before cumulative effect of change in
      accounting principle.............................     30,362    36,008    65,890    56,107    44,178    33,510    33,027
    Cumulative effect of change in accounting
      principle, net of tax............................         --    (1,376)   (1,376)       --        --        --        --
                                                          --------   -------  --------  -------- --------- --------- ---------

    Net income.........................................   $ 30,362    34,632    64,514    56,107    44,178    33,510    33,027
                                                          ========   =======  ========  ======== ========= ========= =========
Dividends:
    Preferred stock....................................   $    524       524       786       786       786       786     5,067
    Common stock.......................................         --        --        --        --        --       --         --
    Ratio of total dividends declared to net income....       1.73%     1.51%     1.22%     1.40%     1.78%     2.35%    15.34%
Per Share Data:
    Earnings per common share:
      Basic:
        Income before cumulative effect of
          change in accounting principle...............  $1,261.05  1,499.67  2,751.54  2,338.04  1,833.91  1,383.04  1,181.69
        Cumulative effect of change in
          accounting principle.........................         --    (58.16)   (58.16)       --        --        --        --
                                                         ---------  --------  --------  -------- --------- --------- ---------

        Basic..........................................  $1,261.05  1,441.51  2,693.38  2,338.04  1,833.91  1,383.04 1,181.69
                                                         =========  ========  ========  ======== ========= ========= =========
      Diluted:
        Income before cumulative effect of
          change in accounting principle...............  $1,246.05  1,468.14  2,684.93  2,267.41  1,775.47  1,337.09  1,134.28
        Cumulative effect of change in
          accounting principle.........................         --    (58.16)   (58.16)       --        --        --        --
              Diluted..................................  $1,246.05  1,409.98  2,626.77  2,267.41  1,775.47  1,337.09  1,134.28
                                                         =========  ========  ========  ======== ========= ========= =========

    Weighted average common stock outstanding..........     23,661    23,661    23,661    23,661    23,661    23,661    23,661
Balance Sheet Data:
    Investment securities.............................. $  914,875   533,149   631,068   563,534   451,647   534,796   795,530
    Loans, net of unearned discount....................  5,464,020 4,774,300 5,408,869 4,752,265 3,996,324 3,580,105 3,002,200
    Total assets.......................................  7,171,534 5,976,773 6,778,451 5,876,691 4,867,747 4,554,810 4,165,014
    Total deposits.....................................  6,025,703 5,072,090 5,683,904 5,012,415 4,251,814 3,939,985 3,684,595
    Notes payable......................................         --    29,500    27,500    83,000    64,000    50,048    55,144
    Guaranteed preferred beneficial interests
      in First Banks, Inc. and First Banks
      America, Inc. subordinated debentures............    267,632   182,945   235,881   182,849   127,611   127,443    83,183
    Common stockholders' equity........................    493,131   425,766   435,594   339,783   281,842   250,300   218,474
    Total stockholders' equity.........................    506,194   438,829   448,657   352,846   294,905   263,363   231,537

Earnings Ratios:
    Return on average total assets (2).................       0.58%     0.79%     1.08%     1.09%     0.95%     0.78%     0.87%
    Return on average total stockholders' equity (2)...       8.67     11.88     15.96     17.43     15.79     13.64     12.91
    Efficiency ratio (3)...............................      66.67     67.53     63.42     59.67     61.95     67.00     62.54
    Net interest margin (2) (4)........................       4.23      4.40      4.34      4.65      4.24      3.94      3.88
Asset Quality Ratios:
    Allowance for loan losses to loans.................       2.01      1.69      1.80      1.72      1.72      1.70      1.68
    Nonperforming loans to loans (5)...................       1.82      0.94      1.24      1.12      0.99      1.22      0.80
    Allowance for loan losses to
      nonperforming loans (5)..........................     110.72    179.05    144.36    153.47    172.66    140.04    209.88
    Nonperforming assets to loans and
      other real estate (6)............................       1.87      1.02      1.32      1.17      1.05      1.32      1.04
    Net loan charge-offs to average loans (2)..........       0.68      0.41      0.45      0.17      0.22      0.05      0.27
Capital Ratios:
    Average total stockholders' equity
      to average total assets..........................       6.71      6.63      6.74      6.25      6.01      5.74      6.71
    Total risk-based capital ratio.....................      10.97     10.98     10.53     10.21     10.05     10.27     10.26
    Leverage ratio.....................................       6.86      7.67      7.25      7.46      7.15      6.78      6.80
Ratio of Earnings to Fixed Charges: (7)
    Including interest on deposits.....................       1.37x     1.36x     1.44x     1.44x     1.40x     1.31x     1.31x
    Excluding interest on deposits.....................       2.46      3.07      3.47      3.75      3.22      3.16      3.25
    ------------------------------
(1)  The comparability of the selected data presented is affected by the acquisitions of 13 banks and five purchases of branch offices during the five-year period ended December 31, 2001, and the acquisition of one bank and two purchases of branch offices during the nine-month period ended September 30, 2002. These acquisitions were accounted for as purchases and, accordingly, the selected data includes the financial position and results of operations of each acquired entity only for the periods subsequent to its respective date of acquisition.
(2)  Ratios for the nine-month periods are annualized.
(3)  Efficiency ratio is the ratio of noninterest expense to the sum of net interest income and noninterest income.
(4)  Net interest margin is the ratio of net interest income (expressed on a tax-equivalent basis) to average interest-earning assets.
(5)  Nonperforming loans consist of nonaccrual loans and certain loans with restructured terms.
(6)  Nonperforming assets consist of nonperforming loans and other real estate.
(7)  For purposes of calculating the ratio of earnings to fixed charges, earnings consist of income before taxes plus interest and rent expense. Fixed charges consist of interest and rent expense.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The following presents management's discussion and analysis of our financial condition and results of operations as of the dates and for the periods indicated. You should read this discussion in conjunction with our "Selected Consolidated and Other Financial Data," our consolidated financial statements and the related notes thereto, and the other financial data contained elsewhere in this prospectus.

         This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ significantly from those anticipated in these forward-looking statements as a result of various factors, including those discussed in "Risk Factors" contained elsewhere in this prospectus. See "Special Note Regarding Forward-Looking Statements."

RESULTS OF OPERATIONS

Overview

         Net income was $30.4 million for the nine months ended September 30, 2002, compared to $34.6 million for the comparable period in 2001. Results for 2002 reflect increased net interest income and noninterest income, offset by higher operating expenses and increased provisions for loan losses, reflecting increased loan charge-off, delinquency and nonperforming trends. The overall decline in our earnings for 2002 primarily results from the reduced interest rate environment and lower loan demand attributable to weak economic conditions within our market areas. The decline in earnings was partially offset by the implementation of SFAS No. 142 on January 1, 2002, which resulted in the discontinuation of amortization of certain intangibles associated with the purchase of subsidiaries.

         Net income was $64.5 million for the year ended December 31, 2001, compared to $56.1 million and $44.2 million for 2000 and 1999, respectively. We attribute the improved earnings for 2001 primarily to increased net interest income and noninterest income, including a gain on the exchange of an equity investment in an unaffiliated financial institution in October 2001, as well as a reduced provision for income taxes. The improvement in our earnings for 2001 was significantly offset by reductions in prevailing interest rates throughout 2001, resulting in an overall decline in our net interest rate margin. Our earnings progress for 2000 was primarily driven by increased net interest income generated from our acquisitions completed throughout 1999 and 2000, the continued growth and diversification in the composition of our loan portfolio, and increases in prevailing interest rates which resulted in increased yields on our interest-earning assets.

Financial Condition and Average Balances

         Our average total assets were $6.97 billion for the nine months ended September 30, 2002, compared to $5.87 billion for the nine months ended September 30, 2001. Our total assets were $7.17 billion and $6.78 billion at September 30, 2002 and December 31, 2001, respectively. The increase in total assets is primarily attributable to our 2002 acquisitions of Plains and UP branches, which provided total assets of $256.3 million and $63.7 million, respectively. The increase in total assets was partially offset by lower loan demand and an anticipated level of attrition associated with our acquisitions of Charter Pacific Bank, BYL Bancorp and Union completed during the fourth quarter of 2001, and of Plains. Federal funds sold increased by $23.6 million due to the investment of excess funds resulting from reduced loan demand primarily due to economic conditions. Investment securities increased $283.8 million to $914.9 million at September 30, 2002 from $631.1 million at December 31, 2001. We attribute the increase in investment securities primarily to the purchase of available-for-sale investment securities of $1.11 billion as well as the $81.0 million of investment securities acquired in conjunction with our acquisition of Plains, offset by maturities of available-for-sale investment securities of $855.1 million. Derivative instruments increased $47.0 million due to the purchase of three interest rate swap agreements in May and June 2002 and mark-to-market adjustments required under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which was implemented in January 2001, as amended. See further discussion under "--Interest Rate Risk Management." In addition, intangibles associated with the purchase of subsidiaries increased $14.8 million, which reflects core deposit intangibles and goodwill associated with our acquisition of Plains as well as core deposit intangibles associated with our branch purchases. The overall increase in assets was also due to the increase in loans, net of unearned discount, of $55.2 million. This increase primarily reflects the acquisitions that we completed in

2002 offset by an anticipated amount of attrition associated with those acquisitions as well as an overall decline in loan demand, which are further discussed under "--Loans and Allowance for Loan Losses." Total deposits increased by $341.8 million to $6.03 billion at September 30, 2002 from $5.68 billion at December 31, 2001. The increase primarily reflects deposits of $213.4 million acquired in our Plains acquisition and $64.9 million acquired in our branch purchases in addition to an increase in savings accounts due primarily to general economic conditions resulting from the fact that consumers are generally more inclined to retain a higher level of liquid assets during times of economic uncertainty. The increase was offset by an anticipated level of attrition associated with our acquisitions and continued aggressive competition within our market areas. In addition, certain large commercial accounts, particularly related to real estate title and escrow business, sharply reduced their deposit levels in 2002, reflecting their reduced business activity during 2002. Short-term borrowings decreased $29.1 million to $214.1 million at September 30, 2002 from $243.1 million at December 31, 2001, primarily due to a reduction in federal funds purchased. Our note payable decreased by $27.5 million due to repayments primarily funded through dividends from our subsidiaries and the issuance of $25.0 million of additional trust preferred securities by First Bank Capital Trust offset, by a $36.5 million advance utilized to fund our acquisition of Plains in January 2002. Guaranteed preferred beneficial interests in subordinated debentures also increased $31.8 million due to the issuance of additional trust preferred securities and increased amortization of deferred issuance costs.

         Our average total assets were $5.99 billion for the year ended December 31, 2001, compared to $5.15 billion and $4.66 billion for the years ended December 31, 2000 and 1999, respectively. We attribute the increase of $842.6 million in total average assets for 2001 primarily to our acquisitions completed during the fourth quarter of 2000 and in 2001; internal loan growth generated through the efforts of our business development staff; increased bank premises and equipment associated with the expansion and renovation of various corporate and branch offices; and, increased derivative instruments resulting from a change in accounting principle in accordance with SFAS No. 133. The acquisition of Union, which provided total assets of $360.0 million, was completed on December 31, 2001, and therefore did not have a significant impact on our average total assets for the year ended December 31, 2001.

         Similarly, we attribute the $490.0 million increase in total average assets for 2000 primarily to our acquisitions completed during 2000, which provided total assets of $670.1 million, and internal loan growth resulting from the continued expansion and development of our business development staff. The acquisitions of Millennium Bank and The San Francisco Company, however, were completed on December 29, 2000 and December 31, 2000, respectively, and therefore did not have a significant impact on our average total assets for the year ended December 31, 2000. These acquisitions alone provided $300.8 million, or 44.9%, of the total assets we acquired in 2000.

         The increase in assets for 2001 was primarily funded by an increase in average deposits of $612.9 million to $5.09 billion for the year ended December 31, 2001, and an increase of $51.9 million in average short-term borrowings to $158.0 million for the year ended December 31, 2001. We utilized the majority of the funds generated from our deposit growth to fund a portion of our loan growth, and the remaining funds were either temporarily invested in federal funds sold or invested in available-for-sale investment securities, resulting in increases in average federal funds sold and average investment securities of $26.1 million and $19.4 million, respectively, to $93.6 million and $451.4 million, respectively, for the year ended December 31, 2001. Similarly, we funded the increase in assets for 2000 by an increase in total average deposits of $412.0 million to $4.48 billion for the year ended December 31, 2000, a decrease in average investment securities of $22.5 million to $431.9 million for the year ended December 31, 2000, and an increase of $18.7 million in average short-term borrowings to $106.1 million for the year ended December 31, 2000.

         Loans, net of unearned discount, averaged $5.42 billion and $4.84 billion for the nine months ended September 30, 2002 and 2001, respectively. The increase in loans is primarily attributable to our 2001 and 2002 acquisitions as well as an increase of $57.1 million in our loans held for sale portfolio due to increased volumes of residential mortgage loans resulting from the current interest rate environment. This increase was partially offset by a decline in our consumer and installment portfolio, net of unearned discount, to $91.0 million at September 30, 2002 from $122.1 million at December 31, 2001. This decrease reflects continued reductions in new loan volumes and the repayment of principal on our existing portfolio, and is also consistent with our objectives of de-emphasizing consumer lending and expanding commercial lending. In addition, the overall increase in loans, net of unearned discount, was further offset by declines in our commercial, financial and agricultural portfolio due to an anticipated amount of attrition associated with our acquisitions completed during the fourth quarter of 2001 and the first quarter of 2002, as well as current economic conditions prevalent within our markets.

         Loans, net of unearned discount, averaged $4.88 billion, $4.29 billion and $3.81 billion for the years ended December 31, 2001, 2000 and 1999, respectively. The acquisitions we completed during 2000 and 2001 provided loans, net of unearned discount, of $440.0 million and $508.7 million, respectively. In addition to the growth provided by these acquisitions, for 2001, $174.6 million of net loan growth was provided by corporate banking business development, consisting of increases of $24.9 million of lease financing loans, $145.8 million of commercial real estate loans and $8.4 million of real estate construction and development loans, offset by a decrease of $4.5 million of commercial, financial and agricultural loans. Furthermore, the increase in loans is also attributable to an increase in residential real estate lending, including loans held for sale, of $48.6 million for the year ended December 31, 2001. We primarily attribute this increase to be the result of a significantly higher volume of residential mortgage loans originated, including both new fundings and refinancings, as a result of declining interest rates experienced throughout 2001 as well as an expansion of our mortgage banking activities. These overall increases were partially offset by continuing reductions in consumer and installment loans, net of unearned discount, which decreased $75.3 million to $122.1 million at December 31, 2001. This decrease reflects the sale of our student loan and credit card loan portfolios, reductions in new loan volumes and the repayment of principal on our existing portfolio, and is also consistent with our objectives of de-emphasizing consumer lending and expanding commercial lending. These changes result from the focus we have placed on our business development efforts and the portfolio repositioning which we originally began in the mid-1990s. This repositioning provided for substantially all of our residential mortgage loan production to be sold in the secondary mortgage market and the origination of indirect automobile loans to be substantially reduced.

         Investment securities averaged $766.1 million and $424.2 million for the nine months ended September 30, 2002 and 2001, respectively. The significant increase in 2002 is primarily attributable to an increase in the purchases of available-for-sale investment securities due to reduced loan demand and our acquisition of Plains, which provided us with $81.0 million in investment securities. Investment securities averaged $451.4 million, $431.9 million and $454.4 million for the years ended December 31, 2001, 2000 and 1999, respectively, reflecting an increase of $19.5 million for the year ended December 31, 2001 and a decrease of $22.5 million for the year ended December 31, 2000. The increase for 2001 is primarily associated with the investment securities that we acquired in conjunction with our 2000 and 2001 acquisitions and the investment of excess funds available due to reduced loan demand. This increase was partially offset by the liquidation of certain acquired investment securities, a higher than normal level of calls of investment securities prior to their normal maturity dates experienced throughout 2001 resulting from the general decline in interest rates, and sales of certain available-for-sale investment securities.

         Nonearning assets averaged $676.7 million and $529.3 million for the nine months ended September 30, 2002 and 2001, respectively. Our average nonearning assets were $562.9 million for the year ended December 31, 2001, compared to $359.2 million and $340.2 million for the years ended December 31, 2000 and 1999, respectively. The increases in average nonearning assets for the nine months ended September 30, 2002 and the year ended December 31, 2001 are primarily due to derivative instruments resulting from three new swap agreements entered into in 2002 and the implementation of SFAS No. 133 in January 2001. In addition, bank premises and equipment, net of depreciation and amortization, increased $34.8 million to $149.6 million at December 31, 2001 from $114.8 million at December 31, 2000. We primarily attribute the increase in bank premises and equipment to our acquisitions, the purchase and remodeling of a new operations center and corporate administrative building, and the construction and/or renovation of various branch offices. In addition, the increase in intangibles associated with the purchase of subsidiaries is due to the cost in excess of the fair value of the net assets acquired of our 2002 and 2001 acquisitions.

         We use deposits as our primary funding source and acquire them from a broad base of local markets, including both individual and corporate customers. Deposits averaged $5.90 billion and $4.99 billion for the nine months ended September 30, 2002 and 2001, respectively, and $5.09 billion, $4.48 billion and $4.06 billion for the years ended December 31, 2001, 2000 and 1999, respectively. We credit the increases primarily to our acquisitions completed during the respective periods and the expansion of our deposit product and service offerings available to our customer base. The increase for 2002 also reflects an increase in savings accounts offset by a decline in certain large commercial accounts due primarily to general economic conditions. The overall increase for 2001 was partially offset by an anticipated level of account attrition associated with our acquisitions during the fourth quarter of 2000 and $50.0 million of time deposits of $100,000 or more that either matured or were called in September 2001. The overall increase for 2000 was partially offset by the divestiture of one of our central Illinois branches, which resulted in a reduction in First Bank's deposit base of approximately $8.8 million.

         Short-term borrowings averaged $187.6 million and $161.8 million for the nine months ended September 30, 2002 and 2001, respectively, and $158.0 million, $106.1 million and $87.4 million for the years ended December 31, 2001, 2000 and 1999, respectively. The increase in the average balance for 2002 reflects an increase in securities sold under agreement to repurchase principally in connection with the cash management activities of our commercial deposit customers, offset by a decline in federal funds purchased. Short-term borrowings increased by $102.5 million to $243.1 million at December 31, 2001 from $140.6 million at December 31, 2000. This increase reflects a $17.5 million increase in securities sold under agreements to repurchase, a $15.1 million increase in Federal Home Loan Bank advances acquired in conjunction with our Union acquisition, and a $70.0 million increase in federal funds purchased.

         Notes payable averaged $23.9 million and $45.5 million for the nine months ended September 30, 2002 and 2001, respectively, and $41.6 million, $51.9 million and $56.4 million for the years ended December 31, 2001, 2000 and 1999, respectively. Our note payable decreased by $55.5 million to $27.5 million at December 31, 2001 from $83.0 million at December 31, 2000 due to dividends from our subsidiaries and the issuance of additional trust preferred securities. In addition, the merger of our former subsidiary, First Bank & Trust, with and into Bank of San Francisco, effective March 29, 2001, allowed us to further reduce our note payable through a capital reduction of the combined bank of $23.0 million. In conjunction with this merger, Bank of San Francisco was renamed First Bank & Trust. The balance of our note payable at December 31, 2001 results from a $27.5 million advance drawn on December 31, 2001 to fund our purchase of Union. The balance was paid off during the nine months ended September 30, 2002. The repayments were funded primarily through dividends from our subsidiaries and the issuance of additional trust preferred securities, offset by a $36.5 million advance utilized to fund our acquisition of Plains in January 2002.

         During October 2000, First Preferred Capital Trust II issued $57.5 million of 10.24% trust preferred securities. Proceeds from this offering, net of underwriting fees and offering expenses, were approximately $55.1 million and were used to reduce borrowings and subsequently to partially fund our acquisitions of Commercial Bank of San Francisco in October 2000 and Millennium Bank in December 2000. Distributions payable on these trust preferred securities were $4.6 million for the nine months ended September 30, 2002, and $6.0 million and $1.2 million for the years ended December 31, 2001 and 2000, respectively. During November 2001, First Preferred Capital Trust III issued $55.2 million of 9.00% trust preferred securities. Proceeds from this offering, net of underwriting fees and offering expenses, were approximately $52.9 million and were used to reduce borrowings. Distributions payable on these trust preferred securities were $3.8 million for the nine months ended September 30, 2002, and $634,000 for the year ended December 31, 2001. On April 10, 2002, First Bank Capital Trust issued $25.0 million of variable rate cumulative trust preferred securities. Proceeds from this offering, net of underwriting fees and offering expenses, were approximately $24.2 million and were used to reduce borrowings. Distributions payable on these trust preferred securities were $828,000 for the nine months ended September 30, 2002. The distributions on all issues of our trust preferred securities are recorded as interest expense in our consolidated financial statements.

         Stockholders' equity averaged $468.2 million and $389.7 million for the nine months ended September 30, 2002 and 2001, respectively, and $404.1 million, $321.9 million and $279.8 million for the years ended December 31, 2001, 2000 and 1999, respectively. The increase in stockholders' equity for the nine months ended September 30, 2002 is primarily attributable to net income of $30.4 million and a $27.8 million increase in accumulated other comprehensive income, offset by dividends paid on our Class A and Class B preferred stock. The increase in accumulated other comprehensive income reflects increases of $20.7 million associated with our derivative financial instruments as accounted for under SFAS No. 133 and $7.1 million associated with the change in unrealized gains and losses on available-for-sale investment securities as accounted for under SFAS No. 115. We primarily attribute the increase for 2001 to net income of $64.5 million and an increase in accumulated other comprehensive income of $28.3 million. The increase in accumulated other comprehensive income reflects an increase of $30.1 million associated with our derivative financial instruments as accounted for under SFAS No. 133, offset by a $1.9 million reduction in other comprehensive income resulting from the change in unrealized gains and losses on available-for-sale investment securities. The overall increase in stockholders' equity for 2001 also reflects an increase of $3.8 million associated with capital stock and certain other equity transactions of FBA, partially offset by dividends paid on our Class A and Class B preferred stock. We associate the increase in stockholders' equity for 2000 primarily to net income of $56.1 million and a $3.7 million increase in accumulated other comprehensive income, resulting from the change in unrealized gains and losses on available-for-sale investment securities. The increase was partially offset by FBA's stock repurchases during 2000 and dividends paid on our Class A and Class B preferred stock.



         The following table sets forth, on a tax-equivalent basis, certain information relating to our average balance sheets, and reflects the average yield earned on interest-earning assets, the average cost of interest-bearing liabilities and the resulting net interest income for the nine months ended
September 30, 2002 and 2001:


                                                                 Nine Months Ended September 30,
                                               ------------------------------------------------------------------------
                                                             2002                                 2001
                                               ----------------------------------   -----------------------------------
                                                             Interest                            Interest
                                               Average        Income/     Yield/     Average      Income/         Yield/
                                               Balance        Expense      Rate      Balance      Expense          Rate
                                               -------        -------      ----      -------      -------          ----
                                                                         (dollars expressed in thousands)
                 ASSETS
                 ------

Interest-earning assets:
   Loans (1)(2)(3):
      Taxable...............................   $5,400,519     293,217       7.26%   $4,828,321     314,714          8.71%
      Tax-exempt (4)........................       15,427       1,057       9.16         7,889         591         10.01
   Investment securities:
      Taxable...............................      718,278      22,965       4.27       405,976      20,233          6.66
      Tax-exempt (4)........................       47,868       2,158       6.03        18,224       1,055          7.74
   Federal funds sold and other.............      115,477       1,454       1.68        84,093       4,100          6.52
                                               ----------    --------               ----------    --------
        Total interest-earning assets.......    6,297,569     320,851       6.81     5,344,503     340,693          8.52
                                                             --------                             --------
Nonearning assets...........................      676,661                              529,260
                                               ----------                           ----------
        Total assets........................   $6,974,230                           $5,873,763
                                               ==========                           ==========

  LIABILITIES AND STOCKHOLDERS' EQUITY
  ------------------------------------

Interest-bearing liabilities:
   Interest-bearing deposits:
     Interest-bearing demand
       deposits.............................   $  721,982       5,739       1.06%   $  482,891       5,372          1.49%
     Savings deposits.......................    1,947,271      27,253       1.87     1,485,391      39,927          3.59
     Time deposits (3)......................    2,312,586      66,640       3.85     2,301,246      98,746          5.74
                                               ----------    --------               ----------    --------
        Total interest-bearing deposits.....    4,981,839      99,632       2.67     4,269,528     144,045          4.51
   Short-term borrowings....................      187,634       2,635       1.88       161,755       5,000          4.13
   Notes payable............................       23,904         839       4.69        45,521       2,328          6.84
   Guaranteed preferred debentures (3)......      254,044      18,629       9.80       182,860      13,467          9.85
                                               ----------    --------               ----------    --------
        Total interest-bearing liabilities..    5,447,421     121,735       2.99     4,659,664     164,840          4.73
                                                             --------                             --------
Noninterest-bearing liabilities:
   Demand deposits..........................      916,822                              718,468
   Other liabilities........................      141,769                              105,929
                                               ----------                           ----------
        Total liabilities...................    6,506,012                            5,484,061
Stockholders' equity........................      468,218                              389,702
                                               ----------                           ----------
        Total liabilities and
          stockholders' equity..............   $6,974,230                           $5,873,763
                                               ==========                           ==========
Net interest income.........................                  199,116                              175,853
                                                             ========                             ========
Interest rate spread........................                                3.82                                    3.79
Net interest margin (5).....................                                4.23%                                   4.40%
                                                                            ====                                    ====
--------------------
(1) For purposes of these computations, nonaccrual loans are included in the average loan amounts.
(2) Interest income on loans includes loan fees.
(3) Interest income and interest expense includes the effects of interest rate swap agreements.
(4) Information is presented on a tax-equivalent basis assuming a tax rate of 35%. The tax-equivalent adjustments were approximately $1.1 million and $576,000 for the nine months ended September 30, 2002 and 2001, respectively.
(5) Net interest margin is the ratio of net interest income (expressed on a tax-equivalent basis) to average interest-earning assets.



         The following table sets forth, on a tax-equivalent basis, certain information relating to our average balance sheet, and reflects the average yield earned on interest-earning assets, the average cost of interest-bearing liabilities and the resulting net interest income for the periods indicated.

                                                                         Years Ended December 31,
                                        -------------------------------------------------------------------------------------
                                                     2001                          2000                       1999
                                        -----------------------------    ------------------------    ------------------------
                                                    Interest                        Interest                    Interest
                                         Average    Income/  Yield/      Average    Income/  Yield/    Average  Income/ Yield/
                                         Balance    Expense   Rate       Balance    Expense   Rate     Balance  Expense  Rate
                                         -------    -------   ----       -------    -------   ----     -------  -------  ----
                                                             (dollars expressed in thousands)
                   ASSETS
                   ------

Interest-earning assets:
    Loans: (1) (2) (3)
       Taxable........................ $4,876,615   411,663    8.44%   $4,281,290  389,687    9.10% $3,805,351  322,703  8.48%
       Tax-exempt (4).................      7,684       754    9.81         9,668      992   10.26       7,157      775 10.83
    Investment securities:
       Taxable........................    433,454    26,244    6.05       412,932   27,331    6.62     435,189   26,206  6.02
       Tax-exempt (4).................     17,910     1,366    7.63        18,996    1,478    7.78      19,247    1,442  7.49
    Federal funds sold and other......     93,561     5,458    5.83        67,498    4,202    6.23      51,342    2,732  5.32
                                       ----------   -------            ----------  -------          ----------  -------
         Total interest-earning
           assets.....................  5,429,224   445,485    8.21     4,790,384  423,690    8.84   4,318,286  353,858  8.19
Nonearning assets.....................    562,918   -------               359,196  -------             340,226  -------
                                        ---------                      ----------                   ----------
         Total assets................. $5,992,142                      $5,149,580                   $4,658,512
                                       ==========                      ==========                   ==========

               LIABILITIES AND
            STOCKHOLDERS' EQUITY
            --------------------

Interest-bearing liabilities:
    Interest-bearing deposits:
       Interest-bearing
         demand deposits.............. $  507,011     7,019    1.38%   $  421,986    5,909    1.40% $  391,892    5,098  1.30%
       Savings deposits...............  1,548,441    50,388    3.25     1,279,378   51,656    4.04   1,220,425   44,101  3.61
       Time deposits (3)..............  2,278,263   125,131    5.49     2,139,305  120,257    5.62   1,899,218  101,653  5.35
                                       ----------   -------            ----------  -------          ----------  -------
         Total interest-bearing
          deposits....................  4,333,715   182,538    4.21     3,840,669  177,822    4.63   3,511,535  150,852  4.30
    Short-term borrowings.............    158,047     5,847    3.70       106,123    5,881    5.54      87,374    4,220  4.83
    Notes payable.....................     41,590     2,629    6.32        51,897    3,976    7.66      56,376    3,629  6.44
    Guaranteed preferred debentures...    189,440    18,590    9.81       138,605   13,173    9.50     127,534   12,050  9.45
                                        ---------   -------            ----------  -------          ----------  -------
         Total interest-bearing
          liabilities.................  4,722,792   209,604    4.44     4,137,294  200,852    4.85   3,782,819  170,751  4.51
                                                    -------                        -------                      -------

Noninterest-bearing liabilities:
    Demand deposits...................    754,763                         634,886                      552,029
    Other liabilities.................    110,480                          55,473                       43,852
                                        ---------                      ----------                   ----------
         Total liabilities............  5,588,035                       4,827,653                    4,378,700
Stockholders' equity..................    404,107                         321,927                      279,812
                                        ---------                      ----------                   ----------
         Total liabilities and
          stockholders' equity........ $5,992,142                      $5,149,580                   $4,658,512
                                       ==========                      ==========                   ==========
Net interest income...................              235,881                        222,838                      183,107
                                                    =======                        =======                      =======
Interest rate spread..................                         3.77                           3.99                       3.68
Net interest margin (5)...............                         4.34%                          4.65%                      4.24%
                                                              =====                          =====                      =====
------------------------
(1) For purposes of these computations, nonaccrual loans are included in the average loan amounts.
(2) Interest income on loans includes loan fees.
(3) Interest income and interest expense includes the effects of interest rate swap agreements.
(4) Information is presented on a tax-equivalent basis assuming a tax rate of 35%. The tax-equivalent adjustments were approximately $742,000, $864,000 and $776,000 for the years ended December 31, 2001, 2000 and 1999, respectively.
(5) Net interest margin is the ratio of net interest income (expressed on a tax-equivalent basis) to average interest-earning assets.



         The following table indicates, on a tax-equivalent basis, the changes in interest income and interest expense which are attributable to changes in average volume and changes in average rates, in comparison with the preceding period. The change in interest due to the combined rate/volume variance has been allocated to rate and volume changes in proportion to the dollar amounts of the change in each.

                                                         Increase (Decrease) Attributable to Change in:
                                            ---------------------------------------------------------------------------
                                               Nine Months Ended               Year Ended              Year Ended
                                              September 30, 2002            December 31, 2001       December 31, 2000
                                                  Compared to                  Compared to             Compared to
                                               Nine Months Ended               Year Ended              Year Ended
                                              September 30, 2001            December 31, 2000       December 31, 1999
                                            --------------------------  ----------------------  -----------------------
                                                                 Net                     Net
                                              Volume    Rate   Change   Volume   Rate  Change    Volume   Rate   Change
                                              ------    ----   ------   ------   ----  ------    ------   ----   ------
                                                                  (dollars expressed in thousands)

Interest earned on:
    Loans: (1) (2) (3)
       Taxable...........................    $49,288  (70,785) (21,497) 51,584 (29,608) 21,976   42,273 24,711  66,984
       Tax-exempt (4)....................        551      (85)     466    (196)    (42)   (238)     260    (43)    217
    Investment securities:
       Taxable...........................     15,096  (12,364)   2,732   1,325  (2,412) (1,087)  (1,389) 2,514   1,125
       Tax-exempt (4)....................      1,520     (417)   1,103     (84)    (28)   (112)     (19)    55      36
    Federal funds sold and other.........      1,838   (4,484)  (2,646)  1,540    (284)  1,256      952    518   1,470
                                             -------  -------  -------  ------ -------  ------   ------ ------  -------
           Total interest income.........     68,293  (88,135) (19,842) 54,169 (32,374) 21,795   42,077 27,755  69,832
                                             -------  -------  -------  ------ -------  ------   ------ ------  ------
Interest paid on:
    Interest-bearing demand deposits.....      2,855   (2,488)     367   1,194     (84)  1,110      405    406     811
    Savings deposits.....................     15,123  (27,797) (12,674)  9,818 (11,086) (1,268)   2,180  5,375   7,555
    Time deposits (3) ...................        809  (32,915) (32,106)  7,696  (2,822)  4,874   13,296  5,308  18,604
    Short-term borrowings................      1,115   (3,480)  (2,365)  2,306  (2,340)    (34)     986    675   1,661
    Notes payable and other..............       (896)    (593)  (1,489)   (716)   (631) (1,347)    (304)   651     347
    Guaranteed preferred debentures (3)..    (31,502)    (594) (32,096)  4,974     443   5,417    1,058     65   1,123
                                             -------  -------  -------  ------  ------  ------   ------ ------ -------
           Total interest expense........    (12,496) (67,867) (80,363) 25,272 (16,520)  8,752   17,621 12,480  30,101
                                             -------  -------  -------  ------ -------  ------   ------ ------ -------
           Net interest income...........    $80,789  (20,268)  60,521  28,897 (15,854) 13,043   24,456 15,275  39,731
                                             =======  =======  =======  ====== =======  ======   ====== ====== =======
------------------------
(1) For purposes of these computations, nonaccrual loans are included in the average loan amounts.
(2) Interest income on loans includes loan fees.
(3) Interest income and interest expense includes the effect of interest rate swap agreements.
(4) Information is presented on a tax-equivalent basis assuming a tax rate of 35%.

Net Interest Income

         The primary source of our income is net interest income, which is the difference between the interest earned on our interest-earning assets and the interest paid on our interest-bearing liabilities. Net interest income (expressed on a tax-equivalent basis) increased to $199.1 million, or 4.23% of average interest-earning assets, for the nine months ended September 30, 2002, from $175.9 million, or 4.40% of average interest-earning assets, for the comparable period in 2001. We credit the increased net interest income primarily to the net interest-earning assets provided by our acquisitions completed during the fourth quarter of 2001 and in January 2002 as well as earnings on our interest rate swap agreements that we entered into in conjunction with our interest rate risk management program. These agreements provided net interest income of $38.0 million and $12.8 million for the nine months ended September 30, 2002 and 2001, respectively. The increase in net interest income, however, was partially offset by reductions in prevailing interest rates, generally weaker loan demand and overall economic conditions, resulting in the decline in our net interest margin. Guaranteed preferred debentures expense was $18.6 million for the nine months ended September 30, 2002, compared to $13.5 million for the comparable period in 2001. The increase for 2002 is primarily attributable to the issuance of trust preferred securities by our financing subsidiaries. In November 2001, First Preferred Capital Trust III issued $55.2 million of trust preferred securities and in April 2002, First Bank Capital Trust issued $25.0 million of trust preferred securities. The overall increase also reflects a change in estimate reducing the period over which the deferred issuance costs are being amortized from maturity date to call date. This change in estimate was deemed necessary as a result of the significant decline in prevailing interest rates experienced during 2001. Such decline increased the likelihood that we would redeem certain of our trust preferred securities issues prior to maturity and obtain replacement regulatory capital probably through the issuance of additional trust preferred securities, at a lower interest rate. The increase was partially offset by the earnings associated with our interest rate swap agreements entered into in May and June 2002.

         Net interest income (expressed on a tax-equivalent basis) increased to $235.9 million, or 4.34% of average interest-earning assets, for the year ended December 31, 2001, from $222.8 million, or 4.65% of average interest-earning assets, and $183.1 million, or 4.24% of average interest-earning assets, for the years ended December 31, 2000 and 1999, respectively. We credit the increased net interest income for 2001 primarily to the net interest-earning assets provided by our acquisitions completed during 2000 and 2001, internal loan growth and earnings on our interest rate swap agreements that we entered into in conjunction with our interest rate risk management program. The overall increase in net interest income was significantly offset by reductions in prevailing interest rates throughout 2001, resulting in the overall decline in our net interest rate margin. We credit the increased net interest income for 2000 primarily to the net interest-earning assets provided by our acquisitions completed during 1999 and 2000, internal loan growth and increases in prevailing interest rates which resulted in increased yields on interest-earning assets. However, the overall increase in net interest income for 2000 was partially offset by the expense associated with our interest rate swap agreements. In addition, guaranteed preferred debentures expense was $18.6 million and $13.2 million for the years ended December 31, 2001 and 2000, respectively. The increase for 2001 is solely attributable to the issuance of $57.5 million of trust preferred securities by First Preferred Capital Trust II in October 2000 and the issuance of $55.2 million of trust preferred securities in November 2001 by First Preferred Capital Trust III.

         Average loans, net of unearned discount, were $5.42 billion for the nine months ended September 30, 2002, in comparison to $4.84 billion for the comparable period in 2001. The yield on our loan portfolio, however, decreased to 7.26% for the nine months ended September 30, 2002, in comparison to 8.72% for the comparable period in 2001. This was a major contributor to the decline in our net interest margin of 17 basis points for the nine months ended September 30, 2002, from the comparable period in 2001. We attribute the decline in yields and our net interest margin primarily to the decreases in prevailing interest rates throughout 2001. During the period from January 1, 2001 through December 31, 2001, the Board of Governors of the Federal Reserve System decreased the targeted federal funds rate 11 times, resulting in 11 decreases in the prime rate of interest from 9.50% to 4.75%. This is reflected not only in the rate of interest earned on loans that are indexed to the prime rate, but also in other assets and liabilities which either have variable or adjustable rates, or which matured or repriced during this period. As discussed above, the reduced level of interest income earned on our loan portfolio as a result of declining interest rates and increased competition within our market areas was partially mitigated by the earnings associated with our interest rate swap agreements.

         Average total loans, net of unearned discount, increased by $593.3 million to $4.88 billion for the year ended December 31, 2001, from $4.29 billion and $3.81 billion for the years ended December 31, 2000 and 1999, respectively. The yield on our loan portfolio, however, declined to 8.44% for the year ended December 31, 2001, in comparison to 9.10% for 2000. This was a major contributor to the 31 basis point decline in our net interest rate margin for 2001. We attribute the decline in yields and our net interest rate margin primarily to decreases in prevailing interest rates as discussed above. As further discussed under "--Interest Rate Risk Management," the reduced level of interest income earned on our loan portfolio as a result of declining interest rates was partially mitigated by the earnings associated with our interest rate swap agreements. For the year ended December 31, 2001, these agreements provided net interest income of $23.4 million. In addition, increased competition within our market areas led to reduced lending rates. Conversely, the yield on our loan portfolio for the year ended December 31, 2000 increased to 9.10% from 8.48% for the year ended December 31, 1999, principally as a result of increases in prevailing interest rates. During the period from June 30, 1999 to December 31, 2000, the Board of Governors of the Federal Reserve System increased the targeted federal funds rate six times, resulting in six increases in the prime rate of interest from 7.75% to 9.50%, respectively. However the improved yield on our loan portfolio was partially offset by the expense associated with our interest rate swap agreements, which was $4.7 million for the year ended December 31, 2000.

         The aggregate weighted average rate paid on our deposit portfolio was 2.67% and 4.51% for the nine months ended September 30, 2002 and 2001, respectively. We attribute the decline primarily to rates paid on savings and time deposits, which have continued to decline in conjunction with the interest rate reductions previously discussed. The decrease in rates paid for the nine months ended September 30, 2002 is a result of generally decreasing interest rates during 2001. However, the competitive pressures on deposits within our market areas precluded us from fully reflecting the general interest rate decreases in our deposit pricing while still providing an adequate funding source for loans.

         For the years ended December 31, 2001, 2000 and 1999, the aggregate weighted average rate paid on our interest-bearing deposit portfolio was 4.21%, 4.63% and 4.30%, respectively. We attribute the decline in 2001 primarily to rates paid on savings deposits, which have continued to decline with the interest rate reductions previously discussed. The overall decrease in rates paid is a result of generally decreasing interest rates in 2001 as compared to generally increasing rates in 2000.

         The aggregate weighted average rate paid on our note payable was 4.69% and 6.84% for the nine months ended September 30, 2002 and 2001, respectively, and 6.32%, 7.66% and 6.44% for the years ended December 31, 2001, 2000 and 1999, respectively. The overall changes in the weighted average rates paid reflect changing market interest rates during these periods. Amounts outstanding under our $90.0 million revolving line of credit with a group of unaffiliated financial institutions bear interest at the lead bank's corporate base rate or, at our option, at the Eurodollar rate plus a margin determined by the outstanding balance and our profitability. Thus, our revolving credit line represents a relatively high-cost funding source as increased advances have the effect of increasing the weighted average rate of non-deposit liabilities. The overall cost of this funding source, however, has been significantly mitigated by the reductions in the prime lending rate during 2001 and in the outstanding balance of the note payable in 2002. During 2000, we utilized the note payable to fund our acquisitions of Commercial Bank of San Francisco, Millenium Bank and Bank of San Francisco, thus resulting in a higher level of borrowings occurring during the fourth quarter of 2000. During 2001, our note payable was fully repaid from the proceeds of the trust preferred securities issued by First Preferred Capital Trust III. However, on December 31, 2001, we obtained a $27.5 million advance to fund our acquisition of Union and in January 2002, we utilized the note payable to fund our acquisition of Plains. The balance was fully repaid in September 2002. The aggregate weighted average rate paid on our short-term borrowings also declined to 1.88% for the nine months ended September 30, 2002, as compared to 4.13% for the comparable period in 2001, reflecting reductions in the current interest rate environment.

         The aggregate weighted average rate paid on our guaranteed preferred debentures was 9.80% and 9.85% for the nine months ended September 30, 2002 and 2001, respectively, and 9.81%, 9.50% and 9.45% for the years ended December 31, 2001, 2000 and 1999, respectively. The decreased rates for 2002 primarily reflect the earnings impact of our interest rate swap agreements entered into in May and June 2002. The decline was partially offset by the additional expense of our trust preferred securities issued in November 2001 and April 2002 as well as a change in estimate regarding the period over which the deferred issuance costs associated with these obligations are being amortized. The increase for the years ended December 31, 2001 and 2000 primarily reflects the additional expense of our trust preferred securities issued in November 2001 and October 2000, respectively.

Comparison of Results of Operations for the Nine Months Ended September 30, 2002 and 2001

         Net Income. Net income was $30.4 million for the nine months ended September 30, 2002, compared to $34.6 million for the comparable period in 2001. Results for 2002 reflect increased net interest income and noninterest income, offset by higher operating expenses and increased provisions for loan losses, reflecting the current economic environment and increased loan charge-off, delinquency and nonperforming trends. See further discussion under "-- Provision for Loan Losses." The implementation of SFAS No. 142 on January 1, 2002, resulted in the discontinuation of amortization of certain intangibles associated with the purchase of subsidiaries. If we had implemented SFAS No. 142 at the beginning of 2001, net income for the nine months ended September 30, 2001 would have increased $5.4 million. In addition, the implementation of SFAS No. 133, as amended, on January 1, 2001, resulted in the recognition of a cumulative effect of change in accounting principle of $1.4 million, net of tax, which reduced net income in 2001. Excluding this item, net income would have been $36.0 million for the nine months ended September 30, 2001. The accounting for derivatives under the requirements of SFAS No. 133 will continue to have an impact on future financial results as further discussed under "--Noninterest Income."

         The overall increase in operating expenses for 2002, as further discussed under "--Noninterest Expense," was partially offset by the discontinuation of amortization of certain intangibles associated with the purchase of subsidiaries in accordance with the implementation of SFAS No. 142. Amortization of intangibles for the nine months ended September 30, 2002 was $1.5 million, respectively, compared to $5.6 million for the comparable period in 2001. The higher operating expenses and increased provisions for loan losses were partially offset by increased net interest income and noninterest income as further discussed under "--Net Interest Income" and "--Noninterest Income."

         Provision for Loan Losses. The provision for loan losses was $38.7 for the nine months ended September 30, 2002, compared to $13.9 million for the comparable period in 2001. The increase in the provision for loan losses reflects the higher level of problem loans and related loan charge-offs and past due loans experienced during the period. The increase in problem assets is a result of the economic conditions within our markets, additional problems identified in acquired loan portfolios and continuing deterioration in the portfolio of leases to the airline industry as further discussed under "--Lending Activities" and "Loans and Allowance for Loan Losses." Net loan charge-offs were $27.4 million for the nine months ended September 30, 2002, in comparison to $14.8 million for the comparable period in 2001. The increase in net loan charge-offs reflects the general slowdown in economic conditions prevalent within our markets as well as an aggregate of $15.0 million of loan charge-offs on five large credit relationships, representing nearly 40% of loan charge-offs in 2002. Loan recoveries were $11.7 for the nine months ended September 30, 2002, in comparison to $7.2 million for the comparable period in 2001. In addition, nonperforming assets and loans past due 90 days or more and still accruing have increased to $110.1 million at September 30, 2002 from $86.8 million at December 31, 2001, and are expected to remain at these higher-than-normal levels in the near future. Our loan policy requires all loans to be placed on a nonaccrual status once principal or interest payments become 90 days past due. Our general procedures for monitoring these loans allow individual loan officers to submit a written request for approval to continue the accrual of interest on loans that become 90 days past due. These requests must be submitted for approval consistent with the authority levels provided in our credit approval policies, and they are only granted if an expected near term future event, such as a pending renewal or expected payoff, exists at the time the loan becomes 90 days past due. If the expected near term future event does not occur as anticipated, the loan is placed on nonaccrual status. Management considered these trends in its overall assessment of the adequacy of the allowance for loan losses. In addition, our acquisition of Plains in January 2002 provided $1.4 million in additional allowance for loan losses.

         Tables summarizing nonperforming assets, past due loans and charge-off and recovery experience are presented under "--Loans and Allowance for Loan Losses."


         Noninterest Income and Expense. The following table summarizes noninterest income and noninterest expense for the nine months ended September
30, 2002 and 2001:

                                                                                September 30,        Increase (Decrease)
                                                                              -----------------      -------------------
                                                                              2002         2001        Amount      %
                                                                              ----         ----      --------  ---------
                                                                                   (dollars expressed in thousands)

     Noninterest income:
        Service charges on deposit accounts and customer service fees....   $  21,985     16,268      5,717       35.14%
        Gain on mortgage loans sold and held for sale....................      20,316      9,718     10,598      109.06
        Gain on sale of credit card portfolio, net of expenses...........          --      1,853     (1,853)    (100.00)
        Net gain (loss) on sales of available-for-sale securities........          90       (145)       235      162.07
        Bank-owned life insurance investment income......................       4,318      3,069      1,249       40.70
        Net gain on derivative instruments...............................       1,714     14,401    (12,687)     (88.10)
        Other............................................................      16,417     12,580      3,837       30.50
                                                                            ---------   --------    -------
              Total noninterest income...................................   $  64,840     57,744      7,096       12.29
                                                                            =========   ========    =======   =========

     Noninterest expense:
        Salaries and employee benefits...................................   $  84,506     68,889     15,617       22.67%
        Occupancy, net of rental income..................................      15,938     12,379      3,559       28.75
        Furniture and equipment..........................................      12,730      8,845      3,885       43.92
        Postage, printing and supplies...................................       4,205      3,528        677       19.19
        Information technology fees......................................      24,411     19,891      4,520       22.72
        Legal, examination and professional fees.........................       6,463      5,415      1,048       19.35
        Amortization of intangibles associated with the
           purchase of subsidiaries......................................       1,480      5,573     (4,093)     (73.44)
        Communications...................................................       2,375      2,223        152        6.84
        Advertising and business development.............................       4,132      4,405       (273)      (6.20)
        Other............................................................      18,992     26,213     (7,221)     (27.55)
                                                                            ---------   --------    -------
              Total noninterest expense..................................   $ 175,232    157,361     17,871       11.36
                                                                            =========   ========    =======   =========

         Noninterest Income

         Noninterest income was $64.8 million for the nine months ended September 30, 2002, in comparison to $57.7 million for the comparable period in 2001. Noninterest income consists primarily of service charges on deposit accounts and customer service fees, mortgage-banking revenues, bank-owned life insurance investment income, net gains on derivative instruments and other income.

         Service charges on deposit accounts and customer service fees were $22.0 million for the nine months ended September 30, 2002, in comparison to $16.3 million for the comparable period in 2001. We attribute the increase in service charges and customer service fees to:

         o     our acquisitions completed during 2001 and 2002;

         o additional products and services available and utilized by our expanding base of consumer and commercial customers;

         o increased fee income resulting from revisions of customer service charge rates, effective July 1, 2002, and enhanced control of fee waivers; and

         o increased income associated with automated teller machine services and debit cards.

         The gain on mortgage loans sold and held for sale was $20.3 million for the nine months ended September 30, 2002, in comparison to $9.7 million for the comparable period in 2001. The overall increase is primarily attributable to a significant increase in the volume of loans originated and sold commensurate with the reductions in mortgage loan rates experienced in 2001 as well as the continued expansion of our mortgage banking activities.

         During the nine months ended September 30, 2001, we recorded a $1.9 million gain on the sale of our credit card portfolio, net of expenses. The sale of this portfolio was consistent with our strategic decision to exit this product line and enter into an agent relationship with a larger credit card service provider.

         Bank-owned life insurance investment income was $4.3 million for the nine months ended September 30, 2002, in comparison to $3.1 million for the comparable period in 2001. The increase for 2002 reflects changes in the portfolio mix of the underlying investments, which improved our return on this product, as well as the reinvestment of earnings.

         The net gain on derivative instruments was $1.7 million for the nine months ended September 30, 2002, in comparison to $14.4 million for the comparable periods in 2001. The decrease in income from derivative instruments reflects $3.8 million of gains resulting from the termination of certain interest rate swap agreements during the second quarter of 2001, the sale of our interest rate floor agreements in November 2001 and changes in the fair value of our interest rate cap agreements and fair value hedges.

         Other income was $16.4 million for the nine months ended September 30, 2002, in comparison to $12.6 million for the comparable period in 2001. We attribute the primary components of the increase to:

         o     our acquisitions completed during 2001 and 2002;

         o increased portfolio management fee income associated our Institutional Money Management division;

         o increased earnings associated with our international banking products;

         o increased rental income associated with our commercial leasing activities;

         o increased rental fees from First Services, L.P. for the use of data processing and other equipment owned by First Banks; and

         o a gain of approximately $448,000 in March 2002 on the sale of certain operating lease equipment associated with equipment leasing activities that we acquired in conjunction with our acquisition of Bank of San Francisco in December 2000; offset by

         o the write-down of approximately $943,000 on certain aircraft and aircraft parts equipment associated with our commercial leasing operation to its estimable recoverable value in June 2002. The write-down of these assets became necessary as a result of the continued decline in the airline industry, primarily associated with the terrorist attacks on September 11, 2001, and the oversupply in the market for liquidating this type of equipment.

         Noninterest Expense

         Noninterest expense was $175.2 million for the nine months ended September 30, 2002, in comparison to $157.4 million for the comparable period in 2001. The increase for 2002 reflects the noninterest expense of our acquisitions completed during 2001 and 2002, particularly information technology fees associated with integrating the acquired entities' systems, as well as general increases in salaries and employee benefit expenses, occupancy and furniture and equipment expenses and information technology fees, offset by a decline in amortization of intangibles associated with the purchase of subsidiaries and other expense.

         Salaries and employee benefits were $84.5 million for the nine months ended September 30, 2002, in comparison to $68.9 million for the comparable period in 2001. We primarily associate the increase with our 2001 and 2002 acquisitions and higher commissions paid to mortgage loan originators due to increased loan volume. However, the increase also reflects higher salary and employee benefit costs associated with employing and retaining qualified personnel. In addition, the increase includes various additions to staff throughout 2001 to enhance senior management expertise and expand our product lines.

         Occupancy, net of rental income, and furniture and equipment expense totaled $28.7 million for the nine months ended September 30, 2002, in comparison to $21.2 million for the comparable period in 2001. We primarily attribute the increase to our aforementioned acquisitions, including certain expenses associated with lease termination obligations, the relocation of certain branches and operational areas, increased depreciation expense associated with numerous capital expenditures and the continued expansion and renovation of various corporate and branch offices, including our facility that houses our centralized operations and certain corporate administrative functions.

         Information technology fees were $24.4 million for the nine months ended September 30, 2002, in comparison to $19.9 million for the comparable period in 2001. First Services, L.P. , a limited partnership indirectly owned by our Chairman and members of his immediate family, provides information technology and various operational support services to our subsidiaries and us under the terms of information technology agreements. We attribute the increased fees to growth and technological advancements consistent with our product and service offerings, continued expansion and upgrades to technological equipment, networks and communication channels and expenses of approximately $554,000 associated with the data processing conversions of Union and Plains, completed in the first quarter of 2002, and of the Denton and Garland, Texas branch purchases, completed in the second quarter of 2002.

         Legal, examination and professional fees were $6.5 million for the nine months ended September 30, 2002, in comparison to $5.4 million for the comparable period in 2001. We primarily attribute the increase in these fees to the continued expansion of overall corporate activities, the ongoing professional services utilized by certain of our acquired entities and increased legal fees associated with commercial loan documentation, collection efforts, expanded corporate activities and certain defense litigation particularly related to acquired entities.

         Amortization of intangibles associated with the purchase of subsidiaries was $1.5 million for the nine months ended September 30, 2002, in comparison to $5.6 million for the comparable period in 2001. The significant decrease for 2002 is attributable to the implementation of SFAS No. 142 in January 2002.

         Other expense was $19.0 million for the nine months ended September 30, 2002, in comparison to $26.2 million for the comparable period in 2001. Other expense encompasses numerous general and administrative expenses including travel, meals and entertainment, insurance, freight and courier services, correspondent bank charges, miscellaneous losses and recoveries, memberships and subscriptions, transfer agent fees and sales taxes.

         We attribute the majority of the decrease in other expense for 2002 to an $11.5 million nonrecurring litigation settlement charge in June 2001. This litigation was initiated by an unaffiliated bank against one of our subsidiaries and certain individuals and related to allegations arising from the employment by our subsidiary of individuals previously employed by the plaintiff bank, as well as the conduct of those individuals while employed by the plaintiff bank. The nature of the litigation was not covered under the terms of either our general liability or directors and officers liability insurance policies. Consequently, when it became apparent that the trial was not proceeding as we anticipated, a decision was made to settle the matter to avoid the risk of more substantial expenses. Because of the uninsured nature of this litigation and the unique circumstances leading to the litigation, we do not consider this charge to be a recurring expense.

         The decrease in other expense also reflects the establishment of a specific reserve for an unfunded letter of credit in the amount of $1.8 million during the nine months ended September 30, 2001. The letter of credit was issued in connection with a participation in a credit for the development of a nuclear waste remediation facility. The aggregate credit arrangement included a line of credit, in which we participated, and the sale of bonds to various investors, which were backed by the letters of credit, in which we also participated. Because the development failed to meet remediation performance expectations, and consequently the economic viability required, the bondholders required payment from the issuers of the letters of credit. Upon funding the letter of credit, the balance became an addition to the loan principal, which was then fully charged-off.

        The overall decrease in other expenses for the nine months ended September 30, 2002 was offset by expenses associated with our acquisitions completed during 2001 and 2002 as well as the continued growth and expansion of our banking franchise.

Provision for Income Taxes

         The provision for income taxes was $17.5 million for the nine months ended September 30, 2002, representing an effective income tax rate of 35.7%, in comparison to $24.1 million, representing an effective income tax rate of 39.1% for the comparable period in 2001. The decrease in the effective income tax rate for 2002 reflects the significant decline in amortization of intangibles associated with the purchase of subsidiaries, in accordance with the requirements of SFAS No. 142, which is not deductible for tax purposes.

Comparison of Results of Operations for 2001 and 2000

         Net Income. Net income was $64.5 million for the year ended December 31, 2001, compared to $56.1 million for 2000. The implementation of SFAS No. 133, as amended, on January 1, 2001, resulted in the recognition of a cumulative effect of change in accounting principle of $1.4 million, net of tax, which reduced net income. Excluding this item, net income was $65.9 million for the year ended December 31, 2001. The improved earnings primarily result from increased net interest income and noninterest income, including a gain on the exchange of an equity investment in an unaffiliated financial institution in October 2001, as well as a reduced provision for income taxes. The reduced provision for income taxes includes the effect of an $8.1 million reduction in our deferred tax asset valuation allowance that was no longer deemed necessary as our overall net deferred tax assets are expected to be recoverable through future earnings. The overall improvement in earnings was partially offset by an increased provision for loan losses and higher operating expenses, including nonrecurring charges associated with the establishment of a specific reserve related to a contingent liability and the settlement of certain litigation.

         Net interest income (expressed on a tax-equivalent basis) improved to $235.9 million for the year ended December 31, 2001, compared to $222.8 million for 2000. However, our net interest rate margin declined to 4.34% for the year ended December 31, 2001 from 4.65% for 2000. Net interest income increased primarily as a result of increased earning assets generated through internal loan growth along with our acquisitions completed throughout 2000 and 2001. However, the improvement in net interest income was significantly mitigated by continued reductions in prevailing interest rates throughout 2001. We funded the overall loan growth primarily through deposits added through acquisitions and internal deposit growth. During the year ended December 31, 2001, noninterest income improved significantly to $98.6 million from $42.8 million for the years ended December 31, 2001 and 2000, respectively as further discussed under "--Noninterest Income."

         The improvement in net interest income and noninterest income was partially offset by a $53.7 million increase in operating expenses to $211.7 million for the year ended December 31, 2001, compared to $158.0 million for 2000. The increased operating expenses are primarily attributable to:

         o the operating expenses of our 2000 and 2001 acquisitions subsequent to their respective acquisition dates;

         o     increased salaries and employee benefit expenses;

         o     increased information technology fees;

         o     increased legal, examination and professional fees;

         o increased amortization of intangibles associated with the purchase of subsidiaries;

         o     a nonrecurring litigation settlement charge; and

         o a charge to other expense associated with the establishment of a specific reserve on an unfunded letter of credit.

         These higher operating expenses, exclusive of the litigation settlement and the specific reserve on the unfunded letter of credit, are reflective of significant investments that we have made in personnel, technology, capital expenditures and new business lines in conjunction with our overall strategic growth plan. The payback on these investments is expected to occur over a longer period of time through higher and more diversified revenue streams.

         Provision for Loan Losses. The provision for loan losses was $23.5 million and $14.1 million for the years ended December 31, 2001 and 2000, respectively. We attribute the increase in the provision for loan losses primarily to the overall growth in our loan portfolio, both internal and through acquisitions, a general increase in risk associated with the continued changing composition of our loan portfolio and a significant increase in nonperforming assets and past due loans, which is further discussed under "--Loans and Allowance for Loan Losses." Loan charge-offs were $31.5 million for the year ended December 31, 2001, in comparison to $17.1 million for the year ended December 31, 2000. The increase in loan charge-offs is due to $6.7 million in charge-offs related to our commercial leasing business, a single loan in the amount of $4.5 million that was charged-off due to suspected fraud on the part of the borrower, $3.6 million in charge-offs on a shared national credit relationship as well as the effects of the general slowdown in economic conditions prevalent within our markets. Loan recoveries were $9.5 million for the year ended December 31, 2001, in comparison to $9.8 million for 2000. Nonperforming assets and past-due loans have increased significantly during 2001, and we anticipate these trends will continue in the near future. Management considered these trends in its overall assessment of the adequacy of the allowance for loan losses. Our acquisitions during 2000 and 2001 provided $6.1 million and $14.0 million, respectively, in additional allowance for loan losses at their respective acquisition dates.

         Noninterest Income and Expense. The following table summarizes noninterest income and noninterest expense for the years ended December 31, 2001 and 2000:

                                                                                December 31,         Increase (Decrease)
                                                                             -------------------     -------------------
                                                                              2001         2000        Amount      %
                                                                              ----         ----        ------   -------
                                                                                   (dollars expressed in thousands)

     Noninterest income:
        Service charges on deposit accounts and customer service fees....   $  22,865     19,794      3,071      15.51%
        Gain on mortgage loans sold and held for sale....................      14,983      7,806      7,177      91.94
        Gain on sale of credit card portfolio, net of expenses...........       1,853         --      1,853     100.00
        Net gain on sales of available-for-sale securities...............      18,722        168     18,554         --
        Gain on sales of branches, net of expenses.......................          --      1,355     (1,355)   (100.00)
        Bank-owned life insurance investment income......................       4,415      4,314        101       2.34
        Gain on derivative instruments, net..............................      18,583         --     18,583     100.00
        Other............................................................      17,188      9,341      7,847      84.01
                                                                            ---------   --------    -------
              Total noninterest income...................................   $  98,609     42,778     55,831     130.51
                                                                            =========   ========    =======  =========

     Noninterest expense:
        Salaries and employee benefits...................................   $  93,452     73,391     20,061      27.33%
        Occupancy, net of rental income..................................      17,432     14,675      2,757      18.79
        Furniture and equipment..........................................      12,612     11,702        910       7.78
        Postage, printing and supplies...................................       4,869      4,431        438       9.88
        Information technology fees......................................      26,981     22,359      4,622      20.67
        Legal, examination and professional fees.........................       6,988      4,523      2,465      54.50
        Amortization of intangibles associated with the
           purchase of subsidiaries......................................       8,248      5,297      2,951      55.71
        Communications...................................................       3,247      2,625        622      23.70
        Advertising and business development.............................       5,237      4,331        906      20.92
        Other............................................................      32,605     14,656     17,949     122.47
                                                                            ---------   --------    -------
              Total noninterest expense..................................   $ 211,671    157,990     53,681      33.98
                                                                            =========   ========    =======   ========

Noninterest Income

         Noninterest income was $98.6 million for the year ended December 31, 2001, compared to $42.8 million for 2000. Noninterest income consists primarily of service charges on deposit accounts and customer service fees, mortgage banking revenues, net gains on sales of available-for-sale securities, net gains on derivative instruments and other income.

         Service charges on deposit accounts and customer service fees increased to $22.9 million for 2001, from $19.8 million for 2000. We attribute the increase in service charges and customer service fees to:

         o     increased deposit balances provided by internal growth;

         o our acquisitions completed during 2000 and, to a lesser degree, 2001;

         o additional products and services available and utilized by our expanding base of retail and commercial customers;

         o increased fee income resulting from revisions of customer service charge rates effective September 30, 2000, and July 1, 2001, and enhanced control of fee waivers; and

         o increased income associated with automated teller machine services and debit cards.

         The gain on mortgage loans sold and held for sale increased to $15.0 million from $7.8 million for the years ended December 31, 2001 and 2000, respectively. We attribute the increase to a significant increase in the volume of loans originated and sold commensurate with the continued reductions in mortgage loan rates experienced during 2001 as well as the continued expansion of our mortgage banking activities into new and existing markets.

         During 2001, we recorded a $1.9 million pre-tax gain on the sale of our credit card portfolio, which results from our strategic decision to exit this product line and enter into an agent relationship with a larger credit card service provider.

         Noninterest income for the years ended December 31, 2001 and 2000 included net gains on the sale of available-for-sale investment securities of $18.7 million and $168,000, respectively. The significant increase in 2001 results from a $19.1 million gain recognized in conjunction with the exchange of an equity investment in the common stock of an unaffiliated publicly-traded financial institution for $10.0 million in cash and a $14.4 million equity investment in the acquiring unaffiliated financial institution. In 1993, we acquired an equity investment in the common stock of Southside Bancshares Corporation, or Southside, located in St. Louis, Missouri, and we increased our investment through additional purchases of common stock over time. At December 31, 2000, we owned 18.87% of Southside. In 2001, Southside was acquired by Allegiant Bancorp, Inc., or Allegiant, located in St. Louis, Missouri. Upon consummation of that business combination, we exchanged our Southside common stock for $10.0 million in cash and a $14.4 million equity investment in the common stock of Allegiant. The $19.1 million gain recorded as a result of this transaction was measured as the difference between the sum of the fair value of the equity investment in Allegiant's common stock on the transaction closing date and the cash received, and our cumulative cost basis in the equity investment in Southside. We owned 7.93% of the outstanding shares of common stock of Allegiant at December 31, 2001. This gain was partially offset by a net loss that resulted from the liquidation of certain equity investment securities. The net gain for 2000 resulted primarily from the sales of certain investment securities held by acquired institutions that did not meet our overall investment objectives.

         The gain on sales of branches, net of expenses, was $1.4 million for the year ended December 31, 2000, and results from the divestiture of one of our branch locations in central Illinois. In 2001, we did not sell any existing branches.

         The net gain on derivative instruments of $18.6 million for the year ended December 31, 2001 includes $4.1 million of gains resulting from the terminations of certain interest rate floor and swap agreements to adjust our interest rate hedge position consistent with changes in the portfolio structure and mix. In addition, the net gain reflects changes in the fair value of our interest rate cap agreements, interest rate floor agreements and fair value hedges, in accordance with the requirements of SFAS No. 133, as amended.

         Other income was $17.2 million and $9.3 million for the years ended December 31, 2001 and 2000, respectively. We attribute the primary components of this increase to:

         o our acquisitions completed during 2000 and, to a lesser extent, 2001;

         o increased portfolio management fee income of $3.4 million associated with our Institutional Money Management Division, which was formed in August 2000;

         o increased brokerage revenue of $1.1 million, which is primarily associated with the stock option services acquired in conjunction with our acquisition of Bank of San Francisco in December 2000;

         o increased rental income of $2.1 million associated with our commercial leasing activities that were acquired in conjunction with our acquisition of a leasing company in February 2000; and

         o income of approximately $1.1 million associated with equipment leasing activities that were acquired in conjunction with our acquisition of Bank of San Francisco.

     Noninterest Expense

         Noninterest expense was $211.7 million for the year ended December 31, 2001, in comparison to $158.0 million for 2000. The increase reflects:

         o the noninterest expense associated with our acquisitions completed during 2000 and 2001, particularly information technology fees;

         o    increased salaries and employee benefit expenses;

         o    increased information technology fees;

         o    increased legal, examination and professional fees;

         o increased amortization of intangibles associated with the purchase of subsidiaries; and

         o    increased other expense.

         We record the majority of integration costs attributable to our acquisitions as of the consummation date of our purchase business combinations. These costs include, but are not limited to, items such as:

         o write-downs and impairments of assets of the acquired entities that will no longer be usable subsequent to the consummation date, primarily data processing equipment, incompatible hardware and software, bank signage, etc. These adjustments are generally recorded as of the consummation date as an allocation of the purchase price with the offsetting adjustment recorded as an increase to goodwill. In addition, for all periods presented, these adjustments are not material to our operations;

         o costs associated with a planned exit of an activity of the acquired entity that is not associated with or is not expected to generate revenues after the consummation date (e.g. credit card lending). These costs are generally recorded as of the consummation date through the establishment of an accrued liability with the offsetting adjustment recorded as an increase to goodwill. These costs are infrequently encountered and, for all periods presented, are not material to our operations;

         o planned involuntary employee termination benefits (i.e. severance costs) as further discussed under "-Acquisitions - Acquisition and Integration Costs"; and

         o contractual obligations of the acquired entities that existed prior to the consummation date that either have no economic benefit to the combined entity or have a penalty that we will incur to cancel the contractual obligation. These contractual obligations generally relate to existing data processing contracts of the acquired entities that include penalties for early termination. In conjunction with the merger and integration of our acquisitions, the acquired entities are converted to our existing data processing and information technology systems. Consequently, the costs associated with terminating the existing contracts of the acquired entities are generally recorded as of the consummation date through the establishment of an accrued liability with the offsetting adjustment recorded as an increase to goodwill as further discussed under "-Acquisitions - Acquisition and Integration Costs."

         We make adjustments to the fair value of the acquired entities' assets and liabilities for these items as of the consummation date and include them in the allocation of the overall acquisition cost. We also incur costs associated with our acquisitions that are expensed in our statements of income. These costs relate specifically to additional costs incurred in conjunction with the date processing conversions of the acquired entities as further described and quantified below.

         Salaries and employee benefits increased by $20.1 million to $93.5 million from $73.4 million for the years ended December 31, 2001 and 2000, respectively. We primarily associate the increase with our 2000 and 2001 acquisitions and our Institutional Money Management Division, which was formed in August 2000. However, the increase also reflects the competitive environment in the employment market that has resulted in a higher demand for limited resources, thus escalating industry salary and employee benefit costs associated with employing and retaining qualified personnel. In addition, the increase includes various additions to staff throughout 2000 to enhance executive and senior management expertise, improve technological support, strengthen centralized operational functions and expand our product lines.

         Occupancy, net of rental income, and furniture and equipment expense totaled $30.0 million and $26.4 million for the years ended December 31, 2001 and 2000, respectively. The increase is attributable to our acquisitions, the relocation of certain branches and operational areas and increased depreciation expense associated with numerous capital expenditures, including our new facility that houses various centralized operations and certain corporate and administrative functions.

         Information technology fees were $27.0 million and $22.4 million for the years ended December 31, 2001 and 2000, respectively. We attribute the increased information technology fees to growth and technological advancements consistent with our product and service offerings, continued expansion and upgrades to technological equipment, networks and communication channels, and expenses of approximately $1.8 million associated with the data processing conversions of Century Bank, Lippo Bank, Commercial Bank of San Francisco, Bank of San Francisco, Millennium Bank, Charter Pacific Bank and BYL completed in 2001.

         Legal, examination and professional fees were $7.0 million and $4.5 million for the years ended December 31, 2001 and 2000, respectively. We primarily attribute the increase in these fees to the ongoing professional services utilized by certain of our acquired entities, increased professional fees associated with our Institutional Money Management Division and increased legal fees associated with commercial loan documentation, collection efforts, expanded corporate activities and certain defense litigation.

         Amortization of intangibles associated with the purchase of subsidiaries was $8.2 million and $5.3 million for the years ended December 31, 2001 and 2000, respectively. The increase for 2001 is primarily attributable to amortization of the cost in excess of the fair value of the net assets acquired for the nine acquisitions that we completed during 2000.

         Other expense was $32.6 million and $14.7 million for the years ended December 31, 2001 and 2000, respectively. Other expense encompasses numerous general and administrative expenses including travel, meals and entertainment, insurance, freight and courier services, correspondent bank charges, advertising and business development, miscellaneous losses and recoveries, memberships and subscriptions, transfer agent fees and sales taxes. We attribute the majority of the increase in other expense to:

         o     our acquisitions completed during 2000 and 2001;

         o increased advertising and business development expenses associated with various product and service initiatives and enhancements;

         o increased travel expenses primarily associated with business development efforts and the ongoing integration of the recently acquired entities into our corporate culture and systems;

         o a nonrecurring litigation settlement charge in the amount of $11.5 million associated with a lawsuit brought by an unaffiliated bank against one of our subsidiaries and certain individuals related to allegations arising from the employment by our subsidiary of individuals previously employed by the plaintiff bank, as well as the conduct of those individuals while employed by the plaintiff bank;

         o the establishment of a $1.8 million specific reserve on an unfunded letter of credit; and

         o     overall continued growth and expansion of our banking franchise.

         Provision for Income Taxes

         The provision for income taxes was $30.0 million for the year ended December 31, 2001, representing an effective income tax rate of 30.5%, in comparison to $34.5 million, representing an effective income tax rate of 37.2%, for the year ended December 31, 2000. The decrease in the effective income tax rate is primarily attributable to:

         o a reduction of our deferred tax asset valuation allowance of $13.1 million recorded in December 2001. This reduction, of which $8.1 million represented a reduction in our provision for income taxes and $5.0 million represented an increase in capital surplus, reflects the recognition of deferred tax assets for net operating loss carryforwards and the expectation of future taxable income sufficient to realize the net deferred tax assets; partially offset by

         o the increase in amortization of intangibles associated with the purchase of subsidiaries, which is not deductible for tax purposes.

Comparison of Results of Operations for 2000 and 1999

         Net Income. Net income was $56.1 million for the year ended December 31, 2000, compared to $44.2 million for 1999. The earnings progress for 2000 was primarily driven by increased net interest income generated from our acquisitions completed throughout 1999 and 2000; the continued growth and diversification in the composition of our loan portfolio; and increased yields on interest-earning assets. We funded the overall loan growth primarily through deposits added through acquisitions and internal deposit growth. Net interest income (expressed on a tax-equivalent basis) increased to $236.0 million, or 4.93% of average interest-earning assets, from $195.2 million, or 4.52% of average interest-earning assets, for the years ended December 31, 2000 and 1999, respectively.

         The increase in net income was partially offset by an increased provision for loan losses and an increase in operating expenses of $20.4 million for the year ended December 31, 2000, in comparison to 1999. The increased operating expenses reflect the operating expenses of our 1999 and 2000 acquisitions subsequent to their respective acquisition dates; increased salaries and employee benefit expenses; increased information technology fees and increased amortization of intangibles associated with the purchase of subsidiaries. A reduction in legal, examination and professional fees partially offset the increase in operating expenses.

         Provision for Loan Losses. The provision for loan losses was $14.1 million and $13.1 million for the years ended December 31, 2000 and 1999, respectively. We attribute the increase in the provision for loan losses primarily to the overall growth in the loan portfolio, both internal and through acquisitions, as well as a general increase in risk associated with the continued changing composition of our loan portfolio and an increase in nonperforming assets, which is further discussed under "--Loans and Allowance for Loan Losses." Loan charge-offs were $17.1 million for the year ended December 31, 2000, in comparison to $17.7 million for the year ended December 31, 1999. Included in charge-offs for the year ended December 31, 2000 was $1.6 million relating to a single loan. The overall decrease in loan charge-offs, excluding the large single-loan charge-off, was indicative of the generally strong economic conditions prevalent in our markets, as well as management's continued efforts to effectively monitor and manage our loan portfolio. Loan recoveries were $9.8 million for the year ended December 31, 2000, in comparison to $9.3 million for 1999, reflecting continued aggressive collection efforts. Our acquisitions during 1999 and 2000 provided $3.0 million and $6.1 million, respectively, in additional allowance for loan losses at their respective acquisition dates.

         Noninterest Income and Expense. The following table summarizes noninterest income and noninterest expense for the years ended December 31, 2000 and 1999:

                                                                                December 31,         Increase (Decrease)
                                                                            --------------------     -------------------
                                                                              2000         1999        Amount       %
                                                                              ----         ----        ------       -
                                                                                   (dollars expressed in thousands)

     Noninterest income:
        Service charges on deposit accounts and customer service fees....   $  19,794     17,676      2,118      11.98%
        Gain on mortgage loans sold and held for sale....................       7,806      6,909        897      12.98
        Net gain on sales of available-for-sale securities...............         168        791       (623)    (78.76)
        Gain on sales of branches, net of expenses.......................       1,355      4,406     (3,051)    (69.25)
        Bank-owned life insurance investment income......................       4,314      3,919        395      10.08
        Other............................................................       9,341      7,949      1,392      17.51
                                                                            ---------   --------    -------
              Total noninterest income...................................   $  42,778     41,650      1,128       2.71
                                                                            =========   ========    =======   ========

     Noninterest expense:
        Salaries and employee benefits...................................   $  73,391     61,524     11,867      19.29%
        Occupancy, net of rental income..................................      14,675     12,518      2,157      17.23
        Furniture and equipment..........................................      11,702      8,520      3,182      37.35
        Postage, printing and supplies...................................       4,431      4,244        187       4.41
        Information technology fees......................................      22,359     18,567      3,792      20.42
        Legal, examination and professional fees.........................       4,523      9,109     (4,586)    (50.35)
        Amortization of intangibles associated with
          the purchase of subsidiaries...................................       5,297      4,401        896      20.36
        Communications...................................................       2,625      2,488        137       5.51
        Advertising and business development.............................       4,331      3,734        597      15.99
        Other............................................................      14,656     13,652      1,004       7.35
                                                                            ---------   --------    -------
              Total noninterest expense..................................   $ 157,990    138,757     19,233      13.86
                                                                            =========   ========    =======   ========

         Noninterest Income

          Noninterest income was $42.8 million for the year ended December 31, 2000, compared to $41.7 million for 1999. Noninterest income consists primarily of service charges on deposit accounts and customer service fees, mortgage banking revenues and other income.

         Service charges on deposit accounts and customer service fees increased to $19.8 million for 2000, from $17.7 million for 1999. We attribute the increase in service charges and customer service fees to:

         o     increased deposit balances provided by internal growth;

         o     our acquisitions completed throughout 1999 and 2000;

         o additional products and services available and utilized by our expanding base of retail and commercial customers;

         o increased fee income resulting from revisions of customer service charge rates effective April 1, 1999 and September 30, 2000, and enhanced control of fee waivers; and

         o increased interchange income associated with automatic teller machine services and debit and credit cards.

         The gain on mortgage loans sold and held for sale increased to $7.8 million from $6.9 million for the years ended December 31, 2000 and 1999, respectively. We attribute the increase to an increased volume of loans sold and held for sale, primarily during the fourth quarter of 2000, including fixed rate residential mortgage loans, which are sold on a servicing retained basis, and adjustable-rate and non-conforming residential mortgage loans, which are sold on a servicing released basis.

         The net gain on sales of available-for-sale securities was $168,000 and $791,000 for the years ended December 31, 2000 and 1999, respectively. These gains resulted from sales of available-for-sale securities necessary to facilitate the funding of loan growth. The decrease in the net gains reflects the sales, at a loss, of certain investment securities that did not meet our overall investment objectives.

         The gain on sales of branches, net of expenses, was $1.4 million and $4.4 million for the years ended December 31, 2000 and 1999, respectively. The reduction in these gains results from a reduced number of branch divestitures. During 2000, we divested one of our branch locations in central Illinois, whereas in 1999, we divested seven branch offices in central and northern Illinois.

         Bank-owned life insurance income was $4.3 million and $3.9 million for the years ended December 31, 2000 and 1999, respectively. The increase for 2000 reflects an increased rate of return on this product primarily associated with the current interest rate environment as well as the reinvestment of product earnings.

         Other income was $9.3 million and $7.9 million for the years ended December 31, 2000 and 1999, respectively. The increase in other income is primarily attributable to rental income associated with leasing activities and increased rental fees received from First Services, L.P. for the use of data processing and other equipment owned by us. The increase in rental fees corresponds to the replacement of our teller system and certain other technological upgrades, including local and wide area network-based systems, core processors and item processing equipment that were replaced in 1999 in preparation for the Year 2000 transition.

     Noninterest Expense

         Noninterest expense was $158.0 million for the year ended December 31, 2000, in comparison to $138.8 million for 1999. The increase reflects:

         o the noninterest expense associated with our acquisitions completed throughout 1999 and 2000 subsequent to their respective acquisition dates;

         o     increased salaries and employee benefit expenses;

         o     increased information technology fees;

         o increased amortization of intangibles associated with the purchase of subsidiaries; and

         o increased expenses associated with our internal restructuring process.

         The overall increase in noninterest expense was partially offset by a decrease in legal, examination and professional fees.

         During 1999, we began an internal restructuring process designed to better position us for future growth and opportunities expected to become available as consolidation and changes continue in the delivery of financial services. The magnitude of this project was extensive and covered almost every area of our organization. The primary objectives of the restructuring process were to:

         o redesign the corporate organization to provide clearer lines of authority which are more conducive to the effective delivery of services to customers;

         o enhance our technological strength to enable us to more effectively and efficiently provide the products, services and delivery channels necessary to remain competitive in the financial services industry of the future;

         o establish the infrastructure necessary to better support our service delivery and business development efforts, and to provide more efficient, better quality services to customers;

         o increase the depth and abilities of all levels of our management and provide supervision to lead its efforts to accomplish our corporate objectives; and

         o improve internal monitoring systems in order to better assess the progress of all of our areas in achieving our corporate objectives.

         Although these efforts have primarily led to increased capital expenditures and noninterest expenses in the short term, we anticipate they will lead to additional internal growth, more efficient operations and improved profitability over the long term.

         Salaries and employee benefits increased by $11.9 million to $73.4 million from $61.5 million for the years ended December 31, 2000 and 1999, respectively. We primarily associate the increase with our acquisitions completed throughout 1999 and 2000 as well as the additional lines of business that we entered into in 2000, including institutional money management, international banking and fiduciary deposit management for bankruptcy trustees, receivers and other estate administrators. However, the increase also reflects the competitive environment in the employment market that has resulted in a higher demand for limited resources, thus escalating industry salary and employee benefit costs associated with employing and retaining qualified personnel. In addition, the increase includes various additions to our staff to enhance executive and senior management expertise, improve technological support and strengthen centralized operational functions.

         Occupancy, net of rental income, and furniture and equipment expense totaled $26.4 million and $21.0 million for the years ended December 31, 2000 and 1999, respectively. The increase is primarily attributable to our acquisitions, the relocation of certain California and Texas branches and increased depreciation expense associated with numerous capital expenditures made throughout 1999, including the implementation of our new teller system. Our selective elimination of 16 branch offices by sales, mergers or closures during 1999 and 2000 partially offset this increase.

         Information technology fees were $22.4 million and $18.6 million for the years ended December 31, 2000 and 1999, respectively. We attribute the increased information technology fees to growth and technological advancements consistent with our product and service offerings and upgrades to technological equipment, networks and communication channels.

         Legal, examination and professional fees were $4.5 million and $9.1 million for the years ended December 31, 2000 and 1999, respectively. The decrease in these fees results from a decline in our utilization of external consultants who provided assistance throughout 1999 associated with the development and expansion of selected business initiatives. The decrease also reflects the settlement of certain litigation completed in 1999.

         Amortization of intangibles associated with the purchase of subsidiaries was $5.3 million and $4.4 million for the years ended December 31, 2000 and 1999, respectively. The increase for 2000 is primarily attributable to amortization of the cost in excess of the fair value of the net assets acquired of the nine acquisitions that we completed during 2000.

         Other expense was $14.7 million and $13.7 million for the years ended December 31, 2000 and 1999, respectively. Other expense encompasses numerous general and administrative expenses including but not limited to travel, meals and entertainment, insurance, freight and courier services, correspondent bank charges, miscellaneous losses and recoveries, and sales taxes. The overall increase in these expenses primarily reflects:

         o     continued growth and expansion of our banking franchise;

         o a $700,000 provision for an estimated loss on equipment underlying leases associated with a previously acquired entity; and

         o a $200,000 provision for estimated losses associated with certain pending litigation.

         Offsetting the overall increase in other expenses in 2000 were recoveries of $1.8 million from loans of acquired entities that had been fully charged off prior to the acquisition dates.

     Provision for Income Taxes

         The provision for income taxes was $34.5 million for the year ended December 31, 2000, representing an effective income tax rate of 37.2%, in comparison to $26.3 million, representing an effective income tax rate of 36.5%, for the year ended December 31, 1999. The increase in the effective income tax rate is primarily attributable to:

         o the increase in amortization of intangibles associated with the purchase of subsidiaries, which is not deductible for tax purposes; and

         o a reduction of the deferred tax asset valuation reserve of approximately $405,000 related to the utilization of net operating losses associated with a previously acquired entity, which was recorded in March 2000.

Interest Rate Risk Management

         For financial institutions, the maintenance of a satisfactory level of net interest income is a primary factor in achieving acceptable income levels. However, the maturity and repricing characteristics of the institution's loan and investment portfolios may differ significantly from those within its deposit structure. The nature of the loan and deposit markets within which a financial institution operates, and its objectives for business development within those markets at any point in time influence these characteristics. In addition, the ability of borrowers to repay loans and depositors to withdraw funds prior to stated maturity dates introduces divergent option characteristics, which operate primarily as interest rates change. These factors cause various elements of the institution's balance sheet to react in different manners and at different times relative to changes in interest rates, thereby leading to increases or decreases in net interest income over time. Depending upon the direction and velocity of interest rate movements and their effect on the specific components of the institution's balance sheet, the effects on net interest income can be substantial. Consequently, managing a financial institution requires establishing effective control of the exposure of the institution to changes in interest rates.

         We strive to manage our interest rate risk by:

         o maintaining an Asset Liability Committee, or ALCO, responsible to our Board of Directors, to review the overall interest rate risk management activity and approve actions taken to reduce risk;

         o maintaining an effective simulation model to determine our exposure to changes in interest rates;

         o coordinating the lending, investing and deposit-generating functions to control the assumption of interest rate risk; and

         o employing various financial instruments, including derivatives, to offset inherent interest rate risk when it becomes excessive.

         The objective of these procedures is to limit the adverse impact that changes in interest rates may have on our net interest income.

         The ALCO has overall responsibility for the effective management of interest rate risk and the approval of policy guidelines. The ALCO includes our Chairman and Chief Executive Officer, President and the senior executives of investments, credit, banking support and finance, and certain other officers. The Asset Liability Management Group, which monitors interest rate risk, supports the ALCO, prepares analyses for review by the ALCO and implements actions that are either specifically directed by the ALCO or established by policy guidelines.

         In managing sensitivity, we strive to reduce the adverse impact on earnings by managing interest rate risk within internal policy constraints. Our policy is to manage exposure to potential risks associated with changing interest rates by maintaining a balance sheet posture in which annual net interest income is not significantly impacted by reasonably possible near-term changes in interest rates. To measure the effect of interest rate changes, we project our net income over two one-year horizons on a pro forma basis. The analysis assumes various scenarios for increases and decreases in interest rates including both instantaneous and gradual, and parallel and non-parallel shifts in the yield curve, in varying amounts. For purposes of arriving at reasonably possible near-term changes in interest rates, we include scenarios based on actual changes in interest rates, which have occurred over a two-year period, simulating both a declining and rising interest rate scenario. We are "asset-sensitive," indicating that our assets would generally reprice with changes in rates more rapidly than our liabilities, and our simulation model indicates a loss of projected net interest income should interest rates decline. While a decline in interest rates of less than 100 basis points has a relatively minimal impact on our net interest income, an instantaneous parallel decline in the interest yield curve of 100 basis points indicates a pre-tax projected loss of approximately 7.0% of net interest income, based on assets and liabilities at September 30, 2002. Although we do not anticipate that instantaneous shifts in the yield curve as projected in our simulation model are likely, these are indications of the effects that changes in interest rates would have over time.

         We also prepare and review a more traditional interest rate sensitivity position in conjunction with the results of our simulation model. The following table presents the projected maturities and periods to repricing of our rate sensitive assets and liabilities as of September 30, 2002, adjusted to account for anticipated prepayments:

                                                                   Over       Over
                                                                   three       six        Over
                                                        Three     through    through       one       Over
                                                       months       six      twelve      through     five
                                                       or less    months     months    five years    years    Total
                                                       -------    ------     ------    ----------    -----    -----
                                                                    (dollars expressed in thousands)

Interest-earning assets:
   Loans (1)......................................  $4,138,762    498,904    477,730    345,698      2,926  5,464,020
   Investment securities..........................     312,769     60,545    107,507    329,834    104,220    914,875
   Federal funds sold and other...................      81,393         --         --         --         --     81,393
                                                    ----------  ---------  ---------  ---------  ---------  ---------
       Total interest-earning assets..............   4,532,923    559,449    585,237    675,532    107,146  6,460,288
   Effect of interest rate swap agreements........  (1,050,000)        --         --  1,050,000         --         --
                                                    ----------  ---------  ---------  ---------  ---------  ---------
       Total interest-earning assets after
          the effect of interest rate
          swap agreements.........................  $3,482,923    559,449    585,237  1,725,532    107,146  6,460,288
                                                    ==========  =========  =========  =========  =========  =========
Interest-bearing liabilities:
   Interest-bearing demand accounts...............  $  283,194    176,040    114,809     84,193    107,155    765,390
   Money market demand accounts...................      80,712     66,469     56,973     80,712    189,911    474,777
   Savings accounts...............................   1,551,957         --         --         --         --  1,551,957
   Time deposits..................................     551,490    419,240    630,244    678,075        514  2,279,562
   Other borrowed funds...........................     200,054         --      2,000      9,000      3,000    214,054
                                                    ----------  ---------  ---------  ---------  ---------  ---------
       Total interest-bearing liabilities.........   2,667,407    661,749    804,025    851,980    300,579  5,285,740
   Effect of interest rate swap agreements........     200,000         --         --   (200,000)        --         --
                                                    ----------  ---------  ---------  ---------  ---------  ---------
       Total interest-bearing liabilities
          after the effect of interest rate
          swap agreements.........................  $2,867,407    661,749    804,025    651,980    300,579  5,285,740
                                                    ==========  =========  =========  =========  =========  =========
Interest-sensitivity gap:
   Periodic.......................................  $  615,516   (102,300)  (218,788) 1,073,552   (193,433) 1,174,548
                                                                                                            =========
   Cumulative.....................................     615,516    513,217    294,429  1,367,981  1,174,548
                                                    ==========  =========  =========  =========  =========
Ratio of interest-sensitive assets
   to interest-sensitive liabilities:
     Periodic.....................................        1.21       0.85       0.73       2.65       0.36       1.22
     Cumulative...................................        1.21       1.15       1.07       1.27       1.22  ==========
                                                    ==========  =========  =========  =========  =========
     ----------------------
     (1) Loans are presented net of unearned discount.


         Management made certain assumptions in preparing the foregoing table. These assumptions included:

         o     loans will repay at projected repayment rates;

         o mortgage-backed securities, included in investment securities, will repay at projected repayment rates;

         o interest-bearing demand accounts and savings accounts are interest-sensitive at rates ranging from 11% to 37% and 12% to 40%, respectively, of the remaining balance for each period presented; and

         o     fixed maturity deposits will not be withdrawn prior to maturity.

         A significant variance in actual results from one or more of these assumptions could materially affect the results reflected in the table.

         At September 30, 2002, our asset-sensitive position on a cumulative basis through the twelve-month time horizon was $294.4 million, or 4.11% of total assets, in comparison to our asset-sensitive position on a cumulative basis through the twelve-month time horizon of $313.8 million, or 4.63% of total assets at December 31, 2001. The asset-sensitive positions for 2002 and 2001 reflect the effects of our interest rate swap agreements entered into in conjunction with our interest rate risk management program.

         The interest-sensitivity position is one of several measurements of the impact of interest rate changes on net interest income. Its usefulness in assessing the effect of potential changes in net interest income varies with the constant change in the composition of our assets and liabilities and changes in interest rates. For this reason, we place greater emphasis on our simulation model for monitoring our interest rate risk exposure.

         As previously discussed, we utilize derivative financial instruments to assist in our management of interest rate sensitivity by modifying the repricing, maturity and option characteristics of certain assets and liabilities. The derivative financial instruments we hold are summarized as follows:

                                          September 30, 2002          December 31, 2001          December 31, 2000
                                        ----------------------      ---------------------      ---------------------
                                        Notional       Credit       Notional      Credit       Notional       Credit
                                         Amount       Exposure       Amount      Exposure       Amount       Exposure
                                         ------       --------       ------      --------       ------       --------
                                                              (dollars expressed in thousands)

Cash flow hedges.................   $1,050,000        1,883       900,000         1,764    1,055,000         3,449
Fair value hedges................      387,450        7,866       200,000         6,962       50,000           758
Interest rate floor agreements...           --           --            --            --       35,000             6
Interest rate cap agreements.....      450,000          426       450,000         2,063      450,000         3,753
Interest rate lock commitments...      106,000           --        88,000            --        4,100            --
Forward commitments to sell
  Mortgage-backed securities.....      243,000           --       209,000            --       32,000            --
                                    ==========        =====       =======         =====    =========         =====

         The notional amounts of derivative financial instruments do not represent amounts exchanged by the parties and, therefore, are not a measure of our credit exposure through the use of these instruments. The credit exposure represents the accounting loss we would incur in the event the counterparties failed completely to perform according to the terms of the derivative financial instruments and the collateral held to support the credit exposure was of no value.

         During the nine months ended September 30, 2002 and 2001, the net interest income realized on our derivative financial instruments was $38.0 million and $12.8 million, respectively. The increase is primarily due to interest income associated with the additional swap agreements entered into during May and June 2002 as well as the decline in prevailing interest rates. In addition, we recorded a net gain on derivative instruments, which is included in noninterest income in the consolidated statements of income, of $1.7 million and $14.4 million for the nine months ended September 30, 2002 and 2001, respectively. The net decrease in income from 2001 reflects $3.8 million of gains resulting from the termination of certain interest rate swap agreements during the second quarter of 2001, the sale of our interest rate floor agreements in November 2001 and changes in the fair value of our interest rate cap agreements and fair value hedges. During 2001 and 1999, we recorded net interest income on derivative financial instruments of $23.4 million and $430,000, respectively, in comparison to net interest expense of $4.7 million in 2000. In addition, we realized a net gain on derivative instruments, which is included in noninterest income in the consolidated statements of income, of $18.6 million for the year ended December 31, 2001.

         Cash Flow Hedges

         We entered into the following interest rate swap agreements, designated as cash flow hedges, to effectively lengthen the repricing characteristics of certain interest-earning assets to correspond more closely with their funding source with the objective of stabilizing cash flow, and accordingly, net interest income over time:

         o During 1998, we entered into $280.0 million notional amount of interest rate swap agreements that provided for us to receive a fixed rate of interest and pay an adjustable rate of interest equivalent to the daily weighted average prime lending rate minus 2.705%. The underlying hedged assets were certain loans within our commercial loan portfolio. The terms of the swap agreements provided for us to pay quarterly and receive payment semiannually. In June 2001 and November 2001, we terminated $205.0 million and $75.0 million notional amount, respectively, of these swap agreements, which would have expired in 2002, in order to appropriately modify our overall hedge position in accordance with our interest rate risk management program. In conjunction with these terminations, we recorded gains of $2.8 million and $1.7 million, respectively.

         o During September 1999, we entered into $175.0 million notional amount of interest rate swap agreements that provided for us to receive a fixed rate of interest and pay an adjustable rate equivalent to the weighted average prime lending rate minus 2.70%. The underlying hedged assets were certain loans within our commercial loan portfolio. The terms of the swap agreements provided for us to pay and receive interest on a quarterly basis. In April 2001, we terminated these swap agreements, which would have expired in September 2001, and replaced them with similar swap agreements with extended maturities in order to lengthen the period covered by the swaps. In conjunction with the termination of these swap agreements, we recorded a gain of $985,000.

         o During September 2000, March 2001, April 2001 and March 2002, we entered into $600.0 million, $200.0 million, $175.0 million and $150.0 million notional amount, respectively, of interest rate swap agreements. The underlying hedged assets are certain loans within our commercial loan portfolio. The swap agreements, which have been designated as cash flow hedges, provide for us to receive a fixed rate of interest and pay an adjustable rate of interest equivalent to the weighted average prime lending rate minus 2.70%, 2.82%, 2.82% and 2.80%, respectively. The terms of the swap agreements provide for us to pay and receive interest on a quarterly basis. In November 2001, we terminated $75.0 million notional amount of the swap agreements originally entered into in April 2001, which would have expired in April 2006, in order to appropriately modify our overall hedge position in accordance with our interest rate risk management program. We recorded a gain of $2.6 million in conjunction with the termination of these swap agreements. The amount receivable by us under the swap agreements was $3.0 million and $2.9 million at September 30, 2002 and December 31, 2001, respectively, and the amount payable by us was $1.1 million at September 30, 2002 and December 31, 2001.

         The maturity dates, notional amounts, interest rates paid and received and fair value of our interest rate swap agreements designated as cash flow hedges as of September 30, 2002 and December 31, 2001 were as follows:

                                                                  Notional   Interest rate Interest rate     Fair
                          Maturity date                            amount        paid        received        value
                          -------------                            ------        ----        --------        -----
                                                                         (dollars expressed in thousands)

         September 30, 2002:
             March 14, 2004..................................  $  150,000        1.95%         3.93%     $   4,357
             September 20, 2004..............................     600,000        2.05          6.78         53,927
             March 21, 2005..................................     200,000        1.93          5.24         14,043
             April 2, 2006...................................     100,000        1.93          5.45          9,054
                                                               ----------                                ---------
                                                               $1,050,000        2.00          5.95      $  81,381
                                                               ==========       =====         =====      =========

         December 31, 2001:
             September 20, 2004..............................  $  600,000        2.05%         6.78%        40,980
             March 21, 2005..................................     200,000        1.93          5.24          4,951
             April 2, 2006...................................     100,000        1.93          5.45          2,305
                                                               ----------                                ---------
                                                               $  900,000        2.01          6.29      $  48,236
                                                               ==========       =====         =====      =========

         Fair Value Hedges

         We entered into the following interest rate swap agreements, designated as fair value hedges, to effectively shorten the repricing characteristics of certain interest-bearing liabilities to correspond more closely with their funding source with the objective of stabilizing net interest income over time:

         o During September 2000, we entered into $25.0 million notional amount of one-year interest rate swap agreements and $25.0 million notional amount of five and one-half year interest rate swap agreements that provided for us to receive fixed rates of interest ranging from 6.60% to 7.25% and pay an adjustable rate equivalent to the three-month London Interbank Offering Rate minus rates ranging from 0.02% to 0.11%. The underlying hedged liabilities were a portion of our time deposits of $100,000 or more. The terms of the swap agreements provided for us to pay interest on a quarterly basis and receive interest on either a semiannual basis or an annual basis. In September 2001, the one-year interest rate swap agreements matured, and we terminated the five and one-half year interest rate swap agreements because the underlying interest-bearing liabilities had either matured or been called by their respective counterparties. There was no gain or loss recorded as a result of the terminations.

         o During January 2001, we entered into $50.0 million notional amount of three-year interest rate swap agreements and $150.0 million notional amount of five-year interest rate swap agreements that provide for us to receive a fixed rate of interest and pay an adjustable rate of interest equivalent to the three-month London Interbank Offering Rate. The underlying hedged liabilities are a portion of our other time deposits. The terms of the swap agreements provide for us to pay interest on a quarterly basis and receive interest on a semiannual basis. The amount receivable by us under the swap agreements was $2.5 million and $5.2 million at September 30, 2002 and December 31, 2001, respectively, and the amount payable by us under the swap agreements was $868,000 and $1.2 million at September 30, 2002 and December 31, 2001, respectively.

         o During May 2002 and June 2002, we entered into $55.2 million and $86.3 million notional amount, respectively, of interest rate swap agreements that provide for us to receive a fixed rate of interest and pay an adjustable rate of interest equivalent to the three-month London Interbank Offering Rate plus 2.30% and 2.75%, respectively. In addition, during June 2002, FBA entered into $46.0 million notional amount of interest rate swap agreements that provide for us to receive a fixed rate of interest and pay an adjustable rate of interest equivalent to the three-month London Interbank Offering Rate plus 1.97%. The underlying hedged liabilities are our guaranteed preferred beneficial interests in First Banks, Inc. subordinated debentures and First Banks America, Inc. subordinated debentures. The terms of the swap agreements provide for us to pay and receive interest on a quarterly basis. There were no amounts receivable or payable by us at September 30, 2002. The $86.3 million notional amount interest rate swap agreement was called by its counterparty on November 8, 2002 resulting in final settlement of this interest rate swap agreement on December 18, 2002.

         The maturity dates, notional amounts, interest rates paid and received and fair value of our interest rate swap agreements designated as fair value hedges as of September 30, 2002 and December 31, 2001 were as follows:

                                                                  Notional   Interest rate Interest rate     Fair
                          Maturity date                            amount        paid        received        value
                          -------------                            ------        ----        --------        -----
                                                                         (dollars expressed in thousands)

         September 30, 2002:
             January 9, 2004.................................  $   50,000        1.86%         5.37%     $   2,221
             January 9, 2006.................................     150,000        1.86          5.50         13,406
             March 31, 2027..................................      86,250        4.61          9.25           (220)
             June 30, 2028...................................      46,000        3.83          8.50            336
             December 31, 2031...............................      55,200        4.16          9.00          4,060
                                                               ----------                                ---------
                                                               $  387,450        3.03          7.17      $  19,803
                                                               ==========       =====         =====      =========

         December 31, 2001:

             January 9, 2004.................................  $   50,000        2.48%         5.37%     $   1,761
             January 9, 2006.................................     150,000        2.48          5.50          3,876
                                                               ----------                                ---------
                                                               $  200,000        2.48          5.47      $   5,637
                                                               ==========       =====         =====      =========

          Interest Rate Floor Agreements

          During January 2001 and March 2001, we entered into $200.0 million and $75.0 million notional amount, respectively, of four-year interest rate floor agreements to further stabilize net interest income in the event of a falling rate scenario. The interest rate floor agreements provided for us to receive a quarterly adjustable rate of interest equivalent to the differential between the three-month London Interbank Offering Rate and the strike prices of 5.50% or 5.00%, respectively, should the three-month London Interbank Offering Rate fall below the respective strike prices. In November 2001, we terminated these interest rate floor agreements in order to appropriately modify our overall hedge position in accordance with our interest rate risk management program. In conjunction with the termination, we recorded a pre-tax adjustment of $4.0 million representing the decline in fair value from our previous month-end measurement date. These agreements provided net interest income of $2.1 million for the year ended December 31, 2001.

         Interest Rate Cap Agreements

          In conjunction with the interest rate swap agreements maturing September 20, 2004, we also entered into $450.0 million notional amount of four-year interest rate cap agreements to limit the net interest expense associated with our interest rate swap agreements in the event of a rising rate scenario. The interest rate cap agreements provide for us to receive a quarterly adjustable rate of interest equivalent to the differential between the three-month London Interbank Offering Rate and the strike price of 7.50% should the three-month London Interbank Offering Rate exceed the strike price. At September 30, 2002 and December 31, 2001, the carrying value of these interest rate cap agreements, which is included in derivative instruments in the consolidated balance sheets, was $426,000 and $2.1 million, respectively.

         Pledged Collateral

         At September 30, 2002 and December 31, 2001, we had pledged investment securities available for sale with a carrying value of $5.9 million and $1.1 million, respectively, in connection with our interest rate swap agreements. In addition, at September 30, 2002, and December 31, 2001, we had accepted, as collateral in connection with our interest rate swap agreements, cash of $97.5 million and $4.9 million, respectively. At December 31, 2001, we had also accepted investment securities with a fair value of $53.9 million as collateral in connection with our interest rate swap agreements. We are permitted by contract to sell or repledge the collateral accepted from our counterparties, however, at September 30, 2002 and December 31, 2001, we had not done so.

         Interest Rate Lock Commitments / Forward Commitments to Sell Mortgage-Backed Securities

         Derivative financial instruments issued by us consist of interest rate lock commitments to originate fixed-rate loans. Commitments to originate fixed-rate loans consist primarily of residential real estate loans. These net loan commitments and loans held for sale are hedged with forward contracts to sell mortgage-backed securities.

Mortgage Banking Activities

         Our mortgage banking activities consist of the origination, purchase and servicing of residential mortgage loans. The purchase of loans to be held for sale is limited to loans held for sale that we acquire in conjunction with our acquisition of other financial institutions. Exclusive of these acquired loans, we do not purchase loans to be held for sale. Generally, we sell our production of residential mortgage loans in the secondary loan markets. Servicing rights are retained with respect to conforming fixed-rate residential mortgage loans. We sell other loans, including adjustable-rate and nonconforming residential mortgage loans, on a servicing released basis.

         For the nine months ended September 30, 2002 and 2001, we originated and purchased loans for resale totaling $1.30 billion and $1.09 billion, and sold loans totaling $1.09 billion and $982.2 million, respectively. For the three years ended December 31, 2001, 2000 and 1999, we originated and purchased loans for resale totaling $1.52 billion, $532.2 million and $452.9 million and sold loans totaling $1.35 billion, $413.2 million and $507.1 million, respectively. The origination and purchase of residential mortgage loans and the related sale of the loans provides us with additional sources of income including the gain or loss realized upon sale, the interest income earned while the loan is held awaiting sale and the ongoing loan servicing fees from the loans sold with servicing rights retained. Mortgage loans serviced for investors aggregated $1.26 billion at September 30, 2002, and $1.07 billion, $957.2 million and $957.1 million at December 31, 2001, 2000 and 1999, respectively.

         The gain on mortgage loans originated for resale, including loans sold and held for sale, was $20.3 million and $9.7 million for the nine months ended September 30, 2002 and 2001, respectively, and $15.0 million, $7.8 million and $6.9 million for the years ended December 31, 2001, 2000 and 1999, respectively. We determine these gains, net of losses, on a lower of cost or market basis. These gains are realized at the time of sale. The cost basis reflects: (1) adjustments of the carrying values of loans held for sale to the lower of cost, adjusted to include the cost of hedging the loans held for sale, or current market values; and (2) adjustments for any gains or losses on loan commitments for which the interest rate has been established, net of anticipated underwriting "fallout" (loans not funded due to issues discovered during the underwriting process) adjusted for the cost of hedging these loan commitments. The overall increase for the nine months ended September 30, 2002 and for 2001 is primarily attributable to a significant increase in the volume of loans originated and sold commensurate with the prevailing interest rate environment experienced throughout 2001, including continued reductions in mortgage loan rates and our growth in mortgage banking activities. The increases for 2000 and 1999 reflect the expansion of our mortgage banking activities into our California and Texas markets.

         The interest income on loans held for sale was $10.1 million for the nine months ended September 30, 2002, compared to $7.8 million for the comparable period in 2001. The interest income on loans held for sale was $11.1 million for the year ended December 31, 2001, in comparison to $3.5 million and $4.9 million for the years ended December 31, 2000 and 1999, respectively. The amount of interest income realized on loans held for sale is a function of the average balance of loans held for sale, the period for which the loans are held and the prevailing interest rates when the loans are made. The average balance of loans held for sale was $177.0 million and $144.8 million for the nine months ended September 30, 2002 and 2001, respectively, and $150.8 million, $47.0 million and $79.1 million for the years ended December 31, 2001, 2000 and 1999, respectively. On an annualized basis, our yield on the portfolio of loans held for sale was 7.66% and 7.23% for the nine months ended September 30, 2002 and 2001, respectively, and 7.38%, 7.49% and 6.23% for the years ended December 31, 2001, 2000 and 1999, respectively. This compares with our cost of funds, as a percentage of average interest-bearing liabilities, of 2.99% and 4.73% for the nine months ended September 30, 2002 and 2001, respectively, and 4.44%, 4.85% and 4.51% for the years ended December 31, 2001, 2000 and 1999, respectively.

         We report mortgage loan servicing fees net of amortization of mortgage servicing rights, interest shortfall and mortgage-backed security guarantee fee expense. Interest shortfall equals the difference between the interest collected from a loan-servicing customer upon prepayment of the loan and a full month's interest that is required to be remitted to the security owner. Loan servicing fees, net, which are included in other noninterest income in the statements of operations, were $553,000 and $302,000 for the nine months ended September 30, 2002 and 2001, respectively, and $222,000, $486,000 and $657,000 for the years ended December 31, 2001, 2000 and 1999, respectively. The increase in loan servicing fees in 2002 primarily reflects the significant increase in the volume of loans originated and sold commensurate with the reductions in mortgage loan rates experienced in 2001. We attribute the decrease in loan servicing fees for 2001, 2000 and 1999 primarily to increased amortization of mortgage servicing rights, reduced late charge fees and our strategy of selling the new production of adjustable-rate and nonconforming residential mortgage loans on a servicing released basis. Amortization of mortgage servicing rights was $2.7 million for the nine months ended September 30, 2002 and 2001, and $3.7 million, $3.1 million and $2.8 million for the years ended December 31, 2001, 2000 and 1999, respectively.

         Our interest rate risk management policy provides certain hedging parameters to reduce the interest rate risk exposure arising from changes in loan prices from the time of commitment until the sale of the security or loan. To reduce this exposure, we use forward commitments to sell fixed-rate mortgage-backed securities at a specified date in the future. At September 30, 2002 and December 31, 2001, 2000 and 1999, we had $235.5 million, $197.5 million, $37.6 million and $31.5 million, respectively, of loans held for sale and related commitments, net of committed loan sales and estimated underwriting fallout, of which $243.1 million, $209.9 million, $32.0 million and $33.0 million, respectively, were hedged through the use of such forward commitments.

General

         We are a registered bank holding company incorporated in Missouri and headquartered in St. Louis County, Missouri. Through the operation of our subsidiaries, we offer a broad array of financial services to consumer and commercial customers. Since 1994, our organization has grown significantly, primarily as a result of our acquisition strategy, as well as through internal growth. We currently operate banking subsidiaries with branches in California, Illinois, Missouri and Texas. At September 30, 2002, we had total assets of $7.17 billion, loans, net of unearned discount, of $5.46 billion, total deposits of $6.03 billion and total stockholders' equity of $506.2 million.

         In the development of our banking franchise, we emphasize acquiring other financial institutions as one means of achieving our growth objectives. Acquisitions may serve to enhance our presence in a given market, to expand the extent of our market area or to enable us to enter new or noncontiguous markets. Due to the nature of our ownership, we have elected to only engage in those acquisitions that can be accomplished for cash. However, by using cash in our acquisitions, the characteristics of the acquisition arena may, at times, place us at a competitive disadvantage relative to other acquirers offering stock transactions. This results from the market attractiveness of other financial institutions' stock and the advantages of tax-free exchanges to the selling shareholders. Our acquisition activities are generally somewhat sporadic because we may consummate multiple transactions in a particular period, followed by a substantially less active acquisition period. Furthermore, the intangible assets recorded in conjunction with these acquisitions create an immediate reduction in regulatory capital. This reduction, as required by regulatory policy, provides further financial disincentives to paying large premiums in cash acquisitions.

         Recognizing these facts, we follow certain patterns in our acquisitions. First, we typically acquire several smaller institutions, sometimes over an extended period of time, rather than a single larger one. We attribute this approach to the constraints imposed by the amount of funds required for a larger transaction, as well as the opportunity to minimize the aggregate premium required through smaller individual transactions. Secondly, in some acquisitions, we may acquire institutions having significant asset-quality, ownership, regulatory or other problems. We seek to address the risks of these issues by adjusting the acquisition pricing, accompanied by appropriate remedial attention after consummation of the transaction. In these institutions, these issues may diminish their attractiveness to other potential acquirers, and therefore may reduce the amount of acquisition premium required. Finally, we may pursue our acquisition strategy in other geographic areas, or pursue internal growth more aggressively because cash transactions may not be economically viable in extremely competitive acquisition markets.

         During the five years ended December 31, 2001, we primarily concentrated our acquisitions in California, completing 13 acquisitions of banks and five purchases of branch offices, which provided us with an aggregate of $2.05 billion in total assets and 47 banking locations as of the dates of acquisition. More recent acquisitions have occurred in our other geographic markets. On January 15, 2002, we completed our acquisition of a bank in Des Plaines, Illinois, which provided us with $256.3 million in total assets and four banking locations and on June 22, 2002, we completed our assumption of the deposits and certain liabilities and the purchase of certain assets of two branch offices in Denton and Garland, Texas, which provided us with deposits of $64.9 million. We are also planning on further expanding our Midwest banking franchise with an acquisition in the Ste. Genevieve, Missouri market, which is expected to be completed on March 31, 2003. These acquisitions have allowed us to significantly expand our presence throughout our geographic areas, improve operational efficiencies, convey a more consistent image and quality of service and more cohesively market and deliver our products and services. Management continues to meld the acquired entities into our operations, systems and culture.

         Following our acquisitions, various tasks are necessary to effectively integrate the acquired entities into our business systems and culture. While the activities required are specifically dependent upon the individual circumstances surrounding each acquisition, the majority of our efforts have been concentrated in various areas including, but not limited to:

         o     improving asset quality;

         o reducing unnecessary, duplicative and/or excessive expenses including personnel, information technology and certain other operational and administrative expenses;

         o maintaining, repairing and, in some cases, refurbishing bank premises necessitated by the deferral of such projects by some of the acquired entities;

         o renegotiating long-term leases which provide space in excess of that necessary for banking activities and/or rates in excess of current market rates, or subleasing excess space to third parties;

         o relocating branch offices which are not adequate, conducive or convenient for banking operations; and

         o managing actual or potential litigation that existed with respect to acquired entities to minimize the overall costs of negotiation, settlement or litigation.

         The post-acquisition process also includes the combining of separate and distinct entities together to form a cohesive organization with common objectives and focus. We invest significant resources to reorganize staff, recruit personnel where needed, and establish the direction and focus necessary for the combined entity to take advantage of the opportunities available to it. This investment contributed to the increases in noninterest expense during the five years ended December 31, 2001 and, to a lesser extent, the nine months ended September 30, 2002, and resulted in the creation of new banking entities, which conveyed a more consistent image and quality of service. The new banking entities provide a broad array of banking products to their customers and compete effectively in their marketplaces, even in the presence of other financial institutions with much greater resources. While some of these modifications did not contribute to reductions of noninterest expense, they contributed to the commercial and retail business development efforts of the banks, and ultimately to their prospects for improving future profitability.

         In conjunction with our acquisition strategy, we have also focused on building and reorganizing the infrastructure necessary to accomplish our objectives for internal growth. This process has required significant increases in the resources dedicated to commercial and consumer business development, financial service product line and delivery systems, branch development and training, advertising and marketing programs, and administrative and operational support. In addition, during 1999, we began an internal restructuring process designed to better position us for future growth and opportunities expected to become available as consolidation and changes continue in the delivery of financial services. The magnitude of this project was extensive and covered almost every area of our organization. We continue to focus on modifying and effectively repositioning our internal and external resources to better serve the markets in which we operate. Although these efforts have primarily led to increased capital expenditures and noninterest expenses, we anticipate they will lead to additional internal growth, more efficient operations and improved profitability over the long term.

         In February 1997, our initial financing subsidiary, First Preferred Capital Trust, issued $86.25 million of 9.25% trust preferred securities, and, in October 2000, our second financing subsidiary, First Preferred Capital Trust II, issued $57.5 million of 10.24% trust preferred securities. In November 2001, our third financing subsidiary, First Preferred Capital Trust III, issued $55.2 million of 9.00% trust preferred securities, and, on April 10, 2002, First Bank Capital Trust, our fourth financing subsidiary, issued $25.0 million of variable rate cumulative trust preferred securities. In addition, in July 1998, FBA's financing subsidiary, First America Capital Trust, issued $46.0 million of 8.50% trust preferred securities. Each of these financing subsidiaries operates as a Delaware statutory trust. The trust preferred securities issued by First Preferred Capital Trust, First Preferred Capital Trust II and First Preferred Capital Trust III are publicly held and traded on the Nasdaq National Market. The trust preferred securities issued by First Bank Capital Trust were issued in a private placement and rank equal to the trust preferred securities issued by our other three financing subsidiaries and junior to the trust preferred securities issued by First Preferred Capital Trust III. The trust preferred securities issued by FBA's financing subsidiary are publicly held and traded on the New York Stock Exchange. These trust preferred securities have no voting rights except in certain limited circumstances. With the exception of the First Bank Capital Trust preferred securities, we pay distributions on these trust preferred securities quarterly in arrears on March 31st, June 30th, September 30th, and December 31st of each year. Distributions on the First Bank Capital Trust preferred securities are payable semi-annually in arrears on April 22nd and October 22nd of each year. The distributions payable on all issues of trust preferred securities are included in interest expense in the consolidated statements of income.

Lending Activities

         Our enhanced business development resources assisted in the realignment of certain acquired loan portfolios, which were skewed toward loan types that reflected the abilities and experiences of the management of the acquired entities. In order to achieve a more diversified portfolio, to address asset-quality issues in the portfolios and to achieve a higher interest yield on our loan portfolio, we reduced a substantial portion of the loans which were acquired during this time through payments, refinancing with other financial institutions, charge-offs, and, in certain instances, sales of loans. As a result, our portfolio of one-to-four family residential real estate loans, after reaching a high of $1.20 billion at December 31, 1995, has decreased to $798.1 million at December 31, 2001, and $703.9 million at September 30, 2002. Similarly, our portfolio of consumer and installment loans, net of unearned discount, decreased significantly from $279.3 million at December 31, 1997 to $122.1 million at December 31, 2001, and $91.0 million at September 30, 2002. The decrease in 2002 reflects the reduction in new consumer and installment loan volumes and the repayment of principal on our existing consumer and installment loan portfolio, all of which are consistent with our objectives of expanding commercial lending and reducing the amount of less profitable loan types. For the year ended December 31, 2001, the overall decline in our consumer and installment portfolio, exclusive of loans held for sale, also reflects the sale of our student loan and credit card portfolios, which totaled approximately $16.9 million and $13.5 million, respectively, at the time of sale. We recorded gains of $1.9 million and $229,000 on the sale of the credit card portfolio and student loan portfolio, respectively, and we do not have any continuing involvement in the transferred assets.

         As these components of our loan portfolio decreased, we replaced them with higher yielding loans that were internally generated by our business development function. With our acquisitions, we expanded our business development function into the new market areas in which we were then operating. Consequently, in spite of relatively large reductions in acquired portfolios, our aggregate loan portfolio, net of unearned discount, increased from $3.00 billion at December 31, 1997 to $5.41 billion at December 31, 2001 and $5.46 billion at September 30, 2002.

         Our business development efforts are focused on the origination of loans in three general types: (a) commercial, financial and agricultural loans, which totaled $1.47 billion at September 30, 2002; (b) commercial real estate mortgage loans, which totaled $1.68 billion at September 30, 2002; and (c) construction and land development loans, which totaled $983.3 million at September 30, 2002.

         The primary component of commercial, financial and agricultural loans is commercial loans which are made based on the borrowers' general credit strength and ability to generate cash flows for repayment from income sources. Most of these loans are made on a secured basis, most often involving the use of company equipment, inventory and/or accounts receivable as collateral. For reporting purposes, this category of loans includes only those commercial loans that do not include real estate as collateral. Regardless of collateral, substantial emphasis is placed on the borrowers' ability to generate cash flow sufficient to operate the business and provide coverage of debt servicing requirements. Commercial loans are frequently renewable annually, although some terms may be as long as three years. These loans typically require the borrower to maintain certain operating covenants appropriate for the specific business, such as profitability, debt service coverage and current asset and leverage ratios, which are generally reported and monitored on a quarterly basis and subject to more detailed annual reviews. Commercial loans are made to customers primarily located in the geographic trade areas of our subsidiary banks in Missouri, Illinois, Texas and California, and who are engaged in manufacturing, retailing, wholesaling and other service businesses. This portfolio is not concentrated in large specific industry segments that are characterized by sufficient homogeneity that would result in significant concentrations of credit exposure. Rather, it is a highly diversified portfolio that encompasses many industry segments. The largest general concentration in this portfolio, which is not homogeneous in nature, is agricultural which totals approximately $44.1 million, representing approximately 3% of the commercial, financial and agricultural portfolio. This portfolio, however, is diverse in geography and collateral, secured by a mixture of agricultural equipment, livestock and crop production. The largest homogeneous industry segment included within this portfolio is the fast-food restaurant segment, in which we had total loans outstanding of approximately $50.0 million, representing approximately 3% of this portfolio at September 30, 2002. Diversity in this segment of the portfolio is represented by both geography and a mixture of loans to both franchisors and franchisees, with approximately 70% of the portfolio involving loans to franchisees and 30% to franchisors. Within both real estate and commercial lending portfolios, we strive for the highest degree of diversity that is practicable. We also emphasize the development of other service relationships with our commercial borrowers, particularly deposit accounts.

         Commercial real estate loans include loans for which the intended source of repayment is the rental and other income from the real estate, including both commercial real estate developed for lease and owner occupied commercial real estate. The underwriting of owner occupied commercial real estate loans generally follows the procedures for commercial lending described above, except that the collateral is real estate, and the loan term may be longer. The primary emphasis in underwriting loans for which the primary source of repayment is the performance of the collateral is the projected cash flow from the real estate and its adequacy to cover the operating costs of the project and the debt service requirements. Secondary emphasis is placed on the appraised value of the real estate, although the appraised liquidation value of the collateral must be adequate to repay the debt and related interest in the event the cash flow becomes insufficient to service the debt. Generally, underwriting terms require the loan principal not to exceed 75% of the appraised value of the collateral and the loan maturity not to exceed seven years. Commercial real estate loans are made for commercial office space, retail properties, hospitality, industrial and warehouse facilities and recreational properties. We rarely finance commercial real estate or rental properties that do not have lease commitments from substantial tenants.

         Construction and land development loans include commitments for construction of both residential and commercial properties. Commercial real estate projects require commitments for permanent financing from other lenders upon completion of the project or, more typically, include a short-term amortizing component of the financing from the bank. Commitments for construction of multi-tenant commercial and retail projects require lease commitments from a substantial primary tenant or tenants prior to commencement of construction. We finance some projects for borrowers whose home office is within our trade area for which the particular project may be outside our normal trade area. We do not, however, engage in developing commercial and residential construction lending business outside of our trade area. Residential real estate construction and development loans are made based on the cost of land acquisition and development, as well as the construction of the residential units. Although we finance the cost of display units and units held for sale, approximately 40% of the loans for individual residential units have purchase commitments prior to funding.

         In addition to underwriting based on estimates and projection of financial strength, collateral values and future cash flows, most loans to borrowing entities other than individuals require the personal guarantees of the principals of the borrowing entity.

         Our commercial leasing portfolio totaled $141.8 million at September 30, 2002 and $149.0 million at December 31, 2001. This portfolio consists of leases originated by our former subsidiary, First Capital Group, Inc., Albuquerque, New Mexico, primarily through third parties, on commercial equipment including aircraft parts and equipment. During 2002, we changed the nature of this business, resulting in the discontinuation of the operations of First Capital Group, Inc. and the transfer of all responsibilities for the existing portfolio to a new leasing staff in St. Louis, Missouri.

         At December 31, 2001, within the commercial leasing portfolio, there were approximately $60.1 million of leases of parts and equipment to the commercial airline industry and related aircraft service providers. This equipment consisted primarily of engines, landing gear and replacement parts, most of which is used in maintenance operations by commercial airlines or by third party vendors performing maintenance for the airlines. In addition, there were several leases for smaller aircraft used by charter services. Earlier in 2001, it became apparent that the airline industry in general was experiencing problems with overcapacity, and as a result, had begun reducing its requirements for new and replacement aircraft. This was evidenced by airlines taking portions of their fleets, particularly older less efficient aircraft, out of service and reducing orders for new equipment. This affected maintenance operations because as the usage of aircraft decreased, the maintenance requirements were also reduced. Consequently, by late 2001, we discontinued new leases of equipment related to the airline industry.

         While some of the leases in our portfolio had evidenced problems by early 2001, overcapacity problems and resulting financial distress in the commercial airline industry became more critical after the terrorist attacks of September 11, 2001. Following these events, we re-evaluated our aviation related lease portfolio to examine our overall exposure to the industry, the effects of recent trends on valuations of equipment and the financial strength of our lessees. As a result of our review, for the year ended December 31, 2001, we incurred $4.5 million of charge-offs in connection with the aircraft leasing portfolio and had $2.6 million of nonperforming aviation related leases. The evaluation process has evolved into an ongoing monitoring of this portfolio through continuous communication with lessees to establish information concerning their use of equipment under lease, monitoring the use of that equipment, and tracking of changes in equipment and related residual valuations. When problems are detected, we obtain new valuations of the equipment, and recognize any impairment in valuation by adjustments to reserves or income as appropriate depending upon the type of lease. Sources of information for valuing our leased assets include the Aircraft Bluebook, other public information from a variety of sources, consultation with other lessors and brokers of aviation equipment and specific engagement of an independent asset management company for equipment valuation as well as management of repossessed assets. Specifically with respect to residual values, and to establish formality in our process, we have also arranged for appraisal of leased assets that involve residual risk by an International Society of Transport Aircraft Trading certified appraiser of aviation assets. The information received from these various specialized sources assists us in valuing our lease portfolio and recognizing any impairment on these assets. By September 30, 2002, the portfolio of leases on commercial aircraft and parts and equipment had been reduced to $54.0 million, with $5.4 million of nonperforming aviation related leases, and $514,000 of charge-offs in connection with the aircraft leasing portfolio for the nine months ended at that date.

         Our expanded level of commercial lending carries with it greater credit risk, which we manage through uniform loan policies, procedures, underwriting and credit administration. As a consequence of such greater risk, the growth of the loan portfolio must also be accompanied by adequate allowances for loan losses. We associate the increased level of commercial lending activities and our acquisitions with the increase of $31.9 million and $14.1 million in nonperforming loans for the nine months ended September 30, 2002 and the year ended December 31, 2001, respectively. In addition, the loan portfolios of Millennium Bank and Union, which we acquired in 2000 and 2001, respectively, exhibited significant distress, which further contributed to the overall increase in nonperforming loans.

         Millennium Bank, which we acquired on December 29, 2000, operated a factoring business for doctors, hospitals and other health care professionals. This business had been started by Millennium Bank the year before our acquisition, and had approximately $11.0 million of receivables at the time of our acquisition. Due to the relatively short life of this operation, the portfolio did not exhibit signs of problems at that time. Consequently, we allowed the business to continue after the acquisition to determine whether it would be an appropriate line of business in the future. However, in late 2001, the factoring receivables began to exhibit signs of problems, and in early 2002, we determined one of the larger borrowers was incorrectly accounting for its receivables, causing the factored balance to be substantially overfunded. After this, other asset quality issues arose, causing us to discontinue this business in June 2002. During the nine months ended September 30, 2002, we charged-off approximately $1.8 million, or 21.7%, of the health care factoring portfolio. At September 30, 2002, we had approximately $10.9 million of factoring business receivables, which are expected to decline over time given the discontinuation of this line of business. Since no value was assigned to goodwill or other intangible assets of this line of business in the acquisition, and the problems appeared to arise subsequent to the acquisition, we determined that this did not create an impairment of the goodwill that we recorded in connection with the acquisition.

         In evaluating the loan portfolios of Union's two subsidiary banks prior to its acquisition, it was clear that substantial problems existed in those portfolios. Generally, credit documentation was poor, underwriting standards were lax and loan terms were aggressive. As we conducted our due diligence review, we applied the same asset quality standards, risk rating system and allowance methodology that we apply to our own loan portfolio. Based on this review, and to address concerns we had regarding Union's loan portfolios and the level of its allowance for loan and lease losses, an escrow account of approximately $1.6 million was established by withholding that amount from the purchase price. This escrow account was available to absorb losses during the two-year period following the acquisition from the Union Bank loan portfolio that were in excess of Union Bank's allowance for loan and lease losses at the time of the due diligence review. Union's consolidated allowance for loan losses was $8.6 million relative to an aggregate loan portfolio of $262.3 million at December 31, 2001, the date of acquisition.

         While we believed there were substantial problems with the Union portfolios, few of these had been identified or addressed by Union as of December 31, 2001. Consequently, when we assimilated these loans into our systems and procedures, the problems in the portfolios surfaced, causing an increase in the amount of problem assets, as well as contributing to the level of loans charged-off during the nine months ended September 30, 2002. For the nine months ended September 30, 2002, loan charge-offs from the Union portfolios were $3.3 million, including an amount within the Union Bank portfolio that was in excess of the allowance at the date of our due diligence review and the entire $1.6 million escrow account. Furthermore, at September 30, 2002, nonperforming loans in the Union portfolios were $7.5 million. Because these problems had been anticipated in negotiating the acquisition price, they did not affect the amount of goodwill recorded in connection with this acquisition.

         For the nine months ended September 30, 2002, our nonperforming loans increased $31.9 million to $99.2 million as of September 30, 2002, compared to $67.3 million at December 31, 2001. The increase is primarily attributable to general economic conditions, additional problems identified in the acquired loan portfolios, continuing deterioration in the portfolio of leases to the airline industry and the addition of a $16.1 million borrowing relationship to nonaccrual real estate construction and development loans during the second quarter of 2002. This relationship relates to a residential and recreational development project that had significant financial difficulties and experienced inadequate project financing, project delays and weak project management. This relationship had previously been on nonaccrual status and was removed from nonaccrual status during the third quarter of 2001 due to financing being recast with a new borrower, who appeared able to meet ongoing developmental expectations. Subsequent to that time, the new borrower encountered internal management problems, which negatively impacted and further delayed development of the project. We believe these increases, while partially attributable to the overall risk in our loan portfolio, are reflective of cyclical trends experienced within the banking industry as a result of the economic slow down.

         During 2001 and 2002, the nation generally experienced a relatively mild, but prolonged economic slow down that has affected much of the banking industry, including us. This was exacerbated by the terrorist attacks in September 2001 and the effects the attacks and related governmental responses had on economic activity. The effects of the downturn have been inconsistent between various geographic areas of the country, as well as different segments of the economy. To us, the effects of the downturn can be observed in generally lower interest rates, which have a negative impact on our net interest income, and on the performance of our loan portfolio, which is reflected in higher delinquencies, non-performing assets, charge-offs and provisions for loan losses, as well as reduced loan demand from customers. The impact of lower interest rates has been significantly reduced through the use of various financial derivative instruments to provide hedges of this interest rate risk.

See "--Interest Rate Risk Management." However, during 2001 and 2002, we incurred increasing asset quality issues that were at least partially attributable to economic conditions.

         Within our market areas, the impact of the economy has become evident at different times. In our midwestern markets, a perceptible increase in loan delinquencies began in late 2000 and continued throughout 2001. The increase in delinquencies was primarily focused in commercial, financial and agricultural loans and, to a lesser extent, commercial real estate loans, and initially involved borrowers that had already encountered some operating problems that continued to deteriorate as the economy became weaker. Included in this were loans on hotels and leases to the commercial airline industry. In both instances, the industry had been suffering from overcapacity prior to 2001, which then became much worse with the economic downturn and the events of September 11, 2001. As the recession continued, the effects expanded to companies that had been stronger, but succumbed to the ongoing effects of slowed economic activity. First Bank, our midwestern subsidiary bank, incurred net loan charge-offs of $16.3 million for the year ended December 31, 2001, and had non-performing loans and leases of $47.7 million at December 31, 2001. In comparison, for the nine months ended September 30, 2002, net loan charge-offs had decreased to $8.6 million, while non-performing loans had increased to $65.3 million at September 30, 2002. The increase in non-performing loans primarily reflects the single real estate construction and development relationship of $16.1 million that became non-performing during the second quarter of 2002, as previously discussed.

         Generally, the effects on us of the economic downturn in California have been limited to the San Francisco Bay area, including the area known as "Silicon Valley." Although we have a substantial banking presence in the San Francisco Bay area, we have relatively little direct exposure to the high technology companies. Consequently, the decline in that industry beginning in 2000 had little direct effect on our California operations. However, as the magnitude of the problems in the high technology sector increased, the effects spread to companies that were suppliers and servicers of the high technology sector, and to commercial real estate in the area. As a result, our asset quality issues in California have been concentrated within the San Francisco Bay area, and generally do not involve Southern California or the Sacramento-Roseville area in Northern California. Furthermore, these issues have primarily arisen during 2002. Consequently, while our California banking operation incurred net loan charge-offs of $5.4 million, and had non-performing loans and leases of $14.1 million at December 31, 2001, during the nine months ended September 30, 2002, these increased to $19.4 million and $25.0 million, respectively, most of which related to the San Francisco Bay area.

         Our Texas banking operation represents a somewhat smaller portion of our overall lending function. However, the Texas economy has generally continued to be fairly strong, resulting in relatively few asset quality issues. Consequently, we had net loans charged-off of $343,000 during the year ended December 31, 2001 and net recoveries for the nine months ended September 30, 2002 of $585,000. Total non-performing loans were $7.0 million and $3.5 million at September 30, 2002 and December 31, 2001, respectively. Included in non-performing loans at September 30, 2002 was a single loan of $6.7 million to a company engaged in leasing equipment, primarily to manufacturers. This company encountered significant operating problems resulting from rapid expansion, primarily through acquisition, accompanied by the economic downturn, which particularly affected the manufacturing sector.

         In addition to restructuring our loan portfolio, we also have changed the composition of our deposit base. The majority of our recent deposit development programs have been directed toward increased transaction accounts, such as demand and savings accounts, rather than time deposits, and have emphasized attracting more than one account relationship with customers. This growth is accomplished by cross-selling various products and services, packaging account types and offering incentives to deposit customers on other deposit or non-deposit services. In addition, commercial borrowers are encouraged to maintain their operating deposit accounts with us. At December 31, 1997, total time deposits were $1.90 billion, or 51.68% of total deposits. Although time deposits have increased to $2.30 billion at December 31, 2001 and decreased slightly to $2.28 billion at September 30, 2002, they represented only 40.5% and 37.8% of total deposits at December 31, 2001 and September 30, 2002, respectively, reflecting our continued focus on transactional accounts and full service deposit relationships with our customers.

         Despite the significant expenses we incurred in the amalgamation of the acquired entities into our corporate culture and systems, and in the expansion of our organizational capabilities, the earnings of the acquired entities and the increased net interest income resulting from the transition in the composition of our loan and deposit portfolios have contributed to improving net income. For the years ended December 31, 2001 and 2000, net income was $64.5 million and $56.1 million, respectively, compared with $44.2 million, $33.5 million and $33.0 million in 1999, 1998 and 1997, respectively. For the nine months ended September 30, 2002, net income was $30.4 million, compared to $34.6 million for the comparable period in 2001. The factors that led to the decline in earnings for 2002 include the current interest rate environment, asset quality issues requiring additional provisions for loan losses, and increased operating expenses. The increased provisions for loan losses reflect the current economic environment and significantly increased loan charge-off, delinquency and nonperforming trends as further discussed under "--Comparison of Results of Operations for the Nine Months Ended September 30, 2002 and 2001." Although we anticipate certain short-term adverse effects on our operating results associated with acquisitions, we believe the long-term benefits of our acquisition program will exceed the short-term issues encountered with some acquisitions. As such, in addition to concentrating on internal growth through continued efforts to further develop our corporate infrastructure and product and service offerings, we expect to continue to identify and pursue opportunities for growth through acquisitions.

 Acquisitions

         In the development of our banking franchise, we emphasize acquiring other financial institutions as one means of achieving our growth objectives. Acquisitions may serve to enhance our presence in a given market, to expand the extent of our market area or to enable us to enter new or noncontiguous market areas. After we consummate an acquisition, we expect to enhance the franchise of the acquired entity by supplementing the marketing and business development efforts to broaden the customer bases, strengthening particular segments of the business or filling voids in the overall market coverage. We have primarily utilized cash, borrowings and the issuance of trust preferred securities to meet our growth objectives under our acquisition program.

         During the three years ended December 31, 2001, we completed ten acquisitions of banks, one branch office purchase and the acquisition of certain assets and assumption of certain liabilities of a leasing company. As demonstrated below, our acquisitions during the three years ended December 31, 2001 have primarily served to increase our presence in the California markets that we originally entered during 1995 and to further augment our existing markets and our Midwest banking franchise. In 2002, we also completed an acquisition in the Chicago metropolitan area and the purchase of two branch offices in the Dallas metropolitan area. Additionally, we currently have one pending acquisition that will further expand our Midwest banking franchise. These transactions are summarized as follows:



                                                                                                                  Number
                                                                     Loans, Net of                                  of
                                                            Total      Unearned    Investment                     Banking
             Entity                   Closing Date       Assets (1)  Discount (1)  Securities (1)  Deposits (1)  Locations (1)
             ------                   ------------       ----------  ------------- --------------  ------------  -------------
                                                                   (dollars expressed in thousands)

Pending Acquisition
-------------------

   Bank of Ste. Genevieve
   Ste. Genevieve, Missouri               --           $  111,100        60,900       38,700        91,100             2

                                                       ===========      ========     ========     =========         ====
2002
----

   Union Planters Bank, N.A.
   Denton and Garland, Texas
   branch offices                   June 22, 2002       $   63,700           600           --        64,900            2

   Plains Financial Corporation
   Des Plaines, Illinois            January 15, 2002       256,300       150,400       81,000       213,400            4
                                                        ----------      --------     --------     ---------         ----
                                                        $  320,000       151,000       81,000       278,300            6
                                                        ==========      ========     ========     =========         ====
2001
----

   Union Financial Group, Ltd.
   Swansea, Illinois                December 31, 2001   $  360,000       263,500        1,150       283,300           9

   BYL Bancorp
   Orange, California               October 31, 2001       281,500       175,000       12,600       251,800           7

   Charter Pacific Bank
   Agoura Hills, California         October 16, 2001       101,500        70,200        7,500        89,000           2
                                                        ----------      --------     --------      --------        ----
                                                        $  743,000       508,700       21,250       624,100          18
                                                        ==========      ========     ========      ========        ====
2000
----

   The San Francisco Company
   San Francisco, California        December 31, 2000   $  183,800       115,700       38,300       137,700           1

   Millennium Bank
   San Francisco, California        December 29, 2000      117,000        81,700       21,100       104,200           2

   Commercial Bank of San Francisco
   San Francisco, California        October 31, 2000       155,600        97,700       45,500       109,400           1

   Bank of Ventura
   Ventura, California               August 31, 2000        63,800        39,400       15,500        57,300           1

   First Capital Group, Inc.
   Albuquerque, New Mexico          February 29, 2000       64,600        64,600           --            --           1

   Lippo Bank
   San Francisco, California        February 29, 2000       85,300        40,900       37,400        76,400           3
                                                        ----------      --------     --------      --------        ----
                                                        $  670,100       440,000      157,800       485,000           9
                                                        ==========      ========     ========      ========        ====
1999
----

   Brentwood Bank of California
   Malibu, California branch office September 17, 1999  $   23,600         6,300           --        17,300           1

   Century Bank
   Beverly Hills, California         August 31, 1999       156,000        94,800       26,100       132,000           6

   Redwood Bancorp
   San Francisco, California          March 4, 1999        183,900       134,400       34,400       162,900           4
                                                        ----------      --------     --------      --------        ----
                                                        $  363,500       235,500       60,500       312,200          11
                                                        ==========      ========     ========      ========        ====
-------------------------
(1)  For our pending acquisition that is expected to close on March 31, 2003, amounts are as of September 30, 2002. For closed acquisitions, amounts are as of the respective closing dates.

         We funded the completed acquisitions from available cash reserves, proceeds from the sales and maturities of available-for-sale investment securities, borrowings under our revolving credit line with a group of unaffiliated banks and the proceeds of the issuance of trust preferred securities.

         Pending Acquisition

         On September 17, 2002, First Banks and Allegiant Bancorp, Inc., or Allegiant, signed an agreement and plan of exchange that provides for First Banks to acquire Allegiant's wholly owned banking subsidiary, Bank of Ste. Genevieve. Bank of Ste. Genevieve operates two locations in Ste. Genevieve, Missouri, and reported total assets of $111.1 million and total deposits of $91.1 million at September 30, 2002. Under the terms of the agreement, First Banks will acquire Bank of Ste. Genevieve in exchange for approximately 974,150 shares of Allegiant common stock that are currently held by First Banks. The value of $18.375 per share assigned to each share of Allegiant common stock to be exchanged in the transaction was determined by the parties based upon the existing market price of the shares and detailed negotiations. The transaction is expected to be completed on March 31, 2003. First Banks will continue to own approximately 232,000 shares of Allegiant common stock subsequent to completion of the transaction.

         Closed Acquisitions and Other Corporate Transactions

         On January 15, 2002, we completed our acquisition of Plains Financial Corporation, or Plains, and its wholly owned banking subsidiary, PlainsBank of Illinois, National Association, Des Plaines, Illinois, in exchange for $36.5 million in cash. Plains operated a total of three banking facilities in Des Plaines, Illinois, and one banking facility in Elk Grove Village, Illinois. At the time of the transaction, Plains had $256.3 million in total assets, $150.4 million in loans, net of unearned discount, $81.0 million in investment securities and $213.4 million in deposits. This transaction was accounted for using the purchase method of accounting. The excess of the cost over the fair value of the net assets acquired was approximately $12.6 million and will not be amortized, but instead will be periodically tested for impairment in accordance with Statement of Financial Accounting Standards, or SFAS, No. 142, Goodwill and Other Intangible Assets. The core deposit intangibles were approximately $2.9 million and are being amortized over seven years utilizing the straight-line method. Plains was merged with and into Union and PlainsBank of Illinois was merged with and into First Bank.

         On June 22, 2002, First Bank & Trust completed its assumption of the deposits and certain liabilities and the purchase of certain assets of the Garland and Denton, Texas branch offices of Union Planters Bank, National Association, or UP branches. The transaction resulted in the acquisition of $15.3 million in deposits and one branch office in Garland and $49.6 million in deposits and one branch office, and a detached drive-thru facility, in Denton. The core deposit intangibles associated with the branch purchases were $1.4 million and are being amortized over seven years utilizing the straight-line method.

         On December 31, 2002, we completed our acquisition of all of FBA's outstanding capital stock that we did not already own for a price of $40.54 per share, or approximately $32.4 million. At December 31, 2002, there were 798,753 shares, or approximately 6.22% of FBA's outstanding stock, held publicly. We owned the other 93.78%. In conjunction with this transaction, FBA became a wholly owned subsidiary of ours, and was merged with and into First Banks. This transaction was accounted for using the purchase method of accounting. The excess of the cost over the fair value of the net assets acquired was approximately $12.4 million and will not be amortized, but instead will be periodically tested for impairment in accordance with SFAS No. 142.


         Acquisition and Integration Costs

         We accrue certain costs associated with our acquisitions as of the respective consummation dates. Essentially all of these accrued costs relate either to adjustments to the staffing levels of the acquired entities or to the anticipated termination of information technology or item processing contracts of the acquired entities prior to their stated contractual expiration dates. The most significant costs that we incur relate to salary continuation agreements, or other similar agreements, of executive management and certain other employees of the acquired entities that were in place prior to the acquisition dates.
These agreements provide for payments over periods ranging from one to nine years and are triggered as a result of the change in control of the acquired entity. Other severance benefits for employees that are terminated in conjunction with the integration of the acquired entities into our existing operations are normally paid to the recipients within 90 days of the respective consummation date. The balance of our accrued severance of $2.6 million identified in the following table is comprised of contractual obligations under salary continuation agreements to 13 individuals and have remaining terms ranging from eight months to approximately 14 years. Payments made under these agreements are paid from accrued liabilities and consequently, do not have any impact on our statements of income.

         A summary of acquisition and integration costs attributable to the acquisitions included in the foregoing table, which were accrued as of the consummation dates of the respective acquisition, is listed below. These acquisition and integration costs are reflected in accrued and other liabilities in our consolidated financial statements.

                                                                             Information
                                                         Severance         Technology Fees       Total
                                                         ---------         ---------------       -----

Balance at December 31, 1998.........................  $ 1,100,000                   --        1,100,000
Year Ended December 31, 1999:
   Amounts accrued at acquisition date...............    1,633,768                   --        1,633,768
   Payments..........................................     (124,742)                  --         (124,742)
                                                       -----------         ------------      -----------
Balance at December 31, 1999.........................  $ 2,609,026                   --        2,609,026
Year Ended December 31, 2000:
   Amounts accrued at acquisition date...............    3,331,600                   --        3,331,600
   Reversal to goodwill..............................     (278,974)                  --         (278,974)
   Payments..........................................   (2,492,319)                  --       (2,492,319)
                                                       -----------         ------------      -----------
Balance at December 31, 2000.........................  $ 3,169,333                   --        3,169,333
Year Ended December 31, 2001:
   Amounts accrued at acquisition date...............    3,884,800              515,638        4,400,438
   Payments..........................................   (3,119,602)            (363,138)      (3,482,740)
                                                       -----------         ------------      -----------
Balance at December 31, 2001.........................  $ 3,934,531              152,500        4,087,031
Nine Months Ended September 30, 2002:
   Amounts accrued at acquisition date...............      238,712              250,000          488,712
   Payments..........................................   (1,582,772)            (375,032)      (1,957,804)
                                                       -----------         ------------      -----------
Balance at September 30, 2002........................  $ 2,590,471               27,468        2,617,939
                                                       ===========         ============      ===========

         As further discussed and quantified under "--Comparison of Results of Operations for the Nine Months Ended September 30, 2002," "--Comparison of
Results of Operations for 2001 and 2000," and "--Comparison of Results of Operations for 2000 and 1999," we also incur costs associated with our acquisitions that are expensed in our statements of income. These costs relate exclusively to additional costs incurred in conjunction with the data processing conversions of the respective entities.



Balance Sheet

Investment Securities

         We classify the securities within our investment portfolio as held to maturity or available for sale. We do not engage in the trading of investment securities. Our investment security portfolio consists primarily of securities designated as available for sale. The investment security portfolio was $914.9 million and $631.1 million at September 30, 2002 and December 31, 2001, respectively, compared to $563.5 million and $451.6 million at December 31, 2000 and 1999, respectively. We attribute the increases in investment securities to securities acquired through acquisitions and the overall level of loan demand within our market areas, which affects the amount of funds available for investment. In addition, the increase for 2001 was partially offset by the liquidation of certain investment securities and a significant increase in calls of investment securities prior to their normal maturity dates resulting from the general decline in interest rates during 2001.

Loans and Allowance for Loan Losses

         Interest earned on our loan portfolio represents the principal source of income for our subsidiary banks. Interest and fees on loans were 91.9% and 92.6% of total interest income for the nine months ended September 30, 2002 and 2001, respectively, and 92.7%, 92.3% and 91.5% of total interest income for the years ended December 31, 2001, 2000 and 1999, respectively. We recognize interest and fees on loans as income using the interest method of accounting. Loan origination fees are deferred and accreted to interest income over the estimated life of the loans using the interest method of accounting. The accrual of interest on loans is discontinued when it appears that interest or principal may not be paid in a timely manner in the normal course of business. We generally record payments received on nonaccrual and impaired loans as principal reductions, and defer the recognition of interest income on loans until all principal has been repaid or an improvement in the condition of the loan has occurred which would warrant the resumption of interest accruals.

         Loans, net of unearned discount, increased $55.2 million to $5.46 billion, or 76.2% of total assets, at September 30, 2002, compared to $5.41 billion, or 79.8% of total assets as of December 31, 2001. Exclusive of our acquisition of Plains, which provided loans, net of unearned discount, of $150.4 million, loans decreased $95.2 million at September 30, 2002 compared to December 31, 2001. The decrease primarily results from:

      o Weaker loan demand from our commercial customers, which is indicative of the current economic conditions prevalent within most of our markets;

      o Continued reductions in new consumer and installment loan volumes and the repayment of principal on our existing portfolio consistent with our objectives of de-emphasizing consumer lending and expanding commercial lending; and

      o Declines in our commercial, financial and agricultural portfolio due to an anticipated amount of attrition associated with our acquisitions completed during the fourth quarter of 2001 and the first quarter of 2002.

         In our evaluation of acquisitions, it is anticipated that as we apply our standards for credit structuring, underwriting, documentation and approval, a portion of the existing borrowers will elect to refinance with another financial institution, because there may be an aggressive effort by other financial institutions to attract them, because they do not accept the changes involved, or because they are unable to meet our credit requirements. In addition, another portion of the portfolio may either enter our remedial collection process to reduce undue credit exposure or improve problem loans, or may be charged-off. The amount of this attrition will vary substantially among acquisitions depending on: (a) the strength and discipline within the credit function of the acquired institution; (b) the magnitude of problems contained in the acquired portfolio; (c) the aggressiveness of competing institutions to attract business; and (d) the significance of the acquired institution to the overall banking market. Typically, in acquisitions of institutions that have strong credit cultures prior to their acquisitions and operate in relatively large markets, there is relatively little attrition that occurs after the acquisition. However, in those acquisitions in which the credit discipline has been weak, and particularly those in small metropolitan or rural areas, in our experience substantially greater attrition can occur. Generally, this process occurs within approximately three to six months after completion of the acquisition.

         The decrease in loans was offset by a $57.1 million increase in loans held for sale, which is primarily attributable to increased volumes of residential mortgage loans resulting from the current interest rate environment and the continuing expansion of our mortgage banking business.

         During the five years ended December 31, 2001, total loans, net of unearned discount, increased significantly from $2.77 billion at December 31, 1996 to $5.41 billion at December 31, 2001. Throughout this period, we have substantially enhanced our capabilities for achieving and managing internal growth. A key element of this process has been the expansion of our corporate business development staff, which is responsible for the internal development and management of both loan and deposit relationships with commercial customers. While this process was occurring, in an attempt to achieve more diversification, a higher level of interest yield and a reduction in interest rate risk within our loan portfolio, we also focused on repositioning our portfolio. As the corporate business development effort continued to originate a substantial volume of new loans, substantially all of our conforming residential mortgage loan production has been sold in the secondary mortgage market. We have also substantially reduced our consumer lending by discontinuing the origination of indirect automobile loans and the sale of our student loan and credit card loan portfolios. This allowed us to fund part of the growth in corporate lending through reductions in residential real estate, indirect automobile and other consumer-related loans.

         In addition, our acquisitions added substantial portfolios of new loans. Some of these portfolios contained significant loan problems, which we had anticipated and considered in our acquisition pricing. As we resolved the asset quality issues, the portfolios of the acquired entities tended to decline due to the elimination of problem loans and because many of the resources that would otherwise be directed toward generating new loans were concentrated on improving or eliminating existing relationships. We continue to experience this trend as a result of our acquisitions of Millennium Bank and Union completed in December 2000 and 2001, respectively.

         This table summarizes the effects of these factors on our loan portfolio for the nine months ended September 30, 2002 and five years ended
December 31, 2001:

                                                 (Decrease) Increase                Increase (Decrease)
                                                 For the Nine Months          For the Year Ended December 31,
                                                                       -------------------------------------------------
                                              Ended September 30, 2002 2001       2000       1999       1998      1997
                                              ------------------------ ----       ----       ----       ----      ----
                                                                 (dollars expressed in thousands)

     Internal loan volume (decrease) increase:
         Commercial lending.....................    $ (20,337)       174,568    360,410    363,486    633,660   378,882
         Residential real estate lending (1)....      (43,335)        48,616     20,137   (126,418)  (152,849) (144,707)
         Consumer lending, net of
           unearned discount....................      (32,177)       (75,280)    (64,606)  (56,349)   (30,506)  (54,305)
     Loans provided by acquisitions.............      151,000        508,700    440,000    235,500    127,600    54,361
                                                    ---------        -------    -------   --------   --------  --------
              Total increase in loans, net of
                 unearned discount..............    $  55,151        656,604    755,941    416,219    577,905   234,231
                                                    =========        =======    =======   ========   ========  ========
     -------------------------
     (1) Includes loans held for sale, which increased $57.1 million for the nine months ended September 30, 2002.

         Our lending strategy emphasizes quality, growth and diversification. Throughout our organization, we employ a common credit underwriting policy. Our commercial lenders focus principally on small to middle-market companies. Consumer lenders focus principally on residential loans, including home equity loans, automobile financing and other consumer financing opportunities arising out of our branch banking network.

         Commercial, financial and agricultural loans include loans that are made primarily based on the borrowers' general credit strength and ability to generate cash flows for repayment from income sources even though such loans may also be secured by real estate or other assets. Real estate construction and development loans, primarily relating to residential properties and commercial properties, represent financing secured by real estate under construction. Real estate mortgage loans consist primarily of loans secured by single-family, owner-occupied properties and various types of commercial properties on which the income from the property is the intended source of repayment. Consumer and installment loans are loans to individuals and consist primarily of loans secured by automobiles. Loans held for sale are primarily fixed and adjustable rate residential loans pending sale in the secondary mortgage market in the form of a mortgage-backed security, or to various private third-party investors.

         The following table summarizes the composition of our loan portfolio by major category and the percent of each category to the total portfolio as of the dates presented:

                                                 September 30, 2002
                                                 ------------------
                                                   Amount       %
                                                   ------       -
Commercial, financial
   and agricultural.............................. $1,468,228   28.2%
Real estate construction and development.........    983,346   18.9
Real estate mortgage:
   One-to-four-family
     residential loans...........................    703,902   13.5
   Multi-family
     residential loans...........................    131,845    2.6
   Commercial real estate loans..................  1,682,627   32.3
Lease financing..................................    141,834    2.7
Consumer and installment,
   net of unearned discount......................     90,980    1.8
                                                  ----------  -----
      Total loans, excluding
        loans held for sale......................  5,202,762  100.0%
                                                              =====
Loans held for sale..............................    261,258
                                                  ----------
      Total loans................................ $5,464,020
                                                  ==========

                                                                           December 31,
                                   ----------------------------------------------------------------------------------------------
                                         2001                2000                1999              1998               1997
                                   ---------------      ----------------    ---------------    --------------    ----------------
                                   Amount        %       Amount      %       Amount      %     Amount     %      Amount       %
                                   ------        -       ------      -       ------      -     ------     -       ------      -
                                                             (dollars expressed in thousands)

Commercial, financial
   and agricultural...........    $1,532,875  29.5%   $1,372,196   29.3%   $1,086,919  27.4%  $  920,007  26.7%   $  621,618  21.1%
Real estate construction
   and development............       954,913  18.4       809,682   17.3       795,081  20.1      720,910  20.9       413,107  14.0
Real estate mortgage:
   One-to-four-family
     residential loans........       798,089  15.3       726,474   15.5       720,630  18.2      739,442  21.5       915,205  31.1
   Multi-family
     residential loans........       148,684   2.9        80,220    1.7        73,864   1.9       63,679   1.8        61,531   2.1
   Commercial real
     estate loans.............     1,499,074  28.8     1,396,163   29.8     1,057,075  26.7      726,056  21.1       652,379  22.2
Lease financing...............       148,971   2.8       124,088    2.7            --    --           --    --            --    --
Consumer and installment,
   net of unearned discount...       122,057   2.3       174,337    3.7       225,343   5.7      274,392   8.0       279,279   9.5
                                  ---------- -----    ----------  -----    ---------- -----   ---------- -----    ---------- -----
      Total loans, excluding
        loans held for sale...     5,204,663 100.0%    4,683,160  100.0%    3,958,912 100.0%   3,444,486 100.0%    2,943,119 100.0%
                                             =====                =====               =====              =====               =====
Loans held for sale...........       204,206              69,105               37,412            135,619              59,081
                                  ----------          ----------           ----------         ----------          ----------
      Total loans.............    $5,408,869          $4,752,265           $3,996,324         $3,580,105          $3,002,200
                                  ==========          ==========           ===========        ==========          ==========

     Loans at December 31, 2001 mature as follows:
                                                                             Over One Year
                                                                             Through Five
                                                                                 Years          Over Five Years
                                                                                 -----          ---------------
                                                              One Year     Fixed    Floating    Fixed  Floating
                                                              or Less      Rate       Rate      Rate     Rate      Total
                                                              -------      ----       ----      ----     ----      -----
                                                                          (dollars expressed in thousands)

Commercial, financial and agricultural (1)................  $ 1,432,117   207,884     22,956   17,382    1,507  1,681,846
Real estate construction and development..................      907,907    43,162      2,345    1,499       --    954,913
Real estate mortgage......................................    1,410,772   623,413    243,841  162,081    5,740  2,445,847
Consumer and installment, net of unearned discount........       32,198    66,099        771   22,989       --    122,057
Loans held for sale.......................................      204,206        --         --       --       --    204,206
                                                            -----------  --------   --------  -------  -------  ---------
      Total loans.........................................  $ 3,987,200   940,558    269,913  203,951    7,247  5,408,869
                                                            ===========  ========   ========  =======  =======  =========
---------------
(1) Commercial, financial and agricultural includes lease financing.



         Nonperforming assets include nonaccrual loans, restructured loans and other real estate. The following table presents the categories of nonperforming assets and certain ratios as of the dates indicated:

                                                     September 30,                            December 31,
                                                ----------------------     -------------------------------------------------
                                                  2002         2001          2001       2000       1999      1998      1997
                                                  ----         ----          ----       ----       ----      ----      ----
                                                                          (dollars expressed in thousands)

   Commercial, financial and agricultural:
       Nonaccrual............................  $   31,881     16,458       17,141     21,424     18,397     15,385      4,017
       Restructured terms....................          --         --           --         22         29         --         --
   Real estate construction and development:
       Nonaccrual............................      25,645        465        3,270     11,068      1,886      3,858      4,097
   Real estate mortgage:
     One-to-four-family real estate loans:
       Nonaccrual............................      21,383      7,361       20,780      5,645      7,703      9,929      8,613
       Restructured terms....................          15         21           20         28         18         50         29
     Multi-family real estate loans:
       Nonaccrual............................         772        483          476        593        722      2,706         --
       Restructured terms....................          --        896           --        908        923      1,562      1,587
     Commercial real estate loans:
       Nonaccrual............................      10,788      8,065       20,642     10,286      7,989      6,223      1,789
       Restructured terms....................       1,941      2,001        1,993      2,016      2,038      3,609      3,840
   Lease financing:
       Nonaccrual............................       5,532      8,944        2,185      1,013         --         --         --
   Consumer and installment:
       Nonaccrual............................       1,276        396          794        155         32        216         94
       Restructured terms....................          --          7            7          8         --         --         --
                                               ----------  ---------    ---------  ---------  ---------  ---------  ---------
              Total nonperforming loans......      99,233     45,097       67,308     53,166     39,737     43,538     24,066
   Other real estate.........................       3,125      3,707        4,316      2,487      2,129      3,709      7,324
                                               ----------  ---------    ---------  ---------  ---------  ---------  ---------
              Total nonperforming  assets....  $  102,358     48,804       71,624     55,653     41,866     47,247     31,390
                                               ==========  =========    =========  =========  =========  =========  =========

   Loans, net of unearned discount...........  $5,464,020  4,774,300    5,408,869  4,752,265  3,996,324  3,580,105  3,002,200
                                               ==========  =========    =========  =========  =========  =========  =========

   Loans past due 90 days or more
       and still accruing....................  $    7,778      8,514       15,156      3,009      5,844      4,674      2,725
                                               ==========  =========    =========  =========  =========  =========  =========

    Ratio of:
       Allowance for loan losses to loans....        2.01%      1.69%        1.80%      1.72%      1.72%      1.70%      1.68%
       Nonperforming loans to loans..........        1.82       0.94         1.24       1.12       0.99       1.22       0.80
       Allowance for loan losses to
          nonperforming loans................      110.72     179.05       144.36     153.47     172.66     140.04     209.88
       Nonperforming assets to loans and
          other real estate..................        1.87       1.02         1.32       1.17       1.05       1.32       1.04
                                               ==========  =========    =========  =========  =========  =========  =========

         Nonperforming loans, consisting of loans on nonaccrual status and certain restructured loans, were $99.2 million at September 30, 2002 and $67.3 million at December 31, 2001, in comparison to $53.2 million and $39.7 million at December 31, 2000 and 1999, respectively. As further discussed under "--Lending Activities," the increase in nonperforming loans in 2002 is primarily attributable to the economic slow down previously discussed, additional problems identified in acquired loan portfolios, continuing deterioration in the portfolio of leases to the airline industry and the addition of a $16.1 million borrowing relationship to nonaccrual real estate construction and development loans during the second quarter of 2002. The relationship relates to a residential and recreational development project that had significant financial difficulties and experienced inadequate project financing, project delays and weak project management. This relationship had previously been on nonaccrual status and was removed from nonaccrual status during the third quarter of 2001 due to financing being recast with a new borrower, who appeared able to meet ongoing developmental expectations. Subsequent to that time, the new borrower encountered internal management problems, which negatively impacted and further delayed development of the project. Loan charge-offs also increased significantly to $39.0 million for the nine months ended September 30, 2002, from $22.0 million for the comparable period in 2001. Included in this were charge-offs aggregating $15.0 million on five large credit relationships, representing nearly 40% of loan charge-offs in 2002. We anticipate this trend of higher nonperforming and delinquent loans will continue in the near future. The increase in nonperforming loans for 2001 reflects cyclical trends experienced within the banking industry as a result of economic slowdown, as well as the asset quality of acquired institutions. Our Union acquisition, completed in December 2001, resulted in the addition of approximately $8.9 million of nonperforming loans and $3.6 million of loans past due 90 days or more. The increase in nonperforming loans in 2000 reflected a small number of credit relationships that were placed on nonaccrual during the year and the overall growth of the loan portfolio.

         As of September 30, 2002, December 31, 2001 and 2000, $96.4 million, $123.2 million and $50.2 million, respectively, of loans not included in the table above were identified by management as having potential credit problems (problem loans). The significant increase in problem loans for the year ended December 31, 2001 is primarily due to problem loans included in the acquisitions of Millenium Bank and Union, completed in December 2000 and 2001, respectively, continuing deterioration of leases to the airline industry, portfolio growth (both internal and external) and the gradual slow down and uncertainties that have recently occurred in the economy surrounding the markets in which we operate. As previously discussed under "--Lending Activities," certain acquired loan portfolios exhibited varying degrees of distress prior to their acquisition. While these problems had been identified and considered in our acquisition pricing, the acquisitions led to an increase in nonperforming assets and problem loans. As of December 31, 1999, 1998 and 1997, problem loans totaled $36.3 million, $21.3 million and $27.9 million, respectively.


         Our credit management policies and procedures focus on identifying, measuring and controlling credit exposure. These procedures employ a lender-initiated system of rating credits, which is ratified in the loan approval process and subsequently tested in internal loan reviews, external audits and regulatory bank examinations. The system requires rating all loans at the time they are originated, except for homogeneous categories of loans, such as residential real estate mortgage loans and credit card loans. These homogeneous loans are assigned an initial rating based on our experience with each type of loan. We adjust these ratings based on payment experience subsequent to their origination.

         We include adversely rated credits, including loans requiring close monitoring which would not normally be considered criticized credits by regulators, on a monthly loan watch list. Loans may be added to our watch list for reasons that are temporary and correctable, such as the absence of current financial statements of the borrower or a deficiency in loan documentation. Other loans are added whenever any adverse circumstance is detected which might affect the borrower's ability to meet the terms of the loan. The delinquency of a scheduled loan payment, deterioration in the borrower's financial condition identified in a review of periodic financial statements, a decrease in the value of the collateral securing the loan, or a change in the economic environment within which the borrower operates could initiate the addition of a loan to the list. Loans on the watch list require periodic detailed loan status reports prepared by the responsible officer, which are discussed in formal meetings with loan review and credit administration staff members. Downgrades of loan risk ratings may be initiated by the responsible loan officer at any time. However, upgrades of risk ratings may only be made with the concurrence of selected loan review and credit administration staff members generally at the time of the formal watch list review meetings.

         Each month, the credit administration department provides management with detailed lists of loans on the watch list and summaries of the entire loan portfolio of each subsidiary bank by risk rating. These are coupled with analyses of changes in the risk profiles of the portfolios, changes in past-due and nonperforming loans and changes in watch list and classified loans over time. In this manner, we continually monitor the overall increases or decreases in the levels of risk in the portfolios. Factors are applied to the loan portfolios for each category of loan risk to determine acceptable levels of allowance for loan losses. We derive these factors from the actual loss experience of our subsidiary banks and from published national surveys of norms in the industry. The calculated allowances required for the portfolios are then compared to the actual allowance balances to determine the provisions necessary to maintain the allowances at appropriate levels. In addition, management exercises a certain degree of judgment in its analysis of the overall adequacy of the allowance for losses. In its analysis, management considers the change in the portfolio, including growth, composition and the ratio of net loans to total assets, and the economic conditions of the regions in which we operate. Based on this quantitative and qualitative analysis, provisions are made to the allowance for loan losses. Such provisions are reflected in our consolidated statements of income.

         The allocation of the allowance for loan losses by loan category is a result of the application of our risk rating system. As such, the same procedures we employ to determine the overall risk in our loan portfolio and our requirements for the allowance for loan losses determines the distribution of the allowance by loan category. Consequently, the distribution of the allowance will change from period to period due to:

          o    Changes in the aggregate loan balances by loan category;

          o Changes in the identified risk in each loan in the portfolio over time, excluding those homogeneous categories of loans such as consumer and installment loans and residential real estate loans for which risk ratings are changed based on payment performance; and

          o    Changes in loan concentrations by borrower.

         Since the methods of calculating the allowance requirements have not changed over time, the reallocations among different categories of loans that appear between periods are the result of the redistribution of the individual loans that comprise the aggregate portfolio due to the factors listed above. However, the perception of risk with respect to particular loans within the portfolio will change over time as a result of the characteristics and performance of those loans, as well as the overall economic trends and market trends, including our actual and expected trends in nonperforming loans. Consequently, while there are no specific allocations of the allowance resulting from economic or market conditions or actual or expected trends in nonperforming loans, these factors are considered in the initial assignment of risk ratings to loans and in subsequent changes to those risk ratings.


         The following table is a summary of loan loss experience for the nine months ended September 30, 2002 and 2001, and for the five years ended December 31, 2001:
                                                As of or For the Nine
                                               Months Ended September 30,      As of or For the Years Ended December 31,
                                               --------------------------  -------------------------------------------------
                                                 2002         2001           2001      2000      1999      1998     1997
                                                 ----         ----           ----      ----      ----      ----     ----
                                                                       (dollars expressed in thousands)

Allowance for loan losses,
    beginning of period..................... $   97,164      81,592        81,592     68,611     60,970    50,509    46,781
Acquired allowances for loan losses.........      1,366          --        14,046      6,062      3,008     3,200        30
                                             ----------   ---------     ---------  ---------  --------- --------- ---------
                                                 98,530      81,592        95,638     74,673     63,978    53,709    46,811
                                             ----------   ---------     ---------  ---------  --------- --------- ---------
Loans charged-off:
    Commercial, financial
      and agricultural......................    (29,876)    (17,019)      (21,085)    (9,690)   (10,855)   (3,908)   (2,308)
    Real estate construction
      and development.......................     (1,302)        (65)         (108)    (2,229)      (577)     (185)   (2,242)
    Real estate mortgage:
      One-to-four-family residential loans..       (859)       (531)         (802)      (452)    (1,010)   (1,786)   (1,103)
      Multi-family residential loans........       (109)         (4)           (4)        --        (19)      (78)     (924)
      Commercial real estate................     (2,766)       (460)       (1,012)    (1,761)    (1,532)     (525)   (4,223)
    Lease financing.................. ......     (2,834)     (2,703)       (6,749)       (78)        --        --        --
    Consumer and installment................     (1,301)     (1,174)       (1,693)    (2,840)    (3,728)   (3,701)   (6,032)
                                             ----------   ---------     ---------  ---------  --------- --------- ---------
          Total.............................    (39,047)    (21,956)      (31,453)   (17,050)   (17,721)  (10,183)  (16,832)
                                             ----------   ---------     ---------  ---------  --------- --------- ---------
Recoveries of loans previously
  charged-off:
    Commercial, financial and agricultural..      5,443       3,120         4,015      5,556      3,602     3,417     2,091
    Real estate construction
      and development.......................        628       1,219         1,171        319        849       342       269
    Real estate mortgage:
      One-to-four-family residential loans..        571         651           755        536        407       564       387
      Multi-family residential loans........        792          15            15         93        286        45       169
      Commercial real estate................      2,696         570         1,332      1,308      1,664     1,420     3,165
    Lease financing.................. ......        298         336           435         65         --        --        --
    Consumer and installment................      1,264       1,291         1,746      1,965      2,473     2,656     3,149
                                             ----------   ---------     ---------  ---------  --------- --------- ---------
          Total.............................     11,692       7,202         9,469      9,842      9,281     8,444     9,230
                                             ----------   ---------      --------  ---------  --------- --------- ---------
          Net loans charged-off.............    (27,355)    (14,754)      (21,984)    (7,208)    (8,440)   (1,739)   (7,602)
                                             ----------   ---------     ---------  ---------- --------- --------- --------
Provision for loan losses...................     38,700      13,910        23,510     14,127     13,073     9,000    11,300
                                             ----------   ---------     ---------  ---------  --------- --------- ---------
Allowance for loan losses, end of period.... $  109,875      80,748        97,164     81,592     68,611    60,970    50,509
                                             ==========   =========     =========  =========  ========= ========= =========
Loans outstanding, net of
    unearned discount:
    Average................................. $5,415,946   4,836,210     4,884,299  4,290,958  3,812,508 3,250,719 2,846,157
    End of period...........................  5,464,020   4,774,300     5,408,869  4,752,265  3,996,324 3,580,105 3,002,200
    End of period, excluding
      loans held for sale...................  5,202,762   4,640,063     5,204,663  4,683,160  3,958,912 3,444,486 2,943,119
                                             ==========   =========     =========  =========  ========= ========= =========
Ratio of allowance for loan losses
    to loans outstanding:
    Average.................................       2.03%       1.67%         1.99%      1.90%      1.80%     1.88%     1.77%
    End of period...........................       2.01        1.69          1.80       1.72       1.72      1.70      1.68
    End of period, excluding loans
     held for sale..........................       2.11        1.74          1.87       1.74       1.73      1.77      1.72
Ratio of net charge-offs to average loans
    outstanding (1).........................       0.68        0.41          0.45       0.17       0.22      0.05      0.27
Ratio of current period recoveries to
    preceding period's total charge-offs (1)      49.70       56.48         55.54      55.54      91.14     50.17     31.81
                                             ==========   =========     =========  ========== ========= ========= =========
--------------------
(1) Ratios for the nine-month periods are annualized.

         The following table is a summary of the allocation of the allowance for loan losses for the five years ended
December 31, 2001:

                                              2001             2000                1999            1998               1997
                                         ---------------  ----------------   ---------------- ----------------  -----------------
                                                 Percent           Percent            Percent          Percent            Percent
                                                   of                of                 of               of                 of
                                                Category          Category           Category         Category           Category
                                                   to                to                 to               to                 to
                                                  Total             Total              Total            Total              Total
                                          Amount  Loans    Amount   Loans     Amount   Loans   Amount   Loans    Amount    Loans
                                          ------  -----    ------   -----     ------   -----   ------   -----    ------    -----

                                                                      (dollars expressed in thousands)

Commercial, financial
   and agricultural.................     $40,161  28.34%  $32,130   28.87%   $24,898   27.20%  $19,239  25.70%   $14,879   20.71%
Real estate construction
   and development..................      21,598  17.65    14,667   17.04     13,264   19.90    15,073  20.14      7,148   13.76
Real estate mortgage:
   One-to-four family
     residential loans..............       5,349  14.76     4,334   15.29      3,449   18.03     5,037  20.65      6,055   30.48
   Multi-family residential loans...          81   2.75        12    1.69          3    1.85         5   1.78         45    2.05
   Commercial real estate loans.....      25,167  27.71    20,345   29.38     17,138   26.45    13,193  20.28     11,972   21.73
Lease financing.....................       3,062   2.75     1,114    2.61         --      --        --     --         --      --
Consumer and installment............         937   2.26     2,028    3.67      4,390    5.64     5,180   7.66      5,089    9.30
Loans held for sale.................         809   3.78       222    1.45        160    0.93       539   3.79        245    1.97
Unallocated (1).....................          --     --     6,740      --      5,309      --     2,704     --      5,076     --
                                      ---------- ------   -------  ------    -------  ------   ------- ------    -------  ------
     Total..........................     $97,164 100.00%  $81,592  100.00%   $68,611  100.00%  $60,970 100.00%   $50,509  100.00%
                                      ========== ======   =======  ======    =======  ======   ======= ======    =======  ======
----------------------
(1) During 2001, we reviewed our practice of maintaining unallocated reserves in light of continuing refinement in our loss estimation processes. We concluded the use of unallocated reserves would be discontinued.  Consequently, reserves were aligned with their respective portfolios.



Deposits

         Deposits are the primary source of funds for our subsidiary banks. Our deposits consist principally of core deposits from each bank's local market areas, including individual and corporate customers.

         The following table sets forth the distribution of our average deposit accounts at the dates indicated and the weighted average interest rates on each category of deposits:

                                  Nine Months Ended                           Year Ended December 31,
                                                            ------------------------------------------------------------------------
                                 September 30, 2002                2001                     2000                   1999
                               -----------------------      ---------------------     --------------------  ------------------------
                                        Percent                    Percent                     Percent              Percent
                                          of                          of                         of                     of
                               Amount  deposits  Rate        Amount deposits Rate     Amount  deposits Rate   Amount  deposits Rate
                               ------  --------  ----       ------- -------- ----     ------ --------- ----   ------  -------- ----
                                                           (dollars expressed in thousands)

Noninterest-bearing demand.. $  916,822   15.54%    --%   $  754,763  14.83%   --% $  634,886   14.18%  --%  $  552,029  13.59%  --%
Interest-bearing demand.....    721,982   12.24   1.06       507,011   9.97  1.38     421,986    9.43 1.40      391,892   9.65 1.30
Savings.....................  1,947,271   33.01   1.87     1,548,441  30.43  3.25   1,279,378   28.59 4.04    1,220,425  30.03 3.61
Time deposits ..............  2,312,586   39.21   3.85     2,278,263  44.77  5.49   2,139,305   47.80 5.62    1,899,218  46.73 5.35
                             ---------   ------  =====    ---------- ------ =====  ----------  ------ ====   ---------- ------ ====
    Total average deposits.. $5,898,661  100.00%          $5,088,478 100.00%       $4,475,555  100.00%       $4,063,564 100.00%
                             ==========  ======           ========== ======        ==========  ======        ========== ======

Capital and Dividends

         Historically, we have accumulated capital to support our acquisitions by retaining most of our earnings. We pay relatively small dividends on our Class A convertible, adjustable rate preferred stock and our Class B adjustable rate preferred stock, totaling $524,000 for the nine months ended September 30, 2002, and $786,000 for the years ended December 31, 2001, 2000 and 1999. We have never paid, and have no present intention to pay, dividends on our common stock.

         Management believes as of September 30, 2002, December 31, 2001 and 2000, our subsidiary banks and we were "well capitalized" as defined by the Federal Deposit Insurance Corporation Improvement Act of 1991.

         In December 1996, we formed our initial financing subsidiary, First Preferred Capital Trust, for the purpose of issuing $86.25 million of trust preferred securities, and in October 2000, we formed our second financing subsidiary, First Preferred Capital Trust II, for the purpose of issuing $57.5 million of trust preferred securities. In October 2001, we formed our third financing subsidiary, First Preferred Capital Trust III, for the purpose of issuing $55.2 million of trust preferred securities, and on April 10, 2002, we formed First Bank Capital Trust and issued $25.0 million of trust preferred securities in a private placement offering. In June 1998, FBA formed its financing subsidiary, First America Capital Trust, for the purpose of issuing $46.0 million of trust preferred securities. For regulatory reporting purposes, these preferred securities are eligible for inclusion, subject to certain limitations, in our Tier 1 capital. Because of these limitations, as of September 30, 2002, $115.3 million of these preferred securities were not includable in Tier 1 capital, although this entire amount was included in total risk-based capital.

Liquidity

         Our liquidity and the liquidity of our subsidiary banks is the ability to maintain a cash flow that is adequate to fund operations, service debt obligations and meet obligations and other commitments on a timely basis. Our subsidiary banks receive funds for liquidity from customer deposits, loan payments, maturities of loans and investments, sales of investments and earnings. In addition, we may avail ourselves of other sources of funds by issuing certificates of deposit in denominations of $100,000 or more, borrowing federal funds, selling securities under agreements to repurchase and utilizing borrowings from the Federal Home Loan Banks and other borrowings, including our revolving credit line. The aggregate funds acquired from these sources were $710.2 million, $754.8 million and $723.5 million at September 30, 2002, December 31, 2001 and 2000, respectively.

         The following table presents the maturity structure of these other sources of funds, which consists of certificates of deposit of $100,000 or more, short-term borrowings and our revolving note payable, at September 30, 2002:

                                                                             September 30, 2002
                                                              ----------------------------------------------
                                                              Certificates of Deposit      Other
                                                                of $100,000 or More      Borrowings    Total
                                                              -----------------------    ----------    -----
                                                                  (dollars expressed in thousands)

                Three months or less........................         $ 145,045            200,054      345,099
                Over three months through six months........           100,119                 --      100,119
                Over six months through twelve months.......           129,532              2,000      131,532
                Over twelve months..........................           121,422             12,000      133,422
                                                                     ---------            -------      -------
                     Total..................................         $ 496,118            214,054      710,172
                                                                     =========            =======      =======


         In addition to these sources of funds, our subsidiary banks have established borrowing relationships with the Federal Reserve Banks in their respective districts. These borrowing relationships, which are secured by commercial loans, provide an additional liquidity facility that may be utilized for contingency purposes. At September 30, 2002 and December 31, 2001, the borrowing capacity of our subsidiary banks under these agreements was approximately $1.19 billion and $1.21 billion, respectively. In addition, our subsidiary banks' borrowing capacity through their relationships with the Federal Home Loan Banks was approximately $387.3 million and $234.6 million at September 30, 2002 and December 31, 2001, respectively. Exclusive of the Federal Home Loan Bank advances outstanding at First Bank of $10.0 million and $20.1 million at September 30, 2002 and December 31, 2001, respectively, our subsidiaries had no amounts outstanding under either of these agreements at September 30, 2002 and December 31, 2001. Under a separate Federal Home Loan Bank agreement, First Bank & Trust had advances outstanding of $10.0 million and $10.5 million at September 30, 2002 and December 31, 2001, respectively.

         Management believes the available liquidity and operating results of our subsidiary banks will be sufficient to provide funds for growth and to permit the distribution of dividends to us sufficient to meet our operating and debt service requirements, both on a short-term and long-term basis, and to pay the dividends on the trust preferred securities issued by our financing subsidiaries, First Preferred Capital Trust I, First Preferred Capital Trust II, First Preferred Capital Trust III and First Bank Capital Trust, and First America Capital Trust.

Critical Accounting Policies

         Our financial condition and results of operations presented in the consolidated financial statements, accompanying notes to the consolidated financial statements, selected consolidated and other financial data appearing elsewhere within this prospectus, and management's discussion and analysis of financial condition and results of operations are, to large degree, dependent upon our accounting policies. The selection and application of our accounting policies involve judgments, estimates and uncertainties that are susceptible to change.

         We have identified the following accounting policies that we believe are the most critical to the understanding of our financial condition and results of operations. These critical accounting policies require management's most difficult, subjective and complex judgments about matters that are inherently uncertain. In the event that different assumptions or conditions were to prevail, and depending upon the severity of such changes, the possibility of a materially different financial condition and/or results of operations could be a reasonable likelihood. The impact and any associated risks related to our critical accounting policies on our business operations is discussed throughout "--Management's Discussion and Analysis of Financial Condition and Results of Operations," where such policies affect our reported and expected financial results.

         Loans and Allowance for Loan Losses. We maintain an allowance for loan losses at a level we consider adequate to provide for probable losses in our loan portfolio. The determination of our allowance for loan losses requires management to make significant judgments and estimates based upon a periodic analysis of our loans held for portfolio and held for sale considering, among other factors, current economic conditions, loan portfolio composition, past loan loss experience, independent appraisals, the fair value of underlying loan collateral, our customers' ability to pay and selected key financial ratios. If actual events prove the estimates and assumptions we used in determining our allowance for loan losses were incorrect, we may need to make additional provisions for loan losses.

         Derivative Financial Instruments. We utilize derivative financial instruments to assist in our management of interest rate sensitivity by modifying the repricing, maturity and option characteristics of certain assets and liabilities. The judgments and assumptions that are most critical to the application of this critical accounting policy are those affecting the estimation of fair value and hedge effectiveness. Fair value is based on quoted market prices where available. If quoted market prices are unavailable, fair value is based upon quoted market prices of comparable derivative instruments. Factors that affect hedge effectiveness include the initial selection of the derivative that will be used as a hedge and how well changes in its cash flow or fair value have correlated and are expected to correlate with changes in the cash flow or fair value of the underlying hedged asset or liability. Past correlation is easy to demonstrate, but expected correlation depends upon projections and trends that may not always hold true within acceptable limits. Changes in assumptions and conditions could result in greater than expected inefficiencies that, if large enough, could reduce or eliminate the economic benefits anticipated when the hedges were established and/or invalidate continuation of hedge accounting. Greater inefficiency and/or discontinuation of hedge accounting is likely to result in increased volatility to reported earnings. For cash flow hedges, this would result as more or all of the change in the fair value of the affected derivative would be reported in noninterest income. For fair value hedges, this would result as less or none of the change in the fair value of the derivative would be offset by changes in the fair value of the underlying hedged asset or liability.

         Deferred Tax Assets. We recognize deferred tax assets and liabilities for the estimated future tax effects of temporary differences, net operating loss carryforwards and tax credits. We recognize deferred tax assets subject to management's judgment based upon available evidence that realization is more likely than not. Our deferred tax assets are reduced, if necessary, by a deferred tax asset valuation allowance. In the event that we determine we would not be able to realize all or part of our net deferred tax assets in the future, we would need to adjust the recorded value of our deferred tax assets, which would result in a direct charge to our provision for income taxes in the period in such determination is made.

         Business Combinations. We emphasize acquiring other financial institutions as an important means of achieving our growth objectives. The determination of the fair value of the assets and liabilities acquired in these transactions as well as the returns on investment that may be achieved requires management to make significant judgments and estimates based upon detailed analyses of the existing and future economic value of such assets and liabilities and/or the related income steams, including the resulting intangible assets. If actual events prove the estimates and assumptions we used in determining the fair values of the acquired assets and liabilities or the projected income were incorrect, we may need to make additional adjustments to the recorded values of such assets and liabilities, which could result in increased volatility to reported earnings. In addition, we may need to make additional adjustments to the recorded value of our intangible assets, which directly impact our regulatory capital levels.

Effects of New Accounting Standards

         In July 2001, the Financial Accounting Standards Board, or FASB, issued SFAS No. 142 -- Goodwill and Other Intangible Assets. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144 -- Accounting for the Impairment or Disposal of Long-Lived Assets, as discussed below. The amortization of goodwill ceased upon adoption of SFAS No. 142, which for calendar year-end companies was January 1, 2002.

         On January 1, 2002, First Banks adopted SFAS No. 142. At the date of adoption, First Banks had unamortized goodwill of $115.9 million and core deposit intangibles of $9.6 million, which were subject to the transition provisions of SFAS No. 142. Under SFAS No. 142, First Banks continues to amortize, on a straight-line basis, its core deposit intangibles and goodwill associated with purchases of branch offices. Goodwill associated with the purchase of subsidiaries will no longer be amortized, but instead, will be tested annually for impairment following First Banks' existing methods of measuring and recording impairment losses.

         First Banks completed the transitional goodwill impairment test required under SFAS No. 142, to determine the potential impact, if any, on the consolidated financial statements. The results of the transitional goodwill impairment testing did not identify any goodwill impairment losses.


         Intangible assets associated with the purchase of subsidiaries, net of amortization, were comprised of the following at September 30, 2002 and December
31, 2001:

                                                     September 30, 2002              December 31, 2001
                                                ----------------------------   ---------------------------
                                                   Gross                          Gross
                                                 Carrying       Accumulated     Carrying      Accumulated
                                                  Amount       Amortization      Amount      Amortization
                                                  ------       ------------      ------      ------------
                                                             (dollars expressed in thousands)

     Amortized intangible assets:
         Core deposit intangibles..............  $  13,871         (1,372)         9,580               --
         Goodwill associated with
           purchases of branch offices.........      2,210           (684)         2,210             (576)
                                                 ---------        -------        -------          -------
              Total............................  $  16,081         (2,056)        11,790             (576)
                                                 =========        =======        =======          =======

     Unamortized intangible assets:
         Goodwill associated with the
           purchase of subsidiaries............  $ 126,234                       114,226
                                                 =========                       =======

         Amortization of intangibles associated with the purchase of subsidiaries and branch offices was $1.5 million for the nine months ended September 30, 2002 and $5.6 million for the comparable period in 2001. Amortization of intangibles associated with the purchase of subsidiaries, including amortization of core deposit intangibles and branch purchases, has been estimated through 2007 in the following table, and does not take into consideration any potential future acquisitions or branch purchases.

                                                      (dollars expressed
                                                         in thousands)

       Year ending December 31:
           2002 (1).....................................  $   2,012
           2003.........................................      2,129
           2004.........................................      2,129
           2005.........................................      2,129
           2006.........................................      2,129
           2007.........................................      2,129
                                                          ---------
              Total.....................................  $  12,657
                                                          =========

           --------------
           (1) Includes $1.5 million of amortization for the nine months ended September 30, 2002.

         Changes in the carrying amount of goodwill for the nine months ended September 30, 2002 were as follows:

                                                         Nine Months Ended September 30, 2002
                                                       ---------------------------------------
                                                       First Bank First Bank & Trust     Total
                                                       ---------- ------------------     -----
                                                         (dollars expressed in thousands)

     Balance, beginning of period....................   $ 19,165        96,695         115,860
     Goodwill acquired during period.................     12,577            --          12,577
     Acquisition-related adjustments.................       (569)           --            (569)
     Amortization - purchases of branch offices......         --          (108)           (108)
                                                        --------        ------        --------
     Balance, end of period..........................   $ 31,173        96,587         127,760
                                                        ========        ======        ========


         The following is a reconciliation of reported net income to net income adjusted to reflect the adoption of SFAS No. 142, as if it had been implemented on January 1, 2001:

                                                                            Nine Months Ended
                                                                              September 30,
                                                                     ------------------------------
                                                                         2002             2001
                                                                         ----             ----
                                                                    (dollars expressed in thousands)
       Net income:
         Reported net income......................................     $  30,362          34,632
         Add back - goodwill amortization.........................            --           5,438
                                                                        --------        --------
           Adjusted net income....................................     $  30,362          40,070
                                                                       =========        ========

       Basic earnings per share:
         Reported net income......................................     $1,261.05        1,441.51
         Add back - goodwill amortization.........................            --          229.86
                                                                       ---------        --------
           Adjusted net income....................................     $1,261.05        1,671.37
                                                                       =========        ========

       Diluted earnings per share:
         Reported net income......................................     $1,246.05        1,409.98
         Add back - goodwill amortization.........................            --          221.50
                                                                       ---------        --------
           Adjusted net income....................................     $1,246.05        1,631.48
                                                                       =========        ========

         In August 2001, the FASB issued SFAS No. 144 -- Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 supersedes SFAS No. 121 -- Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets and requires that one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired. SFAS No. 144 broadens the presentation of discontinued operations to include more disposal transactions. Therefore, the accounting for similar events and circumstances will be the same. The provisions of SFAS No. 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years, with early application encouraged. The provisions of SFAS No. 144 generally are to be applied prospectively. On January 1, 2002, First Banks implemented SFAS No. 144, which did not have a material effect on the consolidated financial statements.

         On October 1, 2002, the FASB issued SFAS No. 147 -- Acquisitions of Certain Financial Institutions, an amendment of SFAS No. 72 -- Accounting for Certain Acquisitions of Banking or Thrift Institutions and SFAS No. 144 -- Accounting for the Impairment or Disposal of Long-Lived Assets and FASB Interpretation No. 9 -- Applying APB Opinions No. 16 and 17 When a Savings and Loan Association or a Similar Institution Is Acquired in a Business Combination Accounted for by the Purchase Method. SFAS No. 147 addresses the financial accounting and reporting for the acquisition of all or part of a financial institution, except for transactions between two or more mutual enterprises. SFAS No. 147 removes acquisitions of financial institutions, other than transactions between two or more mutual enterprises, from the scope of SFAS No.
72. SFAS No. 147 also provides guidance on the accounting for impairment or disposal of acquired long-term customer-relationship intangible assets, including those acquired in transactions between two or more mutual enterprises. The provisions of SFAS No. 147 are effective for acquisitions on or after October 1, 2002. On October 1, 2002, First Banks implemented SFAS No. 147, which did not have a material effect on the consolidated financial statements.

Effects of Inflation

         Inflation affects financial institutions less than other types of companies. Financial institutions make relatively few significant asset acquisitions that are directly affected by changing prices. Instead, the assets and liabilities are primarily monetary in nature. Consequently, interest rates are more significant to the performance of financial institutions than the effect of general inflation levels. While a relationship exists between the inflation rate and interest rates, we believe this is generally manageable through our asset-liability management program.

                                    BUSINESS

Who We Are

         We are a registered bank holding company incorporated in Missouri and headquartered in St. Louis County, Missouri. Through the operation of our subsidiaries, we offer a broad array of financial services to consumer and commercial customers. Since 1994, our organization has grown significantly, primarily as a result of our acquisition strategy, as well as through internal growth. We currently operate banking subsidiaries with branches in California, Illinois, Missouri and Texas. At September 30, 2002, we had total assets of $7.17 billion, loans, net of unearned discount, of $5.46 billion, total deposits of $6.03 billion and total stockholders' equity of $506.2 million.

         Through our subsidiary banks, we offer a broad range of commercial and personal deposit products, including demand, savings, money market and time deposit accounts. In addition, we market combined basic services for various customer groups, including packaged accounts for more affluent customers, and sweep accounts, lock-box deposits and cash management products for commercial customers. We also offer both consumer and commercial loans. Consumer lending includes residential real estate, home equity and installment lending. Commercial lending includes commercial, financial and agricultural loans, real estate construction and development loans, commercial real estate loans, asset-based loans, commercial leasing and trade financing. Other financial services offered include mortgage banking, debit cards, brokerage services, credit-related insurance, internet banking, automated teller machines, telephone banking, safe deposit boxes, escrow and bankruptcy deposit services, stock option services, and trust, private banking and institutional money management services.

         We operate through two subsidiary banks as follows:


                                                         Geographic (Number of) Locations          Total Assets
                           Name                              at September 30, 2002             at September 30, 2002
         -----------------------------------------    -------------------------------------    ---------------------
                                                                                                (dollars expressed
                                                                                                  in thousands)

       First Bank                                       Missouri (43) and Illinois (51)             $4,063,159
       First Banks America, Inc., and its
          subsidiary:
            First Bank & Trust                          California (49) and Texas (8)                3,139,170

         Our subsidiary banks are wholly owned by their respective parent companies and we owned 93.76% of First Banks America, Inc., or FBA, at September 30, 2002. On December 31, 2002, we completed our acquisition of all of FBA's outstanding capital stock that we did not already own for a price of $40.54 per share, or approximately $32.4 million. In conjunction with this transaction, FBA became a wholly owned subsidiary of ours, and was merged with and into First Banks. We anticipate merging our bank subsidiaries, First Bank and First Bank & Trust, on March 31, 2003 to allow certain administrative and operational economies not available while the two banks maintain separate charters.

         Various trusts, which were created by and are administered by and for the benefit of Mr. James F. Dierberg, our Chairman of the Board and Chief Executive Officer, and members of his immediate family, own all of our voting stock. Mr. Dierberg and his family, therefore, control our management, policies and the election of our directors.

         Primary responsibility for managing our subsidiary banking units rests with the officers and directors of each unit, but we centralize overall corporate policies, procedures and administrative functions and provide centralized operational support functions for our subsidiaries. This practice allows us to achieve various operating efficiencies while allowing our subsidiary banking units to focus on customer service.

Acquisitions

         Acquisitions may serve to enhance our presence in a given market, to expand the extent of our market area or to enable us to enter into new or noncontiguous markets. Initially, we made acquisitions solely within Missouri and Illinois. In the early 1990's, however, the pricing of acquisitions in these areas escalated beyond the levels we believed were desirable, causing us to explore acquisitions in other markets. This effort led to the acquisition of BancTEXAS Group, Inc. in 1994, which had offices in Dallas and Houston, Texas, and subsequent acquisitions of financial institutions that had offices located in the San Francisco - Sacramento corridor in Northern California and Orange County in Southern California during the six years ended December 31, 2000. Our emphasis in recent acquisitions has been to enhance our presence in markets we currently serve. In 2001, we completed two acquisitions in Southern California that increased our market share in Los Angeles and Orange Counties, and extended our market into neighboring Riverside County. In addition, in 2001 we completed an acquisition in Swansea, Illinois of a bank holding company that increased our presence in the Illinois areas immediately east and north of St. Louis. In 2002, we completed an acquisition in Des Plaines, Illinois, in the Chicago metropolitan area, and two branch offices in Denton and Garland, Texas, in the Dallas metropolitan area. In addition, we currently have one pending acquisition in Ste. Genevieve, Missouri that will further expand our Midwest franchise south of St. Louis.

         Pending Acquisition

         On September 17, 2002, First Banks and Allegiant Bancorp, Inc., or Allegiant, signed an agreement and plan of exchange that provides for First Banks to acquire Allegiant's wholly owned banking subsidiary, Bank of Ste. Genevieve. Bank of Ste. Genevieve operates two locations in Ste. Genevieve, Missouri, and reported total assets of $111.1 million and total deposits of $91.1 million at September 30, 2002. Under the terms of the agreement, First Banks will acquire Bank of Ste. Genevieve in exchange for approximately 974,150 shares of Allegiant common stock that are currently held by First Banks. The transaction is expected to be completed on March 31, 2003. First Banks will continue to own approximately 232,000 shares of Allegiant common stock subsequent to completion of the transaction.

         Closed Acquisitions and Other Corporate Transactions

         On January 15, 2002, we completed our acquisition of Plains Financial Corporation, or Plains, and its wholly owned banking subsidiary, PlainsBank of Illinois, National Association, Des Plaines, Illinois, in exchange for $36.5 million in cash. Plains operated a total of three banking facilities in Des Plaines, Illinois, and one banking facility in Elk Grove Village, Illinois. At the time of the transaction, Plains had $256.3 million in total assets, $150.4 million in loans, net of unearned discount, $81.0 million in investment securities and $213.4 million in deposits. This transaction was accounted for using the purchase method of accounting. The excess of the cost over the fair value of the net assets acquired was approximately $12.6 million and will not be amortized, but instead will be periodically tested for impairment in accordance with SFAS No. 142. The core deposit intangibles were approximately $2.9 million and are being amortized over seven years utilizing the straight-line method. Plains was merged with and into Union, and PlainsBank of Illinois was merged with and into First Bank.

         On June 22, 2002, First Bank & Trust completed its assumption of the deposits and certain liabilities and the purchase of certain assets of the Garland and Denton, Texas branch offices of Union Planters Bank, National Association, or UP branches. The transaction resulted in the acquisition of $15.3 million in deposits and one branch office in Garland and $49.6 million in deposits and one branch office, and a detached drive-thru facility, in Denton. The core deposit intangibles associated with the branch purchases were $1.4 million and are being amortized over seven years utilizing the straight-line method.

         On December 31, 2002, we completed our acquisition of all of FBA's outstanding capital stock that we did not already own for a price of $40.54 per share, or approximately $32.4 million. At December 31, 2002, there were 798,753 shares, or approximately 6.22% of FBA's outstanding stock, held publicly. We owned the other 93.78%. In conjunction with this transaction, FBA became a wholly owned subsidiary of ours, and was merged with and into First Banks. This transaction was accounted for using the purchase method of accounting. The excess of the cost over the fair value of the net assets acquired was approximately $12.4 million and will not be amortized, but instead will be periodically tested for impairment in accordance with SFAS No. 142.

Market Area

         As of September 30, 2002, our subsidiary banks' 151 banking facilities were located in California, eastern Missouri, Illinois and Texas. Our primary market area is the St. Louis, Missouri metropolitan area. Our second and third largest market areas are southern and northern California and central and southern Illinois, respectively. We also have locations in the Houston, Dallas, Irving, McKinney and Denton, Texas metropolitan areas, rural eastern Missouri and the greater Chicago, Illinois metropolitan area.

Competition and Branch Banking

         Our subsidiary banks engage in highly competitive activities. Those activities and the geographic markets served primarily involve competition with other banks, some of which are affiliated with large regional or national holding companies. Financial institutions compete based upon interest rates offered on deposit accounts, interest rates charged on loans and other credit and service charges, the quality of services rendered, the convenience of banking facilities and, in the case of loans to large commercial borrowers, relative lending limits.

         Our principal competitors include other commercial banks, savings banks, savings and loan associations, mutual funds, finance companies, trust companies, insurance companies, leasing companies, credit unions, mortgage companies, private issuers of debt obligations and suppliers of other investment alternatives, such as securities firms and financial holding companies. Many of our non-bank competitors are not subject to the same degree of regulation as that imposed on bank holding companies, federally insured banks and national or state chartered banks. As a result, such non-bank competitors have advantages over us in providing certain services. We also compete with major multi-bank holding companies, which are significantly larger than us and have greater access to capital and other resources.

         We believe we will continue to face competition in the acquisition of independent banks and savings banks from bank and financial holding companies. We often compete with larger financial institutions that have substantially greater resources available for making acquisitions.

         Subject to regulatory approval, commercial banks operating in California, Illinois, Missouri and Texas are permitted to establish branches throughout their respective states, thereby creating the potential for additional competition in our service areas.

Employees

         As of September 30, 2002, we employed approximately 2,300 employees. None of the employees are subject to a collective bargaining agreement. We consider our relationships with our employees to be good.

Legal Proceedings

         In the ordinary course of business, we and our subsidiaries become involved in legal proceedings. Our management, in consultation with legal counsel, believes that the ultimate resolution of existing proceedings will not have a material adverse effect on our business, financial condition or results of operations.

Supervision and Regulation

         General. Federal and state laws extensively regulate our subsidiary banks and us primarily to protect depositors and customers of our subsidiary banks. To the extent this discussion refers to statutory or regulatory provisions, it is not intended to summarize all such provisions and is qualified in its entirety by reference to the relevant statutory and regulatory provisions. Changes in applicable laws, regulations or regulatory policies may have a material effect on our business and prospects. We are unable to predict the nature or extent of the effects on our business and earnings that new federal and state legislation or regulation may have. The enactment of the legislation described below has significantly affected the banking industry generally and is likely to have ongoing effects on us and our subsidiary banks in the future.

         We are a registered bank holding company under the Bank Holding Company Act of 1956. Consequently, the Board of Governors of the Federal Reserve System, or Federal Reserve, regulates, supervises and examines us. We file annual reports with the Federal Reserve and provide to the Federal Reserve additional information as it may require.

         Since First Bank is an institution chartered by the State of Missouri and a member of the Federal Reserve, both the State of Missouri Division of Finance and the Federal Reserve supervise, regulate and examine First Bank. First Bank & Trust is chartered by the State of California and is subject to supervision, regulation and examination by the California Department of Financial Institutions. Our subsidiary banks are also regulated by the Federal Deposit Insurance Corporation, or FDIC, which provides deposit insurance of up to $100,000 for each insured depositor.

         Bank Holding Company Regulation. Our activities and those of our subsidiary banks have in the past been limited to the business of banking and activities "closely related" or "incidental" to banking. Under the Gramm-Leach-Bliley Act, or GLB Act, which was enacted in November 1999 and is discussed below, bank holding companies now have the opportunity to seek broadened authority, subject to limitations on investment, to engage in activities that are "financial in nature" if all of their subsidiary depository institutions are well capitalized, well managed and have at least a satisfactory rating under the Community Reinvestment Act (discussed briefly below).

         We are also subject to capital requirements applied on a consolidated basis which are substantially similar to those required of our subsidiary banks (briefly summarized below). The Bank Holding Company Act also requires a bank holding company to obtain approval from the Federal Reserve before:

         o acquiring, directly or indirectly, ownership or control of any voting shares of another bank or bank holding company if, after such acquisition, it would own or control more than 5% of such shares (unless it already owns or controls a majority of such shares);

         o acquiring all or substantially all of the assets of another bank or bank holding company; or

         o    merging or consolidating with another bank holding company.

         The Federal Reserve will not approve any acquisition, merger or consolidation that would have a substantially anti-competitive result, unless the anti-competitive effects of the proposed transaction are clearly outweighed by a greater public interest in meeting the convenience and needs of the community to be served. The Federal Reserve also considers capital adequacy and other financial and managerial factors in reviewing acquisitions and mergers.

         Safety and Soundness and Similar Regulations. We are subject to various regulations and regulatory policies directed at the financial soundness of our subsidiary banks. These include, but are not limited to, the Federal Reserve's source of strength policy, which obligates a bank holding company such as us to provide financial and managerial strength to its subsidiary banks; restrictions on the nature and size of certain affiliate transactions between a bank holding company and its subsidiary depository institutions; and restrictions on extensions of credit by our subsidiary banks to executive officers, directors, principal stockholders and the related interests of such persons.

         Regulatory Capital Standards. The federal bank regulatory agencies have adopted substantially similar risk-based and leverage capital guidelines for banking organizations. Risk-based capital ratios are determined by classifying assets and specified off-balance-sheet obligations and financial instruments into weighted categories, with higher levels of capital being required for categories deemed to represent greater risk. Federal Reserve policy also provides that banking organizations generally, and in particular those that are experiencing internal growth or actively making acquisitions, are expected to maintain capital positions that are substantially above the minimum supervisory levels, without significant reliance on intangible assets.

         Under the risk-based capital standard, the minimum consolidated ratio of total capital to risk-adjusted assets required for bank holding companies is 8%. At least one-half of the total capital must be composed of common equity, retained earnings, qualifying noncumulative perpetual preferred stock, a limited amount of qualifying cumulative perpetual preferred stock and minority interests in the equity accounts of consolidated subsidiaries, less certain items such as goodwill and certain other intangible assets, which amount is referred to as "Tier I capital." The remainder may consist of qualifying hybrid capital instruments, perpetual debt, mandatory convertible debt securities, a limited amount of subordinated debt, preferred stock that does not qualify as Tier I capital and a limited amount of loan and lease loss reserves, which amount, together with Tier I capital, is referred to as "Total Risk-Based Capital."

         In addition to the risk-based standard, we are subject to minimum requirements with respect to the ratio of our Tier I capital to our average assets less goodwill and certain other intangible assets, or the Leverage Ratio. Applicable requirements provide for a minimum Leverage Ratio of 3% for bank holding companies that have the highest supervisory rating, while all other bank holding companies must maintain a minimum Leverage Ratio of at least 4% to 5%. The Office of the Comptroller of the Currency, or OCC, and the FDIC have established capital requirements for banks under their respective jurisdictions that are consistent with those imposed by the Federal Reserve on bank holding companies.

         As of September 30, 2002, the most recent notification from our primary regulator categorized our subsidiary banks and us as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, we and our subsidiary banks must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table below.

         The following table sets forth our required and actual capital ratios, as well as those of our subsidiary banks at September 30, 2002 and December 31, 2001:

                                                                   Actual
                                                       -----------------------------                    To be Well
                                                                                        For Capital   Capitalized Under
                                                       September 30,    December 31,     Adequacy     Prompt Corrective
                                                           2002            2001          Purposes     Action Provisions
                                                           ----            ----          --------     -----------------

Total capital (to risk-weighted assets):
     First Banks............................             10.97%           10.53%           8.0%            10.0%
     First Bank.............................             10.49            10.14            8.0             10.0
     First Bank & Trust.....................             10.43            11.27            8.0             10.0
Tier I capital (to risk-weighted assets):
     First Banks............................              7.79             7.57            4.0              6.0
     First Bank.............................              9.23             8.89            4.0              6.0
     First Bank & Trust.....................              9.17            10.02            4.0              6.0
Tier I capital (to average assets):
     First Banks............................              6.86             7.25            3.0              5.0
     First Bank.............................              7.82             8.67            3.0              5.0
     First Bank & Trust.....................              8.59             9.47            3.0              5.0

         Prompt Corrective Action. The FDIC Improvement Act requires the federal bank regulatory agencies to take prompt corrective action in respect to depository institutions that do not meet minimum capital requirements. A depository institution's status under the prompt corrective action provisions depends upon how its capital levels compare to various relevant capital measures and other factors as established by regulation.

         The federal regulatory agencies have adopted regulations establishing relevant capital measures and relevant capital levels. Under the regulations, a bank will be:

         o "well capitalized" if it has a total capital ratio of 10% or greater, a Tier I capital ratio of 6% or greater and a Leverage Ratio of 5% or greater and is not subject to any order or written directive by any such regulatory authority to meet and maintain a specific capital level for any capital measure;

         o "adequately capitalized" if it has a total capital ratio of 8% or greater, a Tier I capital ratio of 4% or greater and a Leverage Ratio of 4% or greater (3% in certain circumstances);

         o "undercapitalized" if it has a total capital ratio of less than 8%, a Tier I capital ratio of less than 4% or a Leverage
              Ratio of less than 4% (3% in certain circumstances);

         o "significantly undercapitalized" if it has a total capital ratio of less than 6%, a Tier I capital ratio of less than 3% or a Leverage Ratio of less than 3%; and

         o "critically undercapitalized" if its tangible equity is equal to or less than 2% of average quarterly tangible assets.

         Under certain circumstances, a depository institution's primary federal regulatory agency may use its authority to lower the institution's capital category. The banking agencies are permitted to establish individualized minimum capital requirements exceeding the general requirements described above. Generally, failing to maintain the status of "well capitalized" or "adequately capitalized" subjects a bank to restrictions and limitations on its business that become progressively more severe as the capital levels decrease.

         A bank is prohibited from making any capital distribution (including payment of a dividend) or paying any management fee to its holding company if the bank would thereafter be "undercapitalized." Limitations exist for "undercapitalized" depository institutions, regarding, among other things, asset growth, acquisitions, branching, new lines of business, acceptance of brokered deposits and borrowings from the Federal Reserve System. These institutions are also required to submit a capital restoration plan that includes a guarantee from the institution's holding company. "Significantly undercapitalized" depository institutions may be subject to a number of requirements and restrictions, including orders to sell sufficient voting stock to become "adequately capitalized," requirements to reduce total assets and cessation of receipt of deposits from correspondent banks. The appointment of a receiver or conservator may be required for "critically undercapitalized" institutions.

         Dividends. Our primary source of funds in the future is the dividends, if any, paid by our subsidiary banks. The ability of our subsidiary banks to pay dividends is limited by federal laws, by regulations promulgated by the bank regulatory agencies and by principles of prudent bank management.

         Customer Protection. Our subsidiary banks are also subject to consumer laws and regulations intended to protect consumers in transactions with depository institutions, as well as other laws or regulations affecting customers of financial institutions generally. These laws and regulations mandate various disclosure requirements and substantively regulate the manner in which financial institutions must deal with their customers. Our subsidiary banks must comply with numerous regulations in this regard and are subject to periodic examinations with respect to their compliance with the requirements.

         Community Reinvestment Act. The Community Reinvestment Act of 1977 requires that, in connection with examinations of financial institutions within their jurisdiction, the federal banking regulators evaluate the record of the financial institutions in meeting the credit needs of their local communities, including low and moderate income neighborhoods, consistent with the safe and sound operation of those banks. These factors are also considered in evaluating mergers, acquisitions and other applications to expand.

         The Gramm-Leach-Bliley Act. The GLB Act, enacted in 1999, amended and repealed portions of the Glass-Steagall Act and other federal laws restricting the ability of bank holding companies, securities firms and insurance companies to affiliate with each other and to enter new lines of business. The GLB Act established a comprehensive framework to permit financial companies to expand their activities, including through such affiliations, and to modify the federal regulatory structure governing some financial services activities. This authority of financial firms to broaden the types of financial services offered to customers and to affiliates with other types of financial services companies may lead to further consolidation in the financial services industry. However, it may lead to additional competition in the markets in which we operate by allowing new entrants into various segments of those markets that are not the traditional competitors in those segments. Furthermore, the authority granted by the GLB Act may encourage the growth of larger competitors.

         The GLB Act also adopted consumer privacy safeguards requiring financial services providers to disclose their policies regarding the privacy of customer information to their customers and, subject to some exceptions, allowing customers to "opt out" of policies permitting such companies to disclose confidential financial information to non-affiliated third parties. Final regulations implementing the new privacy standards became effective in 2001.

         The Sarbanes-Oxley Act. On July 30, 2002, President Bush signed into law the Sarbanes-Oxley Act of 2002. The Sarbanes-Oxley Act imposes a myriad of corporate governance and accounting measures designed to ensure that the shareholders of corporate America are treated fairly and have full and accurate information about the public companies in which they invest. All public companies, including companies that file periodic reports with the SEC such as First Banks, are affected by the Sarbanes-Oxley Act.

         Certain provisions of the Sarbanes-Oxley Act became effective immediately, while other provisions will become effective as the SEC adopts rules to implement those provisions. Some of the principal provisions of the Sarbanes-Oxley Act which may affect us include:

         o the creation of an independent accounting oversight board to oversee the audit of public companies and auditors who perform such audits;

         o auditor independence provisions which restrict non-audit services that independent accountants may provide to their audit clients;

         o    additional corporate governance and responsibility measures which
              (i) require the chief executive officer and chief financial officer to certify financial statements and to forfeit salary and bonuses in certain situations, and (ii) protect whistleblowers and informants;

         o expansion of the audit committee's authority and responsibility by requiring that the audit committee (i) have direct control of the outside auditor, (ii) be able to hire and fire the auditor, and
              (iii) approve all non-audit services;

         o mandatory disclosure by analysts of potential conflicts of interest; and

         o    enhanced penalties for fraud and other violations.

         The Sarbanes-Oxley Act is expected to increase the administrative costs and burden of doing business for public companies; however, we cannot predict the significance of any increase at this time.

         The USA Patriot Act. In October 2001, the Patriot Act was enacted in response to the terrorist attacks in New York, Pennsylvania and Washington, D.C. which occurred on September 11, 2001. The Patriot Act is intended to strengthen the ability of U.S. law enforcement agencies and the intelligence communities to work cohesively to combat terrorism on a variety of fronts. The potential impact of the Patriot Act on financial institutions of all kinds is significant and wide ranging. The Patriot Act contains sweeping anti-money laundering and financial transparency laws and imposes various regulations, including standards for verifying client identification at account opening, and rules to promote cooperation among financial institutions, regulators and law enforcement entities in identifying parties that may be involved in terrorism or money laundering. The Patriot Act is expected to increase the administrative costs and burden of doing business for financial institutions; however, we cannot predict the significance of any increase at this time.

         Reserve Requirements; Federal Reserve System and Federal Home Loan Bank System. The Federal Reserve requires all depository institutions to maintain reserves against their transaction accounts and non-personal time deposits. The balances maintained to meet the reserve requirements imposed by the Federal Reserve may be used to satisfy liquidity requirements. Institutions are authorized to borrow from the Federal Reserve Bank "discount window," but Federal Reserve regulations require institutions to exhaust other reasonable alternative sources of funds, including advances from Federal Home Loan Banks, before borrowing from the Federal Reserve Bank.

         First Bank is a member of the Federal Reserve System. Both First Bank and First Bank & Trust are members of the Federal Home Loan Bank System. As members, they are required to hold investments in regional banks within those systems. Our subsidiary banks were in compliance with these requirements at September 30, 2002, with investments of $9.7 million in stock of the Federal Home Loan Bank of Des Moines held by First Bank, $500,000 in stock of the

Federal Home Loan Bank of Chicago held by First Bank (associated with the acquisition of Union completed on December 31, 2001), $2.4 million in stock of the Federal Home Loan Bank of San Francisco held by First Bank & Trust, and $7.5 million in stock of the Federal Reserve Bank of St. Louis held by First Bank.

         Monetary Policy and Economic Control. The commercial banking business is affected by legislation, regulatory policies and general economic conditions as well as the monetary policies of the Federal Reserve. The instruments of monetary policy available to the Federal Reserve include the following:

         o changes in the discount rate on member bank borrowings and the targeted federal funds rate;

         o    the availability of credit at the "discount window;"

         o    open market operations;

         o the imposition of changes in reserve requirements against deposits of domestic banks;

         o the imposition of changes in reserve requirements against deposits and assets of foreign branches; and

         o the imposition of and changes in reserve requirements against certain borrowings by banks and their affiliates.

         These monetary policies are used in varying combinations to influence overall growth and distributions of bank loans, investments and deposits, and this use may affect interest rates charged on loans or paid on liabilities. The monetary policies of the Federal Reserve have had a significant effect on the operating results of commercial banks and are expected to do so in the future. Such policies are influenced by various factors, including inflation, unemployment, and short-term and long-term changes in the international trade balance and in the fiscal policies of the U.S. Government. We cannot predict the effect that changes in monetary policy or in the discount rate on member bank borrowings will have on our future business and earnings or those of our subsidiary banks.



                                   MANAGEMENT

Board of Directors and Executive Officers

         The members of our Board of Directors and our executive officers are identified in the following table. Each of the directors was elected or appointed to serve a one-year term and until his successor has been duly qualified for office.

                 Name                      Age                                      Position
                 ----                      ---                                      --------

Directors:
James F. Dierberg                           65      Chairman of the Board of Directors and Chief Executive Officer

Allen H. Blake                              60      Director and President, Chief Financial Officer and Secretary

Michael J. Dierberg (1)                     31      Director and General Counsel
Gordon A. Gundaker (2)                      68      Director
David L. Steward (2)                        51      Director
Hal J. Upbin (2)                            63      Director
Douglas H. Yaeger (2)                       53      Director
Donald W. Williams                          55      Director and Senior Executive Vice President and Chief Credit Officer

Executive Officers Not
  Serving as Directors:

Terrance M. McCarthy                        48      Senior Executive Vice President and Chief Operating Officer
Mark T. Turkcan                             46      Executive Vice President -- Mortgage Banking

-----------------------------
(1) Michael J. Dierberg is the son of James F. Dierberg.
(2) Member of the Audit Committee.

         James F. Dierberg has served as our Chairman of the Board of Directors and Chief Executive Officer since 1988. He served as our President from 1979 to 1992 and from 1994 to October 1999. Mr. Dierberg served as the Chairman of the Board of Directors, President and Chief Executive Officer of FBA from 1994 until its merger with First Banks on December 31, 2002 and has been a trustee of our other financing subsidiaries since 1997, 1998, 2000 and 2001, respectively.

         Allen H. Blake has served as our President since October 1999. He served as our Chief Financial Officer from 1984 to 1999 and again since May 2001 and our Secretary since 1988. Mr. Blake has held various executive positions with us since 1984. Mr. Blake served as Executive Vice President of FBA from 1998 until its merger with First Banks, its Chief Operating Officer from 1999 to July 2002, its Chief Financial Officer from 1994 to September 1999 and from June 2001 until its merger with First Banks, and its Secretary from 1994 until its merger with First Banks. Mr. Blake has served as a trustee of our other financing subsidiaries since 1997, 1998, 2000 and 2001, respectively.

         Michael J. Dierberg serves as Director and General Counsel. Mr. Dierberg previously served as Senior Vice President (Northern California Region) of First Bank & Trust since July 2001. Prior to joining First Banks, Mr. Dierberg served as an attorney for the Office of the Comptroller of the Currency in Washington, D.C.

         Gordon A. Gundaker serves as a Director. Mr. Gundaker is President and Chief Executive Officer of Coldwell Banker Gundaker in St. Louis, Missouri. Coldwell Banker Gundaker is a provider of full-service real estate brokerage company and has more than 3,000 independently owned and operated residential and commercial real estate offices globally.

     David L. Steward serves as a Director. Mr. Steward is Chairman of the Board of Directors, President and Chief Executive Officer of World Wide Technology, Inc. and Chairman of the Board of Directors of Telcobuy.com (an affiliate of World Wide Technology, Inc.) in St. Louis, Missouri. World Wide Technology, Inc. is an electronic procurement and logistics company in the information technology industry.

     Hal J. Upbin serves as a Director. Mr. Upbin is Chairman of the Board of Directors, President and Chief Executive Officer of Kellwood Company in St. Louis, Missouri. Kellwood Company manufactures and markets apparel and related soft goods.

     Douglas H. Yaeger serves as a Director. Mr. Yaeger is Chairman of the Board of Directors, President and Chief Executive Officer of The Laclede Group, Inc.
in St. Louis, Missouri. The Laclede Group, Inc. provides natural gas service through its regulated core utility operations.

         Donald W. Williams is our Senior Executive Vice President and Chief Credit Officer, and has served in various executive capacities with us since 1993. Mr. Williams also served as Executive Vice President and Chief Credit Officer of FBA until its merger with First Banks and serves as Chairman of the Board of Directors of First Bank.

         Terrance M. McCarthy has served as our Senior Executive Vice President and Chief Operating Officer since June 2002, and has been employed in various executive capacities with us since 1995. Mr. McCarthy is also President and Chief Executive Officer of First Bank and Chairman of the Board of Directors, President and Chief Executive Officer of First Bank & Trust.

         Mark T. Turkcan serves as our Executive Vice President of Mortgage Banking, and has been employed in various executive capacities with us since 1990. Mr. Turkcan is also a Director and Executive Vice President of First Bank and Chairman of the Board of Directors, President and Chief Executive Officer of First Banc Mortgage, Inc.

                            DESCRIPTION OF THE TRUST

         The trust is a statutory trust formed pursuant to the Delaware Statutory Trust Act under a trust agreement executed by us, as sponsor for the trust, and the trustees, and a certificate of trust filed with the Delaware Secretary of State. The trust agreement will be amended and restated in its entirety in the form filed as an exhibit to the registration statement of which this prospectus is a part, as of the date the preferred securities are initially issued. The trust agreement will be qualified under the Trust Indenture Act of 1939.

         The holders of the preferred securities issued pursuant to the offering described in this prospectus will own all of the issued and outstanding preferred securities of the trust which have certain prior rights over the other securities of the trust. We will not initially own any of the preferred securities. We will acquire common securities in an amount equal to at least 3% of the total capital of the trust and will initially own, directly or indirectly, all of the issued and outstanding common securities. The trust agreement provides that to the fullest extent permitted by law, we may not transfer the common securities except in connection with a merger or consolidation of First Banks into another corporation. The common securities, together with the preferred securities, are called the trust securities.

         The trust exists exclusively for the purposes of:

         o    issuing the preferred securities to the public for cash;

         o issuing its common securities to us in exchange for our capitalization of the trust;

         o investing the proceeds from the sale of the trust securities in an equivalent amount of subordinated debentures; and

         o engaging in other activities that are incidental to those listed above.

         We have formed the trust and determined to issue the preferred securities because we consider issuance of the preferred securities to be an efficient means of raising capital relative to other alternatives. We have reached this conclusion primarily because we are able to treat the preferred securities as regulatory capital for purposes of the current capital adequacy guidelines of the Federal Reserve and we are able to obtain a deduction for federal income tax purposes of interest payments on the subordinated debentures.

         The rights of the holders of the trust securities are as set forth in the trust agreement, the Delaware Statutory Trust Act and the Trust Indenture Act. The trust agreement does not permit the trust to borrow money or make any investment other than in the subordinated debentures. Other than with respect to the trust securities, we have agreed to pay for all debts and obligations and all costs and expenses of the trust, including the fees and expenses of the trustees and any income taxes, duties and other governmental charges, and all costs and expenses related to these charges, to which the trust may become subject, except for United States withholding taxes that are properly withheld.

         The number of trustees of the trust will, pursuant to the Trust Agreement, initially be five. Three of the trustees, or the Administrative Trustees, will be persons who are employees or officers of or who are affiliated with us. These individuals include Allen H. Blake, Terrance M. McCarthy and Lisa
K. Vansickle. The fourth trustee must be an entity that maintains its principal place of business in the State of Delaware. It is the Delaware trustee. Initially, Wilmington Trust Company, a Delaware banking corporation, will act as Delaware trustee. The fifth trustee, called the property trustee, will initially be Fifth Third Bank. The property trustee is the institutional trustee under the trust agreement and acts as the indenture trustee called for under the applicable provisions of the Trust Indenture Act. Also for purposes of compliance with the Trust Indenture Act, Fifth Third Bank will act as guarantee trustee and indenture trustee under the guarantee agreement and the indenture. See "Description of the Subordinated Debentures" and "Description of the Guarantee." We, as holder of all of the common securities, will have the right to appoint or remove any trustee unless an event of default under the indenture has occurred and is continuing, in which case only the holders of the preferred securities may remove the Delaware trustee or the property trustee. The trust has a term of approximately 30 years but may terminate earlier as provided in the trust agreement.

         The property trustee will hold the subordinated debentures for the benefit of the holders of the trust securities and will have the power to exercise all rights, powers and privileges under the indenture as the holder of the subordinated debentures. In addition, the property trustee will maintain exclusive control of a segregated non-interest bearing "payment account" established with Fifth Third Bank to hold all payments made on the subordinated debentures for the benefit of the holders of the trust securities. The property trustee will make payments of distributions and payments on liquidation, redemption and otherwise to the holders of the trust securities out of funds from the payment account. The guarantee trustee will hold the guarantee for the benefit of the holders of the preferred securities. We will pay all fees and expenses related to the trust and the offering of the preferred securities, including the fees and expenses of the trustees.

                     DESCRIPTION OF THE PREFERRED SECURITIES

         The preferred securities will be issued pursuant to the trust agreement. For more information about the trust agreement, see "Description of the Trust" beginning on page 89 of this prospectus. Fifth Third Bank will act as property trustee for the preferred securities under the trust agreement for purposes of complying with the provisions of the Trust Indenture Act. The terms of the preferred securities will include those stated in the trust agreement and those made part of the trust agreement by the Trust Indenture Act.

General

         The trust agreement authorizes the administrative trustees, on behalf of the trust, to issue the trust securities, which are comprised of the preferred securities to be sold to the public and the common securities. We will own all of the common securities issued by the trust. The trust is not permitted to issue any securities other than the trust securities or to incur any other indebtedness.

         The preferred securities will represent preferred undivided beneficial interests in the assets of the trust, and the holders of the preferred securities will be entitled to a preference over the common securities upon an event of default with respect to distributions and amounts payable on redemption or liquidation. The preferred securities will rank equally, and payments on the preferred securities will be made proportionally, with the common securities, except as described under "--Subordination of Common Securities" below.

         The property trustee will hold legal title to the subordinated debentures in trust for the benefit of the holders of the trust securities. We will guarantee the payment of distributions out of money held by the trust, and payments upon redemption of the preferred securities or liquidation of the trust, to the extent described under "Description of the Guarantee." The guarantee does not cover the payment of any distribution or the liquidation amount when the trust does not have sufficient funds available to make these payments.

Distributions

         Source of Distributions. The funds of the trust available for distribution to holders of the preferred securities will be limited to payments made under the subordinated debentures, which the trust will purchase with the proceeds from the sale of the trust securities. Distributions will be paid through the property trustee, which will hold the amounts received from our interest payments on the subordinated debentures in the payment account for the benefit of the holders of the trust securities. If we do not make interest payments on the subordinated debentures, the property trustee will not have funds available to pay distributions on the preferred securities.

         Payment of Distributions. Distributions on the preferred securities will be payable at the annual rate of % of the $25 stated liquidation amount, payable quarterly on March 31, June 30, September 30 and December 31 of each year, to the holders of the preferred securities on the relevant record dates. So long as the preferred securities are represented by a global security, as described below, the record date will be the business day immediately preceding the relevant distribution date. The first distribution date for the preferred securities will be June 30, 2003.

         Distributions will accumulate from the date of issuance, will be cumulative and will be computed on the basis of a 360-day year of twelve 30-day months. If the distribution date is not a business day, then payment of the distributions will be made on the next day that is a business day, without any additional interest or other payment for the delay. When we use the term "business day," we mean any day other than a Saturday, a Sunday, a day on which banking institutions in New York, New York are authorized or required by law, regulation or executive order to remain closed or a day on which the corporate trust office of the property trustee or the indenture trustee is closed for business.

         Extension Period. As long as no event of default under the indenture has occurred and is continuing, we have the right to defer the payment of interest on the subordinated debentures at any time for a period not exceeding 20 consecutive quarters. We refer to this period of deferral as an "extension period." No extension period may extend beyond June 30, 2033 or end on a date other than an interest payment date, which dates are the same as the distribution dates. If we defer the payment of interest, quarterly distributions on the preferred securities will also be deferred during any such extension period. Any deferred distributions under the preferred securities will accumulate additional amounts at the annual rate of % compounded quarterly from the relevant distribution date. The term "distributions" as used in this prospectus includes those accumulated amounts.

         During an extension period, neither we nor any of our subsidiaries may:

         o declare or pay any dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of our capital stock (other than stock dividends, noncash dividends in connection with the implementation of a stockholder rights plan, purchases of common stock in connection with employee benefit plans or in connection with the reclassification of any class of our capital stock into another class of capital stock) or allow any of our subsidiaries to do the same with respect to their capital stock (other than the payment of dividends or distributions to us or to one of our subsidiaries);

         o make any payment of principal, interest or premium on or repay, repurchase or redeem any debt securities that rank equally with (including the subordinated debentures issued to our two other financing subsidiaries), or junior to, the subordinated debentures or allow any of our subsidiaries to do the same;

         o make any guarantee payments with respect to any other guarantee by us of any other debt securities of any of our subsidiaries if the guarantee ranks equally with or junior to the subordinated debentures (other than payments under the guarantee); or

         o redeem, purchase or acquire less than all of the subordinated debentures or any of the preferred securities.

After the termination of any extension period and the payment of all amounts due, we may elect to begin a new extension period, subject to the above requirements.

         We do not currently intend to exercise our right to defer distributions on the preferred securities by deferring the payment of interest on the subordinated debentures.

Redemption or Exchange

         General. Subject to the prior approval of the Federal Reserve, if required, we will have the right to redeem the subordinated debentures:

         o in whole at any time, or in part from time to time, on or after June 30, 2008; or

         o at any time, in whole, within 180 days following the occurrence of a Tax Event, an Investment Company Event or a Capital Treatment Event, which terms we define below.

         o at any time, to the extent of any preferred securities we purchase plus a proportionate amount of the common securities we hold.

         Mandatory Redemption. Upon our repayment or redemption, in whole or in part, of any subordinated debentures, whether on June 30, 2033 or earlier, the property trustee will apply the proceeds to redeem the same amount of the trust securities, upon not less than 30 days' nor more than 60 days' notice, at the redemption price. The redemption price will equal 100% of the aggregate liquidation amount of the trust securities plus accumulated but unpaid distributions to the date of redemption. If less than all of the subordinated debentures are to be repaid or redeemed on a date of redemption, then the proceeds from such repayment or redemption will be allocated to redemption of preferred securities and common securities proportionately.

         Distribution of Subordinated Debentures in Exchange for Preferred Securities. Upon prior approval of the Federal Reserve, if required, we will have the right at any time to dissolve, wind-up or terminate the trust and, after satisfaction of the liabilities of creditors of the trust as provided by applicable law, including, without limitation, amounts due and owing the trustees of the trust, cause the subordinated debentures to be distributed directly to the holders of trust securities in liquidation of the trust.
See "--Liquidation Distribution Upon Termination."

         After the liquidation date fixed for any distribution of subordinated debentures in exchange for preferred securities:

         o those trust securities will no longer be deemed to be outstanding;

         o certificates representing subordinated debentures in a principal amount equal to the liquidation amount of those preferred securities will be issued in exchange for the preferred securities certificates;

         o we will use our best efforts to list the subordinated debentures on the New York Stock Exchange or a national exchange;

         o any certificates representing trust securities that are not surrendered for exchange will be deemed to represent subordinated debentures with a principal amount equal to the liquidation amount of those preferred securities, unpaid interest in an amount equal to the accumulated and unpaid distributions on the preferred securities and accruing interest at the rate provided for in the subordinated debentures from the last distribution date on the preferred securities; and

         o all rights of the trust security holders other than the right to receive subordinated debentures upon surrender of a certificate representing trust securities will terminate.

         We cannot assure you that the market prices for the preferred securities or the subordinated debentures that may be distributed if a dissolution and liquidation of the trust were to occur would be favorable. The preferred securities that an investor may purchase, or the subordinated debentures that an investor may receive on dissolution and liquidation of the trust, may trade at a discount to the price that the investor paid to purchase the preferred securities.

         Redemption upon a Tax Event, Investment Company Event or Capital Treatment Event. If a Tax Event, an Investment Company Event or a Capital Treatment Event occurs, we will have the right to redeem the subordinated debentures in whole, but not in part, and thereby cause a mandatory redemption of the trust securities in whole at the redemption price. If one of these events occurs and we do not elect to redeem the subordinated debentures, or to dissolve the trust and cause the subordinated debentures to be distributed to holders of the trust securities, then the preferred securities will remain outstanding and additional interest may be payable on the subordinated debentures. See "Description of the Subordinated Debentures -- Redemption."

         "Tax Event" means the receipt by the trust and us of an opinion of counsel experienced in such matters stating that there is more than an insubstantial risk that:

         o interest payable by us on the subordinated debentures is not, or within 90 days of the date of the opinion will not be, deductible by us, in whole or in part, for federal income tax purposes;

         o the trust is, or will be within 90 days after the date of the opinion, subject to federal income tax with respect to income received or accrued on the subordinated debentures; or

         o the trust is, or will be within 90 days after the date of opinion, subject to more than an immaterial amount of other taxes, duties, assessments or other governmental charges.

         "Investment Company Event" means the receipt by the trust and us of an opinion of counsel experienced in such matters to the effect that the trust is or will be considered an "investment company" that is required to be registered under the Investment Company Act, as a result of a change in law or regulation or a change in interpretation or application of law or regulation.

         "Capital Treatment Event" means the receipt by the trust and us of an opinion of counsel experienced in such matters to the effect that there is more than an insubstantial risk of impairment of our ability to treat the preferred securities as Tier I capital for purposes of the current capital adequacy guidelines of the Federal Reserve, as a result of any amendment to any laws or any regulations.

         For all of the events described above, we and the trust must request and receive an opinion of counsel with regard to the event within a reasonable period of time after we become aware of the possible occurrence of an event of this kind.

         Redemption of Subordinated Debentures in Exchange for Preferred Securities We Purchase. Upon prior approval of the Federal Reserve, if required, we will also have the right at any time, and from time to time, to redeem subordinated debentures in exchange for any preferred securities we may have purchased in the market. If we elect to surrender any preferred securities beneficially owned by us in exchange for redemption of a like amount of subordinated debentures, we will also surrender a proportionate amount of common securities in exchange for subordinated debentures. Preferred securities owned by other holders will not be called for redemption at any time when we elect to exchange trust securities we own to redeem subordinated debentures.

         The common securities we surrender will be in the same proportion to the preferred securities we surrender as are the common securities then remaining outstanding to the preferred securities then remaining outstanding. In exchange for the trust securities surrendered by us, the trustee will cause to be distributed to us subordinated debentures with a principal amount equal to the liquidation amount of the trust securities, plus any accumulated but unpaid distributions, if any, then held by the trustee allocable to those trust securities. After the date of redemption involving an exchange by us, the trust securities we surrender and the subordinated debentures distributed to us in exchange will no longer be deemed outstanding.

Redemption Procedures

         Preferred securities will be redeemed at the redemption price with the applicable proceeds from our contemporaneous redemption of the subordinated debentures. Redemptions of the preferred securities will be made, and the redemption price will be payable, on each redemption date only to the extent that the trust has funds available for the payment of the redemption price.

         Notice of any redemption will be mailed at least 30 days but not more than 60 days before the date of redemption to each holder of trust securities to be redeemed at its registered address. Unless we default in payment of the redemption price on the subordinated debentures, interest will cease to accumulate on the subordinated debentures called for redemption on and after the date of redemption.

         If the trust gives notice of redemption of its trust securities, then the property trustee, to the extent funds are available, will irrevocably deposit with the depositary for the trust securities funds sufficient to pay the aggregate redemption price and will give the depositary for the trust securities irrevocable instructions and authority to pay the redemption price to the holders of the trust securities. See "Book-Entry Issuance." If the preferred securities are no longer in book-entry only form, the property trustee, to the extent funds are available, will deposit with the designated paying agent for such preferred securities funds sufficient to pay the aggregate redemption price and will give the paying agent irrevocable instructions and authority to pay the redemption price to the holders upon surrender of their certificates evidencing the preferred securities. Notwithstanding the foregoing, distributions payable on or prior to the date of redemption for any trust securities called for redemption will be payable to the holders of the trust securities on the relevant record dates for the related distribution dates.

         If notice of redemption has been given and we have deposited funds as required, then on the date of the deposit all rights of the holders of the trust securities called for redemption will cease, except the right to receive the redemption price, but without interest on such redemption price after the date of redemption. The trust securities will also cease to be outstanding on the date of the deposit. If any date fixed for redemption of trust securities is not a business day, then payment of the redemption price payable on that date will be made on the next day that is a business day without any additional interest or other payment in respect of the delay.

         If payment of the redemption price in respect of trust securities called for redemption is improperly withheld or refused and not paid by the trust, or by us pursuant to the guarantee, distributions on the trust securities will continue to accumulate at the applicable rate from the date of redemption originally established by the trust for the trust securities to the date the redemption price is actually paid. In this case, the actual payment date will be considered the date fixed for redemption for purposes of calculating the redemption price. See "Description of the Guarantee."

         Payment of the redemption price on the preferred securities and any distribution of subordinated debentures to holders of preferred securities will be made to the applicable recordholders as they appear on the register for the preferred securities on the relevant record date. As long as the preferred securities are represented by a global security, the record date will be the business day immediately preceding the date of redemption or liquidation date, as applicable.

         If less than all of the trust securities are to be redeemed, then the aggregate liquidation amount of the trust securities to be redeemed will be allocated proportionately to those trust securities based upon the relative liquidation amounts. The particular preferred securities to be redeemed will be selected by the property trustee from the outstanding preferred securities not previously called for redemption by lot. This method may provide for the redemption of portions equal to $25 or an integral multiple of $25 of the liquidation amount of the preferred securities. The property trustee will promptly notify the registrar for the preferred securities in writing of the preferred securities selected for redemption and, in the case of any preferred securities selected for partial redemption, the liquidation amount to be redeemed. If the redemption relates only to preferred securities purchased by us and being exchanged for a like amount of debentures, then our preferred securities will be the ones selected for redemption.

         Subject to applicable law, and if we are not exercising our right to defer interest payments on the subordinated debentures, we may, at any time, purchase outstanding preferred securities.

Subordination of Common Securities

         Payment of distributions on, and the redemption price of, the preferred securities and common securities will be made based on the liquidation amount of these securities. However, if an event of default under the indenture has occurred and is continuing, no distributions on or redemption of the common securities may be made unless payment in full in cash of all accumulated and unpaid distributions on all of the outstanding preferred securities for all distribution periods terminating on or before that time, or in the case of payment of the redemption price, payment of the full amount of the redemption price on all of the outstanding preferred securities then called for redemption, has been made or provided for. All funds available to the property trustee will first be applied to the payment in full in cash of all distributions on, or the redemption price of, the preferred securities then due and payable.

         In the case of the occurrence and continuance of any event of default under the trust agreement resulting from an event of default under the indenture, we, as holder of the common securities, will be deemed to have waived any right to act with respect to that event of default under the trust agreement until the effect of the event of default has been cured, waived or otherwise eliminated. Until the event of default under the trust agreement has been so cured, waived or otherwise eliminated, the property trustee will act solely on behalf of the holders of the preferred securities and not on our behalf, and only the holders of the preferred securities will have the right to direct the property trustee to act on their behalf.

Liquidation Distribution Upon Termination

         We will have the right at any time to dissolve, wind-up or terminate the trust and cause the subordinated debentures to be distributed to the holders of the preferred securities. This right is subject, however, to us receiving approval of the Federal Reserve, if required.

         In addition, the trust will automatically terminate upon expiration of its term and will terminate earlier on the first to occur of:

         o    our bankruptcy, dissolution or liquidation;

         o the distribution of a like amount of the subordinated debentures to the holders of trust securities, if we have given written direction to the property trustee to terminate the trust;

         o redemption of all of the preferred securities as described on page 92 under "--Redemption or Exchange -- Mandatory Redemption;" or

         o    the entry of a court order for the dissolution of the trust.

         With the exception of a redemption as described on page 92 under "--Redemption or Exchange -- Mandatory Redemption," if an early termination of the trust occurs, the trust will be liquidated by the administrative trustees as expeditiously as they determine to be possible. After satisfaction of liabilities to creditors of the trust as provided by applicable law, the trustees will distribute to the holders of trust securities subordinated debentures:

         o in an aggregate stated principal amount equal to the aggregate stated liquidation amount of the trust securities;

         o with an interest rate identical to the distribution rate on the trust securities; and

         o with accrued and unpaid interest equal to accumulated and unpaid distributions on the trust securities.

         However, if the property trustee determines that the distribution is not practical, then the holders of trust securities will be entitled to receive, instead of subordinated debentures, a proportionate amount of the liquidation distribution. The liquidation distribution will be the amount equal to the aggregate of the liquidation amount plus accumulated and unpaid distributions to the date of payment. If the liquidation distribution can be paid only in part because the trust has insufficient assets available to pay in full the aggregate liquidation distribution, then the amounts payable directly by the trust on the trust securities will be paid on a proportional basis, based on liquidation amounts, to us, as the holder of the common securities, and to the holders of the preferred securities. However, if an event of default under the indenture has occurred and is continuing, the preferred securities will have a priority over the common securities. See "-- Subordination of Common Securities."

         Under current United States federal income tax law and interpretations and assuming that the trust is treated as a grantor trust, as is expected, a distribution of the subordinated debentures should not be a taxable event to holders of the preferred securities. Should there be a change in law, a change in legal interpretation, a Tax Event or another circumstance, however, the distribution could be a taxable event to holders of the preferred securities. If we do not elect to redeem the subordinated debentures prior to maturity or to liquidate the trust and distribute the subordinated debentures to holders of the preferred securities, the preferred securities will remain outstanding until the repayment of the subordinated debentures.

         If we elect to dissolve the trust and thus cause the subordinated debentures to be distributed to holders of the preferred securities in liquidation of the trust, we will continue to have the right to shorten the maturity of the subordinated debentures. See "Description of the Subordinated Debentures -- General."

Liquidation Value

         The amount of the liquidation distribution payable on the preferred securities in the event of any liquidation of the trust is $25 per preferred security plus accumulated and unpaid distributions to the date of payment, which may be in the form of a distribution of subordinated debentures having a liquidation value and accrued interest of an equal amount. See "--Liquidation Distribution Upon Termination."

Events of Default; Notice

         Any one of the following events constitutes an event of default under the trust agreement with respect to the preferred securities:

         o the occurrence of an event of default under the indenture (see "Description of the Subordinated Debentures -- Subordinated Debenture Events of Default");

         o a default by the trust in the payment of any distribution when it becomes due and payable, and continuation of the default for a period of 30 days;

         o a default by the trust in the payment of the redemption price of any of the trust securities when it becomes due and payable;

         o a default in the performance, or breach, in any material respect, of any covenant or warranty of the trustees in the trust agreement, other than those defaults covered in the previous two points, and continuation of the default or breach for a period of 60 days after there has been given, by registered or certified mail, to the trustee(s) by the holders of at least 25% in aggregate liquidation amount of the outstanding preferred securities, a written notice specifying the default or breach and requiring it to be remedied and stating that the notice is a "Notice of Default" under the trust agreement; or

         o the occurrence of events of bankruptcy or insolvency with respect to the property trustee and our failure to appoint a successor property trustee within 60 days.

         Within five business days after the occurrence of any event of default actually known to the property trustee, the property trustee will transmit notice of the event of default to the holders of the preferred securities, the administrative trustees and to us, unless the event of default has been cured or waived. The administrative trustees and we are required to file annually with the property trustee a certificate as to whether or not they and we are in compliance with all the applicable conditions and covenants under the trust agreement.

         If an event of default under the indenture has occurred and is continuing, the preferred securities will have preference over the common securities upon termination of the trust. See "--Subordination of Common Securities" and "Liquidation Distribution Upon Termination." The existence of an event of default under the trust agreement does not entitle the holders of preferred securities to accelerate the maturity thereof, unless the event of default is caused by the occurrence of an event of default under the indenture and both the indenture trustee and holders of at least 25% in principal amount of the subordinated debentures fail to accelerate the maturity thereof.

Removal of the Trustees

         Unless an event of default under the indenture has occurred and is continuing, we may remove any trustee at any time. If an event of default under the indenture has occurred and is continuing, only the holders of a majority in liquidation amount of the outstanding preferred securities may remove the property trustee or the Delaware trustee. The holders of the preferred securities have no right to vote to appoint, remove or replace the administrative trustees. These rights are vested exclusively with us as the holder of the common securities. No resignation or removal of a trustee and no appointment of a successor trustee will be effective until the successor trustee accepts the appointment in accordance with the trust agreement.

Co-Trustees and Separate Property Trustee

         Unless an event of default under the indenture has occurred and is continuing, for the purpose of meeting the legal requirements of the Trust Indenture Act or of any jurisdiction in which any part of the trust property may at the time be located, we will have the power to appoint at any time or times, and upon written request the property trustee will appoint, one or more persons or entities either (1) to act as a co-trustee, jointly with the property trustee, of all or any part of the trust property, or (2) to act as separate trustee of any trust property. In either case, these trustees will have the powers that may be provided in the instrument of appointment, and will have vested in them any property, title, right or power deemed necessary or desirable, subject to the provisions of the trust agreement. In case an event of default under the indenture has occurred and is continuing, the property trustee alone will have power to make the appointment.

Merger or Consolidation of Trustees

         Generally, any person or successor to any of the trustees may be a successor trustee to any of the trustees, including a successor resulting from a merger or consolidation. However, any successor trustee must meet all of the qualifications and eligibility standards to act as a trustee.

Mergers, Consolidations, Amalgamations or Replacements of the Trust

         The trust may not merge with or into, consolidate, amalgamate, or be replaced by, or convey, transfer or lease its properties and assets substantially as an entirety to any corporation or other person, except as described below. For these purposes, if we consolidate or merge with another entity, or transfer or sell substantially all of our assets to another entity, in some cases that transaction may be considered to involve a replacement of the trust, and the conditions set forth below would apply to such transaction. The trust may, at our request, with the consent of the administrative trustees and without the consent of the holders of the preferred securities, the property trustee or the Delaware trustee, undertake a transaction listed above if the following conditions are met:

         o the successor entity either (a) expressly assumes all of the obligations of the trust with respect to the preferred securities, or (b) substitutes for the preferred securities other securities having substantially the same terms as the preferred securities (referred to as "successor securities") so long as the successor securities rank the same in priority as the preferred securities with respect to distributions and payments upon liquidation, redemption and otherwise;

         o we appoint a trustee of the successor entity possessing substantially the same powers and duties as the property trustee in its capacity as the holder of the subordinated debentures;

         o the successor securities are listed or traded or will be listed or traded on any national securities exchange or other organization on which the preferred securities are then listed, if any;

         o the merger, consolidation, amalgamation, replacement, conveyance, transfer or lease does not adversely affect the rights, preferences and privileges of the holders of the preferred securities (including any successor securities) in any material respect;

         o the successor entity has a purpose substantially identical to that of the trust;

         o prior to the merger, consolidation, amalgamation, replacement, conveyance, transfer or lease, we have received an opinion from independent counsel that (a) any transaction of this kind does not adversely affect the rights, preferences and privileges of the holders of the preferred securities (including any successor securities) in any material respect, and (b) following the transaction, neither the trust nor the successor entity will be required to register as an "investment company" under the Investment Company Act; and

         o we own all of the common securities of the successor entity and guarantee the obligations of the successor entity under the successor securities at least to the extent provided by the guarantee, the subordinated debentures, the trust agreement and the expense agreement.

         Notwithstanding the foregoing, the trust may not, except with the consent of every holder of the preferred securities, enter into any transaction of this kind if the transaction would cause the trust or the successor entity not to be classified as a grantor trust for United States federal income tax purposes.

Voting Rights; Amendment of Trust Agreement

         Except as described below and under "Description of the Guarantee -- Amendments and Assignment" and as otherwise required by the Trust Indenture Act and the trust agreement, the holders of the preferred securities will have no voting rights.

         The trust agreement may be amended from time to time by us and the trustees, without the consent of the holders of the preferred securities, in the following circumstances:

         o    with respect to acceptance of appointment by a successor trustee;

         o to cure any ambiguity, correct or supplement any provisions in the trust agreement that may be inconsistent with any other provision, or to make any other provisions with respect to matters or questions arising under the trust agreement, as long as the amendment is not inconsistent with the other provisions of the trust agreement and does not have a material adverse effect on the interests of any holder of trust securities; or

         o to modify, eliminate or add to any provisions of the trust agreement if necessary to ensure that the trust will be classified for federal income tax purposes as a grantor trust at all times that any trust securities are outstanding or to ensure that the trust will not be required to register as an "investment company" under the Investment Company Act.

         With the consent of the holders of a majority of the aggregate liquidation amount of the outstanding trust securities, we and the trustees may amend the trust agreement if the trustees receive an opinion of counsel to the effect that the amendment or the exercise of any power granted to the trustees in accordance with the amendment will not affect the trust's status as a grantor trust for federal income tax purposes or the trust's exemption from status as an "investment company" under the Investment Company Act. However, without the consent of each holder of trust securities, the trust agreement may not be amended to (a) change the amount or timing of any distribution on the trust securities or otherwise adversely affect the amount of any distribution required to be made in respect of the trust securities as of a specified date, or (b) restrict the right of a holder of trust securities to institute suit for the enforcement of the payment on or after that date.

         As long as the property trustee holds any subordinated debentures, the trustees will not, without obtaining the prior approval of the holders of a majority in aggregate liquidation amount of all outstanding preferred securities:

         o direct the time, method and place of conducting any proceeding for any remedy available to the indenture trustee, or executing any trust or power conferred on the property trustee with respect to the subordinated debentures;

         o    waive any past default that is waivable under the indenture;

         o exercise any right to rescind or annul a declaration that the principal of all the subordinated debentures will be due and payable; or

         o consent to any amendment or termination of the indenture or the subordinated debentures, where the property trustee's consent is required. However, where a consent under the indenture requires the consent of each holder of the affected subordinated debentures, no consent will be given by the property trustee without the prior consent of each holder of the preferred securities.

         The trustees may not revoke any action previously authorized or approved by a vote of the holders of the preferred securities except by subsequent vote of the holders of the preferred securities. The property trustee will notify each holder of preferred securities of any notice of default with respect to the subordinated debentures. In addition to obtaining the foregoing approvals of the holders of the preferred securities, prior to taking any of the foregoing actions, the trustees must obtain an opinion of counsel experienced in these matters to the effect that the trust will not be classified as an association taxable as a corporation for federal income tax purposes on account of the action.

         Any required approval of holders of trust securities may be given at a meeting or by written consent. The property trustee will cause a notice of any meeting at which holders of the trust securities are entitled to vote, or of any matter upon which action by written consent of the holders is to be taken, to be given to each holder of record of trust securities.

         No vote or consent of the holders of preferred securities will be required for the trust to redeem and cancel its preferred securities in accordance with the trust agreement.

         Notwithstanding the fact that holders of preferred securities are entitled to vote or consent under any of the circumstances described above, any of the preferred securities that are owned by us, the trustees or any affiliate of ours or of any trustee, will, for purposes of the vote or consent, be treated as if they were not outstanding.

Global Preferred Securities

         The preferred securities will be represented by one or more global preferred securities registered in the name of The Depository Trust Company, New York, New York, or its nominee. A global preferred security is a security representing interests of more than one beneficial holder. Ownership of beneficial interests in the global preferred securities will be reflected in DTC participant account records through DTC's book-entry transfer and registration system. Participants are brokers, dealers, or others having accounts with DTC. Indirect beneficial interests of other persons investing in the preferred securities will be shown on, and transfers will be effected only through, records maintained by DTC participants. Except as described below, preferred securities in definitive form will not be issued in exchange for the global preferred securities. See "Book-Entry Issuance."

         No global preferred security may be exchanged for preferred securities registered in the names of persons other than DTC or its nominee unless:

         o DTC notifies the indenture trustee that it is unwilling or unable to continue as a depositary for the global preferred security and we are unable to locate a qualified successor depositary;

         o we execute and deliver to the indenture trustee a written order stating that we elect to terminate the book-entry system through DTC; or

         o there shall have occurred and be continuing an event of default under the indenture.

         Any global preferred security that is exchangeable pursuant to the preceding sentence shall be exchangeable for definitive certificates registered in the names as DTC shall direct. It is expected that the instructions will be based upon directions received by DTC with respect to ownership of beneficial interests in the global preferred security. If preferred securities are issued in definitive form, the preferred securities will be in denominations of $25 and integral multiples of $25 and may be transferred or exchanged at the offices described below.

         Unless and until it is exchanged in whole or in part for the individual preferred securities represented thereby, a global preferred security may not be transferred except as a whole by DTC to a nominee of DTC, by a nominee of DTC to DTC or another nominee of DTC or by DTC or any nominee to a successor depositary or any nominee of the successor.

         Payments on global preferred securities will be made to DTC, as the depositary for the global preferred securities. If the preferred securities are issued in definitive form, distributions will be payable by check mailed to the address of record of the persons entitled to the distribution, and the transfer of the preferred securities will be registrable, and preferred securities will be exchangeable for preferred securities of other denominations of a like aggregate liquidation amount, at the corporate office of the property trustee, or at the offices of any paying agent or transfer agent appointed by the administrative trustees. In addition, if the preferred securities are issued in definitive form, the record dates for payment of distributions will be the 15th day of the month in which the relevant distribution date occurs. For a description of the terms of DTC arrangements relating to payments, transfers, voting rights, redemptions and other notices and other matters, see "Book-Entry Issuance."

         Upon the issuance of one or more global preferred securities, and the deposit of the global preferred security with or on behalf of DTC or its nominee, DTC or its nominee will credit, on its book-entry registration and transfer system, the respective aggregate liquidation amounts of the individual preferred securities represented by the global preferred security to the designated accounts of persons that participate in the DTC system. These participant accounts will be designated by the dealers, underwriters or agents selling the preferred securities. Ownership of beneficial interests in a global preferred security will be limited to persons or entities having an account with DTC or who may hold interests through participants. With respect to interests of any person or entity that is a DTC participant, ownership of beneficial interests in a global preferred security will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee. With respect to persons or entities who hold interests in a global preferred security through a participant, the interest and any transfer of the interest will be shown only on the participant's records. The laws of some states require that certain purchasers of securities take physical delivery of securities in definitive form. These laws may impair the ability to transfer beneficial interests in a global preferred security.

         So long as DTC or another depositary, or its nominee, is the registered owner of the global preferred security, the depositary or the nominee, as the case may be, will be considered the sole owner or holder of the preferred securities represented by the global preferred security for all purposes under the trust agreement. Except as described in this prospectus, owners of beneficial interests in a global preferred security will not be entitled to have any of the individual preferred securities represented by the global preferred security registered in their names, will not receive or be entitled to receive physical delivery of any of the preferred securities in definitive form and will not be considered the owners or holders of the preferred securities under the trust agreement.

         None of us, the property trustee, any paying agent or the securities registrar for the preferred securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the global preferred security representing the preferred securities or for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

         We expect that DTC or its nominee, upon receipt of any payment of the liquidation amount or distributions in respect of a global preferred security, immediately will credit participants' accounts with payments in amounts proportionate to their respective beneficial interest in the aggregate liquidation amount of the global preferred security as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the global preferred security held through the participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name." The payments will be the responsibility of the participants. See "Book-Entry Issuance."

Payment and Paying Agency

         Payments in respect of the preferred securities will be made to DTC, which will credit the relevant accounts of participants on the applicable distribution dates, or, if any of the preferred securities are not held by DTC, the payments will be made by check mailed to the address of the holder as listed on the register of holders of the preferred securities. The paying agent for the preferred securities will initially be the property trustee and any co-paying agent chosen by the property trustee and acceptable to us and the administrative trustees. The paying agent for the preferred securities may resign as paying agent upon 30 days' written notice to the administrative trustees, the property trustee and us. If the property trustee no longer is the paying agent for the preferred securities, the administrative trustees will appoint a successor to act as paying agent. The successor must be a bank or trust company acceptable to us and the property trustee.

Registrar and Transfer Agent

         The property trustee will act as the registrar and the transfer agent for the preferred securities. Registration of transfers of preferred securities will be effected without charge by or on behalf of the trust, but upon payment of any tax or other governmental charges that may be imposed in connection with any transfer or exchange. The trust and its registrar and transfer agent will not be required to register or cause to be registered the transfer of preferred securities after they have been called for redemption.

Information Concerning the Property Trustee

         The property trustee undertakes to perform only the duties set forth in the trust agreement. After the occurrence of an event of default that is continuing, the property trustee must exercise the same degree of care and skill as a prudent person exercises or uses in the conduct of its own affairs. The property trustee is under no obligation to exercise any of the powers vested in it by the trust agreement at the request of any holder of preferred securities unless it is offered reasonable indemnity against the costs, expenses and liabilities that might be incurred. If no event of default under the trust agreement has occurred and is continuing and the property trustee is required to decide between alternative causes of action, construe ambiguous or inconsistent provisions in the trust agreement or is unsure of the application of any provision of the trust agreement, and the matter is not one on which holders of preferred securities are entitled to vote upon, then the property trustee will take the action directed in writing by us. If the property trustee is not so directed, then it will take the action it deems advisable and in the best interests of the holders of the trust securities and will have no liability except for its own bad faith, negligence or willful misconduct.

Miscellaneous

         The administrative trustees are authorized and directed to conduct the affairs of and to operate the trust in such a way that:

         o the trust will not be deemed to be an "investment company" required to be registered under the Investment Company Act;

         o the trust will not be classified as an association taxable as a corporation for federal income tax purposes; and

         o the subordinated debentures will be treated by us as indebtedness for federal income tax purposes.

         In this regard, we and the administrative trustees are authorized to take any action not inconsistent with applicable law, the certificate of trust or the trust agreement, that we and the administrative trustees determine to be necessary or desirable for these purposes. The administrative trustees may assist in including or listing the preferred securities on the New York Stock Exchange or on a national securities exchange.

         Holders of the preferred securities have no preemptive or similar rights. The trust agreement and the trust securities will be governed by Delaware law.

                   DESCRIPTION OF THE SUBORDINATED DEBENTURES

         Concurrently with the issuance of the preferred securities, the trust will invest the proceeds from the sale of the trust securities in the subordinated debentures issued by us. The subordinated debentures will be issued as unsecured debt under the indenture between us and Fifth Third Bank, as indenture trustee. The indenture will be qualified under the Trust Indenture Act.

         The following discussion is subject to, and is qualified in its entirety by reference to, the indenture and to the Trust Indenture Act. We urge prospective investors to read the form of the indenture, which is filed as an exhibit to the registration statement of which this prospectus forms a part.

General

         The subordinated debentures will be limited in aggregate principal amount to $41,237,125 or $47,422,700 if the Underwriters' over-allotment option is exercised in full. This amount represents the sum of the aggregate stated liquidation amounts of the trust securities. The subordinated debentures will bear interest at the annual rate of % of the principal amount. The interest will be payable quarterly on March 31, June 30, September 30 and December 31 of each year, beginning June 30, 2003, to the person in whose name each subordinated debenture is registered at the close of business on the 15th day of the last month of the calendar quarter. It is anticipated that, until the liquidation, if any, of the trust, the subordinated debentures will be held in the name of the property trustee in trust for the benefit of the holders of the trust securities.

         The amount of interest payable for any period will be computed on the basis of a 360-day year of twelve 30-day months. If any date on which interest is payable on the subordinated debentures is not a business day, then payment of interest will be made on the next day that is a business day without any additional interest or other payment in respect of the delay. Accrued interest that is not paid on the applicable interest payment date will bear additional interest on the amount due at the annual rate of %, compounded quarterly.

         The subordinated debentures will mature on June 30, 2033, the stated maturity date. We may shorten this date once at any time to any date not earlier than June 30, 2008, subject to the prior approval of the Federal Reserve, if required.

         We will give notice to the indenture trustee and the holders of the subordinated debentures, no more than 180 days and no less than 30 days prior to the effectiveness of any change in the stated maturity date. We will not have the right to redeem the subordinated debentures from the trust until after June 30, 2008, except if (a) a Tax Event, an Investment Company Event or a Capital Treatment Event, which terms are defined on page 92, has occurred, or (b) we repurchase preferred securities in the market, in which case we can elect to redeem subordinated debentures specifically in exchange for a like amount of preferred securities owned by us plus a proportionate amount of common securities.

         The subordinated debentures will be unsecured and will rank junior to all of our senior and subordinated debt, including indebtedness we may incur in the future. Because we are a holding company, our right to participate in any distribution of assets of any of our subsidiaries, upon any subsidiary's liquidation or reorganization or otherwise, and thus the ability of holders of the subordinated debentures to benefit indirectly from any distribution by a subsidiary, is subject to the prior claim of creditors of the subsidiary, except to the extent that we may be recognized as a creditor of the subsidiary. The subordinated debentures will, therefore, be effectively subordinated to all existing and future liabilities of our subsidiaries, and holders of subordinated debentures should look only to our assets for payment. The indenture does not limit our ability to incur or issue secured or unsecured senior and junior debt. See "--Subordination."

         The indenture does not contain provisions that afford holders of the subordinated debentures protection in the event of a highly leveraged transaction or other similar transaction involving us, nor does it require us to maintain or achieve any financial performance levels or to obtain or maintain any credit rating on the subordinated debentures.

Option to Extend Interest Payment Period

         As long as no event of default under the indenture has occurred and is continuing, we have the right under the indenture to defer the payment of interest on the subordinated debentures at any time for a period not exceeding 20 consecutive quarters. However, no extension period may extend beyond the stated maturity of the subordinated debentures or end on a date other than a date interest is normally due. At the end of an extension period, we must pay all interest then accrued and unpaid, together with interest thereon at the annual rate of %, compounded quarterly. During an extension period, interest will continue to accrue and holders of subordinated debentures, or the holders of preferred securities if they are then outstanding, will be required to accrue and include as taxable income each year amounts approximately equal to the accrued but unpaid interest. See "Material United States Federal Income Tax Consequences."

         During an extension period, neither we nor any of our subsidiaries may:

         o declare or pay any dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of our capital stock (other than stock dividends, noncash dividends in connection with the implementation of a stockholder rights plan, purchases of common stock in connection with employee benefit plans or in connection with the reclassifications of any class of our capital stock into another class of capital stock) with respect to their capital stock (other than payment of dividends or distributions to us or to one of our subsidiaries);

         o make any payment of principal, interest or premium on, or repay, repurchase or redeem any debt securities that rank equally with (including the subordinated debentures issued to our three other financing subsidiaries), or junior to the subordinated debentures;

         o make any guarantee payments with respect to any other guarantee by us of any other debt securities of any of our subsidiaries if the guarantee ranks equally with or junior to the subordinated debentures (other than payments under the guarantee); or

         o redeem, purchase or acquire less than all of the subordinated debentures or any of the preferred securities.

         Prior to the termination of any extension period, so long as no event of default under the indenture is continuing, we may further defer the payment of interest subject to the above stated requirements. Upon the termination of any extension period and the payment of all amounts then due, we may elect to begin a new extension period at any time. We do not currently intend to exercise our right to defer payments of interest on the subordinated debentures.

         We must give the property trustee, the administrative trustees and the indenture trustee notice of our election of an extension period at least two business days prior to the earlier of (a) the next date on which distributions on the trust securities would have been payable except for the election to begin an extension period, or (b) the date we are required to give notice of the record date, or the date the distributions are payable, to the New York Stock Exchange, or other applicable self-regulatory organization, or to holders of the preferred securities, but in any event at least one business day prior to the record date. If the property trustee is not the only registered holder of the debentures, then this notice must also be given to the holders of the debentures.

         Other than as described above, there is no limitation on the number of times that we may elect to begin an extension period.

Additional Sums to be Paid as a Result of Additional Taxes

         If the trust or the property trustee is required to pay any additional taxes, duties, assessments or other governmental charges as a result of the occurrence of a Tax Event, we will pay as additional interest on the subordinated debentures any amounts which may be required so that the net amounts received and retained by the trust after paying any additional taxes, duties, assessments or other governmental charges will not be less than the amounts the trust and the property trustee would have received had the additional taxes, duties, assessments or other governmental charges not been imposed.

Redemption

         Subject to prior approval of the Federal Reserve, if required, we may redeem the subordinated debentures prior to maturity:

         o in whole at any time, or in part from time to time, on or after June 30, 2008; or

         o at any time, in whole, within 180 days following the occurrence of a Tax Event, an Investment Company Event or a Capital Treatment Event.

         In each case we will pay a redemption price equal to the accrued and unpaid interest on the subordinated debentures so redeemed to the date fixed for redemption, plus 100% of the principal amount of the redeemed subordinated debentures.

         We may also redeem the debentures prior to maturity at any time, and from time to time, to the extent of any preferred securities we purchase, plus a proportionate amount of the common securities we hold.

         Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of subordinated debentures to be redeemed at its registered address. Redemption of less than all outstanding subordinated debentures must be effected by lot. Unless we default in payment of the redemption price for the subordinated debentures, on and after the redemption date interest will no longer accrue on the subordinated debentures or the portions of the subordinated debentures called for redemption.

         The subordinated debentures will not be subject to any sinking fund.

Distribution Upon Liquidation

         As described under "Description of the Preferred Securities -- Liquidation Distribution Upon Termination," under certain circumstances and with the Federal Reserve's approval, the subordinated debentures may be distributed to the holders of the preferred securities in liquidation of the trust after satisfaction of liabilities to creditors of the trust. If this occurs, we will use our best efforts to list the subordinated debentures on the New York Stock Exchange or list them on a national securities exchange or national quotation system on which the preferred securities are then listed, if any. There can be no assurance as to the market price of any subordinated debentures that may be distributed to the holders of preferred securities.

Restrictions on Payments

         We are restricted from making certain payments (as described below) if we have chosen to defer payment of interest on the subordinated debentures, if an event of default has occurred and is continuing under the indenture, or if we are in default with respect to our obligations under the guarantee.

         If any of these events occur, neither we nor any of our subsidiaries will:

         o declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of our capital stock (other than stock dividends, noncash dividends in connection with the implementation of a stockholder rights plan, purchases of common stock in connection with employee benefit plans or in connection with the reclassification of any class of our capital stock into another class of capital stock), or allow any of our subsidiaries to do the same with respect to their capital stock (other than payment of dividends or distributions to us or to one of our subsidiaries);

         o make any payment of principal, interest or premium on, or repay or repurchase or redeem any debt securities that rank equally with (including the subordinated debentures issued to our four other financing subsidiaries), or junior to the subordinated debentures;

         o make any guarantee payments with respect to any guarantee by us of the debt securities of any of our subsidiaries if the guarantee ranks equally with or junior to the subordinated debentures (other than payments under the guarantee); or

         o redeem, purchase or acquire less than all of the subordinated debentures or any of the preferred securities.

Subordination

         The subordinated debentures are subordinated and junior in right of payment to all of our senior and subordinated debt, as defined below. Upon any payment or distribution of assets to creditors upon any liquidation, dissolution, winding up or reorganization of First Banks, whether voluntary or involuntary in bankruptcy, insolvency, receivership or other proceedings in connection with any insolvency or bankruptcy proceedings, the holders of our senior and subordinated debt will first be entitled to receive payment in full of principal and interest before the holders of subordinated debentures will be entitled to receive or retain any payment in respect of the subordinated debentures.

         If the maturity of any subordinated debentures is accelerated and our senior and subordinated debt is also accelerated, the holders of all of our senior and subordinated debt outstanding at the time of the acceleration will also be entitled to first receive payment in full of all amounts due to them, including any amounts due upon acceleration, before the holders of the subordinated debentures will be entitled to receive or retain any principal or interest payments on the subordinated debentures.

         No payments of principal or interest on the subordinated debentures may be made if there has occurred and is continuing a default in any payment with respect to any of our senior or subordinated debt or an event of default with respect to any of our senior or subordinated debt resulting in the acceleration of the maturity of the senior or subordinated debt, or if any judicial proceeding is pending with respect to any default.

         The term "debt" means, with respect to any person, whether recourse is to all or a portion of the assets of the person and whether or not contingent:

         o    every obligation of the person for money borrowed;

         o every obligation of the person evidenced by bonds, debentures, notes or other similar instruments, including obligations incurred in connection with the acquisition of property, assets or businesses;

         o every reimbursement obligation of the person with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of the person;

         o every obligation of the person issued or assumed as the deferred purchase price of property or services, excluding trade accounts payable or accrued liabilities arising in the ordinary course of business;

         o    every capital lease obligation of the person; and

         o every obligation of the type referred to in the first five points of another person and all dividends of another person the payment of which, in either case, the first person has guaranteed or is responsible or liable, directly or indirectly, as obligor or otherwise.

         The term "senior debt" means the principal of, and premium and interest, including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to us, on, debt, whether incurred on or prior to the date of the indenture or incurred after the date. However, senior debt will not be deemed to include:

         o any debt where it is provided in the instrument creating the debt that the obligations are not superior in right of payment to the subordinated debentures or to other debt which is equal with, or subordinated to, the subordinated debentures, including our 9.25% subordinated debentures due 2027 (which will be redeemed in their entirety following consummation of this offering), our 10.24% subordinated debentures due 2030, our 9.0% subordinated debentures due 2031 and our variable rate subordinated debentures due 2032 issued to our other financing subsidiaries;

         o any of our debt that when incurred and without regard to any election under the federal bankruptcy laws, was without recourse to us;

         o    any debt owed to any of our employees;

         o any debt that by its terms is subordinated to trade accounts payable or accrued liabilities arising in the ordinary course of business to the extent that payments made to the holders of the debt by the holders of the subordinated debentures as a result of the subordination provisions of the indenture would be greater than they otherwise would have been as a result of any obligation of the holders to pay amounts over to the obligees on the trade accounts payable or accrued liabilities arising in the ordinary course of business as a result of subordination provisions to which the debt is subject; and

         o    debt which constitutes subordinated debt.

         The term "subordinated debt" means the principal of, and premium and interest, including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to us, on, debt. Subordinated debt includes debt incurred on or prior to the date of the indenture or thereafter incurred, which is by its terms expressly provided to be junior and subordinate to other debt of ours, other than the subordinated debentures. However, subordinated debt will not be deemed to include:

         o any of our debt which when incurred and without regard to any election under the federal bankruptcy laws was without recourse to us;

         o    any debt of ours owed to any of our subsidiaries;

         o    any debt owed to any of our employees;

         o any debt which by its terms is subordinated to trade accounts payable or accrued liabilities arising in the ordinary course of business to the extent that payments made to the holders of the debt by the holders of the subordinated debentures as a result of the subordination provisions of the indenture would be greater than they otherwise would have been as a result of any obligation of the holders to pay amounts over to the obligees on the trade accounts payable or accrued liabilities arising in the ordinary course of business as a result of subordination provisions to which the debt is subject;

         o    debt which constitutes senior debt; and

         o any debt of ours under debt securities (and guarantees in respect of these debt securities) initially issued to any trust, or a trustee of a trust, partnership or other entity affiliated with us that is, directly or indirectly, our financing subsidiary in connection with the issuance by that entity of preferred securities or other securities which are intended to qualify for "Tier I" capital treatment, (such as the approximately $88.9 million of 9.25% subordinated debentures due 2027 that we issued to one of our other financing subsidiaries in 1997, the approximately $59.3 million of 10.24% subordinated debentures due 2030 that we issued to one of our other financing subsidiaries in 2000, the approximately $56.9 million of 9.00% subordinated debentures due 2031 that we issued to one of our other financing subsidiaries in 2001, the approximately $25.8 million of variable rate subordinated debentures due 2032 issued to one of our other financing subsidiaries in 2002 and the approximately $47.4 million of 8.5% subordinated debentures due 2028 that FBA issued to its financing subsidiary in 1998).

         We expect from time to time to incur additional indebtedness, and, except in certain circumstances, there is no limitation under the indenture on the amount we may incur. We did not have any consolidated senior and senior subordinated debt outstanding at March 24, 2002.

Payment and Paying Agents

         Generally, payment of principal of and interest on the subordinated debentures will be made at the office of the indenture trustee in Cincinnati, Ohio. However, we have the option to make payment of any interest by (a) check mailed to the address of the person entitled to payment at the address listed in the register of holders of the subordinated debentures, or (b) wire transfer to an account maintained by the person entitled thereto as specified in the register of holders of the subordinated debentures, provided that proper transfer instructions have been received by the applicable record date. Payment of any interest on subordinated debentures will be made to the person in whose name the subordinated debenture is registered at the close of business on the regular record date for the interest payment, except in the case of defaulted interest.

         Any moneys deposited with the indenture trustee or any paying agent for the subordinated debentures, or then held by us in trust, for the payment of the principal of or interest on the subordinated debentures and remaining unclaimed for two years after the principal or interest has become due and payable, will be repaid to us on June 30 of each year. If we hold any of this money in trust, then it will be discharged from the trust to us and the holder of the subordinated debenture will thereafter look, as a general unsecured creditor, only to us for payment.

Registrar and Transfer Agent

         The indenture trustee will act as the registrar and the transfer agent for the subordinated debentures. Subordinated debentures may be presented for registration of transfer, with the form of transfer endorsed thereon, or a satisfactory written instrument of transfer, duly executed, at the office of the registrar. Provided that we maintain a transfer agent in Wilmington, Delaware, we may rescind the designation of any transfer agent or approve a change in the location through which any transfer agent acts. We may at any time designate additional transfer agents with respect to the subordinated debentures.

         If we redeem any of the subordinated debentures, neither we nor the indenture trustee will be required to (a) issue, register the transfer of or exchange any subordinated debentures during a period beginning at the opening of business 15 days before the day of the mailing of and ending at the close of business on the day of the mailing of the relevant notice of redemption, or (b) transfer or exchange any subordinated debentures so selected for redemption, except, in the case of any subordinated debentures being redeemed in part, any portion not to be redeemed.

Modification of Indenture

         We and the indenture trustee may, from time to time without the consent of the holders of the subordinated debentures, amend, waive our rights under or supplement the indenture for purposes which do not materially adversely affect the rights of the holders of the subordinated debentures. Other changes may be made by us and the indenture trustee with the consent of the holders of a majority in principal amount of the outstanding subordinated debentures. However, without the consent of the holder of each outstanding subordinated debenture affected by the proposed modification, no modification may:

         o    extend the maturity date of the subordinated debentures; or

         o reduce the principal amount or the rate or extend the time of payment of interest; or

         o reduce the percentage of principal amount of subordinated debentures required to amend the indenture.

         As long as any of the preferred securities remain outstanding, no modification of the indenture may be made that requires the consent of the holders of the subordinated debentures, no termination of the indenture may occur, and no waiver of any event of default under the indenture may be effective, without the prior consent of the holders of a majority of the aggregate liquidation amount of the preferred securities.

Subordinated Debenture Events of Default

         The indenture provides that any one or more of the following events with respect to the subordinated debentures that has occurred and is continuing constitutes an event of default under the indenture:

         o our failure to pay any interest on the subordinated debentures for 30 days after the due date, except where we have properly deferred the interest payment;

         o our failure to pay any principal on the subordinated debentures when due whether at maturity, upon redemption or otherwise;

         o our failure to observe or perform in any material respect any other covenants or agreements contained in the indenture for 90 days after written notice to us from the indenture trustee or the holders of at least 25% in aggregate outstanding principal amount of the subordinated debentures; or

         o our bankruptcy, insolvency or similar reorganizations in bankruptcy or dissolution of the trust.

         The holders of a majority of the aggregate outstanding principal amount of the subordinated debentures have the right to direct the time, method and place of conducting any proceeding for any remedy available to the indenture trustee. The indenture trustee, or the holders of at least 25% in aggregate outstanding principal amount of the subordinated debentures, may declare the principal due and payable immediately upon an event of default under the indenture. The holders of a majority of the outstanding principal amount of the subordinated debentures may rescind and annul the declaration and waive the default if the default has been cured and a sum sufficient to pay all matured installments of interest and principal due otherwise than by acceleration, has been deposited with the indenture trustee as long as the holders of a majority in liquidation amount of the trust securities have consented to the waiver of default. The holders may not annul the declaration and waive a default if the default is the non-payment of the principal of the subordinated debentures which has become due solely by the acceleration.

         So long as the property trustee is the holder of the debentures, if an event of default under the indenture has occurred and is continuing, the property trustee will have the right to declare the principal of and the interest on the subordinated debentures, and any other amounts payable under the indenture, to be immediately due and payable and to enforce its other rights as a creditor with respect to the subordinated debentures.

         We are required to file annually with the indenture trustee a certificate as to whether or not we are in compliance with all of the conditions and covenants applicable to us under the indenture.

Enforcement of Certain Rights by Holders of the Preferred Securities

         If an event of default under the indenture has occurred and is continuing and the event is attributable to the failure by us to pay interest on or principal of the subordinated debentures on the date on which the payment is due and payable, then a holder of preferred securities may institute a direct action against us to compel us to make the payment. We may not amend the indenture to remove the foregoing right to bring a direct action without the prior written consent of all of the holders of the preferred securities. If the right to bring a direct action is removed, the trust may become subject to the reporting obligations under the Securities Exchange Act of 1934.

         The holders of the preferred securities will not be able to exercise directly any remedies, other than those set forth in the preceding paragraph, available to the holders of the subordinated debentures unless there has been an event of default under the trust agreement. See "Description of the Preferred Securities -- Events of Default; Notice."

Consolidation, Merger, Sale of Assets and Other Transactions

         We may not consolidate with or merge into any other entity or convey or transfer our properties and assets substantially as an entirety to any entity, and no entity may be consolidated with or merged into us or sell, convey, transfer or otherwise dispose of its properties and assets substantially as an entirety to us, unless:

         o if we consolidate with or merge into another person or convey or transfer our properties and assets substantially as an entirety to any person, the successor person is organized under the laws of the United States or any state or the District of Columbia, and the successor person expressly assumes by supplemental indenture our obligations on the subordinated debentures;

         o immediately after the transaction, no event of default under the indenture, and no event which, after notice or lapse of time, or both, would become an event of default under the indenture, has occurred and is continuing; and

         o    other conditions as prescribed in the indenture are met.

         Under certain circumstances, if we consolidate or merge with another entity, or transfer or sell substantially all of our assets to another entity, such transaction may be considered to involve a replacement of the trust, and the provisions of the trust agreement relating to a replacement of the trust would apply to such transaction. See "Description of the Preferred Securities -- Mergers, Consolidations, Amalgamations or Replacements of the Trust."

Satisfaction and Discharge

         The indenture will cease to be of further effect and we will be deemed to have satisfied and discharged our obligations under the indenture when all subordinated debentures not previously delivered to the indenture trustee for cancellation:

         o    have become due and payable; or

         o will become due and payable at their stated maturity within one year or are to be called for redemption within one year, and we deposit or cause to be deposited with the indenture trustee funds, in trust, for the purpose and in an amount sufficient to pay and discharge the entire indebtedness on the subordinated debentures not previously delivered to the indenture trustee for cancellation, for the principal and interest due to the date of the deposit or to the stated maturity or redemption date, as the case may be.

         We may still be required to provide officers' certificates and opinions of counsel and pay fees and expenses due after these events occur.

Governing Law

         The indenture and the subordinated debentures will be governed by and construed in accordance with Missouri law.

Information Concerning the Indenture Trustee

         The indenture trustee is subject to all the duties and responsibilities specified with respect to an indenture trustee under the Trust Indenture Act. Subject to these provisions, the indenture trustee is under no obligation to exercise any of the powers vested in it by the indenture at the request of any holder of subordinated debentures, unless offered reasonable security or indemnity by the holder against the costs, expenses and liabilities which might be incurred. The indenture trustee is not required to expend or risk its own funds or otherwise incur personal financial liability in the performance of its duties if the indenture trustee reasonably believes that repayment or adequate indemnity is not reasonably assured to it.

Miscellaneous

         We have agreed, pursuant to the indenture, for so long as preferred securities remain outstanding:

         o to maintain directly or indirectly 100% ownership of the common securities of the trust, except that certain successors that are permitted pursuant to the indenture may succeed to our ownership of the common securities;

         o not to voluntarily terminate, wind up or liquidate the trust without prior approval of the Federal Reserve, if required;

         o to use our reasonable efforts to cause the trust (a) to remain a statutory trust (and to avoid involuntary termination, winding up or liquidation), except in connection with a distribution of subordinated debentures, the redemption of all of the trust securities of the trust or mergers, consolidations or amalgamations, each as permitted by the trust agreement; and (b) to otherwise continue not to be treated as an association taxable as a corporation or partnership for federal income tax purposes;

         o to use our reasonable efforts to cause each holder of trust securities to be treated as owning an individual beneficial interest in the subordinated debentures;

         o to use our best efforts to maintain the eligibility of the preferred securities for inclusion, quotation or listing on the New York Stock Exchange or on any national securities exchange or other organization for as long as the preferred securities are outstanding;

         o not to issue or incur, directly or indirectly, additional trust preferred securities that are senior in right of payment to the preferred securities;

         o not to issue or incur, directly or indirectly, any additional indebtedness in connection with the issuance of additional trust preferred securities or similar securities that are equal in right of payment to the subordinated debentures unless:

              -- the pro forma sum of all outstanding debt issued by us or any of our subsidiaries in connection with any trust preferred securities issued by any of our financing subsidiaries, including the subordinated debentures and the maximum liquidation amount of the additional trust preferred or similar securities that we or our financing subsidiaries are then issuing, plus our total long-term debt, excluding any long term debt which, by its terms, is expressly stated to be junior and subordinate to the subordinated debentures is less than 65% of the sum of our equity excluding any amount of accumulated other comprehensive income or loss plus any long-term debt which, by its terms, is expressly stated to be junior and subordinate to the subordinated debentures, in each case on a consolidated basis at the time of issuance; and

         o not to pay dividends on, purchase, redeem, retire or make any distributions with respect to our common stock if doing so would cause the quotient referred to in the immediately preceding point to exceed 60%.

                               BOOK-ENTRY ISSUANCE

General

         DTC will act as securities depositary for the preferred securities and may act as securities depositary for all of the subordinated debentures in the event of the distribution of the subordinated debentures to the holders of preferred securities. Except as described below, the preferred securities will be issued only as registered securities in the name of DTC's nominee, Cede & Co. One or more global preferred securities will be issued for the preferred securities and will be deposited with DTC.

         DTC is a limited purpose trust company organized under New York banking law, a "banking organization" within the meaning of the New York banking law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its direct participants and by the New York Stock Exchange, the American Stock Exchange and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to indirect participants, such as securities brokers and dealers, banks and trust companies that clear through or maintain custodial relationships with direct participants, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC.

         Purchases of preferred securities within the DTC system must be made by or through direct participants, which will receive a credit for the preferred securities on DTC's records. The ownership interest of each actual purchaser of each preferred security is in turn to be recorded on the direct and indirect participants' records. Beneficial owners will not receive written confirmation from DTC of their purchases, but beneficial owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the direct or indirect participants through which the beneficial owners purchased preferred securities. Transfers of ownership interests in the preferred securities are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interest in preferred securities, except if use of the book-entry-only system for the preferred securities is discontinued.

         DTC will have no knowledge of the actual beneficial owners of the preferred securities; DTC's records reflect only the identity of the direct participants to whose accounts the preferred securities are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

         The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that we believe to be accurate, but we and the trust assume no responsibility for the accuracy thereof. Neither we nor the trust have any responsibility for the performance by DTC or its participants of their respective obligations as described in this prospectus or under the rules and procedures governing their respective operations.

Notices and Voting

         Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

         Redemption notices will be sent to Cede & Co. as the registered holder of the preferred securities. If less than all of the preferred securities are being redeemed, the amount to be redeemed will be determined in accordance with the trust agreement.

         Although voting with respect to the preferred securities is limited to the holders of record of the preferred securities, in those instances in which a vote is required, neither DTC nor Cede & Co. will itself consent or vote with respect to preferred securities. Under its usual procedures, DTC would mail an omnibus proxy to the property trustee as soon as possible after the record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those direct participants to whose accounts the preferred securities are credited on the record date.

Distribution of Funds

         The property trustee will make distribution payments on the preferred securities to DTC. DTC's practice is to credit direct participants' accounts on the relevant payment date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payments on the payment date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices and will be the responsibility of the participant and not of DTC, the property trustee, the trust or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of distributions to DTC is the responsibility of the property trustee, disbursement of the payments to direct participants is the responsibility of DTC, and disbursements of the payments to the beneficial owners is the responsibility of direct and indirect participants.

Successor Depositaries and Termination of Book-Entry System

         DTC may discontinue providing its services with respect to any of the preferred securities at any time by giving reasonable notice to the property trustee or us. If no successor securities depositary is obtained, definitive certificates representing the preferred securities are required to be printed and delivered. We also have the option to discontinue use of the system of book-entry transfers through DTC, or a successor depositary. After an event of default under the indenture, the holders of a majority in liquidation amount of preferred securities may determine to discontinue the system of book-entry transfers through DTC. In these events, definitive certificates for the preferred securities will be printed and delivered.

                          DESCRIPTION OF THE GUARANTEE

         The preferred securities guarantee agreement will be executed and delivered by us concurrently with the issuance of the preferred securities for the benefit of the holders of the preferred securities. The guarantee agreement will be qualified as an indenture under the Trust Indenture Act. Fifth Third Bank, the guarantee trustee, will act as trustee for purposes of complying with the provisions of the Trust Indenture Act, and will also hold the guarantee for the benefit of the holders of the preferred securities. Prospective investors are urged to read the form of the guarantee agreement, which has been filed as an exhibit to the registration statement of which this prospectus forms a part.

General

         We agree to pay in full on a subordinated basis, to the extent described in the guarantee agreement, the guarantee payments (as defined below) to the holders of the preferred securities, as and when due, regardless of any defense, right of set-off or counterclaim that the trust may have or assert other than the defense of payment.

         The following payments with respect to the preferred securities are called the "guarantee payments" and, to the extent not paid or made by the trust and to the extent that the trust has funds available for those distributions, will be subject to the guarantee:

         o any accumulated and unpaid distributions required to be paid on the preferred securities;

         o with respect to any preferred securities called for redemption, the redemption price; and

         o upon a voluntary or involuntary dissolution, winding up or termination of the trust (other than in connection with the distribution of subordinated debentures to the holders of preferred securities in exchange for preferred securities), the lesser of:

              (a)    the amount of the liquidation distribution; and

              (b) the amount of assets of the trust remaining available for distribution to holders of preferred securities in liquidation of the trust.

         We may satisfy our obligations to make a guarantee payment by making a direct payment of the required amounts to the holders of the preferred securities or by causing the trust to pay the amounts to the holders.

         The guarantee agreement is a guarantee, on a subordinated basis, of the guarantee payments, but the guarantee only applies to the extent the trust has funds available for those distributions. If we do not make interest payments on the subordinated debentures purchased by the trust, the trust will not have funds available to make the distributions and will not pay distributions on the preferred securities.

Status of the Guarantee

         The guarantee constitutes our unsecured obligation that ranks subordinate and junior in right of payment to all of our senior and subordinated debt in the same manner as the subordinated debentures and senior to our capital stock. We expect to incur additional indebtedness in the future, although we have no specific plans in this regard presently, and neither the indenture nor the trust agreement limits the amounts of the obligations that we may incur.

         The guarantee constitutes a guarantee of payment and not of collection. If we fail to make guarantee payments when required, holders of preferred securities may institute a legal proceeding directly against us to enforce their rights under the guarantee without first instituting a legal proceeding against any other person or entity.

         The guarantee will not be discharged except by payment of the guarantee payments in full to the extent not paid by the trust or upon distribution of the subordinated debentures to the holders of the preferred securities. Because we are a bank holding company, our right to participate in any distribution of assets of any subsidiary upon the subsidiary's liquidation or reorganization or otherwise is subject to the prior claims of creditors of that subsidiary, except to the extent we may be recognized as a creditor of that subsidiary. Our obligations under the guarantee, therefore, will be effectively subordinated to all existing and future liabilities of our subsidiaries, and claimants should look only to our assets for payments under the guarantee.

Amendments and Assignment

         Except with respect to any changes that do not materially adversely affect the rights of holders of the preferred securities, in which case no vote will be required, the guarantee may be amended only with the prior approval of the holders of a majority of the aggregate liquidation amount of the outstanding preferred securities. See "Description of the Preferred Securities -- Voting Rights; Amendment of Trust Agreement."

Events of Default; Remedies

         An event of default under the guarantee agreement will occur upon our failure to make any required guarantee payments or to perform any other obligations under the guarantee. If the guarantee trustee obtains actual knowledge that an event of default has occurred and is continuing, the guarantee trustee must enforce the guarantees for the benefit of the holders of the preferred securities. The holders of a majority in aggregate liquidation amount of the preferred securities will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the guarantee trustee in respect of the guarantee and may direct the exercise of any power conferred upon the guarantee trustee under the guarantee agreement.

         Any holder of preferred securities may institute and prosecute a legal proceeding directly against us to enforce its rights under the guarantee without first instituting a legal proceeding against the trust, the guarantee trustee or any other person or entity.

         We are required to provide to the guarantee trustee annually a certificate as to whether or not we are in compliance with all of the conditions and covenants applicable to us under the guarantee agreement.

Termination of the Guarantee

         The guarantee will terminate and be of no further force and effect upon:

         o    full payment of the redemption price of the preferred securities;

         o full payment of the amounts payable upon liquidation of the trust; or

         o distribution of the subordinated debentures to the holders of the preferred securities.

         If at any time any holder of the preferred securities must restore payment of any sums paid under the preferred securities or the guarantee, the guarantee will continue to be effective or will be reinstated with respect to such amounts.

Information Concerning the Guarantee Trustee

         The guarantee trustee, other than during the occurrence and continuance of our default in performance of the guarantee, undertakes to perform only those duties as are specifically set forth in the guarantee. When an event of default has occurred and is continuing, the guarantee trustee must exercise the same degree of care and skill as a prudent person would exercise or use in the conduct of his or her own affairs. The guarantee trustee is under no obligation to exercise any of the powers vested in it by the guarantee at the request of any holder of any preferred securities unless it is offered reasonable security and indemnity against the costs, expenses and liabilities that might be incurred thereby; but this does not relieve the guarantee trustee of its obligations to exercise the rights and powers under the guarantee in the event of a default.

Expense Agreement

         We will, pursuant to the agreement as to expenses and liabilities entered into by us and the trust under the trust agreement, irrevocably and unconditionally guarantee to each person or entity to whom the trust becomes indebted or liable, the full payment of any costs, expenses or liabilities of the trust, other than obligations of the trust to pay to the holders of the preferred securities or other similar interests in the trust of the amounts due to the holders pursuant to the terms of the preferred securities or other similar interests, as the case may be. Third party creditors of the trust may proceed directly against us under the expense agreement, regardless of whether they had notice of the expense agreement.

Governing Law

         The guarantee will be governed by Missouri law.

                  RELATIONSHIP AMONG THE PREFERRED SECURITIES,
                  THE SUBORDINATED DEBENTURES AND THE GUARANTEE

Full and Unconditional Guarantee

         We irrevocably guarantee, as and to the extent described in this prospectus, payments of distributions and other amounts due on the preferred securities, to the extent the trust has funds available for the payment of these amounts. We and the trust believe that, taken together, our obligations under the subordinated debentures, the indenture, the trust agreement, the expense agreement and the guarantee agreement provide, in the aggregate, a full, irrevocable and unconditional guarantee, on a subordinated basis, of payment of distributions and other amounts due on the preferred securities. No single document standing alone or operating in conjunction with fewer than all of the other documents constitutes a guarantee. It is only the combined operation of these documents that has the effect of providing a full, irrevocable and unconditional guarantee of the obligations of the trust under the preferred securities.

         If and to the extent that we do not make payments on the subordinated debentures, the trust will not pay distributions or other amounts due on the preferred securities. The guarantee does not cover payment of distributions when the trust does not have sufficient funds to pay the distributions. In this event, the remedy of a holder of preferred securities is to institute a legal proceeding directly against us for enforcement of payment of the distributions to the holder. Our obligations under the guarantee are subordinated and junior in right of payment to all of our other indebtedness.

Sufficiency of Payments

         As long as payments of interest and other payments are made when due on the subordinated debentures, these payments will be sufficient to cover distributions and other payments due on the preferred securities, primarily because:

         o the aggregate principal amount of the subordinated debentures will be equal to the sum of the aggregate stated liquidation amount of the trust securities;

         o the interest rate and interest and other payment dates on the subordinated debentures will match the distribution rate and distribution and other payment dates for the preferred securities;

         o we will pay for any and all costs, expenses and liabilities of the trust, except the obligations of the trust to pay to holders of the preferred securities the amounts due to the holders pursuant to the terms of the preferred securities; and

         o the trust will not engage in any activity that is not consistent with the limited purposes of the trust.

Enforcement Rights of Holders of Preferred Securities

         A holder of any preferred security may institute a legal proceeding directly against us to enforce its rights under the guarantee without first instituting a legal proceeding against the guarantee trustee, the trust or any other person. A default or event of default under any of our senior or subordinated debt would not constitute a default or event of default under the trust agreement. In the event, however, of payment defaults under, or acceleration of, our senior or subordinated debt, the subordination provisions of the indenture provide that no payments may be made in respect of the subordinated debentures until the obligations have been paid in full or any payment default has been cured or waived. Failure to make required payments on the subordinated debentures would constitute an event of default under the trust agreement.

Limited Purpose of the Trust

         The preferred securities evidence preferred undivided beneficial interests in the assets of the trust. The trust exists for the exclusive purposes of issuing the trust securities, investing the proceeds thereof in subordinated debentures and engaging in only those other activities necessary, advisable or incidental thereto. A principal difference between the rights of a holder of a preferred security and the rights of a holder of a subordinated debenture is that a holder of a subordinated debenture is entitled to receive from us the principal amount of and interest accrued on subordinated debentures held, while a holder of preferred securities is entitled to receive distributions from the trust (or from us under the guarantee) if and to the extent the trust has funds available for the payment of the distributions.

Rights Upon Termination

         Upon any voluntary or involuntary termination, winding-up or liquidation of the trust involving the liquidation of the subordinated debentures, the holders of the preferred securities will be entitled to receive, out of assets held by the trust, the liquidation distribution in cash. See "Description of the Preferred Securities -- Liquidation Distribution Upon Termination."

         Upon our voluntary or involuntary liquidation or bankruptcy, the property trustee, as holder of the subordinated debentures, would be a subordinated creditor of ours. Therefore, the property trustee would be subordinated in right of payment to all of our senior and subordinated debt, but is entitled to receive payment in full of principal and interest before any of our stockholders receive payments or distributions. Since we are the guarantor under the guarantee and have agreed to pay for all costs, expenses and liabilities of the trust other than the obligations of the trust to pay to holders of the preferred securities the amounts due to the holders pursuant to the terms of the preferred securities, the positions of a holder of the preferred securities and a holder of the subordinated debentures relative to our other creditors and to our stockholders in the event of liquidation or bankruptcy are expected to be substantially the same.

             MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

General

         This discussion outlines the material United States federal income tax consequences of the purchase, ownership and disposition of the preferred securities. It is only a general discussion and may not apply to your particular circumstances for any of the following, or other, reasons:

         o It is based on authorities in effect as of the date of this prospectus, including the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"), applicable Treasury regulations and related administrative and judicial pronouncements. Changes in these authorities after the date of this prospectus could alter the consequences described in this discussion, possibly on a retroactive basis.

         o It addresses only preferred securities acquired upon the closing of this offering at their original issue price and held as capital assets, within the meaning of the Internal Revenue Code.

         o It does not discuss all of the United States federal income tax consequences that may be relevant to a holder of preferred securities. Nor does it discuss United States federal income tax consequences to holders subject to special rules, such as banks, thrift institutions, real estate investment trusts, regulated investment companies, insurance companies, dealers in securities or currencies, certain securities traders, tax-exempt investors, persons holding a preferred security as a position in a straddle, hedge, conversion or constructive sale transaction, and (except for the discussion under the caption "-Non-United States Persons") persons who are not United States Persons as defined below.

         o It does not discuss the United States federal income tax consequences to stockholders in, or partners or beneficiaries of, a purchaser of preferred securities; the United States alternative minimum tax consequences or other collateral tax consequences of purchasing, owning and disposing of preferred securities; or any state, local or foreign tax consequences of purchasing, owning and disposing of preferred securities.

         The authorities on which this discussion is based are subject to various interpretations, and either the Internal Revenue Service (the "IRS") or the courts could take a contrary position. No rulings have been or will be sought from the IRS with respect to the matters described in this discussion. No assurance can be given that the IRS will not challenge the conclusions expressed herein or that a court would not sustain such a challenge.

         Accordingly, you are urged to consult your own tax advisors regarding the tax consequences of purchasing, owning and disposing of the preferred securities based on your particular circumstances.

         For purposes of this discussion, a United States Person generally means:

         o    a citizen or individual resident of the United States;

         o a corporation or partnership created or organized in or under the laws of the United States or any political subdivision;

         o an estate the income of which is includible in its gross income for United States federal income tax purposes without regard to its source; or

         o a trust if a court within the United States is able to exercise primary supervision over its administration and at least one United States person has the authority to control all substantial decisions of the trust.

Characterization of First Preferred Capital Trust IV

         It is the opinion of Jackson Walker L.L.P., First Banks' counsel, that First Preferred Capital Trust IV will be characterized for United States federal income tax purposes as a grantor trust, based on and subject to the facts and assumptions set forth in its opinion, including the assumption that there will be full compliance with the terms of the trust agreement and other relevant documents. Accordingly, you will be considered the beneficial owner of an undivided interest in the subordinated debentures owned by First Preferred Capital Trust IV, and you will be required to include in your gross income all income or gain recognized for United States federal income tax purposes with respect to your share of the subordinated debentures. We cannot assure you that the IRS will not challenge this position.

Characterization of the Subordinated Debentures

         It is the opinion of Jackson Walker L.L.P., First Banks' counsel, that the subordinated debentures will be classified as debt of First Banks for United States federal income tax purposes, based on and subject to the facts and assumptions set forth in its opinion. By acceptance of a beneficial interest in a preferred security, you agree to treat the subordinated debentures as debt of First Banks and the preferred securities as evidence of a beneficial ownership interest in the subordinated debentures. We cannot assure you that the IRS will not challenge this position. The remainder of this discussion assumes that the subordinated debentures will be classified as debt of First Banks for United States federal income tax purposes.

Interest Income and Original Issue Discount

         We anticipate that the subordinated debentures will not be issued with an issue price that is less than their stated redemption price at maturity. Under certain circumstances, we have the ability to defer payments of interest on the subordinated debentures. Treasury regulations provide that a debt instrument that is subject to a contingency that interest may not be paid will not be considered to have been issued with original issue discount ("OID") if the likelihood of the occurrence of the contingency is remote. It is the opinion of Jackson Walker L.L.P., First Banks' counsel, that because exercise of our deferral option would, among other matters, prevent us from declaring dividends on our common stock and from making any payments with respect to our debt securities that rank equally with or junior to the subordinated debentures, the likelihood of our exercise of the deferral option is remote. Accordingly, although the IRS could challenge our position, we will take the position that the deferral option does not cause the subordinated debentures to be issued with OID and, therefore, you will be taxed on stated interest on the subordinated debentures when it is paid or accrued in accordance with your regular method of accounting.

         If we do exercise our right to defer payments of interest on the subordinated debentures, the subordinated debentures would be treated as issued with OID at the time of such exercise. If our deferral option was determined not to be remote, the subordinated debentures would be treated as having been originally issued with OID. In either case, you would be subject to the special OID accrual rules. Under those rules, regardless of your method of accounting, you would accrue an amount of interest income each year that approximates the stated interest payments called for under the terms of your preferred securities using the constant-yield-to-maturity method of accrual. Cash payments to you in respect of the accrued OID would not be reported separately as taxable income. OID included in your gross income would increase your adjusted tax basis in the preferred securities and payments to you in respect of the accrued OID would reduce your adjusted tax basis in the preferred securities. Under the OID rules, you may be required to include OID in income before receipt of cash interest payments. Also, if you sell or otherwise dispose of a preferred security you will be subject to income tax on OID accrued through the date of the sale.

Dividends-Received Deduction

         Assuming that the subordinated debentures are properly classified as debt of First Banks for United States federal income tax purposes, a corporate holder of preferred securities will not be entitled to a dividends-received deduction for any income it recognizes with respect to the preferred securities.

Liquidating Distributions and Redemptions

          Under certain circumstances, First Preferred Capital Trust IV may distribute a pro-rata share of the subordinated debentures to you in liquidation of the trust. Because the trust is to be classified as a grantor trust, such a distribution would not be a taxable event and, consequently, your holding period and adjusted tax basis for the preferred securities would become your holding period and adjusted tax basis for the subordinated debentures received. After a distribution of subordinated debentures, a holder of subordinated debentures would recognize interest income or OID in respect of the subordinated debentures received in the manner described above under "Interest Income and Original Issue Discount."

         Under certain circumstances, we may redeem subordinated debentures for cash, the proceeds of which would be distributed to you in redemption of your preferred securities. In such case, you would recognize gain or loss for United States federal income tax purposes as if you had sold the preferred securities for cash. See "Sales of Preferred Securities" below.

Sales of Preferred Securities

         Upon a sale or other taxable disposition (including a redemption for cash) of preferred securities, you will recognize gain or loss equal to the difference between your adjusted tax basis in the preferred securities and the amount realized on the sale or other disposition. Unless a subordinated debenture is treated as having OID, any portion of the amount you receive that is attributable to accrued interest will be treated as interest income and will not be treated as part of the amount realized for purposes of determining your gain or loss on the disposition. If, however, the subordinated debentures are treated as having OID, the adjusted tax basis of the preferred securities would be increased by OID included in your gross income to the date of disposition, and decreased by payments received on the preferred securities in respect of the OID. Any gain or loss generally will be capital gain or loss, and generally will be a long-term capital gain or loss if you have held the preferred securities as a capital asset for more than one year. In the case of individuals, trusts and estates, long-term capital gains generally are taxed at a lower rate than short-term capital gains. Subject to certain limited exceptions, capital losses generally cannot be applied to offset ordinary income.

Non-United States Persons

         The following discussion applies only to beneficial owners of preferred securities who are not United States Persons as defined above under "General." Under present United States federal income tax law, if you are not engaged in a trade or business in the United States, no withholding of United States federal income tax will be required with respect to payments of principal or interest, including any OID, on the preferred securities or the subordinated debentures, provided that:

         o you do not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote;

         o you are not a controlled foreign corporation as defined in the Internal Revenue Code that is related to us through stock ownership;

         o    you are not a foreign private foundation;

         o    you are not a bank whose receipt of interest is described in
              Section 881(c)(3)(A) of the Internal Revenue Code; and

         o either (a) you provide your name and address on IRS Form W-8BEN or other appropriate form and certify, under penalties of perjury, that you are not a United States Person, or (b) generally, a financial institution holding the preferred securities (or subordinated debentures) on your behalf certifies, under penalties of perjury, that it has received an IRS Form W-8BEN or other appropriate form from you and provides us a copy.

         If you do not satisfy the requirements described above, or if it were determined that the subordinated debentures should be classified as equity and not debt, payments made to you will be subject to a 30% United States federal withholding tax, unless you provide us or our paying agent with a properly executed (a) IRS Form W-8BEN or other appropriate form claiming an exemption from, or a reduction of, withholding tax under the benefit of an applicable tax treaty; or (b) IRS Form W-8ECI or other appropriate form stating that interest received on the preferred securities or subordinated debentures is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the United States.

         No withholding of United States federal income tax will be required with respect to any gain realized by you upon the sale or other disposition of preferred securities or subordinated debentures if you provide appropriate documentation that you are not a United States Person.

         If you are engaged in a trade or business in the United States and income on the preferred securities or the subordinated debentures is effectively connected with the conduct of that trade or business, you will be subject to United States federal income tax on that income on a net income basis in the same manner as if you were a United States Person. In addition, if you are a foreign corporation, you may be subject to a 30% branch profits tax. Any gain realized upon the sale or disposition of preferred securities or subordinated debentures generally will not be subject to United States federal income tax unless (a) the gain is effectively connected with a United States trade or business conducted by you; or (b) if you are a non-United States Person who is an individual, you are present in the United States for 183 days or more in the taxable year of the sale or other disposition.

         The consequences of acquiring, owning and disposing of the preferred securities or subordinated debentures by non-United States Persons may be modified by an applicable tax treaty. Non-United States Persons should consult their tax advisors about the rules concerning the tax consequences to them of acquiring, owning and disposing of the preferred securities or debentures, including withholding on payments to non-United States Persons and the potential application of tax treaties.

Information Reporting and Backup Withholding

         The amount of interest paid and any OID accrued on the subordinated debentures held directly or through the preferred securities by United States Persons, other than corporations and other exempt recipients, will be reported annually to the IRS. The amount of such income will be reported to holders by January 31st following each calendar year.

         Backup withholding will apply to payments of interest, dividends and payments of redemption or other disposition proceeds to you if you are a non-exempt United States Person unless you furnish your taxpayer identification number in the manner prescribed in applicable Treasury regulations (generally, on an IRS Form W-9), certify, under penalties of perjury, that this number is correct and meet certain other conditions. The backup withholding rate is 30% in 2003, 29% in 2004 and 2005, and 28% in 2006. Any amounts withheld under the backup withholding rules will be allowable as a refund or a credit against your United States federal income tax liability, provided that the required information is furnished to the IRS.

Proposed Legislation and Other Possible Changes in Tax Laws

         On January 24, 2002, Representative Charles B. Rangel introduced in the United States House of Representatives proposed legislation known as the Emergency Worker and Investor Protection Act of 2002. The proposed legislation would, among other things, disallow an interest deduction for United States federal income tax purposes for certain indebtedness, including in the case of a United States Securities and Exchange Commission registrant: (a) any indebtedness of such registrant if such indebtedness is not shown in the certified annual report as part of the total liabilities of such registrant, and
(b) any indebtedness of an off-balance-sheet entity if the proceeds from the issuance of such indebtedness are used directly or indirectly to acquire stock (or other ownership interests) in such registrant. This legislation is proposed to be effective for instruments issued on or after the date of enactment. As drafted, this legislation would not affect the subordinated debentures or preferred securities or otherwise result in a Tax Event. However, there can be no assurance that the proposed legislation, final legislation or any other future legislative proposals, or future administrative or judicial pronouncements, will not adversely affect our ability to deduct interest on the subordinated debentures or otherwise affect the tax treatment of the transactions described in this Prospectus. Such a change could, if applicable to the preferred securities or subordinated debentures, give rise to a Tax Event, which would permit us to cause a redemption of the debentures as described above.

This discussion is included for general information only and may not be applicable depending upon your particular situation. You should consult your own tax advisors with respect to the tax consequences of the purchase, ownership and disposition of preferred securities, including the tax consequences under state, local foreign and other tax laws, and the possible effects of changes in federal or other tax laws.

Opinion of Counsel

         The opinion of Jackson Walker L.L.P. referred to in the foregoing discussion of material federal income tax considerations (the "Tax Opinion") is filed as an exhibit to the Registration Statement on Form S-2 of which this prospectus forms a part. The foregoing discussion of material federal income tax considerations includes a complete summary of the Tax Opinion.

                              ERISA CONSIDERATIONS

         Employee benefit plans that are subject to the Employee Retirement Income Security Act of 1974, or Section 4975 of the Internal Revenue Code, generally may purchase preferred securities, subject to the investing fiduciary's determination that the investment in preferred securities satisfies ERISA's fiduciary standards and other requirements applicable to investments by the plan.

         In any case, we or any of our affiliates may be considered a "party in interest" (within the meaning of ERISA) or a "disqualified person" (within the meaning of Section 4975 of the Internal Revenue Code) with respect to certain plans. These plans generally include plans maintained or sponsored by, or contributed to by, any such persons with respect to which we or any of our affiliates are a fiduciary or plans for which we or any of our affiliates provide services. The acquisition and ownership of preferred securities by a plan (or by an individual retirement arrangement or other plans described in Section 4975(e)(1) of the Internal Revenue Code) with respect to which we or any of our affiliates are considered a party in interest or a disqualified person may constitute or result in a prohibited transaction under ERISA or Section 4975 of the Internal Revenue Code, unless the preferred securities are acquired pursuant to and in accordance with an applicable exemption.

         As a result, plans with respect to which we or any of our affiliates or any affiliate of the plan are a party in interest or a disqualified person should not acquire preferred securities unless the preferred securities are acquired pursuant to and in accordance with an applicable exemption. Any other plans or other entities whose assets include plan assets subject to ERISA or
Section 4975 of the Internal Revenue Code proposing to acquire preferred securities should consult with their own counsel.

                                  UNDERWRITING

         Subject to the terms and conditions of the underwriting agreement among First Banks, the trust and the underwriters named below, for whom Stifel, Nicolaus & Company, Incorporated and Fahnestock & Co. Inc. are acting as representatives (the "Representatives"), the underwriters have severally agreed to purchase from the trust, and the trust has agreed to sell to them, an aggregate of 1,600,000 preferred securities in the amounts set forth below opposite their respective names.


                                                                                            Number of
                                                                                            Preferred
                                         Underwriters                                      Securities
                                                                                           ----------
        Stifel, Nicolaus & Company, Incorporated.....................................
        Fahnestock & Co. Inc.........................................................
                                                                                         ----------------
             Total...................................................................       1,600,000
                                                                                         ================



         Under the terms and conditions of the underwriting agreement, the underwriters are committed to accept and pay for all of the preferred securities, if any are taken. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or, in certain cases, the underwriting agreement may be terminated. In the underwriting agreement, the obligations of the underwriters are subject to approval of certain legal matters by their counsel, including the authorization and the validity of the preferred securities, and to other conditions contained in the underwriting agreement, such as receipt by the underwriters of officers' certificates and legal opinions.

         The underwriters propose to offer the preferred securities directly to the public at the public offering price set forth on the cover page of this prospectus, and to certain securities dealers (who may include the underwriters) at this price, less a concession not in excess of $ per preferred security. The underwriters may allow, and the selected dealers may reallow, a concession not in excess of $ per preferred security to certain brokers and dealers. After the preferred securities are released for sale to the public, the offering price and other selling terms may from time to time be changed by the underwriters.

         The trust has granted to the underwriters an option, exercisable within 30 days after the date of this prospectus, to purchase up to 240,000 additional preferred securities at the same price per preferred security to be paid by the underwriters for the other preferred securities being offered. If the underwriters purchase any of the additional preferred securities under this option, each underwriter will be committed to purchase the additional shares in approximately the same proportion allocated to them in the table above. The underwriters may exercise the option only for the purpose of covering over-allotments, if any, made in connection with the distribution of the preferred securities being offered.

         If the underwriters exercise their option to purchase additional preferred securities, the trust will issue and sell to us additional common securities and we will issue and sell subordinated debentures to the trust in an aggregate principal amount equal to the total aggregate liquidation amount of the additional preferred securities being purchased under the option and the additional common securities sold to First Banks.

         The table below shows the price and proceeds on a per preferred security and aggregate basis. The proceeds to be received by the trust as shown in the table below do not reflect estimated expenses of $325,000 payable by First Banks.

                                                                          Per Preferred
                                                                             Security                Total
                                                                          -------------           ------------
        Public Offering Price......................................           $25.00               $40,000,000
        Proceeds to First Preferred Capital Trust IV...............           $25.00               $40,000,000


         First Banks has agreed to pay the underwriters $    per preferred
security, or a total of $    as compensation for arranging the investment in the
subordinated debentures. Should the underwriters exercise the over-allotment
option, an aggregate of $    will be paid to the underwriters for arranging the
investment in the subordinated debentures.

         The offering of the preferred securities is made for delivery when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The underwriters reserve the right to reject any order for the purchase of the preferred securities.

         First Banks and the trust have agreed to indemnify the several underwriters against several liabilities, including liabilities under the Securities Act of 1933.

         The preferred securities have been approved for listing on the New York Stock Exchange subject to notice of issuance. The Representatives have advised the trust that they presently intend to make a market in the preferred securities after the commencement of trading on the New York Stock Exchange, but no assurances can be made as to the liquidity of the preferred securities or that an active and liquid market will develop or, if developed, that the market will continue. The offering price and distribution rate have been determined by negotiations among representatives of First Banks and the underwriters, and the offering price of the preferred securities may not be indicative of the market price following the offering. The Representatives will have no obligation to make a market in the preferred securities, however, and may cease market-making activities, if commenced, at any time.

         In connection with the offering, the underwriters may engage in transactions that are intended to stabilize, maintain or otherwise affect the price of the preferred securities during and after the offering, such as the following:

         o the underwriters may over-allot or otherwise create a short position in the preferred securities for their own account by selling more preferred securities than have been sold to them;

         o the underwriters may elect to cover any short position by purchasing preferred securities in the open market or by exercising the over-allotment option;

         o the underwriters may stabilize or maintain the price of the preferred securities by bidding;

         o the underwriters may engage in passive market making transactions; and

         o the underwriters may impose penalty bids, under which selling concessions allowed to syndicate members or other broker-dealers participating in this offering are reclaimed if preferred securities previously distributed in the offering are repurchased in connection with stabilization transactions or otherwise.

         The effect of these transactions may be to stabilize or maintain the market price at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of the preferred securities to the extent that it discourages resales. No representation is made as to the magnitude or effect of any such stabilization or other transactions. Such transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time. Because they may view the preferred securities as interests in a direct participation program, the offer and sale of the preferred securities is being made in compliance with the provisions of Rule 2810 under the NASD Conduct Rules.

         Some of the underwriters have previously performed other investment banking services for First Banks and its subsidiaries. An affiliate of James F. Dierberg, our Chairman and Chief Executive Officer, is the owner of 300,000 shares of common stock (or approximately 4.23% of the outstanding common stock) of Stifel Financial Corp., the parent company of Stifel, Nicolaus & Company, Incorporated.

                                  LEGAL MATTERS

         Legal matters, including matters relating to federal income tax considerations, for First Banks and the trust will be passed upon by Jackson Walker L.L.P., Dallas, Texas, counsel to First Banks and the trust. Certain legal matters will be passed upon for the underwriters by Bryan Cave LLP, St. Louis, Missouri. Jackson Walker L.L.P. and Bryan Cave LLP will rely on the opinion of Richards, Layton & Finger, Wilmington, Delaware, as to matters of Delaware law.

                         WHERE YOU CAN FIND INFORMATION

         This prospectus is a part of a Registration Statement on Form S-2 filed by us and the trust with the SEC under the Securities Act, with respect to the preferred securities, the subordinated debentures and the guarantee. This prospectus does not contain all the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the securities offered by this prospectus, reference is made to the registration statement, including the exhibits to the registration statement and documents incorporated by reference. Statements contained in this prospectus concerning the provisions of such documents are necessarily summaries of such documents and each such statement is qualified in its entirety by reference to the copy of the applicable document filed with the SEC.

         We file periodic reports and other information with the SEC. Our filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also inspect and copy these materials at the public reference facilities of the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information.

         The trust is not currently subject to the information reporting requirements of the Securities Exchange Act of 1934 and although the trust will become subject to such requirements upon the effectiveness of the registration statement, it is not expected that the trust will be required to file separate reports under the Securities Exchange Act.

         Each holder of the trust securities will receive a copy of our annual report at the same time as we furnish the annual report to the holders of our common stock.

                                     EXPERTS

         The consolidated financial statements of First Banks, Inc. as of December 31, 2001 and 2000, and for each of the years in the three-year period ended December 31, 2001, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                       DOCUMENTS INCORPORATED BY REFERENCE

         We "incorporate by reference" into this prospectus the information in documents we file with the SEC, which means that we can disclose important information to you through those documents. The information incorporated by reference is an important part of this prospectus. Some information contained in this prospectus updates the information incorporated by reference. We incorporate by reference the documents listed below:

         (a) our Annual Report on Form 10-K for the year ended December 31, 2001, filed with the SEC on March 25, 2002;

         (b) our Quarterly Report on Form 10-Q for the quarter ended March 31, 2002, filed with the SEC on May 13, 2002;

         (c) our Quarterly Report on Form 10-Q for the quarter ended June 30, 2002, filed with the SEC on August 12, 2002;

         (d) our Quarterly Report on Form 10-Q for the quarter ended September 30, 2002, filed with the SEC on November 12, 2002; and

         (e) our Current Reports on Form 8-K, filed with the SEC on January 29, 2002 and January 3, 2003.


         You may request, and we will provide, a copy of these filings at no cost by contacting Lisa K. Vansickle, our Senior Vice President and Controller, at the following address and phone number:

                          First Banks, Inc.
                          600 James S. McDonnell Blvd.
                          Mail Stop M1-199-014
                          Hazelwood, Missouri 63042
                          (314) 592-5000

                                First Banks, Inc.

                   Index to Consolidated Financial Statements

       First Banks, Inc. and Subsidiaries Consolidated Financial Statements

       Independent Auditors' Report................................................................    F-1

       Consolidated Balance Sheets as of September 30, 2002 (unaudited)
          and December 31, 2001 and 2000...........................................................    F-2

       Consolidated Statements of Income for the nine months ended September 30,
          2002 and 2001 (unaudited) and for the years
          ended December 31, 2001, 2000 and 1999...................................................    F-4

       Consolidated Statements of Changes in Stockholders' Equity and
          Comprehensive Income for the nine months ended September 30, 2002
          (unaudited) and for the years ended
          December 31, 2001, 2000 and 1999.........................................................    F-5

       Consolidated Statements of Cash Flows for the nine months ended September
          30, 2002 and 2001 (unaudited) and for
          the years ended December 31, 2001, 2000 and 1999.........................................    F-6



                          INDEPENDENT AUDITORS' REPORT




[KPMG LOGO]



The Board of Directors and Stockholders
First Banks, Inc.:

We have audited the accompanying consolidated balance sheets of First Banks, Inc. and subsidiaries (the Company) as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in stockholders' equity and comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the financial position of First Banks, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

As discussed in note 1 to the consolidated financial statements, the Company changed its method of accounting for derivative instruments and hedging activities in 2001.

                                       /s/ KPMG LLP
                                       ------------


St. Louis, Missouri
March 15, 2002

                               FIRST BANKS, INC.

                           CONSOLIDATED BALANCE SHEETS
        (dollars expressed in thousands, except share and per share data)



                                                                                                December 31,
                                                                            September 30,    -----------------
                                                                                2002         2001         2000
                                                                                ----         ----         ----
                                                                             (unaudited)
                                     ASSETS
                                     ------

Cash and cash equivalents:
     Cash and due from banks..............................................  $  165,251      181,522      167,474
     Interest-bearing deposits with other financial institutions
       with maturities of three months or less............................       2,093        4,664        4,005
     Federal funds sold...................................................      79,300       55,688       26,800
                                                                            ----------    ---------    ---------
          Total cash and cash equivalents.................................     246,644      241,874      198,279
                                                                            ----------    ---------    ---------

Investment securities:
     Available for sale, at fair value....................................     895,491      610,466      539,386
     Held to maturity, at amortized cost (fair value of $20,037 at September 30, 2002, $20,812 and $24,507 at
       December 31, and 2000, respectively)...............................      19,384       20,602       24,148
                                                                            ----------    ---------    ---------
          Total investment securities.....................................     914,875      631,068      563,534
                                                                            ----------    ---------     --------

Loans:
     Commercial, financial and agricultural...............................   1,468,228    1,532,875    1,372,196
     Real estate construction and development.............................     983,346      954,913      809,682
     Real estate mortgage.................................................   2,518,374    2,445,847    2,202,857
     Lease financing......................................................     141,834      148,971      124,088
     Consumer and installment.............................................      98,376      124,542      181,602
     Loans held for sale..................................................     261,258      204,206       69,105
                                                                            ----------    ---------    ---------
          Total loans.....................................................   5,471,416    5,411,354    4,759,530
     Unearned discount....................................................      (7,396)      (2,485)      (7,265)
     Allowance for loan losses............................................    (109,875)     (97,164)     (81,592)
                                                                            ----------    ---------    ---------
          Net loans.......................................................   5,354,145    5,311,705    4,670,673
                                                                            ----------    ---------    ---------

Derivative instruments....................................................     101,872       54,889        3,759
Bank premises and equipment, net of accumulated
     depreciation and amortization........................................     155,419      149,604      114,771
Goodwill .................................................................     127,760      115,860       85,021
Bank owned life insurance.................................................      91,216       87,200       83,292
Accrued interest receivable...............................................      33,953       37,349       45,226
Deferred income taxes.....................................................      97,182       94,546       77,956
Other assets..............................................................      48,468       54,356       34,180
                                                                            ----------    ---------     --------
          Total assets....................................................  $7,171,534    6,778,451     5,876,691
                                                                            ==========    =========     =========
The accompanying notes are an integral part of the consolidated financial statements.

                               FIRST BANKS, INC.

                     CONSOLIDATED BALANCE SHEETS (CONTINUED)
        (dollars expressed in thousands, except share and per share data)


                                                                                                 December 31,
                                                                             September 30, -----------------------
                                                                                2002         2001          2000
                                                                                ----         ----          ----
                                                                             (unaudited)
                                   LIABILITIES
                                   -----------
Deposits:
     Demand:
       Non-interest-bearing...............................................  $  954,017      921,455      808,251
       Interest-bearing...................................................     765,390      629,015      448,146
     Savings..............................................................   2,026,734    1,832,939    1,447,898
     Time:
       Time deposits of $100 or more......................................     496,118      484,201      499,956
       Other time deposits................................................   1,783,444    1,816,294    1,808,164
                                                                            ----------   ----------    ---------
          Total deposits..................................................   6,025,703    5,683,904    5,012,415
Short-term borrowings.....................................................     214,054      243,134      140,569
Note payable..............................................................          --       27,500       83,000
Guaranteed preferred beneficial interests in:
     First Banks, Inc. subordinated debentures............................     222,259      191,539      138,569
     First Banks America, Inc. subordinated debentures....................      45,373       44,342       44,280
Accrued interest payable..................................................      13,466       16,006       23,227
Deferred income taxes.....................................................      63,016       43,856       15,031
Accrued expenses and other liabilities....................................      61,685       61,515       52,687
Minority interest in subsidiary...........................................      19,784       17,998       14,067
                                                                            ----------   ----------    ---------
          Total liabilities...............................................   6,665,340    6,329,794    5,523,845
                                                                            ----------   ----------    ---------

                              STOCKHOLDERS' EQUITY
                              --------------------
Preferred stock:
     $1.00 par value, 5,000,000 shares authorized, no shares
       issued and outstanding at September 30, 2002, December 31, 2001
       and 2000...........................................................          --           --           --
     Class A convertible, adjustable rate, $20.00 par value, 750,000
       shares authorized, 641,082 shares issued and outstanding...........      12,822       12,822       12,822
     Class B adjustable rate, $1.50 par value, 200,000 shares
       authorized, 160,505 shares issued and outstanding..................         241          241          241
Common stock, $250.00 par value, 25,000 shares authorized,
     23,661 shares issued and outstanding.................................       5,915        5,915        5,915
Additional paid-in capital................................................       5,950        6,074        2,267
Retained earnings.........................................................     419,146      389,308      325,580
Accumulated other comprehensive income....................................      62,120       34,297        6,021
                                                                            ----------   ----------     --------
          Total stockholders' equity......................................     506,194      448,657      352,846
                                                                            ----------   ----------     --------
          Total liabilities and stockholders' equity......................  $7,171,534    6,778,451    5,876,691
                                                                            ==========   ==========    =========




                               FIRST BANKS, INC.

                        CONSOLIDATED STATEMENTS OF INCOME
             (dollars expressed in thousands, except per share data)

                                                                Nine Months Ended
                                                                  September 30,         Years Ended December 31,
                                                            ------------------------  ----------------------------
                                                              2002          2001       2001       2000      1999
                                                              ----          ----       ----       ----      ----
                                                           (unaudited)   (unaudited)

Interest income:
     Interest and fees on loans...........................    $ 293,904    315,098    412,153    390,332   323,207
     Investment securities:
       Taxable............................................       22,965     20,233     26,244     27,331    26,206
       Nontaxable.........................................        1,403        686        888        961       937
     Federal funds sold and other.........................        1,454      4,100      5,458      4,202     2,732
                                                              ---------   --------    -------    -------   -------
          Total interest income...........................      319,726    340,117    444,743    422,826   353,082
                                                              ---------   --------    -------    -------   -------
Interest expense:
     Deposits:
       Interest-bearing demand............................        5,739      5,372      7,019      5,909     5,098
       Savings............................................       27,253     39,927     50,388     51,656    44,101
       Time deposits of $100 or more......................       14,803     22,117     28,026     20,654    11,854
       Other time deposits................................       51,837     76,629     97,105     99,603    84,639
     Interest rate exchange agreements, net...............           --         --         --         --     5,397
     Short-term borrowings................................        2,635      5,000      5,847      5,881     3,983
     Note payable.........................................          839      2,328      2,629      3,976     3,629
     Guaranteed preferred debentures......................       18,629     13,467     18,590     13,173    12,050
                                                              ---------   --------    -------    -------   -------
          Total interest expense..........................      121,735    164,840    209,604    200,852   170,751
                                                              ---------   --------    -------    -------   -------
          Net interest income.............................      197,991    175,277    235,139    221,974   182,331
Provision for loan losses.................................       38,700     13,910     23,510     14,127    13,073
                                                              ---------   --------    -------    -------   -------
          Net interest income after provision
              for loan losses.............................      159,291    161,367    211,629    207,847   169,258
                                                              ---------   --------    -------    -------   -------
Noninterest income:
     Service charges on deposit accounts and
       customer service fees..............................       21,985     16,268     22,865     19,794    17,676
     Gain on mortgage loans sold and held for sale........       20,316      9,718     14,983      7,806     6,909
     Gain on sale of credit card portfolio,
       net of expenses....................................           --      1,853      1,853         --        --
     Net gain (loss) on sales of
       available-for-sale securities......................           90       (145)    18,722        168       791
     Gain on sales of branches, net of expenses...........           --         --         --      1,355     4,406
     Bank-owned life insurance investment income..........        4,318      3,069      4,415      4,314     3,919
     Net gain on derivative instruments...................        1,714     14,401     18,583         --        --
     Other................................................       16,417     12,580     17,188      9,341     7,949
                                                              ---------   --------    -------    -------   -------
          Total noninterest income........................       64,840     57,744     98,609     42,778    41,650
                                                              ---------   --------    -------    -------   -------
Noninterest expense:
     Salaries and employee benefits.......................       84,506     68,889     93,452     73,391    61,524
     Occupancy, net of rental income......................       15,938     12,379     17,432     14,675    12,518
     Furniture and equipment..............................       12,730      8,845     12,612     11,702     8,520
     Postage, printing and supplies.......................        4,205      3,528      4,869      4,431     4,244
     Information technology fees..........................       24,411     19,891     26,981     22,359    18,567
     Legal, examination and professional fees.............        6,463      5,415      6,988      4,523     9,109
     Amortization of intangibles associated with the
       purchase of subsidiaries...........................        1,480      5,573      8,248      5,297     4,401
     Communications.......................................        2,375      2,223      3,247      2,625     2,488
     Advertising and business development.................        4,132      4,405      5,237      4,331     3,734
     Other................................................       18,992     26,213     32,605     14,656    13,652
                                                              ---------   --------    -------    -------   -------
          Total noninterest expense.......................      175,232    157,361    211,671    157,990   138,757
                                                                   ---------   --------    -------    -------   -------
          Income before provision for income
             taxes, minority interest in income
             of subsidiary and cumulative effect
             of change in accounting principle............       48,899     61,750     98,567     92,635    72,151
Provision for income taxes................................       17,471     24,120     30,048     34,482    26,313
                                                              ---------   --------    -------    -------   -------
          Income before minority interest in income
             of subsidiary and cumulative effect of
             change in accounting principle...............       31,428     37,630     68,519     58,153    45,838
Minority interest in income of subsidiary.................        1,066      1,622      2,629      2,046     1,660
                                                              ---------   --------    -------    -------   -------
          Income before cumulative effect of change in
             accounting principle.........................       30,362     36,008     65,890     56,107    44,178

Cumulative effect of change in accounting principle,
     net of tax...........................................           --     (1,376)    (1,376)        --        --
                                                              ---------   --------    -------    -------   -------
          Net income......................................       30,362     34,632     64,514     56,107    44,178
Preferred stock dividends.................................          524        524        786        786       786
                                                              ---------   --------    -------    -------   -------
          Net income available to common stockholders.....    $  29,838     34,108     63,728     55,321    43,392
                                                              =========   ========    =======    =======   =======

                               FIRST BANKS, INC.

                  CONSOLIDATED STATEMENTS OF INCOME (CONTINUED)
             (dollars expressed in thousands, except per share data)

                                                               Nine Months Ended
                                                                  September 30,        Years Ended December 31,
                                                            ------------------------  ----------------------------
                                                              2002          2001       2001       2000      1999
                                                              ----          ----       ----       ----      ----
                                                           (unaudited)   (unaudited)

Earnings per common share:
     Basic:
       Income before cumulative effect of change in
          accounting principle............................    $1,261.05    1,499.67  2,751.54   2,338.04  1,833.91
       Cumulative effect of change in accounting
           principle, net of tax..........................           --      (58.16)   (58.16)        --        --
                                                              ---------   ---------  --------   --------  --------
       Basic..............................................    $1,261.05    1,441.51  2,693.38   2,338.04  1,833.91
                                                              =========   =========  ========   ========  ========
     Diluted:
       Income before cumulative effect of change in
          accounting principle............................    $1,246.05    1,468.14  2,684.93   2,267.41  1,775.47
       Cumulative effect of change in accounting
          principle, net of tax...........................           --      (58.16)   (58.16)        --        --
                                                              ---------   ---------  --------   --------  --------
       Diluted............................................    $1,246.05    1,409.98  2,626.77   2,267.41  1,775.47
                                                              =========   =========  ========   ========  ========

Weighted average shares of common stock outstanding.......       23,661      23,661    23,661     23,661    23,661
                                                              =========   =========  ========   ========  ========

The accompanying notes are an integral part of the consolidated financial statements.


                                                              FIRST BANKS, INC.

                            CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME
                             Nine Months Ended September 30, 2002 and Three Years Ended December 31, 2001
                                         (dollars expressed in thousands, except per share data)
                                                     Adjustable Rate                                       Accu-
                                                     Preferred Stock                                      mulated
                                                     ---------------                                       Other   Total
                                                   Class A                   Additional Compre-           Compre-  Stock-
                                                   Conver-            Common  Paid-in   hensive Retained hensive  holders'
                                                    tible    Class B   Stock  Capital   Income  Earnings  Income   Equity
                                                    -----    -------   -----  -------   ------  --------  ------  --------
Consolidated balances, January 1, 1999...........  $12,822     241     5,915     780             231,867 11,738   263,363
Year ended December 31, 1999:
    Comprehensive income:
      Net income.................................       --      --       --       --    44,178    44,178     --    44,178
      Other comprehensive income, net of tax:
        Unrealized losses on securities, net of
        reclassification adjustment (1)..........       --      --       --       --    (9,388)       -- (9,388)   (9,388)
                                                                                       -------
      Comprehensive income.......................                                       34,790
                                                                                       =======
    Class A preferred stock dividends,
       $1.20 per share...........................       --      --        --      --                (769)    --      (769)
    Class B preferred stock dividends,
       $0.11 per share...........................       --      --        --      --                 (17)    --       (17)
    Effect of capital stock transactions of
       majority-owned subsidiary.................       --      --        --  (3,273)                 --     --    (3,273)
    Reclassification of retained earnings........       --      --        --   5,000              (5,000)    --        --
    Reduction of deferred tax asset
       valuation allowance.......................       --      --        --     811                  --     --       811
                                                   -------    ----    ------  ------            -------- ------   -------
Consolidated balances, December 31, 1999.........   12,822     241     5,915   3,318             270,259  2,350   294,905
Year ended December 31, 2000:
    Comprehensive income:
      Net income.................................       --      --       --       --    56,107    56,107     --    56,107
      Other comprehensive income, net of tax:
        Unrealized gains on securities, net of
        reclassification adjustment (1)..........       --      --       --       --     3,671        --  3,671     3,671
                                                                                       -------
      Comprehensive income.......................                                       59,778
                                                                                       =======
    Class A preferred stock dividends,
       $1.20 per share...........................       --      --        --      --                (769)    --      (769)
    Class B preferred stock dividends,
       $0.11 per share...........................       --      --        --      --                 (17)    --       (17)
    Effect of capital stock transactions of
       majority-owned subsidiary.................       --      --        --   (1,051)                 --     --    (1,051)
                                                   -------    ----     -----   ------            ------- ------   -------
Consolidated balances, December 31, 2000.........   12,822     241     5,915   2,267             325,580  6,021   352,846
Year ended December 31, 2001:
    Comprehensive income:
      Net income.................................       --      --        --      --    64,514    64,514     --    64,514
      Other comprehensive income, net of tax:
        Unrealized gains on securities, net of
          reclassification adjustment (1)........       --      --        --      --    (1,871)       -- (1,871)   (1,871)
        Derivative instruments:
          Cumulative effect of change in
           accounting principle, net.............       --      --        --      --     9,069            9,069     9,069
          Current period transactions............       --      --        --      --    27,021           27,021    27,021
          Reclassification to earnings...........       --      --        --      --    (5,943)          (5,943)   (5,943)
                                                                                       -------
      Comprehensive income.......................                                       92,790
                                                                                       =======
    Class A preferred stock dividends,
       $1.20 per share...........................       --      --        --      --                (769)    --      (769)
    Class B preferred stock dividends,
       $0.11 per share...........................       --      --        --      --                 (17)    --       (17)
    Effect of capital stock transactions of
       majority-owned subsidiary.................       --      --        --   3,807                  --     --     3,807
                                                   -------    ----     -----  ------             ------- ------   -------
Consolidated balances, December 31, 2001.........   12,822     241     5,915   6,074             389,308 34,297   448,657
Nine months ended September 30, 2002 (unaudited):
    Comprehensive income:
      Net income.................................       --      --        --      --    30,362    30,362     --    30,362
      Other comprehensive income, net of tax:
        Unrealized gains on securities, net of
          reclassification adjustment (1)........       --      --        --      --     7,121        --  7,121     7,121
        Derivative instruments:
          Current period transactions............       --      --        --      --    20,702        -- 20,702    20,702
                                                                                       -------
      Comprehensive income.......................                                       58,185
                                                                                       =======


    Class A preferred stock dividends,
       $0.80 per share...........................       --      --        --      --                (513)    --      (513)
    Class B preferred stock dividends,
       $0.07 per share...........................       --      --        --      --                 (11)    --       (11)
    Effect of capital stock transactions of
       majority-owned subsidiary.................       --      --        --    (124)                 --     --      (124)
                                                   -------    ----     -----  ------             ------- ------   -------
Consolidated balances, September 30, 2002
    (unaudited)..................................  $12,822     241     5,915   5,950             419,146 62,120   506,194
                                                   =======    ====     =====  ======             ======= ======   =======



-------------------------
(1) Disclosure of reclassification adjustment:

                                                                         Nine Months Ended
                                                                            September 30,                Years Ended December 31,
                                                                         -------------------          ----------------------------
                                                                          2002         2001            2001        2000      1999
                                                                          ----         ----            ----        ----      ----

     Unrealized gains (losses) on investment
        securities arising during the period......................      $ 7,180      10,461            10,298      3,780   (8,874)
     Less reclassification adjustment for
        gains (losses) included in net income.....................           59         (94)           12,169        109      514
                                                                        -------      ------            ------      -----   ------
     Unrealized gains (losses) on
        investment securities.....................................      $ 7,121      10,555            (1,871)     3,671   (9,388)
                                                                        =======      ======            ======      =====   ======

The accompanying notes are an integral part of the consolidated financial statements.

                               FIRST BANKS, INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                        (dollars expressed in thousands)

                                                                     Nine Months Ended
                                                                       September 30,           Years Ended December 31,
                                                                  ----------------------     ---------------------------
                                                                     2002          2001      2001        2000       1999
                                                                     ----          ----      ----        ----       ----
                                                                  (unaudited)   (unaudited)

Cash flows from operating activities:
     Net income................................................. $  30,362      34,632      64,514      56,107     44,178
     Adjustments to reconcile net income to net cash
       (used in) provided by operating activities:
          Cumulative effect of change in
              accounting principle, net of tax..................        --       1,376       1,376          --         --
          Depreciation and amortization of
              bank premises and equipment.......................    13,857       8,954      12,713       9,536      7,609
          Amortization, net of accretion........................    11,869       6,641      11,203       8,370     12,632
          Originations and purchases of loans held for sale.....(1,299,522) (1,088,069) (1,524,156)   (532,178)  (452,941)
          Proceeds from sales of loans held for sale............ 1,092,359     982,205   1,348,772     413,247    507,077
          Provision for loan losses.............................    38,700      13,910      23,510      14,127     13,073
          Provision for income taxes............................    17,471      24,120      30,048      34,482     26,313
          Payments of income taxes..............................   (18,096)    (21,290)    (19,297)    (10,525)   (23,904)
          Decrease (increase) in accrued interest receivable....     3,891       5,488      11,513      (7,338)    (3,164)
          Interest accrued on liabilities.......................   121,735     164,840     209,604     200,852    170,751
          Payments of interest on liabilities...................  (125,303)   (165,105)   (218,329)   (190,937)  (166,106)
          Gain on mortgage loans sold and held for sale.........   (20,316)     (9,718)    (14,983)     (7,806)    (6,909)
          Gain on sale of credit card portfolio,
              net of expenses...................................        --      (1,853)     (1,853)         --         --
          Net (gain) loss on sales of available-for-sale
              investment securities.............................       (90)        145     (18,722)       (168)      (791)
          Gain on sales of branches, net of expenses............        --          --          --      (1,355)    (4,406)
          Net gain on derivative instruments....................    (1,714)    (14,401)    (18,583)         --         --
          Other operating activities, net.......................    13,381     (18,928)      4,690      (3,978)     8,330
          Minority interest in income of subsidiary.............     1,066       1,622       2,629       2,046      1,660
                                                                ----------  ----------  ----------     -------   --------
               Net cash (used in) provided by
                 operating activities..........................   (120,350)    (75,431)    (95,351)    (15,518)   133,402
                                                                ----------  ----------  ----------    --------   --------

Cash flows from investing activities:
     Cash received (paid) for acquired entities, net of
       cash and cash equivalents (paid) received................    44,097          --       6,351     (86,106)   (15,961)
     Proceeds from sales of investment securities...............    55,130      74,991      85,824      46,279     63,938
     Maturities of investment securities available for sale.....   855,121     425,492     762,548     347,642    350,940
     Maturities of investment securities held to maturity.......     3,456       2,765       4,292       1,169      2,708
     Purchases of investment securities available for sale......  (957,312)   (455,190)   (822,593)   (289,875)  (288,023)
     Purchases of investment securities held to maturity........    (2,260)       (240)       (750)     (3,806)    (2,627)
     Proceeds from terminations of derivative instruments.......        --       5,396      22,203          --         --
     Net decrease (increase) in loans...........................   114,333      57,944      (6,252)   (339,575)  (268,238)
     Recoveries of loans previously charged-off.................    11,692       7,202       9,469       9,842      9,281
     Purchases of bank premises and equipment...................   (13,576)    (29,212)    (36,452)    (30,856)   (17,099)
     Other investing activities.................................     8,622       3,147        (331)      5,052        (10)
                                                                ----------  ----------  ----------     -------   --------
               Net cash provided by (used in)
                 investing activities...........................   119,303      92,295      24,309    (340,234)  (165,091)
                                                                ----------  ----------  ----------    --------   --------

Cash flows from financing activities:
     Increase (decrease) in demand and savings deposits.........   213,963     148,576     299,466     155,058    (72,895)
     (Decrease) increase in time deposits.......................  (157,154)    (95,111)   (254,748)    129,008    144,499
     (Decrease) increase in federal funds purchased.............   (81,000)         --      70,000     (27,100)        --
     Decrease in Federal Home Loan Bank advances................   (10,600)         --      (5,000)         --    (50,000)
     Increase (decrease) in securities sold
       under agreements to repurchase...........................    44,399      (5,417)      8,438      52,015      2,223
     Advances drawn on note payable.............................    36,500       5,000      69,500     137,000     32,000
     Repayments of note payable.................................   (64,000)    (58,500)   (125,000)   (118,000)   (18,048)
     Proceeds from issuance of guaranteed preferred
       subordinated debentures..................................    24,233          --      52,767      55,050         --
     Sales of branch deposits...................................        --          --          --         892    (49,172)
     Payment of preferred stock dividends.......................      (524)       (524)       (786)       (786)      (786)
     Other financing activities, net............................        --         (94)         --          --         --
                                                                ----------  ----------  ----------    --------   --------
               Net cash provided by (used in)
                 financing activities...........................     5,817      (6,070)    114,637     383,137    (12,179)
                                                                ----------  ----------  ----------    --------   --------
               Net increase (decrease) in cash
                 and cash equivalents...........................     4,770      10,794      43,595      27,385    (43,868)
Cash and cash equivalents, beginning of period..................   241,874     198,279     198,279     170,894    214,762
                                                                ----------  ----------  ----------    --------   --------
Cash and cash equivalents, end of period........................$  246,644     209,073     241,874     198,279    170,894
                                                                ==========  ==========  ==========    ========   ========

Noncash investing and financing activities:
     Reduction of deferred tax asset valuation reserve..........$       --         565       4,971       1,267         --
     Loans transferred to other real estate.....................     3,584       2,821       3,493       1,761      4,039
     Loans exchanged for and transferred to available-for-sale
       investment securities....................................        --          --          --      37,634         --
     Loans held for sale exchanged for and transferred
       to available-for-sale investment securities..............   149,830         753          --      19,805      3,985
     Loans held for sale transferred to loans...................     2,923      35,074      38,343      72,847     32,982
                                                                ==========  ==========  ==========    ========   ========

The accompanying notes are an integral part of the consolidated financial statements.

                               FIRST BANKS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         The following is a summary of the significant accounting policies followed by First Banks, Inc. and subsidiaries (First Banks or the Company):

         Basis of Presentation. The accompanying consolidated financial statements of First Banks have been prepared in accordance with accounting principles generally accepted in the United States of America and conform to predominant practices within the banking industry. Management of First Banks has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

         Principles of Consolidation. The consolidated financial statements include the accounts of the parent company and its subsidiaries, net of minority interest, as more fully described below. All significant intercompany accounts and transactions have been eliminated. Certain reclassifications of 2000 and 1999 amounts have been made to conform with the 2001 presentation.
         First Banks operates through its subsidiary bank holding companies and subsidiary financial institutions (collectively referred to as the Subsidiary Banks) as follows:

         Union Financial Group, Ltd., headquartered in Swansea, Illinois (UFG)
            and its wholly owned subsidiary:
              First Bank, headquartered in St. Louis County, Missouri
                 (First Bank);
         First Capital Group, Inc., headquartered in Albuquerque, New Mexico
            (FCG);
         First Banks America, Inc., headquartered in San Francisco, California
            (FBA) and its wholly owned subsidiaries:
              The San Francisco Company, headquartered in San Francisco,
                 California (SFC), and its wholly owned subsidiary:
                     First Bank & Trust, headquartered in San Francisco,
                         California (FB&T).

         The Subsidiary Banks are wholly owned by their respective parent companies except FBA, which was 83.37% owned by First Banks at December 31, 1999. On October 31, 2000, FBA issued 6,530,769 shares of its common stock to First Banks in conjunction with FBA's acquisition of First Bank & Trust, a wholly owned subsidiary of First Banks. This transaction increased First Banks' ownership interest in FBA to approximately 92.82%. On October 31, 2001, FBA issued 803,757 shares of its common stock to First Banks in conjunction with FBA's acquisition of BYL Bancorp. First Banks owned 93.69% of FBA at December 31, 2001.

         Cash and Cash Equivalents. Cash, due from banks, federal funds sold and interest-bearing deposits with original maturities of three months or less are considered to be cash and cash equivalents for purposes of the consolidated statements of cash flows.
         The Subsidiary Banks are required to maintain certain daily reserve balances on hand in accordance with regulatory requirements. These reserve balances maintained in accordance with such requirements were $24.2 million and $22.3 million at December 31, 2001 and 2000, respectively.

         Investment Securities. The classification of investment securities available for sale or held to maturity is determined at the date of purchase. First Banks does not engage in the trading of investment securities.
         Investment securities designated as available for sale, which include any security that First Banks has no immediate plan to sell but which may be sold in the future under different circumstances, are stated at fair value. Realized gains and losses are included in noninterest income upon commitment to sell, based on the amortized cost of the individual security sold. Unrealized gains and losses are recorded, net of related income tax effects, in accumulated other comprehensive income. All previous fair value adjustments included in the separate component of accumulated other comprehensive income are reversed upon sale.
         Investment securities designated as held to maturity, which include any security that First Banks has the positive intent and ability to hold to maturity, are stated at cost, net of amortization of premiums and accretion of discounts computed on the level-yield method taking into consideration the level of current and anticipated prepayments.

         Loans Held for Portfolio. Loans held for portfolio are carried at cost, adjusted for amortization of premiums and accretion of discounts using the interest method. Interest and fees on loans are recognized as income using the interest method. Loan origination fees are deferred and accreted to interest income over the estimated life of the loans using the interest method. Loans held for portfolio are stated at cost as First Banks has the ability and it is management's intention to hold them to maturity.
         The accrual of interest on loans is discontinued when it appears that interest or principal may not be paid in a timely manner in the normal course of business. Generally, payments received on nonaccrual and impaired loans are recorded as principal reductions. Interest income is recognized after all principal has been repaid or an improvement in the condition of the loan has occurred which would warrant resumption of interest accruals.
         A loan is considered impaired when it is probable that First Banks will be unable to collect all amounts due, both principal and interest, according to the contractual terms of the loan agreement. When measuring impairment, the expected future cash flows of an impaired loan are discounted at the loan's effective interest rate. Alternatively, impairment is measured by reference to an observable market price, if one exists, or the fair value of the collateral for a collateral-dependent loan. Regardless of the historical measurement method used, First Banks measures impairment based on the fair value of the collateral when foreclosure is probable. Additionally, impairment of a restructured loan is measured by discounting the total expected future cash flows at the loan's effective rate of interest as stated in the original loan agreement.
         In addition, First Banks monitors the fair value of the underlying collateral on its lease portfolio to identify any impairment as a result of a decline in the residual value of the underlying collateral, which may not be apparent from the payment performance of the lease.

         Loans Held for Sale. Loans held for sale are carried at the lower of cost or market value, which is determined on an individual loan basis. The amount by which cost exceeds market value is recorded in a valuation allowance as a reduction of loans held for sale. Changes in the valuation allowance are reflected as part of the gain on mortgage loans sold and held for sale in the statements of income in the periods in which the change occurs. Gains or losses on the sale of loans held for sale are determined on a specific identification method. Loans held for sale transferred to loans held for portfolio or available-for-sale investment securities are transferred at fair value.

         Loan Servicing Income. Loan servicing income represents fees earned for servicing real estate mortgage loans owned by investors, net of federal agency guarantee fees, interest shortfall and amortization of mortgage servicing rights. Such fees are generally calculated on the outstanding principal balance of the loans serviced and are recorded as income when earned.

         Allowance for Loan Losses. The allowance for loan losses is maintained at a level considered adequate to provide for probable losses. The provision for loan losses is based on a periodic analysis of the loans held for portfolio and held for sale, considering, among other factors, current economic conditions, loan portfolio composition, past loan loss experience, independent appraisals, loan collateral, payment experience and selected key financial ratios. As adjustments become necessary, they are reflected in the results of operations in the periods in which they become known. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses. Such agencies may require First Banks to increase its allowance for loan losses based on their judgment about information available to them at the time of their examination.

         Derivative Instruments and Hedging Activities. In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133 -- Accounting for Derivative Instruments and Hedging Activities (SFAS 133). In June 1999 and June 2000, the FASB issued SFAS No. 137 - Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133, an Amendment of FASB Statement No. 133, and SFAS No. 138 - Accounting for Derivative Instruments and Hedging Activities, an Amendment of FASB Statement No. 133, respectively. SFAS 133, as amended, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. SFAS 133, as amended, requires an entity to recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge in one of three categories. The accounting for changes in the fair value of a derivative (that is, gains and losses) depends on the intended use of the derivative and the resulting designation. Under SFAS 133, as amended, an entity that elects to apply hedge accounting is required to establish, at the inception of the hedge, the method it will use for assessing the effectiveness of the hedging derivative and the measurement approach for determining the ineffective aspect of the hedge. Those methods must be consistent with the entity's approach to managing risk.

         On January 1, 2001, First Banks implemented SFAS 133, as amended. The implementation of SFAS 133, as amended, resulted in an increase in derivative instruments of $12.5 million, an increase in deferred tax liabilities of $5.1 million and an increase in other comprehensive income of $9.1 million. In addition, First Banks recorded a cumulative effect of change in accounting principle of $1.4 million, net of taxes of $741,000, as a reduction of net income.

         First Banks utilizes derivative instruments and hedging activities to assist in the management of interest rate sensitivity and to modify the repricing, maturity and option characteristics of certain assets and liabilities. First Banks uses such derivative instruments solely to reduce its interest rate risk exposure. First Banks' accounting policies for derivative instruments and hedging activities under SFAS 133, as amended, are as follows:

         o Interest Rate Swap Agreements - Cash Flow Hedges. Interest rate swap agreements designated as cash flow hedges are accounted for at fair value. The effective portion of the change in the cash flow hedge's gain or loss is initially reported as a component of other comprehensive income and subsequently reclassified into noninterest income when the underlying transaction affects earnings. The ineffective portion of the change in the cash flow hedge's gain or loss is recorded in noninterest income on each monthly measurement date. The net interest differential is recognized as an adjustment to interest income or interest expense of the related asset or liability being hedged. In the event of early termination, the net proceeds received or paid on the interest rate swap agreements are recognized immediately in noninterest income.

         o Interest Rate Swap Agreements - Fair Value Hedges. Interest rate swap agreements designated as fair value hedges are accounted for at fair value. Changes in the fair value of the swap agreements are recognized currently in noninterest income. The change in the fair value of the underlying hedged item attributable to the hedged risk adjusts the carrying amount of the underlying hedged item and is also recognized currently in noninterest income. All changes in fair value are measured on a monthly basis. The net interest differential is recognized as an adjustment to interest income or interest expense of the related asset or liability. In the event of early termination, the net proceeds received or paid are recognized immediately in noninterest income. The cumulative change in the fair value of the underlying hedged item is deferred and amortized or accreted to noninterest income over the weighted average life of the related asset or liability. If, however, the underlying hedged item is repaid, the cumulative change in the fair value of the underlying hedged item is recognized immediately in noninterest income.

         o Interest Rate Cap and Floor Agreements. Interest rate cap and floor agreements are accounted for at fair value. Changes in the fair value of interest rate cap and floor agreements are recognized in noninterest income on each monthly measurement date.

         o Interest Rate Lock Commitments. Commitments to originate loans (interest rate lock commitments), which primarily consist of commitments to originate fixed rate residential mortgage loans, are recorded at fair value. Changes in the fair value are recognized in noninterest income on a monthly basis.

         o Forward Contracts to Sell Mortgage-Backed Securities. Forward commitments to sell mortgage-backed securities are recorded at fair value. Changes in the fair value of forward contracts to sell mortgage-backed securities are recognized in noninterest income on a monthly basis.

         Prior to the implementation of SFAS 133, interest rate swap, floor and cap agreements were accounted for on an accrual basis with the net interest differential being recognized as an adjustment to interest income or interest expense of the related asset or liability. Premiums and fees paid upon the purchase of interest rate swap, floor and cap agreements were amortized over the life of the agreements using the straight-line method. In the event of early termination of the derivative financial instruments, the net proceeds received or paid were deferred and amortized over the shorter of the remaining contract life of the derivative financial instrument or the maturity of the related asset or liability. If, however, the amount of the underlying asset or liability was repaid, then the gains or losses on the agreements were recognized immediately in the consolidated statements of income. The unamortized premiums and fees paid are included in derivative instruments in the accompanying consolidated balance sheets.
         In addition, interest rate lock commitments represented off-balance-sheet items and, therefore, were not reflected in the consolidated balance sheets. Gains and losses on forward contracts to sell mortgage-backed securities, which qualified as hedged, were deferred. The net unamortized balance of such deferred gains and losses was applied to the carrying value of the loans held for sale as part of the lower of cost or market valuation.

         Bank Premises and Equipment. Bank premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed primarily using the straight-line method over the estimated useful lives of the related assets. Amortization of leasehold improvements is calculated using the straight-line method over the shorter of the useful life of the improvement or term of the lease. Bank premises and improvements are depreciated over five to 40 years and equipment over three to seven years.

         Intangibles Associated With the Purchase of Subsidiaries. Intangibles associated with the purchase of subsidiaries include goodwill and core deposit intangibles. Goodwill is amortized using the straight-line method over the estimated periods to be benefited, which range from 10 to 15 years. The core deposit intangibles are amortized using the straight-line method over the estimated periods to be benefited, which has been estimated at seven years. First Banks reviews intangible assets for impairment whenever events or changes in circumstances indicate the carrying value of an underlying asset may not be recoverable. First Banks measures recoverability based upon the future cash flows expected to result from the use of the underlying asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying value of the underlying asset, First Banks recognizes an impairment loss. The impairment loss recognized represents the amount by which the carrying value of the underlying asset exceeds the fair value of the underlying asset. If an asset being tested for recoverability was acquired in a business combination accounted for using the purchase method, goodwill that arose in the transaction is included as part of the asset grouping in determining recoverability. If some but not all of the assets acquired in that transaction are being tested, goodwill is allocated to the assets being tested for recoverability on a pro rata basis using the relative fair values of the long-lived assets and identifiable intangibles acquired at the acquisition dates. In instances where goodwill is identified with assets that are subject to an impairment loss, the carrying amount of the identified goodwill is eliminated before reducing the carrying amounts of impaired long-lived assets and identifiable intangibles. As such adjustments become necessary, they are reflected in the results of operations in the periods in which they become known.

         Mortgage Servicing Rights. Mortgage servicing rights are amortized in proportion to the related estimated net servicing income on a disaggregated, discounted basis over the estimated lives of the related mortgages considering the level of current and anticipated repayments, which range from five to ten years. The value of mortgage servicing rights is adversely affected when mortgage interest rates decline and/or mortgage loan prepayments increase. First Banks assesses impairment using stratifications based on the predominant risk characteristics of the underlying mortgage loans, including size, interest rate, weighted average original term, weighted average remaining term and estimated prepayment speeds. The amount by which the carrying value of the mortgage servicing rights for each stratum exceeds the fair value is recorded in a valuation allowance as a reduction of mortgage servicing rights. Changes in the valuation allowance are reflected in the statements of income in the periods in which the change occurs.

         Other Real Estate. Other real estate, consisting of real estate acquired through foreclosure or deed in lieu of foreclosure, is stated at the lower of cost or fair value less applicable selling costs. The excess of cost over fair value of the property at the date of acquisition is charged to the allowance for loan losses. Subsequent reductions in carrying value, to reflect current fair value or costs incurred in maintaining the properties, are charged to expense as incurred.

         Income Taxes. Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in the tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.
         First Banks, Inc. and its eligible subsidiaries file a consolidated federal income tax return and unitary or consolidated state income tax returns in all applicable states.

         Financial Instruments. A financial instrument is defined as cash, evidence of an ownership interest in an entity, or a contract that conveys or imposes on an entity the contractual right or obligation to either receive or deliver cash or another financial instrument.

         Financial Instruments With Off-Balance-Sheet Risk. First Banks utilizes financial instruments to reduce the interest rate risk arising from its financial assets and liabilities. These instruments involve, in varying degrees, elements of interest rate risk and credit risk in excess of the amount recognized in the consolidated balance sheets. "Interest rate risk" is defined as the possibility that interest rates may move unfavorably from the perspective of First Banks. The risk that a counterparty to an agreement entered into by First Banks may default is defined as "credit risk."
         First Banks is party to commitments to extend credit and commercial and standby letters of credit in the normal course of business to meet the financing needs of its customers. These commitments involve, in varying degrees, elements of interest rate risk and credit risk in excess of the amount recognized in the consolidated balance sheets.

         Earnings Per Common Share. Basic earnings per share (EPS) are computed by dividing the income available to common stockholders (the numerator) by the weighted average number of common shares outstanding (the denominator) during the year. The computation of dilutive EPS is similar except the denominator is increased to include the number of additional common shares that would have been outstanding if the dilutive potential shares had been issued. In addition, in computing the dilutive effect of convertible securities, the numerator is adjusted to add back: (a) any convertible preferred dividends and (b) the after-tax amount of interest recognized in the period associated with any convertible debt.

(2)      ACQUISITIONS AND DIVESTITURES

         During the three years ended December 31, 2001, First Banks completed the following acquisitions:

                                                                              Total        Purchase
           Entity                                       Date                 Assets          Price        Goodwill
           ------                                       ----                 ------          -----        --------
                                                                               (dollars expressed in thousands)
   2001
   ----
     Union Financial Group, Ltd.
     Swansea, Illinois                            December 31, 2001       $ 360,000         26,700          11,500

     BYL Bancorp
     Orange, California                           October 31, 2001          281,500         49,000          19,000

     Charter Pacific Bank
     Agoura Hills, California                     October 16, 2001          101,500         18,900           6,300
                                                                          ---------       --------        --------
                                                                          $ 743,000         94,600          36,800
                                                                          =========       ========        ========
   2000
   ----
     The San Francisco Company
     San Francisco, California                    December 31, 2000       $ 183,800         62,200          16,300

     Millennium Bank
     San Francisco, California                    December 29, 2000         117,000         20,700           8,700

     Commercial Bank of San Francisco
     San Francisco, California                    October 31, 2000          155,600         26,400           9,300

     Bank of Ventura
     Ventura, California                           August 31, 2000           63,800         14,200           7,200

     First Capital Group, Inc.
     Albuquerque, New Mexico                      February 29, 2000          64,600         66,100           1,500

     Lippo Bank
     San Francisco, California                    February 29, 2000          85,300         17,200           4,800
                                                                          ---------       --------        --------
                                                                          $ 670,100        206,800          47,800
                                                                          =========       ========        ========
   1999
   ----
     Century Bank
     Beverly Hills, California                     August 31, 1999          156,000         31,500           4,500

     Redwood Bancorp
     San Francisco, California                      March 4, 1999           183,900         26,000           9,500
                                                                          ---------       --------        --------
                                                                          $ 339,900         57,500          14,000
                                                                          =========       ========        ========

         Goodwill associated with the acquisitions included in the table above is not expected to be deductible for tax purposes. In 2001 and 2000, goodwill in the amounts of $11.5 million and $1.5 million was assigned to First Bank. In 2001, 2000 and 1999, goodwill in the amounts of $25.3 million, $46.3 million and $14.0 million was assigned to FB&T, respectively.

         In addition to the acquisitions included in the table above, in September 1999, First Banks also completed one branch office purchase in Malibu, California. Furthermore, on January 15, 2002, First Banks completed its acquisition of Plains Financial Corporation, or PFC, and its wholly owned banking subsidiary, PlainsBank of Illinois, National Association, Des Plaines, Illinois, in exchange for $36.5 million in cash. PFC operated a total of three banking facilities in Des Plaines, Illinois, and one banking facility in Elk Grove Village, Illinois. At the time of the transaction, PFC had $256.3 million in total assets, $150.4 million in loans, net of unearned discount, $81.0 million in investment securities and $213.4 million in deposits.
         The aforementioned acquisition transactions were accounted for using the purchase method of accounting and, accordingly, the consolidated financial statements include the financial position and results of operations for the periods subsequent to the respective acquisition dates, and the assets acquired and liabilities assumed were recorded at fair value at the acquisition dates. These acquisitions were funded from available cash reserves, proceeds from sales and maturities of available-for-sale investment securities, borrowings under First Banks' $120.0 million revolving credit agreement and the proceeds from the issuance of trust preferred securities. Due to the immaterial effect on previously reported financial information, pro forma disclosures have not been prepared for the aforementioned transactions.
         In April 2000, First Bank completed its divestiture of one branch office in central Illinois. In March and April 1999, First Bank completed its divestiture of seven branches in the northern and central Illinois market areas. For the years ended December 31, 2000 and 1999, these branch divestitures resulted in a reduction of the deposit base of approximately $8.8 million and $54.8 million, resulting in pre-tax gains of $1.4 million and $4.4 million, respectively.

(3)      INVESTMENTS IN DEBT AND EQUITY SECURITIES

         Securities Available for Sale. The amortized cost, contractual maturity, gross unrealized gains and losses and fair value of investment securities available for sale at December 31, 2001 and 2000 were as follows:


                                                    Maturity                        Total        Gross
                                        -----------------------------     After     Amor       Unrealized               Weighted
                                         1 Year       1-5       5-10        10      tized   ----------------   Fair     Average
                                        or Less      Years      Years     Years     Cost     Gains   Losses    Value     Yield
                                        -------      -----      -----     -----     ----     -----   ------    -----     -----
                                                                     (dollars expressed in thousands)

 December 31, 2001:
    Carrying value:
       U.S. Treasury.................. $136,326         --         --         --  136,326       3      (39)    136,290    1.76%
       U.S. Government agencies
          and corporations:
              Mortgage-backed.........       88     21,650     18,224    262,846  302,808   2,422       --     305,230    6.00
              Other...................   22,284     99,353      6,612        974  129,223   2,235      (16)    131,442    4.58
       State and political
           subdivisions...............      317      1,191         46         --    1,554      --       --       1,554    3.92
       Corporate debt securities......       --      1,985         --         --    1,985     107       --       2,092    6.76
       Equity investments in other
          financial institutions
          (no stated maturity)........   15,916         --         --         --   15,916   2,171     (272)     17,815    8.55
       Federal Home Loan Bank and
          Federal Reserve Bank stock
          (no stated maturity)........   16,043         --         --         --   16,043      --       --      16,043    6.49
                                       --------    -------     ------    -------  -------  ------   ------     -------
              Total................... $190,974    124,179     24,882    263,820  603,855   6,938     (327)    610,466    4.75
                                       ========    =======     ======    =======  =======  ======   ======     =======    ====

    Fair value:
       Debt securities................ $159,303    126,673     25,378    265,254
       Equity securities..............   33,858         --         --         --
                                       --------    -------     ------    -------
              Total................... $193,161    126,673     25,378    265,254
                                       ========    =======     ======    =======

    Weighted average yield............     3.25%      4.67%      5.76%      5.92%
                                       ========    =======     ======    =======

 December 31, 2000:
    Carrying value:
       U.S. Treasury.................. $ 89,229        801         --         --   90,030      30      (37)     90,023    5.85%
       U.S. Government agencies
          and corporations:
              Mortgage-backed.........    1,078     29,625     12,472    159,143  202,318     826     (160)    202,984    7.02
              Other...................   22,059    151,242     10,131     20,256  203,688   2,028   (1,521)    204,195    6.70
       Corporate debt securities......      912      1,961         --        500    3,373      --      (20)      3,353    7.65
       Equity investments in other
          financial institutions
          (no stated maturity)........   11,299         --         --         --   11,299   8,121     (369)     19,051    7.98
       Federal Home Loan Bank and
          Federal Reserve Bank stock
          (no stated maturity)........   19,780         --         --         --   19,780      --       --      19,780    6.69
                                       --------    -------     ------    -------  -------  ------   ------     -------
              Total................... $144,357    183,629     22,603    179,899  530,488  11,005   (2,107)    539,386    6.60
                                       ========    =======     ======    =======  =======  ======   ======     =======    ====

    Fair value:
       Debt securities................ $113,277    184,942     22,798    179,538
       Equity securities..............   38,831         --         --         --
                                       --------    -------     ------    -------
              Total................... $152,108    184,942     22,798    179,538
                                       ========    =======     ======    =======

    Weighted average yield............     6.19%      6.73%      6.89%      7.09%
                                       ========    =======     ======    =======

         Securities Held to Maturity. The amortized cost, contractual maturity, gross unrealized gains and losses and fair value of investment securities held to maturity at December 31, 2001 and 2000 were as follows:

                                                        Maturity
                                        ----------------------------------------    Total         Gross
                                                                           After    Amor-       Unrealized             Weighted
                                         1 Year        1-5       5-10       10      tized     --------------    Fair   Average
                                         or Less      Years      Years     Years     Cost     Gains   Losses    Value   Yield
                                         -------      -----      -----     -----     ----     -----   ------    -----   -----
                                                                     (dollars expressed in thousands)
 December 31, 2001:
    Carrying value:
       Mortgage-backed securities..... $     --         --         --      4,051    4,051      67      (10)     4,108   6.83%
       State and political
         subdivisions.................    1,943      8,802      5,806         --   16,551     300     (147)    16,704   4.93
                                       --------    -------     ------    -------   ------  ------  -------     ------
                Total................. $  1,943      8,802      5,806      4,051   20,602     367     (157)    20,812   5.25
                                       ========    =======     ======    =======   ======   =====   ======    =======   ====

    Fair value:
       Debt securities................ $  1,930      9,071      5,703      4,108
                                       ========    =======     ======    =======

    Weighted average yield............     4.58%      4.98%      4.98%      6.83%
                                       ========    =======     ======    =======


 December 31, 2000:
    Carrying value:
       Mortgage-backed securities..... $     --         --         --      5,130    5,130       3      (63)     5,070   6.72%
       State and political
         subdivisions.................      950     11,692      5,896        270   18,808     419       --     19,227   5.03
       Other..........................      210         --         --         --      210      --       --        210   6.90
                                       --------    -------     ------    -------   ------   -----   ------    -------
                Total................. $  1,160     11,692      5,896      5,400   24,148     422      (63)    24,507   5.33
                                       ========    =======     ======    =======   ======   =====   ======    =======   ====

    Fair value:
       Debt securities................ $  1,167     11,854      6,124      5,362
                                       ========    =======     ======    =======

    Weighted average yield............     4.64%      4.98%      5.16%      6.74%
                                       ========    =======     ======    =======

         Proceeds from sales of available-for-sale investment securities were $85.8 million, $46.3 million and $63.9 million for the years ended December 31, 2001, 2000 and 1999, respectively. Gross gains of $19.1 million, $565,000 and $791,000 were realized on these sales during the years ended December 31, 2001, 2000 and 1999, respectively. Gross losses of $384,000 and $396,000 were realized on these sales during the years ended December 31, 2001 and 2000, respectively. There were no losses realized on these sales in 1999.
         Proceeds from calls of investment securities were $121.8 million, $111,000 and $20,000 for the years ended December 31, 2001, 2000 and 1999, respectively. Gross gains of $6,800 and $300 were realized on these called securities during the years ended December 31, 2001 and 2000, respectively. There were no gross gains on called securities in 1999. Gross losses of $1,400, $1,800 and $1,200 were realized on these called securities during the years ended December 31, 2001, 2000 and 1999, respectively.
         The Subsidiary Banks maintain investments in the Federal Home Loan Bank
(FHLB) and/or the Federal Reserve Bank (FRB). These investments are recorded at cost, which represents redemption value. The investment in FHLB stock is maintained at a minimum amount equal to the greater of 1% of the aggregate outstanding balance of the applicable Subsidiary Bank's loans secured by residential real estate, or 5% of advances from the FHLB to each Subsidiary Bank. First Bank and FB&T are members of the FHLB system. The investment in FRB stock is maintained at a minimum of 6% of the applicable Subsidiary Bank's capital stock and capital surplus. First Bank is a member of the FRB system.
         Investment securities with a carrying value of approximately $300.0 million and $180.5 million at December 31, 2001 and 2000, respectively, were pledged in connection with deposits of public and trust funds, securities sold under agreements to repurchase and for other purposes as required by law.

(4)      LOANS AND ALLOWANCE FOR LOAN LOSSES

         Changes in the allowance for loan losses for the years ended December 31 were as follows:

                                                                                    2001        2000        1999
                                                                                    ----        ----        ----
                                                                                  (dollars expressed in thousands)

               Balance, beginning of year.....................................   $ 81,592      68,611       60,970
               Acquired allowances for loan losses............................     14,046       6,062        3,008
                                                                                 --------    --------    ---------
                                                                                   95,638      74,673       63,978
                                                                                 --------    --------    ---------
               Loans charged-off..............................................    (31,453)    (17,050)     (17,721)
               Recoveries of loans previously charged-off.....................      9,469       9,842        9,281
                                                                                 --------    --------    ---------
                  Net loans charged-off.......................................    (21,984)     (7,208)      (8,440)
                                                                                 --------    --------    ---------
               Provision charged to operations................................     23,510      14,127       13,073
                                                                                 --------    --------    ---------
               Balance, end of year...........................................   $ 97,164      81,592       68,611
                                                                                 ========    ========    =========

         At December 31, 2001 and 2000, First Banks had $67.3 million and $53.2 million of impaired loans, including $65.3 million and $50.2 million, respectively, of loans on nonaccrual status. At December 31, 2001 and 2000, impaired loans also include $2.0 million and $3.0 million, respectively, of restructured loans. Interest on nonaccrual loans, which would have been recorded under the original terms of the loans, was $8.2 million, $5.8 million and $5.8 million for the years ended December 31, 2001, 2000 and 1999, respectively. Of these amounts, $2.9 million, $1.9 million and $2.7 million was actually recorded as interest income on such loans in 2001, 2000 and 1999, respectively. The allowance for loan losses includes an allocation for each impaired loan. The aggregate allocation of the allowance for loan losses related to impaired loans was approximately $16.5 million and $10.3 million at December 31, 2001 and 2000, respectively. The average recorded investment in impaired loans was $62.4 million, $45.1 million and $46.0 million for the years ended December 31, 2001, 2000 and 1999, respectively. The amount of interest income recognized using a cash basis method of accounting during the time these loans were impaired was $5.8 million, $2.2 million and $2.8 million in 2001, 2000 and 1999, respectively.
         First Banks' primary market areas are the states of Missouri, Illinois, Texas and California. At December 31, 2001 and 2000, approximately 92% and 91% of the total loan portfolio, respectively, and 80% and 83% of the commercial, financial and agricultural loan portfolio, respectively, were made to borrowers within these states.
         Real estate lending constituted the only significant concentration of credit risk. Real estate loans comprised approximately 67% and 65% of the loan portfolio at December 31, 2001 and 2000, of which 28% and 26%, respectively, were made to consumers in the form of residential real estate mortgages and home equity lines of credit.
         First Banks is, in general, a secured lender. At December 31, 2001 and 2000, 96% of the loan portfolio was secured. Collateral is required in accordance with the normal credit evaluation process based upon the creditworthiness of the customer and the credit risk associated with the particular transaction.

(5)      DERIVATIVE INSTRUMENTS

          First Banks utilizes derivative financial instruments to assist in the management of interest rate sensitivity by modifying the repricing, maturity and option characteristics of certain assets and liabilities. The use of such derivative financial instruments is limited to reducing First Banks' interest rate exposure. Derivative financial instruments held by First Banks for purposes of managing interest rate risk are summarized as follows:

                                                                            December 31,
                                                          ------------------------------------------------
                                                                 2001                        2000
                                                          ----------------------    ----------------------
                                                          Notional      Credit      Notional      Credit
                                                           Amount      Exposure      Amount      Exposure
                                                          --------     --------     --------     --------
                                                                  (dollars expressed in thousands)

         Cash flow hedges..............................   $900,000      1,764      1,055,000       3,449
         Fair value hedges.............................    200,000      6,962         50,000         758
         Interest rate floor agreements................         --         --         35,000           6
         Interest rate cap agreements..................    450,000      2,063        450,000       3,753
         Interest rate lock commitments................     88,000         --          4,100          --
         Forward commitments to sell
              mortgage-backed securities...............    209,000         --         32,000          --
                                                          ========      =====      =========      ======

         The notional amounts of derivative financial instruments do not represent amounts exchanged by the parties and, therefore, are not a measure of First Banks' credit exposure through its use of these instruments. The credit exposure represents the accounting loss First Banks would incur in the event the counterparties failed completely to perform according to the terms of the derivative financial instruments and the collateral held to support the credit exposure was of no value.
         During 2001 and 1999, First Banks realized net interest income on derivative financial instruments of $23.4 million and $430,000, respectively, in comparison to net interest expense of $4.7 million in 2000. In addition, First Banks realized a net gain on derivative instruments, which is included in noninterest income in the consolidated statements of income, of $18.6 million for the year ended December 31, 2001.

         Cash Flow Hedges
         Previously, First Banks utilized interest rate swap agreements to extend the repricing characteristics of certain interest-bearing liabilities to more closely correspond with its assets, with the objective of stabilizing cash flow, and accordingly, net interest income, over time. These swap agreements were terminated prior to 1998. The net interest expense associated with these agreements, consisting primarily of amortization of deferred losses, was $5.7 million for the year ended December 31, 1999. There were no remaining unamortized deferred losses on the terminated swap agreements at December 31, 1999.
         First Banks entered into the following interest rate swap agreements, designated as cash flow hedges, to effectively lengthen the repricing characteristics of certain interest-earning assets to correspond more closely with their funding source with the objective of stabilizing cash flow, and accordingly, net interest income over time:

         o During 1998, First Banks entered into $280.0 million notional amount of interest rate swap agreements that provided for First Banks to receive a fixed rate of interest and pay an adjustable rate of interest equivalent to the daily weighted average prime lending rate minus 2.705%. The terms of the swap agreements provided for First Banks to pay quarterly and receive payment semiannually. In June 2001 and November 2001, First Banks terminated $205.0 million and $75.0 million notional amount, respectively, of these swap agreements, which would have expired in 2002, in order to appropriately modify its overall hedge position in accordance with its interest rate risk management program. In conjunction with these terminations, First Banks recorded pre-tax gains of $2.8 million and $1.7 million, respectively.

         o During September 1999, First Banks entered into $175.0 million notional amount of interest rate swap agreements that provided for First Banks to receive a fixed rate of interest and pay an adjustable rate equivalent to the weighted average prime lending rate minus 2.70%. The terms of the swap agreements provided for First Banks to pay and receive interest on a quarterly basis. In April 2001, First Banks terminated these swap agreements, which would have expired in September 2001, and replaced them with similar swap agreements with extended maturities in order to lengthen the period covered by the swaps. In conjunction with the termination of these swap agreements, First Banks recorded a pre-tax gain of $985,000.

         o During September 2000, March 2001 and April 2001, First Banks entered into $600.0 million, $200.0 million, and $175.0 million notional amount, respectively, of interest rate swap agreements that provide for First Banks to receive a fixed rate of interest and pay an adjustable rate equivalent to the weighted average prime lending rate minus either 2.70% or 2.82%. The terms of the swap agreements provide for First Banks to pay and receive interest on a quarterly basis. In November 2001, First Banks terminated $75.0 million notional amount of these swap agreements, which would have expired in April 2006, in order to appropriately modify its overall hedge position in accordance with its interest rate risk management program. First Banks recorded a pre-tax gain of $2.6 million in conjunction with the termination of these swap agreements. The amount receivable by First Banks under the remaining swap agreements was $2.9 million at December 31, 2001, and the amount payable by First Banks under the swap agreements was $1.1 million at December 31, 2001. The amount receivable and payable by First Banks under the swap agreements was $1.2 million at December 31, 2000.

         The maturity dates, notional amounts, interest rates paid and received and fair value of First Banks' interest rate swap agreements designated as cash flow hedges as of December 31, 2001 and 2000 were as follows:

                                                          Notional     Interest Rate     Interest Rate      Fair
                         Maturity Date                     Amount          Paid            Received         Value
                         -------------                    --------     -------------      ------------      -----
                                                                      (dollars expressed in thousands)

         December 31, 2001:
             September 20, 2004.......................  $  600,000          2.05%             6.78%         $40,980
             March 21, 2005...........................     200,000          1.93              5.24            4,951
             April 2, 2006............................     100,000          1.93              5.45            2,305
                                                        ----------                                         --------
                                                        $  900,000          2.01              6.29         $ 48,236
                                                        ==========          ====              ====         ========

         December 31, 2000:
             September 27, 2001.......................  $  175,000          6.80%             6.14%        $     65
             June 11, 2002............................      15,000          6.80              6.00                7
             September 16, 2002.......................     195,000          6.80              5.36           (1,776)
             September 18, 2002.......................      70,000          6.80              5.33             (690)
             September 20, 2004.......................     600,000          6.80              6.78           16,869
                                                        ----------                                         --------
                                                        $1,055,000          6.80              5.92         $ 14,475
                                                        ==========          ====              ====         ========

         Fair Value Hedges
         First Banks entered into the following interest rate swap agreements, designated as fair value hedges, to effectively shorten the repricing characteristics of certain interest-bearing liabilities to correspond more closely with their funding source with the objective of stabilizing net interest income over time:

         o During September 2000, First Banks entered into $25.0 million notional amount of one-year interest rate swap agreements and $25.0 million notional amount of five and one-half year interest rate swap agreements that provided for First Banks to receive fixed rates of interest ranging from 6.60% to 7.25% and pay an adjustable rate equivalent to the three-month London Interbank Offering Rate minus rates ranging from 0.02% to 0.11%. The terms of the swap agreements provided for First Banks to pay interest on a quarterly basis and receive interest on either a semiannual basis or an annual basis. In September 2001, the one-year interest rate swap agreements matured, and First Banks terminated the five and one-half year interest rate swap agreements because the underlying interest-bearing liabilities had either matured or been called by their respective counterparties. There was no gain or loss recorded as a result of the terminations.

         o During January 2001, First Banks entered into $50.0 million notional amount of three-year interest rate swap agreements and $150.0 million notional amount of five-year interest rate swap agreements that provide for First Banks to receive a fixed rate of interest and pay an adjustable rate of interest equivalent to the three-month London Interbank Offering Rate. The terms of the swap agreements provide for First Banks to pay and receive interest on a quarterly basis. The amount receivable and payable by First Banks under the swap agreements was $5.2 million and $1.2 million at December 31, 2001, respectively.

         The maturity dates, notional amounts, interest rates paid and received and fair value of First Banks' interest rate swap agreements designated as fair value hedges as of December 31, 2001 and 2000 were as follows:

                                                          Notional     Interest Rate     Interest Rate      Fair
                         Maturity Date                     Amount          Paid            Received         Value
                         -------------                    --------     -------------     -------------      -----
                                                                      (dollars expressed in thousands)

         December 31, 2001:
             January 9, 2004..........................    $ 50,000          2.48%             5.37%         $1,761
             January 9, 2006..........................     150,000          2.48              5.50           3,876
                                                          --------                                          ------
                                                          $200,000          2.48              5.47          $5,637
                                                          ========          ====              ====          ======

         December 31, 2000:
             September 13, 2001.......................    $ 12,500          6.56%             6.80%           $ 42
             September 21, 2001.......................      12,500          6.47              6.60              43
             March 13, 2006...........................      12,500          6.47              7.25               5
             March 22, 2006...........................      12,500          6.39              7.20               6
                                                          --------                                              --
                                                          $ 50,000          6.47              6.96          $   96
                                                          ========          ====              ====          ======

         Interest Rate Floor Agreements
         During January 2001 and March 2001, First Banks entered into $200.0 million and $75.0 million notional amount, respectively, of four-year interest rate floor agreements to further stabilize net interest income in the event of a falling rate scenario. The interest rate floor agreements provided for First Banks to receive a quarterly adjustable rate of interest equivalent to the differential between the three-month London Interbank Offering Rate and the strike prices of 5.50% or 5.00%, respectively, should the three-month London Interbank Offering Rate fall below the respective strike prices. In November 2001, First Banks terminated these interest rate floor agreements in order to appropriately modify its overall hedge position in accordance with its interest rate risk management program. In conjunction with the termination, First Banks recorded a pre-tax adjustment of $4.0 million representing a decline in the fair value from the previous month-end measurement date. These agreements provided net interest income of $2.1 million for the year ended December 31, 2001.

         Interest Rate Cap Agreements
         In conjunction with the interest rate swap agreements entered into in September 2000, First Banks also entered into $450.0 million notional amount of four-year interest rate cap agreements to limit the net interest expense associated with the interest rate swap agreements in the event of a rising rate scenario. The interest rate cap agreements provide for First Banks to receive a quarterly adjustable rate of interest equivalent to the differential between the three-month London Interbank Offering Rate and the strike price of 7.50% should the three-month London Interbank Offering Rate exceed the strike price. At December 31, 2001 and 2000, the carrying value of these interest rate cap agreements, which is included in derivative instruments in the consolidated balance sheets, was $2.1 million and $3.8 million, respectively.

         Pledged Collateral
         At December 31, 2001 and 2000, First Banks had pledged investment securities available for sale with a carrying value of $1.1 and $8.6 million, respectively, in connection with the interest rate swap agreements. In addition, at December 31, 2001 and 2000, First Banks had accepted, as collateral in connection with the interest rate swap agreements, cash of $4.9 million and $400,000, respectively, and investment securities with a fair value of $53.9 million and $18.6 million, respectively. First Banks is permitted by contract to sell or repledge the collateral accepted from counterparties; however, at December 31, 2001 and 2000, First Banks had not done so.

         Interest Rate Lock Commitments / Forward Commitments to Sell Mortgage-Backed Securities
         Derivative financial instruments issued by First Banks consist of interest rate lock commitments to originate fixed-rate loans. Commitments to originate fixed-rate loans consist primarily of residential real estate loans. These net loan commitments and loans held for sale are hedged with forward contracts to sell mortgage-backed securities.

 (6)     MORTGAGE BANKING ACTIVITIES

         At December 31, 2001 and 2000, First Banks serviced loans for others amounting to $1.07 billion and $957.2 million, respectively. Borrowers' escrow balances held by First Banks on such loans were $485,000 and $653,000 at December 31, 2001 and 2000, respectively.
         Changes in mortgage servicing rights, net of amortization, for the years ended December 31 were as follows:

                                                             2001        2000
                                                             ----        ----
                                                           (dollars expressed
                                                              in thousands)

         Balance, beginning of year..................    $   7,048       8,665
         Originated mortgage servicing rights........        6,802       1,455
         Amortization................................       (3,725)     (3,072)
                                                         ---------    --------
         Balance, end of year........................    $  10,125       7,048
                                                         =========    ========

         The fair value of mortgage servicing rights was $15.8 million and $13.0 million at December 31, 2001 and 2000, respectively. The predominant risk characteristics of the underlying mortgage loans used to stratify mortgage servicing rights for purposes of measuring impairment include size, interest rate, weighted average original term, weighted average remaining term and estimated prepayment speeds.

         First Banks did not incur any impairment of mortgage servicing rights during the years ended December 31, 2001, 2000 and 1999, respectively. First Banks capitalizes its mortgage servicing rights by allocating the total cost of the mortgage loans to mortgage servicing rights and the loans (without mortgage servicing rights) based on the relative fair values of the two components. Upon capitalizing the mortgage servicing rights, they are amortized, in proportion to the related estimated net servicing income on a disaggregated, discounted basis, over the expected lives of the related loans, which averages approximately seven years. When loans are prepaid or refinanced, the related unamortized balance of the mortgage servicing rights is charged to amortization expense. The determination of the fair value of the mortgage servicing rights is performed internally each quarter, with an independent valuation completed annually. Based on these analyses, a comparison of the fair value of the mortgage servicing rights with the carrying value of the mortgage servicing rights is made quarterly, with impairment, if any, recognized at that time. The internal and external impairment analyses are prepared using stratifications of the mortgage servicing rights based on the predominant risk characteristics of the underlying mortgage loans, including size, interest rate, weighted average original term, weighted average remaining term and estimated prepayment speeds. As part of these analyses, the fair value of the mortgage servicing rights for each stratum is compared to the carrying value of the mortgage servicing rights for each stratum. To the extent the carrying value of the mortgage servicing rights exceeds the fair value of the mortgage servicing rights for a stratum, First Banks recognizes impairment equal to the amount by which the carrying value of the mortgage servicing rights for a stratum exceeds their fair value. Impairment is recognized through a valuation allowance that is recorded as a reduction of mortgage servicing rights. Changes in the valuation allowance are reflected in the statements of income in the periods in which the change occurs. First Banks does not, however, recognize fair value of the mortgage servicing rights in excess of the carrying value of mortgage servicing rights for any stratum.

         During 2001, the excess of the fair value of mortgage servicing rights over the carrying value decreased from $6.0 million at December 31, 2000 to $5.7 million at December 31, 2001, representing the declining mortgage interest rate environment that resulted in a significant increase in the number of mortgages being prepaid or refinanced. In addition, the increased prepayment experience that occurred as a result of the reduced mortgage interest rate environment during 2001 and 2000 resulted in a decline in the fair value of the remaining mortgage servicing rights. However, the decline in the fair value of the mortgage servicing rights did not result in the fair value being reduced below the carrying value.

(7)      BANK PREMISES AND EQUIPMENT

         Bank premises and equipment were comprised of the following at December 31:

                                                                                           2001        2000
                                                                                           ----        ----
                                                                                  (dollars expressed in thousands)

              Land................................................................     $ 22,063         18,266
              Buildings and improvements...........................................      87,372         66,474
              Furniture, fixtures and equipment....................................      95,626         66,460
              Leasehold improvements...............................................      28,400         23,794
              Construction in progress.............................................      13,865         15,655
                                                                                       --------        -------
                  Total............................................................     247,326        190,649
              Less accumulated depreciation and amortization.......................      97,722         75,878
                                                                                       --------        -------
                  Bank premises and equipment, net.................................    $149,604        114,771
                                                                                       ========        =======

         Depreciation and amortization expense for the years ended December 31, 2001, 2000 and 1999 totaled $12.7 million, $9.5 million and $7.6 million, respectively.
         First Banks leases land, office properties and equipment under operating leases. Certain of the leases contain renewal options and escalation clauses. Total rent expense was $12.9 million, $10.7 million and $7.4 million for the years ended December 31, 2001, 2000 and 1999, respectively. Future minimum lease payments under noncancellable operating leases extend through 2084 as follows:

                                                              (dollars expressed
                                                                 in thousands)
         Year ending December 31:

             2002............................................... $  8,681
             2003...............................................    7,760
             2004...............................................    5,880
             2005...............................................    5,058
             2006...............................................    4,137
             Thereafter.........................................   22,385
                                                                 --------
                 Total future minimum lease payments............ $ 53,901
                                                                 ========

         First Banks leases to unrelated parties a portion of its banking facilities. Total rental income was $4.8 million, $2.6 million and $2.6 million for the years ended December 31, 2001, 2000 and 1999, respectively.

(8)      MATURITIES OF TIME DEPOSITS

         A summary of maturities of time deposits of $100,000 or more and other time deposits as of December 31, 2001 is as follows:

                                                                   Time deposits of       Other time
                                                                   $100,000 or more        deposits         Total
                                                                   ----------------        --------         -----

              Year ending December 31:
                  2002............................................   $   397,952          1,326,947       1,724,899
                  2003............................................        47,500            280,725         328,225
                  2004............................................         5,347             54,009          59,356
                  2005............................................        27,730            129,305         157,035
                  2006............................................         5,457             24,799          30,256
                  Thereafter......................................           215                509             724
                                                                     -----------         ----------      ----------
                      Total.......................................   $   484,201          1,816,294       2,300,495
                                                                     ===========         ==========      ==========


 (9)     SHORT-TERM BORROWINGS

         Short-term borrowings were comprised of the following at December 31:

                                                                                           2001        2000
                                                                                           ----        ----
                                                                                  (dollars expressed in thousands)

              Securities sold under agreements to repurchase.......................    $ 142,534     125,025
              Federal funds purchased..............................................       70,000          --
              FHLB borrowings......................................................       30,600      15,544
                                                                                       ---------    --------
                  Total short-term borrowings......................................    $ 243,134     140,569
                                                                                       =========    ========

         The average balance of short-term borrowings was $158.0 million and $106.1 million, respectively, and the maximum month-end balance of short-term borrowings was $243.1 million and $158.4 million, respectively, for the years ended December 31, 2001 and 2000. The average rates paid on short-term borrowings during the years ended December 31, 2001, 2000 and 1999 were 3.70%, 5.54% and 4.83%, respectively. The assets underlying the securities sold under agreements to repurchase and FHLB borrowings are under First Banks' physical control.

(10)     NOTE PAYABLE

         First Banks has a $120.0 million revolving line of credit with a group of unaffiliated banks (Credit Agreement). The Credit Agreement, dated August 23, 2001, replaced a similar revolving credit agreement dated August 24, 2000. Interest under the Credit Agreement is payable on a monthly basis at the lead bank's corporate base rate or, at the option of First Banks, is payable at the Eurodollar Rate plus a margin based upon the outstanding loans and First Banks' profitability. The interest rate for borrowings under the Credit Agreement was 2.94% at December 31, 2001, and was based on the applicable Eurodollar Rate plus a margin of 1.00%. Amounts may be borrowed under the Credit Agreement until August 23, 2002, at which time the principal and accrued interest is due and payable.
         Loans under the Credit Agreement are secured by First Banks' ownership interest in the capital stock of FBA and First Bank, and a $100.0 million intercompany promissory note receivable due from FBA. Under the Credit Agreement, there were outstanding borrowings of $27.5 million at December 31, 2001. At December 31, 2000, there were outstanding borrowings of $83.0 million under the previous credit agreement.
         The Credit Agreement requires maintenance of certain minimum capital ratios for First Banks and each of the Subsidiary Banks, certain maximum nonperforming assets ratios for First Banks and each of the Subsidiary Banks and a minimum return on assets ratio for First Banks and the Subsidiary Banks. In addition, it prohibits the payment of dividends on First Banks' common stock. At December 31, 2001 and 2000, First Banks and the Subsidiary Banks were in compliance with all restrictions and requirements of the respective credit agreements.
         The average balance and maximum month-end balance of advances outstanding under the Credit Agreement during the years ended December 31 were as follows:

                                                      2001          2000
                                                      ----          ----
                                                (dollars expressed in thousands)

         Average balance........................  $ 41,590         51,897
         Maximum month-end balance..............    66,500         83,000
                                                  ========         ======

         The average rates paid on the outstanding advances during the years ended December 31, 2001, 2000 and 1999 were 6.32%, 7.66% and 6.44%, respectively.

(11)     GUARANTEED PREFERRED BENEFICIAL INTERESTS IN SUBORDINATED DEBENTURES

         In February 1997, First Preferred Capital Trust (First Preferred I), a newly formed Delaware business trust subsidiary of First Banks, issued 3.45 million shares of 9.25% cumulative trust preferred securities at $25 per share in an underwritten public offering, and issued 106,702 shares of common securities to First Banks at $25 per share. First Banks owns all of First Preferred I's common securities. The gross proceeds of the offering were used by First Preferred I to purchase $88.9 million of 9.25% subordinated debentures from First Banks, maturing on March 31, 2027. The maturity date may be shortened to a date not earlier than March 31, 2002 or extended to a date not later than March 31, 2046 if certain conditions are met. The subordinated debentures are the sole asset of First Preferred I. In connection with the issuance of the preferred securities, First Banks made certain guarantees and commitments that, in the aggregate, constitute a full and unconditional guarantee by First Banks of the obligations of First Preferred I under the First Preferred I preferred securities. First Banks' proceeds from the issuance of the subordinated debentures to First Preferred I, net of underwriting fees and offering expenses, were $83.1 million. Distributions on First Preferred I's preferred securities, which are payable quarterly in arrears, were $8.0 million for the years ended December 31, 2001, 2000 and 1999.
         In July 1998, First America Capital Trust (FACT), a newly formed Delaware business trust subsidiary of FBA, issued 1.84 million shares of 8.50% cumulative trust preferred securities at $25 per share in an underwritten public offering, and issued 56,908 shares of common securities to FBA at $25 per share. FBA owns all of FACT's common securities. The gross proceeds of the offering were used by FACT to purchase $47.4 million of 8.50% subordinated debentures from FBA, maturing on June 30, 2028. The maturity date may be shortened to a date not earlier than June 30, 2003 or extended to a date not later than June 30, 2037 if certain conditions are met. The subordinated debentures are the sole asset of FACT. In connection with the issuance of the FACT preferred securities, FBA made certain guarantees and commitments that, in the aggregate, constitute a full and unconditional guarantee by FBA of the obligations of FACT under the FACT preferred securities. FBA's proceeds from the issuance of the subordinated debentures to FACT, net of underwriting fees and offering expenses, were $44.0 million. Distributions payable on the FACT preferred securities, which are payable quarterly in arrears, were $4.0 million for years ended December 31, 2001, 2000 and 1999, respectively.

         In October 2000, First Preferred Capital Trust II (First Preferred II), a newly formed Delaware business trust subsidiary of First Banks, issued 2.3 million shares of 10.24% cumulative trust preferred securities at $25 per share in an underwritten public offering, and issued 71,135 shares of common securities to First Banks at $25 per share. First Banks owns all of First Preferred II's common securities. The gross proceeds of the offering were used by First Preferred II to purchase $59.3 million of 10.24% subordinated debentures from First Banks, maturing on September 30, 2030. The maturity date may be shortened to a date not earlier than September 30, 2005, if certain conditions are met. The subordinated debentures are the sole asset of First Preferred II. In connection with the issuance of the preferred securities, First Banks made certain guarantees and commitments that, in the aggregate, constitute a full and unconditional guarantee by First Banks of the obligations of First Preferred II under the First Preferred II preferred securities. First Banks' proceeds from the issuance of the subordinated debentures to First Preferred II, net of underwriting fees and offering expenses, were $55.1 million. Distributions on First Preferred II's preferred securities, which are payable quarterly in arrears, were $6.0 million and $1.2 million for the years ended December 31, 2001 and 2000, respectively.
         On November 15, 2001, First Preferred Capital Trust III (First Preferred III), a newly formed Delaware business trust subsidiary of First Banks, issued 2.2 million shares of 9.00% cumulative trust preferred securities at $25 per share in an underwritten public offering, and issued 68,290 shares of common securities to First Banks at $25 per share. First Banks owns all of First Preferred III's common securities. The gross proceeds of the offering were used by First Preferred III to purchase $56.9 million of 9.00% subordinated debentures from First Banks, maturing on September 30, 2031. The maturity date may be shortened to a date not earlier than September 30, 2006, if certain conditions are met. The subordinated debentures are the sole asset of First Preferred III. In connection with the issuance of the preferred securities, First Banks made certain guarantees and commitments that, in the aggregate, constitute a full and unconditional guarantee by First Banks of the obligations of First Preferred III under the First Preferred III preferred securities. First Banks' proceeds from the issuance of the subordinated debentures to First Preferred III, net of underwriting fees and offering expenses, were $52.9 million. Distributions on First Preferred III's preferred securities, which are payable quarterly in arrears, were $634,000 for the year ended December 31, 2001.
         The distributions payable on all issues of First Banks' and FBA's trust preferred securities are included in interest expense in the consolidated statements of income.

(12)     INCOME TAXES

         Income tax expense attributable to income from continuing operations for the years ended December 31 consists of:

                                                                                   2001        2000      1999
                                                                                   ----        ----      ----
                                                                                (dollars expressed in thousands)
              Current income tax expense:
                  Federal....................................................     $22,252     28,215    19,731
                  State......................................................       1,583      2,731     2,247
                                                                                  -------     ------    ------
                                                                                   23,835     30,946    21,978
                                                                                  -------     ------    ------
              Deferred income tax expense:
                  Federal....................................................      13,691      4,001     5,056
                  State......................................................         626        (60)       14
                                                                                  -------     ------    ------
                                                                                   14,317      3,941     5,070
                                                                                  -------     ------    ------
              Reduction in deferred valuation allowance......................      (8,104)      (405)     (735)
                                                                                  -------     ------    ------
                      Total..................................................     $30,048     34,482    26,313
                                                                                  =======     ======    ======

         The effective rates of federal income taxes for the years ended December 31 differ from statutory rates of taxation as follows:

                                                                             Years Ended December 31,
                                                            ----------------------------------------------------------
                                                                   2001                2000                1999
                                                            ----------------     ----------------   ------------------
                                                            Amount   Percent     Amount    Percent   Amount    Percent
                                                            ------   -------     ------    -------   ------    -------
                                                                         (dollars expressed in thousands)

         Income before provision for income taxes,
           minority interest in income of subsidiary
           and cumulative effect of change in
           accounting principle.........................    $98,567              $92,635            $ 72,151
                                                            =======              =======            ========
         Provision for income taxes calculated
           at federal statutory income tax rates........    $34,498     35.0%    $32,422    35.0%   $ 25,253     35.0%
         Effects of differences in tax reporting:
           Tax-exempt interest income, net of
               tax preference adjustment................       (539)    (0.5)       (587)   (0.6)       (439)    (0.6)
           State income taxes...........................      1,436      1.5       1,736     1.8       1,470      2.0
           Amortization of intangibles associated
               with the purchase of subsidiaries........      2,827      2.9       1,567     1.7       1,261      1.8
           Reduction in deferred valuation allowance....     (8,104)    (8.2)       (405)   (0.4)       (735)    (1.0)
           Other, net...................................        (70)    (0.2)       (251)   (0.3)       (497)    (0.7)
                                                            -------    -----     -------  ------    --------   ------
                 Provision for income taxes.............    $30,048     30.5%    $34,482    37.2%   $ 26,313     36.5%
                                                            =======    =====     =======  ======    ========   ======

         The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:

                                                                                           December 31,
                                                                                           ------------
                                                                                        2001         2000
                                                                                        ----         ----
                                                                                 (dollars expressed in thousands)

              Deferred tax assets:
                  Net operating loss carryforwards................................    $ 44,100      47,043
                  Allowance for loan losses.......................................      36,000      29,965
                  Alternative minimum tax credits.................................       2,841       3,319
                  Disallowed losses on investment securities......................       1,287       3,197
                  Quasi-reorganization adjustment of bank premises................       1,176       1,226
                  Interest on non-accrual loans...................................       2,084       1,673
                  Mortgage servicing rights.......................................       4,161       1,547
                  Other real estate...............................................         184          65
                  Other...........................................................       2,713       2,996
                                                                                      --------    --------
                      Gross deferred tax assets...................................      94,546      91,031
                  Valuation allowance.............................................          --     (13,075)
                                                                                      --------    --------
                      Deferred tax assets, net of valuation allowance.............      94,546      77,956
                                                                                      --------    --------
              Deferred tax liabilities:
                  Depreciation on bank premises and equipment.....................       6,936       6,151
                  Net fair value adjustment for securities available for sale.....       2,314       3,258
                  Net fair value adjustment for derivative instruments............      16,883          --
                  Operating leases................................................       6,424       1,313
                  Deposit base premiums...........................................       2,777          --
                  Discount on loans...............................................       2,900       2,257
                  Equity investments in other financial institutions..............       3,656          --
                  FHLB stock dividends............................................         462         890
                  State taxes.....................................................         766         568
                  Other...........................................................         738         594
                                                                                      --------    --------
                      Deferred tax liabilities....................................      43,856      15,031
                                                                                      --------    --------
                      Net deferred tax assets.....................................    $ 50,690      62,925
                                                                                      ========    ========

         The realization of First Banks' net deferred tax assets is based on the availability of carrybacks to prior taxable periods, the expectation of future taxable income and the utilization of tax planning strategies. Based on these factors, management believes it is more likely than not that First Banks will realize the recognized net deferred tax asset of $50.7 million. The net change in the valuation allowance, related to deferred tax assets, was a decrease of $13.1 million for the year ended December 31, 2001. The decrease was comprised of the reversal of valuation allowances resulting from the utilization of net operating losses and the reversal of the valuation allowances due to management's expectation of future taxable income sufficient to realize the net deferred assets of $50.7 million.
         Changes to the deferred tax asset valuation allowance for the years ended December 31 were as follows:

                                                                                       2001       2000       1999
                                                                                       ----       ----       ----
                                                                                    (dollars expressed in thousands)

              Balance, beginning of year.........................................    $ 13,075     14,746     17,179
              Current year deferred provision, change in
                  deferred tax valuation allowance...............................      (8,104)      (405)      (735)
              Reduction attributable to utilization of deferred tax assets:
                 Adjustment to additional paid-in capital........................      (4,971)        --       (811)
                 Adjustment to intangibles associated with the
                    purchase of subsidiaries.....................................          --     (1,266)      (887)
                                                                                     --------    -------    -------
              Balance, end of year...............................................    $     --     13,075     14,746
                                                                                     ========    =======    =======

         The valuation allowances were established by First Banks in connection with three separate acquisitions that occurred in 1994 and 1995. First Banks acquired BancTEXAS Group, Inc. in 1994 and CCB Bancorp, Inc. and First Commercial Bancorp, Inc. in 1995.

         The ability to utilize the deferred tax assets recorded in connection with these acquisitions was subject to a number of limitations. Among these limitations was the restriction that net operating losses and other attributes can only be used against income generated by the acquired subsidiaries and, also, limitations were placed on the amount of net operating losses utilized during a specified period. The requirement that BancTEXAS Group, Inc. file separate Federal income tax returns placed further limitations on the ability to utilize the deferred tax assets. The prior operating history of the three acquired entities did not provide First Banks with adequate assurances to conclude at the time of the acquisition that it was more likely than not that the deferred tax assets would be realized.

         During the years 1995 through 2000 to the extent that certain of the deferred tax assets were realized, the valuation allowances were reduced accordingly.
         During 2001, based on management's analysis, it was determined that the remaining valuation allowances were no longer needed. The reversal of the valuation allowances that were established in connection with the acquisition of BancTEXAS Group, Inc. and First Commercial Bancorp, Inc. were credited to additional paid-in capital as a result of the entities' implementation of quasi-reorganizations in 1994 and 1996. The reversal of the valuation allowance established as a result of the acquisition of CCB Bancorp, Inc. was credited to the provision for income taxes as there was no positive goodwill or other intangibles associated with the purchase of CCB Bancorp, Inc.
         The valuation allowance for deferred tax assets at December 31, 1999 included $1.3 million that was recognized in 2000 and credited to intangibles associated with the purchase of subsidiaries. In addition, the valuation allowance for deferred tax assets at December 31, 2000 included $5.0 million which was credited to additional paid-in capital in 2001 under the terms of the quasi-reorganizations implemented for FBA and First Commercial Bancorp, Inc. as of December 31, 1994 and 1996, respectively.

         At December 31, 2001 and 2000, the accumulation of prior years' earnings representing tax bad debt deductions were approximately $30.8 million. If these tax bad debt reserves were charged for losses other than bad debt losses, First Bank and FB&T would be required to recognize taxable income in the amount of the charge. It is not contemplated that such tax-restricted retained earnings will be used in a manner that would create federal income tax liabilities.
         At December 31, 2001 and 2000, for federal income taxes purposes, First Banks had net operating loss carryforwards of approximately $126.0 million and $134.4 million, respectively. The net operating loss carryforwards for First Banks expire as follows:

                                                              (dollars expressed
                                                                 in thousands)

         Year ending December 31:
            2002.................................................   $   1,362
            2003.................................................       1,854
            2004.................................................       2,407
            2005.................................................      16,523
            2006.................................................       3,461
            2007 - 2020..........................................     100,392
                                                                    ---------
                Total............................................   $ 125,999
                                                                    =========

 (13)    EARNINGS PER COMMON SHARE

         The following is a reconciliation of the numerators and denominators of the basic and diluted EPS computations for the periods indicated:

                                                                               Income         Shares        Per Share
                                                                             (numerator)   (denominator)     Amount
                                                                             -----------   -------------     ------
                                                                           (dollars in thousands, except per share data)
     Year ended December 31, 2001:
         Basic EPS - income before cumulative effect.....................    $  65,104         23,661       $2,751.54
         Cumulative effect of change in accounting principle, net of tax.       (1,376)            --          (58.16)
                                                                             ---------        -------       ---------
         Basic EPS - income available to common stockholders.............       63,728         23,661       $2,693.38
         Effect of dilutive securities:
           Class A convertible preferred stock...........................          769            893          (66.61)
                                                                             ---------        -------       ---------
         Diluted EPS - income available to common stockholders...........    $  64,497         24,554       $2,626.77
                                                                             =========        =======       =========


     Year ended December 31, 2000:
         Basic EPS - income available to common stockholders.............    $  55,321         23,661       $2,338.04
         Effect of dilutive securities:
           Class A convertible preferred stock...........................          769          1,076          (70.63)
                                                                             ---------        -------       ---------
         Diluted EPS - income available to common stockholders...........    $  56,090         24,737       $2,267.41
                                                                             =========        =======       =========

     Year ended December 31, 1999:
         Basic EPS - income available to common stockholders.............    $  43,392         23,661       $1,833.91
         Effect of dilutive securities:
           Class A convertible preferred stock...........................          769          1,212          (58.44)
                                                                             ---------        -------       ---------
         Diluted EPS - income available to common stockholders...........    $  44,161         24,873       $1,775.47
                                                                             =========        =======       =========

(14)     CREDIT COMMITMENTS

         First Banks is a party to commitments to extend credit and commercial and standby letters in credit in the normal course of business to meet the financing needs of its customers. These instruments involve, in varying degrees, elements of credit risk and interest rate risk in excess of the amount recognized in the consolidated balance sheets. The interest rate risk associated with these credit commitments relates primarily to the commitments to originate fixed-rate loans. As more fully discussed in Note 5 to the accompanying consolidated financial statements, the interest rate risk of the commitments to originate fixed-rate loans has been hedged with forward contracts to sell mortgage-backed securities. The credit risk amounts are equal to the contractual amounts, assuming the amounts are fully advanced and the collateral or other security is of no value. First Banks uses the same credit policies in granting commitments and conditional obligations as it does for on-balance-sheet items.
         Commitments to extend credit at December 31 were as follows:


                                                                                              December 31,
                                                                                              ------------
                                                                                            2001         2000
                                                                                            ----         ----
                                                                                   (dollars expressed in thousands)

              Commitments to extend credit..........................................   $ 1,723,568    1,484,278
              Commercial and standby letters of credit..............................       137,345       94,802
                                                                                       -----------     --------
                                                                                       $ 1,860,913     1,579,080
                                                                                       ===========     =========

         Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Each customer's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property, plant, equipment, income-producing commercial properties or single family residential properties. Collateral is generally required except for consumer credit card commitments.
         Commercial and standby letters of credit are conditional commitments issued to guarantee the performance of a customer to a third party. The letters of credit are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions. Most letters of credit extend for less than one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Upon issuance of the commitments, First Banks typically holds marketable securities, certificates of deposit, inventory, real property or other assets as collateral supporting those commitments for which collateral is deemed necessary.


(15)     FAIR VALUE OF FINANCIAL INSTRUMENTS

         The fair value of financial instruments is management's estimate of the values at which the instruments could be exchanged in a transaction between willing parties. These estimates are subjective and may vary significantly from amounts that would be realized in actual transactions. In addition, other significant assets are not considered financial assets including the mortgage banking operation, deferred tax assets, bank premises and equipment and intangibles associated with the purchase of subsidiaries. Further, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on the fair value estimates and have not been considered in any of the estimates.

         The estimated fair value of First Banks' financial instruments at December 31 were as follows:

                                                                        2001                          2000
                                                              ------------------------       -----------------------
                                                              Carrying        Estimated     Carrying       Estimated
                                                                Value        Fair Value       Value       Fair Value
                                                                -----        ----------       -----       ----------
                                                                            (dollars expressed in thousands)
     Financial Assets:
       Cash and cash equivalents..........................   $  241,874        241,874       198,279         198,279
       Investment securities:
         Available for sale...............................      610,466        610,466       539,386         539,386
         Held to maturity.................................       20,602         20,812        24,148          24,507
       Net loans..........................................    5,311,705      5,346,853     4,670,673       4,694,594
       Derivative instruments.............................       54,889         54,889         3,759          16,208
       Accrued interest receivable........................       37,349         37,349        45,226          45,226
       Forward contracts to sell
         mortgage-backed securities.......................          545            545            --            (202)
                                                              =========      =========     =========       =========

     Financial Liabilities:
       Deposits:
         Demand:
           Non-interest-bearing...........................   $  921,455        921,455       808,251         808,251
           Interest-bearing...............................      629,015        629,015       448,146         448,146
         Savings and money market.........................    1,832,939      1,832,939     1,447,898       1,447,898
         Time deposits....................................    2,300,495      2,342,892     2,308,120       2,351,418
         Short-term borrowings............................      243,134        243,134       140,569         140,569
         Note payable.....................................       27,500         27,500        83,000          83,000
         Accrued interest payable.........................       16,006         16,006        23,227          23,227
         Interest rate lock commitments...................        1,048          1,048            --           4,183
         Guaranteed preferred beneficial interests
           in subordinated debentures.....................      235,881        256,278       182,849         185,608
                                                             ==========     ==========    ==========      ==========
     Off-Balance Sheet - Credit commitments...............   $       --             --            --              --
                                                             ==========     ==========    ==========      ==========


         The following methods and assumptions were used in estimating the fair value of financial instruments:

Financial Assets:

         Cash and cash equivalents and accrued interest receivable: The carrying values reported in the consolidated balance sheets approximate fair value.

         Investment securities: The fair value of investment securities available for sale is the amount reported in the consolidated balance sheets. The fair value of investment securities held to maturity is based on quoted market prices where available. If quoted market prices were not available, the fair value was based upon quoted market prices of comparable instruments.

         Net loans: The fair value of most loans held for portfolio was estimated utilizing discounted cash flow calculations that applied interest rates currently being offered for similar loans to borrowers with similar risk profiles. The fair value of loans held for sale, which is the amount reported in the consolidated balance sheets, is based on quoted market prices where available. If quoted market prices were not available, the fair value was based upon quoted market prices of comparable instruments. The carrying value of loans is net of the allowance for loan losses and unearned discount.

         Derivative instruments: The fair value of derivative instruments is based on quoted market prices where available. If quoted market prices were not available, the fair value was based upon quoted market prices of comparable instruments.

         Forward contracts to sell mortgage-backed securities: The fair value of forward contracts to sell mortgage-backed securities is based upon quoted market prices. The fair value of these contracts has been reflected in the consolidated balance sheets in the carrying value of the loans held for sale portfolio.

Financial Liabilities:

         Deposits: The fair value disclosed for deposits generally payable on demand (i.e., non-interest-bearing and interest-bearing demand, savings and money market accounts) is considered equal to their respective carrying amounts as reported in the consolidated balance sheets. The fair value disclosed for demand deposits does not include the benefit that results from the low-cost funding provided by deposit liabilities compared to the cost of borrowing funds in the market. The fair value disclosed for certificates of deposit was estimated utilizing a discounted cash flow calculation that applied interest rates currently being offered on similar certificates to a schedule of aggregated monthly maturities of time deposits.

         Short-term borrowings, note payable, accrued interest payable and interest rate lock commitments: The carrying values reported in the consolidated balance sheets approximate fair value.

         Guaranteed preferred beneficial interests in subordinated debentures:
The fair value is based on quoted market prices.

Off-Balance-Sheet:

         Credit commitments: The majority of the commitments to extend credit and commercial and standby letters of credit contain variable interest rates and credit deterioration clauses and, therefore, the carrying value of these credit commitments reported in the consolidated balance sheets approximates fair value.

(16)     EMPLOYEE BENEFITS

         First Banks' 401(k) plan is a self-administered savings and incentive plan covering substantially all employees. Under the plan, employer-matching contributions are determined annually by First Banks' Board of Directors. Employee contributions are limited to 15% of the employee's annual compensation, not to exceed $10,500 for 2001. Total employer contributions under the plan were $1.3 million, $1.1 million and $863,000 for the years ended December 31, 2001, 2000 and 1999, respectively. The plan assets are held and managed under a trust agreement with First Bank's trust department.

(17)     PREFERRED STOCK

         First Banks has two classes of preferred stock outstanding. The Class A preferred stock is convertible into shares of common stock at a rate based on the ratio of the par value of the preferred stock to the current market value of the common stock at the date of conversion, to be determined by independent appraisal at the time of conversion. Shares of Class A preferred stock may be redeemed by First Banks at any time at 105.0% of par value. The Class B preferred stock may not be redeemed or converted. The redemption of any issue of preferred stock requires the prior approval of the Federal Reserve Board.
         The holders of the Class A and Class B preferred stock have full voting rights. Dividends on the Class A and Class B preferred stock are adjustable quarterly based on the highest of the Treasury Bill Rate or the Ten Year Constant Maturity Rate for the two-week period immediately preceding the beginning of the quarter. This rate shall not be less than 6.0% nor more than 12.0% on the Class A preferred stock, or less than 7.0% nor more than 15.0% on the Class B preferred stock. The annual dividend rates for the Class A and Class B preferred stock were 6.0% and 7.0%, respectively, for the years ended December 31, 2001, 2000 and 1999.
         In addition to the Class A and Class B preferred stock, First Banks has three issues of trust preferred securities outstanding and FBA has one issue of trust preferred securities outstanding. The structure of the trust preferred securities, as further described in Note 10, satisfies the regulatory requirements for inclusion, subject to certain limitation, in First Banks' capital base.

 (18)    TRANSACTIONS WITH RELATED PARTIES

         Outside of normal customer relationships, no directors or officers of First Banks, no stockholders holding over 5% of First Banks' voting securities and no corporations or firms with which such persons or entities are associated currently maintain or have maintained, since the beginning of the last full fiscal year, any significant business or personal relationships with First Banks or its subsidiaries, other than that which arises by virtue of such position or ownership interest in First Banks or its subsidiaries, except as described in the following paragraphs.
         During 2001, 2000 and 1999, Tidal Insurance Limited (Tidal), a corporation owned indirectly by First Banks' Chairman and his adult children, received approximately $132,000, $212,000 and $316,000, respectively, in insurance premiums for accident, health and life insurance policies purchased by loan customers of First Banks. The insurance policies are issued by an unaffiliated company and subsequently ceded to Tidal. First Banks believes the premiums paid by the loan customers of First Banks are comparable to those that such loan customers would have paid if the premiums were subsequently ceded to an unaffiliated third-party insurer.
         During 2001, 2000 and 1999, First Securities America, Inc. (FSA), a corporation established and administered by and for the benefit of First Banks' Chairman and members of his immediate family, received approximately $316,000, $235,000 and $194,000, respectively, in commissions and insurance premiums for policies purchased by First Banks or customers of the Subsidiary Banks from unaffiliated, third-party insurors. The insurance premiums on which the aforementioned commissions were earned were competitively bid, and First Banks deems the commissions FSA earned from unaffiliated third-party companies to be comparable to those that would have been earned by an unaffiliated third-party agent.
         First Brokerage America, L.L.C., a limited liability corporation which is indirectly owned by First Banks' Chairman and members of his immediate family, received approximately $3.0 million, $2.1 million and $2.3 million for the years ended December 31, 2001, 2000 and 1999, respectively, in commissions paid by unaffiliated third-party companies. The commissions received were primarily in connection with the sales of annuities, securities and other insurance products to customers of the Subsidiary Banks.
         First Services, L.P., a limited partnership indirectly owned by First Banks' Chairman and his adult children, provides information technology and various related services to First Banks, Inc. and its Subsidiary Banks. Fees paid under agreements with First Services, L.P., were $23.1 million, $19.3 million and $16.4 million for the years ended December 31, 2001, 2000 and 1999, respectively. During 2001, 2000 and 1999, First Services, L.P. paid First Banks $2.0 million, $1.8 million and $1.2 million, respectively, in rental fees for the use of data processing and other equipment owned by First Banks.

(19)     CAPITAL STOCK OF FIRST BANKS AMERICA, INC.

      First Banks owned 2,500,000 shares of FBA's Class B common stock and 9,545,107 shares of FBA's common stock at December 31, 2001, representing 93.69% of FBA's outstanding voting stock. In comparison, First Banks owned 2,500,000 shares of FBA's Class B common stock and 8,741,350 shares of FBA's common stock at December 31, 2001, representing 92.86% of FBA's outstanding voting stock. The increase for 2001 is attributable to FBA's issuance of 803,757 shares of its common stock to First Banks in conjunction with FBA's purchase of BYL Bancorp on October 31, 2001. FBA's common stock is publicly traded on the New York Stock Exchange.

(20)     BUSINESS SEGMENT RESULTS

         First Banks' business segments are its Subsidiary Banks. The reportable business segments are consistent with the management structure of First Banks, the Subsidiary Banks and the internal reporting system that monitors performance.
         Through the respective branch networks, the Subsidiary Banks provide similar products and services in their defined geographic areas. The products and services offered include a broad range of commercial and personal deposit products, including demand, savings, money market and time deposit accounts. In addition, the Subsidiary Banks market combined basic services for various customer groups, including packaged accounts for more affluent customers, and sweep accounts, lock-box deposits and cash management products for commercial customers. The Subsidiary Banks also offer both consumer and commercial loans. Consumer lending includes residential real estate, home equity and installment lending. Commercial lending includes commercial, financial and agricultural loans, real estate construction and development loans, commercial real estate loans, asset-based loans, commercial leasing and trade financing.



                                                        First Bank                               FB&T (1)
                                            ---------------------------------       ----------------------------------
                                             2001           2000         1999       2001           2000           1999
                                             ----           ----         ----       ----           ----           ----
                                                                        (dollars expressed in thousands)
Balance sheet information:

Investment securities...................  $  245,365       214,005     241,624        368,207     330,478      192,357
Loans, net of unearned discount.........   3,086,023     2,694,005   2,527,649      2,323,263   2,058,628    1,469,093
Goodwill................................      19,165         9,281      12,143         96,695      74,609       32,342
Total assets............................   3,707,081     3,152,885   3,028,046      3,057,920   2,733,545    1,854,827
Deposits................................   3,142,676     2,729,489   2,689,671      2,555,396   2,306,469    1,590,490
Note payable............................          --            --          --             --          --           --
Stockholders' equity....................     321,336       273,848     263,466        398,713     333,186      204,617
                                          ==========    ==========   =========      =========   =========    =========

Income statement information:

Interest income.........................  $  236,889       247,290     221,195        208,291     176,902      132,407
Interest expense........................     111,410       115,421     105,231         78,547      71,167       51,544
                                          ----------    ----------   ---------      ---------   ---------    ---------
     Net interest income................     125,479       131,869     115,964        129,744     105,735       80,863
Provision for loan losses...............      18,500        12,250       8,890          5,010       1,877        4,183
                                          ----------    ----------   ---------      ---------   ---------    ---------
     Net interest income after
       provision for loan losses........     106,979       119,619     107,074        124,734     103,858       76,680
Noninterest income......................      53,623        32,152      32,260         27,469      12,343       10,774
Noninterest expense.....................     105,550        90,746      77,786         89,112      65,567       54,992
                                          ----------    ----------   ---------      ---------   ---------    ---------
     Income before provision for
       income taxes, minority interest
       in income of subsidiary and
       cumulative effect of change in
       accounting principle.............      55,052        61,025      61,548         63,091      50,634       32,462
Provision for income taxes..............      19,246        20,889      20,811         16,972      20,064       12,353
                                          ----------    ----------   ---------      ---------   ---------    ---------
     Income before minority interest
       in income of subsidiary and
       cumulative effect of change
       in accounting principle..........      35,806        40,136      40,737         46,119      30,570       20,109
Minority interest in income
     of subsidiary......................          --            --          --             --          --           --
                                          ----------    ----------   ---------      ---------    --------    ---------
     Income before cumulative effect
       of change in accounting
       principle........................      35,806        40,136      40,737         46,119      30,570       20,109
Cumulative effect of change in
   accounting principle, net of tax.....        (917)           --          --           (459)         --           --
                                          ----------    ----------   ---------      ---------   ---------    ---------
     Net income.........................  $   34,889        40,136      40,737         45,660      30,570       20,109
                                          ==========    ==========   =========      =========   =========    =========
------------------------
(1)  Includes BSF, which was acquired by FBA on December 31, 2000.
(2)  Corporate and other includes $12.1 million, $8.6 million and $7.9 million of guaranteed preferred debentures interest expense, after applicable income tax benefit of $6.5 million, $4.6 million and $4.2 million, for the years ended December 31, 2001, 2000 and 1999, respectively.

         Other financial services include mortgage banking, debit cards, brokerage services, credit-related insurance, automated teller machines, telephone banking, safe deposit boxes, escrow and bankruptcy deposit services, stock option services, and trust, private banking and institutional money management services. The revenues generated by each business segment consist primarily of interest income, generated from the loan and investment security portfolios, and service charges and fees, generated from the deposit products and services. The geographic areas include Missouri, Illinois, southern and northern California and Houston, Dallas, Irving and McKinney Texas. The products and services are offered to customers primarily within their respective geographic areas, with the exception of loan participations executed between the Subsidiary Banks.
         The business segment results are consistent with First Banks' internal reporting system and, in all material respects, with generally accepted accounting principles and practices predominant in the banking industry. Such principles and practices are summarized in Note 1 to the consolidated financial statements.

                                                 Corporate, Other and
           Total Segments                  Intercompany Reclassifications (2)                Consolidated Totals
------------------------------------     ---------------------------------------    -----------------------------------
    2001         2000         1999           2001         2000         1999             2001          2000       1999
    ----         ----         ----           ----         ----         ----             ----          ----       ----

                                               (dollars expressed in thousands)

   613,572     544,483      433,981         17,496       19,051      17,666           631,068       563,534     451,647
 5,409,286   4,752,633    3,996,742           (417)        (368)       (418)        5,408,869     4,752,265   3,996,324
   115,860      83,890       44,485             --        1,131       1,440           115,860        85,021      45,925
 6,765,001   5,886,430    4,882,873         13,450       (9,739)    (15,126)        6,778,451     5,876,691   4,867,747
 5,698,072   5,035,958    4,280,161        (14,168)     (23,543)    (28,347)        5,683,904     5,012,415   4,251,814
        --          --           --         27,500       83,000      64,000            27,500        83,000      64,000
   720,049     607,034      468,083       (271,392)    (254,188)   (173,178)          448,657       352,846     294,905
==========   =========    =========      =========    =========   =========        ==========    ==========  ==========


   445,180     424,192      353,602           (437)      (1,366)       (520)          444,743       422,826     353,082
   189,957     186,588      156,775         19,647       14,264      13,976           209,604       200,852     170,751
----------   ---------    ---------      ---------    ---------   ---------        ----------    ----------  ----------
   255,223     237,604      196,827        (20,084)     (15,630)    (14,496)          235,139       221,974     182,331
    23,510      14,127       13,073             --           --          --            23,510        14,127      13,073
----------   ---------    ---------      ---------    ---------   ---------        ----------    ----------  ----------

   231,713     223,477      183,754        (20,084)     (15,630)    (14,496)          211,629       207,847     169,258
    81,092      44,495       43,034         17,517       (1,717)     (1,384)           98,609        42,778      41,650
   194,662     156,313      132,778         17,009        1,677       5,979           211,671       157,990     138,757
----------   ---------    ---------      ---------    ---------   ---------        ----------    ----------  ----------



   118,143     111,659       94,010        (19,576)     (19,024)    (21,859)           98,567        92,635      72,151
    36,218      40,953       33,164         (6,170)      (6,471)     (6,851)           30,048        34,482      26,313
----------   ---------    ---------      ---------    ---------   ---------        ----------    ----------  ----------



    81,925      70,706       60,846        (13,406)     (12,553)    (15,008)           68,519        58,153      45,838
        --          --           --          2,629        2,046       1,660             2,629         2,046       1,660
----------   ---------    ---------      ---------    ---------    --------        ----------    ----------   ---------

    81,925      70,706       60,846        (16,035)     (14,599)    (16,668)           65,890        56,107      44,178

    (1,376)         --           --           --             --          --            (1,376)           --          --
----------   ---------    ---------      ---------    ---------   ---------        ----------    ----------  ----------
    80,549      70,706       60,846        (16,035)     (14,599)    (16,668)           64,514        56,107      44,178
==========   =========    =========      =========    =========   =========        ==========    ==========  ==========



(21)     REGULATORY CAPITAL

         First Banks and the Subsidiary Banks are subject to various regulatory capital requirements administered by the federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on First Banks' financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, First Banks and the Subsidiary Banks must meet specific capital guidelines that involve quantitative measures of assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.
         Quantitative measures established by regulation to ensure capital adequacy require First Banks and the Subsidiary Banks to maintain minimum amounts and ratios of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets, and of Tier 1 capital to average assets. Management believes, as of December 31, 2001, First Banks and the Subsidiary Banks were each well capitalized.
         As of December 31, 2001, the most recent notification from First Banks' primary regulator categorized First Banks and the Subsidiary Banks as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, First Banks and the Subsidiary Banks must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table below.
         At December 31, 2001 and 2000, First Banks' and the Subsidiary Banks' required and actual capital ratios were as follows:


                                                                                                         To be Well
                                                               Actual                                 Capitalized Under
                                                               ------              For Capital        Prompt Corrective
                                                          2001         2000     Adequacy Purposes     Action Provisions
                                                          ----         ----     -----------------     -----------------

     Total capital (to risk-weighted assets):
              First Banks.............................    10.53        10.21%          8.0%                 10.0%
              First Bank..............................    10.14        10.71           8.0                  10.0
              FB&T....................................    11.27        10.58           8.0                  10.0

     Tier 1 capital (to risk-weighted assets):
              First Banks.............................     7.57         7.56           4.0                   6.0
              First Bank..............................     8.89         9.46           4.0                   6.0
              FB&T....................................    10.02         9.32           4.0                   6.0

     Tier 1 capital (to average assets):
              First Banks.............................     7.25         7.46           3.0                   5.0
              First Bank..............................     8.67         8.49           3.0                   5.0
              FB&T....................................     9.47         9.27           3.0                   5.0


(22)     DISTRIBUTION OF EARNINGS OF THE SUBSIDIARY BANKS

          The Subsidiary Banks are restricted by various state and federal regulations, as well as by the terms of the Credit Agreement described in Note 9, as to the amount of dividends which are available for payment to First Banks, Inc. Under the most restrictive of these requirements, the future payment of dividends from the Subsidiary Banks is limited to approximately $12.3 million at December 31, 2001, unless prior permission of the regulatory authorities and/or the lending banks is obtained.

(23)     PARENT COMPANY ONLY FINANCIAL INFORMATION

         Following are condensed balance sheets of First Banks, Inc. as of December 31, 2001 and 2000, and condensed statements of income and cash flows for the years ended December 31, 2001, 2000 and 1999:

                            CONDENSED BALANCE SHEETS

                                                                                           December 31,
                                                                                           ------------
                                                                                        2001         2000
                                                                                        ----         ----
                                                                                 (dollars expressed in thousands)
                                   Assets
                                   ------

     Cash deposited in subsidiary banks...........................................   $    4,894       8,079
     Investment securities........................................................       17,497      14,309
     Investment in subsidiaries...................................................      594,152     461,753
     Advances to FBA..............................................................       71,000      98,000
     Other assets.................................................................       10,232      15,333
                                                                                     ----------    --------
           Total assets...........................................................   $  697,775     597,474
                                                                                     ==========    ========

                    Liabilities and Stockholders' Equity
                    ------------------------------------

     Note payable................................................................    $   27,500      83,000
     Subordinated debentures.....................................................       205,103     148,196
     Accrued expenses and other liabilities......................................        16,515      13,432
                                                                                     ----------    --------
           Total liabilities.....................................................       249,118     244,628
     Stockholders' equity........................................................       448,657     352,846
                                                                                     ----------    --------
           Total liabilities and stockholders' equity............................    $  697,775     597,474
                                                                                     ==========    ========



                         CONDENSED STATEMENTS OF INCOME

                                                                                    Years Ended December 31,
                                                                               ---------------------------------
                                                                                  2001        2000        1999
                                                                                  ----        ----        ----
                                                                                (dollars expressed in thousands)

     Income:
       Dividends from subsidiaries........................................    $  53,500      43,000      25,250
       Management fees from subsidiaries..................................       20,443      17,325      12,977
       Gain on sale of securities.........................................       19,134          --          --
       Other..............................................................        6,008       1,956       1,313
                                                                              ---------      ------      ------
           Total income...................................................       99,085      62,281      39,540
                                                                              ---------      ------      ------
     Expense:
       Interest...........................................................       17,759      13,511      11,958
       Salaries and employee benefits.....................................       13,309      12,180       8,999
       Legal, examination and professional fees...........................        2,895       2,031       7,006
       Other..............................................................       20,339       4,422       4,617
                                                                              ---------      ------      ------
           Total expense..................................................       54,302      32,144      32,580
                                                                              ---------      ------      ------
           Income before income tax benefit and equity
              in undistributed earnings of subsidiary.....................       44,783      30,137       6,960
     Income tax benefit...................................................       (2,418)     (3,922)     (5,649)
                                                                              ---------      ------      ------
           Income before equity in undistributed earnings of subsidiary...       47,201      34,059      12,609
     Equity in undistributed earnings of subsidiary.......................       17,313      22,048      31,569
                                                                              ---------      ------      ------
           Net income.....................................................    $  64,514      56,107      44,178
                                                                              =========      ======      ======

                         CONDENSED STATEMENTS OF CASH FLOWS

                                                                                   Years Ended December 31,
                                                                            -------------------------------------
                                                                              2001          2000           1999
                                                                              ----          ----           ----
                                                                               (dollars expressed in thousands)

     Cash flows from operating activities:
       Net income......................................................   $  64,514        56,107         44,178
       Adjustments to reconcile net income to net cash provided by operating activities:
           Net income of subsidiaries..................................     (70,730)      (64,937)       (56,676)
           Dividends from subsidiaries.................................      53,500        43,000         25,250
           Other, net..................................................      (3,875)          272          1,900
                                                                          ---------      --------        -------
              Net cash provided by operating activities................      43,409        34,442         14,652
                                                                          ---------      --------        -------

     Cash flows from investing activities:
       Increase in investment securities...............................      (9,382)         (860)          (100)
       Investment in common securities of First Preferred III and II...      (1,707)       (1,778)            --
       Acquisitions of subsidiaries....................................     (63,767)           --        (31,500)
       Capital contributions to subsidiaries...........................      (5,900)       (6,100)        (3,000)
       Return of subsidiary capital....................................          --            --         10,000
       Decrease (increase) in advances to subsidiary...................      27,000       (98,000)            --
       Other, net......................................................       6,540        (1,464)        (3,646)
                                                                          ---------      --------        -------
              Net cash used in investing activities....................     (47,216)     (108,202)       (28,246)
                                                                          ---------      --------        -------

     Cash flows from financing activities:
       (Decrease) increase in note payable.............................     (55,500)       19,000         13,952
       Proceeds from issuance of First Preferred III and II
         subordinated debentures.......................................      56,908        59,278             --
       Payment of preferred stock dividends............................        (786)         (786)          (786)
                                                                          ---------      --------        -------
              Net cash provided by financing activities................         622        77,492         13,166
                                                                          ---------      --------        -------
              Net (decrease) increase in cash and cash equivalents.....      (3,185)        3,732           (428)
     Cash deposited in subsidiary banks, beginning of year.............       8,079         4,347          4,775
                                                                          ---------      --------        -------
     Cash deposited in subsidiary banks, end of year...................   $   4,894         8,079          4,347
                                                                          =========      ========        =======

     Noncash investing activities:
       Cash paid for interest..........................................   $  21,068        10,410         11,750
       Reduction of deferred tax valuation reserve.....................         636            --            811
                                                                          =========      ========        =======

(24)     CONTINGENT LIABILITIES

         In the ordinary course of business, First Banks and its subsidiaries become involved in legal proceedings. Management, in consultation with legal counsel, believes the ultimate resolution of these proceedings will not have a material adverse effect on the financial condition or results of operations of First Banks and/or its subsidiaries.

(25)     SUBSEQUENT EVENTS

         On January 15, 2002, First Banks completed its acquisition of Plains Financial Corporation (PFC) and its wholly owned banking subsidiary, PlainsBank of Illinois, National Association (PlainsBank), Des Plaines, Illinois, in exchange for $36.5 million in cash. PFC operated a total of three banking facilities in Des Plaines, Illinois, and one banking facility in Elk Grove Village, Illinois. The acquisition was funded from borrowings under First Banks' credit agreement with a group of unaffiliated financial institutions. At the time of the transaction, PFC had $256.3 million in total assets, $150.4 million in loans, net of unearned discount, $81.0 million in investment securities and $213.4 million in deposits. This transaction was accounted for using the purchase method of accounting. Goodwill was approximately $11.1 million and is not expected to be tax deductible. Goodwill will not be amortized, but instead will be periodically tested for impairment in accordance with the requirements of SFAS 142. The core deposit intangibles were approximately $2.9 million and will be amortized over approximately seven years utilizing the straight-line method. PFC was merged with and into UFG, and PlainsBank was merged with and into First Bank.

 (26)    INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

         Basis of Presentation. The unaudited interim consolidated financial statements include the accounts of First Banks and its subsidiaries after elimination of material intercompany transactions. These unaudited interim consolidated financial statements, in the opinion of management, include all adjustments necessary for the fair presentation thereof. All adjustments made were of a normal and recurring nature. Operating results for the nine months ended September 30, 2002 are not necessarily indicative of the results that may be expected for the year ending December 31, 2002.
         The consolidated financial statements include the accounts of the parent company and its subsidiaries, net of minority interest, as more fully described below. All significant intercompany accounts and transactions have been eliminated. Certain reclassifications of 2001 amounts have been made to conform with the 2002 presentation. In particular, the guaranteed preferred beneficial interests in First Banks, Inc. and First Banks America, Inc. subordinated debentures have been reclassified into the liabilities section on the consolidated balance sheets rather than presented as a separate line item excluded from the calculation of total liabilities. Consequently, the guaranteed preferred debentures expense has been reclassified to interest expense from noninterest expense in the consolidated statements of income.

         Implementation of New Accounting Standard. In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 142 -- Goodwill and Other Intangible Assets. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144 -- Accounting for the Impairment or Disposal of Long-Lived Assets, as discussed below. The amortization of goodwill ceased upon adoption of SFAS No. 142, which for calendar year-end companies was January 1, 2002.
         On January 1, 2002, First Banks adopted SFAS No. 142. At the date of adoption, First Banks had unamortized goodwill of $115.9 million and core deposit intangibles of $9.6 million, which were subject to the transition provisions of SFAS No. 142. Under SFAS No. 142, First Banks continues to amortize, on a straight-line basis, its core deposit intangibles and goodwill associated with purchases of branch offices. Goodwill associated with the purchase of subsidiaries will no longer be amortized, but instead, will be tested annually for impairment following First Banks' existing methods of measuring and recording impairment losses.
         First Banks completed the transitional goodwill impairment test required under SFAS No. 142, to determine the potential impact, if any, on the consolidated financial statements. The results of the transitional goodwill impairment testing did not identify any goodwill impairment losses.
         Intangible assets associated with the purchase of subsidiaries, net of amortization, were comprised of the following at September 30, 2002 and December 31, 2001:

                                                     September 30, 2002              December 31, 2001
                                                ----------------------------  ----------------------------
                                                   Gross                          Gross
                                                 Carrying       Accumulated     Carrying      Accumulated
                                                  Amount       Amortization      Amount      Amortization
                                                  ------       ------------      ------      ------------
                                                             (dollars expressed in thousands)

     Amortized intangible assets:
         Core deposit intangibles...........    $   13,871         (1,372)         9,580               --
         Goodwill associated with
           purchases of branch offices......         2,210           (684)         2,210             (576)
                                                ----------        -------       --------          -------
              Total.........................    $   16,081         (2,056)        11,790             (576)
                                                ==========        =======       ========          =======

     Unamortized intangible assets:
         Goodwill associated with the
           purchase of subsidiaries.........    $  126,234                       114,226
                                                ==========                      ========

         Amortization of intangibles associated with the purchase of subsidiaries and branch offices was $1.5 million for the nine months ended September 30, 2002, and $5.6 million for the comparable period in 2001. Amortization of intangibles associated with the purchase of subsidiaries, including amortization of core deposit intangibles and branch purchases, has been estimated through 2007 in the following table, and does not take into consideration any potential future acquisitions or branch purchases.

                                                              (dollars expressed
                                                                 in thousands)

         Year ending December 31:
             2002 (1)...........................................    $ 2,012
             2003...............................................      2,129
             2004...............................................      2,129
             2005...............................................      2,129
             2006...............................................      2,129
             2007...............................................      2,129
                                                                    -------
                Total...........................................    $12,657
                                                                    =======
             ---------------------
             (1) Includes $1.5 million of amortization for the nine months ended
                 September 30, 2002.

         Changes in the carrying amount of goodwill for the nine months ended September 30, 2002 were as follows:

                                                         Nine Months Ended September 30, 2002
                                                         ------------------------------------
                                                       First Bank        FB&T            Total
                                                       ----------        ----            -----
                                                         (dollars expressed in thousands)

     Balance, beginning of period....................   $ 19,165        96,695         115,860
     Goodwill acquired during period.................     12,577            --          12,577
     Acquisition-related adjustments.................       (569)           --            (569)
     Amortization - purchases of branch offices......         --          (108)           (108)
                                                        --------        ------        --------
     Balance, end of period..........................   $ 31,173        96,587         127,760
                                                        ========        ======        ========

         The following is a reconciliation of reported net income to net income adjusted to reflect the adoption of SFAS No. 142, as if it had been implemented on January 1, 2001:

                                                                            Nine Months Ended
                                                                              September 30,
                                                                         ---------------------
                                                                         2002             2001
                                                                         ----             ----
                                                                    (dollars expressed in thousands)
       Net income:
         Reported net income......................................     $  30,362          34,632
         Add back - goodwill amortization.........................            --           5,438
                                                                       ---------        --------
           Adjusted net income....................................     $  30,362          40,070
                                                                       =========        ========

       Basic earnings per share:
         Reported net income......................................     $1,261.05        1,441.51
         Add back - goodwill amortization.........................            --          229.86
                                                                       ---------        --------
           Adjusted net income....................................     $1,261.05        1,671.37
                                                                       =========        ========

       Diluted earnings per share:
         Reported net income......................................     $1,246.05        1,409.98
         Add back - goodwill amortization.........................            --          221.50
                                                                       ---------        --------
           Adjusted net income....................................     $1,246.05        1,631.48
                                                                       =========        ========

         Mortgage servicing rights are amortized in proportion to the related estimated net servicing income on a disaggregated, discounted basis over the estimated lives of the related mortgages considering the level of current and anticipated repayments, which range from five to ten years. The weighted average amortization period of the mortgage servicing rights is approximately seven years.

         Changes in mortgage servicing rights, net of amortization, for the periods indicated were as follows:

                                                                        Nine Months Ended
                                                                          September 30,
                                                                      -------------------
                                                                      2002           2001
                                                                      ----           ----
                                                                (dollars expressed in thousands)

           Balance, beginning of period...........................    $10,125       7,048
           Originated mortgage servicing rights...................      5,958       4,693
           Amortization...........................................     (2,715)     (2,675)
                                                                      -------      ------
           Balance, end of period.................................    $13,368       9,066
                                                                      =======      ======

         Amortization of mortgage servicing rights, as it relates to the balance at September 30, 2002 of $13.4 million, has been estimated through 2006 in the following table:

                                                             (dollars expressed
                                                                in thousands)

         Year ending December 31:
             2002 (1)........................................   $ 3,699
             2003............................................     3,946
             2004............................................     3,758
             2005............................................     3,662
             2006............................................     1,095
                                                                -------
                Total........................................   $16,160
                                                                =======
             --------------------
             (1) Includes $2.7 million of amortization for the nine months ended
                 September 30, 2002.

         In August 2001, the FASB issued SFAS No. 144 -- Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 supersedes SFAS No. 121 -- Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets and requires that one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired. SFAS No. 144 broadens the presentation of discontinued operations to include more disposal transactions. Therefore, the accounting for similar events and circumstances will be the same. The provisions of SFAS No. 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years, with early application encouraged. The provisions of SFAS No. 144 generally are to be applied prospectively. On January 1, 2002, First Banks implemented SFAS No. 144, which did not have a material effect on the consolidated financial statements.

         On October 1, 2002, the FASB issued SFAS No. 147 -- Acquisitions of Certain Financial Institutions, an amendment of SFAS No. 72 -- Accounting for Certain Acquisitions of Banking or Thrift Institutions and SFAS No. 144 -- Accounting for the Impairment or Disposal of Long-Lived Assets and FASB Interpretation No. 9 -- Applying APB Opinions No. 16 and 17 When a Savings and Loan Association or a Similar Institution Is Acquired in a Business Combination Accounted for by the Purchase Method. SFAS No. 147 addresses the financial accounting and reporting for the acquisition of all or part of a financial institution, except for transactions between two or more mutual enterprises. SFAS No. 147 removes acquisitions of financial institutions, other than transactions between two or more mutual enterprises, from the scope of SFAS No.
72. SFAS No. 147 also provides guidance on the accounting for impairment or disposal of acquired long-term customer-relationship intangible assets, including those acquired in transactions between two or more mutual enterprises. The provisions of SFAS No. 147 are effective for acquisitions on or after October 1, 2002. On October 1, 2002, First Banks implemented SFAS No. 147, which did not have a material effect on the consolidated financial statements.

         In November 2002, the FASB issued FASB Interpretation No. 45 -- Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34. This interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. First Banks has evaluated the requirements of FASB Interpretation No. 45 and believes that it will not have a material effect on the consolidated financial statements other than the additional disclosure requirements.

        Business  Segment  Results.  The business segment  results as of and for the nine months ended September 30, 2002 and 2001, are summarized as follows:

                                                                                    First Bank          FB&T
                                                                                   September 30,    September 30,
                                                                                       2002             2002
                                                                                       ----             ----
                                                                                   (dollars expressed in thousands)

Balance sheet information:
Investment securities..............................................................  $  498,927        393,543
Loans, net of unearned discount....................................................   3,164,965      2,310,588
Goodwill...........................................................................      31,173         96,587
Total assets.......................................................................   4,063,159      3,135,105
Deposits...........................................................................   3,468,026      2,582,612
Note payable.......................................................................          --             --
Stockholders' equity...............................................................     370,842        396,298
                                                                                     ==========      =========

                                                                             First Bank                         FB&T
                                                                         Three Months Ended              Three Months Ended
                                                                            September 30,                   September 30,
                                                                     --------------------------        ----------------------
                                                                      2002                 2001          2002          2001
                                                                      ----                 ----          ----          ----

Income statement information:
Interest income.................................................     $ 58,046            59,779         47,653       50,773
Interest expense................................................       19,802            27,266         12,276       18,818
                                                                     --------          --------      ---------      -------
     Net interest income........................................       38,244            32,513         35,377       31,955
Provision for loan losses.......................................        6,500             4,800          7,200        2,000
                                                                     --------          --------      ---------      -------
     Net interest income after provision for loan losses........       31,744            27,713         28,177       29,955
                                                                     --------          --------      ---------      -------
Noninterest income..............................................       19,309            13,187          6,617        9,023
Noninterest expense.............................................       35,756            26,943         22,223       22,383
                                                                     --------          --------      ---------      -------
     Income before provision for income taxes
       and minority interest in income of subsidiary............       15,297            13,957         12,571       16,595
Provision for income taxes......................................        4,967             4,922          4,695        6,751
                                                                     --------          --------      ---------      -------
     Income before minority interest in income of subsidiary....       10,330             9,035          7,876        9,844
Minority interest in income of subsidiary.......................           --                --             --           --
                                                                     --------          --------      ---------      -------
     Net income.................................................     $ 10,330             9,035          7,876        9,844
                                                                     ========          ========      =========      =======

                                                                             First Bank                         FB&T
                                                                          Nine Months Ended               Nine Months Ended
                                                                            September 30,                   September 30,
                                                                     --------------------------        ---------------------
                                                                       2002               2001          2002          2001
                                                                       ----               ----          ----          ----
Income statement information:
Interest income.................................................     $177,682           182,765        141,787      157,851
Interest expense................................................       63,817            88,563         38,704       61,870
                                                                     --------          --------        -------      -------
     Net interest income........................................      113,865            94,202        103,083       95,981
Provision for loan losses.......................................       16,000            11,000         22,700        2,910
                                                                     --------          --------        -------      -------
     Net interest income after provision for loan losses........       97,865            83,202         80,383       93,071
                                                                     --------          --------        -------      -------
Noninterest income..............................................       48,996            38,992         17,416       19,876
Noninterest expense.............................................      107,189            75,810         65,056       65,346
                                                                     --------          --------        -------      -------
     Income before provision for income taxes,
       minority interest in income of subsidiary
       and cumulative effect of change
       in accounting principle..................................       39,672            46,384         32,743       47,601
Provision for income taxes......................................       12,900            16,249         12,317       18,807
                                                                     --------          --------        -------      -------
     Income before minority interest in income of
       subsidiary and cumulative effect of change in
       accounting principle.....................................       26,772            30,135         20,426       28,794
Minority interest in income of subsidiary.......................           --                --             --           --
                                                                     --------          --------        -------      -------
     Income before cumulative effect of change in
       accounting principle.....................................       26,772            30,135         20,426       28,794
Cumulative effect of change in accounting principle, net of tax.           --              (917)            --         (459)
                                                                     --------          --------        -------      -------
     Net income.................................................     $ 26,772            29,218         20,426       28,335
                                                                     ========          ========        =======      =======

---------------------------
(1)  Corporate and other includes $5.3 million and $4.5 million of guaranteed preferred debenture expense for the three months ended September 30, 2002 and 2001, respectively. The applicable income tax benefit associated with the guaranteed preferred debentures expense was $1.9 million and $1.6 million for the three months ended September 30, 2002 and 2001, respectively. For the nine months ended September 30, 2002 and 2001, respectively, corporate and other includes $18.6 million and $13.5 million of guaranteed preferred debenture expense. The applicable income tax benefit associated with the guaranteed preferred debentures expense was $6.5 million and $4.7 million for the nine months ended September 30, 2002 and 2001, respectively. In addition, corporate and other includes holding company expenses.


                                                  Corporate, Other and
           Total Segments                  Intercompany Reclassifications (1)               Consolidated Totals
--------------------------------------  ----------------------------------------  ----------------------------------------
September 30, 2002   December 31, 2001  September 30, 2002     December 31, 2001  September 30, 2002     December 31, 2001
------------------   -----------------  ------------------     ------------------ ------------------     -----------------
                        (dollars expressed in thousands)

       892,470              613,572            22,405                17,496              914,875               631,068
     5,475,553            5,409,286           (11,533)                 (417)           5,464,020             5,408,869

       127,760              115,860                --                    --              127,760               115,860
     7,198,264            6,765,001           (26,730)               13,450            7,171,534             6,778,451
     6,050,638            5,698,072           (24,935)              (14,168)           6,025,703             5,683,904
            --                   --                --                27,500                   --                27,500
       767,140              720,049          (260,946)             (271,392)             506,194               448,657
    ==========           ==========         =========             =========          ===========            ==========

                                                  Corporate, Other and
           Total Segments                  Intercompany Reclassifications (1)               Consolidated Totals
--------------------------------------    ------------------------------------    -----------------------------------------
         Three Months Ended                        Three Months Ended                       Three Months Ended
            September 30,                             September 30,                            September 30,
--------------------------------------    ------------------------------------    -----------------------------------------
      2002                 2001                 2002                 2001                2002                  2001
      ----                 ----                 ----                 ----                ----                  ----

    105,699              110,552                 112                   172             105,811               110,724
     32,078               46,084               5,552                 4,866              37,630                50,950
   --------             --------            --------              --------           ---------             ---------
     73,621               64,468              (5,440)               (4,694)             68,181                59,774
     13,700                6,800                  --                    --              13,700                 6,800
   --------             --------            --------              --------           ---------             ---------
     59,921               57,668              (5,440)               (4,694)             54,481                52,974
   --------             --------            --------              --------           ---------             ---------
     25,926               22,210                (450)                 (364)             25,476                21,846
     57,979               49,326               1,175                   997              59,154                50,323
   --------             --------            --------              --------           ---------             ---------

     27,868               30,552              (7,065)               (6,055)             20,803                24,497
      9,662               11,673              (2,290)               (2,134)              7,372                 9,539
   --------             --------            --------              --------           ---------             ---------
     18,206               18,879              (4,775)               (3,921)             13,431                14,958
         --                   --                 437                   577                 437                   577
   --------             --------            --------              --------           ---------             ---------
     18,206               18,879              (5,212)               (4,498)             12,994                14,381
   ========             ========            ========              ========           =========             =========


                                                  Corporate, Other and
           Total Segments                  Intercompany Reclassifications (1)               Consolidated Totals
--------------------------------------  --------------------------------------    -----------------------------------------
          Nine Months Ended                         Nine Months Ended                        Nine Months Ended
            September 30,                             September 30,                            September 30,
--------------------------------------  --------------------------------------    -----------------------------------------
     2002                  2001                2002                  2001               2002                  2001
     ----                  ----                ----                  ----               ----                  ----

    319,469              340,616                 257                  (499)            319,726               340,117
    102,521              150,433              19,214                14,407             121,735               164,840
   --------             --------            --------              --------           ---------             ---------
    216,948              190,183             (18,957)              (14,906)            197,991               175,277
     38,700               13,910                  --                    --              38,700                13,910
   --------             --------            --------              --------           ---------             ---------
    178,248              176,273             (18,957)              (14,906)            159,291               161,367
   --------             --------            --------              --------           ---------             ---------
     66,412               58,868              (1,572)               (1,124)             64,840                57,744
    172,245              141,156               2,987                16,205             175,232               157,361
   --------             --------            --------              --------           ---------             ---------


     72,415               93,985             (23,516)              (32,235)             48,899                61,750
     25,217               35,056              (7,746)              (10,936)             17,471                24,120
   --------             --------            --------              --------           ---------             ---------


     47,198               58,929             (15,770)              (21,299)             31,428                37,630
         --                   --               1,066                 1,622               1,066                 1,622
   --------             --------            --------              --------           ---------             ---------

     47,198               58,929             (16,836)              (22,921)             30,362                36,008
         --               (1,376)                 --                    --                  --                (1,376)
   --------             --------            --------              --------           ---------             ---------
     47,198               57,553             (16,836)              (22,921)             30,362                34,632
   ========             ========            ========              ========           =========             =========


         Change in Accounting Estimate. First Banks has followed the practice of amortizing its deferred issuance costs associated with its guaranteed preferred beneficial interests in its subordinated debentures over the 30-year period through the respective maturity date of each issue. In 2002, First Banks reviewed this practice relative to the significant decline in prevailing interest rates experienced in 2001 and continuing in 2002 and determined that it was probable that some or all of the existing issues would be called by First Banks prior to their stated maturity date. Therefore, First Banks decided to change the period over which its deferred issuance costs are amortized to the five-year period ending on the respective dates the issues become callable.

         A summary of the effect of this change in accounting estimate on the results of operations for the nine months ended September 30, 2002 with what they would have been without the change is as follows:

                      Nine Months Ended September 30, 2002
                        (dollars expressed in thousands)

         Net income, as reported...................................................................  $       30,362
         Change in accounting estimate - amortization period.......................................           2,772
         Change in accounting estimate - tax effect................................................            (970)
                                                                                                     --------------
         Net income, as adjusted...................................................................  $       32,164
                                                                                                     ==============
         Earnings per common share:
              Basic ...............................................................................  $     1,261.05
              Change in accounting estimate........................................................           76.15
                                                                                                     --------------
              Basic................................................................................  $     1,337.20
                                                                                                     ==============


              Diluted..............................................................................  $     1,246.05
              Change in accounting estimate........................................................           73.98
                                                                                                     --------------
              Diluted..............................................................................  $     1,320.03
                                                                                                     ==============

                 QUARTERLY CONDENSED FINANCIAL DATA - UNAUDITED

                                                                          2002 Quarter Ended
                                                                -------------------------------------
                                                                 March 31     June 30    September 30
                                                                 --------     -------    ------------
                                                                   (dollars expressed in thousands)

Interest income..............................................   $ 106,612     107,303       105,811
Interest expense.............................................      42,490      41,615        37,630
                                                                ---------    --------       -------
    Net interest income......................................      64,122      65,688        68,181
Provision for loan losses....................................      13,000      12,000        13,700
                                                                ---------    --------       -------
    Net interest income after provision for loan losses......      51,122      53,688        54,581
Noninterest income...........................................      18,835      20,529        25,476
Noninterest expense..........................................      56,858      59,220        59,154
                                                                ---------    --------       -------
    Income before provision for income taxes and
      minority interest in income of subsidiary..............      13,099      14,997        20,803
Provision for income taxes...................................       4,771       5,328         7,372
                                                                ---------    --------       -------
    Income before minority interest in income of subsidiary..       8,328       9,669        13,431
Minority interest in income of subsidiary....................         328         301           437
                                                                ---------    --------       -------
    Net income...............................................   $   8,000       9,368        12,994
                                                                =========    ========       =======
Earnings per common share:
    Basic....................................................   $  329.84      390.35        540.87
    Diluted..................................................      328.30      384.48        534.32
                                                                =========    ========       =======



                                                                                 2001 Quarter Ended
                                                                 ---------------------------------------------------
                                                                 March 31     June 30    September 30    December 31
                                                                 --------     -------    ------------    -----------
                                                                          (dollars expressed in thousands)

Interest income..............................................   $ 116,037     113,356       110,724         104,626
Interest expense.............................................      58,629      55,261        50,950          44,764
                                                                ---------    --------       -------        --------
    Net interest income......................................      57,408      58,095        59,774          59,862
Provision for loan losses....................................       3,390       3,720         6,800           9,600
                                                                ---------    --------       -------        --------
    Net interest income after provision for loan losses......      54,018      54,375        52,974          50,262
Noninterest income...........................................      16,474      19,424        21,846          40,865
Noninterest expense..........................................      47,129      59,909        50,323          54,310
                                                                ---------    --------       -------        --------
    Income before provision for income taxes, minority
      interest in income of subsidiary and cumulative
      effect of change in accounting principle...............      23,363      13,890        24,497          36,817
Provision for income taxes...................................       9,124       5,457         9,539           5,928
                                                                ---------    --------       -------        --------
    Income before minority interest in income
      of subsidiary and cumulative effect of
      change in accounting principle.........................      14,239       8,433        14,958          30,889
Minority interest in income of subsidiary....................         511         534           577           1,007
                                                                ---------    --------       -------        --------
    Income before cumulative effect of change in
      accounting principle...................................      13,728       7,899        14,381          29,882
Cumulative effect of change in accounting principle,
    net of tax...............................................      (1,376)         --            --              --
                                                                ---------    --------       -------        --------
    Net income...............................................   $  12,352       7,899        14,381          29,882
                                                                =========    ========       =======        ========
Earnings per common share:
    Basic:
      Income before cumulative effect of change in
        accounting principle.................................   $  571.94      328.27        599.47        1,251.86
      Cumulative effect of change in accounting principle....      (58.16)         --            --              --
                                                                ---------    --------       -------        --------
      Basic..................................................   $  513.78      328.27        599.47        1,251.86
                                                                =========    ========       =======        ========
    Diluted:
      Income before cumulative effect of change in
        accounting principle.................................   $  561.09      322.78        587.93        1,225.79
      Cumulative effect of change in accounting principle....      (58.16)         --            --              --
                                                                ---------    --------       -------        --------
      Diluted................................................   $  502.93      322.78        587.93        1,225.79
                                                                =========    ========       =======        ========


                                                                                 2000 Quarter Ended
                                                                ----------------------------------------------------
                                                                 March 31     June 30    September 30    December 31
                                                                 --------     -------    ------------    -----------
                                                                          (dollars expressed in thousands)

Interest income..............................................   $  97,717     104,161       107,582         113,366
Interest expense.............................................      45,301      48,769        51,136          55,646
                                                                ---------    --------       -------        --------
    Net interest income......................................      52,416      55,392        56,446          57,720
Provision for loan losses....................................       3,582       3,620         3,865           3,060
                                                                ---------    --------       -------        --------
    Net interest income after provision for loan losses......      48,834      51,772        52,581          54,660
Noninterest income...........................................       9,564      11,471        10,750          10,993
Noninterest expense..........................................      34,779      38,919        39,780          44,512
                                                                ---------    --------       -------        --------
    Income before provision for income taxes and
      minority interest in income of subsidiary..............      23,619      24,324        23,551          21,141
Provision for income taxes...................................       8,544       9,197         8,947           7,794
                                                                ---------    --------       -------        --------
    Income before minority interest in income of subsidiary..      15,075      15,127        14,604          13,347
Minority interest in income of subsidiary....................         488         455           546             557
                                                                ---------    --------       -------        --------
    Net income...............................................   $  14,587      14,672        14,058          12,790
                                                                =========    ========       =======        ========
Earnings per common share:
    Basic....................................................   $  608.21      614.51        585.87          529.46
    Diluted..................................................      589.52      594.12        570.33          519.78
                                                                =========    ========       =======        ========


                              INVESTOR INFORMATION

         First Banks' Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, is available without charge to any stockholder upon request. Requests should be directed, in writing, to Lisa K. Vansickle, First Banks, Inc., 600 James S. McDonnell Boulevard, Mail Code - #014, Hazelwood, Missouri 63042.

FIRST BANKS, INC. PREFERRED SECURITIES

         The preferred securities of First Banks are traded on the Nasdaq National Market System with the ticker symbols "FBNKO" "FBNKN" and "FBNKM." As of March 22, 2002, there were approximately 420 record holders of First Preferred Capital Trust. This number does not include any persons or entities that hold their preferred securities in nominee or "street" name through various brokerage firms. The preferred securities of First Preferred Capital Trust II and First Preferred Capital Trust III are represented by a global security that has been deposited with and registered in the name of The Depository Trust Company, New York, New York (DTC). The beneficial ownership interests of these preferred securities are recorded through the DTC book-entry system. The high and low preferred securities prices and the dividends declared for 2001 and 2000 are summarized as follows:

                             FIRST PREFERRED CAPITAL TRUST (ISSUE DATE - FEBRUARY 1997) - FBNKO

                                                   2002                2001                2000
                                            ------------------  -----------------   -----------------     Dividend
                                               High      Low       High     Low       High      Low       Declared
                                               ----      ---       ----     ---       ----      ---       --------
     First quarter......................      $26.25    25.20     26.25    24.38     25.25     23.13    $0.578125
     Second quarter.....................       27.24    25.15     27.35    25.00     26.00     23.50     0.578125
     Third quarter......................       26.49    25.00     27.25    25.00     25.13     23.50     0.578125
     Fourth quarter.....................       26.50    25.20     26.90    25.02     25.00     23.38     0.578125

                            FIRST PREFERRED CAPITAL TRUST II (ISSUE DATE - OCTOBER 2000) - FBNKN

                                    2002                            2001                           2000
                         ---------------------------  -------------------------------- ------------------------------
                                         Dividend                           Dividend                      Dividend
                          High     Low   Declared       High       Low      Declared      High     Low    Declared
                          ----     ---   --------       ----       ---      --------      ----     ---    --------
     First quarter....   $28.50   27.55  $0.640000     $27.75    26.38     $0.640000    $   --      --       $  --
     Second quarter...    28.40   26.85   0.640000      27.40    26.25      0.640000        --      --          --
     Third quarter....    28.65   27.85   0.640000      28.50    26.95      0.640000        --      --          --
     Fourth quarter...    28.25   27.30   0.640000      28.30    27.00      0.640000     27.00   25.13    0.504888


                           FIRST PREFERRED CAPITAL TRUST III (ISSUE DATE - NOVEMBER 2001) - FBNKM

                                                                    2002                           2001
                                                      -------------------------------- ------------------------------
                                                                            Dividend                      Dividend
                                                        High       Low      Declared      High     Low    Declared
                                                        ----       ---      --------      ----     ---    --------
     First quarter..................................   $26.75    25.90     $0.562500    $   --      --   $      --
     Second quarter.................................    27.22    26.25      0.562500        --      --          --
     Third quarter..................................    27.00    26.50      0.562500        --      --          --
     Fourth quarter.................................    27.05    26.50      0.562500     26.10   25.25    0.281250

FIRST BANKS AMERICA, INC.  PREFERRED SECURITIES

     The preferred securities of FBA are traded on the New York Stock Exchange with the ticker symbol "FBAPrt." As of March 22, 2002, there were approximately 200 record holders of preferred securities. This number does not include any persons or entities that hold their preferred securities in nominee or "street" name through various brokerage firms. The high and low preferred securities prices and the dividends declared for 2001 and 2000 are summarized as follows:

                              FIRST AMERICA CAPITAL TRUST (ISSUE DATE - JULY 1998) - FBAPrT

                                                  2002                 2001                2000
                                            -----------------    ---------------    ----------------      Dividend
                                             High      Low        High      Low      High        Low      Declared
                                             ----      ---        ----      ---      ----        ---      --------

    First quarter.......................    $25.90   24.70       25.00     21.63     23.00      19.50    $  0.53125
    Second quarter......................     25.38   24.75       25.05     23.95     23.88      20.69       0.53125
    Third quarter.......................     25.65   24.85       25.80     24.80     23.75      21.13       0.53125
    Fourth quarter......................     25.75   24.80       25.67     24.75     22.63      20.75       0.53125
                                                                                                         ----------
                                                                                                         $  2.12500
                                                                                                         ==========




For information concerning First Banks, please contact:

              Allen H. Blake                                           Lisa K. Vansickle
              President, Chief Operating Officer                       Senior Vice President and Controller
                and Chief Financial Officer                            600 James S. McDonnell Boulevard
              600 James S. McDonnell Boulevard                         Mail Code - #014
              Mail Code -  #014                                        Hazelwood, Missouri 63042
              Hazelwood, Missouri 63042                                Telephone - (314) 592-5000
              Telephone - (314) 592-5000

Transfer Agent:

              U.S. Bank Corporate Trust Services
              One Federal Street, Third Floor
              Boston, Massachusetts 02110
              Telephone - (800) 934-6802
              www.usbank.com






                          TABLE OF CONTENTS                                    ==========================================

                                                                                     1,600,000 Preferred Securities

Page
                                                                                             FIRST PREFERRED
                                                                                           CAPITAL TRUST IV

SUMMARY.....................................................1
RISK FACTORS................................................12                        % Cumulative Trust Preferred
SPECIAL NOTES REGARDING FORWARD LOOKING                                                        Securities
                STATEMENTS..................................18
USE OF PROCEEDS.............................................19
ACCOUNTING TREATMENT........................................20                         (Liquidation Amount $25 per
MARKET FOR PREFERRED SECURITIES.............................20                              Preferred Security)
CAPITALIZATION..............................................21
SELECTED CONSOLIDATED AND OTHER
         FINANCIAL DATA.....................................23                    Fully, irrevocably and unconditionally
MANAGEMENT'S DISCUSSION AND ANALYSIS OF                                          guaranteed on a subordinated basis, as
         FINANCIAL CONDITION AND RESULTS OF                                         described in this prospectus, by
         OPERATIONS.........................................24
BUSINESS....................................................79
MANAGEMENT..................................................87
DESCRIPTION OF THE TRUST....................................89                              FIRST BANKS, INC.
DESCRIPTION OF THE PREFERRED SECURITIES.....................90
DESCRIPTION OF THE SUBORDINATED DEBENTURES..................102                              ---------------
BOOK-ENTRY ISSUANCE.........................................111
DESCRIPTION OF THE GUARANTEE................................113
RELATIONSHIP AMONG THE PREFERRED SECURITIES
         THE SUBORDINATED DEBENTURES AND THE
         GUARANTEE..........................................115                                $40,000,000
MATERIAL UNITED STATES FEDERAL                                                          % Subordinated Debentures
             INCOME TAX CONSEQUENCES........................116                                    of
ERISA CONSIDERATIONS........................................121
UNDERWRITING................................................121                             FIRST BANKS, INC.
LEGAL MATTERS...............................................123
WHERE YOU CAN FIND INFORMATION..............................123                               -------------
EXPERTS.....................................................124
DOCUMENTS INCORPORATED BY REFERENCE.........................124
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS..................125                                Prospectus
                                                                                                            , 2003

o    You should only rely on the information contained or
     incorporated by reference in this prospectus. We have not,                               -------------
     and our underwriters have not, authorized any person to
     provide you with different information. If anyone provides
     you with different or inconsistent information, you should                        Stifel, Nicolaus & Company
     not rely on it.                                                                          Incorporated

o    We are not, and our underwriters are not, making an                                  Fahnestock & Co. Inc.
     offer to sell these securities in any jurisdiction where
     the offer or sale is not permitted.                                        ==========================================

o You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only.

o This prospectus does not constitute an offer to sell, or the solicitation of an offer to buy, any securities other than the securities to which it relates.





                                FIRST BANKS, INC.

                PART II -- INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution


         SEC Registration Fee..................................................................................       $     6,348
         NASD Filing Fee.......................................................................................             7,400
         New York Stock Exchange Fee...........................................................................            32,460
         Blue Sky Qualification Fees and Expenses..............................................................             3,000
         Accounting Fees and Expenses..........................................................................            65,000
         Legal Fees and Expenses...............................................................................           120,000
         Printing and Engraving Expenses.......................................................................            50,000
         Trustees' Fees and Expenses...........................................................................            20,000
         Miscellaneous.........................................................................................            20,792
                                                                                                                      -----------
         Total.................................................................................................       $   325,000
                                                                                                                      ===========


Item 15. Indemnification of Directors and Officers

         The Registrant is a Missouri corporation. Section 351.355.1 of the Revised Statutes of Missouri provides that a corporation may indemnify a director, officer, employee or agent of the corporation in any action, suit or proceeding other than an action by or in the right of the corporation, against expenses (including attorneys' fees), judgments, fines and settlement amounts actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Section 351.355.2 provides that the corporation may indemnify any such person in any action or suit by or in the right of the corporation against expenses (including attorneys' fees) and settlement amounts actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that he may not be indemnified in respect of any claim, issue or matter in which he has been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation, unless authorized by the court. Section 351.355.3 provides that a corporation shall indemnify any such person against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the action, suit or proceeding if he has been successful in defense of such action, suit or proceeding and if such action, suit or proceeding is one for which the corporation may indemnify him under
Section 351.355.1 or 351.355.2. Section 351.355.7 provides that a corporation shall have the power to give any further indemnity to any such person, in addition to the indemnity otherwise authorized under Section 351.355, provided such further indemnity is either (i) authorized, directed or provided for in the articles of incorporation of the corporation or any duly adopted amendment thereof or (ii) is authorized, directed or provided for in any bylaw or agreement of the corporation which has been adopted by a vote of the stockholders of the corporation, provided that no such indemnity shall indemnify any person from or on account of such person's conduct which was finally adjudged to have been knowingly fraudulent, deliberately dishonest or willful misconduct.

         Article Nine of the Restated Articles of Incorporation of First Banks provides that First Banks shall indemnify its officers and directors in all actions, whether derivative, nonderivative, criminal, administrative or investigative, if such party's conduct is not finally adjudged to be gross negligence or willful misconduct. This is a lower standard than that set forth in the statute described in the preceding paragraph. Pursuant to a policy of directors' and officers' liability insurance, with total annual limits of $10 million, officers and directors of First Banks are insured, subject to the limits, retention, exceptions and other terms and conditions of such policy, against liability for any actual or alleged error, misstatement, misleading statement, act or omission, or neglect or breach of duty by the directors or officers of First Banks in the discharge of their duties solely in their capacity as directors or officers of First Banks, individually or collectively, or any matter claimed against them solely by reason of their being directors or officers of First Banks. Under the Trust Agreement, First Banks will agree to indemnify each of the Trustees of First Preferred Capital Trust IV (First Capital IV) or any predecessor Trustee for First Capital IV, and to hold each Trustee harmless against, any loss, damage, claims, liability or expense incurred without negligence or bad faith on its part, arising out of or in connection with the acceptance or administration of the Trust Agreement, including the costs and expenses of defending itself against any claim or liability in connection with the exercise or performance of any of its powers or duties under the Trust Agreement. First Banks and First Capital IV have agreed to indemnify the Underwriters, and the Underwriters have agreed to indemnify First Capital IV and First Banks against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended. Reference is made to the Underwriting Agreement filed as Exhibit 1.1 herewith.

Item 16. Exhibits

         (a) Exhibits -- See Exhibit Index on Page II-5 hereof.

Item 17. Undertakings

         (a) The undersigned Registrants hereby undertake that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Company's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrants pursuant to the foregoing provisions, or otherwise, the Registrants have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrants of expenses incurred or paid by a director, officer, or controlling person of the Registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or person in connection with the securities being registered, each Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         (c)    The undersigned Registrants hereby undertake that:

                 (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrants pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.

                 (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, First Banks certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Pre-Effective Amendment No. 4 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St. Louis, State of Missouri on March 24, 2003.

                                FIRST BANKS, INC.

                                By:/s/ James F. Dierberg
                                   -----------------------------------
                                       James F. Dierberg,
                                       Chairman of the Board and
                                       Chief Executive Officer


         Pursuant to the requirements of the Securities Act of 1933, First Preferred Capital Trust IV certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Pre-Effective Amendment No. 4 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St. Louis, and the State of Missouri on March 24, 2003.

                                    FIRST PREFERRED CAPITAL TRUST IV




                                    By:                  *
                                       -----------------------------------------
                                        Allen H. Blake, Trustee



                                    By:                  *
                                       -----------------------------------------
                                        Terrance M. McCarthy, Trustee



                                    By: /s/ Lisa K. Vansickle
                                        ----------------------------------------
                                        Lisa K. Vansickle, Trustee



                    Signature                                                Title                                      Date


                        *                           Chairman of the Board of Directors and Chief Executive       March 24, 2003
          -------------------------------
                James F. Dierberg                            Officer (Principal Executive Officer)


                        *                             Director and President, Chief Financial Officer and        March 24, 2003
          -------------------------------
                  Allen H. Blake                                           Secretary

                                                                 (Principal Financial Officer)

                       *
                                                                  Director and General Counsel                   March 24, 2003
          -------------------------------
               Michael J. Dierberg


                        *                                                  Director                              March 24, 2003
          -------------------------------
                Gordon A. Gundaker


                        *                                                  Director                              March 24, 2003
          -------------------------------
                 David L. Steward


                        *                                                  Director                              March 24, 2003
          -------------------------------
                   Hal J. Upbin


                        *                                                  Director                              March 24, 2003
          -------------------------------
                Douglas H. Yaeger


                        *                              Director and Senior Executive Vice President and          March 24, 2003
          -------------------------------
                Donald W. Williams                                   Chief Credit Officer


           * By: /s/ Lisa K. Vansickle                       Senior Vice President and Controller                March 24, 2003
            ---------------------------
                Lisa K. Vansickle                               (Principal Accounting Officer)


                                                    EXHIBIT INDEX

1.1      Form of Underwriting Agreement. - *

4.1      Form of Indenture. - *

4.2      Form of Subordinated Debenture (included as Exhibit A to Exhibit 4.1).
         - *

4.3      Certificate of Trust of First Preferred Capital Trust IV. - *

4.4      Trust Agreement of First Preferred Capital Trust IV. - *

4.5 Form of Amended and Restated Trust Agreement of First Preferred Capital Trust IV. - *

4.6 Form of Preferred Security Certificate of First Preferred Capital Trust IV (included as an exhibit to Exhibit 4.5). - *

4.7 Form of Preferred Securities Guarantee Agreement for First Preferred Capital Trust IV. - *

4.8 Form of Agreement as to Expenses and Liabilities (included as an exhibit to Exhibit 4.5). - *

5.1      Opinion of Jackson Walker L.L.P. - *

5.2      Opinion of Richards, Layton & Finger, P.A. - *

8.1 Opinion of Jackson Walker L.L.P. as to certain federal income tax matters. - *

10.6 $110,000,000 Secured Credit Agreement, dated as of August 22, 2002, among First Banks, Inc. and Wells Fargo Bank Minneapolis, National Association, American National Bank & Trust Company of Chicago, The Northern Trust Company, Union Bank of California N.A., SunTrust Bank, Nashville and Fifth Third Bank - incorporated herein by reference to Exhibit B to the Company's Schedule 13-E, dated October 8, 2002.

10.7 First Amendment to Secured Credit Agreement, dated as of December 31, 2002, by and among First Banks, Inc. and Wells Fargo
         Bank Minneapolis, National Association, American National Bank & Trust Company of Chicago, The Northern Trust Company, Union Bank of California N.A., SunTrust Bank, Nashville and Fifth Third Bank. - *

10.8 Indenture between First Banks, Inc., as Issuer, and U.S. Bank National Association, as Trustee, dated as of March 20, 2003. - filed herewith

10.9 Amended and Restated Declaration of Trust by and among U.S. Bank National Association, as Institutional Trustee, First Banks, Inc., as Sponsor, and Allen H. Blake, Terrance M. McCarthy and Lisa K. Vansickle, as Administrators, dated as of March 20, 2003. - filed herewith

10.10 Guarantee Agreement by and between First Banks, Inc. and U.S. Bank National Association, dated as of March 20, 2003. - filed herewith

10.11 Placement Agreement by and among First Banks, Inc., First Bank Statutory Trust and SunTrust Capital Markets, Inc., dated as of March 20, 2003. - filed herewith

10.12 Junior Subordinated Debenture of First Banks, Inc., dated as of March 20, 2003. - filed herewith

10.13 Capital Securities Subscription Agreement by and among First Bank Statutory Trust, First Banks, Inc. and STI Investment Management, Inc. dated as of March 20, 2003. - filed herewith

10.14 Common Securities Subscription Agreement by and between First Bank Statutory Trust and First Banks, Inc., dated as of March 20, 2003. - filed herewith

10.15 Debenture Subscription Agreement by and between First Banks, Inc. and First Bank Statutory Trust, dated as of March 20, 2003. - filed herewith

12.1 Statement Regarding Computation of Ratio of Earnings to Combined Fixed Charges. - *

23.1     Consent of KPMG LLP, Independent Auditors. - filed herewith

23.2 Consent of Jackson Walker L.L.P. (to be included in their opinions filed herewith as Exhibits 5.1 and 8.1). - *

23.3 Consent of Richards, Layton & Finger, P.A. (included in their opinion filed herewith as Exhibit 5.2). - *

24.1     Power of Attorney (included on the signature page). - *

25.1 Form T-1 Statement of Eligibility of Fifth Third Bank to act as trustee under the Indenture. - *

25.2 Form T-1 Statement of Eligibility of Fifth Third Bank to act as trustee under Amended and Restated Trust Agreement. - *

25.3 Form T-1 Statement of Eligibility of Fifth Third Bank to act as trustee under the Preferred Securities Guarantee Agreement.

         - *

* - Previously filed.

                                                                    Exhibit 10.8










                               FIRST BANKS, INC.,
                                    as Issuer






                                    INDENTURE

                           Dated as of March 20, 2003



                         U.S. BANK NATIONAL ASSOCIATION,
                                   as Trustee




        FLOATING RATE JUNIOR SUBORDINATED DEFERRABLE INTEREST DEBENTURES


                                    DUE 2033




                                TABLE OF CONTENTS
                                -----------------

INDENTURE.........................................................................................................1

ARTICLE I         DEFINITIONS.....................................................................................1
   Section 1.1.   Definitions.....................................................................................1

ARTICLE II.       DEBENTURES......................................................................................8
   Section 2.1.   Authentication and Dating.......................................................................8
   Section 2.2.   Form of Trustee's Certificate of Authentication.................................................9
   Section 2.3.   Form and Denomination of Debentures.............................................................9
   Section 2.4.   Execution of Debentures........................................................................10
   Section 2.5.   Exchange and Registration of Transfer of Debentures............................................10
   Section 2.6.   Mutilated, Destroyed, Lost or Stolen Debentures................................................13
   Section 2.7.   Temporary Debentures...........................................................................13
   Section 2.8.   Payment of Interest and Additional Interest....................................................14
   Section 2.9.   Cancellation of Debentures Paid, etc...........................................................15
   Section 2.10.  Computation of Coupon Rate.....................................................................16
   Section 2.11.  Extension of Interest Payment Period...........................................................16
   Section 2.12.  CUSIP Numbers..................................................................................17
   Section 2.13.  Global Debentures..............................................................................17

ARTICLE III.      PARTICULAR COVENANTS OF THE COMPANY............................................................19
   Section 3.1.   Payment of Principal, Premium and Interest; Agreed Treatment of the Debentures.................19
   Section 3.2.   Offices for Notices and Payments, etc..........................................................20
   Section 3.3.   Appointments to Fill Vacancies in Trustee's Office.............................................21
   Section 3.4.   Provision as to Paying Agent...................................................................21
   Section 3.5.   Certificate to Trustee.........................................................................22
   Section 3.6.   Additional Sums................................................................................22
   Section 3.7.   Compliance with Consolidation Provisions.......................................................22
   Section 3.8.   Limitation on Dividends........................................................................23
   Section 3.9.   Covenants as to the Trust......................................................................23
   Section 3.10.  Additional Junior Indebtedness.................................................................24

ARTICLE IV.       SECURITYHOLDERS' LISTS AND REPORTS BY THE COMPANY AND THE TRUSTEE..............................24
   Section 4.1.   Securityholders' Lists.........................................................................24
   Section 4.2.   Preservation and Disclosure of Lists...........................................................24

ARTICLE V.        REMEDIES OF THE TRUSTEE AND SECURITYHOLDERS UPON AN EVENT OF
                  DEFAULT........................................................................................25
   Section 5.1.   Events of Default..............................................................................25
   Section 5.2.   Payment of Debentures on Default, Suit Therefor................................................27
   Section 5.3.   Application of Moneys Collected by Trustee.....................................................29
   Section 5.4.   Proceedings by Securityholders.................................................................29
   Section 5.5.   Proceedings by Trustee.........................................................................30
   Section 5.6.   Remedies Cumulative and Continuing; Delay or Omission Not a Waiver.............................30
   Section 5.7.   Direction of Proceedings and Waiver of Defaults by Majority of Securityholders.................30
   Section 5.8.   Notice of Defaults.............................................................................31
   Section 5.9.   Undertaking, to Pay Costs......................................................................31

ARTICLE VI.       CONCERNING THE TRUSTEE.........................................................................32
   Section 6.1.   Duties and Responsibilities of Trustee.........................................................32
   Section 6.2.   Reliance on Documents, Opinions, etc...........................................................33
   Section 6.3.   No Responsibility for Recitals, etc............................................................34
   Section 6.4.   Trustee, Authenticating Agent, Paying Agents, Transfer Agents or Registrar May Own
                  Debentures.....................................................................................34


   Section 6.5.   Moneys to be Held in Trust.....................................................................34
   Section 6.6.   Compensation and Expenses of Trustee...........................................................34
   Section 6.7.   Officers' Certificate as Evidence..............................................................35
   Section 6.8.   Eligibility of Trustee.........................................................................35
   Section 6.9.   Resignation or Removal of Trustee..............................................................36
   Section 6.10.  Acceptance by Successor Trustee................................................................37
   Section 6.11.  Succession by Merger, etc......................................................................38
   Section 6.12.  Authenticating Agents..........................................................................38

ARTICLE VII.      CONCERNING THE SECURITYHOLDERS.................................................................39
   Section 7.1.   Action by Securityholders......................................................................39
   Section 7.2.   Proof of Execution by Securityholders..........................................................40
   Section 7.3.   Who Are Deemed Absolute Owners.................................................................40
   Section 7.4.   Debentures Not Outstanding.....................................................................41
   Section 7.5.   Revocation of Consents; Future Holders Bound...................................................41

ARTICLE VIII.     SECURITYHOLDERS' MEETINGS......................................................................41
   Section 8.1.   Purposes of Meetings...........................................................................41
   Section 8.2.   Call of Meetings by Trustee....................................................................42
   Section 8.3.   Call of Meetings by Company or Securityholders.................................................42
   Section 8.4.   Qualifications for Voting......................................................................42
   Section 8.5.   Regulations....................................................................................42
   Section 8.6.   Voting.........................................................................................43
   Section 8.7.   Quorum; Actions................................................................................43

ARTICLE IX.       SUPPLEMENTAL INDENTURES........................................................................44
   Section 9.1.   Supplemental Indentures without Consent of Securityholders.....................................44
   Section 9.2.   Supplemental Indentures with Consent of Securityholders........................................45
   Section 9.3.   Effect of Supplemental Indentures..............................................................46
   Section 9.4.   Notation on Debentures.........................................................................46
   Section 9.5.   Evidence of Compliance of Supplemental Indenture to be Furnished to Trustee....................47

ARTICLE X.        REDEMPTION OF SECURITIES.......................................................................47
   Section 10.1.  Optional Redemption............................................................................47
   Section 10.2.  Special Event Redemption.......................................................................47
   Section 10.3.  Notice of Redemption; Selection of Debentures..................................................47
   Section 10.4.  Payment of Debentures Called for Redemption....................................................48

ARTICLE XI.       CONSOLIDATION, MERGER, SALE, CONVEYANCE AND LEASE..............................................49
   Section 11.1.  Company May Consolidate, etc., on Certain Terms................................................49
   Section 11.2.  Successor Entity to be Substituted.............................................................49
   Section 11.3.  Opinion of Counsel to be Given to Trustee......................................................49

ARTICLE XII.      SATISFACTION AND DISCHARGE OF INDENTURE........................................................50
   Section 12.1.  Discharge of Indenture.........................................................................50
   Section 12.2.  Deposited Moneys to be Held in Trust by Trustee................................................50
   Section 12.3.  Paying Agent to Repay Moneys Held..............................................................50
   Section 12.4.  Return of Unclaimed Moneys.....................................................................51

ARTICLE XIII.     IMMUNITY OF INCORPORATORS, STOCKHOLDERS, OFFICERS AND DIRECTORS................................51
   Section 13.1.  Indenture and Debentures Solely Corporate Obligations..........................................51

ARTICLE XIV.      MISCELLANEOUS PROVISIONS.......................................................................51
   Section 14.1.  Successors.....................................................................................51
   Section 14.2.  Official Acts by Successor Entity..............................................................51
   Section 14.3.  Surrender of Company Powers....................................................................51
   Section 14.4.  Addresses for Notices, etc.....................................................................51
   Section 14.5.  Governing, Law.................................................................................52
   Section 14.6.  Evidence of Compliance with Conditions Precedent...............................................52
   Section 14.7.  Non-Business Days..............................................................................52
   Section 14.8.  Table of Contents, Headings, etc...............................................................53
   Section 14.9.  Execution in Counterparts......................................................................53
   Section 14.10. Separability...................................................................................53
   Section 14.11. Assignment.....................................................................................53
   Section 14.12. Acknowledgment of Rights.......................................................................53

ARTICLE XV.       SUBORDINATION OF DEBENTURES....................................................................53
   Section 15.1.  Agreement to Subordinate.......................................................................53
   Section 15.2.  Default on Senior Indebtedness.................................................................54
   Section 15.3   Liquidation, Dissolution, Bankruptcy...........................................................54
   Section 15.4.  Subrogation....................................................................................55
   Section 15.5.  Trustee to Effectuate Subordination............................................................56
   Section 15.6.  Notice by the Company..........................................................................56
   Section 15.7.  Rights of the Trustee; Holders of Senior Indebtedness..........................................57
   Section 15.8.  Subordination May Not Be Impaired..............................................................57


                                    INDENTURE
                                    ---------


         THIS INDENTURE, dated as of March 20, 2003, between First Banks, Inc., a Missouri corporation (the "Company"), and U.S. Bank National Association, a
                             -------
national banking association organized under the laws of the United States of America, as debenture trustee (the "Trustee").
                                    -------

                                   WITNESSETH:

         WHEREAS, for its lawful corporate purposes, the Company has duly authorized the issuance of its 8.10% Junior Subordinated Deferrable Interest Debentures due 2033 (the "Debentures") under this Indenture to provide, among
                          ----------
other things, for the execution and authentication, delivery and administration thereof, and the Company has duly authorized the execution of this Indenture; and

         WHEREAS, all acts and things necessary to make this Indenture a valid agreement according to its terms, have been done and performed;

         NOW, THEREFORE, This Indenture Witnesseth:

         In consideration of the premises, and the purchase of the Debentures by the holders thereof, the Company covenants and agrees with the Trustee for the equal and proportionate benefit of the respective holders from time to time of the Debentures as follows:

                                    ARTICLE I.
                                   DEFINITIONS
                                   -----------

         Section 1.1. Definitions. The terms defined in this Section 1.1 (except
                      -----------
as herein otherwise expressly provided or unless the context otherwise requires) for all purposes of this Indenture and of any indenture supplemental hereto shall have the respective meanings specified in this Section 1.1. All accounting terms used herein and not expressly defined shall have the meanings assigned to such terms in accordance with generally accepted accounting principles and the term "generally accepted accounting principles" means such accounting principles as are generally accepted in the United States at the time of any computation. The words "herein," "hereof" and "hereunder" and other words of similar import refer to this Indenture as a whole and not to any particular Article, Section or other subdivision.

         "Additional  Interest" means interest, if any, that shall accrue on any
          --------------------
interest on the Debentures the payment of which has not been made on the applicable Interest Payment Date and which shall accrue at the Coupon Rate, compounded quarterly (to the extent permitted by law).

         "Additional Junior  Indebtedness"  means, without duplication and other
          -------------------------------
than the Debentures, any indebtedness, liabilities or obligations of the Company, or any Affiliate of the Company, under debt securities (or guarantees in respect of debt securities) initially issued to any trust, or a trustee of a

Trust, partnership or other entity affiliated with the Company that is, directly or indirectly, a finance subsidiary (as such term is defined in Rule 3a-5 under the Investment Company Act of 1940) or other financing vehicle of the Company or any Affiliate of the Company in connection with the issuance by that entity of preferred securities or other securities that are eligible to qualify for Tier 1 capital treatment (or its then equivalent) for purposes of the capital adequacy guidelines of the Federal Reserve, as then in effect and applicable to the Company (or, if the Company is not a bank holding company, such guidelines applied to the Company as if the Company were subject to such guidelines); provided, however, that the inability of the Company to treat all or any portion
--------  -------
of the Additional Junior Indebtedness as Tier 1 capital shall not disqualify it as Additional Junior Indebtedness if such inability results from the Company having cumulative preferred stock, minority interests in consolidated subsidiaries, or any other class of security or interest which the Federal Reserve now or may hereafter accord Tier 1 capital treatment (including the Debentures) in excess of the amount which may qualify for treatment as Tier 1 capital under applicable capital adequacy guidelines.

         "Additional Sums" has the meaning set forth in Section 3.6.
          ---------------

         "Affiliate"  has the same  meaning as given to that term in Rule 405 of
          ---------
the Securities Act or any successor rule thereunder.

         "Applicable  Depository Procedures" means, with respect to any transfer
          ---------------------------------
or transaction involving a Global Debenture or beneficial interest therein, the rules and procedures of the Depositary for such Debenture, in each case to the extent applicable to such transaction and as in effect from time to time.

         "Authenticating  Agent" means any agent or agents of the Trustee  which
          ---------------------
at the time shall be appointed and acting pursuant to Section 6.12.

         "Bankruptcy  Law" means Title 11, U.S. Code, or any similar  federal or
          ---------------
state law for the relief of debtors.

         "Board of  Directors"  means the board of  directors  or the  executive
          -------------------
committee or any other duly authorized designated officers of the Company.

         "Board  Resolution"  means  a copy  of a  resolution  certified  by the
          -----------------
Secretary or an Assistant Secretary of the Company to have been duly adopted by the Board of Directors and to be in full force and effect on the date of such certification and delivered to the Trustee.

         "Business Day" means any day other than a Saturday, Sunday or any other
          ------------
day on which banking institutions in the city in which the Company's principal place of business is located, New York City or Hartford, Connecticut are permitted or required by any applicable law to close.

         "Capital Securities" means undivided beneficial interests in the assets
          ------------------
of First Bank Statutory Trust which rank pari passu with Common Securities issued by the Trust; provided, however, that upon the occurrence of an Event of
                     --------   -------
Default (as defined in the Declaration), the rights of holders of such Common Securities to payment in respect of distributions and payments upon liquidation, redemption and otherwise are subordinated to the rights of holders of such Capital Securities.

         "Capital  Securities  Guarantee" means the guarantee agreement that the
          ------------------------------
Company enters into with U.S. Bank National Association, as guarantee trustee, or other Persons that operates directly or indirectly for the benefit of holders of Capital Securities of the Trust.

         "Capital  Treatment  Event"  means the  receipt by the  Company and the
          -------------------------
Trust of an opinion of counsel experienced in such matters to the effect that, as a result of the occurrence of any amendment to, or change (including any announced prospective change) in, the laws, rules or regulations of the United States or any political subdivision thereof or therein, or as the result of any official or administrative pronouncement or action or decision interpreting or applying such laws, rules or regulations, which amendment or change is effective or which pronouncement, action or decision is announced on or after the date of original issuance of the Debentures, there is more than an insubstantial risk that the Company will not, within 90 days of the date of such opinion be entitled to treat an amount equal to the aggregate liquidation amount of the Debentures as "Tier 1 Capital" (or its then equivalent) for purposes of the capital adequacy guidelines of the Federal Reserve, as then in effect and applicable to the Company (or if the Company is not a bank holding company, such guidelines applied to the Company as if the Company were subject to such guidelines); provided, however, that the inability of the Company to treat all
              --------   -------
or any portion of the liquidation amount of the Debentures as Tier 1 Capital shall not constitute the basis for a Capital Treatment Event, if such inability results from the Company having cumulative preferred stock, minority interests in consolidated subsidiaries, or any other class of security or interest which the Federal Reserve or OTS, as applicable, may now or hereafter accord Tier 1 Capital treatment in excess of the amount which may now or hereafter qualify for treatment as Tier 1 Capital under applicable capital adequacy guidelines; provided further, however, that the distribution of Debentures in connection
--------  -------   -------
with the liquidation of the Trust shall not in and of itself constitute a Capital Treatment Event unless such liquidation shall have occurred in connection with a Tax Event or an Investment Company Event.

         "Certificate"  means a  certificate  signed by any one of the principal
          -----------
executive officer, the principal financial officer or the principal accounting officer of the Company.

         "Common Securities" means undivided  beneficial interests in the assets
          -----------------
of the Trust which rank pari passu with Capital Securities issued by the Trust; provided, however, that upon the occurrence of an Event of Default (as defined
---------  -------
in the Declaration), the rights of holders of such Common Securities to payment in respect of distributions and payments upon liquidation, redemption and otherwise are subordinated to the rights of holders of such Capital Securities.

         "Company" means First Banks, Inc., a Missouri corporation, and, subject
          -------
to the provisions of Article XI, shall include its successors and assigns.

         "Company Order" means a written order signed in the name of the Company
          -------------
by its Chairman of the Board of Directors, Vice Chairman, Chief Executive Officer, President, Chief Financial Officer, one of its Managing Directors or one of its Executive Vice Presidents, Senior Vice Presidents or Vice Presidents, and delivered to the Trustee.

         "Coupon Rate" has the meaning set forth in Section 2.8.
          -----------
         "Debenture" or "Debentures" has the meaning stated in the first recital
          -------------------------
of this Indenture.

         "Debenture Register" has the meaning specified in Section 2.5.
          ------------------

         "Declaration"  means the Amended and Restated  Declaration  of Trust of
          -----------
the Trust, as amended or supplemented from time to time.

         "Default"  means any event,  act or condition that with notice or lapse
          -------
of time, or both, would constitute an Event of Default.

         "Defaulted Interest" has the meaning set forth in Section 2.8.
          ------------------

         "Depositary"  means an  organization  registered  as a clearing  agency
          ----------
under the Exchange Act that is designated as Depositary by the Company or any successor thereto. DTC will be the initial Depositary.

         "Distribution Period" has the meaning set forth in Section 2.8.
          -------------------

         "Depository  Participant" means a broker, dealer, bank, other financial
          -----------------------
institution or other Person for whom from time to time a Depositary effects book-entry transfers and pledges of securities deposited with the Depositary.

         "DTC" means The Depository Trust Company, a New York corporation.
          ---

         "Event of Default" means any event specified in Section 5.1,  continued
          ----------------
for the period of time, if any, and after the giving of the notice, if any, therein designated.

         "Extension Period" has the meaning set forth in Section 2.11.
          ----------------

         "Federal  Reserve" means the Board of Governors of the Federal  Reserve
          ----------------
System and any successor federal agency that is primarily responsible for regulating the activities of bank holding companies.

         "Global  Debenture"  means a security that evidences all or part of the
          -----------------
Debentures, the ownership and transfers of which shall be made through book entries by a Depositary.

         "Indenture" means this instrument as originally executed or, if amended
          ---------
or supplemented as herein provided, as so amended or supplemented, or both.

         "Institutional Trustee" has the meaning set forth in the Declaration.
          ---------------------

         "Interest  Payment Date" means each March 31, June 30, September 30 and
          ----------------------
December 31 during the term of this Indenture and on the Maturity Date.

         "Investment  Company  Event"  means the  receipt by the Company and the
          --------------------------
Trust of an opinion of counsel experienced in such matters to the effect that, as a result of the occurrence of a change in law or regulation or written change (including any announced prospective change) in interpretation or application of law or regulation by any legislative body, court, governmental agency or regulatory authority, there is more than an insubstantial risk that the Trust is or will be considered an "investment company" that is required to be registered under the Investment Company Act of 1940, as amended, which change or prospective change becomes effective or would become effective, as the case may be, on or after the date of the issuance of the Debentures.

         "Liquidation  Amount"  means the stated  amount of $1,000.00  per Trust
          -------------------
Security.

         "Maturity Date" means March 20, 2033.
          -------------

         "Officers'  Certificate"  means a certificate signed by the Chairman of
          ----------------------
the Board, the Vice Chairman, the Chief Executive Officer, the President, the Chief Financial Officer, any Managing Director or any Vice President, and by the Treasurer, an Assistant Treasurer, the Comptroller, an Assistant Comptroller, the Secretary or an Assistant Secretary of the Company, and delivered to the Trustee. Each such certificate shall include the statements provided for in
Section 14.6 if and to the extent required by the provisions of such Section.

         "Opinion  of  Counsel"  means an  opinion  in  writing  signed by legal
          --------------------
counsel, who may be an employee of or counsel to the Company, or may be other counsel reasonably satisfactory to the Trustee. Each such opinion shall include the statements provided for in Section 14.6 if and to the extent required by the provisions of such Section.

         "OTS" means the Office of Thrift  Supervision and any successor federal
          ---
agency that is primarily responsible for regulating the activities of savings and loan holding companies.

         "Outstanding" means, when used with reference to Debentures, subject to
          -----------
the provisions of Section 7.4, as of any particular time, all Debentures authenticated and delivered by the Trustee or the Authenticating Agent under this Indenture, except:

         (a)   Debentures   theretofore   canceled   by  the   Trustee   or  the
Authenticating Agent or delivered to the Trustee for cancellation;

         (b) Debentures, or portions thereof, for the payment or redemption of which moneys in the necessary amount shall have been deposited in trust with the Trustee or with any paying agent (other than the Company) or shall have been set aside and segregated in trust by the Company (if the Company shall act as its own paying agent); provided, however, that, if such Debentures, or portions
                    --------   -------
thereof, are to be redeemed prior to maturity thereof, notice of such redemption shall have been given as provided in Section 10.3 or provision satisfactory to the Trustee shall have been made for giving such notice;

         (c) Debentures paid pursuant to Section 2.6 or in lieu of or in substitution for which other Debentures shall have been authenticated and delivered pursuant to the terms of Section 2.6 unless proof satisfactory to the Company and the Trustee is presented that any such Debentures are held by bona fide holders in due course; and

         (d) Debentures held in accordance with Section 7.4 hereof.

         "Person" means an individual,  corporation,  limited liability company,
          ------
partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

         "Predecessor Security" of any particular Debenture means every previous
          --------------------
Debenture evidencing all or a portion of the same debt as that evidenced by such particular Debenture; and, for the purposes of this definition, any Debenture authenticated and delivered under Section 2.6 in lieu of a lost, destroyed or stolen Debenture shall be deemed to evidence the same debt as the lost, destroyed or stolen Debenture.

         "Principal  Office of the Trustee," or other  similar  term,  means the
          ---------------------------------
office of the Trustee, at which at any particular time its corporate trust business shall be principally administered, which at the time of the execution of this Indenture shall be 225 Asylum Street, Goodwin Square, Hartford, Connecticut 06103.

         "Redemption  Date"  means  the  Interest  Payment  Date  fixed  for the
          ----------------
redemption of Debentures.

         "Redemption Price" means 100% of the principal amount of the Debentures
          ----------------
being redeemed, plus accrued and unpaid interest on such Debentures to the Redemption Date.

         "Responsible  Officer" means, with respect to the Trustee,  any officer
          --------------------
within the Principal Office of the Trustee, including any vice-president, any assistant vice-president, any secretary, any assistant secretary, the treasurer, any assistant treasurer, any trust officer or other officer of the Principal Trust Office of the Trustee customarily performing functions similar to those performed by any of the above designated officers and also means, with respect to a particular corporate trust matter, any other officer to whom such matter is referred because of that officer's knowledge of and familiarity with the particular subject.

         "Securities Act" means the Securities Act of 1933, as amended from time
          --------------
to time or any successor legislation.

         "Securityholder," "holder of Debentures," or other similar terms, means
          ---------------   ---------------------
any Person in whose name at the time a particular Debenture is registered on the register kept by the Company or the Trustee for that purpose in accordance with the terms hereof.

         "Senior  Indebtedness"  means,  with  respect to the  Company,  whether
          --------------------
incurred on or prior to the date of this Indenture or thereafter incurred, (i) the principal, premium, if any, and interest in respect of (A) indebtedness of the Company for money borrowed and (B) indebtedness evidenced by securities, debentures, notes, bonds or other similar instruments issued by the Company;
(ii) all capital lease obligations of the Company; (iii) all obligations of the Company issued or assumed as the deferred purchase price of property, all conditional sale obligations of the Company and all obligations of the Company under any title retention agreement; (iv) all obligations of the Company for the reimbursement of any letter of credit, any banker's acceptance, any security purchase facility, any repurchase agreement or similar arrangement, any interest rate swap, any other hedging arrangement, any obligation under options or any similar credit or other transaction; (v) all obligations of the type referred to in clauses (i) through (iv) above of other Persons for the payment of which the Company is responsible or liable as obligor, guarantor or otherwise; and (vi) all obligations of the type referred to in clauses (i) through (v) above of other Persons secured by any lien on any property or asset of the Company (whether or not such obligation is assumed by the Company). Notwithstanding the foregoing, "Senior Indebtedness" shall not include (1) any Additional Junior Indebtedness, (2) Debentures issued pursuant to this Indenture and guarantees in respect of such Debentures, (3) trade accounts payable of the Company arising in the ordinary course of business (such trade accounts payable being pari passu in right of payment to the Debentures), or (4) obligations with respect to which
(a) in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such obligations are pari passu, junior or otherwise not superior in right of payment to the Debentures and (b) the Company, prior to the issuance thereof, has notified (and, if then required under the applicable guidelines of the regulating entity, has received approval from) the Federal Reserve (if the Company is a bank holding company) or the OTS (if the Company is a savings and loan holding company). Senior Indebtedness shall continue to be Senior Indebtedness and be entitled to the subordination provisions irrespective of any amendment, modification or waiver of any term of such Senior Indebtedness.

         "Special Event" means any of a Capital  Treatment  Event, an Investment
          -------------
Company Event or a Tax Event.

         "Subsidiary"  means with respect to any Person,  (i) any corporation at
          ----------
least a majority of the outstanding voting stock of which is owned, directly or indirectly, by such Person or by one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries, (ii) any general partnership, joint venture, limited liability company or similar entity, at least a majority of the outstanding partnership or similar interests of which shall at the time be owned by such Person, or by one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries and (iii) any limited partnership of which such Person or any of its Subsidiaries is a general partner. For the purposes of this definition, "voting stock" means shares, interests, participations or other equivalents in the equity interest (however designated) in such Person having ordinary voting power for the election of a majority of the directors (or the equivalent) of such Person, other than shares, interests, participations or other equivalents having such power only by reason of the occurrence of a contingency.

         "Tax  Event"  means  the  receipt  by the  Company  and the Trust of an
          ----------
opinion of counsel experienced in such matters to the effect that, as a result of any amendment to or change (including any announced prospective change) in the laws or any regulations thereunder of the United States or any political subdivision or taxing authority thereof or therein, or as a result of any official administrative pronouncement (including any private letter ruling, technical advice memorandum, field service advice, regulatory procedure, notice or announcement, including any notice or announcement of intent to adopt such procedures or regulations (an "Administrative Action")) or judicial decision
                                 ----------------------
interpreting or applying such laws or regulations, regardless of whether such Administrative Action or judicial decision is issued to or in connection with a proceeding involving the Company or the Trust and whether or not subject to review or appeal, which amendment, clarification, change, Administrative Action or decision is enacted, promulgated or announced, in each case on or after the date of original issuance of the Debentures, there is more than an insubstantial risk that: (i) the Trust is, or will be within 90 days of the date of such opinion, subject to United States federal income tax with respect to income received or accrued on the Debentures; (ii) interest payable by the Company on the Debentures is not, or within 90 days of the date of such opinion, will not be, deductible by the Company, in whole or in part, for United States federal income tax purposes; or (iii) the Trust is, or will be within 90 days of the date of such opinion, subject to more than a de minimis amount of other taxes, duties or other governmental charges. Provided, however, if the Company may eliminate the results described in (i) through (iii) of such Administrative Action or judicial decision interpreting or applying such laws or regulations by taking some ministerial action, such as filing a form or making an election, or pursuing some other similar reasonable measure which has no adverse effect on the Company, the Trustee, the Trust or the Holders of the Capital Securities issued by the Trust, such Administrative Action or judicial decision shall not be deemed a Tax Event.

         "Trust" shall mean First Bank Statutory Trust, a Connecticut  statutory
          -----
trust, or any other similar trust created for the purpose of issuing Capital Securities in connection with the issuance of Debentures under this Indenture, of which the Company is the sponsor.

         "Trust Agreement" means the Amended and Restated  Declaration of Trust,
          ---------------
dated March 20, 2003, by and among U.S. Bank National Association, as Institutional Trustee, First Banks, Inc., as Sponsor, and the Administrators named therein, and any amendments or supplements thereto.

         "Trust Indenture Act" means the Trust Indenture Act of 1939, as amended
          -------------------
from time to time, or any successor legislation.

         "Trust  Securities" means Common  Securities and Capital  Securities of
           ----------------
the Trust.

         "Trustee"  means U.S. Bank National  Association,  and,  subject to the
          -------
provisions of Article VI hereof, shall also include its successors and assigns as Trustee hereunder.

                                   ARTICLE II.
                                   DEBENTURES
                                   ----------

         Section 2.1. Authentication and Dating. Upon the execution and delivery
                      -------------------------
of this Indenture, or from time to time thereafter, Debentures in an aggregate principal amount not in excess of $25,774,000 may be executed and delivered by the Company to the Trustee for authentication, and the Trustee shall thereupon authenticate and make available for delivery said Debentures to or upon the written order of the Company, signed by its Chairman of the Board of Directors,

Vice Chairman, the Chief Executive Officer, the President, the Chief Financial Officer, one of its Managing Directors or one of its Vice Presidents without any further action by the Company hereunder. In authenticating such Debentures, and accepting the additional responsibilities under this Indenture in relation to such Debentures, the Trustee shall be entitled to receive, and (subject to Section 6.1) shall be fully protected in relying upon:

         (a) a copy of any Board Resolution or Board Resolutions relating thereto and, if applicable, an appropriate record of any action taken pursuant to such resolution, in each case certified by the Secretary or an Assistant Secretary of the Company, as the case may be and

         (b) an Opinion of Counsel prepared in accordance with Section 14.6 which shall also state:

             (1) that such Debentures, when authenticated and delivered by the Trustee and issued by the Company in each case in the manner and subject to any conditions specified in such Opinion of Counsel, will constitute valid and legally binding obligations of the Company, subject to or limited by applicable bankruptcy, insolvency, reorganization, conservatorship, receivership, moratorium and other statutory or decisional laws relating to or affecting creditors' rights or the reorganization of financial institutions (including, without limitation, preference and fraudulent conveyance or transfer laws), heretofore or hereafter enacted or in effect, affecting the rights of creditors generally; and

             (2) that all laws and requirements in respect of the execution and delivery by the Company of the Debentures have been complied with and that authentication and delivery of the Debentures by the Trustee will not violate the terms of this Indenture.

         The Trustee shall have the right to decline to authenticate and deliver any Debentures under this Section if the Trustee, being advised in writing by counsel, determines that such action may not lawfully be taken or if a Responsible Officer of the Trustee in good faith shall determine that such action would expose the Trustee to personal liability to existing holders.

         The definitive Debentures shall be typed, printed, lithographed or engraved on steel engraved borders or may be produced in any other manner, all as determined by the officers executing such Debentures, as evidenced by their execution of such Debentures.

         Section  2.2.  Form of Trustee's  Certificate  of  Authentication.  The
                        --------------------------------------------------
Trustee's   certificate  of   authentication  on  all  Debentures  shall  be  in
substantially the following form:

         This is one of the Debentures referred to in the within-mentioned Indenture.
         U.S. Bank National Association, as Trustee
         By________________________________________
         Authorized Signer

         Section 2.3. Form and Denomination of Debentures.  The Debentures shall
                      -----------------------------------
be substantially in the form of Exhibit A attached hereto. The Debentures shall be in registered, certificated form without coupons and in minimum denominations of $500,000.00 and any multiple of $1,000.00 in excess thereof. Any attempted transfer of the Debentures in a block having an aggregate principal amount of less than $500,000.00 shall be deemed to be void and of no legal effect whatsoever. Any such purported transferee shall be deemed not to be a holder of such Debentures for any purpose, including, but not limited to the receipt of payments on such Debentures, and such purported transferee shall be deemed to have no interest whatsoever in such Debentures. The Debentures shall be numbered, lettered, or otherwise distinguished in such manner or in accordance with such plans as the officers executing the same may determine with the approval of the Trustee as evidenced by the execution and authentication thereof.

         Section 2.4. Execution of Debentures. The Debentures shall be signed in
                      -----------------------
the name and on behalf of the Company by the manual or facsimile signature of its Chairman of the Board of Directors, Vice Chairman, Chief Executive Officer, President, Chief Financial Officer, one of its Managing Directors or one of its Executive Vice Presidents, Senior Vice Presidents or Vice Presidents. Only such Debentures as shall bear thereon a certificate of authentication substantially in the form herein before recited, executed by the Trustee or the Authenticating Agent by the manual signature of an authorized signer, shall be entitled to the benefits of this Indenture or be valid or obligatory for any purpose. Such certificate by the Trustee or the Authenticating Agent upon any Debenture executed by the Company shall be conclusive evidence that the Debenture so authenticated has been duly authenticated and delivered hereunder and that the holder is entitled to the benefits of this Indenture.

         In case any officer of the Company who shall have signed any of the Debentures shall cease to be such officer before the Debentures so signed shall have been authenticated and delivered by the Trustee or the Authenticating Agent, or disposed of by the Company, such Debentures nevertheless may be authenticated and delivered or disposed of as though the Person who signed such Debentures had not ceased to be such officer of the Company; and any Debenture may be signed on behalf of the Company by such Persons as, at the actual date of the execution of such Debenture, shall be the proper officers of the Company, although at the date of the execution of this Indenture any such person was not such an officer.

         Every Debenture shall be dated the date of its authentication.

         Section 2.5.  Exchange and Registration of Transfer of Debentures.  The
                       ---------------------------------------------------
Company shall cause to be kept, at the office or agency maintained for the purpose of registration of transfer and for exchange as provided in Section 3.2, a register (the "Debenture Register") for the Debentures issued hereunder in which, subject to such reasonable regulations as it may prescribe, the Company shall provide for the registration and transfer of all Debentures as in this
Article II provided. The Debenture Register shall be in written form or in any other form capable of being converted into written form within a reasonable time.

         Debentures to be exchanged may be surrendered at the Principal Office of the Trustee or at any office or agency to be maintained by the Company for such purpose as provided in Section 3.2, and the Company shall execute, the Company or the Trustee shall register and the Trustee or the Authenticating Agent shall authenticate and make available for delivery in exchange therefor the Debenture or Debentures which the Securityholder making the exchange shall be entitled to receive. Upon due presentment for registration of transfer of any Debenture at the Principal Office of the Trustee or at any office or agency of the Company maintained for such purpose as provided in Section 3.2, the Company shall execute, the Company or the Trustee shall register and the Trustee or the Authenticating Agent shall authenticate and make available for delivery in the name of the transferee or transferees a new Debenture for a like aggregate principal amount. Registration or registration of transfer of any Debenture by the Trustee or by any agent of the Company appointed pursuant to Section 3.2, and delivery of such Debenture, shall be deemed to complete the registration or registration of transfer of such Debenture.

         All Debentures presented for registration of transfer or for exchange or payment shall (if so required by the Company or the Trustee or the Authenticating Agent) be duly endorsed by, or be accompanied by a written instrument or instruments of transfer in form satisfactory to the Company and the Trustee or the Authenticating Agent duly executed by the holder or his attorney duly authorized in writing.

         No service charge shall be made for any exchange or registration of transfer of Debentures, but the Company or the Trustee may require payment of a sum sufficient to cover any tax, fee or other governmental charge that may be imposed in connection therewith.

         The Company or the Trustee shall not be required to exchange or register a transfer of any Debenture for a period of 15 days next preceding the date of selection of Debentures for redemption.

         Notwithstanding anything herein to the contrary, Debentures may not be transferred except in compliance with the restricted securities legend set forth below, unless otherwise determined by the Company, upon the advice of counsel experienced in securities law, in accordance with applicable law:

         THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), ANY STATE SECURITIES LAWS OR ANY OTHER
APPLICABLE SECURITIES LAW. NEITHER THIS SECURITY NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES LAWS. THE HOLDER OF THIS SECURITY BY ITS ACCEPTANCE HEREOF AGREES TO OFFER, SELL OR OTHERWISE TRANSFER THIS SECURITY ONLY (A) TO THE COMPANY, (B) PURSUANT TO A REGISTRATION STATEMENT THAT HAS BEEN DECLARED EFFECTIVE UNDER THE SECURITIES ACT, (C) TO A PERSON WHOM THE SELLER REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A SO LONG AS THIS SECURITY IS ELIGIBLE FOR RESALE PURSUANT TO RULE 144A IN ACCORDANCE WITH RULE 144A, (D) TO A NON-U.S. PERSON IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH RULE 903 OR RULE 904 (AS APPLICABLE) OF REGULATION S UNDER THE SECURITIES ACT, (E) TO AN INSTITUTIONAL "ACCREDITED INVESTOR" WITHIN THE MEANING OF SUBPARAGRAPH (A) OF RULE 501 UNDER THE SECURITIES ACT THAT IS ACQUIRING THIS

SECURITY FOR ITS OWN ACCOUNT, OR FOR THE ACCOUNT OF SUCH AN INSTITUTIONAL ACCREDITED INVESTOR, FOR INVESTMENT PURPOSES AND NOT WITH A VIEW TO, OR FOR OFFER OR SALE IN CONNECTION WITH, ANY DISTRIBUTION IN VIOLATION OF THE SECURITIES ACT, OR (F) PURSUANT TO ANY OTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT, SUBJECT TO THE COMPANY'S RIGHT PRIOR TO ANY SUCH OFFER, SALE OR TRANSFER TO REQUIRE THE DELIVERY OF AN OPINION OF COUNSEL, CERTIFICATION AND/OR OTHER INFORMATION SATISFACTORY TO IT IN ACCORDANCE WITH THE INDENTURE, A COPY OF WHICH MAY BE OBTAINED FROM THE COMPANY.

         THE HOLDER OF THIS SECURITY BY ITS ACCEPTANCE HEREOF ALSO AGREES, REPRESENTS AND WARRANTS THAT IT IS NOT AN EMPLOYEE BENEFIT, INDIVIDUAL
RETIREMENT  ACCOUNT  OR  OTHER  PLAN OR  ARRANGEMENT  SUBJECT  TO TITLE I OF THE
EMPLOYMENT  RETIREMENT  INCOME  SECURITY ACT OF 1974, AS AMENDED  ("ERISA"),  OR
SECTION 4975 OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE "CODE") (EACH A "PLAN"), OR AN ENTITY WHOSE UNDERLYING ASSETS INCLUDE "PLAN ASSETS" BY REASON OF ANY PLAN'S INVESTMENT IN THE ENTITY, AND NO PERSON INVESTING "PLAN ASSETS" OF ANY PLAN MAY ACQUIRE OR HOLD THE SECURITIES OR ANY INTEREST THEREIN, UNLESS SUCH PURCHASER OR HOLDER IS ELIGIBLE FOR EXEMPTIVE RELIEF AVAILABLE UNDER U.S. DEPARTMENT OF LABOR PROHIBITED TRANSACTION CLASS EXEMPTION 96-23, 95-60, 91-38, 90-1 OR 84-14 OR ANOTHER APPLICABLE EXEMPTION OR ITS PURCHASE AND HOLDING OF THIS SECURITY IS NOT PROHIBITED BY SECTION 406 OF ERISA OR SECTION 4975 OF THE CODE WITH RESPECT TO SUCH PURCHASE OR HOLDING. ANY PURCHASER OR HOLDER OF THE SECURITIES OR ANY INTEREST THEREIN WILL BE DEEMED TO HAVE REPRESENTED BY ITS PURCHASE AND HOLDING THEREOF THAT EITHER (i) IT IS NOT AN EMPLOYEE BENEFIT PLAN WITHIN THE MEANING OF SECTION 3(3) OF ERISA, OR A PLAN TO WHICH SECTION 4975 OF THE CODE IS APPLICABLE, A TRUSTEE OR OTHER PERSON ACTING ON BEHALF OF AN EMPLOYEE BENEFIT PLAN OR PLAN, OR ANY OTHER PERSON OR ENTITY USING THE ASSETS OF ANY EMPLOYEE BENEFIT PLAN OR PLAN TO FINANCE SUCH PURCHASE, OR (ii) SUCH PURCHASE WILL NOT RESULT IN A PROHIBITED TRANSACTION UNDER SECTION 406 OR ERISA OR SECTION 4975 OF THE CODE FOR WHICH THERE IS NO APPLICABLE STATUTORY OR ADMINISTRATIVE EXEMPTION.

         THIS SECURITY WILL BE ISSUED AND MAY BE TRANSFERRED ONLY IN BLOCKS HAVING AN AGGREGATE PRINCIPAL AMOUNT OF NOT LESS THAN $500,000.00 AND MULTIPLES OF $1,000.00 IN EXCESS THEREOF. ANY ATTEMPTED TRANSFER OF THIS SECURITY IN A BLOCK HAVING AN AGGREGATE PRINCIPAL AMOUNT OF LESS THAN $500,000.00 SHALL BE DEEMED TO BE VOID AND OF NO LEGAL EFFECT WHATSOEVER.

         THE HOLDER OF THIS SECURITY AGREES THAT IT WILL COMPLY WITH THE FOREGOING RESTRICTIONS.

         Section 2.6. Mutilated,  Destroyed,  Lost or Stolen Debentures. In case
                      -------------------------------------------------
any Debenture shall become mutilated or be destroyed, lost or stolen, the Company shall execute, and upon its written request the Trustee shall authenticate and deliver, a new Debenture bearing a number not contemporaneously outstanding, in exchange and substitution for the mutilated Debenture, or in lieu of and in substitution for the Debenture so destroyed, lost or stolen. In every case the applicant for a substituted Debenture shall furnish to the Company and the Trustee such security or indemnity as may be required by them to save each of them harmless, and, in every case of destruction, loss or theft, the applicant shall also furnish to the Company and the Trustee evidence to their satisfaction of the destruction, loss or theft of such Debenture and of the ownership thereof.

         The Trustee may authenticate any such substituted Debenture and deliver the same upon the written request or authorization of any officer of the Company. Upon the issuance of any substituted Debenture, the Company may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses connected therewith. In case any Debenture which has matured or is about to mature or has been called for redemption in full shall become mutilated or be destroyed, lost or stolen, the Company may, instead of issuing a substitute Debenture, pay or authorize the payment of the same (without surrender thereof except in the case of a mutilated Debenture) if the applicant for such payment shall furnish to the Company and the Trustee such security or indemnity as may be required by them to save each of them harmless and, in case of destruction, loss or theft, evidence satisfactory to the Company and to the Trustee of the destruction, loss or theft of such Debenture and of the ownership thereof.

         Every  substituted  Debenture issued pursuant to the provisions of this
Section 2.6 by virtue of the fact that any such Debenture is destroyed, lost or stolen shall constitute an additional contractual obligation of the Company, whether or not the destroyed, lost or stolen Debenture shall be found at any time, and shall be entitled to all the benefits of this Indenture equally and proportionately with any and all other Debentures duly issued hereunder. All Debentures shall be held and owned upon the express condition that, to the extent permitted by applicable law, the foregoing provisions are exclusive with respect to the replacement or payment of mutilated, destroyed, lost or stolen Debentures and shall preclude any and all other rights or remedies notwithstanding any law or statute existing or hereafter enacted to the contrary with respect to the replacement or payment of negotiable instruments or other securities without their surrender.

         Section  2.7.   Temporary   Debentures.   Pending  the  preparation  of
                         ----------------------
definitive Debentures, the Company may execute and the Trustee shall authenticate and make available for delivery temporary Debentures that are typed, printed or lithographed. Temporary Debentures shall be issuable in any authorized denomination, and substantially in the form of the definitive Debentures in lieu of which they are issued but with such omissions, insertions and variations as may be appropriate for temporary Debentures, all as may be determined by the Company. Every such temporary Debenture shall be executed by the Company and be authenticated by the Trustee upon the same conditions and in substantially the same manner, and with the same effect, as the definitive

Debentures. Without unreasonable delay the Company will execute and deliver to the Trustee or the Authenticating Agent definitive Debentures and thereupon any or all temporary Debentures may be surrendered in exchange therefor, at the principal corporate trust office of the Trustee or at any office or agency maintained by the Company for such purpose as provided in Section 3.2, and the Trustee or the Authenticating Agent shall authenticate and make available for delivery in exchange for such temporary Debentures a like aggregate principal amount of such definitive Debentures. Such exchange shall be made by the Company at its own expense and without any charge therefor except that in case of any such exchange involving a registration of transfer the Company may require payment of a sum sufficient to cover any tax, fee or other governmental charge that may be imposed in relation thereto. Until so exchanged, the temporary Debentures shall in all respects be entitled to the same benefits under this Indenture as definitive Debentures authenticated and delivered hereunder.

         Section 2.8. Payment of Interest and Additional  Interest.  Interest at
                      --------------------------------------------
the Coupon Rate and any Additional Interest on any Debenture that is payable, and is punctually paid or duly provided for, on any Interest Payment Date for Debentures shall be paid to the Person in whose name said Debenture (or one or more Predecessor Securities) is registered at the close of business on the regular record date for such interest installment except that interest and any Additional Interest payable on the Maturity Date shall be paid to the Person to whom principal is paid. In the event that any Debenture or portion thereof is called for redemption and the redemption date is subsequent to a regular record date with respect to any Interest Payment Date and prior to such Interest Payment Date, interest on such Debenture will be paid upon presentation and surrender of such Debenture.

         Each Debenture shall bear interest for the period beginning on (and including) the date of original issuance and ending on (but excluding) March 31, 2003, and for each successive period beginning on (and including) March 31, 2003, and each succeeding Interest Payment Date, and ending on (but excluding) the next succeeding Interest Payment Date (each, a "Distribution Period") at a
                                                     --------------------
rate of 8.10% per annum (the "Coupon  Rate"),  applied to the  principal  amount
                              ------------
thereof, until the principal thereof becomes due and payable, and on any overdue principal and to the extent that payment of such interest is enforceable under applicable law (without duplication) on any overdue installment of interest at the Coupon Rate compounded quarterly. Interest shall be payable (subject to any relevant Extension Period) quarterly in arrears on each Interest Payment Date with the first installment of interest to be paid on March 31, 2003.

         Any interest on any Debenture, including Additional Interest, that is payable, but is not punctually paid or duly provided for, on any Interest Payment Date (herein called "Defaulted Interest") shall forthwith cease to be
                              -------------------
payable to the registered holder on the relevant regular record date by virtue of having been such holder; and such Defaulted Interest shall be paid by the Company to the Persons in whose names such Debentures (or their respective Predecessor Securities) are registered at the close of business on a special record date for the payment of such Defaulted Interest, which shall be fixed in the following manner: the Company shall notify the Trustee in writing at least 25 days prior to the date of the proposed payment of the amount of Defaulted Interest proposed to be paid on each such Debenture and the date of the proposed payment, and at the same time the Company shall deposit with the Trustee an amount of money equal to the aggregate amount proposed to be paid in respect of such Defaulted Interest or shall make arrangements satisfactory to the Trustee for such deposit prior to the date of the proposed payment, such money when deposited to be held in trust for the benefit of the Persons entitled to such Defaulted Interest as in this clause provided. Thereupon the Trustee shall fix a special record date for the payment of such Defaulted Interest which shall not be more than 15 nor less than 10 days prior to the date of the proposed payment and not less than 10 days after the receipt by the Trustee of the notice of the proposed payments. The Trustee shall promptly notify the Company of such special record date and, in the name and at the expense of the Company, shall cause notice of the proposed payment of such Defaulted Interest and the special record date therefor to be mailed, first class postage prepaid, to each Securityholder at its address as it appears in the Debenture Register, not less than 10 days prior to such special record date. Notice of the proposed payment of such Defaulted Interest and the special record date therefor having been mailed as aforesaid, such Defaulted Interest shall be paid to the Persons in whose names such Debentures (or their respective Predecessor Securities) are registered on such special record date and shall be no longer payable.

         The Company may make payment of any Defaulted Interest on any Debentures in any other lawful manner after notice given by the Company to the Trustee of the proposed payment method, provided, however, the Trustee in its
                                         --------   -------
sole discretion deems such payment method to be practical.

         Any interest scheduled to become payable on an Interest Payment Date occurring during an Extension Period shall not be Defaulted Interest and shall be payable on such other date as may be specified in the terms of such Debentures.

         The term "regular record date" as used in this Section shall mean the close of business on the 15th day next preceding the applicable Interest Payment Date; provided, however, that for the Interest Payment Date occurring on March 31, 2003, the regular record date shall be March 20, 2003.

         Subject to the foregoing provisions of this Section, each Debenture delivered under this Indenture upon registration of transfer of or in exchange for or in lieu of any other Debenture shall carry the rights to interest accrued and unpaid, and to accrue, that were carried by such other Debenture.

         Section 2.9.  Cancellation  of  Debentures  Paid,  etc. All  Debentures
                       ----------------------------------------
surrendered for the purpose of payment, redemption, exchange or registration of transfer, shall, if surrendered to the Company or any paying agent, be surrendered to the Trustee and promptly canceled by it, or, if surrendered to the Trustee or any Authenticating Agent, shall be promptly canceled by it, and no Debentures shall be issued in lieu thereof except as expressly permitted by any of the provisions of this Indenture. All Debentures canceled by any Authenticating Agent shall be delivered to the Trustee. The Trustee shall destroy all canceled Debentures unless the Company otherwise directs the Trustee in writing. If the Company shall acquire any of the Debentures, however, such acquisition shall not operate as a redemption or satisfaction of the indebtedness represented by such Debentures unless and until the same are surrendered to the Trustee for cancellation.

         Section  2.10.  Computation  of Coupon  Rate.  The  amount of  interest
                         ----------------------------
payable for any Distribution Period will be calculated by applying the Coupon Rate to the principal amount outstanding at the commencement of the Distribution Period and multiplying each such amount by the actual number of days in the Distribution Period concerned divided by 360. In the event that any date on which interest is payable on the Debentures is not a Business Day, then payment of interest payable on such date shall be made on the next succeeding day which is a Business Day (and without any interest or other payment in respect of any such delay), with the same force and effect as if made on the date such payment was originally payable. All percentages resulting from any calculations on the Debentures will be rounded, if necessary, to the nearest one hundred-thousandth of a percentage point, with five one-millionths of a percentage point rounded upward (e.g., 9.876545% or .09876545 being rounded to 9.87655% or .0987655) and all dollar amounts used in or resulting from such calculation will be rounded to the nearest cent, with one-half cent being rounded upward.

         Subject to the corrective rights set forth above, all certificates, communications, opinions, determinations, calculations, quotations and decisions given, expressed, made or obtained for the purposes of the provisions relating, to the payment and calculation of interest on the Debentures and distributions on the Capital Securities by the Trustee or the Institutional Trustee will (in the absence of willful default, bad faith or manifest error) be final, conclusive and binding on the Trust, the Company and all of the holders of the Debentures and the Capital Securities, and no liability shall (in the absence of willful default, bad faith or manifest error) attach to the Trustee or the Institutional Trustee in connection with the exercise or non-exercise by either of them or their respective powers, duties and discretion.

         Section 2.11. Extension of Interest Payment Period. So long as no Event
                       ------------------------------------
of Default has occurred and is continuing, the Company shall have the right, from time to time, and without causing an Event of Default, to defer payments of interest on the Debentures by extending the interest payment period on the Debentures at any time and from time to time during the term of the Debentures, for up to 20 consecutive quarterly periods (each such extended interest payment period, an "Extension Period"), during which Extension Period no interest
              -----------------
(including Additional Interest) shall be due and payable. No Extension Period may end on a date other than an Interest Payment Date. At the end of any such Extension Period the Company shall pay all interest then accrued and unpaid on the Debentures (together with Additional Interest thereon); provided, however,
                                                             --------   -------
that no Extension Period may extend beyond the Maturity Date;  provided further,
                                                               -------- -------
however,  that during any such Extension Period, the Company shall not and shall
------
not permit any Affiliate to (i) declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of the Company's or such Affiliate's capital stock (other than payments of dividends or distributions to the Company) or make any guarantee payments with respect to the foregoing or (ii) make any payment of principal or interest or premium, if any, on or repay, repurchase or redeem any debt securities of the Company or any Affiliate that rank pari passu in all respects with or junior in interest to the Debentures (other than, with respect to clauses (i) or (ii) above, (a) repurchases, redemptions or other acquisitions of shares of capital stock of the Company in connection with any employment contract, benefit plan or other similar arrangement with or for the benefit of one or more employees, officers, directors or consultants, in connection with a dividend reinvestment or stockholder stock purchase plan or in connection with the issuance of capital stock of the Company (or securities convertible into or exercisable for such capital stock) as consideration in an acquisition transaction entered into prior to the applicable Extension Period, (b) as a result of any exchange or conversion of any class or series of the Company's capital stock (or any capital stock of a subsidiary of the Company) for any class or series of the Company's capital stock or of any class or series of the Company's indebtedness for any class or series of the Company's capital stock, (c) the purchase of fractional interests in shares of the Company's capital stock pursuant to the conversion or exchange provisions of such capital stock or the security being converted or exchanged, (d) any declaration of a dividend in connection with any stockholders' rights plan, or the issuance of rights, stock or other property under any stockholders' rights plan, or the redemption or repurchase of rights pursuant thereto, (e) any dividend in the form of stock, warrants, options or other rights where the dividend stock or the stock issuable upon exercise of such warrants, options or other rights is the same stock as that on which the dividend is being paid or ranks pari passu with or junior to such stock and any cash payments in lieu of fractional shares issued in connection therewith, or
(f) payments under the Capital Securities Guarantee. Prior to the termination of any Extension Period, the Company may further extend such period, provided that such period together with all such previous and further consecutive extensions thereof shall not exceed 20 consecutive quarterly periods, or extend beyond the Maturity Date. Upon the termination of any Extension Period and upon the payment of all accrued and unpaid interest and Additional Interest, the Company may commence a new Extension Period, subject to the foregoing requirements. No interest or Additional Interest shall be due and payable during an Extension Period, except at the end thereof, but each installment of interest that would otherwise have been due and payable during such Extension Period shall bear Additional Interest to the extent permitted by applicable law. The Company must give the Trustee notice of its election to begin or extend such Extension Period at least 5 Business Days prior to the regular record date (as such term is used in Section 2.8) immediately preceding the Interest Payment Date with respect to which interest on the Debentures would have been payable except for the election to begin or extend such Extension Period.

         Section 2.12. CUSIP Numbers.  The Company in issuing the Debentures may
                       -------------
use "CUSIP" numbers (if then generally in use), and, if so, the Trustee shall use CUSIP numbers in notices of redemption as a convenience to Securityholders; provided, however, that any such notice may state that no representation is made
--------  -------
as to the correctness of such numbers either as printed on the Debentures or as contained in any notice of a redemption and that reliance may be placed only on the other identification numbers printed on the Debentures, and any such redemption shall not be affected by any defect in or omission of such numbers. The Company will promptly notify the Trustee in writing of any change in the CUSIP numbers.

         Section 2.13    Global Debentures.
                         -----------------

         (a) Upon the election of the holder of Outstanding Debentures, which election need not be in writing, the Debentures owned by such holder shall be issued in the form of one or more Global Debentures registered in the name of the Depositary or its nominee. Each Global Debenture issued under this Indenture shall be registered in the name of the Depositary designated by the Company for such Global Debenture or a nominee thereof and delivered to such Depositary or a nominee thereof or custodian therefor, and each such Global Debenture shall constitute a single Debenture for all purposes of this Indenture.

         (b) Notwithstanding any other provision in this Indenture, no Global Debenture may be exchanged in whole or in part for Debentures registered, and no transfer of a Global Debenture in whole or in part may be registered, in the name of any Person other than the Depositary for such Global Debenture or a nominee thereof unless (i) such Depositary advises the Trustee and the Company in writing that such Depositary is no longer willing or able to properly discharge its responsibilities as Depositary with respect to such Global Debenture, and no qualified successor is appointed by the Company within ninety
(90) days of receipt by the Company of such notice, (ii) such Depositary ceases to be a clearing agency registered under the Exchange Act and no successor is appointed by the Company within ninety (90) days after obtaining knowledge of such event, (iii) the Company executes and delivers to the Trustee a Company Order stating that the Company elects to terminate the book-entry system through the Depositary or (iv) an Event of Default shall have occurred and be continuing. Upon the occurrence of any event specified in clause (i), (ii),
(iii) or (iv) above, the Trustee shall notify the Depositary and instruct the Depositary to notify all owners of beneficial interests in such Global Debenture of the occurrence of such event and of the availability of Debentures to such owners of beneficial interests requesting the same. Upon the issuance of such Debentures and the registration in the Debenture Register of such Debentures in the names of the Holders of the beneficial interests therein, the Trustee shall recognize such holders of beneficial interests as Holders.

         (c) If any Global Debenture is to be exchanged for other Debentures or canceled in part, or if another Debenture is to be exchanged in whole or in part for a beneficial interest in any Global Debenture, then either (i) such Global Debenture shall be so surrendered for exchange or cancellation as provided in this Article II or (ii) the principal amount thereof shall be reduced or
      -----------
increased by an amount equal to the portion thereof to be so exchanged or canceled, or equal to the principal amount of such other Debenture to be so exchanged for a beneficial interest therein, as the case may be, by means of an appropriate adjustment made on the records of the Debenture registrar, whereupon the Trustee, in accordance with the Applicable Depository Procedures, shall instruct the Depositary or its authorized representative to make a corresponding adjustment to its records. Upon any such surrender or adjustment of a Global Debenture by the Depositary, accompanied by registration instructions, the Company shall execute and the Trustee shall authenticate and deliver any Debentures issuable in exchange for such Global Debenture (or any portion thereof) in accordance with the instructions of the Depositary. The Trustee shall not be liable for any delay in delivery of such instructions and may conclusively rely on, and shall be fully protected in relying on, such instructions.

         (d) Every Debenture authenticated and delivered upon registration of transfer of, or in exchange for or in lieu of, a Global Debenture or any portion thereof shall be authenticated and delivered in the form of, and shall be, a Global Debenture, unless such Debenture is registered in the name of a Person other than the Depositary for such Global Debenture or a nominee thereof.

         (e) Debentures distributed to holders of Book-Entry Capital Securities (as defined in the Trust Agreement) upon the dissolution of the Trust shall be distributed in the form of one or more Global Debentures registered in the name of a Depositary or its nominee, and deposited with the Debentures registrar, as custodian for such Depositary, or with such Depositary, for credit by the Depositary to the respective accounts of the beneficial owners of the Debentures represented thereby (or such other accounts as they may direct). Debentures distributed to holders of Capital Securities other than Book-Entry Capital Securities upon the dissolution of the Trust shall not be issued in the form of a Global Debenture or any other form intended to facilitate book-entry trading in beneficial interests in such Debentures.

         (f) The Depositary or its nominee, as the registered owner of a Global Debenture, shall be the Holder of such Global Debenture for all purposes under this Indenture and the Debentures, and owners of beneficial interests in a Global Debenture shall hold such interests pursuant to the Applicable Depository Procedures. Accordingly, any such owner's beneficial interest in a Global Debenture shall be shown only on, and the transfer of such interest shall be effected only through, records maintained by the Depositary or its nominee or its Depositary Participants. The Debentures registrar and the Trustee shall be entitled to deal with the Depositary for all purposes of this Indenture relating to a Global Debenture (including the payment of principal and interest thereon and the giving of instructions or directions by owners of beneficial interests therein and the giving of notices) as the sole Holder of the Debenture and shall have no obligations to the owners of beneficial interests therein. Neither the Trustee nor the Debentures registrar shall have any liability in respect of any transfers effected by the Depositary.

         (g) The rights of owners of beneficial interests in a Global Debenture shall be exercised only through the Depositary and shall be limited to those established by law and agreements between such owners and the Depositary and/or its Depositary Participants.

         (h) No holder of any beneficial interest in any Global Debenture held on its behalf by a Depositary shall have any rights under this Indenture with respect to such Global Debenture, and such Depositary may be treated by the Company, the Trustee and any agent of the Company or the Trustee as the owner of such Global Debenture for all purposes whatsoever. None of the Company, the Trustee nor any agent of the Company or the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of a Global Debenture or maintaining, supervising or reviewing any records relating to such beneficial ownership interests. Notwithstanding the foregoing, nothing herein shall prevent the Company, the Trustee or any agent of the Company or the Trustee from giving effect to any written certification, proxy or other authorization furnished by a Depositary or impair, as between a Depositary and such holders of beneficial interests, the operation of customary practices governing the exercise of the rights of the Depositary (or its nominee) as holder of any Debenture.


                                  ARTICLE III.
                       PARTICULAR COVENANTS OF THE COMPANY
                       -----------------------------------

         Section  3.1.  Payment  of  Principal,  Premium  and  Interest;  Agreed
                        --------------------------------------------------------
Treatment of the Debentures.
---------------------------

         (a) The Company covenants and agrees that it will duly and punctually pay or cause to be paid the principal of and premium, if any, and Interest and any Additional Interest on the Debentures at the place, at the respective times and in the manner provided in this Indenture and the Debentures. Each installment of interest on the Debentures may be paid (i) by mailing checks for such interest payable to the order of the holder of Debentures entitled thereto as they appear on the registry books of the Company if a request for a wire transfer has not been received by the Company or (ii) by wire transfer to any account with a banking institution located in the United States designated in writing by such Person to the paying agent no later than the related record date. Notwithstanding the foregoing, so long as the Institutional Trustee, not in its individual capacity but solely as Institutional Trustee for First Bank Statutory Trust, is the holder of the Debentures, the payment of the principal and Interest on the Debentures shall be made by wire transfer of immediately available funds to the Institutional Trustee, to be received not later than 1:00 p.m., New York City time, on the Interest Payment Date of such payment at the Principal Office of the Trustee for distribution to the holders of the Capital Securities. Notwithstanding any other provision of this Indenture to the contrary, the Institutional Trustee shall not be required to make, or cause to be made, distributions to the holders of the Capital Securities, as aforesaid prior to the first Business Day on which it is practicable for the Institutional Trustee to do so in view of the time of day when the funds to be so transferred were received by it if such funds were received after 1:00 p.m., New York City time.

         (b) The Company will treat the Debentures as indebtedness, and the amounts payable in respect of the principal amount of such Debentures as interest, for all United States federal income tax purposes. All payments in respect of such Debentures will be made free and clear of United States withholding tax to any beneficial owner thereof that has provided an Internal Revenue Service Form W8 BEN (or any substitute or successor form) establishing its non-United States status for United States federal income tax purposes.

         (c) As of the date of this Indenture, the Company has no present intention to exercise its right under Section 2.11 to defer payments of interest on the Debentures by commencing an Extension Period.

         (d) As of the date of this Indenture, the Company believes that the likelihood that it would exercise its right under Section 2.11 to defer payments of interest on the Debentures by commencing an Extension Period at any time during which the Debentures are outstanding is remote because of the restrictions that would be imposed on the Company's ability to declare or pay dividends or distributions on, or to redeem, purchase or make a liquidation payment with respect to, any of its outstanding equity and on the Company's ability to make any payments of principal of or interest on, or repurchase or redeem, any of its debt securities that rank pari passu in all respects with (or junior in interest to) the Debentures.

         Section 3.2.  Offices for Notices and Payments,  etc. So long as any of
                       --------------------------------------
the Debentures remain outstanding, the Company will maintain in Hartford, Connecticut, an office or agency where the Debentures may be presented for payment, an office or agency where the Debentures may be presented for registration of transfer and for exchange as in this Indenture provided and an office or agency where notices and demands to or upon the Company in respect of the Debentures or of this Indenture may be served. The Company will give to the Trustee written notice of the location of any such office or agency and of any change of location thereof. Until otherwise designated from time to time by the Company in a notice to the Trustee, or specified as contemplated by Section 2.5, such office or agency for all of the above purposes shall be the office or agency of the Trustee. In case the Company shall fail to maintain any such office or agency in Hartford, Connecticut, or shall fail to give such notice of the location or of any change in the location thereof, presentations and demands may be made and notices may be served at the Principal Office of the Trustee.

         In addition to any such office or agency, the Company may from time to time designate one or more offices or agencies outside Hartford, Connecticut, where the Debentures may be presented for registration of transfer and for exchange in the manner provided in this Indenture, and, the Company may from time to time rescind such designation, as the Company may deem desirable or expedient; provided, however, that no such designation or rescission shall in
            --------   -------
any manner relieve the Company of its obligation to maintain any such office or agency in Hartford, Connecticut, for the purposes above mentioned. The Company will give to the Trustee prompt written notice of any such designation or rescission thereof.

         Section 3.3.  Appointments to Fill Vacancies in Trustee's  Office.  The
                       ---------------------------------------------------
Company, whenever necessary to avoid or fill a vacancy in the office of Trustee, will appoint, in the manner provided in Section 6.9, a Trustee, so that there shall at all times be a Trustee hereunder.

         Section 3.4.  Provision as to Paying Agent.
                       ----------------------------

         (a) If the Company shall appoint a paying agent other than the Trustee, it will cause such paying agent to execute and deliver to the Trustee an instrument in which such agent shall agree with the Trustee, subject to the provision of this Section 3.4;

             (1) that it will hold all sums held by it as such agent for the payment of the principal of and premium, if any, or interest, if any, on the Debentures (whether such sums have been paid to it by the Company or by any other obligor on the Debentures) in trust for the benefit of the holders of the Debentures;

             (2) that it will give the Trustee prompt written notice of any failure by the Company (or by any other obligor on the Debentures) to make any payment of the principal of and premium, if any, or interest, if any, on the Debentures when the same shall be due and payable; and

             (3) that it will, at any time during the continuance of any Event of Default, upon the written request of the Trustee, forthwith pay to the Trustee all sums so held in trust by such paying agent.

         (b) If the Company shall act as its own paying agent, it will, on or before each due date of the principal of and premium, if any, or interest, if any, on the Debentures, set aside, segregate and hold in trust for the benefit of the holders of the Debentures a sum sufficient to pay such principal, premium or interest so becoming due and will notify the Trustee in writing of any failure to take such action and of any failure by the Company (or by any other obligor under the Debentures) to make any payment of the principal of and premium, if any, or interest, if any, on the Debentures when the same shall become due and payable.

         Whenever the Company shall have one or more paying agents for the Debentures, it will, on or prior to each due date of the principal of and premium, if any, or interest, if any, on the Debentures, deposit with a paying agent a sum sufficient to pay the principal, premium or interest so becoming due, such sum to be held in trust for the benefit of the Persons entitled thereto and (unless such paying agent is the Trustee) the Company shall promptly notify the Trustee in writing of its action or failure to act.

         (c) Anything in this Section 3.4 to the contrary notwithstanding, the Company may, at any time, for the purpose of obtaining a satisfaction and discharge with respect to the Debentures, or for any other reason pay, or direct any paying agent to pay to the Trustee all sums held in trust by the Company or any such paying agent, such sums to be held by the Trustee upon the trusts herein contained.

         (d) Anything in this Section 3.4 to the contrary notwithstanding, the agreement to hold sums in trust as provided in this Section 3.4 is subject to Sections 12.3 and 12.4.

         Section 3.5.  Certificate  to Trustee.  The Company will deliver to the
                       -----------------------
Trustee on or before 120 days after the end of each fiscal year, so long as Debentures are outstanding hereunder, a Certificate stating that in the course of the performance by the signers of their duties as officers of the Company they would normally have knowledge of any default during such fiscal year by the Company in the performance of any covenants contained herein, stating whether or not they have knowledge of any such default and, if so, specifying each such default of which the signers have knowledge and the nature and status thereof.

         Section 3.6.  Additional  Sums.  If and for so long as the Trust is the
                       ----------------
holder of all Debentures and the Trust is required to pay any additional taxes, duties, assessments or other governmental charges as a result of a Tax Event, the Company will pay such additional amounts ("Additional Sums") on the
                                                      ----------------
Debentures as shall be required so that the net amounts received and retained by the Trust after paying taxes, duties, assessments or other governmental charges will be equal to the amounts the Trust would have received if no such taxes, duties, assessments or other governmental charges had been imposed. Whenever in this Indenture or the Debentures there is a reference in any context to the payment of principal of or interest on the Debentures, such mention shall be deemed to include mention of payments of the Additional Sums provided for in this paragraph to the extent that, in such context, Additional Sums are, were or would be payable in respect thereof pursuant to the provisions of this paragraph and express mention of the payment of Additional Sums (if applicable) in any provisions hereof shall not be construed as excluding Additional Sums in those provisions hereof where such express mention is not made; provided, however,
                                                             --------   -------
that the deferral of the payment of interest during an Extension Period pursuant to Section 2.11 shall not defer the payment of any Additional Sums that may be due and payable.

         Section 3.7. Compliance with Consolidation Provisions. The Company will
                      ----------------------------------------
not, while any of the Debentures remain outstanding, consolidate with, or merge into, or merge into itself, or sell or convey all or substantially all of its property to any other Person unless the provisions of Article XI hereof are complied with.

         Section 3.8.  Limitation  on  Dividends.  If  Debentures  are initially
                       -------------------------
issued to the Trust or a trustee of such trust in connection with the issuance of Trust Securities by the Trust (regardless of whether Debentures continue to be held by such Trust) and (i) there shall have occurred and be continuing an Event of Default, (ii) the Company shall be in default with respect to its payment of any obligations under the Capital Securities Guarantee, or (iii) the Company shall have given notice of its election to defer payments of interest on the Debentures by extending the interest payment period as provided herein and such period, or any extension thereof, shall be continuing, then the Company shall not, and shall not allow any Affiliate of the Company to, (x) declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of the Company's capital stock or its Affiliates' capital stock (other than payments of dividends or distributions to the Company) or make any guarantee payments with respect to the foregoing or (y) make any payment of principal of or interest or premium, if any, on or repay, repurchase or redeem any debt securities of the Company or any Affiliate that rank pari passu in all respects with or junior in interest to the Debentures (other than, with respect to clauses (x) and (y) above, (1) repurchases, redemptions or other acquisitions of shares of capital stock of the Company in connection with any employment contract, benefit plan or other similar arrangement with or for the benefit of one or more employees, officers, directors or consultants, in connection with a dividend reinvestment or stockholder stock purchase plan or in connection with the issuance of capital stock of the Company (or securities convertible into or exercisable for such capital stock) as consideration in an acquisition transaction entered into prior to the applicable Extension Period, if any, (2) as a result of any exchange or conversion of any class or series of the Company's capital stock (or any capital stock of a subsidiary of the Company) for any class or series of the Company's capital stock or of any class or series of the Company's indebtedness for any class or series of the Company's capital stock, (3) the purchase of fractional interests in shares of the Company's capital stock pursuant to the conversion or exchange provisions of such capital stock or the security being converted or exchanged, (4) any declaration of a dividend in connection with any stockholders' rights plan, or the issuance of rights, stock or other property under any stockholders' rights plan, or the redemption or repurchase of rights pursuant thereto, (5) any dividend in the form of stock, warrants, options or other rights where the dividend stock or the stock issuable upon exercise of such warrants, options or other rights is the same stock as that on which the dividend is being paid or ranks pari passu with or junior to such stock and any cash payments in lieu of fractional shares issued in connection therewith, or
(6) payments under the Capital Securities Guarantee).

         Section  3.9.  Covenants  as to the  Trust.  For so long  as the  Trust
                        ---------------------------
Securities remain outstanding, the Company shall maintain 100% ownership of the Common Securities; provided, however, that any permitted successor of the
                     --------   -------
Company under this Indenture may succeed to the Company's ownership of such Common Securities. The Company, as owner of the Common Securities, shall, except in connection with a distribution of Debentures to the holders of Trust Securities in liquidation of the Trust, the redemption of all of the Trust
Securities or certain mergers, consolidations or amalgamations, each as permitted by the Declaration, take all steps necessary for the Company to cause the Trust (a) to remain a statutory trust, (b) to otherwise continue to be classified as a grantor trust for United States federal income tax purposes, and
(c) to cause each holder of Trust Securities to be treated as owning an undivided beneficial interest in the Debentures.

         Section 3.10.  Additional Junior  Indebtedness.  The Company shall not,
                        -------------------------------
and it shall not cause or permit any Affiliate of the Company to, incur, issue or be obligated on any Additional Junior Indebtedness, either directly or indirectly, by way of guarantee, suretyship or otherwise, other than: (i) Additional Junior Indebtedness that, by its terms, is expressly stated to be either junior and subordinate or pari passu in all respects to the Debentures, and (ii) Additional Junior Indebtedness of which the Company has notified (and, if then required under the applicable guidelines of the regulating entity, has received approval from) the Federal Reserve, if the Company is a bank holding company, or the OTS, if the Company is a savings and loan holding company.

                                   ARTICLE IV.
                       SECURITYHOLDERS' LISTS AND REPORTS
                       ----------------------------------
                         BY THE COMPANY AND THE TRUSTEE
                         ------------------------------

         Section 4.1.  Securityholders'  Lists. The Company covenants and agrees
                       -----------------------
that it will  furnish or caused   to be furnished to the Trustee:

         (a) on each regular record date for the Debentures, a list, in such form as the Trustee may reasonably require, of the names and addresses of the Securityholders of the Debentures as of such record date; and

         (b) at such other times as the Trustee may request in writing, within 30 days after the receipt by the Company of any such request, a list of similar form and content as of a date not more than 15 days prior to the time such list is furnished;

except that no such lists need be furnished under this Section 4.1 so long as the Trustee is in possession thereof by reason of its acting as Debenture registrar.

         Section 4.2.   Preservation and Disclosure of Lists.
                        ------------------------------------

         (a) The Trustee shall preserve, in as current a form as is reasonably practicable, all information as to the names and addresses of the holders of Debentures (1) contained in the most recent list furnished to it as provided in
Section 4.1 or (2) received by it in the capacity of Debentures registrar (if so acting) hereunder. The Trustee may destroy any list furnished to it as provided in Section 4.1 upon receipt of a new list so furnished.

         (b) In case three or more holders of Debentures (hereinafter referred to as "applicants") apply in writing to the Trustee and furnish to the Trustee reasonable proof that each such applicant has owned a Debenture for a period of at least 6 months preceding the date of such application, and such application states that the applicants desire to communicate with other holders of Debentures with respect to their rights under this Indenture or under such Debentures and is accompanied by a copy of the form of proxy or other communication which such applicants propose to transmit, then the Trustee shall within 5 Business Days after the receipt of such application, at its election, either:

         (1) afford such applicants access to the information preserved at the time by the Trustee in accordance with the provisions of subsection (a) of this
Section 4.2, or

         (2) inform such applicants as to the approximate number of holders of Debentures whose names and addresses appear in the information preserved at the time by the Trustee in accordance with the provisions of subsection (a) of this
Section 4.2, and as to the approximate cost of mailing to such Securityholders the form of proxy or other communication, if any, specified in such application.

         If the Trustee shall elect not to afford such applicants access to such information, the Trustee shall, upon the written request of such applicants, mail to each Securityholder whose name and address appear in the information preserved at the time by the Trustee in accordance with the provisions of subsection (a) of this Section 4.2 a copy of the form of proxy or other communication which is specified in such request with reasonable promptness after a tender to the Trustee of the material to be mailed and of payment, or provision for the payment, of the reasonable expenses of mailing, unless within five days after such tender, the Trustee shall mail to such applicants and file with the Securities and Exchange Commission, if permitted or required by applicable law, together with a copy of the material to be mailed, a written statement to the effect that, in the opinion of the Trustee, such mailing would be contrary to the best interests of the holders of all Debentures, as the case may be, or would be in violation of applicable law. Such written statement shall specify the basis of such opinion. If said Commission, as permitted or required by applicable law, after opportunity for a hearing upon the objections specified in the written statement so filed, shall enter an order refusing to sustain any of such objections or if, after the entry of an order sustaining one or more of such objections, said Commission shall find, after notice and opportunity for hearing, that all the objections so sustained have been met and shall enter an order so declaring, the Trustee shall mail copies of such material to all such Securityholders with reasonable promptness after the entry of such order and the renewal of such tender; otherwise the Trustee shall be relieved of any obligation or duty to such applicants respecting their application.

         (c) Each and every holder of Debentures, by receiving and holding the same, agrees with Company and the Trustee that neither the Company nor the Trustee nor any paying agent shall be held accountable by reason of the disclosure of any such information as to the names and addresses of the holders of Debentures in accordance with the provisions of subsection (b) of this
Section 4.2, regardless of the source from which such information was derived, and that the Trustee shall not be held accountable by reason of mailing any material pursuant to a request made under said subsection (b).

                                   ARTICLE V.
                   REMEDIES OF THE TRUSTEE AND SECURITYHOLDERS
                   -------------------------------------------
                            UPON AN EVENT OF DEFAULT
                            ------------------------

         Section  5.1.  Events of  Default.  "Event of  Default"  wherever  used
                        ------------------    -----------------
herein, means any one of the following events (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body):

         (a) the Company defaults in the payment of any interest upon any Debenture when it becomes due and payable, and fails to cure such default for a period of 30 days; provided, however, that a valid extension of an interest
                    --------   -------
payment period by the Company in accordance with the terms of this Indenture shall not constitute a default in the payment of interest for this purpose; or

         (b) the Company defaults in the payment of all or any part of the principal of (or premium, if any, on) any Debentures as and when the same shall become due and payable either at maturity, upon redemption, by declaration of acceleration or otherwise; or

         (c) the Company defaults in the performance of, or breaches, any of its covenants or agreements in this Indenture or in the terms of the Debentures established as contemplated in this Indenture (other than a covenant or agreement a default in whose performance or whose breach is elsewhere in this Section specifically dealt with), and continuance of such default or breach for a period of 60 days after there has been given, by registered or certified mail, to the Company by the Trustee or to the Company and the Trustee by the holders of at least 25% in aggregate principal amount of the Outstanding Debentures, a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a "Notice of Default" hereunder; or

         (d) a court of competent jurisdiction shall enter a decree or order for relief in respect of the Company in an involuntary case under any applicable bankruptcy, insolvency, reorganization or other similar law now or hereafter in effect, or appointing a receiver, liquidator, assignee, custodian, trustee, sequestrator (or similar official) of the Company or for any substantial part of its property, or ordering the winding-up or liquidation of its affairs and such decree or order shall remain unstayed and in effect for a period of 90 consecutive days; or

         (e) the Company shall commence a voluntary case under any applicable bankruptcy, insolvency, reorganization or other similar law now or hereafter in effect, shall consent to the entry of an order for relief in an involuntary case under any such law, or shall consent to the appointment of or taking possession by a receiver, liquidator, assignee, trustee, custodian, sequestrator (or other similar official) of the Company or of any substantial part of its property, or shall make any general assignment for the benefit of creditors, or shall fail generally to pay its debts as they become due; or

         (f) the Trust shall have voluntarily or involuntarily liquidated, dissolved, wound-up its business or otherwise terminated its existence except in connection with (i) the distribution of the Debentures to holders of such Trust Securities in liquidation of their interests in the Trust, (ii) the redemption of all of the outstanding Trust Securities or (iii) certain mergers, consolidations or amalgamations, each as permitted by the Declaration.

         If an Event of Default occurs and is continuing with respect to the Debentures, then, and in each and every such case, unless the principal of the Debentures shall have already become due and payable, either the Trustee or the holders of not less than 25% in aggregate principal amount of the Debentures then Outstanding hereunder, by notice in writing to the Company (and to the Trustee if given by Securityholders), may declare the entire principal of the Debentures and the interest accrued thereon, if any, to be due and payable immediately, and upon any such declaration the same shall become immediately due and payable.

         The foregoing provisions, however, are subject to the condition that if, at any time after the principal of the Debentures shall have been so declared due and payable, and before any judgment or decree for the payment of the moneys due shall have been obtained or entered as hereinafter provided, the Company shall pay or shall deposit with the Trustee a sum sufficient to pay all matured installments of interest upon all the Debentures and the principal of and premium, if any, on the Debentures which shall have become due otherwise than by acceleration (with interest upon such principal and premium, if any, and Additional Interest) and such amount as shall be sufficient to cover reasonable compensation to the Trustee and each predecessor Trustee, their respective agents, attorneys and counsel, and all other amounts due to the Trustee pursuant to Section 6.6, and if any and all Events of Default under this Indenture, other than the non-payment of the principal of or premium, if any, on Debentures which shall have become due by acceleration, shall have been cured, waived or otherwise remedied as provided herein -- then and in every such case the holders of a majority in aggregate principal amount of the Debentures then outstanding, by written notice to the Company and to the Trustee, may waive all defaults and rescind and annul such declaration and its consequences, but no such waiver or rescission and annulment shall extend to or shall affect any subsequent default or shall impair any right consequent thereon.

         In case the Trustee shall have proceeded to enforce any right under this Indenture and such proceedings shall have been discontinued or abandoned because of such rescission or annulment or for any other reason or shall have been determined adversely to the Trustee, then and in every such case the Company, the Trustee and the holders of the Debentures shall be restored respectively to their several positions and rights hereunder, and all rights, remedies and powers of the Company, the Trustee and the holders of the Debentures shall continue as though no such proceeding had been taken.

         Section 5.2.  Payment of  Debentures  on Default,  Suit  Therefor.  The
                       ---------------------------------------------------
Company  covenants that upon the  occurrence of an Event of Default  pursuant to
Section 5.1(a) or Section 5.1(b) then, upon demand of the Trustee, the Company will pay to the Trustee, for the benefit of the holders of the Debentures the whole amount that then shall have become due and payable on all Debentures for principal and premium, if any, or interest, or both, as the case may be, with Additional Interest accrued on the Debentures (to the extent that payment of such interest is enforceable under applicable law and, if the Debentures are held by the Trust or a trustee of such Trust, without duplication of any other amounts paid by the Trust or a trustee in respect thereof); and, in addition thereto, such further amount as shall be sufficient to cover the costs and expenses of collection, including a reasonable compensation to the Trustee, its agents, attorneys and counsel, and any other amounts due to the Trustee under
Section 6.6. In case the Company shall fail forthwith to pay such amounts upon such demand, the Trustee, in its own name and as trustee of an express trust, shall be entitled and empowered to institute any actions or proceedings at law or in equity for the collection of the sums so due and unpaid, and may prosecute any such action or proceeding to judgment or final decree, and may enforce any such judgment or final decree against the Company or any other obligor on such Debentures and collect in the manner provided by law out of the property of the Company or any other obligor on such Debentures wherever situated the moneys adjudged or decreed to be payable.

         In case there shall be pending proceedings for the bankruptcy or for the reorganization of the Company or any other obligor on the Debentures under Bankruptcy Law, or in case a receiver or trustee shall have been appointed for the property of the Company or such other obligor, or in the case of any other similar judicial proceedings relative to the Company or other obligor upon the Debentures, or to the creditors or property of the Company or such other obligor, the Trustee, irrespective of whether the principal of the Debentures shall then be due and payable as therein expressed or by declaration of acceleration or otherwise and irrespective of whether the Trustee shall have made any demand pursuant to the provisions of this Section 5.2, shall be entitled and empowered, by intervention in such proceedings or otherwise,

                           (i) to file and prove a claim or claims for the whole
                  amount of principal and interest owing and unpaid in respect of the Debentures and, in case of any judicial proceedings,

                           (ii) to file such proofs of claim and other papers or
                  documents as may be necessary or advisable in order to have the claims of the Trustee (including any claim for reasonable compensation to the Trustee and each predecessor Trustee, and their respective agents, attorneys and counsel, and for reimbursement of all other amounts due to the Trustee under
                  Section 6.6), and of the Securityholders allowed in such judicial proceedings relative to the Company or any other obligor on the Debentures, or to the creditors or property of the Company or such other obligor, and unless prohibited by applicable law and regulations, to vote on behalf of the holders of the Debentures in any election of a trustee or a standby trustee in arrangement, reorganization, liquidation or other bankruptcy or insolvency proceedings or Person performing similar functions in comparable proceedings,

                           (iii) to collect  and  receive  any  moneys  or other
                  property payable or deliverable on any such claims, and

                           (iv) to distribute  the  same  after the deduction of
                  its charges and expenses.

         Any receiver, assignee or trustee in bankruptcy or reorganization is hereby authorized by each of the Securityholders to make such payments to the Trustee, and, in the event that the Trustee shall consent to the making of such payments directly to the Securityholders, to pay to the Trustee such amounts as shall be sufficient to cover reasonable compensation to the Trustee, each predecessor Trustee and their respective agents, attorneys and counsel, and all other amounts due to the Trustee under Section 6.6.

         Nothing herein contained shall be construed to authorize the Trustee to authorize or consent to or accept or adopt on behalf of any Securityholder any plan of reorganization, arrangement, adjustment or composition affecting the Debentures or the rights of any holder thereof or to authorize the Trustee to vote in respect of the claim of any Securityholder in any such proceeding.

         All rights of action and of asserting claims under this Indenture, or under any of the Debentures, may be enforced by the Trustee without the possession of any of the Debentures, or the production thereof at any trial or other proceeding relative thereto, and any such suit or proceeding instituted by the Trustee shall be brought in its own name as trustee of an express trust, and any recovery of judgment shall be for the ratable benefit of the holders of the Debentures.

         In any proceedings brought by the Trustee (and also any proceedings involving the interpretation of any provision of this Indenture to which the Trustee shall be a party), the Trustee shall be held to represent all the holders of the Debentures, and it shall not be necessary to make any holders of the Debentures parties to any such proceedings.

         Section 5.3.  Application  of Moneys  Collected by Trustee.  Any moneys
                       --------------------------------------------
collected by the Trustee pursuant to this Article V shall be applied in the following order, at the date or dates fixed by the Trustee for the distribution of such moneys, upon presentation of the several Debentures in respect of which moneys have been collected, and stamping thereon the payment, if only partially paid, and upon surrender thereof if fully paid:

         First: To the payment of costs and expenses incurred by, and reasonable fees of, the Trustee, its agents, attorneys and counsel, and of all other amounts due to the Trustee under Section 6.6;

         Second: To the payment of all Senior Indebtedness of the Company if and to the extent required by Article XV;

         Third: To the payment of the amounts then due and unpaid upon Debentures for principal (and premium, if any), and interest on the Debentures, in respect of which or for the benefit of which money has been collected, ratably, without preference or priority of any kind, according to the amounts due on such Debentures for principal (and premium, if any) and interest, respectively; and

         Fourth: The balance, if any, to the Company.

         Section 5.4. Proceedings by Securityholders. No holder of any Debenture
                      ------------------------------
shall have any right to institute any suit, action or proceeding for any remedy hereunder, unless such holder previously shall have given to the Trustee written notice of an Event of Default with respect to the Debentures and unless the holders of not less than 25% in aggregate principal amount of the Debentures then Outstanding shall have given the Trustee a written request to institute such action, suit or proceeding and shall have offered to the Trustee such reasonable indemnity as it may require against the costs, expenses and liabilities to be incurred thereby, and the Trustee for 60 days after its receipt of such notice, request and offer of indemnity shall have failed to institute any such action, suit or proceeding.

         Notwithstanding any other provisions in this Indenture, however, the right of any holder of any Debenture to receive payment of the principal of, premium, if any, and interest, on such Debenture when due, or to institute suit for the enforcement of any such payment, shall not be impaired or affected without the consent of such holder and by accepting a Debenture hereunder it is expressly understood, intended and covenanted by the taker and holder of every Debenture with every other such taker and holder and the Trustee, that no one or more holders of Debentures shall have any right in any manner whatsoever by virtue or by availing itself of any provision of this Indenture to affect, disturb or prejudice the rights of the holders of any other Debentures, or to obtain or seek to obtain priority over or preference to any other such holder, or to enforce any right under this Indenture, except in the manner herein provided and for the equal, ratable and common benefit of all holders of Debentures. For the protection and enforcement of the provisions of this Section, each and every Securityholder and the Trustee shall be entitled to such relief as can be given either at law or in equity.

         Section  5.5.  Proceedings  by Trustee.  In case of an Event of Default
                        -----------------------
hereunder the Trustee may in its discretion proceed to protect and enforce the rights vested in it by this Indenture by such appropriate judicial proceedings as the Trustee shall deem most effectual to protect and enforce any of such rights, either by suit in equity or by action at law or by proceeding in bankruptcy or otherwise, whether for the specific enforcement of any covenant or agreement contained in this Indenture or in aid of the exercise of any power granted in this Indenture, or to enforce any other legal or equitable right vested in the Trustee by this Indenture or by law.

         Section 5.6. Remedies Cumulative and Continuing;  Delay or Omission Not
                      ----------------------------------------------------------
a Waiver.  Except as otherwise  provided in Section 2.6, all powers and remedies
--------
given by this Article V to the Trustee or to the Securityholders shall, to the extent permitted by law, be deemed cumulative and not exclusive of any other powers and remedies available to the Trustee or the holders of the Debentures, by judicial proceedings or otherwise, to enforce the performance or observance of the covenants and agreements contained in this Indenture or otherwise established with respect to the Debentures, and no delay or omission of the Trustee or of any holder of any of the Debentures to exercise any right or power accruing upon any Event of Default occurring and continuing as aforesaid shall impair any such right or power, or shall be construed to be a waiver of any such default or an acquiescence therein; and, subject to the provisions of Section 5.4, every power and remedy given by this Article V or by law to the Trustee or to the Securityholders may be exercised from time to time, and as often as shall be deemed expedient, by the Trustee or by the Securityholders.

         No delay or omission of the Trustee or any Securityholder to exercise any right or remedy accruing upon any Event of Default shall impair any such right or remedy or constitute a waiver of any such Event of Default or an acquiescence therein. Every right and remedy given by this Article or by law to the Trustee or to any Securityholder may be exercised from time to time, and as often as may be deemed expedient, by the Trustee (in accordance with its duties under Section 6.1 hereof) or by such holder, as the case may be.

         Section  5.7.  Direction  of  Proceedings  and  Waiver of  Defaults  by
                        --------------------------------------------------------
Majority of  Securityholders.  The holders of a majority in aggregate  principal
----------------------------
amount of the Debentures affected (voting as one class) at the time outstanding shall have the right to direct the time, method, and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee with respect to such Debentures; provided,
                                                                       --------
however,  that (subject to the provisions of Section 6.1) the Trustee shall have
-------
the right to decline to follow any such direction if the Trustee shall determine that the action so directed would be unjustly prejudicial to the holders not taking part in such direction or if the Trustee being advised by counsel determines that the action or proceeding so directed may not lawfully be taken or if a Responsible Officer of the Trustee shall determine that the action or proceedings so directed would involve the Trustee in personal liability.

         The holders of a majority in aggregate principal amount of the Debentures at the time outstanding may on behalf of the holders of all of the Debentures waive (or modify any previously granted waiver of) any past default or Event of Default, and its consequences, except a default (a) in the payment of principal of, premium, if any, or interest on any of the Debentures, (b) in respect of covenants or provisions hereof which cannot be modified or amended without the consent of the holder of each Debenture affected, or (c) in respect of the covenants contained in Section 3.9; provided, however, that if the
                                                --------   -------
Debentures are held by the Trust or a trustee of such trust, such waiver or modification to such waiver shall not be effective until the holders of a majority in Liquidation Amount of Trust Securities of the Trust shall have consented to such waiver or modification to such waiver, provided, further, that
                                                         --------
if the consent of the holder of each outstanding Debenture is required, such waiver shall not be effective until each holder of the Trust Securities of the Trust shall have consented to such waiver. Upon any such waiver, the default covered thereby shall be deemed to be cured for all purposes of this Indenture and the Company, the Trustee and the holders of the Debentures shall be restored to their former positions and rights hereunder, respectively; but no such waiver shall extend to any subsequent or other default or Event of Default or impair any right consequent thereon. Whenever any default or Event of Default hereunder shall have been waived as permitted by this Section, said default or Event of Default shall for all purposes of the Debentures and this Indenture be deemed to have been cured and to be not continuing.

         Section 5.8.  Notice of  Defaults.  The Trustee  shall,  within 90 days
                       -------------------
after the actual knowledge by a Responsible Officer of the Trustee of the occurrence of a default with respect to the Debentures, mail to all Securityholders, as the names and addresses of such holders appear upon the Debenture Register, notice of all defaults with respect to the Debentures known to the Trustee, unless such defaults shall have been cured before the giving of such notice (the term "defaults" for the purpose of this Section 5.8 being hereby defined to be the events specified in clauses (a), (b), (c), (d), (e) and
(f) of Section 5.1, not including periods of grace, if any, provided for therein); provided, however, that, except in the case of default in the payment
           --------  -------
of the principal of, premium, if any, or interest on any of the Debentures, the Trustee shall be protected in withholding such notice if and so long as a Responsible Officer of the Trustee in good faith determines that the withholding of such notice is in the interests of the Securityholders.

         Section 5.9.  Undertaking  to Pay Costs.  All parties to this Indenture
                       -------------------------
agree, and each holder of any Debenture by his acceptance thereof shall be deemed to have agreed, that any court may in its discretion require, in any suit for the enforcement of any right or remedy under this Indenture, or in any suit against the Trustee for any action taken or omitted by it as Trustee, the filing by any party litigant in such suit of an undertaking to pay the costs of such suit, and that such court may in its discretion assess reasonable costs, including reasonable attorneys' fees and expenses, against any party litigant in such suit, having due regard to the merits and good faith of the claims or defenses made by such party litigant; provided, however, that the provisions of
                                       --------  -------
this Section 5.9 shall not apply to any suit instituted by the Trustee, to any suit instituted by any Securityholder, or group of Securityholders, holding in the aggregate more than 10% in principal amount of the Debentures outstanding, or to any suit instituted by any Securityholder for the enforcement of the payment of the principal of (or premium, if any) or interest on any Debenture against the Company on or after the same shall have become due and payable.

                                   ARTICLE VI.
                             CONCERNING THE TRUSTEE
                             ----------------------

         Section 6.1. Duties and  Responsibilities  of Trustee.  With respect to
                      ----------------------------------------
the holders of Debentures issued hereunder, the Trustee, prior to the occurrence of an Event of Default with respect to the Debentures and after the curing or waiving of all Events of Default which may have occurred, with respect to the Debentures, undertakes to perform such duties and only such duties as are specifically set forth in this Indenture, and no implied covenants shall be read into this Indenture against the Trustee. In case an Event of Default with respect to the Debentures has occurred (which has not been cured or waived), the Trustee shall exercise such of the rights and powers vested in it by this Indenture, and use the same degree of care and skill in their exercise, as a prudent man would exercise or use under the circumstances in the conduct of his own affairs.

         No provision of this Indenture shall be construed to relieve the Trustee from liability for its own negligent action, its own negligent failure to act or its own willful misconduct, except that:

         (a) prior to the occurrence of an Event of Default with respect to Debentures and after the curing or waiving of all Events of Default which may have occurred;

             (1) the duties and obligations of the Trustee with respect to Debentures shall be determined solely by the express provisions of this Indenture, and the Trustee shall not be liable except for the performance of such duties and obligations with respect to the Debentures as are specifically set forth in this Indenture, and no implied covenants or obligations shall be read into this Indenture against the Trustee; and

             (2) in the absence of bad faith on the part of the Trustee, the Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon any certificates or opinions furnished to the Trustee and conforming to the requirements of this Indenture; but, in the case of any such certificates or opinions which by any provision hereof are specifically required to be furnished to the Trustee, the Trustee shall be under a duty to examine the same to determine whether or not they conform to the requirements of this Indenture;

         (b) the Trustee shall not be liable for any error of judgment made in good faith by a Responsible Officer or Officers of the Trustee, unless it shall be proved that the Trustee was negligent in ascertaining the pertinent facts; and

         (c) the Trustee shall not be liable with respect to any action taken or omitted to be taken by it in good faith, in accordance with the direction of the Securityholders pursuant to Section 5.7, relating to the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred upon the Trustee, under this Indenture.

         None of the provisions contained in this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur personal financial liability in the performance of any of its duties or in the exercise of any of its rights or powers, if there is ground for believing that the repayment of such funds or liability is not assured to it under the terms of this Indenture or indemnity satisfactory to the Trustee against such risk is not reasonably assured to it.

         The Trustee shall provide the Company with written notice of the Coupon Rate for each Distribution Period no later than the thirtieth (30th) Business Day of the relevant Distribution Period.

         Section 6.2. Reliance on Documents,  Opinions, etc. Except as otherwise
                      -------------------------------------
provided in Section 6.1:

         (a) the Trustee may conclusively rely and shall be fully protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, bond, note, debenture or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties;

         (b) any request, direction, order or demand of the Company mentioned herein shall be sufficiently evidenced by an Officers' Certificate (unless other evidence in respect thereof be herein specifically prescribed), and any Board Resolution may be evidenced to the Trustee by a copy thereof certified by the Secretary or an Assistant Secretary of the Company;

         (c) the Trustee may consult with counsel of its selection and any advice or Opinion of Counsel shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by it hereunder in good faith and in accordance with such advice or Opinion of Counsel;

         (d) the Trustee shall be under no obligation to exercise any of the rights or powers vested in it by this Indenture at the request, order or direction of any of the Securityholders, pursuant to the provisions of this Indenture, unless such Securityholders shall have offered to the Trustee reasonable security or indemnity against the costs, expenses and liabilities which may be incurred therein or thereby;

         (e) the Trustee shall not be liable for any action taken or omitted by it in good faith and believed by it to be authorized or within the discretion or rights or powers conferred upon it by this Indenture; nothing contained herein shall, however, relieve the Trustee of the obligation, upon the occurrence of an Event of Default with respect to the Debentures (that has not been cured or waived) to exercise with respect to Debentures such of the rights and powers vested in it by this Indenture, and to use the same degree of care and skill in their exercise, as a prudent man would exercise or use under the circumstances in the conduct of his own affairs;

         (f) the Trustee shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, approval, bond, debenture, coupon or other paper or document, unless requested in writing to do so by the holders of not less than a majority in aggregate principal amount of the outstanding Debentures affected thereby, provided, however, that if the payment
                                         --------   -------
within a reasonable time to the Trustee of the costs, expenses or liabilities likely to be incurred by it in the making of such investigation is, in the opinion of the Trustee, not reasonably assured to the Trustee by the security afforded to it by the terms of this Indenture, the Trustee may require reasonable indemnity against such expense or liability as a condition to so proceeding;

         (g) the Trustee may execute any of the trusts or powers hereunder or perform any duties hereunder either directly or by or through agents (including any Authenticating Agent) or attorneys, and the Trustee shall not be responsible for any misconduct or negligence on the part of any such agent or attorney appointed by it with due care; and

         (h) with the exceptions of defaults under Sections 5.1(a) or 5.1(b), the Trustee shall not be charged with knowledge of any Default or Event of Default with respect to the Debentures unless a written notice of such Default or Event of Default shall have been given to the Trustee by the Company or any other obligor on the Debentures or by any holder of the Debentures.

         Section  6.3.  No  Responsibility  for  Recitals,   etc.  The  recitals
                        ----------------------------------------
contained herein and in the Debentures (except in the certificate of authentication of the Trustee or the Authenticating Agent) shall be taken as the statements of the Company, and the Trustee and the Authenticating Agent assume no responsibility for the correctness of the same. The Trustee and the Authenticating Agent make no representations as to the validity or sufficiency of this Indenture or of the Debentures. The Trustee and the Authenticating Agent shall not be accountable for the use or application by the Company of any Debentures or the proceeds of any Debentures authenticated and delivered by the Trustee or the Authenticating Agent in conformity with the provisions of this Indenture.

         Section 6.4. Trustee,  Authenticating  Agent,  Paying Agents,  Transfer
                      ----------------------------------------------------------
Agents or Registrar May Own Debentures.  The Trustee or any Authenticating Agent
--------------------------------------
or any paying agent or any transfer agent or any Debenture registrar, in its individual or any other capacity, may become the owner or pledgee of Debentures with the same rights it would have if it were not Trustee, Authenticating Agent, paying agent, transfer agent or Debenture registrar.

         Section 6.5.  Moneys to be Held in Trust.  Subject to the provisions of
                       --------------------------
Section 12.4, all moneys received by the Trustee or any paying agent shall, until used or applied as herein provided, be held in trust for the purpose for which they were received, but need not be segregated from other funds except to the extent required by law. The Trustee and any paying agent shall be under no liability for interest on any money received by it hereunder except as otherwise agreed in writing with the Company. So long as no Event of Default shall have occurred and be continuing, all interest allowed on any such moneys shall be paid from time to time upon the written order of the Company, signed by the Chairman of the Board of Directors, the Chief Executive Officer, the President, the Chief Financial Officer, a Managing Director, a Vice President, the Treasurer or an Assistant Treasurer of the Company.

         Section  6.6.   Compensation  and  Expenses  of  Trustee.  The  Company
                         ----------------------------------------
covenants and agrees to pay to the Trustee from time to time, and the Trustee shall be entitled to, such compensation as shall be agreed to in writing between the Company and the Trustee (which shall not be limited by any provision of law in regard to the compensation of a trustee of an express trust), and the Company will pay or reimburse the Trustee upon its request for all reasonable expenses, disbursements and advances incurred or made by the Trustee in accordance with any of the provisions of this Indenture (including the reasonable compensation and the expenses and disbursements of its counsel and of all Persons not regularly in its employ) except any such expense, disbursement or advance as may arise from its negligence or willful misconduct. The Company also covenants to indemnify each of the Trustee or any predecessor Trustee (and its officers, agents, directors and employees) for, and to hold it harmless against, any and all loss, damage, claim, liability or expense including taxes (other than taxes based on the income of the Trustee) incurred without negligence or willful misconduct on the part of the Trustee and arising out of or in connection with the acceptance or administration of this trust, including the costs and expenses of defending itself against any claim of liability. The obligations of the Company under this Section 6.6 to compensate and indemnify the Trustee and to pay or reimburse the Trustee for expenses, disbursements and advances shall constitute additional indebtedness hereunder. Such additional indebtedness shall be secured by a lien prior to that of the Debentures upon all property and funds held or collected by the Trustee as such, except funds held in trust for the benefit of the holders of particular Debentures.

         Without prejudice to any other rights available to the Trustee under applicable law, when the Trustee incurs expenses or renders services in connection with an Event of Default specified in Sections 5.1(d), 5.1(e) or 5.1(f), the expenses (including the reasonable charges and expenses of its counsel) and the compensation for the services are intended to constitute expenses of administration under any applicable federal or state bankruptcy, insolvency or other similar law.

         The provisions of this Section shall survive the resignation or removal of the Trustee and the defeasance or other termination of this Indenture.

         Notwithstanding anything in this Indenture or any Debenture to the contrary, the Trustee shall have no obligation whatsoever to advance funds to pay any principal of or interest on or other amounts with respect to the Debentures or otherwise advance funds to or on behalf of the Company.

         Section 6.7.  Officers'  Certificate  as Evidence.  Except as otherwise
                       -----------------------------------
provided in Sections 6.1 and 6.2, whenever in the administration of the provisions of this Indenture the Trustee shall deem it necessary or desirable that a matter be proved or established prior to taking or omitting any action hereunder, such matter (unless other evidence in respect thereof be herein specifically prescribed) may, in the absence of negligence or willful misconduct on the part of the Trustee, be deemed to be conclusively proved and established by an Officers' Certificate delivered to the Trustee, and such certificate, in the absence of negligence or willful misconduct on the part of the Trustee, shall be full warrant to the Trustee for any action taken or omitted by it under the provisions of this Indenture upon the faith thereof.

         Section 6.8. Eligibility of Trustee. The Trustee hereunder shall at all
                      ----------------------
times be a corporation organized and doing business under the laws of the United States of America or any state or territory thereof or of the District of Columbia or a corporation or other Person authorized under such laws to exercise corporate trust powers, having (or whose obligations under this Indenture are guaranteed by an affiliate having) a combined capital and surplus of at least 50 million U.S. dollars ($50,000,000.00) and subject to supervision or examination by federal, state, territorial, or District of Columbia authority. If such corporation publishes reports of condition at least annually, pursuant to law or to the requirements of the aforesaid supervising or examining authority, then for the purposes of this Section 6.8 the combined capital and surplus of such corporation shall be deemed to be its combined capital and surplus as set forth in its most recent records of condition so published.

         The Company may not, nor may any Person directly or indirectly controlling, controlled by, or under common control with the Company, serve as Trustee.

         In case at any time the Trustee shall cease to be eligible in accordance with the provisions of this Section 6.8, the Trustee shall resign immediately in the manner and with the effect specified in Section 6.9. If the Trustee has or shall acquire any "conflicting interest" within the meaning of
Section 310(b) of the Trust Indenture Act, the Trustee shall either eliminate such interest or resign, to the extent and in the manner described by this Indenture.

         Section 6.9. Resignation or Removal of Trustee.
                      ---------------------------------

         (a) The Trustee, or any trustee or trustees hereafter appointed, may at any time resign by giving written notice of such resignation to the Company and by mailing notice thereof, at the Company's expense, to the holders of the Debentures at their addresses as they shall appear on the Debenture Register. Upon receiving such notice of resignation, the Company shall promptly appoint a successor trustee or trustees by written instrument, in duplicate, executed by order of its Board of Directors, one copy of which instrument shall be delivered to the resigning Trustee and one copy to the successor Trustee. If no successor Trustee shall have been so appointed and have accepted appointment within 30 days after the mailing of such notice of resignation to the affected Securityholders, the resigning Trustee may petition any court of competent jurisdiction for the appointment of a successor Trustee, or any Securityholder who has been a bona fide holder of a Debenture or Debentures for at least six months may, subject to the provisions of Section 5.9, on behalf of himself and all others similarly situated, petition any such court for the appointment of a successor Trustee. Such court may thereupon, after such notice, if any, as it may deem proper and prescribe, appoint a successor Trustee.

         (b) In case at any time any of the following shall occur --

             (1) the  Trustee  shall  fail to comply  with  the  provisions  of
Section  6.8  after  written   request   therefor  by  the  Company  or  by  any
Securityholder who has been a bona fide holder of a Debenture or Debentures for at least 6 months, or

             (2) the Trustee shall cease to be eligible in accordance with the provisions of Section 6.8 and shall fail to resign after written request therefor by the Company or by any such Securityholder, or

             (3) the Trustee shall become incapable of acting, or shall be adjudged a bankrupt or insolvent, or a receiver of the Trustee or of its property shall be appointed, or any public officer shall take charge or control of the Trustee or of its property or affairs for the purpose of rehabilitation, conservation or liquidation,

         -- then, in any such case, the Company may remove the Trustee and appoint a successor Trustee by written instrument, in duplicate, executed by order of the Board of Directors, one copy of which instrument shall be delivered to the Trustee so removed and one copy to the successor Trustee, or, subject to the provisions of Section 5.9, any Securityholder who has been a bona fide holder of a Debenture or Debentures for at least 6 months may, on behalf of himself and all others similarly situated, petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor Trustee. Such court may thereupon, after such notice, if any, as it may deem proper and prescribe, remove the Trustee and appoint successor Trustee.

         (c) Upon prior written notice to the Company and the Trustee, the holders of a majority in aggregate principal amount of the Debentures at the time outstanding may at any time remove the Trustee and nominate a successor Trustee, which shall be deemed appointed as successor Trustee unless within ten
(10) Business Days after such nomination the Company objects thereto, in which case, or in the case of a failure by such holders to nominate a successor Trustee, the Trustee so removed or any Securityholder, upon the terms and conditions and otherwise as in subsection (a) of this Section 6.9 provided, may petition any court of competent jurisdiction for an appointment of a successor.

         (d) Any resignation or removal of the Trustee and appointment of a successor Trustee pursuant to any of the provisions of this Section shall become effective upon acceptance of appointment by the successor Trustee as provided in
Section 6.10.

         Section 6.10.  Acceptance by Successor  Trustee.  Any successor Trustee
                        --------------------------------
appointed as provided in Section 6.9 shall execute, acknowledge and deliver to the Company and to its predecessor Trustee an instrument accepting such appointment hereunder, and thereupon the resignation or removal of the retiring Trustee shall become effective and such successor Trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, duties and obligations with respect to the Debentures of its predecessor hereunder, with like effect as if originally named as Trustee herein; but, nevertheless, on the written request of the Company or of the successor Trustee, the Trustee ceasing to act shall, upon payment of any amounts then due it pursuant to the provisions of Section 6.6, execute and deliver an instrument transferring to such successor Trustee all the rights and powers of the Trustee so ceasing to act and shall duly assign, transfer and deliver to such successor Trustee all property and money held by such retiring Trustee thereunder. Upon request of any such successor Trustee, the Company shall execute any and all instruments in writing for more fully and certainly vesting in and confirming to such successor Trustee all such rights and powers. Any Trustee ceasing to act shall, nevertheless, retain a lien upon all property or funds held or collected by such Trustee to secure any amounts then due it pursuant to the provisions of Section 6.6.

         If a successor Trustee is appointed, the Company, the retiring Trustee and the successor Trustee shall execute and deliver an indenture supplemental hereto which shall contain such provisions as shall be deemed necessary or desirable to confirm that all the rights, powers, trusts and duties of the retiring Trustee with respect to the Debentures as to which the predecessor

Trustee is not retiring shall continue to be vested in the predecessor Trustee, and shall add to or change any of the provisions of this Indenture as shall be necessary to provide for or facilitate the administration of the Trust hereunder by more than one Trustee, it being understood that nothing herein or in such supplemental indenture shall constitute such Trustees co-trustees of the same trust and that each such Trustee shall be Trustee of a trust or trusts hereunder separate and apart from any trust or trusts hereunder administered by any other such Trustee.

         No successor Trustee shall accept appointment as provided in this Section unless at the time of such acceptance such successor Trustee shall be eligible under the provisions of Section 6.8.

         In no event shall a retiring Trustee be liable for the acts or omissions of any successor Trustee hereunder.

         Upon acceptance of appointment by a successor Trustee as provided in this Section 6.10, the Company shall mail notice of the succession of such Trustee hereunder to the holders of Debentures at their addresses as they shall appear on the Debenture Register. If the Company fails to mail such notice within 10 Business Days after the acceptance of appointment by the successor Trustee, the successor Trustee shall cause such notice to be mailed at the expense of the Company.

         Section 6.11. Succession by Merger, etc. Any corporation into which the
                       -------------------------
Trustee may be merged or converted or with which it may be consolidated, or any corporation resulting from any merger, conversion or consolidation to which the Trustee shall be a party, or any corporation succeeding to all or substantially all of the corporate trust business of the Trustee, shall be the successor of the Trustee hereunder without the execution or filing of any paper or any further act on the part of any of the parties hereto; provided such corporation
                                                       --------
shall be otherwise eligible and qualified under this Article.

         In case at the time such successor to the Trustee shall succeed to the trusts created by this Indenture any of the Debentures shall have been authenticated but not delivered, any such successor to the Trustee may adopt the certificate of authentication of any predecessor Trustee, and deliver such Debentures so authenticated; and in case at that time any of the Debentures shall not have been authenticated, any successor to the Trustee may authenticate such Debentures either in the name of any predecessor hereunder or in the name of the successor Trustee; and in all such cases such certificates shall have the full force which it is anywhere in the Debentures or in this Indenture provided that the certificate of the Trustee shall have; provided, however, that the
                                                   --------   -------
right to adopt the certificate of authentication of any predecessor Trustee or authenticate Debentures in the name of any predecessor Trustee shall apply only to its successor or successors by merger, conversion or consolidation.

         Section  6.12.   Authenticating  Agents.  There  may  be  one  or  more
                          ----------------------
Authenticating Agents appointed by the Trustee upon the request of the Company with power to act on its behalf and subject to its direction in the authentication and delivery of Debentures issued upon exchange or registration of transfer thereof as fully to all intents and purposes as though any such Authenticating Agent had been expressly authorized to authenticate and deliver Debentures; provided, however, that the Trustee shall have no liability to the
             --------   -------

Company for any acts or omissions of the Authenticating Agent with respect to the authentication and delivery of Debentures. Any such Authenticating Agent shall at all times be a corporation organized and doing business under the laws of the United States or of any state or territory thereof or of the District of Columbia authorized under such laws to act as Authenticating Agent, having a combined capital and surplus of at least $50,000,000.00 and being subject to supervision or examination by federal, state, territorial or District of Columbia authority. If such corporation publishes reports of condition at least annually pursuant to law or the requirements of such authority, then for the purposes of this Section 6.12 the combined capital and surplus of such corporation shall be deemed to be its combined capital and surplus as set forth in its most recent report of condition so published. If at any time an Authenticating Agent shall cease to be eligible in accordance with the provisions of this Section, it shall resign immediately in the manner and with the effect herein specified in this Section.

         Any corporation into which any Authenticating Agent may be merged or converted or with which it may be consolidated, or any corporation resulting from any merger, consolidation or conversion to which any Authenticating Agent shall be a party, or any corporation succeeding to all or substantially all of the corporate trust business of any Authenticating Agent, shall be the successor of such Authenticating Agent hereunder if such successor corporation is otherwise eligible under this Section 6.12 without the execution or filing of any paper or any further act on the part of the parties hereto or such Authenticating Agent.

         Any Authenticating Agent may at any time resign by giving written notice of resignation to the Trustee and to the Company. The Trustee may at any time terminate the agency of any Authenticating Agent with respect to the Debentures by giving written notice of termination to such Authenticating Agent and to the Company. Upon receiving such a notice of resignation or upon such a termination, or in case at any time any Authenticating Agent shall cease to be eligible under this Section 6.12, the Trustee may, and upon the request of the Company shall, promptly appoint a successor Authenticating Agent eligible under this Section 6.12, shall give written notice of such appointment to the Company and shall mail notice of such appointment to all holders of Debentures as the names and addresses of such holders appear on the Debenture Register. Any successor Authenticating Agent upon acceptance of its appointment hereunder shall become vested with all rights, powers, duties and responsibilities with respect to the Debentures of its predecessor hereunder, with like effect as if originally named as Authenticating Agent herein.

         The Company agrees to pay to any Authenticating Agent from time to time reasonable compensation for its services. Any Authenticating Agent shall have no responsibility or liability for any action taken by it as such in accordance with the directions of the Trustee.

                                  ARTICLE VII.
                         CONCERNING THE SECURITYHOLDERS
                         ------------------------------

         Section 7.1. Action by  Securityholders.  Whenever in this Indenture it
                      --------------------------
is provided that the holders of a specified percentage in aggregate principal amount of the Debentures may take any action (including the making of any demand or request, the giving of any notice, consent or waiver or the taking of any other action) the fact that at the time of taking any such action the holders of such specified percentage have joined therein may be evidenced (a) by any instrument or any number of instruments of similar tenor executed by such Securityholders in person or by agent or proxy appointed in writing, or (b) by the record of such holders of Debentures voting in favor thereof at any meeting of such Securityholders duly called and held in accordance with the provisions of Article VIII, or (c) by a combination of such instrument or instruments and any such record of such a meeting of such Securityholders or (d) by any other method the Trustee deems satisfactory.

         If the Company shall solicit from the Securityholders any request, demand, authorization, direction, notice, consent, waiver or other action or revocation of the same, the Company may, at its option, as evidenced by an Officers' Certificate, fix in advance a record date for such Debentures for the determination of Securityholders entitled to give such request, demand, authorization, direction, notice, consent, waiver or other action or revocation of the same, but the Company shall have no obligation to do so. If such a record date is fixed, such request, demand, authorization, direction, notice, consent, waiver or other action or revocation of the same may be given before or after the record date, but only the Securityholders of record at the close of business on the record date shall be deemed to be Securityholders for the purposes of determining whether Securityholders of the requisite proportion of outstanding Debentures have authorized or agreed or consented to such request, demand, authorization, direction, notice, consent, waiver or other action or revocation of the same, and for that purpose the outstanding Debentures shall be computed as of the record date; provided, however, that no such authorization, agreement
                       --------  -------
or consent by such Securityholders on the record date shall be deemed effective unless it shall become effective pursuant to the provisions of this Indenture not later than six (6) months after the record date.

         Section  7.2.  Proof of Execution  by  Securityholders.  Subject to the
                        ---------------------------------------
provisions of Section 6.1, 6.2 and 8.5, proof of the execution of any instrument by a Securityholder or his agent or proxy shall be sufficient if made in accordance with such reasonable rules and regulations as may be prescribed by the Trustee or in such manner as shall be satisfactory to the Trustee. The ownership of Debentures shall be proved by the Debenture Register or by a certificate of the Debenture registrar. The Trustee may require such additional proof of any matter referred to in this Section as it shall deem necessary.

         The record of any Securityholders' meeting shall be proved in the manner provided in Section 8.6.

         Section 7.3. Who Are Deemed Absolute  Owners.  Prior to due presentment
                      -------------------------------
for registration of transfer of any Debenture, the Company, the Trustee, any Authenticating Agent, any paying agent, any transfer agent and any Debenture registrar may deem the Person in whose name such Debenture shall be registered upon the Debenture Register to be, and may treat him as, the absolute owner of such Debenture (whether or not such Debenture shall be overdue) for the purpose of receiving payment of or on account of the principal of, premium, if any, and interest on such Debenture and for all other purposes; and neither the Company nor the Trustee nor any Authenticating Agent nor any paying agent nor any transfer agent nor any Debenture registrar shall be affected by any notice to the contrary. All such payments so made to any holder for the time being or upon his order shall be valid, and, to the extent of the sum or sums so paid, effectual to satisfy and discharge the liability for moneys payable upon any such Debenture.

         Section 7.4.  Debentures Not  Outstanding.  In determining  whether the
                       ---------------------------
holders of the requisite aggregate principal amount of Debentures have concurred in any direction, consent or waiver under this Indenture, Debentures which are owned by the Company or any other obligor on the Debentures or by any Person directly or indirectly controlling or controlled by or under direct or indirect common control with the Company or any other obligor on the Debentures shall be disregarded and deemed not to be outstanding for the purpose of any such determination; provided, however, that for the purposes of determining whether
                --------   -------
the Trustee shall be protected in relying on any such direction, consent or waiver, only Debentures which a Responsible Officer of the Trustee actually knows are so owned shall be so disregarded. Debentures so owned which have been pledged in good faith may be regarded as outstanding for the purposes of this
Section 7.4 if the pledgee shall establish to the satisfaction of the Trustee the pledgee's right to vote such Debentures and that the pledgee is not the Company or any such other obligor or Person directly or indirectly controlling or controlled by or under direct or indirect common control with the Company or any such other obligor. In the case of a dispute as to such right, any decision by the Trustee taken upon the advice of counsel shall be full protection to the Trustee.

         Section 7.5. Revocation of Consents;  Future Holders Bound. At any time
                      ---------------------------------------------
prior to (but not after) the evidencing to the Trustee, as provided in Section 7.1, of the taking of any action by the holders of the percentage in aggregate principal amount of the Debentures specified in this Indenture in connection with such action, any holder (in cases where no record date has been set pursuant to Section 7. 1) or any holder as of an applicable record date (in cases where a record date has been set pursuant to Section 7.1) of a Debenture (or any Debenture issued in whole or in part in exchange or substitution therefor) the serial number of which is shown by the evidence to be included in the Debentures the holders of which have consented to such action may, by filing written notice with the Trustee at the Principal Office of the Trustee and upon proof of holding as provided in Section 7.2, revoke such action so far as concerns such Debenture (or so far as concerns the principal amount represented by any exchanged or substituted Debenture). Except as aforesaid any such action taken by the holder of any Debenture shall be conclusive and binding upon such holder and upon all future holders and owners of such Debenture, and of any Debenture issued in exchange or substitution therefor or on registration of transfer thereof, irrespective of whether or not any notation in regard thereto is made upon such Debenture or any Debenture issued in exchange or substitution therefor.

                                  ARTICLE VIII.
                            SECURITYHOLDERS' MEETINGS
                            -------------------------

         Section 8.1. Purposes of Meetings.  A meeting of Securityholders may be
                      ----------------------
called  at any time and from time to time  pursuant  to the  provisions  of this
Article VIII for any of the following purposes:

         (a) to give any notice to the Company or to the Trustee, or to give any directions to the Trustee, or to consent to the waiving of any default hereunder and its consequences, or to take any other action authorized to be taken by Securityholders pursuant to any of the provisions of Article V;

         (b) to remove the Trustee and nominate a successor trustee pursuant to the provisions of Article VI;

         (c) to consent to the execution of an indenture or indentures supplemental hereto pursuant to the provisions of Section 9.2; or

         (d) to take any other action authorized to be taken by or on behalf of the holders of any specified aggregate principal amount of such Debentures under any other provision of this Indenture or under applicable law.

         Section 8.2.  Call of Meetings by Trustee.  The Trustee may at any time
                       ---------------------------
call a meeting of Securityholders to take any action specified in Section 8.1, to be held at such time and at such place as the Trustee shall determine. Notice of every meeting of the Securityholders, setting forth the time and the place of such meeting and in general terms the action proposed to be taken at such meeting, shall be mailed to holders of Debentures affected at their addresses as they shall appear on the Debentures Register and, if the Company is not a holder of Debentures, to the Company. Such notice shall be mailed not less than 20 nor more than 180 days prior to the date fixed for the meeting.

         Section 8.3. Call of Meetings by Company or Securityholders. In case at
                      ----------------------------------------------
any time the Company pursuant to a Board Resolution, or the holders of at least 10% in aggregate principal amount of the Debentures, as the case may be, then outstanding, shall have requested the Trustee to call a meeting of Securityholders, by written request setting forth in reasonable detail the action proposed to be taken at the meeting, and the Trustee shall not have mailed the notice of such meeting within 20 days after receipt of such request, then the Company or such Securityholders may determine the time and the place for such meeting and may call such meeting to take any action authorized in
Section 8.1, by mailing notice thereof as provided in Section 8.2.

         Section 8.4.  Qualifications  for Voting. To be entitled to vote at any
                       --------------------------
meeting of Securityholders a Person shall (a) be a holder of one or more Debentures with respect to which the meeting is being held or (b) a Person appointed by an instrument in writing as proxy by a holder of one or more such Debentures. The only Persons who shall be entitled to be present or to speak at any meeting of Securityholders shall be the Persons entitled to vote at such meeting and their counsel and any representatives of the Trustee and its counsel and any representatives of the Company and its counsel.

         Section 8.5. Regulations.  Notwithstanding any other provisions of this
                      -----------
Indenture, the Trustee may make such reasonable regulations as it may deem advisable for any meeting of Securityholders, in regard to proof of the holding of Debentures and of the appointment of proxies, and in regard to the appointment and duties of inspectors of votes, the submission and examination of proxies, certificates and other evidence of the right to vote, and such other matters concerning the conduct of the meeting as it shall think fit.

         The Trustee shall, by an instrument in writing, appoint a temporary chairman of the meeting, unless the meeting shall have been called by the Company or by Securityholders as provided in Section 8.3, in which case the Company or the Securityholders calling the meeting, as the case may be, shall in like manner appoint a temporary chairman. A permanent chairman and a permanent secretary of the meeting shall be elected by majority vote of the meeting.

         Subject to the provisions of Section 7.4, at any meeting each holder of Debentures with respect to which such meeting is being held or proxy therefor shall be entitled to one vote for each $1,000.00 principal amount of Debentures held or represented by him; provided, however, that no vote shall be cast or
                              --------   -------
counted at any meeting in respect of any Debenture challenged as not outstanding and ruled by the chairman of the meeting to be not outstanding. The chairman of the meeting shall have no right to vote other than by virtue of Debentures held by him or instruments in writing as aforesaid duly designating him as the Person to vote on behalf of other Securityholders. Any meeting of Securityholders duly called pursuant to the provisions of Section 8.2 or 8.3 may be adjourned from time to time by a majority of those present, whether or not constituting a quorum, and the meeting may be held as so adjourned without further notice.

         Section  8.6.  Voting.  The vote upon any  resolution  submitted to any
                        ------
meeting of holders of Debentures with respect to which such meeting is being held shall be by written ballots on which shall be subscribed the signatures of such holders or of their representatives by proxy and the serial number or numbers of the Debentures held or represented by them. The permanent chairman of the meeting shall appoint two inspectors of votes who shall count all votes cast at the meeting for or against any resolution and who shall make and file with the secretary of the meeting their verified written reports in triplicate of all votes cast at the meeting. A record in duplicate of the proceedings of each meeting of Securityholders shall be prepared by the secretary of the meeting and there shall be attached to said record the original reports of the inspectors of votes on any vote by ballot taken thereat and affidavits by one or more Persons having knowledge of the facts setting forth a copy of the notice of the meeting and showing that said notice was mailed as provided in Section 8.2. The record shall show the serial numbers of the Debentures voting in favor of or against any resolution. The record shall be signed and verified by the affidavits of the permanent chairman and secretary of the meeting and one of the duplicates shall be delivered to the Company and the other to the Trustee to be preserved by the Trustee, the latter to have attached thereto the ballots voted at the meeting.

         Any record so signed and verified shall be conclusive evidence of the matters therein stated.

         Section 8.7. Quorum;  Actions.  The Persons entitled to vote a majority
                      ------   -------
in principal amount of the Debentures then outstanding shall constitute a quorum for a meeting of Securityholders; provided, however, that if any action is to be
                                  --------  -------
taken at such meeting with respect to a consent, waiver, request, demand, notice, authorization, direction or other action which may be given by the holders of not less than a specified percentage in principal amount of the Debentures then outstanding, the Persons holding or representing such specified percentage in principal amount of the Debentures then outstanding will constitute a quorum. In the absence of a quorum within 30 minutes of the time appointed for any such meeting, the meeting shall, if convened at the request of Securityholders, be dissolved. In any other case the meeting may be adjourned for a period of not less than 10 days as determined by the permanent chairman of the meeting prior to the adjournment of such meeting. In the absence of a quorum at any such adjourned meeting, such adjourned meeting may be further adjourned for a period of not less than 10 days as determined by the permanent chairman of the meeting prior to the adjournment of such adjourned meeting. Notice of the reconvening of any adjourned meeting shall be given as provided in Section 8.2, except that such notice need be given only once not less than 5 days prior to the date on which the meeting is scheduled to be reconvened. Notice of the reconvening of an adjourned meeting shall state expressly the percentage, as provided above, of the principal amount of the Debentures then outstanding which shall constitute a quorum.

         Except as limited by the provisos in the first paragraph of Section 9.2, any resolution presented to a meeting or adjourned meeting duly reconvened at which a quorum is present as aforesaid may be adopted by the affirmative vote of the holders of a majority in principal amount of the Debentures then outstanding; provided, however, that, except as limited by the provisos in the
              --------   -------
first paragraph of Section 9.2, any resolution with respect to any consent, waiver, request, demand, notice, authorization, direction or other action which this Indenture expressly provides may be given by the holders of not less than a specified percentage in principal amount of the Debentures then outstanding may be adopted at a meeting or an adjourned meeting duly reconvened and at which a quorum is present as aforesaid only by the affirmative vote of the holders of a not less than such specified percentage in principal amount of the Debentures then outstanding.

         Any resolution passed or decision taken at any meeting of holders of Debentures duly held in accordance with this Section shall be binding on all the Securityholders, whether or not present or represented at the meeting.

                                   ARTICLE IX.
                             SUPPLEMENTAL INDENTURES
                             -----------------------

         Section   9.1.    Supplemental    Indentures    without    Consent   of
                           -----------------------------------------------------
Securityholders.  The Company,  when authorized by a Board  Resolution,  and the
---------------
Trustee may from time to time and at any time enter into an indenture or indentures supplemental hereto, without the consent of the Securityholders, for one or more of the following purposes:

         (a) to evidence the succession of another Person to the Company, or successive successions, and the assumption by the successor Person of the covenants, agreements and obligations of the Company, pursuant to Article XI hereof;

         (b) to add to the covenants of the Company such further covenants, restrictions or conditions for the protection of the holders of Debentures as the Board of Directors shall consider to be for the protection of the holders of such Debentures, and to make the occurrence, or the occurrence and continuance, of a default in any of such additional covenants, restrictions or conditions a default or an Event of Default permitting the enforcement of all or any of the remedies provided in this Indenture as herein set forth; provided, however, that
                                                         --------  -------
in respect of any such additional covenant restriction or condition such supplemental indenture may provide for a particular period of grace after default (which period may be shorter or longer than that allowed in the case of other defaults) or may provide for an immediate enforcement upon such default or may limit the remedies available to the Trustee upon such default;

         (c) to cure any ambiguity or to correct or supplement any provision contained herein or in any supplemental indenture which may be defective or inconsistent with any other provision contained herein or in any supplemental indenture, or to make such other provisions in regard to matters or questions arising under this Indenture; provided that any such action shall not materially
                              --------
adversely affect the interests of the holders of the Debentures;

         (d) to add  to,  delete  from,  or  revise  the  terms  of  Debentures, including, without limitation, any terms relating to the issuance, exchange, registration or transfer of Debentures, including to provide for transfer procedures and restrictions substantially similar to those applicable to the Capital Securities as required by Section 2.5 (for purposes of assuring that no registration of Debentures is required under the Securities Act); provided
                                                                        --------
however,  that any such action shall not  adversely  affect the interests of the
-------
holders of the Debentures then outstanding (it being understood, for purposes of this proviso, that transfer restrictions on Debentures substantially similar to those that were applicable to Capital Securities shall not be deemed to materially adversely affect the holders of the Debentures);

         (e) to evidence and provide for the acceptance of appointment hereunder by a successor Trustee with respect to the Debentures and to add to or change any of the provisions of this Indenture as shall be necessary to provide for or facilitate the administration of the trusts hereunder by more than one Trustee;

         (f) to make any change (other than as elsewhere provided in this paragraph) that does not adversely affect the rights of any Securityholder in any material respect; or

         (g) to provide for the issuance of and establish the form and terms and conditions of the Debentures, to establish the form of any certifications required to be furnished pursuant to the terms of this Indenture or the Debentures, or to add to the rights of the holders of Debentures.

         The Trustee is hereby authorized to join with the Company in the execution of any such supplemental indenture, to make any further appropriate agreements and stipulations which may be therein contained and to accept the conveyance, transfer and assignment of any property thereunder, but the Trustee shall not be obligated to, but may in its discretion, enter into any such supplemental indenture which affects the Trustee's own rights, duties or immunities under this Indenture or otherwise.

         Any supplemental indenture authorized by the provisions of this Section
9.1 may be executed by the Company and the Trustee without the consent of the holders of any of the Debentures at the time outstanding, notwithstanding any of the provisions of Section 9.2.

         Section 9.2.  Supplemental  Indentures with Consent of Securityholders.
                       --------------------------------------------------------
With the consent (evidenced as provided in Section 7.1) of the holders of not less than a majority in aggregate principal amount of the Debentures at the time outstanding affected by such supplemental indenture (voting as a class), the Company, when authorized by a Board Resolution, and the Trustee may from time to time and at any time enter into an indenture or indentures supplemental hereto for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of this Indenture or of any supplemental indenture or of modifying in any manner the rights of the holders of the

Debentures; provided, however, that no such supplemental indenture shall without
            --------  -------
the consent of the holders of each Debenture then outstanding and affected thereby (i) change the fixed maturity of any Debenture, or reduce the principal amount thereof or any premium thereon, or reduce the rate or extend the time of payment of interest thereon, or reduce any amount payable on redemption thereof or make the principal thereof or any interest or premium thereon payable in any coin or currency other than that provided in the Debentures, or impair or affect the right of any Securityholder to institute suit for payment thereof or impair the right of repayment, if any, at the option of the holder, or (ii) reduce the aforesaid percentage of Debentures the holders of which are required to consent to any such supplemental indenture; provided further, however, that if the
                                       --------  -------   -------
Debentures are held by a trust or a trustee of such trust, such supplemental indenture shall not be effective until the holders of a majority in Liquidation Amount of Trust Securities shall have consented to such supplemental indenture; provided further, however, that if the consent of the Securityholder of each
--------  -------   -------
outstanding Debenture is required, such supplemental indenture shall not be effective until each holder of the Trust Securities shall have consented to such supplemental indenture.

         Upon the request of the Company accompanied by a Board Resolution authorizing the execution of any such supplemental indenture, and upon the filing with the Trustee of evidence of the consent of Securityholders as aforesaid, the Trustee shall join with the Company in the execution of such supplemental indenture unless such supplemental indenture affects the Trustee's own rights, duties or immunities under this Indenture or otherwise, in which case the Trustee may in its discretion, but shall not be obligated to, enter into such supplemental indenture.

         Promptly after the execution by the Company and the Trustee of any supplemental indenture pursuant to the provisions of this Section, the Trustee shall transmit by mail, first class postage prepaid, a notice, prepared by the Company, setting forth in general terms the substance of such supplemental indenture, to the Securityholders as their names and addresses appear upon the Debenture Register. Any failure of the Trustee to mail such notice, or any defect therein, shall not, however, in any way impair or affect the validity of
                            -------
any such supplemental indenture.

         It shall not be necessary for the consent of the Securityholders under this Section 9.2 to approve the particular form of any proposed supplemental indenture, but it shall be sufficient if such consent shall approve the substance thereof.

         Section 9.3. Effect of Supplemental  Indentures.  Upon the execution of
                      ----------------------------------
any supplemental indenture pursuant to the provisions of this Article IX, this Indenture shall be and be deemed to be modified and amended in accordance therewith and the respective rights, limitations of rights, obligations, duties and immunities under this Indenture of the Trustee, the Company and the holders of Debentures shall thereafter be determined, exercised and enforced hereunder subject in all respects to such modifications and amendments and all the terms and conditions of any such supplemental indenture shall be and be deemed to be part of the terms and conditions of this Indenture for any and all purposes.

         Section  9.4.  Notation on  Debentures.  Debentures  authenticated  and
                        -----------------------
delivered after the execution of any supplemental indenture pursuant to the provisions of this Article IX may bear a notation as to any matter provided for in such supplemental indenture. If the Company or the Trustee shall so determine, new Debentures so modified as to conform, in the opinion of the Board of Directors of the Company, to any modification of this Indenture contained in any such supplemental indenture may be prepared and executed by the Company, authenticated by the Trustee or the Authenticating Agent and delivered in exchange for the Debentures then outstanding.

         Section 9.5.  Evidence of  Compliance of  Supplemental  Indenture to be
                       ---------------------------------------------------------
Furnished to Trustee. The Trustee, subject to the provisions of Sections 6.1 and
--------------------
6.2, shall, in addition to the documents required by Section 14.6, receive an Officers' Certificate and an Opinion of Counsel as conclusive evidence that any supplemental indenture executed pursuant hereto complies with the requirements of this Article IX. The Trustee shall receive an Opinion of Counsel as conclusive evidence that any supplemental indenture executed pursuant to this
Article IX is  authorized  or  permitted  by, and conforms to, the terms of this
Article IX and that it is proper for the Trustee  under the  provisions  of this
Article IX to join in the execution thereof

                                   ARTICLE X.
                            REDEMPTION OF SECURITIES
                            ------------------------

         Section  10.1.  Optional  Redemption.  The Company shall have the right
                         --------------------
(subject to the receipt by the Company of prior approval (i) if the Company is a bank holding company, from the Federal Reserve, if then required under applicable capital guidelines or policies of the Federal Reserve or (ii) if the Company is a savings and loan holding company, from the OTS if then required under applicable capital guidelines or policies of the OTS), to redeem the Debentures, in whole or in part, but in all cases in a principal amount with integral multiples of $1,000.00, on any Interest Payment Date on or after March 20, 2008, at the Redemption Price.

         Section 10.2. Special Event Redemption.  If a Special Event shall occur
                       ------------------------
and be continuing, the Company shall have the right (subject to the receipt by the Company of prior approval (i) if the Company is a bank holding company, from the Federal Reserve if then required under applicable capital guidelines or policies of the Federal Reserve or (ii) if the Company is a savings and loan holding company, from the OTS if then required under applicable capital guidelines or policies of the OTS) to redeem the Debentures in whole, but not in part, at any Interest Payment Date, within 120 days following the occurrence of such Special Event at the Redemption Price.

         Section 10.3.  Notice of Redemption;  Selection of Debentures.  In case
                        ----------------------------------------------
the Company shall desire to exercise the right to redeem all, or, as the case may be, any part of the Debentures, it shall cause to be mailed a notice of such redemption at least 30 and not more than 60 days prior to the Redemption Date to the holders of Debentures so to be redeemed as a whole or in part at their last addresses as the same appear on the Debenture Register. Such mailing shall be by first class mail. The notice if mailed in the manner herein provided shall be conclusively presumed to have been duly given, whether or not the holder receives such notice. In any case, failure to give such notice by mail or any defect in the notice to the holder of any Debenture designated for redemption as a whole or in part shall not affect the validity of the proceedings for the redemption of any other Debenture.

         Each such notice of redemption shall specify the CUSIP number, if any, of the Debentures to be redeemed, the Redemption Date, the Redemption Price at which Debentures are to be redeemed, the place or places of payment, that payment will be made upon presentation and surrender of such Debentures, that interest accrued to the date fixed for redemption will be paid as specified in said notice, and that on and after said date interest thereon or on the portions thereof to be redeemed will cease to accrue. In the event that any date on which the Redemption Price is payable is not a Business Day, then payment of the Redemption Price payable on such date shall be made on the next succeeding day which is a Business Day (and without any interest or other payment in respect of any such delay), with the same force and effect as if made on the date such payment was originally payable. If less than all the Debentures are to be redeemed, the notice of redemption shall specify the number of the Debentures to be redeemed. In case the Debentures are to be redeemed in part only, the notice of redemption shall state the portion of the principal amount thereof to be redeemed and shall state that on and after the date fixed for redemption, upon surrender of such Debenture, a new Debenture or Debentures in principal amount equal to the unredeemed portion thereof will be issued.

         Prior to 10:00 a.m. New York City time on the Redemption Date, the Company will deposit with the Trustee or with one or more paying agents an amount of money sufficient to redeem on the Redemption Date all the Debentures so called for redemption at the appropriate Redemption Price, together with accrued interest to the Redemption Date.

         If all, or less than all, the Debentures are to be redeemed, the Company will give the Trustee notice not less than 45 nor more than 60 days, respectively, prior to the Redemption Date, as to the aggregate principal amount of Debentures to be redeemed and the Trustee shall select, in such manner as in its sole discretion it shall deem appropriate and fair, the Debentures or portions thereof (in integral multiples of $1,000.00) to be redeemed.

         Section 10.4. Payment of Debentures Called for Redemption. If notice of
                       -------------------------------------------
redemption has been given as provided in Section 10.3, the Debentures or portions of Debentures with respect to which such notice has been given shall become due and payable on the Redemption Date and at the place or places stated in such notice at the applicable Redemption Price, together with interest accrued to the Redemption Date, and on and after said date (unless the Company shall default in the payment of such Debentures at the Redemption Price, together with interest accrued to said date) interest on the Debentures or portions of Debentures so called for redemption shall cease to accrue. On presentation and surrender of such Debentures at a place of payment specified in said notice, such Debentures or the specified portions thereof shall be paid and redeemed by the Company at the applicable Redemption Price, together with interest accrued thereon to the Redemption Date.

         Upon presentation of any Debenture redeemed in part only, the Company shall execute and the Trustee shall authenticate and make available for delivery to the holder thereof, at the expense of the Company, a new Debenture or Debentures of authorized denominations, in principal amount equal to the unredeemed portion of the Debenture so presented.


                                   ARTICLE XI.
                CONSOLIDATION, MERGER, SALE, CONVEYANCE AND LEASE
                -------------------------------------------------

         Section 11.1. Company May Consolidate,  etc., on Certain Terms. Nothing
                       ------------------------------------------------
contained in this Indenture orin the Debentures shall prevent any consolidation or merger of the Company with or into any other Person (whether or not affiliated with the Company) or successive consolidations or mergers in which the Company or its successor or successors shall be a party or parties, or shall prevent any sale, conveyance, transfer or other disposition of the property or capital stock of the Company or its successor or successors as an entirety, or substantially as an entirety, to any other Person (whether or not affiliated with the Company, or its successor or successors) authorized to acquire and operate the same;  provided,  however,  that the Company  hereby  covenants  and
                   --------   -------
agrees that, upon any such consolidation, merger (where the Company is not the surviving corporation), sale, conveyance, transfer or other disposition, the due and punctual payment of the principal of (and premium, if any) and interest on all of the Debentures in accordance with their terms, according to their tenor, and the due and punctual performance and observance of all the covenants and conditions of this Indenture to be kept or performed by the Company, shall be expressly assumed by supplemental indenture satisfactory in form to the Trustee executed and delivered to the Trustee by the entity formed by such consolidation, or into which the Company shall have merged, or by the entity which shall have acquired such property.

         Section 11.2.  Successor Entity to be Substituted.  In case of any such
                        ----------------------------------
consolidation, merger, sale, conveyance, transfer or other disposition by the successor entity, by supplemental indenture, executed and delivered to the Trustee and satisfactory in form to the Trustee, of the due and punctual payment of the principal of and premium if any, and interest on all of the Debentures and the due and punctual performance and observance of all of the covenants and conditions of this Indenture to be performed or observed by the Company, such successor entity shall succeed to and be substituted for the Company, with the same effect as if it had been named herein as the Company, and thereupon the predecessor entity shall be relieved of any further liability or obligation hereunder or upon the Debentures. Such successor entity thereupon may cause to be signed, and may issue in its own name, any or all of the Debentures issuable hereunder which theretofore shall not have been signed by the Company and delivered to the Trustee or the Authenticating Agent; and, upon the order of such successor entity instead of the Company and subject to all the terms, conditions and limitations in this Indenture prescribed, the Trustee or the Authenticating Agent shall authenticate and deliver any Debentures which previously shall have been signed and delivered by the officers of the Company, to the Trustee or the Authenticating Agent for authentication, and any Debentures which such successor entity thereafter shall cause to be signed and delivered to the Trustee or the Authenticating Agent for that purpose. All the Debentures so issued shall in all respects have the same legal rank and benefit under this Indenture as the Debentures theretofore or thereafter issued in accordance with the terms of this Indenture as though all of such Debentures had been issued at the date of the execution hereof.

         Section 11.3.  Opinion of Counsel to be Given to Trustee.  The Trustee,
                        -----------------------------------------
subject to the provisions of Sections 6.1 and 6.2, shall receive, in addition to the Opinion of Counsel required by Section 9.5, an Opinion of Counsel as conclusive evidence that any consolidation, merger, sale, conveyance, transfer or other disposition, and any assumption, permitted or required by the terms of this Article XI complies with the provisions of this Article XI.

                                  ARTICLE XII.
                     SATISFACTION AND DISCHARGE OF INDENTURE
                     ---------------------------------------

         Section 12.1.     Discharge of Indenture.  When
                           ----------------------

         (a) the Company shall deliver to the Trustee for cancellation all Debentures theretofore authenticated (other than any Debentures which shall have been destroyed, lost or stolen and which shall have been replaced or paid as provided in Section 2.6) and not theretofore canceled, or

         (b) all the Debentures not theretofore canceled or delivered to the Trustee for cancellation shall have become due and payable, or are by their terms to become due and payable within 1 year or are to be called for redemption within one (1) year under arrangements satisfactory to the Trustee for the giving of notice of redemption, and the Company shall deposit with the Trustee, in trust, funds, which shall be immediately due and payable, sufficient to pay at maturity or upon redemption all of the Debentures (other than any Debentures which shall have been destroyed, lost or stolen and which shall have been replaced or paid as provided in Section 2.6) not theretofore canceled or delivered to the Trustee for cancellation, including principal and premium, if any, and interest due or to become due to such date of maturity or redemption date, as the case may be, but excluding, however, the amount of any moneys for the payment of principal of, and premium, if any, or interest on the Debentures
(1)  theretofore  repaid to the Company in  accordance  with the  provisions  of
Section 12.4, or (2) paid to any state or to the District of Columbia pursuant to its unclaimed property or similar laws, and if in the case of either clause
(a) or clause (b) the Company shall also pay or cause to be paid all other sums payable hereunder by the Company, then this Indenture shall cease to be of further effect except for the provisions of Sections 2.5, 2.6, 2.8, 3.1, 3.2, 3.4, 6.6, 6.8, 6.9 and 12.4 hereof shall survive until such Debentures shall mature and be paid. Thereafter, Sections 6.6 and 12.4 shall and the Trustee, on demand of the Company accompanied by an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent herein provided for relating to the satisfaction and discharge of this Indenture have been complied with, and at the cost and expense of the Company, shall execute proper instruments acknowledging satisfaction of and discharging this Indenture. The Company agrees to reimburse the Trustee for any costs or expenses thereafter reasonably and properly incurred by the Trustee in connection with this Indenture or the Debentures.

         Section 12.2. Deposited Moneys to be Held in Trust by Trustee.  Subject
                       -----------------------------------------------
to the provisions of Section 12.4, all moneys deposited with the Trustee pursuant to Section 12.1 shall be held in trust in a non-interest bearing account and applied by it to the payment, either directly or through any paying agent (including the Company if acting as its own paying agent), to the holders of the particular Debentures for the payment of which such moneys have been deposited with the Trustee, of all sums due and to become due thereon for principal, and premium, if any, and interest.

         Section 12.3.  Paying Agent to Repay Moneys Held. Upon the satisfaction
                        ---------------------------------
and discharge of this Indenture all moneys then held by any paying agent of the Debentures (other than the Trustee) shall, upon demand of the Company, be repaid to it or paid to the Trustee, and thereupon such paying agent shall be released from all further liability with respect to such moneys.

         Section 12.4. Return of Unclaimed Moneys.  Any moneys deposited with or
                       --------------------------
paid to the Trustee or any paying agent for payment of the principal of, and premium, if any, or interest on Debentures and not applied but remaining unclaimed by the holders of Debentures for two (2) years after the date upon which the principal of, and premium, if any, or interest on such Debentures, as the case may be, shall have become due and payable, shall, subject to applicable escheatment laws, be repaid to the Company by the Trustee or such paying agent on written demand; and the holder of any of the Debentures shall thereafter look only to the Company for any payment which such holder may be entitled to collect, and all liability of the Trustee or such paying agent with respect to such moneys shall thereupon cease.

                                  ARTICLE XIII.
                    IMMUNITY OF INCORPORATORS, STOCKHOLDERS,
                    ----------------------------------------
                             OFFICERS AND DIRECTORS
                             ----------------------

         Section 13.1. Indenture and Debentures Solely Corporate Obligations. No
                       -----------------------------------------------------
recourse for the payment of the principal of or premium, if any, or interest on any Debenture, or for any claim based thereon or otherwise in respect thereof, and no recourse under or upon any obligation, covenant or agreement of the Company in this Indenture or in any supplemental indenture, or in any such Debenture, or because of the creation of any indebtedness represented thereby, shall be had against any incorporator, stockholder, employee, officer or director, as such, past, present or future, of the Company or of any successor Person of the Company, either directly or through the Company or any successor Person of the Company, whether by virtue of any constitution, statute or rule of law, or by the enforcement of any assessment or penalty or otherwise, it being expressly understood that all such liability is hereby expressly waived and released as a condition of, and as a consideration for, the execution of this Indenture and the issue of the Debentures.

                                  ARTICLE XIV.
                            MISCELLANEOUS PROVISIONS
                            ------------------------

         Section 14.1. Successors. All the covenants, stipulations, promises and
                       ----------
agreements of the Company in this Indenture shall bind its successors and assigns whether so expressed or not.

         Section 14.2.  Official Acts by Successor Entity. Any act or proceeding
                        ---------------------------------
by any provision of this Indenture authorized or required to be done or performed by any board, committee or officer of the Company shall and may be done and performed with like force and effect by the like board, committee, officer or other authorized Person of any entity that shall at the time be the lawful successor of the Company.

         Section 14.3. Surrender of Company Powers. The Company by instrument in
                       ---------------------------
writing executed by authority of at least 2/3 (two-thirds) of its Board of Directors and delivered to the Trustee may surrender any of the powers reserved to the Company and thereupon such power so surrendered shall terminate both as to the Company, and as to any permitted successor.

         Section  14.4.  Addresses  for  Notices,  etc.  Any  notice,   consent,
                         -----------------------------
direction, request, authorization, waiver or demand which by any provision of this Indenture is required or permitted to be given, made, furnished or served by the Trustee or by the Securityholders on or to the Company may be given or served in writing by being deposited postage prepaid by registered or certified mail in a post office letter box addressed (until another address is filed by the Company, with the Trustee for the purpose) to the Company, Attention: Allen
H. Blake. Any notice, consent, direction, request, authorization, waiver or demand by any Securityholder or the Company to or upon the Trustee shall be deemed to have been sufficiently given or made, for all purposes, if given or made in writing at the office of the Trustee, addressed to the Trustee, 225 Asylum Street, Goodwin Square, Hartford, Connecticut, 06103 Attention: Vice President, Corporate Trust Services, with a copy to U.S. Bank National Association, P. O. Box 778, Boston, Massachusetts 02102-0778, Attention: Earl W. Dennison, Jr., Corporate Trust Services. Any notice, consent, direction, request, authorization, waiver or demand on or to any Securityholder shall be deemed to have been sufficiently given or made, for all purposes, if given or made in writing at the address set forth in the Debenture Register.

         Section 14.5. Governing Law. This Indenture and each Debenture shall be
                       -------------
deemed to be a contract made under the law of the State of New York, and for all purposes shall be governed by and construed in accordance with the law of said State, without regard to conflict of laws principles thereof.

         Section 14.6.  Evidence of Compliance with Conditions  Precedent.  Upon
                        -------------------------------------------------
any application or demand by the Company to the Trustee to take any action under any of the provisions of this Indenture, the Company shall furnish to the Trustee an Officers' Certificate stating that in the opinion of the signers all conditions precedent, if any, provided for in this Indenture relating to the proposed action have been complied with and an Opinion of Counsel stating that, in the opinion of such counsel, all such conditions precedent have been complied with.

         Each certificate or opinion provided for in this Indenture and delivered to the Trustee with respect to compliance with a condition or covenant provided for in this Indenture shall include (1) a statement that the person making such certificate or opinion has read such covenant or condition; (2) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based; (3) a statement that, in the opinion of such person, he has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such covenant or condition has been complied with; and (4) a statement as to whether or not in the opinion of such person, such condition or covenant has been complied with.

         Section 14.7.  Non-Business Days. In any case where the date of payment
                        -----------------
of interest on or principal of the Debentures will be a day that is not a Business Day, the payment of such interest on or principal of the Debentures need not be made on such date but may be made on the next succeeding Business Day with the same force and effect as if made on the original date of payment, and no interest shall accrue for the period from and after such date.

         Section 14.8. Table of Contents,  Headings,  etc. The table of contents
                       ----------------------------------
and the titles and headings of the articles and sections of this Indenture have been inserted for convenience of reference only, are not to be considered a part hereof, and shall in no way modify or restrict any of the terms or provisions hereof.

         Section 14.9. Execution in Counterparts. This Indenture may be executed
                       -------------------------
in any number of counterparts, each of which shall be an original, but such counterparts shall together constitute but one and the same instrument.

         Section 14.10. Separability.  In case any one or more of the provisions
                        ------------
contained in this Indenture or in the Debentures shall for any reason be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Indenture or of such Debentures, but this Indenture and such Debentures shall be construed as if such invalid or illegal or unenforceable provision had never been contained herein or therein.

         Section 14.11. Assignment. The Company will have the right at all times
                        ----------
to assign any of its rights or obligations under this Indenture to a direct or indirect wholly owned Subsidiary of the Company, provided that, in the event of any such assignment, the Company will remain liable for all such obligations. Subject to the foregoing, this Indenture is binding upon and inures to the benefit of the parties hereto and their respective successors and assigns. This Indenture may not otherwise be assigned by the parties hereto.

         Section 14.12.  Acknowledgment of Rights. The Company agrees that, with
                         ------------------------
respect to any Debentures held by the Trust or the Institutional Trustee of the Trust, if the Institutional Trustee of the Trust fails to enforce its rights under this Indenture as the holder of Debentures held as the assets of such Trust after the holders of a majority in Liquidation Amount of the Capital Securities of such Trust have so directed such Institutional Trustee, a holder of record of such Capital Securities may, to the fullest extent permitted by law, institute legal proceedings directly against the Company to enforce such Institutional Trustee's rights under this Indenture without first instituting any legal proceedings against such trustee or any other Person. Notwithstanding the foregoing, if an Event of Default has occurred and is continuing and such event is attributable to the failure of the Company to pay interest (or premium, if any) or principal on the Debentures on the date such interest (or premium, if any) or principal is otherwise payable (or in the case of redemption, on the redemption date), the Company agrees that a holder of record of Capital Securities of the Trust may directly institute a proceeding against the Company for enforcement of payment to such holder directly of the principal of (or premium, if any) or interest on the Debentures having an aggregate principal amount equal to the aggregate Liquidation Amount of the Capital Securities of such holder on or after the respective due date specified in the Debentures.

                                   ARTICLE XV.
                           SUBORDINATION OF DEBENTURES
                           ---------------------------

         Section  15.1.  Agreement to  Subordinate.  The Company  covenants  and
                         -------------------------
agrees, and each holder of Debentures by such Securityholder's acceptance thereof likewise covenants and agrees, that all Debentures shall be issued subject to the provisions of this Article XV; and each holder of a Debenture whether upon original issue or upon transfer or assignment thereof, accepts and agrees to be bound by such provisions.

         The payment by the Company of the principal of, and premium, if any, and interest on all Debentures shall, to the extent and in the manner hereinafter set forth, be subordinated and junior in right of payment to the prior payment in full of all Senior Indebtedness of the Company, whether outstanding at the date of this Indenture or thereafter incurred.

         No provision of this Article XV shall prevent the occurrence of any default or Event of Default hereunder.

         Section 15.2. Default on Senior  Indebtedness.  In the event and during
                       -------------------------------
the continuation of any default by the Company in the payment of principal, premium, interest or any other payment due on any Senior Indebtedness of the Company following any grace period, or in the event that the maturity of any Senior Indebtedness of the Company has been accelerated because of a default, then, in either case, no payment shall be made by the Company with respect to the principal (including redemption) of, or premium, if any, or interest on the Debentures.

         In the event that, notwithstanding the foregoing, any payment shall be received by the Trustee when such payment is prohibited by the preceding paragraph of this Section 15.2, such payment shall, subject to Section 15.7, be held in trust for the benefit of, and shall be paid over or delivered to, the holders of Senior Indebtedness or their respective representatives, or to the trustee or trustees under any indenture pursuant to which any of such Senior Indebtedness may have been issued, as their respective interests may appear, but only to the extent that the holders of the Senior Indebtedness (or their representative or representatives or a trustee) notify the Trustee in writing within 90 days of such payment of the amounts then due and owing on the Senior Indebtedness and only the amounts specified in such notice to the Trustee shall be paid to the holders of Senior Indebtedness.

         Section 15.3 Liquidation,  Dissolution, Bankruptcy. Upon any payment by
                      -------------------------------------
the Company or distribution of assets of the Company of any kind or character, whether in cash, property or securities, to creditors upon any dissolution, winding-up or liquidation or reorganization of the Company, whether voluntary or involuntary or in bankruptcy, insolvency, receivership or other proceedings, all amounts due upon all Senior Indebtedness of the Company shall first be paid in full, or payment thereof provided for in money in accordance with its terms, before any payment is made by the Company, on account of the principal (and premium, if any) or interest on the Debentures. Upon any such dissolution or winding-up or liquidation or reorganization, any payment by the Company, or distribution of assets of the Company of any kind or character, whether in cash, property or securities, which the Securityholders or the Trustee would be entitled to receive from the Company, except for the provisions of this Article XV, shall be paid by the Company, or by any receiver, trustee in bankruptcy, liquidating trustee, agent or other Person making such payment or distribution, or by the Securityholders or by the Trustee under this Indenture if received by them or it, directly to the holders of Senior Indebtedness (pro rata to such holders on the basis of the respective amounts of Senior Indebtedness held by such holders, as calculated by the Company) or their representative or representatives, or to the trustee or trustees under any indenture pursuant to which any instruments evidencing such Senior Indebtedness may have been issued, as their respective interests may appear, to the extent necessary to pay such Senior Indebtedness in full, in money or money's worth, after giving effect to any concurrent payment or distribution to or for the holders of such Senior Indebtedness, before any payment or distribution is made to the Securityholders or to the Trustee.

         In the event that, notwithstanding the foregoing, any payment or distribution of assets of the Company of any kind or character, whether in cash, property or securities, prohibited by the foregoing, shall be received by the Trustee before all Senior Indebtedness is paid in full, or provision is made for such payment in money in accordance with its terms, such payment or distribution shall be held in trust for the benefit of and shall be paid over or delivered to the holders of such Senior Indebtedness or their representative or representatives, or the trustee or trustees under any indenture pursuant to which any instruments evidencing such Senior Indebtedness may have been issued. as their respective interests may appear, as calculated by the Company, for application to the payment of all Senior Indebtedness, remaining unpaid to the extent necessary to pay such Senior Indebtedness in full in money in accordance with its terms, after giving effect to any concurrent payment or distribution to or for the benefit of the holders of such Senior Indebtedness.

         For purposes of this Article XV, the words "cash, property or securities" shall not be deemed to include shares of stock of the Company as reorganized or readjusted, or securities of the Company or any other corporation provided for by a plan of reorganization or readjustment, the payment of which is subordinated at least to the extent provided in this Article XV with respect to the Debentures to the payment of all Senior Indebtedness, that may at the time be outstanding, provided that (i) such Senior Indebtedness is assumed by the new corporation, if any, resulting from any such reorganization or readjustment, and (ii) the rights of the holders of such Senior Indebtedness are not, without the consent of such holders, altered by such reorganization or readjustment. The consolidation of the Company with, or the merger of the Company into, another corporation or the liquidation or dissolution of the Company following the conveyance or transfer of its property as an entirety, or substantially as an entirety, to another corporation upon the terms and conditions provided for in Article XI of this Indenture shall not be deemed a dissolution, winding-up, liquidation or reorganization for the purposes of this
Section if such other corporation shall, as a part of such consolidation, merger, conveyance or transfer, comply with the conditions stated in Article XI of this Indenture. Nothing in Section 15.2 or in this Section shall apply to claims of, or payments to, the Trustee under or pursuant to Section 6.6 of this Indenture.

         Section 15.4. Subrogation. Subject to the payment in full of all Senior
                       -----------
Indebtedness, the Securityholders shall be subrogated to the rights of the holders of such Senior Indebtedness to receive payments or distributions of cash, property or securities of the Company, applicable to such Senior Indebtedness until the principal of (and premium, if any) and interest on the Debentures shall be paid in full. For the purposes of such subrogation, no payments or distributions to the holders of such Senior Indebtedness of any cash, property or securities to which the Securityholders or the Trustee would be entitled except for the provisions of this Article XV, and no payment over pursuant to the provisions of this Article XV to or for the benefit of the holders of such Senior Indebtedness by Securityholders or the Trustee, shall, as between the Company, its creditors other than holders of Senior Indebtedness of the Company, and the holders of the Debentures be deemed to be a payment or distribution by the Company to or on account of such Senior Indebtedness. It is understood that the provisions of this Article XV are and are intended solely for the purposes of defining the relative rights of the holders of the Securities, on the one hand, and the holders of such Senior Indebtedness, on the other hand.

         Nothing contained in this Article XV or elsewhere in this Indenture or in the Debentures is intended to or shall impair, as between the Company, its creditors other than the holders of Senior Indebtedness, and the holders of the Debentures, the obligation of the Company, which is absolute and unconditional, to pay to the holders of the Debentures the principal of (and premium, if any) and interest on the Debentures as and when the same shall become due and payable in accordance with their terms, or is intended to or shall affect the relative rights of the holders of the Debentures and creditors of the Company, other than the holders of Senior Indebtedness, nor shall anything herein or therein prevent the Trustee or the holder of any Debenture from exercising all remedies otherwise permitted by applicable law upon default under this Indenture, subject to the rights, if any, under this Article XV of the holders of such Senior Indebtedness in respect of cash, property or securities of the Company, received upon the exercise of any such remedy.

         Upon any payment or distribution of assets of the Company referred to in this Article XV, the Trustee, subject to the provisions of Article VI of this Indenture, and the Securityholders shall be entitled to conclusively rely upon any order, or decree made by any court of competent jurisdiction in which such dissolution, winding-up, liquidation or reorganization proceedings are pending, or a certificate of the receiver, trustee in bankruptcy, liquidation trustee, agent or other Person making such payment or distribution, delivered to the Trustee or to the Securityholders, for the purposes of ascertaining the Persons entitled to participate in such distribution, the holders of Senior Indebtedness and other indebtedness of the Company, the amount thereof or payable thereon, the amount or amounts paid or distributed thereon and all other facts pertinent thereto or to this Article XV.

         Section 15.5. Trustee to Effectuate Subordination.  Each Securityholder
                       -----------------------------------
by such Securityholder's acceptance thereof authorizes and directs the Trustee on such Securityholder's behalf to take such action as may be necessary or appropriate to effectuate the subordination provided in this Article XV and appoints the Trustee such Securityholder's attorney-in-fact for any and all such purposes.

         Section  15.6.  Notice by the  Company.  The Company  shall give prompt
                         ----------------------
written notice to a Responsible Officer of the Trustee at the Principal Office of the Trustee of any fact known to the Company that would prohibit the making of any payment of monies to or by the Trustee in respect of the Debentures pursuant to the provisions of this Article XV. Notwithstanding the provisions of this Article XV or any other provision of this Indenture, the Trustee shall not be charged with knowledge of the existence of any facts that would prohibit the making of any payment of monies to or by the Trustee in respect of the Debentures pursuant to the provisions of this Article XV, unless and until a Responsible Officer of the Trustee at the Principal Office of the Trustee shall have received written notice thereof from the Company or a holder or holders of Senior Indebtedness or from any trustee therefor; and before the receipt of any such written notice, the Trustee, subject to the provisions of Article VI of this Indenture, shall be entitled in all respects to assume that no such facts exist; provided, however, that if the Trustee shall not have received the notice provided for in this Section at least two (2) Business Days prior to the date upon which by the terms hereof any money may become payable for any purpose (including, without limitation, the payment of the principal of (or premium, if any) or interest on any Debenture), then, anything herein contained to the contrary notwithstanding, the Trustee shall have full power and authority to receive such money and to apply the same to the purposes for which they were received, and shall not be affected by any notice to the contrary that may be received by it within two (2) Business Days prior to such date.

         The Trustee, subject to the provisions of Article VI of this Indenture, shall be entitled to conclusively rely on the delivery to it of a written notice by a Person representing himself to be a holder of Senior Indebtedness (or a trustee or representative on behalf of such holder), to establish that such notice has been given by a holder of such Senior Indebtedness or a trustee or representative on behalf of any such holder or holders. In the event that the Trustee determines in good faith that further evidence is required with respect to the right of any Person as a holder of such Senior Indebtedness to participate in any payment or distribution pursuant to this Article XV, the Trustee may request such Person to furnish evidence to the reasonable satisfaction of the Trustee as to the amount of such Senior Indebtedness held by such Person, the extent to which such Person is entitled to participate in such payment or distribution and any other facts pertinent to the rights of such Person under this Article XV, and, if such evidence is not furnished, the Trustee may defer any payment to such Person pending judicial determination as to the right of such Person to receive such payment.

         Section 15.7.  Rights of the Trustee;  Holders of Senior  Indebtedness.
                        -------------------------------------------------------
The Trustee in its individual capacity shall be entitled to all the rights set forth in this Article XV in respect of any Senior Indebtedness at any time held by it, to the same extent as any other holder of Senior Indebtedness, and nothing in this Indenture shall deprive the Trustee of any of its rights as such holder.

         With respect to the holders of Senior Indebtedness, the Trustee undertakes to perform or to observe only such of its covenants and obligations as are specifically set forth in this Article XV, and no implied covenants or obligations with respect to the holders of such Senior Indebtedness shall be read into this Indenture against the Trustee. The Trustee shall not be deemed to owe any fiduciary duty to the holders of such Senior Indebtedness and, subject to the provisions of Article VI of this Indenture, the Trustee shall not be liable to any holder of such Senior Indebtedness if it shall pay over or deliver to Securityholders, the Company or any other Person money or assets to which any holder of such Senior Indebtedness shall be entitled by virtue of this Article XV or otherwise.

         Nothing in this Article XV shall apply to claims of, or payments to, the Trustee under or pursuant to Section 6.6.

         Section  15.8.  Subordination  May Not Be  Impaired.  No  right  of any
                         -----------------------------------
present or future holder of any Senior Indebtedness to enforce subordination as herein provided shall at any time in any way be prejudiced or impaired by any act or failure to act on the part of the Company, or by any act or failure to act, in good faith, by any such holder, or by any noncompliance by the Company, with the terms, provisions and covenants of this Indenture, regardless of any knowledge thereof that any such holder may have or otherwise be charged with.

         Without in any way limiting the generality of the foregoing paragraph, the holders of Senior Indebtedness may, at any time and from time to time, without the consent of or notice to the Trustee or the Securityholders, without incurring responsibility to the Securityholders and without impairing or releasing the subordination provided in this Article XV or the obligations hereunder of the holders of the Debentures to the holders of such Senior Indebtedness, do any one or more of the following: (i) change the manner, place or terms of payment or extend the time of payment of, or renew or alter, such Senior Indebtedness, or otherwise amend or supplement in any manner such Senior Indebtedness or any instrument evidencing the same or any agreement under which such Senior Indebtedness is outstanding; (ii) sell, exchange, release or otherwise deal with any property pledged, mortgaged or otherwise securing such Senior Indebtedness; (iii) release any Person liable in any manner for the collection of such Senior Indebtedness; and (iv) exercise or refrain from exercising any rights against the Company, and any other Person.


                     Signatures appear on the following page

        IN WITNESS WHEREOF, the parties hereto have caused this Indenture to be duly executed by their respective officers thereunto duly authorized, as of the day and year first above written.

                                    FIRST BANKS, INC.

                                    By: /s/ Allen H. Blake
                                       -----------------------------------------

                                    Name:   Allen H. Blake
                                         ---------------------------------------

                                    Title:  President
                                          --------------------------------------


                                    U.S. BANK NATIONAL ASSOCIATION,
                                    as Trustee


                                    By: /s/ Earl W. Dennison, Jr.
                                       -----------------------------------------

                                    Name:   Earl W. Dennison, Jr.
                                         ---------------------------------------

                                    Title:  Vice President
                                          --------------------------------------

                                    EXHIBIT A
                                    ---------

                      FORM OF JUNIOR SUBORDINATED DEBENTURE


         THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), ANY STATE SECURITIES LAWS OR ANY OTHER
APPLICABLE SECURITIES LAW. NEITHER THIS SECURITY NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES LAWS. THE HOLDER OF THIS SECURITY BY ITS ACCEPTANCE HEREOF AGREES TO OFFER, SELL OR OTHERWISE TRANSFER THIS SECURITY ONLY (A) TO THE COMPANY, (B) PURSUANT TO A REGISTRATION STATEMENT THAT HAS BEEN DECLARED EFFECTIVE UNDER THE SECURITIES ACT, (C) TO A PERSON WHOM THE SELLER REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A SO LONG AS THIS SECURITY IS ELIGIBLE FOR RESALE PURSUANT TO RULE 144A IN ACCORDANCE WITH RULE 144A, (D) TO A NON-U.S. PERSON IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH RULE 903 OR RULE 904 (AS APPLICABLE) OF REGULATION S UNDER THE SECURITIES ACT, (E) TO AN INSTITUTIONAL "ACCREDITED INVESTOR" WITHIN THE MEANING OF SUBPARAGRAPH (A) OF RULE 501 UNDER THE SECURITIES ACT THAT IS ACQUIRING THIS SECURITY FOR ITS OWN ACCOUNT, OR FOR THE ACCOUNT OF SUCH INSTITUTIONAL ACCREDITED INVESTOR, FOR INVESTMENT PURPOSES AND NOT WITH A VIEW TO, OR FOR OFFER OR SALE IN CONNECTION WITH, ANY DISTRIBUTION IN VIOLATION OF THE SECURITIES ACT, OR (F) PURSUANT TO ANY OTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT, SUBJECT TO THE COMPANY'S RIGHT PRIOR TO ANY SUCH OFFER, SALE OR TRANSFER TO REQUIRE THE DELIVERY OF AN OPINION OF COUNSEL, CERTIFICATION AND/OR OTHER INFORMATION SATISFACTORY TO IT IN ACCORDANCE WITH THE INDENTURE, A COPY OF WHICH MAY BE OBTAINED FROM THE COMPANY.

         THE HOLDER OF THIS SECURITY BY ITS ACCEPTANCE HEREOF ALSO AGREES, REPRESENTS AND WARRANTS THAT IT IS NOT AN EMPLOYEE BENEFIT, INDIVIDUAL
RETIREMENT  ACCOUNT  OR  OTHER  PLAN OR  ARRANGEMENT  SUBJECT  TO TITLE I OF THE
EMPLOYMENT  RETIREMENT  INCOME  SECURITY ACT OF 1974, AS AMENDED  ("ERISA"),  OR
SECTION 4975 OF THE INTERNAL REVENUE- CODE OF 1986, AS AMENDED (THE "CODE") (EACH A "PLAN"), OR AN ENTITY WHOSE UNDERLYING ASSETS INCLUDE "PLAN ASSETS" BY REASON OF ANY PLAN'S INVESTMENT IN THE ENTITY, AND NO PERSON INVESTING "PLAN ASSETS" OF ANY PLAN MAY ACQUIRE OR HOLD THE SECURITIES OR ANY INTEREST THEREIN, UNLESS SUCH PURCHASER OR HOLDER IS ELIGIBLE FOR EXEMPTIVE RELIEF AVAILABLE UNDER U.S. DEPARTMENT OF LABOR PROHIBITED TRANSACTION CLASS EXEMPTION 96-23, 95-60, 91-38, 90-1 OR 84-14 OR ANOTHER APPLICABLE EXEMPTION OR ITS PURCHASE AND HOLDING OF THIS SECURITY IS NOT PROHIBITED BY SECTION 406 OF ERISA OR SECTION 4975 OF THE CODE WITH RESPECT TO SUCH PURCHASE OR HOLDING. ANY PURCHASER OR HOLDER OF THE SECURITIES OR ANY INTEREST THEREIN WILL BE DEEMED TO HAVE REPRESENTED BY ITS PURCHASE AND HOLDING THEREOF THAT EITHER (i) IT IS NOT AN EMPLOYEE BENEFIT PLAN WITHIN THE MEANING OF SECTION 3(3) OF ERISA, OR A PLAN TO WHICH SECTION 4975 OF THE CODE IS APPLICABLE, A TRUSTEE OR OTHER PERSON ACTING ON BEHALF OF AN EMPLOYEE BENEFIT PLAN OR PLAN, OR ANY OTHER PERSON OR ENTITY USING THE ASSETS OF ANY EMPLOYEE BENEFIT PLAN OR PLAN TO FINANCE SUCH PURCHASE, OR (ii) SUCH PURCHASE WILL NOT RESULT IN A PROHIBITED TRANSACTION UNDER SECTION 406 OR ERISA OR SECTION 4975 OF THE CODE FOR WHICH THERE IS NO APPLICABLE STATUTORY OR ADMINISTRATIVE EXEMPTION.

         THIS SECURITY WILL BE ISSUED AND MAY BE TRANSFERRED ONLY IN BLOCKS HAVING AN AGGREGATE PRINCIPAL AMOUNT OF NOT LESS THAN $500,000.00 AND MULTIPLES OF $1,000.00 IN EXCESS THEREOF. ANY ATTEMPTED TRANSFER OF THIS SECURITY IN A BLOCK HAVING AN AGGREGATE PRINCIPAL AMOUNT OF LESS THAN $500,000.00 SHALL BE DEEMED TO BE VOID AND OF NO LEGAL EFFECT WHATSOEVER.

         THE HOLDER OF THIS SECURITY AGREES THAT IT WILL COMPLY WITH THE FOREGOING RESTRICTIONS.

         IN  CONNECTION  WITH ANY  TRANSFER,  THE  HOLDER  WILL  DELIVER  TO THE
REGISTRAR AND TRANSFER AGENT SUCH CERTIFICATES AND OTHER INFORMATION AS MAY BE REQUIRED BY THE INDENTURE TO CONFIRM THAT THE TRANSFER COMPLIES WITH THE FOREGOING RESTRICTIONS.

             8.10% Junior Subordinated Deferrable Interest Debenture

                                       of

                                First Banks, Inc.

                                 March 20, 2003
                                 --------------

         First Banks,  Inc., a Missouri  corporation  (the "Company"  which term
                                                            -------
includes any successor Person under the Indenture hereinafter referred to), for value received promises to pay to U.S. Bank National Association, not in its individual capacity but solely as Institutional Trustee for First Bank Statutory Trust (the "Holder") or registered assigns, the principal sum of Twenty-Five
             ------
Million Seven Hundred Seventy-Four Thousand Dollars ($25,774,000) on March 20, 2033, and to pay interest on said principal sum from March 31, 2003, or from the most recent interest payment date (each such date, an "Interest Payment Date")
                                                        ----------------------
to which interest has been paid or duly provided for, quarterly (subject to deferral as set forth herein) in arrears on March 31, June 30, September 30 and

December 31 of each year commencing March 31, 2003, at an annual rate equal to 8.10% (the "Coupon Rate") beginning on (and including) the date of original issuance and ending on (but excluding) March 31, 2003 and for each successive period beginning on (and including) March 31, 2003, and each succeeding Interest Payment Date, and ending on (but excluding) the next succeeding Interest Payment Date (each a "Distribution Period"). The Coupon Rate will be applied to the
               --------------------
principal amount hereof, until the principal hereof is paid or duly provided for or made available for payment, and on any overdue principal and (without duplication) on any overdue installment of interest at the same rate per annum, compounded quarterly, from the dates such amounts are due until they are paid or made available for payment. The amount of interest payable for any period will be computed on the basis of the actual number of days in the Distribution Period concerned divided by 360. In the event that any date on which interest is payable on this Debenture is not a Business Day, then a payment of the interest payable on such date will be made on the next succeeding day which is a Business Day (and without any interest or other payment in respect of any such delay), with the same force and effect as if made on the date the payment was originally payable. The interest installment so payable, and punctually paid or duly provided for, on any Interest Payment Date will, as provided in the Indenture, be paid to the Person in whose name this Debenture (or one or more Predecessor Securities) is registered at the close of business on the regular record date for such interest installment, which shall be fifteen days prior to the day on which the relevant Interest Payment Date occurs; provided, however, that for the Interest Payment Date occurring on March 31, 2003, the regular record date shall be March 20, 2003. Any such interest installment not so punctually paid or duly provided for shall forthwith cease to be payable to the Holder on such regular record date and may be paid to the Person in whose name this Debenture (or one or more Predecessor Securities) is registered at the close of business on a special record date.

         All percentages resulting from any calculations on the Debentures will be rounded, if necessary, to the nearest one hundred-thousandth of a percentage point, with five one-millionths of a percentage point rounded upward (e.g., 9.876545% or .09876545 being rounded to 9.87655% or .0987655), and all dollar amounts used in or resulting from such calculation will be rounded to the nearest cent (with one-half cent being rounded upward).

         The principal of and interest on this Debenture shall be payable at the office or agency of the Trustee (or other paying agent appointed by the Company) maintained for that purpose in any coin or currency of the United States of America that at the time of payment is legal tender for payment of public and private debts; provided, however, that payment of interest may be made by check
               --------   -------
mailed to the registered holder at such address as shall appear in the Debenture Register if a request for a wire transfer by such holder has not been received by the Company or by wire transfer to an account appropriately designated by the holder hereof. Notwithstanding the foregoing, so long as the holder of this Debenture is the Institutional Trustee, the payment of the principal of and interest on this Debenture will be made in immediately available funds at such place and to such account as may be designated by the Trustee.

         So long as no Event of Default has occurred and is continuing, the Company shall have the right, from time to time, and without causing an Event of Default, to defer payments of interest on the Debentures by extending the interest payment period on the Debentures at any time and from time to time during the term of the Debentures, for up to 20 consecutive quarterly periods

(each such extended  interest  payment period,  an "Extension  Period"),  during
                                                    -----------------
which Extension Period no interest (including Additional Interest) shall be due and payable. No Extension Period may end on a date other than an Interest Payment Date. At the end of any such Extension Period the Company shall pay all interest then accrued and unpaid on the Debentures (together with Additional Interest thereon); provided, however, that no Extension Period may extend beyond
                   --------  -------
the Maturity Date;  provided  further,  however,  that during any such Extension
                    --------  -------   -------
Period, the Company shall not and shall not permit any Affiliate to (i) declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of the Company's or such Affiliate's capital stock (other than payments of dividends or distributions to the Company) or make any guarantee payments with respect to the foregoing or (ii) make any payment of principal of or interest or premium, if any, on or repay, repurchase or redeem any debt securities of the Company or any Affiliate that rank pari passu in all respects with or junior in interest to the Debentures (other than, with respect to clauses (i) and (ii) above, (a) repurchases, redemptions or other acquisitions of shares of capital stock of the Company in connection with any employment contract, benefit plan or other similar arrangement with or for the benefit of one or more employees, officers, directors or consultants, in connection with a dividend reinvestment or stockholder stock purchase plan or in connection with the issuance of capital stock of the Company (or securities convertible into or exercisable for such capital stock) as consideration in an acquisition transaction entered into prior to the applicable Extension Period,
(b) as a result of any exchange or conversion of any class or series of the Company's capital stock (or any capital stock of a subsidiary of the Company) for any class or series of the Company's capital stock or of any class or series of the Company's indebtedness for any class or series of the Company's capital stock, (c) the purchase of fractional interests in shares of the Company's capital stock pursuant to the conversion or exchange provisions of such capital stock or the security being converted or exchanged, (d) any declaration of a dividend in connection with any stockholders' rights plan, or the issuance of rights, stock or other property under any stockholders' rights plan, or the redemption or repurchase of rights pursuant thereto, (e) any dividend in the form of stock, warrants, options or other rights where the dividend stock or the stock issuable upon exercise of such warrants, options or other rights is the same stock as that on which the dividend is being paid or ranks pari passu with or junior to such stock and any cash payments in lieu of fractional shares issued in connection therewith, or (f) payments under the Capital Securities Guarantee). Prior to the termination of any Extension Period, the Company may further extend such period, provided that such period together with all such previous and further consecutive extensions thereof shall not exceed 20 consecutive quarterly periods, or extend beyond the Maturity Date. Upon the termination of any Extension Period and upon the payment of all accrued and unpaid interest and Additional Interest, the Company may commence a new Extension Period, subject to the foregoing requirements. No interest or Additional Interest shall be due and payable during an Extension Period, except at the end thereof, but each installment of interest that would otherwise have been due and payable during such Extension Period shall bear Additional Interest. The Company must give the Trustee notice of its election to begin or extend such Extension Period at least five (5) Business Days prior to the regular record date (as such term is used in Section 2.8 of the Indenture) immediately preceding the Interest Payment Date with respect to which interest on the Debentures would have been payable except for the election to begin or extend such Extension Period.

         Subject to the Company having received prior approval of the Federal Reserve if then required under applicable capital guidelines or policies of the Federal Reserve, the Company may redeem this Debenture prior to the Maturity Date in the manner and at the times set forth in the Indenture.

         The indebtedness evidenced by this Debenture is, to the extent provided in the Indenture, subordinate and junior in right of payment to the prior payment in full of all Senior Indebtedness, and this Debenture is issued subject to the provisions of the Indenture with respect thereto. Each holder of this Debenture, by accepting the same, (a) agrees to and shall be bound by such provisions, (b) authorizes and directs the Trustee on his or her behalf to take such action as may be necessary or appropriate to acknowledge or effectuate the subordination so provided and (c) appoints the Trustee his or her attorney-in-fact for any and all such purposes. Each holder hereof, by his or her acceptance hereof, hereby waives all notice of the acceptance of the subordination provisions contained herein and in the Indenture by each holder of Senior Indebtedness, whether now outstanding or hereafter incurred, and waives reliance by each such holder upon said provisions.

         This Debenture shall be deemed to be a contract made under the law of the State of New York, and for all purposes shall be governed by and construed with the law of said State, without regard to conflict of laws principles thereof.

         This Debenture shall not be entitled to any benefit under the Indenture hereinafter referred to, be valid or become obligatory for any purpose until the certificate of authentication hereon shall have been signed by or on behalf of the Trustee.

         Capitalized terms used and not defined in this Debenture shall have the meanings assigned in the Indenture duly executed and dated as of the date of original issuance of this Debenture between the Trustee and the Company. The Indenture contains a description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Trustee, the Company and the holders of the Debentures and of the terms upon which the Debentures are, and are to be, authenticated and delivered.

                                   (continued)

         IN WITNESS WHEREOF, the Company has duly executed this certificate.

                               FIRST BANKS, INC.


                               By:
                                  ----------------------------------------------

                               Name:
                                    --------------------------------------------

                               Title:
                                     -------------------------------------------



                          CERTIFICATE OF AUTHENTICATION

         This is one of the Debentures referred to in the within-mentioned Indenture.

                                U.S. Bank National Association,
                                as Trustee


                                By:
                                   ---------------------------------------------
                                        Authorized Officer

                                                                    Exhibit 10.9



                        AMENDED AND RESTATED DECLARATION
                                    OF TRUST

                                  by and among

                         U.S. BANK NATIONAL ASSOCIATION,
                            as Institutional Trustee,

                               FIRST BANKS, INC.,
                                   as Sponsor,

                                       and
                      ALLEN H. BLAKE, TERRANCE M. McCARTHY
                             and LISA K. VANSICKLE,
                               as Administrators,

                           Dated as of March 20, 2003



                                                  TABLE OF CONTENTS
                                                  -----------------

                                                                                                               Page
                                                                                                               ----

ARTICLE I INTERPRETATION AND DEFINITIONS..........................................................................1
ARTICLE II ORGANIZATION...........................................................................................8
   Section 2.1.     Name..........................................................................................8
   Section 2.2.     Office........................................................................................9
   Section 2.3.     Purpose.......................................................................................9
   Section 2.4.     Authority.....................................................................................9
   Section 2.5.     Title to Property of the Trust................................................................9
   Section 2.6.     Powers and Duties of the Institutional Trustee and the Administrators.........................9
   Section 2.7.     Prohibition of Actions by the Trust and the Institutional Trustee............................13
   Section 2.8.     Powers and Duties of the Institutional Trustee...............................................14
   Section 2.9.     Certain Duties and Responsibilities of the Institutional Trustee and Administrators..........16
   Section 2.10.    Certain Rights of Institutional Trustee......................................................17
   Section 2.11.    Execution of Documents.......................................................................19
   Section 2.12.    Not Responsible for Recitals or Issuance of Securities.......................................20
   Section 2.13.    Duration of Trust............................................................................20
   Section 2.14.    Mergers......................................................................................20
ARTICLE III SPONSOR .............................................................................................22
   Section 3.1.     Sponsor's Purchase of Common Securities......................................................22
   Section 3.2.     Responsibilities of the Sponsor..............................................................22
   Section 3.3.     Expenses.....................................................................................22
   Section 3.4.     Right to Proceed.............................................................................23
ARTICLE IV INSTITUTIONAL TRUSTEE AND ADMINISTRATORS..............................................................23
   Section 4.1.     Institutional Trustee; Eligibility...........................................................23
   Section 4.2.     Administrators...............................................................................23
   Section 4.3.     Appointment, Removal and Resignation of Institutional Trustee and Administrators.............24
   Section 4.4.     Institutional Trustee Vacancies..............................................................25
   Section 4.5.     Effect of Vacancies..........................................................................25
   Section 4.6.     Meetings of the Institutional Trustee and the Administrators.................................25
   Section 4.7.     Delegation of Power..........................................................................26
   Section 4.8.     Conversion, Consolidation or Succession to Business..........................................26
ARTICLE V DISTRIBUTIONS..........................................................................................27
   Section 5.1.     Distributions................................................................................27
ARTICLE VI ISSUANCE OF SECURITIES................................................................................27
   Section 6.1.     General Provisions Regarding Securities......................................................27
   Section 6.2.     Paying Agent, Transfer Agent and Registrar...................................................28
   Section 6.3.     Form and Dating..............................................................................28
   Section 6.4      Book-Entry Capital Securities................................................................29
   Section 6.5.     Mutilated, Destroyed, Lost or Stolen Certificates............................................31
   Section 6.6.     Temporary Securities.........................................................................31
   Section 6.7.     Cancellation.................................................................................31
   Section 6.8      CUSIP Numbers................................................................................31
   Section 6.9.     Rights of Holders; Waivers of Past Defaults..................................................32


ARTICLE VII DISSOLUTION AND TERMINATION OF TRUST.................................................................33
   Section 7.1.     Dissolution and Termination of Trust.........................................................33
ARTICLE VIII TRANSFER OF INTERESTS...............................................................................34
   Section 8.1.     General......................................................................................34
   Section 8.2.     Transfer Procedures and Restrictions.........................................................35
   Section 8.3.     Deemed Security Holders......................................................................38
ARTICLE IX LIMITATION OF LIABILITY OF HOLDERS OF SECURITIES, INSTITUTIONAL TRUSTEE OR OTHERS.....................38
   Section 9.1.     Liability....................................................................................38
   Section 9.2.     Exculpation..................................................................................39
   Section 9.3.     Fiduciary Duty...............................................................................39
   Section 9.4.     Indemnification..............................................................................40
   Section 9.5.     Outside Businesses...........................................................................42
   Section 9.6.     Compensation, Fee............................................................................42
ARTICLE X ACCOUNTING.............................................................................................43
   Section 10.1.    Fiscal Year..................................................................................43
   Section 10.2.    Certain Accounting Matters...................................................................43
   Section 10.3.    Banking......................................................................................43
   Section 10.4.    Withholding..................................................................................44
ARTICLE XI AMENDMENTS AND MEETINGS...............................................................................44
   Section 11.1.    Amendments...................................................................................44
   Section 11.2.    Meetings of the Holders of Securities; Action by Written Consent.............................46
ARTICLE XII REPRESENTATIONS OF INSTITUTIONAL TRUSTEE.............................................................47
   Section 12.1.    Representations and Warranties of Institutional Trustee......................................47
ARTICLE XIII MISCELLANEOUS.......................................................................................48
   Section 13.1.    Notices......................................................................................48
   Section 13.2.    Governing Law................................................................................49
   Section 13.3.    Intention of the Parties.....................................................................49
   Section 13.4.    Headings.....................................................................................49
   Section 13.5.    Successors and Assigns.......................................................................49
   Section 13.6.    Partial Enforceability.......................................................................50
   Section 13.7.    Counterparts.................................................................................50


                              AMENDED AND RESTATED

                              DECLARATION OF TRUST

                                       OF

                           FIRST BANK STATUTORY TRUST

                                 March 20, 2003

         This AMENDED AND RESTATED  DECLARATION OF TRUST  ("Declaration")  dated
                                                            -----------
and effective as of March 20, 2003, by the Institutional Trustee (as defined herein), the Administrators (as defined herein), the Sponsor (as defined herein) and by the holders, from time to time, of undivided beneficial interests in the Trust (as defined herein) issued pursuant to this Declaration;

         WHEREAS, the Institutional Trustee, the Administrators and the Sponsor established First Bank Statutory Trust (the "Trust"), a statutory trust under
                                             -----
the Statutory Trust Act (as defined herein) pursuant to a Declaration of Trust dated as of March 11, 2003 (the "Original Declaration"), and a Certificate of
                                  ---------------------
Trust filed with the Secretary of State of the State of Connecticut on March 11, 2003, for the sole purpose of issuing and selling certain securities representing undivided beneficial interests in the assets of the Trust and investing the proceeds thereof in certain debentures of the Debenture Issuer (as defined herein);

         WHEREAS, as of the date hereof, no interests in the Trust have been issued; and

         WHEREAS, the Institutional Trustee, the Administrators and the Sponsor, by this Declaration, amend and restate each and every term and provision of the Original Declaration;

         NOW, THEREFORE, it being the intention of the parties hereto to continue the Trust as a statutory trust under the Statutory Trust Act and that this Declaration constitutes the governing instrument of such statutory trust, the Institutional Trustee declares that all assets contributed to the Trust will be held in trust for the benefit of the holders, from time to time, of the securities representing undivided beneficial interests in the assets of the Trust issued hereunder, subject to the provisions of this Declaration. The parties hereto hereby agree as follows:

                                    ARTICLE I
                         INTERPRETATION AND DEFINITIONS

         Section 1.1.      Definitions.  Unless the context otherwise requires:
                           -----------

         (a) Capitalized terms used in this Declaration but not defined in the preamble above have the respective meanings assigned to them in this Section 1.1;

         (b) a term defined anywhere in this Declaration has the same meaning throughout;

         (c) all references to "the Declaration" or "this Declaration" are to this Declaration as modified, supplemented or amended from time to time;

         (d) all references in this Declaration to Articles and Sections and Annexes and Exhibits are to Articles and Sections of and Annexes and Exhibits to this Declaration unless otherwise specified; and

         (e) a reference to the singular includes the plural and vice versa.

        "Additional Interest" has the meaning set forth in the Indenture.
         -------------------

        "Administrative Action" has the meaning set forth in paragraph 4(a) of
         ---------------------
Annex I.

         "Administrators" means each of Allen H. Blake, Terrance M. McCarthy and
          --------------
Lisa K. Vansickle, solely in such Person's capacity as Administrator of the Trust created and continued hereunder and not in such Person's individual capacity, or such Administrator's successor in interest in such capacity, or any successor appointed as herein provided.

         "Affiliate"  has the same  meaning as given to that term in Rule 405 of
          ---------
the Securities Act or any successor rule thereunder.

         "Applicable Depositary Procedures" means, with  respect to any transfer
          --------------------------------
or transaction involving a Book-Entry Capital Security, the rules and procedures of the Depositary for such Book-Entry Capital Security, in each case to the extent applicable to such transaction and as in effect from time to time.

        "Authorized Officer" of a Person means  any Person that is authorized to
         ------------------
bind such Person.

        "Bankruptcy Event" means, with respect to any Person:
         ----------------
         (a) a court having jurisdiction in the premises shall enter a decree or order for relief in respect of such Person in an involuntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or appointing a receiver, liquidator, assignee, custodian, trustee, sequestrator (or similar official) of such Person or for any substantial part of its property, or ordering the winding-up or liquidation of its affairs and such decree or order shall remain unstayed and in effect for a period of 90 consecutive days; or

         (b) such Person shall commence a voluntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, shall consent to the entry of an order for relief in an involuntary case under any such law, or shall consent to the appointment of or taking possession by a receiver, liquidator, assignee, trustee, custodian, sequestrator (or other similar official) of such Person of any substantial part of its property, or shall make any general assignment for the benefit of creditors, or shall fail generally to pay its debts as they become due.

         "Book-Entry  Capital Security" means a Capital Security,  the ownership
          ---------------------------
and transfers of which shall be made through book entries by a Depositary.

         "Business Day" means any day other than  Saturday,  Sunday or any other
          ------------
day on which banking institutions in the city in which the Company's principal place of business is located, New York City or Hartford, Connecticut are permitted or required by any applicable law to close.

         "Capital  Securities"  has the meaning set forth in  paragraph  1(a) of
          ------------------
Annex I.

         "Capital Security Certificate" means a  Certificate in fully registered
          ----------------------------
form representing a Capital Security substantially in the form of Exhibit A-1.

         "Capital Treatment Event" has  the  meaning set forth in paragraph 4(a)
          -----------------------
of Annex I.

         "Certificate" means any certificate evidencing Securities.
          -----------

         "Closing Date" has the meaning set forth in the Placement Agreement.
          ------------

         "Code" means the Internal Revenue Code of 1986, as amended from time to
          ----
time, or any successor legislation.

         "Commission" means the Securities and Exchange Commission.
          ----------

         "Common  Securities"  has the  meaning set forth in  paragraph  1(b) of
          -----------------
Annex I.

         "Company"  means First  Banks,  Inc., a Missouri  corporation,  and its
          -------
successors and assigns.

         "Company  Indemnified  Person"  means  (a) any  Administrator;  (b) any
          ----------------------------
Affiliate of any Administrator; (c) any officers, directors, shareholders, members, partners, employees, representatives or agents of any Administrator, or
(d) any officer, employee or agent of the Trust or its Affiliates.

         "Corporate Trust Office" means the office of the Institutional  Trustee
          ----------------------
at which the corporate trust business of the Institutional Trustee shall, at any particular time, be principally administered which office at the date of execution of this Declaration is located at 225 Asylum Street, Goodwin Square, Hartford, Connecticut.

         "Coupon Rate" has the meaning set forth in paragraph 2(a) of Annex I.
          -----------

         "Covered  Person"  means:  (a) any  Administrator,  officer,  director,
          ---------------
shareholder, partner, member, representative, employee or agent of (i) the Trust or (ii) any of the Trust's Affiliates; and (b) any Holder of Securities.

         "Creditor" has the meaning set forth in Section 3.3.
          --------

         "Debenture Issuer" means the Company, in its capacity as issuer  of the
          ----------------
Debentures under the Indenture.

         "Debenture Trustee" means U.S. Bank  National  Association, as  trustee
          -----------------
under the Indenture until a successor is appointed thereunder, and thereafter means such successor trustee.

         "Debentures" means  the  8.10%  Junior Subordinated Deferrable Interest
          ----------
Debentures due 2033 to be issued by the Debenture Issuer under the Indenture.

         "Defaulted Interest" has the meaning set forth in the Indenture.
          ------------------

         "Definitive  Capital Securities  Certificates" means Capital Securities
          --------------------------------------------
issued in certificated, fully registered form that are not Global Capital Securities.

         "Depositary" means  an  organization  registered  as a  clearing agency
          ----------
under the Exchange Act that is designated as Depositary by the Sponsor or any successor thereto. DTC will be the initial Depositary.

         "Depositary Participant" means a  broker, dealer, bank, other financial
          ----------------------
institution or other Person for whom from time to time the Depositary effects book-entry transfers and pledges of securities deposited with the Depositary.

         "Direct Action" has the meaning set forth in Section 2.8(d).
          -------------

         "Distribution" means a distribution payable to Holders of Securities in
          ------------
accordance with Section 5.1.

         "Distribution Payment Date" has the meaning set forth in paragraph 2(b)
          -------------------------
of Annex I.

         "Distribution Period" has  the meaning  set  forth in paragraph 2(a) of
          -------------------
Annex I.

         "DTC" means The Depository Trust Company or any successor thereto.
          ---

         "Event of Default" means  any one of the following events (whatever the
          ----------------
reason for such event and whether it shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body):

         (a) the occurrence of an Indenture Event of Default; or

         (b) default by the Trust in the payment of any Redemption Price of any Security when it becomes due and payable; or

         (c) default in the performance, or breach, in any material respect, of any covenant or warranty of the Institutional Trustee in this Declaration (other than those specified in clause (a) or (b) above) and continuation of such default or breach for a period of 60 days after there has been given, by registered or certified mail to the Institutional Trustee and to the Sponsor by the Holders of at least 25% in aggregate liquidation amount of the outstanding Capital Securities a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a "Notice of Default" hereunder; or

         (d)  the  occurrence  of  a  Bankruptcy   Event  with  respect  to  the
Institutional Trustee if a successor Institutional Trustee has not been appointed within 90 days thereof.

         "Exchange  Act" means the  Securities  Exchange Act of 1934, as amended
          ------------
from time to time, or any successor legislation.

         "Extension Period" has the meaning set forth in paragraph 2(b) of Annex
          ----------------
I.

         "Federal  Reserve"  has the meaning  set forth in  paragraph 3 of Annex
          ---------------
I.

         "Fiduciary  Indemnified  Person" shall mean the Institutional  Trustee,
          ----------------------------
any Affiliate of the Institutional Trustee and any officers, directors, shareholders, members, partners, employees, representatives, custodians, nominees or agents of the Institutional Trustee.

         "Fiscal Year" has the meaning set forth in Section 10.1.
          -----------

         "Global  Capital  Security"  means  a  Capital  Securities  Certificate
          -------------------------
evidencing ownership of Book-Entry Capital Securities.

         "Guarantee" means the guarantee agreement to be dated as of the Closing
          ---------
Date, of the Sponsor in respect of the Capital Securities.

         "Holder"  means a Person in whose  name a  Certificate  representing  a
          ------
Security is registered, such Person being a beneficial owner within the meaning of the Statutory Trust Act.

         "Indemnified Person" means a Company  Indemnified Person or a Fiduciary
          ------------------
Indemnified Person.

         "Indenture" means  the  Indenture dated as of the Closing Date, between
          ---------
the Debenture Issuer and the Debenture Trustee, and any indenture supplemental thereto pursuant to which the Debentures are to be issued, as such Indenture and any supplemental indenture may be amended, supplemented or otherwise modified from time to time.

         "Indenture Event of Default" means  an "Event of Default" as defined in
          --------------------------
the Indenture.

         "Institutional  Trustee"  means the  Trustee  meeting  the  eligibility
          ----------------------
requirements set forth in Section 4.1.

         "Interest"  means any  interest  due on the  Debentures  including  any
          --------
Additional Interest and Defaulted Interest.

         "Investment Company" means  an  investment  company  as  defined in the
          ------------------
Investment Company Act.

         "Investment Company Act" means the Investment  Company  Act of 1940, as
          ----------------------
amended from time to time, or any successor legislation.

         "Investment Company Event" has the meaning set forth in  paragraph 4(a)
          ------------------------
of Annex I.

         "Legal Action" has the meaning set forth in Section 2.8(d).
          ------------

         "Liquidation" has the meaning set forth in paragraph 3 of Annex I.
          -----------

         "Liquidation Distribution" has the  meaning  set  forth  in paragraph 3
          ------------------------
of Annex I.

         "Majority in liquidation amount of the Securities" means  Holder(s)  of
          ------------------------------------------------
outstanding Securities voting together as a single class or, as the context may require, Holders of outstanding Capital Securities or Holders of outstanding Common Securities voting separately as a class, who are the record owners of more than 50% of the aggregate liquidation amount (including the stated amount that would be paid on redemption, liquidation or otherwise, plus accrued and unpaid Distributions to the date upon which the voting percentages are determined) of all outstanding Securities of the relevant class.

         "Maturity Date" has the meaning set forth in paragraph 4(a) of Annex I.
          -------------

         "Officers'   Certificates"   means,  with  respect  to  any  Person,  a
          ------------------------
certificate signed by two Authorized Officers of such Person. Any Officers' Certificate delivered with respect to compliance with a condition or covenant providing for it in this Declaration shall include:

         (a) a statement that each officer signing the Officers' Certificate has read the covenant or condition and the definitions relating thereto;

         (b) a brief statement of the nature and scope of the examination or investigation undertaken by each officer in rendering the Officers' Certificate;

         (c) a statement that each such officer has made such examination or investigation as, in such officer's opinion, is necessary to enable such officer to express an informed opinion as to whether or not such covenant or condition has been complied with; and

         (d) a statement as to whether, in the opinion of each such officer, such condition or covenant has been complied with.

         "OTS" has the meaning set forth in paragraph 3 of Annex I.
          ---

         "Owner" means  each  Person  who  is the beneficial owner of Book-Entry
          -----
Capital Securities as reflected in the records of the Depositary or, if a Depositary Participant is not the beneficial owner, then the beneficial owner as reflected in the records of the Depositary Participant.

         "Paying Agent" has the meaning specified in Section 6.2.
          ------------

         "Person" means a legal person, including  any  individual, corporation,
          ------
estate, partnership, joint venture, association, joint stock company, limited liability company, trust, unincorporated association, or government or any agency or political subdivision thereof, or any other entity of whatever nature.

         "Placement Agreement" means  the  Placement  Agreement  relating to the
          -------------------
offering and sale of Capital Securities, dated March 20, 2003, by and among the Company, the Trust and SunTrust Capital Markets, Inc.

         "Property  Account" has the meaning set forth in Section  2.8(c).
          -----------------

         "Pro  Rata"  has the  meaning  set  forth  in  paragraph  8 of Annex I.
          ---------


         "QIB" means a "qualified institutional  buyer"  as defined in Rule 144A
          ---
under the Securities Act.

         "Quorum" means a majority of  the  Administrators or, if there are only
          ------
two Administrators, both of them.

         "Redemption Date" has the meaning  set forth in paragraph 4(a) of Annex
          ---------------
I.

         "Redemption/Distribution Notice" has the meaning set forth in paragraph
          ------------------------------
4(e) of Annex I.

         "Redemption Price" has the meaning set forth in paragraph 4(a) of Annex
          ----------------
I.

         "Registrar" has the meaning, set forth in Section 6.2.
          ---------
         "Responsible Officer" means, with respect to the Institutional Trustee,
          -------------------
any officer within the Corporate Trust Office of the Institutional Trustee, including any vice-president, any assistant vice-president, any assistant secretary, the treasurer, any assistant treasurer, any trust officer or other officer of the Corporate Trust Office of the Institutional Trustee customarily performing functions similar to those performed by any of the above designated officers and also means, with respect to a particular corporate trust matter, any other officer to whom such matter is referred because of that officer's knowledge of and familiarity with the particular subject.

         "Restricted Securities Legend"  has  the meaning  set  forth in Section
          ----------------------------
8.2(b).

         "Rule 3a-5" means Rule 3a-5 under the Investment Company Act.
          ---------

         "Rule 3a-7" means Rule 3a-7 under the Investment Company Act.
          ---------

         "Securities" means the Common Securities and the Capital Securities.
          ----------

         "Securities Act" means the Securities Act of 1933, as amended from time
          --------------
to time, or any successor legislation.

         "Special Event" has the meaning set forth in paragraph 4(a) of Annex I.
          -------------

         "Sponsor" means First  Banks,  Inc.,  a  Missouri  corporation, or  any
          -------
successor entity in a merger, consolidation or amalgamation, in its capacity as sponsor of the Trust.

         "Statutory Trust Act" means  Chapter 615 of Title 34 of the Connecticut
          -------------------
General Statutes, Sections 500, et seq. as may be amended from time to time.

         "Successor Entity" has the meaning set forth in Section 2.14(b).
          ----------------

         "Successor Institutional Trustee" has the meaning set forth in Section
          -------------------------------
4.3(a).

         "Successor Securities" has the meaning set forth in Section 2.14(b).
          --------------------

         "Super Majority" has the meaning set forth in paragraph 5(b) of Annex
          --------------
I.
         "Tax Event" has the meaning set forth in paragraph 4(a) of Annex I.
          ---------

         "10% in  liquidation  amount  of the  Securities"  means  Holder(s)  of
          -----------------------------------------------
outstanding Securities voting together as a single class or, as the context may require, Holders of outstanding Capital Securities or Holders of outstanding Common Securities voting separately as a class, who are the record owners of 10% or more of the aggregate liquidation amount (including the stated amount that would be paid on redemption, liquidation or otherwise, plus accrued and unpaid Distributions to the date upon which the voting percentages are determined) of all outstanding Securities of the relevant class.

         "Transfer Agent" has the meaning set forth in Section 6.2.
          --------------

         "Treasury  Regulations"  means the  income tax  regulations,  including
          --------------------
temporary and proposed regulations, promulgated under the Code by the United States Treasury, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

         "Trust Property" means (a) the Debentures,  (b) any cash on deposit in,
          --------------
or owing to, the Property Account and (c) all proceeds and rights in respect of the foregoing and any other property and assets for the time being held or deemed to be held by the Institutional Trustee pursuant to the trusts of this Declaration.

         "U.S. Person" means a United States Person as defined in Section
          -----------
7701(a)(30) of the Code.

                                   ARTICLE II
                                  ORGANIZATION

         Section 2.1. Name. The Trust is named  "First Bank Statutory Trust," as
                      ----
such name may be modified from time to time by the Administrators following written notice to the Holders of the Securities. The Trust's activities may be conducted under the name of the Trust or any other name deemed advisable by the Administrators.

         Section 2.2. Office. The address of the principal office of the Trust
                      ------
is c/o U.S. Bank National Association, 225 Asylum Street, Goodwin Square, Hartford, Connecticut 06103. On at least 10 Business Days' written notice to the Holders of the Securities, the Administrators may designate another principal office, which shall be in a state of the United States or in the District of Columbia.

         Section 2.3. Purpose. The exclusive purposes and functions of the Trust
                      -------
are (a) to issue and sell the Securities representing undivided beneficial interests in the assets of the Trust, (b) to invest the gross proceeds from such sale to acquire the Debentures, (c) to facilitate direct investment in the assets of the Trust through issuance of the Common Securities and the Capital Securities and (d) except as otherwise limited herein, to engage in only those other activities necessary or incidental thereto. The Trust shall not borrow money, issue debt or reinvest proceeds derived from investments, pledge any of its assets, or otherwise undertake (or permit to be undertaken) any activity that would cause the Trust not to be classified for United States federal income tax purposes as a grantor trust.

         Section 2.4. Authority. Except as specifically provided in this
                      ---------
Declaration, the Institutional Trustee shall have exclusive and complete authority to carry out the purposes of the Trust. An action taken by the Institutional Trustee in accordance with its powers shall constitute the act of and serve to bind the Trust. In dealing with the Institutional Trustee acting on behalf of the Trust, no Person shall be required to inquire into the authority of the Institutional Trustee to bind the Trust. Persons dealing with the Trust are entitled to rely conclusively on the power and authority of the Institutional Trustee as set forth in this Declaration. The Administrators shall have only those ministerial duties set forth herein with respect to accomplishing the purposes of the Trust and are not intended to be trustees or fiduciaries with respect to the Trust or the Holders. The Institutional Trustee shall have the right, but shall not be obligated except as provided in Section 2.6, to perform those duties assigned to the Administrators.

         Section 2.5. Title to Property of the Trust.  Except   as  provided  in
                      ------------------------------
Section 2.8 with respect to the Debentures and the Property Account or as otherwise provided in this Declaration, legal title to all assets of the Trust shall be vested in the Trust. The Holders shall not have legal title to any part of the assets of the Trust, but shall have an undivided beneficial interest in the assets of the Trust.

         Section 2.6. Powers and Duties of the Institutional Trustee and the
                      ------------------------------------------------------
                      Administrators.
                      --------------
         (a) The Institutional Trustee and the Administrators shall conduct the affairs of the Trust in accordance with the terms of this Declaration. Subject to the limitations set forth in paragraph (b) of this Section, and in accordance with the following provisions (i) and (ii), the Institutional Trustee and the Administrators shall have the authority to enter into all transactions and agreements determined by the Institutional Trustee to be appropriate in exercising the authority, express or implied, otherwise granted to the Institutional Trustee or the Administrators, as the case may be, under this Declaration, and to perform all acts in furtherance thereof, including without limitation, the following:

          (i) Each Administrator shall have the power and authority to act on behalf of the Trust with respect to the following matters:

               (A)  the issuance and sale of the Securities;

               (B) to acquire the Debentures with the proceeds of the sale of the Securities; provided, however, that the Administrators shall cause legal title to the Debentures to be held of record in the name of the Institutional Trustee for the benefit of the Holders;

               (C) to cause the Trust to enter into, and to execute and deliver on behalf of the Trust, such agreements as may be necessary or desirable in connection with the purposes and function of the Trust, including agreements with the Paying Agent;

               (D) ensuring compliance with the Securities Act, applicable state securities or blue sky laws;

               (E) the sending of notices (other than notices of default), and other information regarding the Securities and the Debentures to the Holders in accordance with this Declaration;

               (F) the consent to the appointment of a Paying Agent, Transfer Agent and Registrar in accordance with this Declaration, which consent shall not be unreasonably withheld or delayed;

               (G) execution and delivery of the Securities in accordance with this Declaration;

               (H) execution and delivery of closing certificates pursuant to the Placement Agreement and the application for a taxpayer identification number;

               (I) unless otherwise determined by the Holders of a Majority in liquidation amount of the Securities or as otherwise required by the Statutory Trust Act, to execute on behalf of the Trust (either acting alone or together with any or all of the Administrators) any documents that the Administrators have the power to execute pursuant to this Declaration;

               (J) the taking of any action incidental to the foregoing as the Institutional Trustee may from time to time determine is necessary or advisable to give effect to the terms of this Declaration for the benefit of the Holders (without consideration of the effect of any such action on any particular Holder);

               (K) to establish a record date with respect to all actions to be taken hereunder that require a record date be established, including Distributions, voting rights, redemption and exchanges, and to issue relevant notices to the Holders of Capital Securities and Holders of Common Securities as to such actions and applicable record dates, and

               (L) to duly prepare and file all applicable tax returns and tax information reports that are required to be filed with respect to the Trust on behalf of the Trust.

         (ii) As among the Institutional Trustee and the Administrators, the Institutional Trustee shall have the power, duty and authority to act on behalf of the Trust with respect to the following matters:

               (A)  the establishment of the Property Account;

               (B)  the receipt of the Debentures;

               (C) the collection of interest, principal and any other payments made in respect of the Debentures in the Property Account;

               (D) the distribution through the Paying Agent of amounts owed to the Holders in respect of the Securities;

               (E) the exercise of all of the rights, powers and privileges of a holder of the Debentures;

               (F) the sending of notices of default and other information regarding the Securities and the Debentures to the Holders in accordance with this Declaration;

               (G) the distribution of the Trust Property in accordance with the terms of this Declaration;

               (H) to the extent provided in this Declaration, the winding up of the affairs of and liquidation of the Trust and the preparation, execution and filing of the certificate of cancellation with the Secretary of State of the State of Connecticut;

               (I)  after  any Event of  Default  (provided  that such  Event of
                                                   --------
Default is not by or with respect to the Institutional Trustee) the taking of any action incidental to the foregoing as the Institutional Trustee may from time to time determine is necessary or advisable to give effect to the terms of this Declaration and protect and conserve the Trust Property for the benefit of the Holders (without consideration of the effect of any such action on any particular Holder); and

               (J) to take all action that may be necessary for the preservation and the continuation of the Trust's valid existence, rights, franchises and privileges as a statutory trust under the laws of the State of Connecticut and of each other jurisdiction in which such existence is necessary to protect the limited liability of the Holders of the Capital Securities or to enable the Trust to effect the purposes for which the Trust was created.

         (iii) The Institutional Trustee shall have the power and authority to act on behalf of the Trust with respect to any of the duties, liabilities, powers or the authority of the Administrators set forth in Section 2.6(a)(i)(D),
(E) and (F) herein but shall not have a duty to do any such act unless specifically requested to do so in writing by the Sponsor, and shall then be fully protected in acting pursuant to such written request; and in the event of a conflict between the action of the Administrators and the action of the Institutional Trustee, the action of the Institutional Trustee shall prevail.

         (b) So long as this Declaration remains in effect, the Trust (or the Institutional Trustee or Administrators acting on behalf of the Trust) shall not undertake any business, activities or transaction except as expressly provided herein or contemplated hereby. In particular, neither the Institutional Trustee nor the Administrators may cause the Trust to (i) acquire any investments or engage in any activities not authorized by this Declaration, (ii) sell, assign, transfer, exchange, mortgage, pledge, set-off or otherwise dispose of any of the Trust Property or interests therein, including to Holders, except as expressly provided herein, (iii) take any action that would reasonably be expected (x) to cause the Trust to fail or cease to qualify as a "grantor trust" for United States federal income tax purposes or (y) to require the trust to register as an Investment Company under the Investment Company Act, (iv) incur any indebtedness for borrowed money or issue any other debt or (v) take or consent to any action that would result in the placement of a lien on any of the Trust Property. The Institutional Trustee shall, at the sole cost and expense of the Trust, defend all claims and demands of all Persons at any time claiming any lien on any of the Trust Property adverse to the interest of the Trust or the Holders in their capacity as Holders.

         (c) In connection with the issuance and sale of the Capital Securities, the Sponsor shall have the right and responsibility to assist the Trust with respect to, or effect on behalf of the Trust, the following (and any actions taken by the Sponsor in furtherance of the following prior to the date of this Declaration are hereby ratified and confirmed in all respects):

               (i) the taking of any action necessary to obtain an exemption from the Securities Act;

               (ii) the determination of the States in which to take appropriate action to qualify or register for sale all or part of the Capital Securities and the determination of any and all such acts, other than actions which must be taken by or on behalf of the Trust, and the advice to the Administrators of actions they must take on behalf of the Trust, and the preparation for execution and filing of any documents to be executed and filed by the Trust or on behalf of the Trust, as the Sponsor deems necessary or advisable in order to comply with the applicable laws of any such States in connection with the sale of the Capital Securities;

               (iii) the negotiation of the terms of, and the execution and delivery of, the Placement Agreement providing for the sale of the Capital Securities; and

               (iv) the taking of any other actions necessary or desirable to carry out any of the foregoing activities.

         (d) Notwithstanding anything herein to the contrary, the Administrators and the Holders of a Majority in liquidation amount of the Common Securities are authorized and directed to conduct the affairs of the Trust and to operate the Trust so that the Trust will not (i) be deemed to be an Investment Company required to be registered under the Investment Company Act, and (ii) fail to be classified as a "grantor trust" for United States federal income tax purposes. The Administrators and the Holders of a Majority in liquidation amount of the Common Securities shall not take any action inconsistent with the treatment of the Debentures as indebtedness of the Debenture Issuer for United States federal income tax purposes. In this connection, the Administrators and the Holders of a Majority in liquidation amount of the Common Securities are authorized to take any action, not inconsistent with applicable laws, the Certificate of Trust or this Declaration, as amended from time to time, that each of the Administrators and the Holders of a Majority in liquidation amount of the Common Securities determines in their discretion to be necessary or desirable for such purposes.

         (e) All expenses incurred by the Administrators or the Institutional Trustee pursuant to this Section 2.6 shall be reimbursed by the Sponsor, and the Institutional Trustee and the Administrators shall have no obligations with respect to such expenses.

         (f) The assets of the Trust shall consist of the Trust Property.

         (g) Legal title to all Trust Property shall be vested at all times in the Institutional Trustee (in its capacity as such) and shall be held and administered by the Institutional Trustee and the Administrators for the benefit of the Trust in accordance with this Declaration.

         (h) If the Institutional Trustee or any Holder has instituted any proceeding to enforce any right or remedy under this Declaration and such proceeding has been discontinued or abandoned for any reason, or has been determined adversely to the Institutional Trustee or to such Holder, then and in every such case the Sponsor, the Institutional Trustee and the Holders shall, subject to any determination in such proceeding, be restored severally and respectively to their former positions hereunder, and thereafter all rights and remedies of the Institutional Trustee and the Holders shall continue as though no such proceeding had been instituted.

         Section 2.7.  Prohibition of Actions by the Trust and the Institutional
                       ---------------------------------------------------------
                       Trustee.
                       -------

         (a) The Trust shall not, and the Institutional Trustee shall cause the Trust not to, engage in any activity other than as required or authorized by this Declaration. In particular, the Trust shall not and the Institutional Trustee shall cause the Trust not to:

                  (i) invest any proceeds received by the Trust from holding the Debentures, but shall distribute all such proceeds to Holders of the Securities pursuant to the terms of this Declaration and of the Securities;

                  (ii) acquire any assets other than as expressly provided herein;

                  (iii) possess  Trust  Property for other than a Trust purpose;

                  (iv) make any loans or incur any indebtedness other than loans represented by the Debentures;

                  (v) possess any power or otherwise act in such a way as to vary the Trust assets or the terms of the Securities in any way whatsoever other than as expressly provided herein;

                  (vi) issue any securities or other evidences of beneficial ownership of, or beneficial interest in, the Trust other than the Securities;

                  (vii) carry on any "trade or business" as that phrase is used in the Code; or

                  (viii) other than as provided in this Declaration (including Annex I), (A) direct the time, method and place of exercising any trust or power conferred upon the Debenture Trustee with respect to the Debentures, (B) waive any past default that is waivable under the Indenture, (C) exercise any right to rescind or annul any declaration that the principal of all the Debentures shall be due and payable, or (D) consent to any amendment, modification or termination of the Indenture or the Debentures where such consent shall be required unless the Trust shall have received an opinion of counsel experienced in such matters to the effect that such modification will not cause the Trust to cease to be classified as a "grantor trust" for United States federal income tax purposes.

         Section 2.8.  Powers and Duties of the Institutional Trustee.
                       -----------------------------------------------

         (a) The legal title to the Debentures shall be owned by and held of record in the name of the Institutional Trustee in trust for the benefit of the Trust and the Holders of the Securities. The right, title and interest of the Institutional Trustee to the Debentures shall vest automatically in each Person who may hereafter be appointed as Institutional Trustee in accordance with
Section 4.3. Such vesting and cessation of title shall be effective whether or not conveyancing documents with regard to the Debentures have been executed and delivered.

         (b) The Institutional Trustee shall not transfer its right, title and interest in the Debentures to the Administrators.

         (c) The Institutional Trustee shall:

               (i) establish and maintain a segregated non-interest bearing trust account (the "Property Account") in the name of and under the exclusive
                    ----------------
control of the Institutional Trustee, and maintained in the Institutional Trustee's trust department, on behalf of the Holders of the Securities and, upon the receipt of payments of funds made in respect of the Debentures held by the Institutional Trustee, deposit such funds into the Property Account and make payments, or cause the Paying Agent to make payments, to the Holders of the Capital Securities and Holders of the Common Securities from the Property Account in accordance with Section 5. 1. Funds in the Property Account shall be held uninvested until disbursed in accordance with this Declaration;

               (ii) engage in such ministerial activities as shall be necessary or appropriate to effect the redemption of the Capital Securities and the Common Securities to the extent the Debentures are redeemed or mature; and

               (iii) upon written notice of distribution issued by the Administrators in accordance with the terms of the Securities, engage in such ministerial activities as shall be necessary or appropriate to effect the distribution of the Debentures to Holders of Securities upon the occurrence of certain circumstances pursuant to the terms of the Securities.

         (d) The Institutional Trustee may bring or defend, pay, collect, compromise, arbitrate, resort to legal action with respect to, or otherwise adjust claims or demands of or against, the Trust ("Legal Action") which arises
                                                     ------------
out of or in connection with an Event of Default of which a Responsible Officer of the Institutional Trustee has actual knowledge or arises out of the Institutional Trustee's duties and obligations under this Declaration; provided,
                                                                       --------
however,  that if an Event of Default has  occurred and is  continuing  and such
-------
event is attributable to the failure of the Debenture Issuer to pay interest or principal on the Debentures on the date such interest or principal is otherwise payable (or in the case of redemption, on the redemption date), then a Holder of the Capital Securities may directly institute a proceeding for enforcement of payment to such Holder of the principal of or interest on the Debentures having a principal amount equal to the aggregate liquidation amount of the Capital Securities of such Holder (a "Direct Action") on or after the respective due
                               --------------
date specified in the Debentures. In connection with such Direct Action, the rights of the Holders of the Common Securities will be subrogated to the rights of such Holder of the Capital Securities to the extent of any payment made by the Debenture Issuer to such Holder of the Capital Securities in such Direct Action; provided, however, that no Holder of the Common Securities may exercise
        --------   -------
such right of subrogation so long as an Event of Default with respect to the Capital Securities has occurred and is continuing.

         (e) The Institutional Trustee shall continue to serve as a Trustee until either:

                  (i) the Trust has been completely liquidated and the proceeds of the liquidation distributed to the Holders of the Securities pursuant to the terms of the Securities and this Declaration; or

                  (ii) a Successor Institutional Trustee has been appointed and has accepted that appointment in accordance with Section 4.3.

         (f) The Institutional Trustee shall have the legal power to exercise all of the rights, powers and privileges of a Holder of the Debentures under the Indenture and, if an Event of Default occurs and is continuing, the Institutional Trustee may, for the benefit of Holders of the Securities, enforce its rights as holder of the Debentures subject to the rights of the Holders pursuant to this Declaration (including Annex I) and the terms of the Securities.

         The  Institutional  Trustee must  exercise the powers set forth in this
Section 2.8 in a manner that is consistent with the purposes and functions of the Trust set out in Section 2.3, and the Institutional Trustee shall not take any action that is inconsistent with the purposes and functions of the Trust set out in Section 2.3.

         Section 2.9.   Certain Duties and Responsibilities of the Institutional
                         -------------------------------------------------------
                        Trustee and Administrators.
                        ---------------------------

         (a) The Institutional Trustee, before the occurrence of any Event of Default and after the curing or waiving of all such Events of Default that may have occurred, shall undertake to perform only such duties as are specifically set forth in this Declaration and no implied covenants shall be read into this Declaration against the Institutional Trustee. In case an Event of Default has occurred (that has not been cured or waived pursuant to Section 6.9), the Institutional Trustee shall exercise such of the rights and powers vested in it by this Declaration, and use the same degree of care and skill in their exercise, as a prudent person would exercise or use under the circumstances in the conduct of his or her own affairs.

         (b) The duties and responsibilities of the Institutional Trustee and the Administrators shall be as provided by this Declaration. Notwithstanding the foregoing, no provision of this Declaration shall require the Institutional Trustee or Administrators to expend or risk their own funds or otherwise incur any financial liability in the performance of any of their duties hereunder, or in the exercise of any of their rights or powers if it shall have reasonable grounds to believe that repayment of such funds or adequate protection against such risk of liability is not reasonably assured to it. Whether or not therein expressly so provided, every provision of this Declaration relating to the conduct or affecting the liability of or affording protection to the Institutional Trustee or Administrators shall be subject to the provisions of this Article. Nothing in this Declaration shall be construed to relieve an Administrator or the Institutional Trustee from liability for its own negligent act, its own negligent failure to act, or its own willful misconduct. To the extent that, at law or in equity, the Institutional Trustee or an Administrator has duties and liabilities relating to the Trust or to the Holders, the Institutional Trustee or such Administrator shall not be liable to the Trust or to any Holder for the Institutional Trustee's or such Administrator's good faith reliance on the provisions of this Declaration. The provisions of this Declaration, to the extent that they restrict the duties and liabilities of the Administrators or the Institutional Trustee otherwise existing at law or in equity, are agreed by the Sponsor and the Holders to replace such other duties and liabilities of the Administrators or the Institutional Trustee.

         (c) All payments made by the Institutional Trustee or a Paying Agent in respect of the Securities shall be made only from the revenue and proceeds from the Trust Property and only to the extent that there shall be sufficient revenue or proceeds from the Trust Property to enable the Institutional Trustee or a Paying Agent to make payments in accordance with the terms hereof. Each Holder, by its acceptance of a Security, agrees that it will look solely to the revenue and proceeds from the Trust Property to the extent legally available for distribution to it as herein provided and that the Institutional Trustee and the Administrators are not personally liable to it for any amount distributable in respect of any Security or for any other liability in respect of any Security. This Section 2.9(c) does not limit the liability of the Institutional Trustee expressly set forth elsewhere in this Declaration.

         (d) The Institutional Trustee shall not be liable for its own acts or omissions hereunder except as a result of its own negligent action, its own negligent failure to act, or its own willful misconduct, except that:

               (i) the Institutional Trustee shall not be liable for any error of judgment made in good faith by an Authorized Officer of the Institutional Trustee, unless it shall be proved that the Institutional Trustee was negligent in ascertaining the pertinent facts;

               (ii) the Institutional Trustee shall not be liable with respect to any action taken or omitted to be taken by it in good faith in accordance with the direction of the Holders of not less than a Majority in liquidation amount of the Capital Securities or the Common Securities, as applicable, relating to the time, method and place of conducting any proceeding for any remedy available to the Institutional Trustee, or exercising any trust or power conferred upon the Institutional Trustee under this Declaration;

               (iii) the Institutional Trustee's sole duty with respect to the custody, safekeeping and physical preservation of the Debentures and the Property Account shall be to deal with such property in a similar manner as the Institutional Trustee deals with similar property for its fiduciary accounts generally, subject to the protections and limitations on liability afforded to the Institutional Trustee under this Declaration;

               (iv) the Institutional Trustee shall not be liable for any interest on any money received by it except as it may otherwise agree in writing with the Sponsor; and money held by the Institutional Trustee need not be segregated from other funds held by it except in relation to the Property Account maintained by the Institutional Trustee pursuant to Section 2.8(c)(i) and except to the extent otherwise required by law; and

               (v) the Institutional Trustee shall not be responsible for monitoring the compliance by the Administrators or the Sponsor with their respective duties under this Declaration, nor shall the Institutional Trustee be liable for any default or misconduct of the Administrators or the Sponsor.

         Section 2.10.    Certain Rights of Institutional Trustee.  Subject to
                          ---------------------------------------
the provisions of Section 2.9:

         (a) the Institutional Trustee may conclusively rely and shall fully be protected in acting or refraining from acting in good faith upon any resolution, opinion of counsel, certificate, written representation of a Holder or transferee, certificate of auditors or any other certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, appraisal, bond, debenture, note, other evidence of indebtedness or other paper or document believed by it to be genuine and to have been signed, sent or presented by the proper party or parties;

         (b) if (i) in performing its duties under this Declaration, the Institutional Trustee is required to decide between alternative courses of action, (ii) in construing any of the provisions of this Declaration, the Institutional Trustee finds the same ambiguous or inconsistent with any other provisions contained herein, or (iii) the Institutional Trustee is unsure of the application of any provision of this Declaration, then, except as to any matter as to which the Holders of Capital Securities are entitled to vote under the terms of this Declaration, the Institutional Trustee may deliver a notice to the Sponsor requesting the Sponsor's written instructions as to the course of action to be taken and the Institutional Trustee shall take such action, or refrain from taking such action, as the Institutional Trustee shall be instructed in writing, in which event the Institutional Trustee shall have no liability except for its own negligence or willful misconduct;

         (c) any direction or act of the Sponsor or the Administrators contemplated by this Declaration shall be sufficiently evidenced by an Officers' Certificate;

         (d)  whenever  in  the   administration   of  this   Declaration,   the
Institutional Trustee shall deem it desirable that a matter be proved or established before undertaking, suffering or omitting any action hereunder, the Institutional Trustee (unless other evidence is herein specifically prescribed) may request and conclusively rely upon an Officers' Certificate as to factual matters which, upon receipt of such request, shall be promptly delivered by the Sponsor or the Administrators;

         (e) the Institutional Trustee shall have no duty to see to any recording, filing or registration of any instrument (including any financing or continuation statement or any filing under tax or securities laws) or any re-recording, refiling or re-registration thereof;

         (f) the Institutional Trustee may consult with counsel of its selection (which counsel may be counsel to the Sponsor or any of its Affiliates) and the advice of such counsel shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon and in accordance with such advice; the Institutional Trustee shall have the right at any time to seek instructions concerning the administration of this Declaration from any court of competent jurisdiction;

         (g) the Institutional Trustee shall be under no obligation to exercise any of the rights or powers vested in it by this Declaration at the request or direction of any of the Holders pursuant to this Declaration, unless such Holders shall have offered to the Institutional Trustee security or indemnity reasonably satisfactory to it against the costs, expenses and liabilities which might be incurred by it in compliance with such request or direction; provided, that nothing contained in this Section 2.10(g) shall be taken to relieve the Institutional Trustee, subject to Section 2.9(b), upon the occurrence of an Event of Default, to exercise such of the rights and powers vested in it by this Declaration, and use the same degree of care and skill in their exercise, as a prudent person would exercise or use under the circumstances in the conduct of his or her own affairs;

         (h) the Institutional Trustee shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, approval, bond, debenture, note or other evidence of indebtedness or other paper or document, unless requested in writing to do so by one or more Holders, but the Institutional Trustee may make such further inquiry or investigation into such facts or matters as it may see fit;

         (i) the Institutional Trustee may execute any of the trusts or powers hereunder or perform any duties hereunder either directly or by or through its agents or attorneys and the Institutional Trustee shall not be responsible for any misconduct or negligence on the part of or for the supervision of, any such agent or attorney appointed with due care by it hereunder;

         (j) whenever in the administration of this Declaration the Institutional Trustee shall deem it desirable to receive instructions with respect to enforcing any remedy or right or taking any other action hereunder the Institutional Trustee (i) may request instructions from the Holders of the Capital Securities which instructions may only be given by the Holders of the same proportion in liquidation amount of the Capital Securities as would be entitled to direct the Institutional Trustee under the terms of the Capital Securities in respect of such remedy, right or action, (ii) may refrain from enforcing such remedy or right or taking such other action until such instructions are received, and (iii) shall be fully protected in acting in accordance with such instructions;

         (k) except as otherwise expressly provided in this Declaration, the Institutional Trustee shall not be under any obligation to take any action that is discretionary under the provisions of this Declaration;

         (l) when the Institutional Trustee incurs expenses or renders services in connection with a Bankruptcy Event, such expenses (including the fees and expenses of its counsel) and the compensation for such services are intended to constitute expenses of administration under any bankruptcy law or law relating to creditors rights generally;

         (m) the Institutional Trustee shall not be charged with knowledge of an Event of Default unless a Responsible Officer of the Institutional Trustee obtains actual knowledge of such event or the Institutional Trustee receives written notice of such event from any Holder, the Sponsor or the Debenture Trustee;

         (n) any action taken by the Institutional Trustee or its agents hereunder shall bind the Trust and the Holders of the Securities, and the signature of the Institutional Trustee or its agents alone shall be sufficient and effective to perform any such action and no third party shall be required to inquire as to the authority of the Institutional Trustee to so act or as to its compliance with any of the terms and provisions of this Declaration, both of which shall be conclusively evidenced by the Institutional Trustee's or its agent's taking such action; and

         (o) no provision of this Declaration shall be deemed to impose any duty or obligation on the Institutional Trustee to perform any act or acts or exercise any right, power, duty or obligation conferred or imposed on it, in any jurisdiction in which it shall be illegal, or in which the Institutional Trustee shall be unqualified or incompetent in accordance with applicable law, to perform any such act or acts, or to exercise any such right, power, duty or obligation. No permissive power or authority available to the Institutional Trustee shall be construed to be a duty.

         Section 2.11.  Execution of Documents.  Unless otherwise  determined in
                        ----------------------
writing by the Institutional Trustee, and except as otherwise required by the Statutory Trust Act, the Institutional Trustee, or any one or more of the Administrators, as the case may be, is authorized to execute on behalf of the Trust any documents that the Institutional Trustee or the Administrators, as the case may be, have the power and authority to execute pursuant to Section 2.6.

         Section 2.12. Not Responsible for Recitals or Issuance of Securities.
                       ------------------------------------------------------
The recitals contained in this Declaration and the Securities shall be taken as the statements of the Sponsor, and the Institutional Trustee does not assume any responsibility for their correctness. The Institutional Trustee makes no representations as to the value or condition of the property of the Trust or any part thereof. The Institutional Trustee makes no representations as to the validity or sufficiency of this Declaration, the Debentures or the Securities.

         Section 2.13.  Duration of Trust. The Trust,  unless earlier  dissolved
                        -----------------
pursuant to the provisions of Article VII hereof, shall be in existence for 35 years from the Closing Date.

         Section 2.14.  Mergers.
                        -------
         (a) The Trust may not consolidate, amalgamate, merge with or into, or be replaced by, or convey, transfer or lease its properties and assets substantially as an entirety to any corporation or other body, except as described in this Section 2.14(b) and (c) and except in connection with the liquidation of the Trust and the distribution of the Debentures to Holders of Securities pursuant to Section 7.1(a)(iv) of the Declaration or Section 4 of Annex I.

         (b) The Trust may, with the consent of the Institutional Trustee and without the consent of the Holders of the Capital Securities, consolidate, amalgamate, merge with or into, or be replaced by a trust organized as such under the laws of any state, provided that:

                  (i) if the Trust is not the surviving entity, such successor entity (the "Successor Entity") either:
             ----------------
                           (A) expressly  assumes  all of the obligations of the
Trust under the Securities; or

                           (B) substitutes for the Securities  other  securities
having   substantially   the  same  terms  as  the  Securities  (the  "Successor
                                                                       ---------
Securities")  so that the Successor  Securities  rank the same as the Securities
----------
rank with respect to Distributions and payments upon Liquidation, redemption and otherwise;

                  (ii) the Sponsor expressly appoints a trustee of the Successor Entity that possesses the same powers and duties as the Institutional Trustee as the Holder of the Debentures;

                  (iii) such merger, consolidation, amalgamation or replacement does not adversely affect the rights, preferences and privileges of the Holders of the Securities (including any Successor Securities) in any material respect;

                  (iv) the Institutional Trustee receives written confirmation from Moody's Investor Services, Inc. or any other nationally recognized statistical rating organization that rates securities issued by the initial purchaser of the Capital Securities that it will not reduce or withdraw the rating of any such securities because of such merger, conversion, consolidation, amalgamation or replacement;

                  (v) such  Successor  Entity  has   a   purpose   substantially
identical to that of the Trust;

                  (vi) prior to such merger, consolidation, amalgamation or replacement, the Trust has received an opinion of a nationally recognized independent counsel to the Trust experienced in such matters to the effect that:

                           (A) such   merger,  consolidation,   amalgamation  or
replacement does not adversely affect the rights, preferences and privileges of the Holders of the Securities (including any Successor Securities) in any material respect;

                           (B) following     such     merger,     consolidation,
amalgamation or replacement, neither the Trust nor the Successor Entity will be required to register as an Investment Company; and

                           (C) following      such     merger,    consolidation,
amalgamation or replacement, the Trust (or the Successor Entity) will continue to be classified as a "grantor trust" for United States federal income tax purposes;

                  (vii) the Sponsor guarantees the obligations of such Successor Entity under the Successor Securities at least to the extent provided by the Guarantee;

                  (viii) the Sponsor owns 100% of the common securities of any Successor Entity; and

                  (ix) prior to such merger, consolidation, amalgamation or replacement, the Institutional Trustee shall have received an Officers' Certificate of the Administrators and an opinion of counsel, each to the effect that all conditions precedent under this Section 2.14(b) to such transaction have been satisfied.

         (c) Notwithstanding Section 2.14(b), the Trust shall not, except with the consent of Holders of 100% in aggregate liquidation amount of the Securities, consolidate, amalgamate, merge with or into, or be replaced by any other entity or permit any other entity to consolidate, amalgamate, merge with or into, or replace it if such consolidation, amalgamation, merger or replacement would cause the Trust or Successor Entity to be classified as other than a grantor trust for United States federal income tax purposes.

                                   ARTICLE III
                                     SPONSOR

         Section 3.1. Sponsor's  Purchase of Common  Securities.  On the Closing
                      -----------------------------------------
Date, the Sponsor will purchase all of the Common Securities issued by the Trust in an amount at least equal to 3% of the capital of the Trust, at the same time as the Capital Securities are sold.

         Section 3.2.  Responsibilities  of the Sponsor.  In connection with the
                       --------------------------------
issue and sale of the Capital Securities, the Sponsor shall have the exclusive right and responsibility to engage in, or direct the Administrators to engage in, the following activities:

         (a) to determine the States in which to take appropriate action to qualify or register for sale all or part of the Capital Securities and to do any and all such acts, other than actions which must be taken by the Trust, and advise the Trust of actions it must take, and prepare for execution and filing any documents to be executed and filed by the Trust, as the Sponsor deems necessary or advisable in order to comply with the applicable laws of any such States; and

         (b) to negotiate the terms of and/or execute on behalf of the Trust, the Placement Agreement and other related agreements providing for the sale of the Capital Securities.

         Section  3.3.  Expenses.  In  connection  with the  offering,  sale and
                        --------
issuance of the Debentures to the Trust and in connection with the sale of the Securities by the Trust, the Sponsor, in its capacity as Debenture Issuer, shall:

         (a) pay all reasonable costs and expenses relating to the offering, sale and issuance of the Debentures, including compensation of the Debenture Trustee under the Indenture in accordance with the provisions of the Indenture;

         (b) be responsible for and shall pay all debts and obligations (other than with respect to the Securities) and all costs and expenses of the Trust (including, but not limited to, costs and expenses relating to the organization, maintenance and dissolution of the Trust), the offering, sale and issuance of the Securities (including fees to the placement agents in connection therewith), the fees and expenses (including reasonable counsel fees and expenses) of the Institutional Trustee and the Administrators, the costs and expenses relating to the operation of the Trust, including, without limitation, costs and expenses of accountants, attorneys, statistical or bookkeeping services, expenses for printing and engraving and computing or accounting equipment, Paying Agents, Registrars, Transfer Agents, duplicating, travel and telephone and other telecommunications expenses and costs and expenses incurred in connection with the acquisition, financing, and disposition of Trust assets and the enforcement by the Institutional Trustee of the rights of the Holders; and

         (c) to pay any and all taxes (other than United States withholding taxes attributable to the Trust or its assets) and all liabilities, costs and expenses with respect to such taxes of the Trust.

         The  Sponsor's  obligations  under  this  Section  3.3 shall be for the benefit of, and shall be enforceable by, any Person to whom such debts, obligations, costs, expenses and taxes are owed (a "Creditor") whether or not
                                                      --------
such Creditor has received notice hereof. Any such Creditor may enforce the Sponsor's obligations under this Section 3.3 directly against the Sponsor and the Sponsor irrevocably waives any right or remedy to require that any such Creditor take any action against the Trust or any other Person before proceeding against the Sponsor. The Sponsor agrees to execute such additional agreements as may be necessary or desirable in order to give full effect to the provisions of this Section 3.3.

         Section 3.4. Right to Proceed.  The Sponsor  acknowledges the rights of
                      ----------------
Holders to institute a Direct Action as set forth in Section 2.8(d) hereto.

                                   ARTICLE IV
                    INSTITUTIONAL TRUSTEE AND ADMINISTRATORS

         Section 4.1. Institutional Trustee; Eligibility.
                      ----------------------------------
         (a)      There  shall   at all times be one Institutional Trustee which
shall:
                  (i)  not be an Affiliate of the Sponsor;

                  (ii) not offer or provide credit or credit enhancement to the Trust; and

                  (iii) be a banking corporation or trust company organized and doing business under the laws of the United States of America or any state thereof or the District of Columbia, authorized under such laws to exercise corporate trust powers, having a combined capital and surplus of at least 50 million U.S. dollars ($50,000,000.00), and subject to supervision or examination by Federal, state, or District of Columbia authority. If such corporation publishes reports of condition at least annually, pursuant to law or to the requirements of the supervising or examining authority referred to above, then for the purposes of this Section 4.1(a)(iii), the combined capital and surplus of such corporation shall be deemed to be its combined capital and surplus as set forth in its most recent report of condition so published.

         (b) If at any time the Institutional Trustee shall cease to be eligible to so act under Section 4.1(a), the Institutional Trustee shall immediately resign in the manner and with the effect set forth in Section 4.3(a).

         (c) If the Institutional Trustee has or shall acquire any "conflicting interest" within the meaning of Section 3.10(b) of the Trust Indenture Act, the Institutional Trustee shall either eliminate such interest or resign, to the extent and in the manner provided by, and subject to this Declaration.

         (d) The initial Institutional Trustee shall be U.S. Bank National Association.

         Section 4.2.      Administrators.  Each  Administrator  shall be a U.S.
                           --------------
Person, 21 years of age or older and authorized to bind the Sponsor. The initial Administrators shall be Allen H. Blake, Terrance M. McCarthy and Lisa K. Vansickle. There shall at all times be at least one Administrator. Except where a requirement for action by a specific number of Administrators is expressly set forth in this Declaration and except with respect to any action the taking of which is the subject of a meeting of the Administrators, any action required or permitted to be taken by the Administrators may be taken by, and any power of the Administrators may be exercised by, or with the consent of, any one such Administrator.

         Section 4.3.     Appointment, Removal and Resignation of Institutional
                          -----------------------------------------------------
 Trustee and Administrators.
 --------------------------

         (a) Notwithstanding anything to the contrary in this Declaration, no resignation or removal of the Institutional Trustee and no appointment of a Successor Institutional Trustee pursuant to this Article shall become effective until the acceptance of appointment by the Successor Institutional Trustee in accordance with the applicable requirements of this Section 4.3.

         Subject to the immediately preceding paragraph, the Institutional Trustee may resign at any time by giving written notice thereof to the Holders of the Securities and by appointing a Successor Institutional Trustee. Upon the resignation of the Institutional Trustee, the Institutional Trustee shall appoint a successor by requesting from at least three Persons meeting the eligibility requirements, its expenses and charges to serve as the successor Institutional Trustee on a form provided by the Administrators, and selecting the Person who agrees to the lowest expense and charges (the "Successor
                                                                       ---------
Institutional  Trustee").  If the  instrument  of  acceptance  by the  Successor
----------------------
Institutional Trustee required by this Section 4.3 shall not have been delivered to the Institutional Trustee within 60 days after the giving of such notice of resignation or delivery of the instrument of removal, the Institutional Trustee may petition, at the expense of the Trust, any federal, state or District of Columbia court of competent jurisdiction for the appointment of a Successor Institutional Trustee. Such court may thereupon, after prescribing such notice, if any, as it may deem proper, appoint a Successor Institutional Trustee. The Institutional Trustee shall have no liability for the selection of such successor pursuant to this Section 4.3.

         The Institutional Trustee may be removed by the act of the Holders of a Majority in liquidation amount of the Capital Securities, delivered to the Institutional Trustee (in its individual capacity and on behalf of the Trust) if an Event of Default shall have occurred and be continuing. If the Institutional Trustee shall be so removed, the Holders of Capital Securities, by act of the Holders of a Majority in liquidation amount of the Capital Securities then outstanding delivered to the Institutional Trustee, shall promptly appoint a Successor Institutional Trustee, and such Successor Institutional Trustee shall comply with the applicable requirements of this Section 4.3. If no Successor Institutional Trustee shall have been so appointed by the Holders of a Majority in liquidation amount of the Capital Securities and accepted appointment in the manner required by this Section 4.3, within 30 days after delivery of an instrument of removal, any Holder who has been a Holder of the Securities for at least 6 months may, on behalf of himself and all others similarly situated, petition any federal, state or District of Columbia court of competent jurisdiction for the appointment of the Successor Institutional Trustee. Such court may thereupon, after prescribing such notice, if any, as it may deem proper, appoint a Successor Institutional Trustee.

         The Institutional Trustee shall give notice of its resignation and removal and each appointment of a Successor Institutional Trustee to all Holders in the manner provided in Section 13.1(d) and shall give notice to the Sponsor. Each notice shall include the name of the Successor Institutional Trustee and the address of its Corporate Trust Office.

         (b) In case of the appointment hereunder of a Successor Institutional Trustee, the retiring Institutional Trustee and the Successor Institutional Trustee shall execute and deliver an amendment hereto wherein the Successor Institutional Trustee shall accept such appointment and which (i) shall contain such provisions as shall be necessary or desirable to transfer and confirm to, and to vest in, the Successor Institutional Trustee all the rights, powers, trusts and duties of the retiring Institutional Trustee with respect to the Securities and the Trust and (ii) shall add to or change any of the provisions of this Declaration as shall be necessary to provide for or facilitate the administration of the Trust by more than one Institutional Trustee, it being understood that nothing herein or in such amendment shall constitute such Institutional Trustees co-trustees and upon the execution and delivery of such amendment the resignation or removal of the retiring Institutional Trustee shall become effective to the extent provided therein and each Successor Institutional Trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the retiring Institutional Trustee; but, on request of the Trust or any Successor Institutional Trustee such retiring Institutional Trustee shall duly assign, transfer and deliver to such Successor Institutional Trustee all Trust Property, all proceeds thereof and money held by such retiring Institutional Trustee hereunder with respect to the Securities and the Trust.

         (c) No Institutional Trustee shall be liable for the acts or omissions to act of any Successor Institutional Trustee.

         (d) The Holders of the Capital Securities will have no right to vote to appoint, remove or replace the Administrators, which voting rights, including the right to appoint, remove or replace Administrators, either with or without cause, are vested exclusively in the Holder of the Common Securities by providing written notice to the Institutional Trustee. Each notice shall include the name and address of the successor Administrator.

         Section 4.4.  Institutional  Trustee  Vacancies.  If the  Institutional
                       ---------------------------------
Trustee ceases to hold office for any reason a vacancy shall occur. A resolution certifying the existence of such vacancy by the Institutional Trustee shall be conclusive evidence of the existence of such vacancy. The vacancy shall be filled with a trustee appointed in accordance with Section 4.3.

         Section 4.5. Effect of Vacancies. The death,  resignation,  retirement,
                      -------------------
removal, bankruptcy, dissolution, liquidation, incompetence or incapacity to perform the duties of the Institutional Trustee shall not operate to dissolve, terminate or annul the Trust or terminate this Declaration.

         Section   4.6.   Meetings   of  the   Institutional   Trustee  and  the
                          ------------------------------------------------------
Administrators.  Meetings of the Administrators  shall be held from time to time
--------------
upon the call of an Administrator. Regular meetings of the Administrators may be held in person in the United States or by telephone, at a place (if applicable) and time fixed by resolution of the Administrators. Notice of any in-person meetings of the Institutional Trustee with the Administrators or meetings of the Administrators shall be hand delivered or otherwise delivered in writing (including by facsimile, with a hard copy by overnight courier) not less than 48 hours before such meeting. Notice of any telephonic meetings of the Institutional Trustee with the Administrators or meetings of the Administrators or any committee thereof shall be hand delivered or otherwise delivered in writing (including by facsimile, with a hard copy by overnight courier) not less than 24 hours before a meeting. Notices shall contain a brief statement of the time, place and anticipated purposes of the meeting. The presence (whether in person or by telephone) of the Institutional Trustee or an Administrator, as the case may be, at a meeting shall constitute a waiver of notice of such meeting except where the Institutional Trustee or an Administrator, as the case may be, attends a meeting for the express purpose of objecting to the transaction of any activity on the grounds that the meeting has not been lawfully called or convened. Unless provided otherwise in this Declaration, any action of the Institutional Trustee or the Administrators, as the case may be, may be taken at a meeting by vote of the Institutional Trustee or a majority vote of the Administrators present (whether in person or by telephone) and eligible to vote with respect to such matter, provided that a Quorum is present, or without a meeting by the unanimous written consent of the Institutional Trustee or the Administrators. Meetings of the Institutional Trustee and the Administrators together shall be held from time to time upon the call of the Institutional Trustee or an Administrator.

         Section 4.7.  Delegation of Power.
                       -------------------

         (a) Any Administrator may, by power of attorney consistent with applicable law, delegate to any other natural person over the age of 21 that is a U.S. Person his or her power for the purpose of executing any documents contemplated in Section 2.6; and

         (b) the Administrators shall have power to delegate from time to time to such of their number the doing of such things and the execution of such instruments either in the name of the Trust or the names of the Administrators or otherwise as the Administrators may deem expedient, to the extent such delegation is not prohibited by applicable law or contrary to the provisions of the Trust, as set forth herein.

         Section 4.8. Conversion,  Consolidation or Succession to Business.  Any
                      ----------------------------------------------------
Person into which the Institutional Trustee may be merged or converted or with which it may be consolidated, or any Person resulting from any merger, conversion or consolidation to which the Institutional Trustee shall be a party, or any Person succeeding to all or substantially all the corporate trust business of the Institutional Trustee shall be the successor of the
Institutional Trustee hereunder, provided such Person shall be otherwise qualified and eligible under this Article, without the execution or filing of any paper or any further act on the part of any of the parties hereto.

                                    ARTICLE V
                                 DISTRIBUTIONS

         Section 5.1.  Distributions.  Holders  shall receive  Distributions  in
                       -------------
accordance with the applicable terms of the relevant Holder's Securities. Distributions shall be made on the Capital Securities and the Common Securities in accordance with the preferences set forth in their respective terms. If and to the extent that the Debenture Issuer makes a payment of Interest or any principal on the Debentures held by the Institutional Trustee, the Institutional Trustee shall and is directed, to the extent funds are available for that purpose, to make a distribution (a "Distribution") of such amounts to Holders.
                                    ------------

                                   ARTICLE VI
                             ISSUANCE OF SECURITIES

         Section 6.1.  General Provisions Regarding Securities.
                       ---------------------------------------

         (a) The Administrators shall, on behalf of the Trust, issue one series of Capital Securities substantially in the form of Exhibit A-1 representing undivided beneficial interests in the assets of the Trust having such terms as are set forth in Annex I and one series of Common Securities representing undivided beneficial interests in the assets of the Trust having such terms as are set forth in Annex I. The Trust shall issue no securities or other interests in the assets of the Trust other than the Capital Securities and the Common Securities. The Capital Securities rank pari passu to, and payment thereon shall be made Pro Rata with, the Common Securities except that, where an Event of Default has occurred and is continuing, the rights of Holders of the Common Securities to payment in respect of Distributions and payments upon liquidation, redemption and otherwise are subordinated to the rights to payment of the Holders of the Capital Securities as set forth in Annex I.

         (b) The Certificates shall be signed on behalf of the Trust by one or more Administrators. Such signature shall be the facsimile or manual signature of any Administrator. In case any Administrator of the Trust who shall have signed any of the Securities shall cease to be such Administrator before the Certificates so signed shall be delivered by the Trust, such Certificates nevertheless may be delivered as though the person who signed such Certificates had not ceased to be such Administrator, and any Certificate may be signed on behalf of the Trust by such persons who, at the actual date of execution of such Security, shall be an Administrator of the Trust, although at the date of the execution and delivery of the Declaration any such person was not such an Administrator. A Capital Security shall not be valid until authenticated by the facsimile or manual signature of an Authorized Officer of the Institutional Trustee. Such signature shall be conclusive evidence that the Capital Security has been authenticated under this Declaration. Upon written order of the Trust signed by one Administrator, the Institutional Trustee shall authenticate the Capital Securities for original issue. The Institutional Trustee may appoint an authenticating agent that is a U.S. Person acceptable to the Trust to authenticate the Capital Securities. A Common Security need not be so authenticated.

         (c) The Capital Securities issued to QIBs shall be, except as provided in Section 6.4, Book-Entry Capital Securities issued in the form of one or more
   -----------

Global Capital Securities registered in the name of the Depositary, or its nominee and deposited with the Depositary or a custodian for the Depositary for credit by the Depositary to the respective accounts of the Depositary Participants thereof (or such other accounts as they may direct). The Capital Securities issued to a Person other than a QIB shall be issued in the form of a Definitive Capital Securities Certificate.

         (d) The consideration received by the Trust for the issuance of the Securities shall constitute a contribution to the capital of the Trust and shall not constitute a loan to the Trust.

         (e) Upon issuance of the Securities as provided in this Declaration, the Securities so issued shall be deemed to be validly issued, fully paid and non-assessable.

         (f) Every Person, by virtue of having become a Holder in accordance with the terms of this Declaration, shall be deemed to have expressly assented and agreed to the terms of, and shall be bound by, this Declaration and the Guarantee.

         Section 6.2.  Paying Agent,  Transfer  Agent and  Registrar.  The Trust
                       ---------------------------------------------
shall maintain in Hartford, Connecticut, an office or agency where the Capital Securities may be presented for payment ("Paying Agent"), and an office or
                                              -------------
agency where Securities may be presented for registration of transfer or exchange (the "Transfer Agent"). The Trust shall keep or cause to be kept at
                 ---------------
such office or agency a register for the purpose of registering Securities, transfers and exchanges of Securities, such register to be held by a registrar (the "Registrar"). The Administrators may appoint the Paying Agent, the
       ---------
Registrar and the Transfer Agent and may appoint one or more additional Paying Agents or one or more co-Registrars, or one or more co-Transfer Agents in such other locations as it shall determine. The term "Paying Agent" includes any
                                                    -------------
additional paying agent, the term "Registrar"  includes any additional registrar
                                   ---------
or co-Registrar and the term "Transfer  Agent" includes any additional  transfer
                              ---------------
agent. The Administrators may change any Paying Agent, Transfer Agent or Registrar at any time without prior notice to any Holder. The Administrators shall notify the Institutional Trustee of the name and address of any Paying Agent, Transfer Agent and Registrar not a party to this Declaration. The Administrators hereby initially appoint the Institutional Trustee to act as Paying Agent, Transfer Agent and Registrar for the Capital Securities and the Common Securities. The Institutional Trustee or any of its Affiliates in the United States may act as Paying Agent, Transfer Agent or Registrar.

         Section  6.3.  Form  and  Dating.   The  Capital   Securities  and  the
                        -----------------
Institutional Trustee's certificate of authentication thereon shall be substantially in the form of Exhibit A-1, and the Common Securities shall be substantially in the form of Exhibit A-2, each of which is hereby incorporated in and expressly made a part of this Declaration. Certificates may be typed, printed, lithographed or engraved or may be produced in any other manner as is reasonably acceptable to the Administrators, as conclusively evidenced by their execution thereof. The Securities may have letters, numbers, notations or other marks of identification or designation and such legends or endorsements required by law, stock exchange rule, agreements to which the Trust is subject if any, or usage (provided that any such notation, legend or endorsement is in a form acceptable to the Sponsor). The Trust at the direction of the Sponsor shall furnish any such legend not contained in Exhibit A-1 to the Institutional Trustee in writing. Each Capital Security shall be dated on or before the date of its authentication. The terms and provisions of the Securities set forth in

Annex I and the forms of Securities set forth in Exhibits A-1 and A-2 are part of the terms of this Declaration and to the extent applicable, the Institutional Trustee, the Administrators and the Sponsor, by their execution and delivery of this Declaration, expressly agree to such terms and provisions and to be bound thereby. Capital Securities will be issued only in blocks having a stated liquidation amount of not less than $500,000.00 and any multiple of $1,000.00 in excess thereof.

         The Capital Securities were offered and sold by the Trust pursuant to the Placement Agreement in definitive, registered form without coupons and with the Restricted Securities Legend.

         Section 6.4    Book-Entry Capital Securities.
                        -----------------------------
         (a) A Global Capital Security may be exchanged, in whole or in part, for Definitive Capital Securities Certificates registered in the names of Owners only if such exchange complies with Article VIII and (i) the Depositary advises the Administrators and the Institutional Trustee in writing that the Depositary is no longer willing or able properly to discharge its responsibilities with respect to the Global Capital Security, and no qualified successor is appointed by the Administrators within ninety (90) days of receipt of such notice, (ii) the Depositary ceases to be a clearing agency registered under the Exchange Act and the Administrators fail to appoint a qualified successor within ninety (90) days of obtaining knowledge of such event, (iii) the Administrators at their option advise the Institutional Trustee in writing that the Trust elects to terminate the book-entry system through the Depositary or (iv) an Indenture Event of Default has occurred and is continuing. Upon the occurrence of any event specified in clause (i), (ii), (iii) or (iv) above, the Administrators shall notify the Depositary and instruct the Depositary to notify all Owners of Book-Entry Capital Securities and the Institutional Trustee of the occurrence of such event and of the availability of Definitive Capital Securities Certificates to Owners of the Capital Securities requesting the same. Upon the issuance of Definitive Capital Securities Certificates, the Administrators and the Institutional Trustee shall recognize the Holders of the Definitive Capital Securities Certificates as Holders. Notwithstanding the foregoing, if an Owner of a beneficial interest in a Global Capital Security wishes at any time to transfer an interest in such Global Capital Security to a Person other than a QIB, such transfer shall be effected, subject to the Applicable Depository Procedures, in accordance with the provisions of this Section 6.4 and Article VIII, and the transferee shall receive a Definitive Capital Securities Certificate in connection with such transfer. A holder of a Definitive Capital Securities Certificate that is a QIB may upon request, and in accordance with the provisions of this Section 6.4 and Article VIII, exchange such Definitive Capital Securities Certificate for a beneficial interest in a Global Capital Security.

         (b) If any Global Capital Security is to be exchanged for Definitive Capital Securities Certificates or canceled in part, or if any Definitive
Capital Securities Certificate is to be exchanged in whole or in part for any Global Capital Security, then either (i) such Global Capital Security shall be so surrendered for exchange or cancellation as provided in this Section 6.4 and
Article VIII or (ii) the aggregate liquidation amount represented by such Global Capital Security shall be reduced, subject to Section 6.3, or increased by an amount equal to the liquidation amount represented by that portion of the Global Capital Security to be so exchanged or canceled, or equal to the liquidation amount represented by such Definitive Capital Securities Certificates to be so exchanged for any Global Capital Security, as the case may be, by means of an appropriate adjustment made on the records of the Securities Registrar, whereupon the Institutional Trustee, in accordance with the Applicable
Depositary Procedures, shall instruct the Depositary or its authorized representative to make a corresponding adjustment to its records. Upon any such surrender to the Administrators or the Registrar of any Global Capital Security or Securities by the Depositary, accompanied by registration instructions, the Administrators, or any one of them, shall execute the Definitive Capital Securities Certificates in accordance with the instructions of the Depositary. None of the Registrar, Administrators, or the Institutional Trustee shall be liable for any delay in delivery of such instructions and may conclusively rely on, and shall be fully protected in relying on, such instructions.

         (c) Every Definitive Capital Securities Certificate executed and delivered upon registration or transfer of, or in exchange for or in lieu of, a Global Capital Security or any portion thereof shall be executed and delivered in the form of, and shall be, a Global Capital Security, unless such Definitive Capital Securities Certificate is registered in the name of a Person other than the Depositary for such Global Capital Security or a nominee thereof.

         (d) The Depositary or its nominee, as registered owner of a Global Capital Security, shall be the Holder of such Global Capital Security for all purposes under this Declaration and the Global Capital Security, and Owners with respect to a Global Capital Security shall hold such interests pursuant to the Applicable Depositary Procedures. The Registrar, the Administrators and the Institutional Trustee shall be entitled to deal with the Depositary for all purposes of this Declaration relating to the Global Capital Securities (including the payment of the liquidation amount of and Distributions on the Book-Entry Capital Securities represented thereby and the giving of instructions or directions by Owners of Book-Entry Capital Securities represented thereby and the giving of notices) as the sole Holder of the Book-Entry Capital Securities represented thereby and shall have no obligations to the Owners thereof. None of the Administrators, the Institutional Trustee nor the Registrar shall have any liability in respect of any transfers effected by the Depositary.

         (e) The rights of the Owners of the Book-Entry Capital Securities shall be exercised only through the Depositary and shall be limited to those established by law, the Applicable Depositary Procedures and agreements between such Owners and the Depositary and/or the Depositary Participants; provided,
                                                                       --------
solely for the purpose of determining whether the Holders of the requisite amount of Capital Securities have voted on any matter provided for in this Declaration, to the extent that Capital Securities are represented by a Global Capital Security, the Administrators and the Institutional Trustee may conclusively rely on, and shall be fully protected in relying on, any written instrument (including a proxy) delivered to the Institutional Trustee by the Depositary setting forth the Owners' votes or assigning the right to vote on any matter to any other Persons either in whole or in part. To the extent that Capital Securities are represented by a Global Capital Security, the initial Depositary will make book-entry transfers among the Depositary Participants and receive and transmit payments on the Capital Securities that are represented by a Global Capital Security to such Depositary Participants, and none of the Sponsor, the Administrators or the Institutional Trustee shall have any responsibility or obligation with respect thereto.

         (f) To the extent that a notice or other communication to the Holders is required under this Declaration, for so long as Capital Securities are represented by a Global Capital Security, the Administrator and the Institutional Trustee shall give all such notices and communications to the Depositary, and shall have no obligations to the Owners.

         Section 6.5.   Mutilated, Destroyed, Lost or Stolen Certificates.
                        -------------------------------------------------
If:
         (a) any mutilated Certificates should be surrendered to the Registrar, or if the Registrar shall receive evidence to its satisfaction of the destruction, loss or theft of any Certificate; and

         (b) there shall be delivered to the Registrar, the Administrators and the Institutional Trustee such security or indemnity as may be required by them to keep each of them harmless;

         then, in the absence of notice that such Certificate shall have been acquired by a protected purchaser, an Administrator on behalf of the Trust shall execute (and in the case of a Capital Security Certificate, the Institutional Trustee shall authenticate) and deliver, in exchange for or in lieu of any such mutilated, destroyed, lost or stolen Certificate, a new Certificate of like denomination. In connection with the issuance of any new Certificate under this
Section 6.5, the Registrar or the Administrators may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection therewith. Any duplicate Certificate issued pursuant to this Section shall constitute conclusive evidence of an ownership interest in the relevant Securities, as if originally issued, whether or not the lost, stolen or destroyed Certificate shall be found at any time.

         Section 6.6.  Temporary  Securities.  Until  definitive  Securities are
                       ---------------------
ready for delivery, the Administrators may prepare and, in the case of the Capital Securities, the Institutional Trustee shall authenticate, temporary Securities. Temporary Securities shall be substantially in the form of definitive Securities but may have variations that the Administrators consider appropriate for temporary Securities. Without unreasonable delay, the Administrators shall prepare and, in the case of the Capital Securities, the Institutional Trustee shall authenticate, definitive Securities in exchange for temporary Securities.

         Section 6.7.  Cancellation.  The Administrators at any time may deliver
                       ------------
Securities to the Institutional Trustee for cancellation. The Registrar shall forward to the Institutional Trustee any Securities surrendered to it for registration of transfer, redemption or payment. The Institutional Trustee shall promptly cancel all Securities surrendered for registration of transfer, payment, replacement or cancellation and shall dispose of such canceled Securities as the Administrators direct. The Administrators may not issue new Securities to replace Securities that have been paid or that have been delivered to the Institutional Trustee for cancellation.

         Section 6.8 CUSIP Numbers.  The Trust in issuing the Securities may use
                     -------------
"CUSIP" numbers (if then generally in use), and, if so, the Institutional Trustee shall use CUSIP numbers in notice of redemption as a convenience to
Holders,   provided,   however,   that  any  such   notice  may  state  that  no
           --------    -------
representation is made as to the correctness of such numbers either as printed on the Securities or as contained in any notice of redemption and that identification numbers printed on the Securities, and any such redemption shall not be affected by any defect in or omission of such numbers. The Trust shall promptly notify the Institutional Trustee in writing of any change in the CUSIP numbers.

         Section 6.9.   Rights of Holders; Waivers of Past Defaults.
                        -------------------------------------------

         (a) The legal title to the Trust Property is vested exclusively in the Institutional Trustee (in its capacity as such) in accordance with Section 2.5, and the Holders shall not have any right or title therein other than the undivided beneficial interest in the assets of the Trust conferred by their Securities and they shall have no right to call for any partition or division of property, profits or rights of the Trust except as described below. The Securities shall be personal property giving only the rights specifically set forth therein and in this Declaration. The Securities shall have no preemptive or similar rights.

         (b) For so long as any Capital Securities remain outstanding, if upon an Indenture Event of Default, the Debenture Trustee fails or the holders of not less than 25% in principal amount of the outstanding Debentures fail to declare the principal of all of the Debentures to be immediately due and payable, the Holders of a Majority in liquidation amount of the Capital Securities then outstanding shall have the right to make such declaration by a notice in writing to the Institutional Trustee, the Sponsor and the Debenture Trustee.

         At any time after a declaration of acceleration with respect to the Debentures has been made and before a judgment or decree for payment of the money due has been obtained by the Debenture Trustee as provided in the Indenture, if the Institutional Trustee fails to annul any such declaration and waive such default, the Holders of a Majority in liquidation amount of the Capital Securities, by written notice to the Institutional Trustee, the Sponsor and the Debenture Trustee, may rescind and annul such declaration and its consequences if:

         (i) the Debenture Issuer has paid or deposited with the Debenture Trustee a sum sufficient to pay

                  (A) all overdue installments of interest on all of the Debentures,

                  (B) any accrued  Additional Interest on all of the Debentures,

                  (C) the principal of (and premium, if any, on) any Debentures that have become due otherwise than by such declaration of acceleration and interest and Additional Interest thereon at the rate borne by the Debentures, and

                  (D) all sums paid or advanced by the Debenture Trustee under the Indenture and the reasonable compensation, expenses, disbursements and advances of the Debenture Trustee and the Institutional Trustee, their agents and counsel; and

         (ii) all Events of Default with respect to the Debentures, other than the non-payment of the principal of the Debentures that has become due solely by such acceleration, have been cured or waived as provided in Section 5.7 of the Indenture.

         The Holders of at least a majority in liquidation amount of the Securities may, on behalf of the Holders of all the Capital Securities, waive any past default or Event of Default, except a default or Event of Default in the payment of principal or interest (unless such default or Event of Default has been cured and a sum sufficient to pay all matured installments of interest and principal due otherwise than by acceleration has been deposited with the Debenture Trustee) or a default or Event of Default in respect of a covenant or provision that under the Indenture cannot be modified or amended without the consent of the holder of each outstanding Debenture. No such rescission shall affect any subsequent default or impair any right consequent thereon.

         Upon receipt by the Institutional Trustee of written notice declaring such an acceleration, or rescission and annulment thereof, by Holders of any part of the Capital Securities, a record date shall be established for determining Holders of outstanding Capital Securities entitled to join in such notice, which record date shall be at the close of business on the day the Institutional Trustee receives such notice. The Holders on such record date, or their duly designated proxies, and only such Persons, shall be entitled to join in such notice, whether or not such Holders remain Holders after such record date; provided, that unless such declaration of acceleration, or rescission and
      --------
annulment, as the case may be, shall have become effective by virtue of the requisite percentage having joined in such notice prior to the day that is 90 days after such record date, such notice of declaration of acceleration, or rescission and annulment, as the case may be, shall automatically and without further action by any Holder be canceled and of no further effect. Nothing in this paragraph shall prevent a Holder, or a proxy of a Holder, from giving, after expiration of such 90-day period, a new written notice of declaration of acceleration, or rescission and annulment thereof, as the case may be, that is identical to a written notice that has been canceled pursuant to the proviso to the preceding sentence, in which event a new record date shall be established pursuant to the provisions of this Section 6.9.

         (c) Except as  otherwise  provided  in  paragraphs  (a) and (b) of this
Section 6.9, the Holders of at least a majority in liquidation amount of the Securities may, on behalf of the Holders of all the Capital Securities, waive any past default or Event of Default and its consequences. Upon such waiver, any such default or Event of Default shall cease to exist, and any default or Event of Default arising therefrom shall be deemed to have been cured, for every purpose of this Declaration, but no such waiver shall extend to any subsequent or other default or Event of Default or impair any right consequent thereon.

                                   ARTICLE VII
                      DISSOLUTION AND TERMINATION OF TRUST

         Section 7.1.    Dissolution and Termination of Trust.
                         ------------------------------------
         (a) The Trust shall dissolve on the first to occur of:

                   (i) unless earlier dissolved, on March 20, 2038, the expiration of the term of the Trust;

                   (ii) upon a Bankruptcy Event with respect to the Sponsor, the Trust or the Debenture Issuer;

                   (iii) (other than in connection with a merger, consolidation or similar transaction not prohibited by the Indenture, this Declaration or the Guarantee, as the case may be) upon the filing of a certificate of dissolution or its equivalent with respect to the Sponsor, or upon the revocation of the charter of the Sponsor and the expiration of 90 days after the date of revocation without a reinstatement thereof;

                  (iv) upon the distribution of the Debentures to the Holders of the Securities in accordance with Section 3 of Annex I;

                  (v) upon exercise of the right of the Holder of all of the outstanding Common Securities to dissolve the Trust as provided in Annex I hereto;

                  (vi) upon the entry of a decree of judicial dissolution of the Holder of the Common Securities, the Sponsor, the Trust or the Debenture Issuer;

                  (vii) when all of the Securities shall have been called for redemption and the amounts necessary for redemption thereof shall have been paid to the Holders in accordance with the terms of the Securities; or

                  (viii) before the issuance of any Securities, with the consent of the Institutional Trustee and the Sponsor.

         (b) As soon as is practicable after the occurrence of an event referred to in Section 7.1(a), and after satisfaction of liabilities to creditors of the Trust as required by applicable law, including of the Statutory Trust Act, and subject to the terms set forth in Annex I, the Institutional Trustee shall terminate the Trust by filing a certificate of cancellation with the Secretary of State of the State of Connecticut.

         (c) The provisions of Section 2.9 and Article IX shall survive the termination of the Trust.

                                  ARTICLE VIII
                              TRANSFER OF INTERESTS

         Section 8.1.   General.
                        -------

         (a) Subject to Section 6.4 and Section 8.1(c), where Capital Securities are presented to the Registrar or co-registrar with a request to register a transfer or to exchange them for an equal number of Capital Securities represented by different certificates, the Registrar shall register the transfer or make the exchange if its requirements for such transactions are met. To permit registrations of transfer and exchanges, the Trust shall issue and the Institutional Trustee shall authenticate Capital Securities at the Registrar's request.

         (b) Upon issuance of the Common Securities, the Sponsor shall acquire and retain beneficial and record ownership of the Common Securities and for so long as the Securities remain outstanding, the Sponsor shall maintain 100% ownership of the Common Securities; provided, however, that any permitted
                                        --------   -------
successor of the Sponsor, in its capacity as Debenture Issuer, under the Indenture that is a U.S. Person may succeed to the Sponsor's ownership of the Common Securities.

         (c) Capital Securities may only be transferred, in whole or in part, in accordance with the terms and conditions set forth in this Declaration and in the terms of the Securities. To the fullest extent permitted by applicable law, any transfer or purported transfer of any Security not made in accordance with this Declaration shall be null and void and will be deemed to be of no legal effect whatsoever and any such transferee shall be deemed not to be the holder of such Capital Securities for any purpose, including but not limited to the receipt of Distributions on such Capital Securities, and such transferee shall be deemed to have no interest whatsoever in such Capital Securities.

         (d) The Registrar shall provide for the registration of Securities and of transfers of Securities, which will be effected without charge but only upon payment (with such indemnity as the Registrar may require) in respect of any tax or other governmental charges that may be imposed in relation to it. Upon surrender for registration of transfer of any Securities, the Registrar shall cause one or more new Securities of the same tenor to be issued in the name of the designated transferee or transferees. Every Security surrendered for registration of transfer shall be accompanied by a written instrument of transfer in form satisfactory to the Registrar duly executed by the Holder or such Holder's attorney duly authorized in writing. Each Security surrendered for registration of transfer shall be canceled by the Institutional Trustee pursuant to Section 6.7. A transferee of a Security shall be entitled to the rights and subject to the obligations of a Holder hereunder upon the receipt by such transferee of a Security. By acceptance of a Security, each transferee shall be deemed to have agreed to be bound by this Declaration.

         (e) The Trust shall not be required (i) to issue, register the transfer of, or exchange any Securities during a period beginning at the opening of business 15 days before the day of any selection of Securities for redemption and ending at the close of business on the earliest date on which the relevant notice of redemption is deemed to have been given to all Holders of the Securities to be redeemed, or (ii) to register the transfer or exchange of any Security so selected for redemption in whole or in part, except the unredeemed portion of any Security being redeemed in part.

         Section 8.2.   Transfer Procedures and Restrictions.
                        ------------------------------------

         (a) The Capital Securities shall bear the Restricted Securities Legend, which shall not be removed unless there is delivered to the Trust such satisfactory evidence, which may include an opinion of counsel licensed to practice law in the State of Connecticut, as may be reasonably required by the Trust, that neither the legend nor the restrictions on transfer set forth therein are required to ensure that transfers thereof comply with the provisions of the Securities Act. Upon provision of such satisfactory evidence, the Institutional Trustee, at the written direction of the Trust, shall authenticate and deliver Capital Securities that do not bear the legend.

         (b) Except as permitted by Section 8.2(a), each Capital Security shall bear a legend (the "Restricted Securities Legend") in substantially the
                        ------------------------------
following form and a Capital Security shall not be transferred except in compliance with such legend, unless otherwise determined by the Sponsor, upon the advice of counsel experienced in securities law, in accordance with applicable law:

         [If the Capital Security is to be Global Capital Security- THIS CAPITAL SECURITY IS A GLOBAL SECURITY WITHIN THE MEANING OF THE DECLARATION HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF THE DEPOSITORY TRUST COMPANY ("DTC") OR A NOMINEE OF DTC. THIS CAPITAL SECURITY IS EXCHANGEABLE FOR CAPITAL SECURITIES REGISTERED IN THE NAME OF A PERSON OTHER THAN DTC OR ITS NOMINEE ONLY IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE DECLARATION, AND NO TRANSFER OF THIS CAPITAL SECURITY (OTHER THAN A TRANSFER OF THIS CAPITAL SECURITY AS A WHOLE BY DTC TO A NOMINEE OF DTC OR BY A NOMINEE OF DTC TO DTC OR ANOTHER NOMINEE OF
DTC) MAY BE REGISTERED EXCEPT IN LIMITED CIRCUMSTANCES.

         UNLESS  THIS   CAPITAL   SECURITY  IS   PRESENTED   BY  AN   AUTHORIZED
REPRESENTATIVE OF DTC TO FIRST BANK STATUTORY TRUST OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CAPITAL SECURITY ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT HEREON IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.]

         THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), ANY STATE SECURITIES LAWS OR ANY OTHER
APPLICABLE SECURITIES LAW. NEITHER THIS SECURITY NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES LAWS. THE HOLDER OF THIS SECURITY BY ITS ACCEPTANCE HEREOF AGREES TO OFFER, SELL OR OTHERWISE TRANSFER THIS SECURITY ONLY (A) TO THE SPONSOR OR THE TRUST, (B) PURSUANT TO A REGISTRATION STATEMENT THAT HAS BEEN DECLARED EFFECTIVE UNDER THE SECURITIES ACT, (C) TO A PERSON WHOM THE SELLER REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A SO LONG AS THIS SECURITY IS ELIGIBLE FOR RESALE PURSUANT TO RULE 144A IN

ACCORDANCE WITH RULE 144A, (D) TO A NON-U.S. PERSON IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH RULE 903 OR RULE 904 (AS APPLICABLE) OF REGULATION S UNDER
THE SECURITIES ACT, (E) TO AN INSTITUTIONAL "ACCREDITED INVESTOR" WITHIN THE MEANING OF SUBPARAGRAPH (A) OF RULE 501 UNDER THE SECURITIES ACT THAT IS ACQUIRING THIS CAPITAL SECURITY FOR ITS OWN ACCOUNT, OR FOR THE ACCOUNT OF SUCH AN INSTITUTIONAL ACCREDITED INVESTOR, FOR INVESTMENT PURPOSES AND NOT WITH A VIEW TO, OR FOR OFFER OR SALE IN CONNECTION WITH, ANY DISTRIBUTION IN VIOLATION OF THE SECURITIES ACT, OR (F) PURSUANT TO ANY OTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT, SUBJECT TO THE SPONSOR'S AND THE TRUST'S RIGHT PRIOR TO ANY SUCH OFFER, SALE OR TRANSFER TO REQUIRE THE DELIVERY OF AN OPINION OF COUNSEL, CERTIFICATION AND/OR OTHER INFORMATION SATISFACTORY TO EACH OF THEM IN ACCORDANCE WITH THE DECLARATION OF TRUST, A COPY OF WHICH MAY BE OBTAINED FROM THE SPONSOR OR THE TRUST. HEDGING TRANSACTIONS INVOLVING THIS SECURITY MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE SECURITIES ACT.

         THE HOLDER OF THIS SECURITY BY ITS ACCEPTANCE HEREOF ALSO AGREES, REPRESENTS AND WARRANTS THAT IT IS NOT AN EMPLOYEE BENEFIT, INDIVIDUAL
RETIREMENT ACCOUNT OR OTHER PLAN OR ARRANGEMENT SUBJECT TO TITLE I OF THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED ("ERISA"), OR
SECTION 4975 OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE "CODE") (EACH A "PLAN"), OR AN ENTITY WHOSE UNDERLYING ASSETS INCLUDE "PLAN ASSETS" BY REASON OF ANY PLAN'S INVESTMENT IN THE ENTITY, AND NO PERSON INVESTING "PLAN ASSETS" OF ANY PLAN MAY ACQUIRE OR HOLD THE SECURITIES OR ANY INTEREST THEREIN, UNLESS SUCH PURCHASER OR HOLDER IS ELIGIBLE FOR EXEMPTIVE RELIEF AVAILABLE UNDER U.S. DEPARTMENT OF LABOR PROHIBITED TRANSACTION CLASS EXEMPTION 96-23, 95-60, 91-38, 90-1 OR 84-14 OR ANOTHER APPLICABLE EXEMPTION OR ITS PURCHASE AND HOLDING OF THIS SECURITY IS NOT PROHIBITED BY SECTION 406 OF ERISA OR SECTION 4975 OF THE CODE WITH RESPECT TO SUCH PURCHASE OR HOLDING. ANY PURCHASER OR HOLDER OF THE SECURITIES OR ANY INTEREST THEREIN WILL BE DEEMED TO HAVE REPRESENTED BY ITS PURCHASE AND HOLDING THEREOF THAT EITHER (i) IT IS NOT AN EMPLOYEE BENEFIT PLAN WITHIN THE MEANING OF SECTION 3(3) OF ERISA, OR A PLAN TO WHICH SECTION 4975 OF THE CODE IS APPLICABLE, A TRUSTEE OR OTHER PERSON ACTING ON BEHALF OF AN EMPLOYEE BENEFIT PLAN OR PLAN, OR ANY OTHER PERSON OR ENTITY USING THE ASSETS OF ANY EMPLOYEE BENEFIT PLAN OR PLAN TO FINANCE SUCH PURCHASE, OR (ii) SUCH PURCHASE WILL NOT RESULT IN A PROHIBITED TRANSACTION UNDER SECTION 406 OF ERISA OR SECTION 4975 OF THE CODE FOR WHICH THERE IS NO APPLICABLE STATUTORY OR ADMINISTRATIVE EXEMPTION.

         THIS SECURITY WILL BE ISSUED AND MAY BE TRANSFERRED ONLY IN BLOCKS HAVING A LIQUIDATION AMOUNT OF NOT LESS THAN $500,000.00 (500 SECURITIES) AND MULTIPLES OF $1,000.00 IN EXCESS THEREOF. ANY ATTEMPTED TRANSFER OF SECURITIES IN A BLOCK HAVING A LIQUIDATION AMOUNT OF LESS THAN $500,000.00 SHALL BE DEEMED TO BE VOID AND OF NO LEGAL EFFECT WHATSOEVER.

         THE HOLDER OF THIS SECURITY AGREES THAT IT WILL COMPLY WITH THE FOREGOING RESTRICTIONS.

         (c) To permit registrations of transfers and exchanges, the Trust shall execute and the Institutional Trustee shall authenticate Capital Securities at the Registrar's request.

         (d) Registrations of transfers or exchanges will be effected without charge, but only upon payment (with such indemnity as the Registrar or the Sponsor may require) in respect of any tax or other governmental charge that may be imposed in relation to it.

         (e) All Capital Securities issued upon any registration of transfer or exchange pursuant to the terms of this Declaration shall evidence the same security and shall be entitled to the same benefits under this Declaration as the Capital Securities surrendered upon such registration of transfer or exchange.

         Section 8.3. Deemed Security  Holders.  Subject to Section 6.4(e),  the
                      ------------------------
Trust, the Administrators, the Institutional Trustee, the Paying Agent, the Transfer Agent or the Registrar may treat the Person in whose name any Certificate shall be registered on the books and records of the Trust as the sole holder of such Certificate and of the Securities represented by such Certificate for purposes of receiving Distributions and for all other purposes whatsoever and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such Certificate or in the Securities represented by such Certificate on the part of any Person, whether or not the Trust, the Administrators, the Institutional Trustee, the Paying Agent, the Transfer Agent or the Registrar shall have actual or other notice thereof.

                                   ARTICLE IX
                           LIMITATION OF LIABILITY OF
             HOLDERS OF SECURITIES, INSTITUTIONAL TRUSTEE OR OTHERS

         Section 9.1. Liability.
                      ---------

         (a) Except as expressly set forth in this Declaration, the Guarantee and the terms of the Securities, the Sponsor shall not be:

                    (i) personally liable for the return of any portion of the capital contributions (or any return thereon) of the Holders of the Securities which shall be made solely from assets of the Trust; or

                    (ii) required to pay to the Trust or to any Holder of the Securities any deficit upon dissolution of the Trust or otherwise.

         (b) The Holder of the Common Securities shall be liable for all of the debts and obligations of the Trust (other than with respect to the Securities) to the extent not satisfied out of the Trust's assets.

         (c) Pursuant to the Statutory Trust Act, the Holders of the Capital Securities shall be entitled to the same limitation of personal liability extended to stockholders of private corporations for profit organized under the General Corporation Law of the State of Connecticut.

         Section 9.2. Exculpation.
                      -----------

         (a) No Indemnified Person shall be liable, responsible or accountable in damages or otherwise to the Trust or any Covered Person for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Indemnified Person in good faith on behalf of the Trust and in a manner such Indemnified Person reasonably believed to be within the scope of the authority conferred on such Indemnified Person by this Declaration or by law, except that an Indemnified Person shall be liable for any such loss, damage or claim incurred by reason of such Indemnified Person's negligence or willful misconduct with respect to such acts or omissions.

         (b) An Indemnified Person shall be fully protected in relying in good faith upon the records of the Trust and upon such information, opinions, reports or statements presented to the Trust by any Person as to matters the Indemnified Person reasonably believes are within such other Person's professional or expert competence and, if selected by such Indemnified Person, has been selected by such Indemnified Person with reasonable care by or on behalf of the Trust, including information, opinions, reports or statements as to the value and amount of the assets, liabilities, profits, losses, or any other facts pertinent to the existence and amount of assets from which Distributions to Holders of Securities might properly be paid.

         Section 9.3. Fiduciary Duty.
                      --------------

         (a) To the extent that, at law or in equity, an Indemnified Person has duties (including fiduciary duties) and liabilities relating thereto to the Trust or to any other Covered Person, an Indemnified Person acting under this Declaration shall not be liable to the Trust or to any other Covered Person for its good faith reliance on the provisions of this Declaration. The provisions of this Declaration, to the extent that they restrict the duties and liabilities of an Indemnified Person otherwise existing at law or in equity, are agreed by the parties hereto to replace such other duties and liabilities of the Indemnified Person.

         (b) Whenever in this Declaration an Indemnified Person is permitted or required to make a decision:

                    (i) in its "discretion" or under a grant of similar authority, the Indemnified Person shall be entitled to consider such interests and factors as it desires, including its own interests, and shall have no duty or obligation to give any consideration to any interest of or factors affecting the Trust or any other Person; or

                    (ii) in its "good faith" or under another express standard, the Indemnified Person shall act under such express standard and shall not be subject to any other or different standard imposed by this Declaration or by applicable law.

         Section 9.4.  Indemnification.
                       ---------------

         (a) The Sponsor shall indemnify, to the full extent permitted by law, any Indemnified Person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Trust) arising out of or in connection with the acceptance or administration of this Declaration by reason of the fact that he is or was an Indemnified Person against expenses (including reasonable attorneys' fees and expenses), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Trust, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the Indemnified Person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Trust, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

         (b) The Sponsor shall indemnify, to the full extent permitted by law, any Indemnified Person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Trust to procure a judgment in its favor arising out of or in connection with the acceptance or administration of this Declaration by reason of the fact that he is or was an Indemnified Person against expenses (including reasonable attorneys' fees and expenses) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Trust; provided, however, that no such indemnification
                              --------   -------
shall be made in respect of any claim, issue or matter as to which such Indemnified Person shall have been adjudged to be liable to the Trust unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

         (c) To the extent that an Indemnified Person shall be successful on the merits or otherwise (including dismissal of an action without prejudice or the settlement of an action without admission of liability) in defense of any action, suit or proceeding referred to in paragraphs (a) and (b) of this Section 9.4, or in defense of any claim, issue or matter therein, he shall be indemnified, to the full extent permitted by law, against expenses (including attorneys' fees and expenses) actually and reasonably incurred by him in connection therewith.

         (d) Any  indemnification  of an Administrator  under paragraphs (a) and
(b) of this Section 9.4 (unless ordered by a court) shall be made by the Sponsor only as authorized in the specific case upon a determination that indemnification of the Indemnified Person is proper in the circumstances because he has met the applicable standard of conduct set forth in paragraphs (a) and
(b). Such determination shall be made (i) by the Administrators by a majority vote of a Quorum consisting of such Administrators who were not parties to such action, suit or proceeding, (ii) if such a Quorum is not obtainable, or, even if obtainable, if a Quorum of disinterested Administrators so directs, by independent legal counsel in a written opinion, or (iii) by the Common Security Holder of the Trust.

         (e) To the fullest extent permitted by law, expenses (including reasonable attorneys' fees and expenses) incurred by an Indemnified Person in defending a civil, criminal, administrative or investigative action, suit or proceeding referred to in paragraphs (a) and (b) of this Section 9.4 shall be paid by the Sponsor in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such Indemnified Person to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Sponsor as authorized in this Section 9.4. Notwithstanding the foregoing, no advance shall be made by the Sponsor if a determination is reasonably and promptly made (i) by the Administrators by a majority vote of a Quorum of disinterested Administrators, (ii) if such a Quorum is not obtainable, or, even if obtainable, if a Quorum of disinterested Administrators so directs, by independent legal counsel in a written opinion or
(iii) by the Common Security Holder of the Trust, that, based upon the facts known to the Administrators, counsel or the Common Security Holder at the time such determination is made, such Indemnified Person acted in bad faith or in a manner that such Indemnified Person did not believe to be in the best interests of the Trust, or, with respect to any criminal proceeding, that such Indemnified Person believed or had reasonable cause to believe his conduct was unlawful. In no event shall any advance be made in instances where the Administrators, independent legal counsel or the Common Security Holder reasonably determine that such Indemnified Person deliberately breached his duty to the Trust or its Common or Capital Security Holders.

         (f) The Institutional Trustee, at the sole cost and expense of the Sponsor, retains the right to representation by counsel of its own choosing in any action, suit or any other proceeding for which it is indemnified under paragraphs (a) and (b) of this Section 9.4, without affecting its right to indemnification hereunder or waiving any rights afforded to it under this Declaration or applicable law.

         (g) The indemnification and advancement of expenses provided by, or granted pursuant to, the other paragraphs of this Section 9.4 shall not be deemed exclusive of any other rights to which those seeking indemnification and advancement of expenses may be entitled under any agreement, vote of stockholders or disinterested directors of the Sponsor or Capital Security Holders of the Trust or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office. All rights to indemnification under this Section 9.4 shall be deemed to be provided by a contract between the Sponsor and each Indemnified Person who serves in such capacity at any time while this Section 9.4 is in effect. Any repeal or modification of this Section 9.4 shall not affect any rights or obligations then existing.

         (h) The Sponsor or the Trust may purchase and maintain insurance on behalf of any Person who is or was an Indemnified Person against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Sponsor would have the power to indemnify him against such liability under the provisions of this Section 9.4.

         (i) For purposes of this Section 9.4, references to "the Trust" shall include, in addition to the resulting or surviving entity, any constituent entity (including any constituent of a constituent) absorbed in a consolidation or merger, so that any Person who is or was a director, trustee, officer or employee of such constituent entity, or is or was serving at the request of such constituent entity as a director, trustee, officer, employee or agent of another entity, shall stand in the same position under the provisions of this Section
9.4 with respect to the resulting or surviving entity as he would have with respect to such constituent entity if its separate existence had continued.

         (j) The indemnification and advancement of expenses provided by, or granted pursuant to, this Section 9.4 shall, unless otherwise provided when authorized or ratified, (i) continue as to a Person who has ceased to be an Indemnified Person and shall inure to the benefit of the heirs, executors and administrators of such a Person; and (ii) survive the termination or expiration of this Declaration or the earlier removal or resignation of an Indemnified Person.

         Section 9.5. Outside  Businesses.  Any Covered Person,  the Sponsor and
                      -------------------
the Institutional Trustee may engage in or possess an interest in other business ventures of any nature or description, independently or with others, similar or dissimilar to the business of the Trust, and the Trust and the Holders of Securities shall have no rights by virtue of this Declaration in and to such independent ventures or the income or profits derived therefrom, and the pursuit of any such venture, even if competitive with the business of the Trust, shall not be deemed wrongful or improper. None of any Covered Person, the Sponsor or the Institutional Trustee shall be obligated to present any particular investment or other opportunity to the Trust even if such opportunity is of a character that, if presented to the Trust, could be taken by the Trust, and any Covered Person, the Sponsor and the Institutional Trustee shall have the right to take for its own account (individually or as a partner or fiduciary) or to recommend to others any such particular investment or other opportunity. Any Covered Person and the Institutional Trustee may engage or be interested in any financial or other transaction with the Sponsor or any Affiliate of the Sponsor, or may act as depositary for, trustee or agent for, or act on any committee or body of holders of, securities or other obligations of the Sponsor or its Affiliates.

         Section 9.6.  Compensation, Fee.  The Sponsor agrees:
                       -----------------

         (a) to pay to the Institutional Trustee from time to time such compensation for all services rendered by it hereunder as the parties shall agree from time to time (which compensation shall not be limited by any provision of law in regard to the compensation of a trustee of an express trust); and

         (b) except as otherwise expressly provided herein, to reimburse the Institutional Trustee upon request for all reasonable expenses, disbursements and advances incurred or made by the Institutional Trustee in accordance with any provision of this Declaration (including the reasonable compensation and the expenses and disbursements of their respective agents and counsel), except any such expense, disbursement or advance as may be attributable to its negligence, bad faith or willful misconduct.

         The provisions of this Section 9.6 shall survive the dissolution of the Trust and the termination of this Declaration and the removal or resignation of the Institutional Trustee.

         No Trustee may claim any lien or charge on any property of the Trust as a result of any amount due pursuant to this Section 9.6.


                                    ARTICLE X
                                   ACCOUNTING

         Section 10.1. Fiscal Year. The fiscal year ("Fiscal Year") of the Trust
                       -----------                    -----------
shall be the calendar year, or such other year as is required by the Code.

         Section 10.2. Certain Accounting Matters.
                       --------------------------

         (a) At all times during the existence of the Trust, the Administrators shall keep, or cause to be kept at the principal office of the Trust in the United States, as defined for purposes of Treasury Regulations section 301.7701-7, full books of account, records and supporting documents, which shall reflect in reasonable detail each transaction of the Trust. The books of account shall be maintained, at the Sponsor's expense, in accordance with generally accepted accounting principles, consistently applied. The books of account and the records of the Trust shall be examined by and reported upon as of the end of each Fiscal Year of the Trust by a firm of independent certified public accountants selected by the Administrators.

         (b) The Administrators shall cause to be duly prepared and delivered to each of the Holders of Securities Form 1099 or such other annual United States federal income tax information statement required by the Code, containing such information with regard to the Securities held by each Holder as is required by the Code and the Treasury Regulations. Notwithstanding any right under the Code to deliver any such statement at a later date, the Administrators shall endeavor to deliver all such statements within 30 days after the end of each Fiscal Year of the Trust.

         (c) The Administrators, at the Sponsor's expense, shall cause to be duly prepared at the principal office of the Trust in the United States, as defined for purposes of Treasury Regulations section 301.7701-7, and filed an annual United States federal income tax return on a Form 1041 or such other form required by United States federal income tax law, and any other annual income tax returns required to be filed by the Administrators on behalf of the Trust with any state or local taxing authority.

         Section 10.3.  Banking.  The Trust shall maintain in the United States,
                        -------
as defined for purposes of Treasury Regulations section 301.7701-7, one or more bank accounts in the name and for the sole benefit of the Trust; provided, however, that all payments of funds in respect of the Debentures held by the Institutional Trustee shall be made directly to the Property Account and no other funds of the Trust shall be deposited in the Property Account. The sole signatories for such accounts (including the Property Account) shall be designated by the Institutional Trustee.

         Section  10.4.  Withholding.  The  Institutional  Trustee or any Paying
                         -----------
Agent and the Administrators shall comply with all withholding requirements under United States federal, state and local law. The Institutional Trustee or any Paying Agent shall request, and each Holder shall provide to the Institutional Trustee or any Paying Agent, such forms or certificates as are necessary to establish an exemption from withholding with respect to the Holder, and any representations and forms as shall reasonably be requested by the Institutional Trustee or any Paying Agent to assist it in determining the extent of, and in fulfilling, its withholding obligations. The Administrators shall file required forms with applicable jurisdictions and, unless an exemption from withholding is properly established by a Holder, shall remit amounts withheld with respect to the Holder to applicable jurisdictions. To the extent that the Institutional Trustee or any Paying Agent is required to withhold and pay over any amounts to any authority with respect to distributions or allocations to any Holder, the amount withheld shall be deemed to be a Distribution in the amount of the withholding to the Holder. In the event of any claimed overwithholding, Holders shall be limited to an action against the applicable jurisdiction. If the amount required to be withheld was not withheld from actual Distributions made, the Institutional Trustee or any Paying Agent may reduce subsequent Distributions by the amount of such withholding.

                                   ARTICLE XI
                             AMENDMENTS AND MEETINGS

         Section 11.1. Amendments.
                       ----------
         (a) Except as otherwise provided in this Declaration or by any applicable terms of the Securities, this Declaration may only be amended by a written instrument approved and executed by the Institutional Trustee and the Company.

         (b) Notwithstanding any other provision of this Article XI, an amendment may be made, and any such purported amendment shall be valid and effective only if:

                  (i) the Institutional Trustee shall have first received

                           (A) an  Officers'  Certificate from each of the Trust
and the Sponsor that such amendment is permitted by, and conforms to, the terms of this Declaration (including the terms of the Securities); and

                           (B) an opinion  of counsel (who may be counsel to the
Sponsor or the Trust) that such amendment is permitted by, and conforms to, the terms of this Declaration (including the terms of the Securities); and

                  (ii) the result of such amendment would not be to

                           (A) cause the  Trust to cease  to be  classified  for
purposes of United States federal income taxation as a grantor trust; or

                           (B) cause the  Trust to be deemed to be an Investment
Company required to be registered under the Investment Company Act.

         (c) Except as provided in Section 11.1 (d), (e) or (h), no amendment shall be made, and any such purported amendment shall be void and ineffective unless the Holders of a Majority in liquidation amount of the Capital Securities shall have consented to such amendment.

         (d) In addition to and notwithstanding any other provision in this Declaration, without the consent of each affected Holder, this Declaration may not be amended to (i) change the amount or timing of any Distribution on the Securities or otherwise adversely affect the amount of any Distribution required to be made in respect of the Securities as of a specified date or change any conversion or exchange provisions or (ii) restrict the right of a Holder to institute suit for the enforcement of any such payment on or after such date.

         (e) Section 8.1(b) and 8. l(c) and this Section 11.1 shall not be amended without the consent of all of the Holders of the Securities.

         (f) Article III shall not be amended without the consent of the Holders of a Majority in liquidation amount of the Common Securities.

         (g) The rights of the Holders of the Capital Securities under Article IV to appoint and remove the Institutional Trustee shall not be amended without the consent of the Holders of a Majority in liquidation amount of the Capital Securities.

         (h) This Declaration may be amended by the Institutional Trustee and the Holders of a Majority in liquidation amount of the Common Securities without the consent of the Holders of the Capital Securities to:

                  (i) cure any ambiguity;

                  (ii) correct or supplement any provision in this Declaration that may be defective or inconsistent with any other provision of this Declaration;

                  (iii) add to the covenants, restrictions or obligations of the Sponsor; or

                  (iv) modify, eliminate or add to any provision of this Declaration to such extent as may be necessary to ensure that the Trust will be classified for United States federal income tax purposes at all times as a grantor trust and will not be required to register as an "investment company" under the Investment Company Act (including without limitation to conform to any change in Rule 3a-5, Rule 3a-7 or any other applicable rule under the Investment

Company Act or written change in interpretation or application thereof by any legislative body, court, government agency or regulatory authority) which amendment does not have a material adverse effect on the rights, preferences or privileges of the Holders of Securities; provided, however, that no such
                                              --------   -------
modification, elimination or addition referred to in clauses (i), (ii) or (iii) shall adversely affect in any material respect the powers, preferences or special rights of Holders of Capital Securities.

         Section 11.2. Meetings of the Holders of Securities;  Action by Written
Consent.               ---------------------------------------------------------
-------

         (a) Meetings of the Holders of any class of Securities may be called at any time by the Administrators (or as provided in the terms of the Securities) to consider and act on any matter on which Holders of such class of Securities are entitled to act under the terms of this Declaration or the terms of the Securities. The Administrators shall call a meeting of the Holders of such class if directed to do so by the Holders of at least 10% in liquidation amount of such class of Securities. Such direction shall be given by delivering to the Administrators one or more calls in a writing stating that the signing Holders of the Securities wish to call a meeting and indicating the general or specific purpose for which the meeting is to be called. Any Holders of the Securities calling a meeting shall specify in writing the Certificates held by the Holders of the Securities exercising the right to call a meeting and only those Securities represented by such Certificates shall be counted for purposes of determining whether the required percentage set forth in the second sentence of this paragraph has been met.

         (b) Except to the extent otherwise provided in the terms of the Securities, the following provisions shall apply to meetings of Holders of the
Securities:

               (i) notice of any such meeting shall be given to all the Holders of the Securities having a right to vote at such meeting at least 7 days and not more than 60 days before the date of such meeting. Whenever a vote, consent or approval of the Holders of the Securities is permitted or required under this Declaration, such vote, consent or approval may be given at a meeting of the Holders of the Securities. Any action that may be taken at a meeting of the Holders of the Securities may be taken without a meeting if a consent in writing setting forth the action so taken is signed by the Holders of the Securities owning not less than the minimum amount of Securities in liquidation amount that would be necessary to authorize or take such action at a meeting at which all Holders of the Securities having a right to vote thereon were present and voting. Prompt notice of the taking of action without a meeting shall be given to the Holders of the Securities entitled to vote who have not consented in writing. The Administrators may specify that any written ballot submitted to the Holders of the Securities for the purpose of taking any action without a meeting shall be returned to the Trust within the time specified by the Administrators;

               (ii) each Holder of a Security may authorize any Person to act for it by proxy on all matters in which a Holder of Securities is entitled to participate, including waiving notice of any meeting, or voting or participating at a meeting. No proxy shall be valid after the expiration of 11 months from the date thereof unless otherwise provided in the proxy. Every proxy shall be revocable at the pleasure of the Holder of the Securities executing it. Except as otherwise provided herein, all matters relating to the giving, voting or validity of proxies shall be governed by the General Corporation Law of the State of Connecticut relating to proxies, and judicial interpretations thereunder, as if the Trust were a Connecticut corporation and the Holders of the Securities were stockholders of a Connecticut corporation; each meeting of the Holders of the Securities shall be conducted by the Administrators or by such other Person that the Administrators may designate; and

               (iii) unless the Statutory Trust Act, this Declaration, or the terms of the Securities otherwise provides, the Administrators, in their sole discretion, shall establish all other provisions relating to meetings of Holders of Securities, including notice of the time, place or purpose of any meeting at which any matter is to be voted on by any Holders of the Securities, waiver of any such notice, action by consent without a meeting, the establishment of a record date, quorum requirements, voting in person or by proxy or any other matter with respect to the exercise of any such right to vote; provided, however,
                                                             --------   -------
          that each meeting shall be conducted in the United States (as that term is defined in Treasury regulations section 301.7701-7).

                                   ARTICLE XII
                    REPRESENTATIONS OF INSTITUTIONAL TRUSTEE

        Section 12.1. Representations and Warranties of Institutional Trustee.
                      -------------------------------------------------------
The initial Institutional Trustee represents and warrants to the Trust and to the Sponsor at the date of this Declaration, and each Successor Institutional Trustee represents and warrants to the Trust and the Sponsor at the time of the Successor Institutional Trustee's acceptance of its appointment as Institutional Trustee, that:

         (a) the Institutional Trustee is a national banking association with trust powers, duly organized and validly existing under the laws of the United States of America with trust power and authority to execute and deliver, and to carry out and perform its obligations under the terms of, this Declaration;

         (b) the execution, delivery and performance by the Institutional Trustee of this Declaration has been duly authorized by all necessary corporate action on the part of the Institutional Trustee. This Declaration has been duly executed and delivered by the Institutional Trustee, and it constitutes a legal, valid and binding obligation of the Institutional Trustee, enforceable against it in accordance with its terms, subject to applicable bankruptcy, reorganization, moratorium, insolvency, and other similar laws affecting creditors' rights generally and to general principles of equity (regardless of whether considered in a proceeding in equity or at law);

         (c) the execution, delivery and performance of this Declaration by the Institutional Trustee does not conflict with or constitute a breach of the charter or bylaws of the Institutional Trustee; and

        (d) no consent, approval or authorization of, or registration with or notice to, any state or federal banking authority is required for the execution, delivery or performance by the Institutional Trustee of this Declaration.

                                  ARTICLE XIII

                                  MISCELLANEOUS

         Section 13.1.  Notices.  All notices  provided for in this  Declaration
                        -------
shall be in writing, duly signed by the party giving such notice, and shall be delivered, telecopied (which telecopy shall be followed by notice delivered or mailed by first class mail) or mailed by first class mail, as follows:

         (a) if given to the Trust in care of the Administrators at the Trust's mailing address set forth below (or such other address as the Trust may give notice of to the Holders of the Securities):

                  c/o First Banks, Inc.
                  600 James S. McDonnell Blvd.
                  Hazelwood, Missouri  63042
                  Attention:  Allen H. Blake
                  Telecopy:  (314) 592-6621

         (b)  if  given  to the  Institutional  Trustee,  at  the  Institutional
Trustee's mailing address set forth below (or such other address as the Institutional Trustee may give notice of to the Holders of the Securities):

                  U.S. Bank National Association
                  225 Asylum Street, Goodwin Square
                  Hartford,  Connecticut 06103
                  Attention: Vice President, Corporate Trust Services
                  Telecopy:  860-244-1889

                  With a copy to:

                  U.S. Bank National Association
                  P.O. Box 778
                  Boston, Massachusetts 02102-0778
                  Attention: Earl W. Dennison, Jr., Corporate Trust Services
                  Telecopy: 617-603-6667

         (c) if given to the Holder of the Common Securities, at the mailing address of the Sponsor set forth below (or such other address as the Holder of the Common Securities may give notice of to the Trust):

                  First Banks, Inc.
                  600 James S. McDonnell Blvd.
                  Hazelwood, Missouri  63042
                  Attention:  Allen H. Blake
                  Telecopy:  (314) 592-6621

         (d) if given to any other Holder, at the address set forth on the books and records of the Trust.

         All such notices shall be deemed to have been given when received in person, telecopied with receipt confirmed, or mailed by first class mail, postage prepaid except that if a notice or other document is refused delivery or cannot be delivered because of a changed address of which no notice was given, such notice or other document shall be deemed to have been delivered on the date of such refusal or inability to deliver.

         Section 13.2.  Governing  Law. This  Declaration  and the rights of the
                        --------------
parties hereunder shall be governed by and interpreted in accordance with the law of the State of Connecticut and all rights and remedies shall be governed by such laws without regard to the principles of conflict of laws of the State of Connecticut or any other jurisdiction that would call for the application of the law of any jurisdiction other than the State of Connecticut; provided, however,
                                                              --------  -------
that there shall not be applicable to the Trust, the Institutional Trustee or this Declaration any provision of the laws (statutory or common) of the State of Connecticut pertaining to trusts that relate to or regulate, in a manner inconsistent with the terms hereof (a) the filing with any court or governmental body or agency of trustee accounts or schedules of trustee fees and charges, (b) affirmative requirements to post bonds for trustees, officers, agents or employees of a trust, (c) the necessity for obtaining court or other governmental approval concerning the acquisition, holding or disposition of real or personal property, (d) fees or other sums payable to trustees, officers, agents or employees of a trust, (e) the allocation of receipts and expenditures to income or principal, or (f) restrictions or limitations on the permissible nature, amount or concentration of trust investments or requirements relating to the titling, storage or other manner of holding or investing trust assets.

         Section 13.3. Intention of the Parties. It  is  the  intention  of  the
                       ------------------------
parties hereto that the Trust be classified for United States federal income tax purposes as a grantor trust. The provisions of this Declaration shall be interpreted to further this intention of the parties.

         Section 13.4.  Headings.  Headings  contained in this  Declaration  are
                        --------
inserted for convenience of reference only and do not affect the interpretation of this Declaration or any provision hereof.

         Section 13.5. Successors and Assigns.  Whenever in this Declaration any
                       ----------------------
of the parties hereto is named or referred to, the successors and assigns of such party shall be deemed to be included, and all covenants and agreements in this Declaration by the Sponsor and the Institutional Trustee shall bind and inure to the benefit of their respective successors and assigns, whether or not so expressed.

         Section  13.6.  Partial  Enforceability.   If  any  provision  of  this
                         -----------------------
Declaration, or the application of such provision to any Person or circumstance, shall be held invalid, the remainder of this Declaration, or the application of such provision to persons or circumstances other than those to which it is held invalid, shall not be affected thereby.

         Section 13.7. Counterparts.  This Declaration may contain more than one
                       ------------
counterpart of the signature page and this Declaration may be executed by the affixing of the signature of each of the Institutional Trustee and Administrators to any of such counterpart signature pages. All of such counterpart signature pages shall be read as though one, and they shall have the same force and effect as though all of the signers had signed a single signature page.


                     Signatures appear on the following page

         IN WITNESS WHEREOF, the undersigned have caused these presents to be executed as of the day and year first above written.

                                    U.S.  BANK NATIONAL ASSOCIATION,
                                    as Institutional Trustee


                                    By: /s/ Earl W. Dennison, Jr.
                                    -------------------------------
                                    Name:   Earl W. Dennison, Jr.
                                    Title:  Vice President


                                    FIRST BANKS, INC., as Sponsor


                                    By: /s/ Allen H. Blake
                                    -------------------------------
                                    Name:   Allen H. Blake
                                    Title:  President


                                    FIRST BANK STATUTORY TRUST


                                    By: /s/ Allen H. Blake
                                    -------------------------------
                                    Name:   Allen H. Blake
                                    Title:  Administrator


                                    By: /s/ Terrance M. McCarthy
                                    -------------------------------
                                    Name:   Terrance M. McCarthy
                                    Title:  Administrator



                                    By: /s/ Lisa K. Vansickle
                                    -------------------------------
                                    Name:   Lisa K. Vansickle
                                    Title:  Administrator

                                     ANNEX I

                               TERMS OF SECURITIES

         Pursuant to Section 6.1 of the Amended and Restated Declaration of Trust, dated as of March 20, 2003 (as amended from time to time, the "Declaration"), the designation, rights, privileges, restrictions, preferences and other terms and provisions of the Capital Securities and the Common Securities are set out below (each capitalized term used but not defined herein has the meaning set forth in the Declaration):

        1. Designation and Number.
           ----------------------

          (a) 25,000 8.10% Capital Securities of First Bank Statutory Trust (the "Trust"), with an aggregate stated liquidation amount with respect to the
      -----
assets of the Trust of Twenty-Five Million Dollars ($25,000,000) and a stated liquidation amount with respect to the assets of the Trust of $1,000.00 per Capital Security, are hereby designated for the purposes of identification only as the "Capital Securities." The Capital Security Certificates evidencing the
        -------------------
Capital Securities shall be substantially in the form of Exhibit A-1 to the Declaration, with such changes and additions thereto or deletions therefrom as may be required by ordinary usage, custom or practice.

          (b)  774  8.10%   Common   Securities   of  the  Trust  (the   "Common
                                                                          ------
Securities") will be evidenced by Common Security Certificates  substantially in
----------
the form of Exhibit A-2 to the Declaration, with such changes and additions thereto or deletions therefrom as may be required by ordinary usage, custom or practice.

         2. Distributions.
            -------------

         (a) Distributions will be payable on each Security for the period beginning on (and including) the date of original issuance and ending on (but excluding) March 31, 2003 and for each successive period beginning on (and including) March 31, 2003, and each succeeding Distribution Payment Date, and ending on (but excluding) the next succeeding Distribution Payment Date (each, a "Distribution Period") at a rate per annum equal to 8.10% (the "Coupon Rate"),
 --------------------                                            ------------
applied to the stated liquidation amount thereof, such rate being the rate of interest payable on the Debentures to be held by the Institutional Trustee.

         Distributions in arrears for more than one quarterly period will bear interest thereon compounded quarterly at the Coupon Rate (to the extent permitted by law). A Distribution is payable only to the extent that payments are made in respect of the Debentures held by the Institutional Trustee and to the extent the Institutional Trustee has funds available therefor. In the event that any date on which a Distribution is payable on the Securities is not a Business Day, then payment of interest payable on such date shall be made on the next succeeding day which is a Business Day (and without any interest or other payment in respect of any such delay), with the same force and effect as if made on the date such payment was originally payable. The amount of interest payable for any Distribution Period will be calculated by applying the Coupon Rate to the principal amount outstanding at the commencement of the Distribution Period and multiplying each such amount by the actual number of days in the Distribution Period concerned divided by 360. All percentages resulting from any calculations on the Capital Securities will be rounded, if necessary, to the nearest one hundred-thousandth of a percentage point, with five one-millionths of a percentage point rounded upward (e.g., 9.876545% or .09876545 being rounded to 9.87655% or .0987655), and all dollar amounts used in or resulting from such calculation will be rounded to the nearest cent (with one-half cent being rounded upward).

         (b) Distributions on the Securities will be cumulative, will accrue from the date of original issuance, and will be payable, subject to extension of distribution payment periods as described herein, quarterly in arrears on March 31, June 30, September 30 and December 31 of each year and on the Maturity Date, commencing on March 31, 2003 (each a "Distribution Payment Date") when, as and
                                       --------------------------
if available for payment. The Debenture Issuer has the right under the Indenture to defer payments of interest on the Debentures, so long as no Indenture Event of Default has occurred and is continuing, by deferring the payment of interest on the Debentures for up to 20 consecutive quarterly periods (each an "Extension
                                                                       ---------
Period") at any time and from time to time, subject to the conditions  described
------
below, although such interest would continue to accrue on the Debentures at the Coupon Rate compounded quarterly (to the extent permitted by law) during any Extension Period. No Extension Period may end on a date other than a Distribution Payment Date. At the end of any such Extension Period the Debenture Issuer shall pay all interest then accrued and unpaid on the Debentures (together with Additional Interest thereon); provided, however, that no
                                                   --------   -------
Extension  Period may extend  beyond the  Maturity  Date and  provided  further,
                                                              -----------------
however,  during  any  such  Extension  Period,  the  Debenture  Issuer  and its
-------
Affiliates shall not (i) declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of the Debenture Issuer's or its Affiliates' capital stock (other than payments of dividends or distributions to the Debenture Issuer) or make any guarantee payments with respect to the foregoing, or (ii) make any payment of principal of or interest or premium, if any, on or repay, repurchase or redeem any debt securities of the Debenture Issuer or any Affiliate that rank pari passu in all respects with or junior in interest to the Debentures (other than, with respect to clauses (i) and (ii) above, (a) repurchases, redemptions or other acquisitions of shares of capital stock of the Debenture Issuer in connection with any employment contract, benefit plan or other similar arrangement with or for the benefit of one or more employees, officers, directors or consultants, in connection with a dividend reinvestment or stockholder stock purchase plan or in connection with the issuance of capital stock of the Debenture Issuer (or securities convertible into or exercisable for such capital stock) as consideration in an acquisition transaction entered into prior to the applicable Extension Period, (b) as a result of any exchange or conversion of any class or series of the Debenture Issuer's capital stock (or any capital stock of a subsidiary of the Debenture Issuer) for any class or series of the Debenture Issuer's capital stock or of any class or series of the Debenture Issuer's indebtedness for any class or series of the Debenture Issuer's capital stock,
(c) the purchase of fractional interests in shares of the Debenture Issuer's capital stock pursuant to the conversion or exchange provisions of such capital stock or the security being converted or exchanged, (d) any declaration of a dividend in connection with any stockholders' rights plan, or the issuance of rights, stock or other property under any stockholders' rights plan, or the redemption or repurchase of rights pursuant thereto, (e) any dividend in the form of stock, warrants, options or other rights where the dividend stock or the stock issuable upon exercise of such warrants, options or other rights is the same stock as that on which the dividend is being paid or ranks pari passu with or junior to such stock and any cash payments in lieu of fractional shares issued in connection therewith, or (f) payments under the Capital Securities Guarantee). Prior to the termination of any Extension Period, the Debenture
Issuer may further extend such period, provided that such period together with all such previous and further consecutive extensions thereof shall not exceed 20 consecutive quarterly periods, or extend beyond the Maturity Date. Upon the termination of any Extension Period and upon the payment of all accrued and unpaid interest and Additional Interest, the Debenture Issuer may commence a new Extension Period, subject to the foregoing requirements. No interest or Additional Interest shall be due and payable during an Extension Period, except at the end thereof, but each installment of interest that would otherwise have been due and payable during such Extension Period shall bear Additional Interest. If Distributions are deferred, the Distributions due shall be paid on the date that the related Extension Period terminates to Holders of the Securities as they appear on the books and records of the Trust on the record date immediately preceding such date. Distributions on the Securities must be paid on the dates payable (after giving effect to any Extension Period) to the extent that the Trust has funds available for the payment of such distributions in the Property Account of the Trust. The Trust's funds available for Distribution to the Holders of the Securities will be limited to payments received from the Debenture Issuer. The payment of Distributions out of moneys held by the Trust is guaranteed by the Guarantor pursuant to the Guarantee.

         (c) Distributions on the Securities will be payable to the Holders thereof as they appear on the books and records of the Trust on the relevant record dates. The relevant record dates shall be 15 days before the relevant Distribution Payment Date; provided, however, that the record date for the
Distribution Payment Date of March 31, 2003 shall be March 20, 2003. Distributions payable on any Securities that are not punctually paid on any Distribution Payment Date, as a result of the Debenture Issuer having failed to make a payment under the Debentures, as the case may be, when due (taking into account any Extension Period), will cease to be payable to the Person in whose name such Securities are registered on the relevant record date, and such defaulted Distribution will instead be payable to the Person in whose name such Securities are registered on the special record date or other specified date determined in accordance with the Indenture. If any date on which Distributions are payable on the Securities is not a Business Day, then payment of the Distribution payable on such date will be made on the next succeeding day that is a Business Day (and without any interest or other payment in respect of any such delay) with the same force and effect as if made on such payment date.

         (d) In the event that there is any money or other property held by or for the Trust that is not accounted for hereunder, such property shall be distributed Pro Rata (as defined herein) among the Holders of the Securities.

         3.  Liquidation  Distribution  Upon  Dissolution.  In the  event of the
             --------------------------------------------
voluntary or involuntary liquidation, dissolution, winding-up or termination of the Trust (each a "Liquidation") other than in connection with a redemption of
                    -----------
the Debentures, the Holders of the Securities will be entitled to receive out of the assets of the Trust available for distribution to Holders of the Securities, after satisfaction of liabilities to creditors of the Trust (to the extent not satisfied by the Debenture Issuer), distributions equal to the lesser of (i) the aggregate of the stated liquidation amount of $1,000.00 per Security plus accrued and unpaid Distributions thereon to the date of payment, to the extent the Trust shall have funds available therefor, and (ii) the amount of assets of the Trust remaining available for distribution to Holders in liquidation of the Trust (such amount being, in either case, the "Liquidation Distribution"),
                                                    -------------------------
unless in connection with such Liquidation, the Debentures in aggregate stated principal amount equal to the aggregate stated liquidation amount of such Securities, with an interest rate equal to the Coupon Rate of, and bearing accrued and unpaid interest in an amount equal to the accrued and unpaid Distributions on, and having the same record date as, such Securities, after paying or making reasonable provision to pay all claims and obligations of the Trust in accordance with the Statutory Trust Act, shall be distributed on a Pro Rata basis to the Holders of the Securities in exchange for such Securities.

         The Sponsor, as the Holder of all of the Common Securities, has the right at any time to dissolve the Trust (including, without limitation, upon the occurrence of a Special Event), subject to the receipt by the Debenture Issuer of prior approval from the Board of Governors of the Federal Reserve System and any successor federal agency that is primarily responsible for regulating the activities of the Sponsor (the "Federal Reserve"), if the Sponsor is a bank
                                   ----------------
holding company, or from the Office of Thrift Supervision and any successor federal agency that is primarily responsible for regulating the activities of the Sponsor, (the "OTS") if the Sponsor is a savings and loan holding company,
                    ---
in either case if then required under applicable capital guidelines or policies of the Federal Reserve or OTS, as applicable, and, after satisfaction of liabilities to creditors of the Trust, cause the Debentures to be distributed to the Holders of the Securities on a Pro Rata basis in accordance with the aggregate stated liquidation amount thereof.

         If a Liquidation  of the Trust occurs as described in clause (i), (ii),
(iii) or (v) in Section 7.1(a) of the Declaration, the Trust shall be liquidated by the Institutional Trustee as expeditiously as it determines to be possible by distributing, after satisfaction of liabilities to creditors of the Trust, to the Holders of the Securities, the Debentures on a Pro Rata basis to the extent not satisfied by the Debenture Issuer, unless such distribution is determined by the Institutional Trustee not to be practical, in which event such Holders will be entitled to receive out of the assets of the Trust available for distribution to the Holders, after satisfaction of liabilities to creditors of the Trust to the extent not satisfied by the Debenture Issuer, an amount equal to the Liquidation Distribution. An early Liquidation of the Trust pursuant to clause
(iv) of Section 7.1(a) of the Declaration shall occur if the Institutional Trustee determines that such Liquidation is possible by distributing, after satisfaction of liabilities to creditors of Trust, to the Holders of the Securities on a Pro Rata basis, the Debentures, and such distribution occurs.

         If, upon any such Liquidation the Liquidation Distribution can be paid only in part because the Trust has insufficient assets available to pay in full the aggregate Liquidation Distribution, then the amounts payable directly by the Trust on such Capital Securities shall be paid to the Holders of the Trust Securities on a Pro Rata basis, except that if an Event of Default has occurred and is continuing, the Capital Securities shall have a preference over the Common Securities with regard to such distributions.

         After the date for any distribution of the Debentures upon dissolution of the Trust (i) the Securities of the Trust will be deemed to be no longer outstanding, (ii) upon surrender of a Holder's Securities certificate, such Holder of the Securities will receive a certificate representing the Debentures, or, at the Holder's request, a global debenture representing all or part of the Debentures, to be delivered upon such distribution, and (iii) any certificates representing the Securities still outstanding will be deemed to represent undivided beneficial interests in such of the Debentures as have an aggregate principal amount equal to the aggregate stated liquidation amount with an interest rate identical to the Coupon Rate of, and bearing accrued and unpaid interest equal to accrued and unpaid distributions on, the Securities until such certificates are presented to the Debenture Issuer or its agent for transfer or reissuance (and until such certificates are so surrendered, no payments of interest or principal shall be made to Holders of Securities in respect of any payments due and payable under the Debentures), and (iv) all rights of Holders of Securities under the Declaration shall cease, except the right of such Holders to receive Debentures upon surrender of certificates representing such Securities.

         4. Redemption and Distribution.
            ---------------------------

           (a) The Debentures will mature on March 20, 2033. The Debentures may be redeemed by the Debenture Issuer, in whole or in part at any time and from time to time at any Distribution Payment Date on or after March 20, 2008, at the Redemption Price. In addition, the Debentures may be redeemed by the Debenture Issuer in whole, but not in part, at any Distribution Payment Date, within 120 days after the occurrence of a Special Event at the Redemption Price, upon not less than 30 nor more than 60 days' notice to holders of such Debentures and so long as such Special Event is continuing. In each case, the right of the Debenture Issuer to redeem the Debentures is subject to the Debenture Issuer having received prior approval from the Federal Reserve (if the Debenture Issuer is a bank holding company) or prior approval from the OTS (if the Debenture Issuer is a savings and loan holding company), in each case if then required under applicable capital guidelines or policies of the applicable federal agency.

        "Capital Treatment Event" means the receipt by the Debenture Issuer and
         -----------------------
the Trust of an opinion of counsel experienced in such matters to the effect that, as a result of the occurrence of any amendment to, or change (including any announced prospective change) in, the laws, rules or regulations of the United States or any political subdivision thereof or therein, or as the result of any official or administrative pronouncement or action or decision interpreting or applying such laws, rules or regulations, which amendment or change is effective or which pronouncement, action or decision is announced on or after the date of original issuance of the Debentures, there is more than an insubstantial risk that the Sponsor will not, within 90 days of the date of such opinion, be entitled to treat an amount equal to the aggregate liquidation amount of the Debentures as "Tier 1 Capital" (or its then equivalent) for purposes of the capital adequacy guidelines of the Federal Reserve, as then in effect and applicable to the Sponsor (or if the Sponsor is not a bank holding company, such guidelines applied to the Sponsor as if the Sponsor were subject to such guidelines); provided, however, that the inability of the Sponsor to
                       --------   -------
treat all or any portion of the liquidation amount of the Debentures as Tier 1 Capital shall not constitute the basis for a Capital Treatment Event, if such inability results from the Sponsor having cumulative preferred stock, minority interests in consolidated subsidiaries, or any other class of security or interest which the Federal Reserve or OTS, as applicable, may now or hereafter accord Tier 1 Capital treatment in excess of the amount which may now or hereafter qualify for treatment as Tier 1 Capital under applicable capital adequacy guidelines; provided further, however, that the distribution of
                       --------  -------   -------
Debentures in connection with the Liquidation of the Trust shall not in and of itself constitute a Capital Treatment Event unless such Liquidation shall have occurred in connection with a Tax Event or an Investment Company Event.

         "Investment  Company  Event" means the receipt by the Debenture  Issuer
          --------------------------
and the Trust of an opinion of counsel experienced in such matters to the effect that, as a result of the occurrence of a change in law or regulation or written change (including any announced prospective change) in interpretation or application of law or regulation by any legislative body, court, governmental agency or regulatory authority, there is more than an insubstantial risk that the Trust is or will be considered an Investment Company that is required to be registered under the Investment Company Act which change or prospective change becomes effective or would become effective, as the case may be, on or after the date of the issuance of the Debentures.

         "Maturity Date" means March 20, 2033.
          -------------

         "Redemption  Date" shall mean the  Distribution  Payment Date fixed for
          ----------------
the redemption of Capital Securities.

         "Redemption Price" means 100% of the principal amount of the Debentures
          ----------------
being redeemed, plus accrued and unpaid interest on such Debentures to the Redemption Date.

        "Special Event" means a Tax  Event, an  Investment  Company  Event or  a
         -------------
Capital Treatment Event.

         "Tax Event" means the receipt by the Debenture  Issuer and the Trust of
          ---------
an opinion of counsel experienced in such matters to the effect that, as a result of any amendment to or change (including any announced prospective change) in the laws or any regulations thereunder of the United States or any political subdivision or taxing authority thereof or therein, or as a result of any official administrative pronouncement (including any private letter ruling, technical advice memorandum, field service advice, regulatory procedure, notice or announcement including any notice or announcement of intent to adopt such procedures or regulations (an "Administrative Action")) or judicial decision
                                 -----------------------
interpreting or applying such laws or regulations, regardless of whether such Administrative Action or judicial decision is issued to or in connection with a proceeding involving the Debenture Issuer or the Trust and whether or not subject to review or appeal, which amendment, clarification, change, Administrative Action or decision is enacted, promulgated or announced, in each case on or after the date of original issuance of the Debentures, there is more than an insubstantial risk that: (i) the Trust is, or will be within 90 days of the date of such opinion, subject to United States federal income tax with respect to income received or accrued on the Debentures; (ii) interest payable by the Debenture Issuer on the Debentures is not or within 90 days of the date of such opinion, will not be, deductible by the Debenture Issuer, in whole or in part, for United States federal income tax purposes; or (iii) the Trust is, or will be within 90 days of the date of such opinion, subject to more than a de minimis amount of other taxes, duties or other governmental charges. Provided, however, if the Company may eliminate the results described in (i) through (iii) of such Administrative Action or judicial decision interpreting or applying such laws or regulations by taking some ministerial action, such as filing a form or making an election, or pursuing some other similar reasonable measure which has no adverse effect on the Company, the Trustee, the Trust or the Holders of the Capital Securities issued by the Trust, such Administrative Action or judicial decision shall not be deemed a Tax Event.

         (b) Upon the repayment in full at maturity or in whole or in part upon redemption of the Debentures (other than following the distribution of the Debentures to the Holders of the Securities), the proceeds from such repayment or payment shall concurrently be applied to redeem Pro Rata at the applicable Redemption Price, Securities having an aggregate liquidation amount equal to the aggregate principal amount of the Debentures so repaid or redeemed, provided,
                                                                       --------
however,  that  holders of such  Securities  shall be given not less than 30 nor
-------
more than 60 days' notice of such redemption (other than at the scheduled maturity of the Debentures).

         (c) If fewer than all the outstanding Securities are to be so redeemed, the Common Securities and the Capital Securities will be redeemed Pro Rata and the Capital Securities to be redeemed will be redeemed Pro Rata from each Holder of Capital Securities.

         (d) The Trust may not redeem fewer than all the outstanding Capital Securities unless all accrued and unpaid Distributions have been paid on all Capital Securities for all quarterly Distribution periods terminating on or before the date of redemption.

         (e) Redemption or Distribution Procedures.
             -------------------------------------

               (i) Notice of any redemption of or notice of distribution of the Debentures in exchange for, the Securities (a "Redemption/Distribution
                                                         -----------------------
          Notice")  will be  given  by the  Trust  by mail  to  each  Holder  of
          ------
          Securities to be redeemed or exchanged not fewer than 30 nor more than 60 days before the date fixed for redemption or exchange thereof which, in the case of a redemption, will be the date fixed for redemption of the Debentures. For purposes of the calculation of the date of redemption or exchange and the dates on which notices are given pursuant to this paragraph 4(e)(i), a Redemption/Distribution Notice shall be deemed to be given on the day such notice is first mailed by first-class mail, postage prepaid, to Holders of such Securities. Each Redemption/Distribution Notice shall be addressed to the Holders of such Securities at the address of each such Holder appearing on the books and records of the Trust. No defect in the Redemption/Distribution Notice or in the mailing thereof with respect to any Holder shall affect the validity of the redemption or exchange proceedings with respect to any other Holder.

               (ii) If the Securities are to be redeemed and the Trust gives a Redemption/ Distribution Notice, which notice may only be issued if the Debentures are redeemed as set out in this paragraph 4 (which notice will be irrevocable), then, provided that the Institutional Trustee has a sufficient amount of cash in connection with the related redemption or maturity of the Debentures, the Institutional Trustee will, with respect to Book-Entry Capital Securities, on the Redemption

          Date, irrevocably deposit with the Depositary for such Book-Entry Capital Securities, to the extent available therefor, funds sufficient to pay the relevant Redemption Price and will give such Depositary irrevocable instructions and authority to pay the Redemption Price to the Owners of the Capital Securities. With respect to Capital Securities that are not Book-Entry Capital Securities, the Institutional Trustee will pay, to the extent available therefor, the relevant Redemption Price to the Holders of such Securities by check mailed to the address of each such Holder appearing on the books and records of the Trust on the Redemption Date. If a
          Redemption/Distribution Notice shall have been given and funds deposited as required then immediately prior to the close of business on the date of such deposit Distributions will cease to accrue on the Securities so called for redemption and all rights of Holders of such Securities so called for redemption will cease, except the right of the Holders of such Securities (or portion thereof) to receive the applicable Redemption Price specified in paragraph 4(a), but without interest on such Redemption Price. If any date fixed for redemption of Securities is not a Business Day, then payment of any such Redemption Price payable on such date will be made on the next succeeding day that is a Business Day (and without any interest or other payment in respect of any such delay) with the same force and effect as if made on such date fixed for redemption. If payment of the Redemption Price in respect of any Securities is improperly withheld or refused and not paid either by the Trust or by the Debenture Issuer as guarantor pursuant to the Guarantee, Distributions on such Securities will continue to accrue at the Coupon Rate from the original Redemption Date to the actual date of payment, in which case the actual payment date will be considered the date fixed for redemption for purposes of calculating the Redemption Price. In the event of any redemption of the Capital Securities issued by the Trust in part, the Trust shall not be required to (i) issue, register the transfer of or exchange any Security during a period beginning at the opening of business 15 days before any selection for redemption of the Capital Securities and ending at the close of business on the earliest date on which the relevant notice of redemption is deemed to have been given to all Holders of the Capital Securities to be so redeemed or (ii) register the transfer of or exchange any Capital Securities so selected for redemption, in whole or in part except for the unredeemed portion of any Capital Securities being redeemed in part.

               (iii) Redemption/Distribution Notices shall be sent by the Administrators on behalf of the Trust (A) in respect of the Capital Securities, the Holders thereof and (B) in respect of the Common Securities, to the Holder thereof.

               (iv) Subject to the foregoing and applicable law (including, without limitation, United States federal securities laws), and provided that the acquiror is not the Holder of the Common Securities or the obligor under the Indenture, the Sponsor or any of its subsidiaries may at any time and from time to time purchase outstanding Capital Securities by tender, in the open market or by private agreement.

         5. Voting Rights - Capital Securities.
            ----------------------------------

         (a) Except as provided under paragraphs 5(b) and 7 and as otherwise required by law and the Declaration, the Holders of the Capital Securities will have no voting rights. The Administrators are required to call a meeting of the Holders of the Capital Securities if directed to do so by Holders of at least 10% in liquidation amount of the Capital Securities.

         (b) Subject to the requirements of obtaining a tax opinion by the Institutional Trustee in certain circumstances set forth in the last sentence of this paragraph, the Holders of a Majority in liquidation amount of the Capital Securities, voting separately as a class, have the right to direct the time, method, and place of conducting any proceeding for any remedy available to the Institutional Trustee, or exercising any trust or power conferred upon the Institutional Trustee under the Declaration, including the right to direct the Institutional Trustee, as holder of the Debentures, to (i) exercise the remedies available under the Indenture as the holder of the Debentures, (ii) waive any past default that is waivable under the Indenture, (iii) exercise any right to rescind or annul a declaration that the principal of all the Debentures shall be due and payable or (iv) consent on behalf of all the Holders of the Capital Securities to any amendment, modification or termination of the Indenture or the Debentures where such consent shall be required; provided, however, that, where
                                                  --------  -------
a consent or action under the Indenture would require the consent or act of the holders of greater than a simple majority in aggregate principal amount of Debentures (a "Super Majority") affected thereby, the Institutional Trustee may
               --------------
only give such consent or take such action at the written direction of the Holders of at least the proportion in liquidation amount of the Capital Securities outstanding which the relevant Super Majority represents of the aggregate principal amount of the Debentures outstanding. If the Institutional Trustee fails to enforce its rights under the Debentures after the Holders of a Majority in liquidation amount of such Capital Securities have so directed the Institutional Trustee, to the fullest extent permitted by law, a Holder of the Capital Securities may institute a legal proceeding directly against the Debenture Issuer to enforce the Institutional Trustee's rights under the Debentures without first instituting any legal proceeding against the Institutional Trustee or any other person or entity. Notwithstanding the foregoing, if an Event of Default has occurred and is continuing and such event is attributable to the failure of the Debenture Issuer to pay interest or principal on the Debentures on the date the interest or principal is payable (or in the case of redemption, the Redemption Date), then a Holder of record of the Capital Securities may directly institute a proceeding for enforcement of payment on or after the respective due dates specified in the Debentures, to such Holder directly of the principal of or interest on the Debentures having an aggregate principal amount equal to the aggregate liquidation amount of the Capital Securities of such Holder. The Institutional Trustee shall notify all Holders of the Capital Securities of any default actually known to the Institutional Trustee with respect to the Debentures unless (x) such default has been cured prior to the giving of such notice or (y) the Institutional Trustee determines in good faith that the withholding of such notice is in the interest of the Holders of such Capital Securities, except where the default relates to the payment of principal of or interest on any of the Debentures. Such notice shall state that such Indenture Event of Default also constitutes an Event of Default hereunder. Except with respect to directing the time, method and place of conducting a proceeding for a remedy, the Institutional Trustee shall not take any of the actions described in clauses (i), (ii) or (iii) above unless the Institutional Trustee has obtained an opinion of tax counsel to the effect that, as a result of such action, the Trust will not be classified as other than a grantor trust for United States federal income tax purposes.

         In the event the consent of the Institutional Trustee, as the holder of the Debentures is required under the Indenture with respect to any amendment, modification or termination of the Indenture, the Institutional Trustee shall request the direction of the Holders of the Securities with respect to such amendment modification or termination and shall vote with respect to such amendment, modification or termination as directed by a Majority in liquidation amount of the Securities voting together as a single class; provided, however,
                                                             --------   -------
that where a consent under the Indenture would require the consent of a Super Majority, the Institutional Trustee may only give such consent at the direction of the Holders of at least the proportion in liquidation amount of the Securities outstanding which the relevant Super Majority represents of the aggregate principal amount of the Debentures outstanding. The Institutional Trustee shall not take any such action in accordance with the directions of the Holders of the Securities unless the Institutional Trustee has obtained an opinion of tax counsel to the effect that, as a result of such action, the Trust will not be classified as other than a grantor trust for United States federal income tax purposes.

         A waiver of an Indenture Event of Default will constitute a waiver of the corresponding Event of Default hereunder. Any required approval or direction of Holders of the Capital Securities may be given at a separate meeting, of Holders of the Capital Securities convened for such purpose, at a meeting of all of the Holders of the Securities in the Trust or pursuant to written consent. The Institutional Trustee will cause a notice of any meeting at which Holders of the Capital Securities are entitled to vote, or of any matter upon which action by written consent of such Holders is to be taken, to be mailed to each Holder of record of the Capital Securities. Each such notice will include a statement setting forth the following information (i) the date of such meeting or the date by which such action is to be taken, (ii) a description of any resolution proposed for adoption at such meeting on which such Holders are entitled to vote or of such matter upon which written consent is sought and (iii) instructions for the delivery of proxies or consents. No vote or consent of the Holders of the Capital Securities will be required for the Trust to redeem and cancel Capital Securities or to distribute the Debentures in accordance with the Declaration and the terms of the Securities.

         Notwithstanding that Holders of the Capital Securities are entitled to vote or consent under any of the circumstances described above, any of the Capital Securities that are owned by the Sponsor or any Affiliate of the Sponsor shall not entitle the Holder thereof to vote or consent and shall, for purposes of such vote or consent, be treated as if such Capital Securities were not outstanding.

         In no event will Holders of the Capital Securities have the right to vote to appoint, remove or replace the Administrators, which voting rights are vested exclusively in the Sponsor as the Holder of all of the Common Securities of the Trust. Under certain circumstances as more fully described in the Declaration, Holders of Capital Securities have the right to vote to appoint, remove or replace the Institutional Trustee.

         6. Voting Rights - Common Securities.
            ---------------------------------

         (a) Except as provided under paragraphs 6(b), 6(c) and 7 and as otherwise required by law and the Declaration, the Common Securities will have no voting rights.

         (b) The Holders of the Common Securities are entitled, in accordance with Article IV of the Declaration, to vote to appoint, remove or replace any Administrators.

         (c) Subject to Section 6.9 of the Declaration and only after each Event of Default (if any) with respect to the Capital Securities has been cured, waived, or otherwise eliminated and subject to the requirements of the second to last sentence of this paragraph, the Holders of a Majority in liquidation amount of the Common Securities, voting separately as a class, may direct the time, method, and place of conducting any proceeding for any remedy available to the Institutional Trustee, or exercising any trust or power conferred upon the Institutional Trustee under the Declaration, including (i) directing the time, method, place of conducting any proceeding for any remedy available to the Debenture Trustee, or exercising any trust or power conferred on the Debenture Trustee with respect to the Debentures, (ii) waive any past default and its consequences that is waivable under the Indenture, or (iii) exercise any right to rescind or annul a declaration that the principal of all the Debentures shall be due and payable; provided, however, that, where a consent or action under the
                    --------  -------
Indenture would require a Super Majority, the Institutional Trustee may only give such consent or take such action at the written direction of the Holders of at least the proportion in liquidation amount of the Common Securities which the relevant Super Majority represents of the aggregate principal amount of the Debentures outstanding. Notwithstanding this paragraph 6(c), the Institutional Trustee shall not revoke any action previously authorized or approved by a vote or consent of the Holders of the Capital Securities. Other than with respect to directing the time, method and place of conducting any proceeding for any remedy available to the Institutional Trustee or the Debenture Trustee as set forth above, the Institutional Trustee shall not take any action described in (i),
(ii) or (iii) above, unless the Institutional Trustee has obtained an opinion of tax counsel to the effect that for the purposes of United States federal income tax the Trust will not be classified as other than a grantor trust on account of such action. If the Institutional Trustee fails to enforce its rights under the Declaration to the fullest extent permitted by law, any Holder of the Common Securities may institute a legal proceeding directly against any Person to enforce the Institutional Trustee's rights under the Declaration, without first instituting a legal proceeding against the Institutional Trustee or any other Person.

         Any approval or direction of Holders of the Common Securities may be given at a separate meeting of Holders of the Common Securities convened for such purpose, at a meeting of all of the Holders of the Securities in the Trust or pursuant to written consent. The Administrators will cause a notice of any meeting at which Holders of the Common Securities are entitled to vote, or of any matter upon which action by written consent of such Holders is to be taken, to be mailed to each Holder of the Common Securities. Each such notice will include a statement setting forth (i) the date of such meeting or the date by which such action is to be taken, (ii) a description of any resolution proposed for adoption at such meeting on which such Holders are entitled to vote or of such matter upon which written consent is sought and (iii) instructions for the delivery of proxies or consents.

         No vote or consent of the Holders of the Common Securities will be required for the Trust to redeem and cancel Common Securities or to distribute the Debentures in accordance with the Declaration and the terms of the Securities.

         7. Amendments to Declaration and Indenture.
            ---------------------------------------

         (a) In addition to any requirements under Section 11.1 of the Declaration, if any proposed amendment to the Declaration provides for, or the Institutional Trustee, Sponsor or Administrators otherwise propose to effect,
(i) any action that would adversely affect the powers, preferences or special rights of the Securities, whether by way of amendment to the Declaration or otherwise, or (ii) the Liquidation of the Trust, other than as described in
Section 7.1 of the Declaration, then the Holders of outstanding Securities, voting together as a single class, will be entitled to vote on such amendment or proposal and such amendment or proposal shall not be effective except with the approval of the Holders of at least a Majority in liquidation amount of the Securities, affected thereby; provided, however, if any amendment or proposal
                                --------   -------
referred to in clause (i) above would adversely affect only the Capital Securities or only the Common Securities, then only the affected class will be entitled to vote on such amendment or proposal and such amendment or proposal shall not be effective except with the approval of a Majority in liquidation amount of such class of Securities.

         (b) In the event the consent of the Institutional Trustee as the holder of the Debentures is required under the Indenture with respect to any amendment, modification or termination of the Indenture or the Debentures, the Institutional Trustee shall request the written direction of the Holders of the Securities with respect to such amendment, modification or termination and shall vote with respect to such amendment, modification, or termination as directed by a Majority in liquidation amount of the Securities voting together as a single class; provided, however, that where a consent under the Indenture would require
       --------  -------
a Super Majority, the Institutional Trustee may only give such consent at the direction of the Holders of at least the proportion in liquidation amount of the Securities which the relevant Super Majority represents of the aggregate principal amount of the Debentures outstanding.

         (c) Notwithstanding the foregoing, no amendment or modification may be made to the Declaration if such amendment or modification would (i) cause the Trust to be classified for purposes of United States federal income taxation as other than a grantor trust, (ii) reduce or otherwise adversely affect the powers of the Institutional Trustee or (iii) cause the Trust to be deemed an Investment Company which is required to be registered under the Investment Company Act.

         (d) Notwithstanding any provision of the Declaration, the right of any Holder of the Capital Securities to receive payment of distributions and other payments upon redemption or otherwise, on or after their respective due dates, or to institute a suit for the enforcement of any such payment on or after such respective dates, shall not be impaired or affected without the consent of such Holder. For the protection and enforcement of the foregoing provision, each and every Holder of the Capital Securities shall be entitled to such relief as can be given either at law or equity.

         8. Pro  Rata.  A  reference  in these  terms of the  Securities  to any
            ---------
payment, distribution or treatment as being "Pro Rata" shall mean pro rata to each Holder of the Securities according to the aggregate liquidation amount of the Securities held by the relevant Holder in relation to the aggregate liquidation amount of all Securities then outstanding unless, in relation to a payment, an Event of Default has occurred and is continuing, in which case any funds available to make such payment shall be paid first to each Holder of the Capital Securities Pro Rata according to the aggregate liquidation amount of the Capital Securities held by the relevant Holder relative to the aggregate liquidation amount of all Capital Securities outstanding, and only after satisfaction of all amounts owed to the Holders of the Capital Securities, to each Holder of the Common Securities Pro Rata according to the aggregate liquidation amount of the Common Securities held by the relevant Holder relative to the aggregate liquidation amount of all Common Securities outstanding.

         9.  Ranking.  The Capital  Securities  rank pari passu with and payment
             -------
thereon shall be made Pro Rata with the Common Securities except that, where an Event of Default has occurred and is continuing, the rights of Holders of the Common Securities to receive payment of Distributions and payments upon liquidation, redemption and otherwise are subordinated to the rights of the Holders of the Capital Securities with the result that no payment of any Distribution on, or Redemption Price of, any Common Security, and no other payment on account of redemption, liquidation or other acquisition of Common Securities, shall be made unless payment in full in cash of all accumulated and unpaid Distributions on all outstanding Capital Securities for all distribution periods terminating on or prior thereto, or in the case of payment of the Redemption Price the full amount of such Redemption Price on all outstanding Capital Securities then called for redemption, shall have been made or provided for, and all funds immediately available to the Institutional Trustee shall first be applied to the payment in full in cash of all Distributions on, or the Redemption Price of, the Capital Securities then due and payable.

         10.  Acceptance of Guarantee and Indenture.  Each Holder of the Capital
              -------------------------------------
Securities and the Common Securities, by the acceptance of such Securities, agrees to the provisions of the Guarantee, including the subordination provisions therein and to the provisions of the Indenture.

         11. No Preemptive  Rights.  The Holders of the Securities shall have no
             ---------------------
preemptive or similar rights to subscribe for any additional securities.

         12.  Miscellaneous.  These terms  constitute a part of the Declaration.
              -------------
The Sponsor will provide a copy of the Declaration, the Guarantee, and the Indenture to a Holder without charge on written request to the Sponsor at its principal place of business.

                                   EXHIBIT A-1
                      FORM OF CAPITAL SECURITY CERTIFICATE

                           [FORM OF FACE OF SECURITY]

         [If the Capital Security is to be Global Capital Security- THIS CAPITAL SECURITY IS A GLOBAL SECURITY WITHIN THE MEANING OF THE DECLARATION HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF THE DEPOSITORY TRUST COMPANY ("DTC") OR A NOMINEE OF DTC. THIS CAPITAL SECURITY IS EXCHANGEABLE FOR CAPITAL SECURITIES REGISTERED IN THE NAME OF A PERSON OTHER THAN DTC OR ITS NOMINEE ONLY IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE DECLARATION, AND NO TRANSFER OF THIS CAPITAL SECURITY (OTHER THAN A TRANSFER OF THIS CAPITAL SECURITY AS A WHOLE BY DTC TO A NOMINEE OF DTC OR BY A NOMINEE OF DTC TO DTC OR ANOTHER NOMINEE OF
DTC) MAY BE REGISTERED EXCEPT IN LIMITED CIRCUMSTANCES.

         UNLESS  THIS   CAPITAL   SECURITY  IS   PRESENTED   BY  AN   AUTHORIZED
REPRESENTATIVE OF DTC TO FIRST BANK STATUTORY TRUST OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CAPITAL SECURITY ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT HEREON IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.]

         THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), ANY STATE SECURITIES LAWS OR ANY OTHER
APPLICABLE SECURITIES LAW. NEITHER THIS SECURITY NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES LAWS. THE HOLDER OF THIS SECURITY BY ITS ACCEPTANCE HEREOF AGREES TO OFFER, SELL OR OTHERWISE TRANSFER THIS SECURITY ONLY (A) TO THE SPONSOR OR THE TRUST, (B) PURSUANT TO A REGISTRATION STATEMENT THAT HAS BEEN DECLARED EFFECTIVE UNDER THE SECURITIES ACT, (C) TO A PERSON WHOM THE SELLER REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A SO LONG AS THIS SECURITY IS ELIGIBLE FOR RESALE PURSUANT TO RULE 144A IN ACCORDANCE WITH RULE 144A, (D) TO A NON-U.S. PERSON IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH RULE 903 OR RULE 904 (AS APPLICABLE) OF REGULATION S UNDER
THE SECURITIES ACT, (E) TO AN  INSTITUTIONAL  "ACCREDITED  INVESTOR"  WITHIN THE

MEANING OF SUBPARAGRAPH (A) OF RULE 501 UNDER THE SECURITIES ACT THAT IS ACQUIRING THIS CAPITAL SECURITY FOR ITS OWN ACCOUNT, OR FOR THE ACCOUNT OF SUCH AN INSTITUTIONAL ACCREDITED INVESTOR, FOR INVESTMENT PURPOSES AND NOT WITH A VIEW TO, OR FOR OFFER OR SALE IN CONNECTION WITH, ANY DISTRIBUTION IN VIOLATION OF THE SECURITIES ACT, OR (F) PURSUANT TO ANY OTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT, SUBJECT TO THE SPONSOR'S AND THE TRUST'S RIGHT PRIOR TO ANY SUCH OFFER, SALE OR TRANSFER TO REQUIRE THE DELIVERY OF AN OPINION OF COUNSEL, CERTIFICATION AND/OR OTHER INFORMATION SATISFACTORY TO EACH OF THEM IN ACCORDANCE WITH THE DECLARATION OF TRUST, A COPY OF WHICH MAY BE OBTAINED FROM THE SPONSOR OR THE TRUST. HEDGING TRANSACTIONS INVOLVING THIS SECURITY MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE SECURITIES ACT.

         THE HOLDER OF THIS SECURITY BY ITS ACCEPTANCE HEREOF ALSO AGREES, REPRESENTS AND WARRANTS THAT IT IS NOT AN EMPLOYEE BENEFIT, INDIVIDUAL
RETIREMENT ACCOUNT OR OTHER PLAN OR ARRANGEMENT SUBJECT TO TITLE I OF THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED ("ERISA"), OR
SECTION 4975 OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE "CODE") (EACH A "PLAN"), OR AN ENTITY WHOSE UNDERLYING ASSETS INCLUDE "PLAN ASSETS" BY REASON OF ANY PLAN'S INVESTMENT IN THE ENTITY, AND NO PERSON INVESTING "PLAN ASSETS" OF ANY PLAN MAY ACQUIRE OR HOLD THE SECURITIES OR ANY INTEREST THEREIN, UNLESS SUCH PURCHASER OR HOLDER IS ELIGIBLE FOR EXEMPTIVE RELIEF AVAILABLE UNDER U.S. DEPARTMENT OF LABOR PROHIBITED TRANSACTION CLASS EXEMPTION 96-23, 95-60, 91-38, 90-1 OR 84-14 OR ANOTHER APPLICABLE EXEMPTION OR ITS PURCHASE AND HOLDING OF THIS SECURITY IS NOT PROHIBITED BY SECTION 406 OF ERISA OR SECTION 4975 OF THE CODE WITH RESPECT TO SUCH PURCHASE OR HOLDING. ANY PURCHASER OR HOLDER OF THE SECURITIES OR ANY INTEREST THEREIN WILL BE DEEMED TO HAVE REPRESENTED BY ITS PURCHASE AND HOLDING THEREOF THAT EITHER (i) IT IS NOT AN EMPLOYEE BENEFIT PLAN WITHIN THE MEANING OF SECTION 3(3) OF ERISA, OR A PLAN TO WHICH SECTION 4975 OF THE CODE IS APPLICABLE, A TRUSTEE OR OTHER PERSON ACTING ON BEHALF OF AN EMPLOYEE BENEFIT PLAN OR PLAN, OR ANY OTHER PERSON OR ENTITY, USING THE ASSETS OF ANY EMPLOYEE BENEFIT PLAN OR PLAN TO FINANCE SUCH PURCHASE, OR (ii) SUCH PURCHASE WILL NOT RESULT IN A PROHIBITED TRANSACTION UNDER SECTION 406 OF ERISA OR SECTION 4975 OF THE CODE FOR WHICH THERE IS NO APPLICABLE STATUTORY OR ADMINISTRATIVE EXEMPTION.

         THIS SECURITY WILL BE ISSUED AND MAY BE TRANSFERRED ONLY IN BLOCKS HAVING A LIQUIDATION AMOUNT OF NOT LESS THAN $500,000.00 (500 SECURITIES) AND MULTIPLES OF $1,000.00 IN EXCESS THEREOF. ANY ATTEMPTED TRANSFER OF SECURITIES IN A BLOCK HAVING A LIQUIDATION AMOUNT OF LESS THAN $500,000.00 SHALL BE DEEMED TO BE VOID AND OF NO LEGAL EFFECT WHATSOEVER.

         THE HOLDER OF THIS SECURITY AGREES THAT IT WILL COMPLY WITH THE FOREGOING RESTRICTIONS.

         IN  CONNECTION  WITH ANY  TRANSFER,  THE  HOLDER  WILL  DELIVER  TO THE
REGISTRAR AND TRANSFER AGENT SUCH CERTIFICATES AND OTHER INFORMATION AS MAY BE REQUIRED BY THE DECLARATION TO CONFIRM THAT THE TRANSFER COMPLIES WITH THE FOREGOING RESTRICTIONS.

           Certificate Number 1         Number of Capital Securities 25,000

                              CUSIP No.319277 AA 7

                 Certificate Evidencing 8.10% Capital Securities

                                       of

                           First Bank Statutory Trust

               (liquidation amount $1,000.00 per Capital Security)

         First Bank Statutory Trust, a statutory trust created under the laws of the State of Connecticut (the "Trust"), hereby certifies that Cede & Co. (the
                                -----
"Holder")  is the  registered  owner of  securities  of the  Trust  representing
 ------
undivided beneficial interests in the assets of the Trust, (liquidation amount $1,000.00 per capital security) (the "Capital Securities"). Subject to the
                                          -------------------
Declaration (as defined below), the Capital Securities are transferable on the books and records of the Trust in person or by a duly authorized attorney, upon surrender of this Certificate duly endorsed and in proper form for transfer. The designation, rights, privileges, restrictions, preferences and other terms and provisions of the Capital Securities represented hereby are issued pursuant to, and shall in all respects be subject to, the provisions of the Amended and Restated Declaration of Trust of the Trust dated as of March 20, 2003, among Allen H. Blake, Terrance M. McCarthy and Lisa K. Vansickle as Administrators, U.S. Bank National Association, as Institutional Trustee, First Banks, Inc., as Sponsor, and the holders from time to time of undivided beneficial interests in the assets of the Trust, including the designation of the terms of the Capital Securities as set forth in Annex I to such amended and restated declaration as the same may be amended from time to time (the "Declaration"). Capitalized terms
                                                -----------
used herein but not defined shall have the meaning given them in the Declaration. The Holder is entitled to the benefits of the Guarantee to the extent provided therein. The Sponsor will provide a copy of the Declaration, the Guarantee, and the Indenture to the Holder without charge upon written request to the Trust at its principal place of business.

         Upon receipt of this Security, the Holder is bound by the Declaration and is entitled to the benefits thereunder.

         By acceptance of this Security, the Holder agrees to treat, for United States federal income tax purposes, the Debentures as indebtedness and the Capital Securities as evidence of beneficial ownership in the Debentures.

         This Capital Security is governed by, and construed in accordance with, the laws of the State of Connecticut, without regard to principles of conflict of laws.

         IN WITNESS WHEREOF, the Trust has duly executed this certificate.

                                        FIRST BANK STATUTORY TRUST



                                        By:
                                            -------------------------------
                                              Name:
                                              Title: Administrator


                          CERTIFICATE OF AUTHENTICATION
                          -----------------------------

         This is one of the Capital Securities referred to in the within mentioned Declaration.


                                        U.S. Bank National Association,
                                        as the Institutional Trustee


                                        By:
                                            -------------------------------
                                              Authorized Officer

                          [FORM OF REVERSE OF SECURITY]

         Distributions payable on each Capital Security will be payable beginning on (and including) the date of original issuance and ending on (but excluding) March 31, 2003, and for each successive period beginning on (and including) March 31, 2003, and each succeeding Distribution Payment Date, and ending on (but excluding) the next succeeding Distribution Payment Date (each a "Distribution Period"), at a rate per annum equal to 8.10% (the "Coupon Rate").
 --------------------                                             -----------
The Coupon Rate will be applied to the stated liquidation amount of $1,000.00 per Capital Security, such rate being the rate of interest payable on the Debentures to be held by the Institutional Trustee.

         Distributions in arrears for more than a quarterly period will bear interest thereon compounded quarterly at the Coupon Rate (to the extent permitted by applicable law). The term "Distributions" as used herein includes
                                         -------------
payments of Interest and any principal on the Debentures held by the Institutional Trustee unless otherwise stated. A Distribution is payable only to the extent that payments are made in respect of the Debentures held by the Institutional Trustee and to the extent the Institutional Trustee has funds available therefor. In the event that any date on which a Distribution is payable on this Capital Security is not a Business Day, then a payment of the Distribution payable on such date will be made on the next succeeding day which is a Business Day (and without any Distribution or other payment in respect of any such delay), with the same force and effect as if made on the date the payment was originally payable. The amount of interest payable for any Distribution Period will be calculated by applying the Coupon Rate to the principal amount outstanding at the commencement of the Distribution Period and multiplying each such amount by the actual number of days in the Distribution Period concerned divided by 360.

         All percentages resulting from any calculations on the Capital Securities will be rounded, if necessary, to the nearest one hundred-thousandth of a percentage point, with five one-millionths of a percentage point rounded upward (e.g., 9.876545% or .09876545 being rounded to 9.87655% or .0987655), and all dollar amounts used in or resulting from such calculation will be rounded to the nearest cent (with one-half cent being rounded upward).

         Except as otherwise described below, Distributions on the Capital Securities will be cumulative, will accrue from the date of original issuance and will be payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year, commencing on March 31, 2003. The Debenture Issuer has the right under the Indenture to defer payments of interest on the Debentures by extending the interest payment period for up to 20 consecutive quarterly periods (each an "Extension Period") on the Debentures, subject to the conditions
           -----------------
described below, although such interest would continue to accrue on the Debentures at an annual rate equal to the Coupon Rate compounded quarterly to the extent permitted by law during any Extension Period. No Extension Period may end on a date other than a Distribution Payment Date. At the end of any such Extension Period the Debenture Issuer shall pay all interest then accrued and unpaid on the Debentures (together with Additional Interest thereon); provided,
                                                                       --------
however,  that no Extension Period may extend beyond the Maturity Date. Prior to
-------
the termination of any Extension Period, the Debenture Issuer may further extend such period, provided that such period together with all such previous and further consecutive extensions thereof shall not exceed 20 consecutive quarterly periods, or extend beyond the Maturity Date. Upon the termination of any Extension Period and upon the payment of all accrued and unpaid interest and Additional Interest, the Debenture Issuer may commence a new Extension Period, subject to the foregoing requirements. No interest or Additional Interest shall be due and payable during an Extension Period, except at the end thereof, but each installment of interest that would otherwise have been due and payable during such Extension Period shall bear Additional Interest. If Distributions are deferred, the Distributions due shall be paid on the date that the related Extension Period terminates, to Holders of the Securities as they appear on the books and records of the Trust on the record date immediately preceding such date. Distributions on the Securities must be paid on the dates payable (after giving effect to any Extension Period) to the extent that the Trust has funds available for the payment of such distributions in the Property Account of the Trust. The Trust's funds available for Distribution to the Holders of the Securities will be limited to payments received from the Debenture Issuer. The payment of Distributions out of moneys held by the Trust is guaranteed by the Guarantor pursuant to the Guarantee.

         The  Capital   Securities  shall  be  redeemable  as  provided  in  the
Declaration.

                                   ASSIGNMENT

FOR VALUE RECEIVED, the undersigned assigns and transfers this Capital Security Certificate to:

-----------------------------------------------------------------------

(Insert assignee's social security or tax identification number)


-----------------------------------------------------------------------

-----------------------------------------------------------------------

(Insert address and zip code of assignee) and irrevocably appoints


-----------------------------------------------------------------------

agent to transfer this Capital Security Certificate on the books of the Trust. The agent may substitute another to act for him or her.

         Date:
               -----------------------------

         Signature:
                    ------------------------

         (Sign exactly as your name appears on the other side  of  this  Capital
          Security Certificate)

         Signature Guarantee:1

-----------------------------
1 Signature must be guaranteed by an "elgible guarantor institution" that is a bank, stockbroker, savings and loan association or credit union meeting the requirements of the Security registrar, which requirements include membership or participation in the Securities Transfer Agents Medallion Program ("STAMP") or such other "signature guarantee program" as may be determined by the Security registrar in addition, or inc substitution for STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

                                   EXHIBIT A-2

                       FORM OF COMMON SECURITY CERTIFICATE

         THIS COMMON SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EXEMPTION FROM REGISTRATION.

         THIS CERTIFICATE IS NOT TRANSFERABLE  EXCEPT IN COMPLIANCE WITH SECTION
8.1 OF THE DECLARATION.

              Certificate Number 1          Number of Common Securities:  774

                                 March 20, 2003

                 Certificate Evidencing 8.10% Common Securities

                                       Of

                           First Bank Statutory Trust

         First Bank Statutory Trust, a statutory trust created under the laws of the State of Connecticut (the "Trust"), hereby certifies that First Banks, Inc.
                               -----
(the  "Holder")  is the  registered  owner of  common  securities  of the  Trust
       ------
representing undivided beneficial interests in the assets of the Trust (the "Common Securities"). The designation, rights, privileges, restrictions,
 ------------------
preferences and other terms and provisions of the Common Securities represented hereby are issued pursuant to, and shall in all respects be subject to, the provisions of the Amended and Restated Declaration of Trust of the Trust dated as of March 20 2003, among Allen H. Blake, Terrance M. McCarthy and Lisa K. Vansickle, as Administrators, U.S. Bank National Association, as Institutional Trustee, First Banks, Inc., as Sponsor, and the holders from time to time of undivided beneficial interest in the assets of the Trust including the designation of the terms of the Common Securities as set forth in Annex I to such amended and restated declaration, as the same may be amended from time to time (the "Declaration"). Capitalized terms used herein but not defined shall
            -----------
have the meaning given them in the Declaration. The Holder is entitled to the benefits of the Guarantee to the extent provided therein. The Sponsor will provide a copy of the Declaration, the Guarantee and the Indenture to the Holder without charge upon written request to the Sponsor at its principal place of business.

         As set forth in the Declaration, where an Event of Default has occurred and is continuing, the rights of Holders of Common Securities to payment in respect of Distributions and payments upon

         Liquidation, redemption or otherwise are subordinated to the rights of payment of Holders of the Capital Securities.

         Upon  receipt  of  this  Certificate,   the  Holder  is  bound  by  the
Declaration and is entitled to the benefits thereunder.

         By acceptance of this Certificate, the Holder agrees to treat, for United States federal income tax purposes, the Debentures as indebtedness and the Common Securities as evidence of undivided beneficial ownership in the Debentures.

         This Common Security is governed by, and construed in accordance with, the laws of the State of Connecticut, without regard to principles of conflict of laws.


                     Signatures appear on the following page

        IN WITNESS WHEREOF, the Trust has duly executed this certificate.

                                  FIRST BANK STATUTORY TRUST


                                  By:
                                      --------------------------------

                                  Name:
                                      --------------------------------

                                  Title:   Administrator
                                      --------------------------------

                          [FORM OF REVERSE OF SECURITY]

         Distributions payable on each Common Security will be identical in amount to the Distributions payable on each Capital Security, which is at an annual rate equal to 8.10% (the "Coupon Rate") beginning on (and including) the date of original issuance and ending on (but excluding) March 31, 2003, and for each successive period beginning on (and including) March 31, 2003 and each succeeding Distribution Payment Date, and ending on (but excluding) the next succeeding Distribution Payment Date (each a "Distribution Period"). The Coupon
                                               -------------------
Rate will be applied to the stated liquidation amount of $1,000.00 per Common Security, such rate being the rate of interest payable on the Debentures to be held by the Institutional Trustee.

         Distributions in arrears for more than one period will bear interest thereon compounded at the Coupon Rate (to the extent permitted by applicable law). The term  "Distributions" as used herein includes payments of Interest and
                 -------------
any principal on the Debentures held by the Institutional Trustee unless otherwise stated. A Distribution is payable only to the extent that payments are made in respect of the Debentures held by the Institutional Trustee and to the extent the Institutional Trustee has funds available therefor. In the event that any date on which a Distribution is payable on this Common Security is not a Business Day, then a payment of the Distribution payable on such date will be made on the next succeeding day which is a Business Day (and without any Distribution or other payment in respect of any such delay), with the same force and effect as if made on the date the payment was originally payable. The amount of interest payable for any Distribution Period will be calculated by applying the Coupon Rate to the principal amount outstanding at the commencement of the Distribution Period and multiplying each such amount by the actual number of days in the Distribution Period concerned divided by 360.

         All percentages resulting from any calculations on the Common Securities will be rounded, if necessary, to the nearest one hundred-thousandth of a percentage point, with five one-millionths of a percentage point rounded upward (e.g., 9.876545% or .09876545) being rounded to 9.87655% (or .0987655), and all dollar amounts used in or resulting from such calculation will be rounded to the nearest cent (with one-half cent being rounded upward).

         Except as otherwise described below, Distributions on the Common Securities will be cumulative, will accrue from the date of original issuance and will be payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year, commencing on March 31, 2003. The Debenture Issuer has the right under the Indenture to defer payments of interest on the Debentures by extending the interest payment period for up to 20 consecutive quarterly periods (each an "Extension Period") on the Debentures, subject to the conditions
           -----------------
described below, although such interest would continue to accrue on the Debentures at an annual rate equal to the Coupon Rate compounded quarterly to the extent permitted by law during any Extension Period. No Extension Period may end on a date other than an Interest Payment Date. At the end of any such Extension Period the Sponsor shall pay all interest then accrued and unpaid on the Debentures (together with Additional Interest thereon); provided, however,
                                                             --------   -------
that no Extension Period may extend beyond the Maturity Date. Prior to the termination of any Extension Period, the Sponsor may further extend such period, provided that such period together with all such previous and further consecutive extensions thereof shall not exceed 20 consecutive quarterly periods, or extend beyond the Maturity Date. Upon the termination of any Extension Period and upon the payment of all accrued and unpaid interest and Additional Interest, the Sponsor may commence a new Extension Period, subject to the foregoing requirements. No interest or Additional Interest shall be due and payable during an Extension Period, except at the end thereof, but each installment of interest that would otherwise have been due and payable during such Extension Period shall bear Additional Interest. If Distributions are deferred, the Distributions due shall be paid on the date that the related Extension Period terminates, to Holders of the Securities as they appear on the books and records of the Trust on the record date immediately preceding such date. Distributions on the Securities must be paid on the dates payable (after giving effect to any Extension Period) to the extent that the Trust has funds available for the payment of such distributions in the Property Account of the Trust. The Trust's funds available for Distribution to the Holders of the Securities will be limited to payments received from the Debenture Issuer. The payment of Distributions out of moneys held by the Trust is guaranteed by the Guarantor pursuant to the Guarantee.

         The  Common   Securities   shall  be  redeemable  as  provided  in  the
Declaration.

                                   ASSIGNMENT

        FOR VALUE RECEIVED, the undersigned assigns and transfers this Common Security Certificate to:


          ----------------------------------------------------

         (Insert assignee's social security or tax identification number)


         -----------------------------------------------------


         -----------------------------------------------------


         (Insert address and zip code of assignee) and irrevocably appoints


         -----------------------------------------------------


               ___________________________________________________    agent   to
               transfer this Common Security Certificate on the books of the Trust. The agent may substitute another to act for him or her.

               Date:
                    ---------------------------------------

               Signature:
                         ----------------------------------

               (Sign exactly as your name appears on the other side of this Common Security Certificate)

               Signature: ----------------------------------

               (Sign exactly as your name appears on the other side of this common Security Certificate)

Signature Guarantee1





-----------------------------
1 Signature must be guaranteed by an "eligible guarantor institution" that is a bank, stockbroker, savings and loan association or credit union meeting the requirements of the Security registrar, which requirements include membership or participation in the Securities Transfer Agents Medallion Program ("STAMP") or such other "signature guarantee program" as may be determined by the Security registrar in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

                                                                   Exhibit 10.10












                               GUARANTEE AGREEMENT

                                 by and between

                                FIRST BANKS, INC.

                                       and

                         U.S. BANK NATIONAL ASSOCIATION

                           Dated as of March 20, 2003

                               GUARANTEE AGREEMENT
                               -------------------

         This GUARANTEE AGREEMENT (this "Guarantee"), dated as of March 20, 2003, is executed and delivered by First Banks, Inc., a Missouri corporation (the "Guarantor"), and U.S. Bank National Association, a national banking association, organized under the laws of the United States of America, as trustee (the "Guarantee Trustee"), for the benefit of the Holders (as defined herein) from time to time of the Capital Securities (as defined herein) of First Bank Statutory Trust, a Connecticut statutory trust (the "Issuer").

         WHEREAS, pursuant to an Amended and Restated Declaration of Trust (the "Declaration"), dated as of the date hereof among U.S. Bank National Association, not in its individual capacity but solely as institutional trustee, the administrators of the Issuer named therein, the Guarantor, as sponsor, and the holders from time to time of undivided beneficial interests in the assets of the Issuer, the Issuer is issuing on the date hereof those undivided beneficial interests, having an aggregate liquidation amount of $25,000,000 (the "Capital Securities"); and

         WHEREAS, as incentive for the Holders (as defined herein) to purchase the Capital Securities, the Guarantor desires irrevocably and unconditionally to agree, to the extent set forth in this Guarantee, to pay to the Holders of Capital Securities the Guarantee Payments (as defined herein) and to make certain other payments on the terms and conditions set forth herein;

         NOW, THEREFORE, in consideration of the purchase by each Holder of the Capital Securities, which purchase the Guarantor hereby agrees shall benefit the Guarantor, the Guarantor executes and delivers this Guarantee for the benefit of the Holders.


                                    ARTICLE I

                         DEFINITIONS AND INTERPRETATION

         Section 1.1. Definitions and Interpretation.  In this Guarantee, unless
                      ------------------------------
the context otherwise requires:

         (a) capitalized terms used in this Guarantee but not defined in the preamble above have the respective meanings assigned to them in this Section 1.1;

         (b) a term defined anywhere in this Guarantee has the same meaning throughout;

         (c) all references to "the Guarantee" or "this Guarantee" are to this Guarantee as modified, supplemented or amended from time to time;

         (d) all references in this Guarantee to "Articles" or "Sections" are to Articles or Sections of this Guarantee, unless otherwise specified;

         (e) terms defined in the Declaration as at the date of execution of this Guarantee have the same meanings when used in this Guarantee, unless otherwise defined in this Guarantee or unless the context otherwise requires; and

         (f) a reference to the singular includes the plural and vice versa.

         "Affiliate"  has the same  meaning as given to that term in Rule 405 of
          ---------
the Securities Act of 1933, as amended, or any successor rule thereunder.

         "Beneficiaries"  means any  Person to whom the  Issuer is or  hereafter
          -------------
becomes  indebted or liable.

         "Capital  Securities" has the meaning set forth in the recitals to this
          -------------------
Guarantee.

         "Common Securities" means the common securities issued by the Issuer to
          -----------------
the Guarantor pursuant to the Declaration.

         "Corporate  Trust Office" means the office of the Guarantee  Trustee at
          -----------------------
which the corporate trust business of the Guarantee Trustee shall, at any particular time, be principally administered, which office at the date of execution of this Guarantee is located at 225 Asylum Street, Goodwin Square, Hartford, Connecticut 06103.

         "Covered Person" means any Holder of Capital Securities.
          --------------

         "Debentures" means the debt securities of the Guarantor  designated the
          ----------
8.10% Junior Subordinated Deferrable Interest Debentures due 2033 held by the Institutional Trustee (as defined in the Declaration) of the Issuer.

         "Declaration  Event of Default"  means an "Event of Default" as defined
          -----------------------------
in the Declaration.

         "Event of Default" has the meaning set forth in Section 2.4(a).
          ----------------

         "Guarantee  Payments"  means the following  payments or  distributions,
          -------------------
without duplication, with respect to the Capital Securities, to the extent not paid or made by the Issuer: (i) any accrued and unpaid Distributions (as defined in the Declaration) which are required to be paid on such Capital Securities to the extent the Issuer shall have funds available therefor, (ii) the Redemption Price to the extent the Issuer has funds available therefor, with respect to any Capital Securities called for redemption by the Issuer, (iii) upon a voluntary or involuntary liquidation, dissolution, winding-up or termination of the Issuer (other than in connection with the distribution of Debentures to the Holders of the Capital Securities in exchange therefor as provided in the Declaration), the lesser of (a) the aggregate of the liquidation amount and all accrued and unpaid Distributions on the Capital Securities to the date of payment, to the extent the Issuer shall have funds available therefor, and (b) the amount of assets of the Issuer remaining available for distribution to Holders in liquidation of the Issuer (in either case, the "Liquidation Distribution").

         "Guarantee  Trustee"  means U.S.  Bank  National  Association,  until a
          ------------------
Successor Guarantee Trustee has been appointed and has accepted such appointment pursuant to the terms of this Guarantee and thereafter means each such Successor Guarantee Trustee.

         "Guarantor"  means First  Banks,  Inc. and each of its  successors  and
          ---------
assigns.

         "Holder"  means any holder,  as  registered on the books and records of
          ------
the Issuer, of any Capital Securities;  provided,  however, that, in determining
                                        --------   -------
whether the Holders of the requisite percentage of Capital Securities have given any request, notice, consent or waiver hereunder, "Holder" shall not include the Guarantor or any Affiliate of the Guarantor.

         "Indemnified  Person" means the Guarantee Trustee, any Affiliate of the
          -------------------
Guarantee Trustee, or any officers, directors, shareholders, members, partners, employees, representatives, nominees, custodians or agents of the Guarantee Trustee.

         "Indenture" means the Indenture dated as of the date hereof between the
          ---------
Guarantor and U.S. Bank National Association, not in its individual capacity but solely as trustee, and any indenture supplemental thereto pursuant to which the Debentures are to be issued to the institutional trustee of the Issuer.

         "Issuer"  has the meaning set forth in the  opening  paragraph  to this
          ------
Guarantee.

         "Liquidation  Distribution" has the meaning set forth in the definition
          -------------------------
of "Guarantee Payments" herein.

         "Majority  in  liquidation  amount  of the  Capital  Securities"  means
          --------------------------------------------------------------
Holder(s) of outstanding Capital Securities, voting together as a class, but separately from the holders of Common Securities, of more than 50% of the aggregate liquidation amount (including the stated amount that would be paid on redemption, liquidation or otherwise, plus accrued and unpaid Distributions to the date upon which the voting percentages are determined) of all Capital Securities then outstanding.

         "Obligations"  means  any  costs,  expenses  or  liabilities  (but  not
          -----------
including liabilities related to taxes) of the Issuer other than obligations of the Issuer to pay to holders of any Trust Securities the amounts due such holders pursuant to the terms of the Trust Securities.

         "Officer's   Certificate"   means,   with  respect  to  any  Person,  a
          -----------------------
certificate signed by one Authorized Officer of such Person. Any Officer's Certificate delivered with respect to compliance with a condition or covenant provided for in this Guarantee shall include:

         (a) a statement that each officer signing the Officer's Certificate has read the covenant or condition and the definitions relating thereto;

         (b) a brief statement of the nature and scope of the examination or investigation undertaken by each officer in rendering the Officer's Certificate;

         (c) a statement that each such officer has made such examination or investigation as, in such officer's opinion, is necessary to enable such officer to express an informed opinion as to whether or not such covenant or condition has been complied with; and

         (d) a statement as to whether, in the opinion of each such officer, such condition or covenant has been complied with.

         "Person" means a legal person,  including any individual,  corporation,
          ------
estate, partnership, joint venture, association, joint stock company, limited liability company, trust, unincorporated association, or government or any agency or political subdivision thereof, or any other entity of whatever nature.

         "Redemption Price" has the meaning set forth in the Indenture.
          ----------------

         "Responsible Officer" means, with respect to the Guarantee Trustee, any
          -------------------
officer within the Corporate Trust Office of the Guarantee Trustee including any Vice President, Assistant Vice President, Secretary, Assistant Secretary or any other officer of the Guarantee Trustee customarily performing functions similar to those performed by any of the above designated officers and also, with respect to a particular corporate trust matter, any other officer to whom such matter is referred because of that officer's knowledge of and familiarity with the particular subject.

         "Special Event" has the meaning set forth in the Indenture.
          -------------

         "Successor  Guarantee  Trustee"  means a  successor  Guarantee  Trustee
          -----------------------------
possessing the qualifications to act as Guarantee Trustee under Section 3.1.

         "Trust Indenture Act" means the Trust Indenture Act of 1939, as amended
          -------------------
from time to time, or any successor legislation.

         "Trust   Securities"  means  the  Common  Securities  and  the  Capital
          ------------------
Securities.

                                   ARTICLE II

                          POWERS, DUTIES AND RIGHTS OF

                                GUARANTEE TRUSTEE

         Section 2.1.   Powers and Duties of the Guarantee Trustee.
                        ------------------------------------------

         (a) This Guarantee shall be held by the Guarantee Trustee for the benefit of the Holders of the Capital Securities, and the Guarantee Trustee shall not transfer this Guarantee to any Person except a Holder of Capital Securities exercising his or her rights pursuant to Section 4.4(b) or to a Successor Guarantee Trustee on acceptance by such Successor Guarantee Trustee of its appointment to act as Successor Guarantee Trustee. The right, title and interest of the Guarantee Trustee shall automatically vest in any Successor Guarantee Trustee, and such vesting and cessation of title shall be effective whether or not conveyancing documents have been executed and delivered pursuant to the appointment of such Successor Guarantee Trustee.

         (b) If an Event of Default actually known to a Responsible Officer of the Guarantee Trustee has occurred and is continuing, the Guarantee Trustee shall enforce this Guarantee for the benefit of the Holders of the Capital Securities.

         (c) The Guarantee Trustee, before the occurrence of any Event of Default and after curing all Events of Default that may have occurred, shall undertake to perform only such duties as are specifically set forth in this Guarantee, and no implied covenants shall be read into this Guarantee against the Guarantee Trustee. In case an Event of Default has occurred (that has not been waived pursuant to Section 2.4) and is actually known to a Responsible Officer of the Guarantee Trustee, the Guarantee Trustee shall exercise such of the rights and powers vested in it by this Guarantee, and use the same degree of care and skill in its exercise thereof, as a prudent person would exercise or use under the circumstances in the conduct of his or her own affairs.

         (d) No provision of this Guarantee shall be construed to relieve the Guarantee Trustee from liability for its own negligent action, its own negligent failure to act, or its own willful misconduct, except that:

               (i) prior to the occurrence of any Event of Default and after the curing or waiving of all such Events of Default that may have occurred:

                         (A) the duties and obligations of the Guarantee Trustee
shall be determined solely by the express provisions of this Guarantee, and the Guarantee Trustee shall not be liable except for the performance of such duties and obligations as are specifically set forth in this Guarantee, and no implied covenants or obligations shall be read into this Guarantee against the Guarantee Trustee; and

                         (B) in the  absence  of bad  faith  on the  part of the
Guarantee Trustee, the Guarantee Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon any certificates or opinions furnished to the Guarantee Trustee and conforming to the requirements of this Guarantee; but in the case of any such certificates or opinions that by any provision hereof are specifically required to be furnished to the Guarantee Trustee, the Guarantee Trustee shall be under a duty to examine the same to determine whether or not they conform to the requirements of this Guarantee;

               (ii) the Guarantee Trustee shall not be liable for any error of judgment made in good faith by a Responsible Officer of the Guarantee Trustee, unless it shall be proved that such Responsible Officer of the Guarantee Trustee or the Guarantee Trustee was negligent in ascertaining the pertinent facts upon which such judgment was made;

               (iii) the Guarantee Trustee shall not be liable with respect to any action taken or omitted to be taken by it in good faith in accordance with the written direction of the Holders of not less than a Majority in liquidation amount of the Capital Securities relating to the time, method and place of conducting any proceeding for any remedy available to the Guarantee Trustee, or exercising any trust or power conferred upon the Guarantee Trustee under this Guarantee; and

               (iv) no provision of this Guarantee shall require the Guarantee Trustee to expend or risk its own funds or otherwise incur personal financial liability in the performance of any of its duties or in the exercise of any of its rights or powers, if the Guarantee Trustee shall have reasonable grounds for believing that the repayment of such funds is not reasonably assured to it under the terms of this Guarantee or security and indemnity, reasonably satisfactory to the Guarantee Trustee, against such risk or liability is not reasonably assured to it.

         Section 2.2.   Certain Rights of Guarantee Trustee.
                        -----------------------------------

         (a) Subject to the provisions of Section 2.1:

               (i) The Guarantee Trustee may conclusively rely, and shall be fully protected in acting or refraining from acting upon, any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document believed by it to be genuine and to have been signed, sent or presented by the proper party or parties.

               (ii) Any direction or act of the Guarantor contemplated by this Guarantee shall be sufficiently evidenced by an Officer's Certificate.

               (iii) Whenever, in the administration of this Guarantee, the Guarantee Trustee shall deem it desirable that a matter be proved or established before taking, suffering or omitting any action hereunder, the Guarantee Trustee (unless other evidence is herein specifically prescribed) may, in the absence of bad faith on its part, request and conclusively rely upon an Officer's Certificate of the Guarantor which, upon receipt of such request, shall be promptly delivered by the Guarantor.

               (iv) The Guarantee Trustee shall have no duty to see to any recording, filing or registration of any instrument (or any re-recording, refiling or re-registration thereof).

               (v) The Guarantee Trustee may consult with counsel of its selection, and the advice or opinion of such counsel with respect to legal matters shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by it hereunder in good faith and in accordance with such advice or opinion. Such counsel may be counsel to the Guarantor or any of its Affiliates and may include any of its employees. The Guarantee Trustee shall have the right at any time to seek instructions concerning the administration of this Guarantee from any court of competent jurisdiction.

               (vi) The Guarantee Trustee shall be under no obligation to exercise any of the rights or powers vested in it by this Guarantee at the request or direction of any Holder, unless such Holder shall have provided to the Guarantee Trustee such security and indemnity, reasonably satisfactory to the Guarantee Trustee, against the costs, expenses (including attorneys' fees and expenses and the expenses of the Guarantee Trustee's agents, nominees or custodians) and liabilities that might be incurred by it in complying with such request or direction, including such reasonable advances as may be requested by the Guarantee Trustee; provided, however, that nothing contained in this Section
                       --------  -------
2.2(a)(vi) shall relieve the Guarantee Trustee, upon the occurrence of an Event of Default, of its obligation to exercise the rights and powers vested in it by this Guarantee.

               (vii) The Guarantee Trustee shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document, but the Guarantee Trustee, in its discretion, may make such further inquiry or investigation into such facts or matters as it may see fit.

               (viii) The Guarantee Trustee may execute any of the trusts or powers hereunder or perform any duties hereunder either directly or by or through agents, nominees, custodians or attorneys, and the Guarantee Trustee shall not be responsible for any misconduct or negligence on the part of any agent or attorney appointed with due care by it hereunder.

               (ix) Any action taken by the Guarantee Trustee or its agents hereunder shall bind the Holders of the Capital Securities, and the signature of the Guarantee Trustee or its agents alone shall be sufficient and effective to perform any such action. No third party shall be required to inquire as to the authority of the Guarantee Trustee to so act or as to its compliance with any of the terms and provisions of this Guarantee, both of which shall be conclusively evidenced by the Guarantee Trustee's or its agent's taking such action.

               (x) Whenever in the administration of this Guarantee the Guarantee Trustee shall deem it desirable to receive instructions with respect to enforcing any remedy or right or taking any other action hereunder, the Guarantee Trustee (i) may request instructions from the Holders of a Majority in liquidation amount of the Capital Securities, (ii) may refrain from enforcing such remedy or right or taking such other action until such instructions are received, and (iii) shall be protected in conclusively relying on or acting in accordance with such instructions.

               (xi) The Guarantee Trustee shall not be liable for any action taken, suffered, or omitted to be taken by it in good faith, without negligence, and reasonably believed by it to be authorized or within the discretion or rights or powers conferred upon it by this Guarantee.

         No provision of this Guarantee shall be deemed to impose any duty or obligation on the Guarantee Trustee to perform any act or acts or exercise any right, power, duty or obligation conferred or imposed on it, in any jurisdiction in which it shall be illegal or in which the Guarantee Trustee shall be unqualified or incompetent in accordance with applicable law to perform any such act or acts or to exercise any such right, power, duty or obligation. No permissive power or authority available to the Guarantee Trustee shall be construed to be a duty.

         Section 2.3. Not Responsible for Recitals or Issuance of Guarantee. The
                      -----------------------------------------------------
recitals contained in this Guarantee shall be taken as the statements of the Guarantor, and the Guarantee Trustee does not assume any responsibility for their correctness. The Guarantee Trustee makes no representation as to the validity or sufficiency of this Guarantee.

         Section 2.4. Events of Default; Waiver.
                      -------------------------

         (a) An Event of Default under this Guarantee will occur upon the failure of the Guarantor to perform any of its payment or other obligations hereunder.

         (b) The Holders of a Majority in liquidation amount of the Capital Securities may, voting or consenting as a class, on behalf of the Holders of all of the Capital Securities, waive any past Event of Default and its consequences. Upon such waiver, any such Event of Default shall cease to exist, and shall be deemed to have been cured, for every purpose of this Guarantee, but no such waiver shall extend to any subsequent or other default or Event of Default or impair any right consequent thereon.

         Section 2.5. Events of Default; Notice.
                      -------------------------

         (a) The Guarantee Trustee shall, within 90 days after the occurrence of an Event of Default, transmit by mail, first class postage prepaid, to the Holders of the Capital Securities and the Guarantor, notices of all Events of Default actually known to a Responsible Officer of the Guarantee Trustee, unless such defaults have been cured before the giving of such notice, provided,
                                                                       --------
however,  that the  Guarantee  Trustee  shall be protected in  withholding  such
-------
notice if and so long as a Responsible Officer of the Guarantee Trustee in good faith determines that the withholding of such notice is in the interests of the Holders of the Capital Securities.

         (b) The Guarantee Trustee shall not be deemed to have knowledge of any Event of Default unless the Guarantee Trustee shall have received written notice from the Guarantor or a Holder of the Capital Securities (except in the case of a payment default), or a Responsible Officer of the Guarantee Trustee charged with the administration of this Guarantee shall have obtained actual knowledge thereof.


                                   ARTICLE III

                                GUARANTEE TRUSTEE

         Section 3.1. Guarantee Trustee; Eligibility.
                      ------------------------------

         (a) There shall at all times be a Guarantee Trustee which shall:

               (i)  not be an Affiliate of the Guarantor, and

               (ii) be a corporation organized and doing business under the laws of the United States of America or any State or Territory thereof or of the

District of Columbia, or Person authorized under such laws to exercise corporate trust powers, having a combined capital and surplus of at least 50 million U.S. dollars ($50,000,000), and subject to supervision or examination by Federal, State, Territorial or District of Columbia authority. If such corporation publishes reports of condition at least annually, pursuant to law or to the requirements of the supervising or examining authority referred to above, then, for the purposes of this Section 3.1(a)(ii), the combined capital and surplus of such corporation shall be deemed to be its combined capital and surplus as set forth in its most recent report of condition so published.

         (b) If at any time the Guarantee Trustee shall cease to be eligible to so act under Section 3.1(a), the Guarantee Trustee shall immediately resign in the manner and with the effect set out in Section 3.2(c).

         (c) If the Guarantee Trustee has or shall acquire any "conflicting interest" within the meaning of Section 310(b) of the Trust Indenture Act, the Guarantee Trustee shall either eliminate such interest or resign to the extent and in the manner provided by, and subject to this Guarantee.

         Section 3.2. Appointment, Removal and Resignation of Guarantee Trustee.
                      ---------------------------------------------------------

         (a) Subject to Section 3.2(b), the Guarantee Trustee may be appointed or removed without cause at any time by the Guarantor except during an Event of Default.

         (b) The  Guarantee  Trustee  shall not be  removed in  accordance  with
Section 3.2(a) until a Successor Guarantee Trustee has been appointed and has accepted such appointment by written instrument executed by such Successor Guarantee Trustee and delivered to the Guarantor.

         (c) The Guarantee Trustee appointed to office shall hold office until a Successor Guarantee Trustee shall have been appointed or until its removal or resignation. The Guarantee Trustee may resign from office (without need for prior or subsequent accounting) by an instrument in writing executed by the Guarantee Trustee and delivered to the Guarantor, which resignation shall not take effect until a Successor Guarantee Trustee has been appointed and has accepted such appointment by an instrument in writing executed by such Successor Guarantee Trustee and delivered to the Guarantor and the resigning Guarantee Trustee.

         (d) If no Successor Guarantee Trustee shall have been appointed and accepted appointment as provided in this Section 3.2 within 60 days after delivery of an instrument of removal or resignation, the Guarantee Trustee resigning or being removed may petition any court of competent jurisdiction for appointment of a Successor Guarantee Trustee. Such court may thereupon, after prescribing such notice, if any, as it may deem proper, appoint a Successor Guarantee Trustee.

         (e) No Guarantee Trustee shall be liable for the acts or omissions to act of any Successor Guarantee Trustee.

         (f) Upon termination of this Guarantee or removal or resignation of the Guarantee Trustee pursuant to this Section 3.2, the Guarantor shall pay to the Guarantee Trustee all amounts owing to the Guarantee Trustee under Sections 7.2 and 7.3 accrued to the date of such termination, removal or resignation.


                                   ARTICLE IV

                                    GUARANTEE

         Section 4.1. Guarantee.
                      ---------

         (a) The Guarantor irrevocably and unconditionally agrees to pay in full to the Holders the Guarantee Payments (without duplication of amounts theretofore paid by the Issuer), as and when due, regardless of any defense (except the defense of payment by the Issuer), right of set-off or counterclaim that the Issuer may have or assert. The Guarantor's obligation to make a Guarantee Payment may be satisfied by direct payment of the required amounts by the Guarantor to the Holders or by causing the Issuer to pay such amounts to the Holders.

         (b) The Guarantor hereby also agrees to assume any and all Obligations of the Issuer and in the event any such Obligation is not so assumed, subject to the terms and conditions hereof, the Guarantor hereby irrevocably and unconditionally guarantees to each Beneficiary the full payment, when and as due, of any and all Obligations to such Beneficiaries. This Guarantee is intended to be for the benefit of, and to be enforceable by, all such Beneficiaries, whether or not such Beneficiaries have received notice hereof.

         Section 4.2. Waiver of Notice and Demand.  The Guarantor  hereby waives
                      ---------------------------
notice of acceptance of this Guarantee and of any liability to which it applies or may apply, presentment, demand for payment, any right to require a proceeding first against the Issuer or any other Person before proceeding against the Guarantor, protest, notice of nonpayment, notice of dishonor, notice of redemption and all other notices and demands.

         Section 4.3.  Obligations  Not Affected.  The  obligations,  covenants,
                       -------------------------
agreements and duties of the Guarantor under this Guarantee shall in no way be affected or impaired by reason of the happening from time to time of any of the following:

         (a) the release or waiver, by operation of law or otherwise, of the performance or observance by the Issuer of any express or implied agreement, covenant, term or condition relating to the Capital Securities to be performed or observed by the Issuer;

         (b) the extension of time for the payment by the Issuer of all or any portion of the Distributions, Redemption Price, Special Redemption Price, Liquidation Distribution or any other sums payable under the terms of the Capital Securities or the extension of time for the performance of any other obligation under, arising out of or in connection with, the Capital Securities (other than an extension of time for payment of Distributions, Redemption Price, Special Redemption Price, Liquidation Distribution or other sum payable that results from the extension of any interest payment period on the Debentures or any extension of the maturity date of the Debentures permitted by the Indenture);

         (c) any failure, omission, delay or lack of diligence on the part of the Holders to enforce, assert or exercise any right, privilege, power or remedy conferred on the Holders pursuant to the terms of the Capital Securities, or any action on the part of the Issuer granting indulgence or extension of any kind;

         (d) the voluntary or involuntary liquidation, dissolution, sale of any collateral, receivership, insolvency, bankruptcy, assignment for the benefit of creditors, reorganization, arrangement. composition or readjustment of debt of, or other similar proceedings affecting, the Issuer or any of the assets of the Issuer;

         (e) any invalidity of, or defect or deficiency in, the Capital Securities;

         (f) the settlement or compromise of any obligation guaranteed hereby or hereby incurred; or

         (g) any other circumstance whatsoever that might otherwise constitute a legal or equitable discharge or defense of a guarantor, it being the intent of this Section 4.3 that the obligations of the Guarantor hereunder shall be absolute and unconditional under any and all circumstances.

         There shall be no obligation of the Holders to give notice to, or obtain consent of, the Guarantor with respect to the happening of any of the foregoing.

         Section 4.4. Rights of Holders.
                      -----------------

         (a) The Holders of a Majority in liquidation amount of the Capital Securities have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Guarantee Trustee in respect of this Guarantee or to direct the exercise of any trust or power conferred upon the Guarantee Trustee under this Guarantee; provided, however, that (subject to Section 2.1) the Guarantee Trustee shall have the right to decline to follow any such direction if the Guarantee Trustee being advised by counsel determines that the action or proceeding so directed may not lawfully be taken or if the Guarantee Trustee in good faith by its board of directors or trustees, executive committees or a trust committee of directors or trustees and/or Responsible
Officers shall determine that the action or proceedings so directed would involve the Guarantee Trustee in personal liability.

         (b) Any Holder of Capital Securities may institute a legal proceeding directly against the Guarantor to enforce the Guarantee Trustee's rights under this Guarantee, without first instituting a legal proceeding against the Issuer, the Guarantee Trustee or any other Person. The Guarantor waives any right or remedy to require that any such action be brought first against the Issuer, the Guarantee Trustee or any other Person before so proceeding directly against the Guarantor.

         Section 4.5.  Guarantee of Payment.  This Guarantee creates a guarantee
                       --------------------
of payment and not of collection.

         Section 4.6. Subrogation.  The Guarantor shall be subrogated to all (if
                      -----------
any) rights of the Holders of Capital Securities against the Issuer in respect of any amounts paid to such Holders by the Guarantor under this Guarantee; provided, however, that the Guarantor shall not (except to the extent required
--------
by mandatory provisions of law) be entitled to enforce or exercise any right that it may acquire by way of subrogation or any indemnity, reimbursement or other agreement, in all cases as a result of payment under this Guarantee, if, after giving effect to any such payment, any amounts are due and unpaid under this Guarantee. If any amount shall be paid to the Guarantor in violation of the preceding sentence, the Guarantor agrees to hold such amount in trust for the Holders and to pay over such amount to the Holders.

         Section 4.7. Independent  Obligations.  The Guarantor acknowledges that
                      ------------------------
its obligations hereunder are independent of the obligations of the Issuer with respect to the Capital Securities and that the Guarantor shall be liable as principal and as debtor hereunder to make Guarantee Payments pursuant to the terms of this Guarantee notwithstanding the occurrence of any event referred to in subsections (a) through (g), inclusive, of Section 4.3 hereof.

         Section 4.8.  Enforcement by a Beneficiary.  A Beneficiary  may enforce
                       ----------------------------
the obligations of the Guarantor contained in Section 4.1(b) directly against the Guarantor and the Guarantor waives any right or remedy to require that any action be brought against the Issuer or any other person or entity before proceeding against the Guarantor. The Guarantor shall be subrogated to all rights (if any) of any Beneficiary against the Issuer in respect of any amounts paid to the Beneficiaries by the Guarantor under this Guarantee, provided,
                                                                       --------
however, that the Guarantor shall not (except to the extent required by mandatory provisions of law) be entitled to enforce or exercise any rights that it may acquire by way of subrogation or any indemnity, reimbursement or other agreement, in all cases as a result of payment under this Guarantee, if at the time of any such payment, and after giving effect to such payment, any amounts are due and unpaid under this Guarantee.


                                    ARTICLE V

                    LIMITATION OF TRANSACTIONS; SUBORDINATION

         Section  5.1.  Limitation  of  Transactions.  So  long  as any  Capital
                        ----------------------------
Securities remain outstanding, if (a) there shall have occurred and be continuing an Event of Default or a Declaration Event of Default or (b) the Guarantor shall have selected an Extension Period as provided in the Declaration and such period, or any extension thereof, shall have commenced and be continuing, then the Guarantor shall not and shall not permit any Affiliate to
(x) declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of the Guarantor's or such Affiliate's capital stock (other than payments of dividends or distributions to the Guarantor) or make any guarantee payments with respect to the foregoing or (y) make any payment of principal of or interest or premium, if any, on or repay, repurchase or redeem any debt securities of the Guarantor or any Affiliate that rank pari passu in all respects with or junior in interest to the Debentures (other than, with respect to clauses (x) and (y) above, (i) repurchases, redemptions or other acquisitions of shares of capital stock of the Guarantor in connection with any employment contract, benefit plan or other similar arrangement with or for the benefit of one or more employees, officers, directors or consultants, in connection with a dividend reinvestment or stockholder stock purchase plan or in connection with the issuance of capital stock of the Guarantor (or securities convertible into or exercisable for such capital stock) as consideration in an acquisition transaction entered into prior to the occurrence of the Event of Default, Declaration Event of Default or Extension Period, as applicable, (ii) as a result of any exchange or conversion of any class or series of the Guarantor's capital stock (or any capital stock of a subsidiary of the Guarantor) for any class or series of the Guarantor's capital stock or of any class or series of the Guarantor's indebtedness for any class or series of the Guarantor's capital stock, (iii) the purchase of fractional interests in shares of the Guarantor's capital stock pursuant to the conversion or exchange provisions of such capital stock or the security being converted or exchanged, (iv) any declaration of a dividend in connection with any stockholders' rights plan, or the issuance of rights, stock or other property under any stockholders' rights plan, or the redemption or repurchase of rights pursuant thereto, (v) any dividend in the form of stock, warrants, options or other rights where the dividend stock or the stock issuable upon exercise of such warrants, options or other rights is the same stock as that on which the dividend is being paid or ranks pari passu with or junior to such stock and any cash payments in lieu of fractional shares issued in connection therewith, or (vi) payments under this Guarantee).

         Section 5.2.  Ranking.  This  Guarantee  will  constitute  an unsecured
                       -------
obligation of the Guarantor and will rank subordinate and junior in right of payment to all present and future Senior Indebtedness (as defined in the Indenture) of the Guarantor. By their acceptance thereof, each Holder of Capital Securities agrees to the foregoing provisions of this Guarantee and the other terms set forth herein.

         The right of the Guarantor to participate in any distribution of assets of any of its subsidiaries upon any such subsidiary's liquidation or reorganization or otherwise is subject to the prior claims of creditors of that subsidiary, except to the extent the Guarantor may itself be recognized as a creditor of that subsidiary. Accordingly, the Guarantor's obligations under this Guarantee will be effectively subordinated to all existing and future liabilities of the Guarantor's subsidiaries, and claimants should look only to the assets of the Guarantor for payments hereunder. This Guarantee does not limit the incurrence or issuance of other secured or unsecured debt of the Guarantor, including Senior Indebtedness of the Guarantor, under any indenture that the Guarantor may enter into in the future or otherwise.


                                   ARTICLE VI

                                   TERMINATION

         Section 6.1. Termination. This Guarantee shall terminate upon the later
                      -----------
of (i) full payment of the Redemption Price of all Capital Securities then outstanding, (ii) upon the distribution of all of the Debentures to the Holders of all of the Capital Securities, and (iii) upon full payment of the amounts payable in accordance with the Declaration upon dissolution of the Issuer. This

Guarantee will continue to be effective or will be reinstated, as the case may be, if at any time any Holder of Capital Securities must restore payment of any sums paid under the Capital Securities or under this Guarantee.


                                   ARTICLE VII

                                 INDEMNIFICATION

         Section 7.1. Exculpation.
                      -----------

         (a) No Indemnified Person shall be liable, responsible or accountable in damages or otherwise to the Guarantor or any Covered Person for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Indemnified Person in good faith in accordance with this Guarantee and in a manner that such Indemnified Person reasonably believed to be within the scope of the authority conferred on such Indemnified Person by this Guarantee or by law, except that an Indemnified Person shall be liable for any such loss, damage or claim incurred by reason of such Indemnified Person's negligence or willful misconduct with respect to such acts or omissions.

         (b) An Indemnified Person shall be fully protected in relying in good faith upon the records of the Issuer or the Guarantor and upon such information, opinions, reports or statements presented to the Issuer or the Guarantor by any Person as to matters the Indemnified Person reasonably believes are within such other Person's professional or expert competence and who, if selected by such Indemnified Person, has been selected with reasonable care by such Indemnified Person, including information, opinions, reports or statements as to the value and amount of the assets, liabilities, profits, losses, or any other facts pertinent to the existence and amount of assets from which Distributions to Holders of Capital Securities might properly be paid.

         Section 7.2. Indemnification.
                      ---------------

         (a) The Guarantor agrees to indemnify each Indemnified Person for, and to hold each Indemnified Person harmless against, any and all loss, liability, damage, claim or expense incurred without negligence or willful misconduct on the part of the Indemnified Person, arising out of or in connection with the acceptance or administration of the trust or trusts hereunder, including, but not limited to, the costs and expenses (including reasonable legal fees and expenses) of the Indemnified Person defending itself against, or investigating, any claim or liability in connection with the exercise or performance of any of the Indemnified Person's powers or duties hereunder. The obligation to indemnify as set forth in this Section 7.2 shall survive the resignation or removal of the Guarantee Trustee and the termination of this Guarantee.

         (b) Promptly after receipt by an Indemnified  Person under this Section
7.2 of notice of the commencement of any action, such Indemnified Person will, if a claim in respect thereof is to be made against the Guarantor under this
Section 7.2, notify the Guarantor in writing of the commencement thereof, but the failure so to notify the Guarantor (i) will not relieve the Guarantor from liability under paragraph (a) above unless and to the extent that the Guarantor did not otherwise learn of such action and such failure results in the forfeiture by the Guarantor of substantial rights and defenses and (ii) will not, in any event, relieve the Guarantor from any obligations to any Indemnified Person other than the indemnification obligation provided in paragraph(a) above. The Guarantor shall be entitled to appoint counsel of the Guarantor's choice at the Guarantor's expense to represent the Indemnified Person in any action for which indemnification is sought (in which case the Guarantor shall not thereafter be responsible for the fees and expenses of any separate counsel retained by the Indemnified Person or Persons except as set forth below); provided, however, that such counsel shall be reasonably satisfactory to the
--------   -------
Indemnified Person. Notwithstanding the Guarantor's election to appoint counsel to represent the Guarantor in an action, the Indemnified Person shall have the right to employ separate counsel (including local counsel), and the Guarantor shall bear the reasonable fees, costs and expenses of such separate counsel if
(i) the use of counsel chosen by the Guarantor to represent the Indemnified Person would present such counsel with a conflict of interest, (ii) the actual or potential defendants in, or targets of, any such action include both the Indemnified Person and the Guarantor and the Indemnified Person shall have reasonably concluded that there may be legal defenses available to it and/or other Indemnified Person(s) which are different from or additional to those available to the Guarantor, (iii) the Guarantor shall not have employed counsel satisfactory to the Indemnified Person to represent the Indemnified Person within a reasonable time after notice of the institution of such action or (iv) the Guarantor shall authorize the Indemnified Person to employ separate counsel at the expense of the Guarantor. The Guarantor will not, without the prior written consent of the Indemnified Persons, settle or compromise or consent to the entry of any judgment with respect to any pending or threatened claim, action, suit or proceeding in respect of which indemnification or contribution may be sought hereunder (whether or not the Indemnified Persons are actual or potential parties to such claim or action) unless such settlement, compromise or consent includes an unconditional release of each Indemnified Person from all liability arising out of such claim, action, suit or proceeding.

         Section 7.3.  Compensation,  Reimbursement  of Expenses.  The Guarantor
                       -----------------------------------------
 agrees:

         (a) to pay to the Guarantee Trustee from time to time such compensation for all services rendered by it hereunder as the parties shall agree to from time to time (which compensation shall not be limited by any provision of law in regard to the compensation of a trustee of an express trust); and

         (b) except as otherwise expressly provided herein, to reimburse the Guarantee Trustee upon request for all reasonable expenses, disbursements and advances incurred or made by it in accordance with any provision of this
Guarantee (including the reasonable compensation and the expenses and disbursements of its agents and counsel), except any such expense, disbursement or advance as may be attributable to its negligence or willful misconduct.

         The provisions of this Section 7.3 shall survive the resignation or removal of the Guarantee Trustee and the termination of this Guarantee.

                                  ARTICLE VIII

                                  MISCELLANEOUS

         Section 8.1.  Successors  and Assigns.  All  guarantees  and agreements
                       -----------------------
contained in this Guarantee shall bind the successors, assigns, receivers, trustees and representatives of the Guarantor and shall inure to the benefit of the Holders of the Capital Securities then outstanding. Except in connection with any merger or consolidation of the Guarantor with or into another entity or any sale, transfer or lease of the Guarantor's assets to another entity, in each case, to the extent permitted under the Indenture, the Guarantor may not assign its rights or delegate its obligations under this Guarantee without the prior approval of the Holders of at least a Majority in liquidation amount of the Capital Securities.

         Section 8.2. Amendments. Except with respect to any changes that do not
                      ----------
adversely affect the rights of Holders of the Capital Securities in any material respect (in which case no consent of Holders will be required), this Guarantee may be amended only with the prior approval of the Holders of not less than a Majority in liquidation amount of the Capital Securities. The provisions of the Declaration with respect to amendments thereof apply to the giving of such approval.

         Section 8.3. Notices.  All notices provided for in this Guarantee shall
                      -------
be in writing, duly signed by the party giving such notice, and shall be delivered, telecopied or mailed by first class mail, as follows:

         (a) If given to the Guarantee Trustee, at the Guarantee Trustee's mailing address set forth below (or such other address as the Guarantee Trustee may give notice of to the Holders of the Capital Securities and the Guarantor):

         U.S. Bank National Association
         225 Asylum Street, Goodwin Square
         Hartford, Connecticut 06103
         Attention: Corporate Trust Services
         Telecopy: 860-244-1889

         With a copy to:

         U.S. Bank National Association
         P.O. Box 778
         Boston, Massachusetts 02102-0778
         Attention: Earl W. Dennison, Jr., Corporate Trust Services
         Telecopy:  617-603-6667

         (b) If given to the Guarantor, at the Guarantor's mailing address set forth below (or such other address as the Guarantor may give notice of to the Holders of the Capital Securities and to the Guarantee Trustee):

         First Banks, Inc.
         600 James S. McDonnell Blvd.
         Hazelwood, Missouri  63042
         Attention:  Allen H. Blake
         Telecopy:  (314) 592-6621

         (c) If given to any Holder of the Capital Securities, at the address set forth on the books and records of the Issuer.

         All such notices shall be deemed to have been given when received in person, telecopied with receipt confirmed, or mailed by first class mail, postage prepaid, except that if a notice or other document is refused delivery or cannot be delivered because of a changed address of which no notice was given, such notice or other document shall be deemed to have been delivered on the date of such refusal or inability to deliver.

         Section 8.4.  Benefit.  This Guarantee is solely for the benefit of the
                       -------
Holders of the Capital Securities and, subject to Section 2.1(a), is not separately transferable from the Capital Securities.

         Section 8.5.  Governing  Laws. THIS GUARANTEE SHALL BE GOVERNED BY, AND
                       ---------------
CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAW OF THE STATE OF, NEW YORK, WITHOUT REGARD TO CONFLICT OF LAWS PRINCIPLES THEREOF (OTHER THAN SECTION 5-1401 OF THE NEW YORK GENERAL OBLIGATIONS LAW).

         Section 8.6.  Counterparts.  This  Guarantee  may be executed in one or
                       ------------
more counterparts, each of which shall be an original, but all of which taken together shall constitute one and the same instrument.

         Section  8.7.  Separability.  In case  one or  more  of the  provisions
                        ------------
contained in this Guarantee shall for any reason be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Guarantee, but this Guarantee shall be construed as if such invalid or illegal or unenforceable provision had never been contained herein.



                     Signatures appear on the following page

         THIS GUARANTEE is executed as of the day and year first above written.



                                 FIRST BANKS, INC., as Guarantor

                                 By:  /s/ Allen H. Blake
                                 ------------------------------------
                                 Name:    Allen H. Blake
                                 Title:   President



                                 U.S. BANK NATIONAL ASSOCIATION,
                                 as Guarantee Trustee


                                 By:  /s/ Earl W. Dennison, Jr.
                                 ------------------------------------
                                 Name:    Earl W. Dennison, Jr.
                                 Title:   Vice President

                                                                   Exhibit 10.11


                                   $25,000,000
                            8.10% Capital Securities
               (Liquidation Amount $1,000.00 per Capital Security)


            Fully and Unconditionally Guaranteed as to Distributions
                              and Other Payments by
                                First Banks, Inc.


                               PLACEMENT AGREEMENT

                                                                Atlanta, Georgia
                                                                 March 20, 2003

SunTrust Capital Markets, Inc.
303 Peachtree Street, NE
23rd Floor, Mail Code 3947
Atlanta, Georgia  30308

Ladies and Gentlemen:

         First Banks, Inc., a bank holding company incorporated in Missouri (the "Company") and First Bank Statutory Trust, a Connecticut statutory trust (the "Trust"), propose, subject to the terms and conditions stated herein, to issue and sell $25,000,000 of Capital Securities of the Trust (the "Capital Securities"), having a stated liquidation amount of $1,000 per Capital Security and bearing a distribution rate per annum equal to 8.10% (the "Coupon Rate"). SunTrust Capital Markets, Inc. (the "Placement Agent") is acting as the exclusive agent of the Company and the Trust in connection with the offering of the Capital Securities.

         The Capital Securities will be fully and unconditionally guaranteed on a subordinated basis by the Company with respect to distributions and amounts payable upon liquidation, redemption or repayment (the "Guarantee") pursuant and subject to the Preferred Securities Guarantee Agreement (the "Guarantee Agreement"), to be dated as of the Closing Date specified in Section 3 hereof and executed and delivered by the Company and U.S. Bank National Association, a national banking association ("U.S. Bank"), as trustee (the "Guarantee Trustee"), for the benefit of the holders from time to time of the Capital Securities. The entire proceeds from the sale by the Trust to the holders of the Capital Securities will be combined with the entire proceeds from the sale by the Trust to the Company of its common securities (the "Common Securities"), and will be used by the Trust to purchase $25,774,000 in principal amount of the 8.10% Junior Subordinated Deferrable Interest Debentures due 2033 of the Company (the "Debentures"). The Capital Securities and the Common Securities of the Trust will be issued pursuant to the Amended and Restated Declaration of Trust (the "Declaration of Trust"), to be dated as of the Closing Date among the Company, as sponsor, the Administrator(s) named therein (the "Administrators") and U.S. Bank (the "Property Trustee"). The Debentures will be issued pursuant to an Indenture, to be dated as of the Closing Date (the "Indenture"), between the Company and U.S. Bank, as trustee (the "Indenture Trustee").

         The Capital Securities, the Common Securities and the Debentures are collectively referred to herein as the "Securities." This Agreement, the Indenture, the Declaration of Trust, the Securities Guarantee Agreement, the Capital Securities Subscription Agreement (as defined below) and the Securities are referred to collectively as the "Operative Documents." Capitalized terms used herein without definition have the respective meanings specified in the Declaration of Trust.

         The Securities have not been and will not be registered under the Securities Act of 1933, as amended (the "Securities Act").

         1.  Representations  and  Warranties of the Company and the Trust.  The
             -------------------------------------------------------------
Company and the Trust jointly and severally represent and warrant to, and agree with the Placement Agent and the Purchaser (as defined in Section 2 hereof) as set forth below in this Section 1.

         (a) Neither the Company nor the Trust, nor any of their "Affiliates" (as defined in Rule 501(b) of Regulation D under the Securities Act ("Regulation D")), nor any person acting on its or their behalf has, directly or indirectly, made offers or sales of any security, or solicited offers to buy any security, under circumstances that would require the registration of any of the Securities under the Securities Act.

         (b) Neither the Company nor the Trust, nor any of their Affiliates, nor any person acting on its or their behalf has engaged in any form of general solicitation or general advertising (within the meaning of Regulation D) in connection with any offer or sale of any of the Securities.

         (c) The Securities satisfy the eligibility requirements of Rule 144A(d)(3) under the Securities Act.

         (d) Neither the Company nor the Trust, nor any of their Affiliates, nor any person acting on its or their behalf, has engaged or will engage in any "directed selling efforts" with respect to the Securities within the meaning of Regulation S.

         (e) Neither the Company nor the Trust is, nor after giving effect to the offering and sale of the Securities will be, an "investment company" or an entity "controlled" by an "investment company," required to be registered under the Investment Company Act of 1940, as amended (the "Investment Company Act").

         (f) Neither the Company nor the Trust has paid or agreed to pay to any person any compensation for soliciting another to purchase any of the Securities (except as contemplated by this Agreement).

         (g) The Trust has been duly created and is validly existing in good standing as a statutory trust under the Connecticut Statutory Trust Act, Chapter 615 of Title 34 of the Connecticut General Statutes, Section 500, et seq. (the
                                                                    ------
"Statutory Trust Act") with the power and authority to own property and to conduct the business it transacts and proposes to transact and to enter into and perform its obligations under the Operative Documents. The Trust is duly qualified to transact business as a foreign entity and is in good standing in each jurisdiction in which such qualification is necessary, except where the failure to so qualify or be in good standing would not have a material adverse effect on such Trust. The Trust is not a party to or otherwise bound by any agreement other than the Operative Documents. The Trust is and will, under current law, be classified for federal income tax purposes as a grantor trust and not as an association taxable as a corporation.

         (h) The Declaration of Trust has been duly authorized by the Company and, on the Closing Date, will have been duly executed and delivered by the Company and the Administrators of the Trust, and, assuming due authorization, execution and delivery by the Property Trustee, be a valid and binding obligation of the Company and such Administrators, enforceable against them in accordance with its terms, subject (i) to applicable bankruptcy, insolvency, moratorium, receivership, reorganization, liquidation and other similar laws relating to or affecting creditors' rights generally and (ii) to general principles of equity (regardless of whether considered and applied in a proceeding in equity or at law) ("Bankruptcy and Equity"). Each of the Administrators of the Trust is an employee or a director of the Company or a financial institution subsidiary of the Company and has been duly authorized by the Company to execute and deliver the Declaration of Trust.

         (i) Each of the Guarantee Agreement and the Indenture has been duly authorized by the Company and, on the Closing Date will have been duly executed and delivered by the Company, and, assuming due authorization, execution and delivery by the Guarantee Trustee, in the case of the Guarantee, and by the Indenture Trustee, in the case of the Indenture, be a valid and binding obligation of the Company enforceable against it in accordance with its terms, subject to Bankruptcy and Equity.

         (j) The Capital Securities and the Common Securities have been duly authorized by the Trust pursuant to the Declaration of Trust and, when issued, executed and authenticated in accordance with the Declaration of Trust and delivered against payment therefor on the Closing Date to the Purchaser, in the case of the Capital Securities, and to the Company, in the case of the Common Securities, each in accordance with this Agreement, the Declaration of Trust and the Capital Securities Subscription Agreement and the Common Securities
Subscription Agreement, respectively, will be validly issued and represent undivided beneficial interests in the assets of the Trust. The issuance of the Capital Securities or the Common Securities is not subject to any preemptive or other similar rights. On the Closing Date, all of the issued and outstanding Common Securities will be directly owned by the Company free and clear of any pledge, security interest, claim, lien or other encumbrance.

         (k) The Debentures have been duly authorized by the Company and, at the Closing Date, will have been duly executed and delivered to the Indenture Trustee for authentication in accordance with the Indenture and the Debenture Subscription Agreement, and, when authenticated in the manner provided for in the Indenture and delivered against payment therefor by the Trust, will constitute valid and binding obligations of the Company entitled to the benefits of the Indenture enforceable against the Company in accordance with their terms, subject to Bankruptcy and Equity.

         (l) This Agreement has been duly authorized, executed and delivered by the Company and the Trust.

         (m) The Trust, to the knowledge of the Administrators, is not in violation of any provision of the Statutory Trust Act and when executed and delivered will not be in violation of the Declaration of Trust. The execution, delivery and performance of the Operative Documents to which it is a party by the Company or the Trust, and the consummation of the transactions contemplated herein or therein, will not conflict with or constitute a breach of, or a default under, or result in the creation or imposition of any lien, charge or other encumbrance upon any property or assets of the Trust, the Company or any of the Company's subsidiaries pursuant to any contract, indenture, mortgage, loan agreement, note, lease or other instrument to which the Trust, the Company or any of its subsidiaries is a party or by which it or any of them may be bound, or to which any of the property or assets of any of them is subject, except for a conflict, breach, default, lien, charge or encumbrance which could not reasonably be expected to have an adverse effect on the consummation of the transactions contemplated herein or therein or an adverse effect on the condition (financial or otherwise), earnings, affairs, business, prospects or results of operations of the Company and its subsidiaries, taken as a whole, whether or not occurring in the ordinary course of business (a "Material Adverse Effect"), nor will such action result in any violation of the Declaration of Trust or the Statutory Trust Act or require the consent, approval, authorization or order of any court or governmental agency or body.

         (n) The Company has been duly incorporated and is validly existing as a corporation in good standing under the laws of Missouri, with all requisite corporate power and authority to own its properties and conduct the business it transacts and proposes to transact, and is duly qualified to transact business and is in good standing as a foreign corporation in each jurisdiction where the nature of its activities requires such qualification except where the failure of the Company to be so qualified would not, singly or in the aggregate, have a Material Adverse Effect.

         (o) Each of the Company's significant subsidiaries listed in Schedule 1
                                                                      ----------
(as defined in Section 1-02 of Regulation S-X under the Securities Act) (the "Subsidiaries") has been duly incorporated or chartered, as applicable, and is validly existing as an entity in good standing under the laws of the jurisdiction in which it is chartered or organized, with all requisite power and authority to own its properties and conduct the business it transacts and proposes to transact, and is duly qualified to transact business and is in good standing as a foreign entity in each jurisdiction where the nature of its activities requires such qualification except where the failure of such Subsidiary to be so qualified would not, singly or in the aggregate, have a Material Adverse Effect.

         (p) The Company and each of its Subsidiaries have all requisite power and authority, and all necessary material authorizations, approvals, orders, licenses, certificates and permits of and from regulatory or governmental officials, bodies and tribunals, to own or lease their respective properties and to conduct their respective businesses as now being conducted, and neither the Company nor any of the Subsidiaries has received any notice of proceedings relating to the revocation or modification of any such authorizations, approvals, orders, licenses, certificates or permits which, if the failure to be so licensed or approved or if the subject of an unfavorable decision, ruling or finding, would have a Material Adverse Effect; and the Company and its Subsidiaries are in compliance with all applicable laws, rules, regulations and orders and consents, the violation of which would have a Material Adverse Effect.

         (q) The audited consolidated financial statements (including the notes thereto) and schedules of the Company and its consolidated subsidiaries for the year ended December 31, 2001 (the "Financial Statements") and the interim unaudited consolidated financial statements of the Company and its consolidated Subsidiaries for the nine months ended September 30, 2002 (the "Interim Financial Statements") provided to the Placement Agent are the most recent available audited and unaudited consolidated financial statements of the Company and its consolidated subsidiaries, respectively, and fairly present in all material respects, in accordance with generally accepted accounting principles, the financial position of the Company and its consolidated subsidiaries, and the results of operations and changes in financial condition as of the dates and for the periods therein specified, subject, in the case of the Interim Financial Statements, to year-end adjustments. Such consolidated financial statements and schedules have been prepared in accordance with generally accepted accounting principles consistently applied throughout the periods involved (except as otherwise noted therein). The accountants of the Company who certified the Financial Statements are independent public accountants of the Company and its Subsidiaries within the meaning of the Securities Act and the rules and regulations thereunder as in effect on the date of this Agreement.

         (r) The Company's reports on FR Y-9C and FR Y-9LP dated December 31, 2002 provided to the Placement Agent is the most recent available such report and the information therein fairly presents in all material respects the financial position of the Company and its subsidiaries.

         (s) Since the respective dates of the Financial Statements, the Interim Financial Statements and the FR Y-9C and FR Y-9LP, there has been no material adverse change or development with respect to the financial condition or earnings of the Company and its subsidiaries, taken as a whole.

         (t) Except as previously disclosed to the Placement Agent in writing, neither the Company nor any of the Subsidiaries is in violation of its respective charter or bylaws or similar organizational documents or in default in the performance or observance of any obligation, agreement, covenant or condition contained in any contract, indenture, mortgage, loan agreement, note, lease or other agreement or instrument to which the Company or any of the Subsidiaries is a party or by which it or any of them may be bound or to which any of the property or assets of the Company or any of the Subsidiaries is subject, the effect of which violation or default in performance or observance would have a Material Adverse Effect.

         (u) The Company is duly registered as (i) a bank holding company under the Bank Holding Company Act of 1956, as amended (the "Bank Holding Company Act"), and the regulations of the Board of Governors of the Federal Reserve System (the "Federal Reserve"), or (ii) a savings and loan holding company under the Home Owners' Loan Act of 1934, as amended, and the regulations of the Office of Thrift Supervision, and the deposit accounts of the Company's subsidiary depository institutions are insured by the Federal Deposit Insurance Corporation ("FDIC") to the fullest extent permitted by law and the rules and regulations of the FDIC, and no proceeding for the termination of such insurance is pending or, to the knowledge of the Company, threatened.

         (v) Except as previously disclosed to the Placement Agent in writing, no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its Subsidiaries or its or their property is pending or, to the knowledge of the Company, threatened that (i) could reasonably be expected to have a material adverse effect on the performance of this Agreement, the Indenture, the Declaration of Trust and the Guarantee, or the consummation of any of the transactions contemplated hereby or thereby; or (ii) could reasonably be expected to have a Material Adverse Effect.

         (w) Neither the Company nor any of its Subsidiaries is subject to or party to, or has received any notice or advice that any of them may become subject to any investigation with respect to, any cease-and-desist order, agreement, consent decree, memorandum of understanding or other regulatory enforcement action, proceeding or order with or by, or is a party to any commitment letter or similar undertaking to, or is subject to any directive by, or has been a recipient of any supervisory letter from, or has adopted any board resolutions at the request of, any Regulatory Agency (as defined below) that currently restricts in any material respect the conduct of their business or that in any material manner relates to their capital adequacy, their credit policies, their management or their business (each, a "Regulatory Agreement"), nor has the Company or any of its subsidiaries been advised by any Regulatory Agency that it is considering issuing or requesting any such Regulatory Agreement; and there is no unresolved violation, criticism or exception by any Regulatory Agent with respect to any report or statement relating to any examinations of the Company or any of its Subsidiaries which, in the reasonable judgement of the Company, is expected to result in a Material Adverse Effect. As used herein, the term "Regulatory Agency" means any federal or state agency charged with the supervision or regulation of depositary institutions or holding companies of depository institutions, or engaged in the insurance of depository institution deposits, or any court, administrative agency or commission or other governmental agency, authority or instrumentality having supervisory or regulatory authority with respect to the Company or its Subsidiaries.

         (x) Each of the Company and its Subsidiaries owns or leases all such properties as are necessary to the conduct of its operations as presently conducted.

         (y) The Company has no present intention to exercise its option to defer payments of interest on the Debentures as provided in the Indenture. The Company believes that the likelihood that it would exercise its right to defer payments of interest on the Debentures as provided in the Indenture at any time during which the Debentures are outstanding is remote because of the restrictions that would be imposed on the Company's ability to declare or pay dividends or distributions on, or to redeem, purchase, acquire or make a liquidation payment with respect to, any of the Company's capital stock and on the Company's ability to make any payments of principal, interest or premium on, or repay, repurchase or redeem, any of its debt securities that rank pari passu in all respects with, or junior in interest to, the Debentures.

         2. Sale of the Capital Securities. Subject to the terms and conditions,
            ------------------------------
and in reliance upon the representations and warranties herein set forth, the Company and the Trust jointly and severally hereby appoint SunTrust Capital Markets, Inc., a Tennessee corporation, as placement agent, and the Placement Agent hereby accepts such appointment, to act as the agent of the Company and the Trust, in connection with the offering of the Capital Securities contemplated hereby, for the purpose of soliciting offers from and sales of the Capital Securities to the Purchaser (as defined below). The Placement Agent agrees to use its best efforts, subject to the terms and conditions of this Agreement, on or prior to the Closing Date, to effect such placement of the Capital Securities with an aggregate stated liquidation amount of $25,000,000 at a purchase price equal to 100% of the stated liquidation amount thereof.

         The Company and the Trust propose to issue and sell the Capital Securities on the Closing Date to STI Investment Management, Inc., a Delaware corporation (the "Purchaser"), pursuant to the terms of the Capital Securities Subscription Agreement, to be entered into on the Closing Date (the "Capital Securities Subscription Agreement"), between the Company, the Trust and the Purchaser. The Company and the Trust agree to execute the Capital Securities Subscription Agreement with the Purchaser and to return the same to the Placement Agent. In addition, the Company and the Trust agree that the Purchaser shall be entitled to the benefit of, and to rely on, the provisions of this Agreement to the extent such provisions address or relate to the Purchaser or the Capital Securities to be purchased by the Purchaser. No Placement Agent shall, in fulfilling its obligations hereunder, act as an underwriter for the Capital Securities nor is in any way obligated, directly or indirectly, to advance its own funds to purchase any Capital Securities.

         If the sale and delivery of the Capital Securities as provided herein is consummated, the Company will pay to the Placement Agent on the Closing Date a commission per Capital Security equal to 2.0% of the stated liquidation amount thereof. Any payment pursuant to this Section 2 shall be delivered to U.S. Bank or such other person designated by the Placement Agent on the Closing Date.

         The distribution rate of the Capital Securities, as of the date hereof, is the Coupon Rate. Under certain circumstances, the distribution rate of the Capital Securities may be reduced pursuant to a written agreement among the Placement Agent, the Purchaser and the Company made prior to the Closing Date.

         3.  Delivery  and  Payment.  Delivery  of and  payment  for the Capital
             ----------------------
Securities shall be made at 10:00 a.m. Boston, Massachusetts time, on March 20, 2003, or such later date as the Placement Agent shall designate in writing, which date and time may be postponed by agreement between the Placement Agent, on the one hand, and the Company and the Trust, on the other hand (such date and time of delivery and payment for the Capital Securities being herein called the "Closing Date"); provided, that the Closing Date may be no later than five (5)
                  --------
days from the date hereof.

         Delivery of the Capital Securities shall be made at such location, and in such names and denominations, as the Placement Agent shall designate at least two business day in advance of the Closing Date. The Company and the Trust agree to have the Capital Securities available for inspection and checking by the Placement Agent in Atlanta, Georgia, not later than 1:00 p.m. two business days prior to the Closing Date. The closing for the purchase and sale of the Capital Securities shall occur at the offices of Powell, Goldstein, Frazer & Murphy LLP, or such other place as the parties hereto shall agree.

         4.   Representations  of  the  Placement  Agent.  The  Placement  Agent
              ------------------------------------------
represents to the Company and the Trust that:

         (a) SunTrust Capital Markets, Inc. is a corporation, validly existing and in good standing under the laws of the State of Tennessee, with full power and authority to own, lease and operate its properties and conduct its business as currently being conducted. SunTrust Capital Markets, Inc. is duly qualified to transact business as a foreign corporation and is in good standing in each jurisdiction in which it owns or leases property or conducts its business so as to require such qualification and in which the failure to so qualify would, individually or in the aggregate, have a material adverse effect on the condition (financial or otherwise), earnings, business, prospects or results of operations of SunTrust Capital Markets, Inc.

         (b) The Placement Agent has all requisite power and authority to enter into this Agreement, and this Agreement has been duly and validly authorized, executed and delivered by the Placement Agent and constitutes the legal, valid and binding agreement of the Placement Agent, enforceable against the Placement Agent in accordance with its terms, subject to Bankruptcy and Equity and except as any indemnification or contribution provisions thereof may be limited under applicable securities laws.

         (c) In the case of the offer and sale of the Capital Securities, no form of general solicitation or general advertising was used by the Placement
Agent or its representatives including, but not limited to, advertisements, articles, notices or other communications published in any newspaper, magazine or similar medium or broadcast over television or radio or any seminar or meeting whose attendees have been invited by any general solicitation or general advertising. Neither the Placement Agent nor its representatives have engaged or will engage in any "directed selling efforts" within the meaning of Regulation S with respect to the Capital Securities.

         (d) The Placement Agent has made such reasonable inquiry as is necessary to determine that the Purchaser is acquiring the Capital Securities for its own account and that the Purchaser does not intend to distribute the Capital Securities in contravention of the Securities Act or any other applicable securities laws.

         (e) The Placement Agent has not offered or sold and will not arrange for the offer or sale of the Capital Securities except (i) in an offshore transaction complying with Rule 903 of Regulation S, or (ii) to those the Placement Agent reasonably believes are "accredited investors" (as defined in Rule 501 of Regulation D), or (iii) in any other manner that does not require registration of the Capital Securities under the Securities Act. In connection with each such sale, the Placement Agent has taken or will take reasonable steps to ensure that the Purchaser is aware that such sale is being made in reliance on an exemption under the Securities Act and that future transfers will not be made except in compliance with applicable securities laws.

         (f) Neither the Placement Agent nor its representatives will include any non-public information about the Company, the Trust or any of their affiliates in any registration statement, prospectus, offering circular or private placement memorandum used in connection with any purchase of Capital Securities without the prior written consent of the Company or the Trust, as applicable.

         5.  Covenants  of the Company and the Trust.  The Company and the Trust
             ---------------------------------------
agree with the Placement Agent and the Purchaser that:

         (a) During the period from the date of this Agreement to the Closing Date, the Company and the Trust shall use their best efforts to cause their representations and warranties contained in Section 1 hereof to be true as of the Closing Date, after giving effect to the transactions contemplated by this Agreement, as if made on and as of the Closing Date.

         (b) The Company, the Trust and their affiliates shall not nor shall any of them permit any person acting on their behalf (other than the Placement Agent), to directly or indirectly (i) sell, offer for sale or solicit offers to buy or otherwise negotiate in respect of any security (as defined in the Securities Act) that would or could be integrated with the sale of the Capital Securities in a manner that would require the registration under the Securities Act of the Capital Securities, the Debentures or the Guarantee or (ii) make offers or sales of the Capital Securities, Debentures or the Guarantee or solicit offers to buy any such security, under circumstances that would require the registration of any of such securities under the Securities Act.

         (c) The Trust shall use the proceeds from the sale of the Capital Securities solely for the purpose of purchasing the Debentures from the Company.

         (d) The Company or the Trust shall not engage, or permit any subsidiary to engage, in any activity which would cause it or any subsidiary to be an "investment company" under the provisions of the Investment Company Act.

         (e) In connection with any offer or sale of any of the Securities, the Company or the Trust shall not, nor shall either of them permit any of their affiliates or any person acting on their behalf to, (other than the Placement
Agent) (i) engage in any "directed selling efforts" within the meaning of Regulation S, or (ii) engage in any form of general solicitation or general advertising (as defined in Regulation D).

         (f)  So  long  as  any  of  the  Securities  are  outstanding  and  are
"restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act, the Company and the Trust will provide to each holder of such restricted securities and to each prospective purchaser (as designated by such holder) of such restricted securities, upon the request of such holder or prospective purchaser, any information required to be provided by Rule 144A(d)(4) under the Securities Act. This covenant is intended to be for the benefit of the holders, and the prospective purchasers designated by such holders, from time to time of such restricted securities. The information provided by the Offerors pursuant to this Section 5(f) will not, at the date thereof, contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

         (g) Within 50 days of the end of each calendar year quarter and within 100 days of the end of each calendar year during which the Debentures are issued and outstanding, the Company shall submit to SunTrust Capital Markets, Inc. a completed quarterly report in the form attached hereto as Annex A. The Company and the Trust acknowledge and agree that U.S. Bank and its successors and assigns is a third party beneficiary of this Section 5(g).

         (h) The Company agrees to pay (i) the costs incident to the authorization, issuance, sale and delivery of the Capital Securities and any taxes payable in connection therewith, excluding legal fees of the Placement Agent, and (ii) the fees and expenses of the Property Trustee, the Guarantee Trustee and the Indenture Trustee, including legal fees of U.S. Bank's counsel.

         (i) The Capital Securities shall have been designated as PORTAL-eligible securities in accordance with the rules and regulations of the NASD, and the Capital Securities shall be eligible for clearance and settlement through The Depository Trust Company.

         6. Conditions to the Obligations of the Placement  Agent. The Placement
            -----------------------------------------------------
Agent's obligations to use its best efforts to procure subscription and payment for the Capital Securities and the Purchaser's obligations on the Closing Date shall be subject to the accuracy of the representations and warranties on the part of the Company and the Trust contained herein as of the date and time that this Agreement is executed (the "Execution Time") and the Closing Date, to the accuracy of the statements of the Company and the Trust made in any Capital Securities pursuant to the provisions hereof, to the performance by the Company and the Trust of their obligations hereunder and to the following additional conditions:

         (a) The Company shall have furnished to the Placement Agent the opinion of Suelthaus & Walsh, P.C. special counsel to the Company, dated the Closing Date, addressed to the Placement Agent and the Purchaser, in substantially the form set out in Annex B hereto.

         (b) The Placement Agent and the Purchaser shall have received the opinion of Powell, Goldstein, Frazer & Murphy LLP, counsel to the Placement Agent and the Purchaser, dated the Closing Date, in substantially the form set out in Annex C hereto.

         (c) The Placement Agent shall have received the opinion of Bingham McCutchen LLP, special Connecticut counsel for the Trust, dated the Closing Date, in substantially the form set out in Annex D hereto.

         (d) The Placement Agent shall have received the opinion of Bingham McCutchen LLP, counsel for the Guarantee Trustee, the Property Trustee and the Indenture Trustee, dated the Closing Date addressed to the Placement Agent, in substantially the form set out in Annex E hereto.

         (e) The Company shall have furnished to the Placement Agent a certificate of the Company, signed by the President and Chief Operating Officer of the Company, dated the Closing Date, to the effect that:

               (i) the representations and warranties of the Company in this Agreement are true and correct in all material respects on and as of the Closing Date with the same effect as if made on the Closing Date, and the Company had complied in all material respects with all the agreements and satisfied all the conditions to be performed or satisfied at or prior to the Closing Date; and

               (ii) since the date of the most recent financial statements provided to the Placement Agent, there has been no material adverse change in the condition (financial or other), earnings, business or properties of the Company and its subsidiaries, whether or not arising from transactions in the ordinary course of business.

         (f) Subsequent to the Execution Time there shall not have been any change, or any development involving a prospective change, in or affecting the business or properties of the Company and its subsidiaries the effect of which, is, in the Placement Agent's judgment, so material and adverse as to make it impractical or inadvisable to proceed with the offering or delivery of the Capital Securities.

         (g) Prior to the Closing Date, the Company and the Trust shall have furnished to the Placement Agent and to the Purchaser such further information, certificates and documents as the Placement Agent, may reasonably request.

         (h) At the Closing Date, each of the Operative Documents shall have been duly authorized, executed and delivered by each party thereto, and copies thereof shall have been delivered to the Placement Agent.

         If any of the conditions specified in this Section 6 shall not have been fulfilled in all material respects when and as provided in this Agreement, or if any of the opinions, certificates and documents mentioned above or elsewhere in this Agreement shall not be in all material respects reasonably satisfactory in form and substance to the Placement Agent, this Agreement and all the Placement Agent's obligations hereunder may be canceled at, or at any time prior to, the Closing Date by the Placement Agent. Notice of such cancellation shall be given to the Company and the Trust in writing or by telephone or facsimile confirmed in writing.

         7.  Conditions  to the  Obligations  of the Company and the Trust.  The
             -------------------------------------------------------------
obligations of the Company and the Trust to sell the Capital Securities to the Purchaser and consummate the transactions contemplated by this Agreement shall be subject to the accuracy of the representations and warranties on the part of the Placement Agent contained herein as of the Execution Time and Closing Date and to the following further conditions:

          (a) The Company shall have received the opinion of Powell, Goldstein, Frazer & Murphy LLP, counsel to the Placement Agent and the Purchaser, dated the Closing Date, in substantially the form set out in Annex C hereto.

          (b) The Company and Trust shall have received the opinion of Bingham McCutchen LLP, special Connecticut counsel for the Trust, dated the Closing Date, in substantially the form set out in Annex D hereto.

          (c) The Company and the Trust shall have received the opinion of Bingham McCutchen LLP, counsel for the Guarantee Trustee, the Property Trustee and the Indenture Trustee, dated the Closing Date, in substantially the form set out in Annex E hereto.

          (d) At the Closing Date, each of the Operative Documents to be executed by parties other than the Company and Trust shall have been duly authorized, executed and delivered by each such other party, and copies thereof shall have been delivered to the Company.

         8. Reimbursement of Expenses of the Placement Agent. If the sale of the
            ------------------------------------------------
Capital Securities provided for herein is not consummated because any condition set forth in Section 6 hereof is not satisfied, because of any termination pursuant to Section 10 hereof or because of any refusal, inability or failure on the part of the Company or the Trust to perform any agreement herein or comply with any provision hereof other than by reason of a breach by the Placement Agent, the Company will reimburse the Placement Agent upon demand for all documented out-of-pocket expenses (excluding reasonable fees and disbursements of counsel) that shall have been incurred by the Placement Agent in connection with the proposed offering of the Capital Securities.

         9.  Indemnification  and  Contribution.  (a) The  Company and the Trust
             ----------------------------------
agree jointly and severally to indemnify and hold harmless the Placement Agent and the Purchaser and their respective directors, officers, employees and agents and each person who controls the Placement Agent or the Purchaser within the meaning of either the Securities Act or the Exchange Act against any and all losses, claims, damages or liabilities, joint or several, to which they or any of them may become subject under the Securities Act, the Exchange Act or other federal or state statutory law or regulation, at common law or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any statement of a material fact which, as of the date such statement was made, was untrue or alleged to be untrue by an unaffiliated third party, and contained in any information (whether oral or written) or documents furnished or made available to the Placement Agent or the Purchaser by the Company or the Trust, or their respective representatives, pursuant to the due diligence request form provided by the Purchaser in connection with the transactions contemplated herein, or arise out of or are based upon the omission, or omission alleged by an unaffiliated third party, to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances in which they were made, and agrees to reimburse each such indemnified party, as incurred, for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action. This indemnity agreement will be in addition to any liability which the Company or the Trust may otherwise have.

         (b) The Company agrees to indemnify the Trust against all loss, liability, claim, damage and expense whatsoever, as due from the Trust under
Section 9(a) hereunder.

         (c) Promptly after receipt by an indemnified party under this Section 9 of notice of the commencement of any action, such indemnified party will, if a claim in respect thereof is to be made against the indemnifying party under this
Section 9, notify the indemnifying party in writing of the commencement thereof; but the failure so to notify the indemnifying party (i) will not relieve the indemnifying party from liability under paragraph (a) above unless and to the extent that the indemnifying party did not otherwise learn of such action and such failure results in the forfeiture by the indemnifying party of substantial rights and defenses and (ii) will not, in any event, relieve the indemnifying party from any obligations to any indemnified party other than the indemnification obligation provided in paragraph (a) above. The indemnifying party shall be entitled to appoint counsel of the indemnifying party's choice at the indemnifying party's expense to represent the indemnified party in any action for which indemnification is sought (in which case the indemnifying party shall not thereafter be responsible for the fees and expenses of any separate counsel retained by the indemnified party or parties except as set forth below); provided, however, that such counsel shall be satisfactory to the indemnified
--------   -------
party. Notwithstanding the indemnifying party's election to appoint counsel to represent the indemnified party in an action, the indemnified party shall have the right to employ separate counsel (including local counsel), and the indemnifying party shall bear the reasonable fees, costs and expenses of such separate counsel if (i) the use of counsel chosen by the indemnifying party to represent the indemnified party would present such counsel with a conflict of interest, (ii) the actual or potential defendants in, or targets of, any such action include both the indemnified party and the indemnifying party and the indemnified party shall have reasonably concluded that there may be legal defenses available to it and/or other indemnified parties which are different from or additional to those available to the indemnifying party, (iii) the indemnifying party shall not have employed counsel satisfactory to the indemnified party to represent the indemnified party within a reasonable time after notice of the institution of such action, or (iv) the indemnifying party shall authorize the indemnified party to employ separate counsel at the expense of the indemnifying party. An indemnifying party will not, without the prior written consent of the indemnified parties, settle or compromise or consent to the entry of any judgment with respect to any pending or threatened claim, action, suit or proceeding in respect of which indemnification or contribution may be sought hereunder (whether or not the indemnified parties are actual or potential parties to such claim or action) unless such settlement, compromise or consent includes an unconditional release of each indemnified party from all liability arising out of such claim, action, suit or proceeding. An indemnified party will not, without the prior written consent of the indemnifying parties, settle or compromise or consent to the entry of any judgment with respect to any pending or threatened claim, action, suit or proceeding in respect of which indemnification or contribution may be sought hereunder (whether or not the indemnified parties are actual or potential parties to such claim or action).

         (d) In the event that the indemnity  provided in paragraph  (a), (b) or
(c) of this Section 9 is unavailable to or insufficient to hold harmless an indemnified party for any reason, the Company, the Trust and the Placement Agent agree to contribute to the aggregate losses, claims, damages and liabilities (including legal or other expenses reasonably incurred in connection with investigating or defending same) (collectively "Losses") to which the Company, the Trust and the Placement Agent may be subject in such proportion as is appropriate to reflect the relative benefits received by the Company and the Trust on the one hand and by the Placement Agent on the other from the offering of the Securities; provided, however, that in no case shall the Placement Agent
                    --------  -------
be responsible for any amount in excess of the purchase discount or commission applicable to the Capital Securities purchased hereunder. If the allocation provided by the immediately preceding sentence is unavailable for any reason, the Company, the Trust and the Placement Agent shall contribute in such proportion as is appropriate to reflect not only such relative benefits but also the relative fault of the Company and the Trust on the one hand and of the Placement Agent on the other in connection with the statements or omissions which resulted in such Losses, as well as any other relevant equitable considerations. Benefits received by the Company and the Trust shall be deemed to be equal to the total net proceeds from the offering (before deducting expenses) received by it, and benefits received by the Placement Agent shall be deemed to be equal to the total commissions specified in Section 2. Relative fault shall be determined by reference to, among other things, whether any untrue or any alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information provided by the Company and the Trust on the one hand or the Placement Agent on the other, the intent of the parties and their relative knowledge, access to information and opportunity to correct or prevent such untrue statement or omission. The Company, the Trust and the Placement Agent agree that it would not be just and equitable if contribution were determined by pro rata allocation or any other method of allocation which does not take account of the equitable considerations referred to above. Notwithstanding the provisions of this paragraph (d), no person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. For purposes of this
Section 9, the Purchaser, each person who controls the Placement Agent or the Purchaser within the meaning of either the Securities Act or the Exchange Act and each director, officer, employee and agent of the Placement Agent or the Purchaser shall have the same rights to contribution as the Placement Agent, and each person who controls the Company within the meaning of either the Securities Act or the Exchange Act, each officer and director of the Company and each Administrator of the Trust shall have the same rights to contribution as the Company, subject in each case to the applicable terms and conditions of this paragraph (d).

         10. Termination.  This Agreement shall be subject to termination in the
             -----------
absolute discretion of the Placement Agent, by notice given to the Company and the Trust prior to delivery of and payment for the Capital Securities, if prior to such time (i) there has occurred any Material Adverse Effect, or (ii) trading in any of the Company's securities shall have been suspended by the Commission or the exchange upon which the Company's securities are traded, if any, or trading in securities generally on the New York Stock Exchange shall have been suspended or limited or minimum prices shall have been established on such Exchange, (ii) a banking moratorium shall have been declared either by federal or State of Missouri authorities, or (iii) there shall have occurred any outbreak or escalation of hostilities, declaration by the United States of a national emergency or war or other calamity or crisis the effect of which on financial markets is such as to make it, in the Placement Agent's judgment, impracticable or inadvisable to proceed with the offering or delivery of the Capital Securities.

         11.   Representations  and  Indemnities  to  Survive.   The  respective
               ----------------------------------------------
agreements, representations, warranties, indemnities and other statements of the Company and the Trust or their respective officers or trustees and of the Placement Agent set forth in or made pursuant to this Agreement will remain in full force and effect, regardless of any investigation made by or on behalf of the Placement Agent, the Company or the Trust or any of the officers, directors or trustees, administrators, controlling persons, and will survive delivery of and payment for the Capital Securities. The provisions of Sections 8 and 9 hereof shall survive the termination or cancellation of this Agreement.

         12.  Notices.  All  communications  hereunder  will be in  writing  and
              -------
effective only on receipt, and, if sent to the Placement Agent, will be mailed, delivered or telecopied and confirmed to at 303 Peachtree Street, N.E., 23rd Floor, Mail Code 3947, Atlanta, Georgia 30308, attention of the Legal Department; if sent to the Company or the Trust, will be mailed, delivered or telecopied, and confirmed to it at 135 North Meramec, Clayton, Missouri 63105.

         13.  Successors.  This  Agreement  will inure to the  benefit of and be
              ----------
binding upon the parties hereto and their respective successors and the officers and directors and controlling persons, and no other person will have any right or obligation hereunder.

         14.  Applicable  Law. THIS AGREEMENT WILL BE GOVERNED BY, AND CONSTRUED
              ---------------
IN ACCORDANCE WITH, THE LAW OF THE STATE OF GEORGIA, WITHOUT REGARD TO CONFLICTS OF LAWS PRINCIPLES THEREOF.

         15. Counterparts.  This Agreement may contain more than one counterpart
             ------------
of the signature page and this Agreement may be executed by the affixing of the signature of each of the Company, the Trust and the Placement Agent to any of such counterpart signature pages. All of such counterpart signature pages shall be read as though one, and they shall have the same force and effect as though all of the signers had signed a signature page.

         If the foregoing is in accordance with your understanding of our agreement, please sign and return to us the enclosed duplicate hereof, whereupon this letter and your acceptance shall represent a binding agreement among the Company, the Trust and the Placement Agent.

                                    Very truly yours,

                                    FIRST BANKS, INC.

                                    By:   /s/ Allen H. Blake
                                        ----------------------------------------
                                    Name:     Allen H. Blake
                                    Title:    President


                                    FIRST BANK STATUTORY TRUST

                                    By:   /s/ Terrance M. McCarthy
                                        ----------------------------------------
                                    Name:     Terrance M. McCarthy
                                    Title:    Administrator

The foregoing Agreement is hereby
confirmed and accepted as of the
date first above written.

SunTrust Capital Markets, Inc.


By:   /s/ William Herrell
    ----------------------------------------
Name:     William Herrell
Title:    Director

                                                                      SCHEDULE 1
                                                                      ----------



                        List of Significant Subsidiaries



First Bank, St. Louis, Missouri


First Bank & Trust, San Francisco, California

                                                                        ANNEX A

                            FORM OF QUARTERLY REPORT

SunTrust Capital Markets, Inc.
303 Peachtree Street, NE
23rd Floor, Mail Code 3947
Atlanta, Georgia 30308

First Banks, Inc.
As of [March 30, June 30, September 30 or December 31], 20__.*



Tier 1 Capital to Risk Weighted Assets
                                                                     -----------

Ratio of Double Leverage
                                                                     -----------

Non-Performing Assets to Loans and OREO
                                                                     -----------

Ratio of Reserves to Non-Performing Loans
                                                                     -----------

Ratio of Net Charge-Offs to Loans
                                                                     -----------

Return on Average Assets
                                                                     -----------

Net Interest Margin
                                                                     -----------

Efficiency Ratio
                                                                     -----------

Ratio of Loans to Assets
                                                                     -----------

Ratio of Loans to Deposits
                                                                     -----------

Total Assets                                                        $
                                                                     -----------

Year to Date Net Income                                             $
                                                                     -----------


---------------------------------------
* A table describing the quarterly report calculation procedures is provided on page A-2.








----------------------------- ------------------------------------------------- --------------------------------------
Report Item                   Corresponding FRY-9C or LP Line Items              Description of Calculation
----------------------------- ------------------------------------------------- --------------------------------------

"Tier 1 Capital" to Risk      (BHCK8274/BHCKA223)                                Tier 1 Risk Ratio:  Core Capital
Weighted Assets                                                                  (Tier 1)/Risk-Adjusted Assets.
----------------------------- ------------------------------------------------- --------------------------------------
Ratio of Double Leverage      (BHCP3239+BHCP1273+BHCP0201)/(BHCP3210-BHCP3164-   Total equity investments (plus
                               BHCP3165-BHCP3163-BCHP3238H4485-BHCP0087-         goodwill and intangibles) in
                               BHCP0536-BHCP0202-BHCP0203)                       subsidiaries divided by the total
                                                                                 equity capital.  This field is
                                                                                 calculated at the parent company
                                                                                 level.  "Subsidiaries" include bank,
                                                                                 bank holding company, and nonbank
                                                                                 subsidiaries.
----------------------------- ------------------------------------------------- --------------------------------------
Non-Performing Assets to      (BHCK5525-BHCK3506+BHCK5526-BHCK3507+BHCK2744)/    Total Nonperforming Assets (NPLs +
Loans and OREO                (BHCK2122+BHCK2744)                                Foreclosed Real Estate + Other
                                                                                 Nonaccrual & Repossessed
                                                                                 Assets)/Total Loans + Foreclosed
                                                                                 Real Estate.
----------------------------- ------------------------------------------------- --------------------------------------
Ratio of Reserves to          (BHCK3123+BHCK3128)/(BHCK5525-BHCK3506+BHCK5526-   Total Loans Loss and Allocated
Non-Performing Loans          (BHCK3507)                                         Transfer Risk Reserves/Total
                                                                                 Nonperforming Loans (Nonaccrual +
                                                                                 Restructured).
----------------------------- ------------------------------------------------- --------------------------------------
Ratio of Net Charge-Offs to   (BHCK4635-BHCK4605)/(BHCK3516)                     Net chargeoffs for the period as a
Loans                                                                            percentage of the average loans.
----------------------------- ------------------------------------------------- --------------------------------------
Return on Assets              (BHCK4340/BHCK3368)                                Net Income as a percentage of Assets.
----------------------------- ------------------------------------------------- --------------------------------------
Net Interest Margin           (BHCK4519)/(BHCK3402+BHCKB985)                     (Net Interest Income Fully Taxable
                                                                                 Equivalent, if available / Average
                                                                                 Earning Assets).
----------------------------- ------------------------------------------------- --------------------------------------
Efficiency Ratio              (BHCK4093)/(BHCK4519+BHCK4079)                     (Noninterest Expense less Foreclosed
                                                                                 Property Expense and Amortization of
                                                                                 Intangibles Expense)/(Net Interest
                                                                                 Income Fully Taxable Equivalent, if
                                                                                 available, plus Noninterest Income)
----------------------------- ------------------------------------------------- --------------------------------------
Ratio of Loans to Assets      (BHCKB529/BHCK2170)                               Total Loans & Leases (Net of
                                                                                Unearned Income and Gross of
                                                                                Reserve)/Total Assets
----------------------------- ------------------------------------------------- --------------------------------------
Ratio of Loans to Deposits    (BHCKB529)/(BHDM6631+BHDM6636+BHFN6631+BHFN6636)  Total Loans & Leases (Net of
                                                                                Unearned Income & Gross of
                                                                                Reserve)/Total Deposits (Includes
                                                                                Domestic and Foreign Deposits)
----------------------------- ------------------------------------------------- --------------------------------------
Total Assets                  (BHCK2170)                                        The sum of total assets.  Includes
                                                                                cash and balances due from
                                                                                depository institutions; securities;
                                                                                federal funds sold and securities
                                                                                purchased under agreements to
                                                                                resell; loans and lease financing
                                                                                receivables; trading assets;
                                                                                premises and fixed assets; other
                                                                                real estate owned; investment in
                                                                                unconsolidated subsidiaries and
                                                                                associated companies; customer's
                                                                                liability on acceptances
                                                                                outstanding; intangible assets; and
                                                                                other assets.

----------------------------- ------------------------------------------------- --------------------------------------
Net Income                    (BHCK4300)                                        The sum of income (loss) before
                                                                                extraordinary items and other
                                                                                adjustments and extraordinary items;
                                                                                other adjustments, net of income
                                                                                taxes.
----------------------------- ------------------------------------------------- --------------------------------------


                                                                        ANNEX B

                         FORM OF COMPANY COUNSEL OPINION
                         -------------------------------

                                 March 20, 2003


SunTrust Capital Markets, Inc.
STI Investment Management, Inc.

Ladies and Gentlemen:

         We have acted as counsel to First Banks, Inc. (the "Company"), a Missouri corporation in connection with a certain Placement Agreement, dated March 20, 2003, (the "Placement Agreement"), between the Company and First Bank Statutory Trust (the "Trust"), on one hand, and SunTrust Capital Markets, Inc. (the "Placement Agents"), on the other hand. Pursuant to the Placement Agreement, and subject to the terms and conditions stated therein, the Trust will issue and sell to STI Investment Management, Inc. (the "Purchaser"), $25,000,000 aggregate principal amount of 8.10% Capital Securities (liquidation amount $1,000.00 per capital security) (the "Capital Securities"), which Capital Securities are guaranteed on a subordinated basis by the Company to the extent set forth in the Guarantee Agreement dated March 20, 2003, between the Company and the Guarantee Trustee named therein (the "Guarantee Agreement"). The Trust is purchasing, with the proceeds of the Capital Securities and 774 Common Securities (the "Common Securities"), $25,774,000 aggregate principal amount of 8.10% Junior Subordinated Deferrable Interest Debentures due 2033 (the "Debentures") of the Company issued pursuant to an Indenture dated as of March 20, 2003 (the "Indenture"), between the Company and U.S. Bank National Association, as trustee (the "Indenture Trustee").

         Capitalized terms used herein and not otherwise defined shall have the same meaning ascribed to them in the Placement Agreement.

         The law covered by the opinions expressed herein is limited to the law of the United States of America and of the State of Missouri.

         We have made such investigations of law as, in our judgment, were necessary to render the following opinions. We have also reviewed (a) the Company's Articles of Incorporation, as amended, and its Bylaws, as amended; and
(b) such corporate documents, records, information and certificates of the Company and its subsidiaries, certificates of public officials or government authorities and other documents as we have deemed necessary or appropriate as a basis for the opinions hereinafter expressed. As to certain facts material to our opinions, we have relied, with your permission, upon statements, certificates or representations, including those delivered or made in connection with the above-referenced transaction, of officers and other representatives of the Company and its subsidiaries and the Trust after discussing the contents thereof with such officers.

         In rendering the opinions expressed below, we have assumed, without verification (i) the genuineness of the signatures on all documents that we have examined, (ii) the authenticity of all documents submitted to us as originals,
(iii) the conformity with authentic original documents of all documents submitted to us as copies, and (iv) the legal capacity of all natural persons. We have assumed (except to the extent set forth in our opinions below as to the Company) (a) that all parties to, or that have otherwise executed, the Operative Documents have been duly organized or formed, as the case may be, and are in good standing under the laws of their respective jurisdictions of organization or formation, as the case may be, and have full power, corporate or other, to enter into and perform all obligations thereunder and (b) the due authorization by all requisite action, corporate or otherwise, and execution delivery by such persons of such documents.

         Based upon and subject to the foregoing and the further qualifications set forth below, we are of the opinion as of the date hereof that:

         1. The Company is validly existing and in good standing under the laws of the State of Missouri and is duly registered as a bank holding company under the Bank Holding Company Act of 1956, as amended. Each of the Significant Subsidiaries is validly existing and in good standing under the laws of its
jurisdiction  of   organization.   Each  of  the  Company  and  the  Significant
Subsidiaries has full corporate power and authority to own or lease its properties and to conduct its business as such business is currently conducted in all material respects.

         2. The issuance, sale and delivery of the Capital Securities and the Debentures in accordance with the terms and conditions of the Placement Agreement and the other Operative Documents has been duly authorized by all necessary actions of the Company. The shareholders of the Company have no preemptive rights under the Articles of Incorporation or Bylaws of the Company or, to our knowledge, under any agreement or other instrument to which the Company is a party or by which the Company may be bound.

         3. The Company has all requisite corporate power to enter into and perform its obligations under the Placement Agreement and the Subscription Agreement, and the Placement Agreement and the Subscription Agreement have been duly and validly authorized, executed and delivered by the Company and constitute the legal, valid and binding obligations of the Company enforceable against the Company in accordance with their terms.

         4. Each of the Indenture, the Declaration of Trust and the Guarantee Agreement has been duly authorized, executed and delivered by the Company. Each of the Indenture and the Guarantee Agreement constitutes a valid and legally binding obligation of the Company enforceable against the Company in accordance with its terms.

         5. The Debentures have been duly authorized for issuance by the Company, and the Debenture issued and delivered by the Company to the Trust on this date has been duly executed and delivered by the Company and, assuming due authentication by the Indenture Trustee under the Indenture, is entitled to the benefits of the Indenture and constitutes the legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms.

         6. The execution, delivery and performance of the Placement Agreement and the other Operative Documents and the consummation of the transactions contemplated by the Placement Agreement and the other Operative Documents do not and will not conflict with, result in the creation or imposition of any material lien, claim, charge, encumbrance or restriction upon any property or assets of the Company or the Significant Subsidiaries pursuant to, or constitute a material breach or violation of, or constitute a material default under, with or without notice or lapse of time or both, any of the terms, provisions or conditions of (i) the articles of incorporation or charter, bylaws or other governing documents of the Company or the Significant Subsidiaries, or (ii) to our knowledge, any material contract, indenture, mortgage, deed of trust, loan or credit agreement, note, lease, franchise, license or any other agreement or instrument known to us to which the Company or any of the Significant Subsidiaries is a party or by which any of them or any of their respective properties may be bound or (iii) any order, decree, judgment, franchise, license, permit, rule or regulation of any court, arbitrator, government, or governmental agency or instrumentality, domestic or foreign, known to us having jurisdiction over the Company or the Significant Subsidiaries or any of their respective properties which, in each case, is material to the Company and the Significant Subsidiaries on a consolidated basis.

         7. Except for filings, registrations or qualifications that may be required by applicable securities laws, no authorization, approval, consent or order of, or filing, registration or qualification with, any person (including without limitation, any court, governmental body or authority) is required under the laws of the State of Missouri in connection with the offer and sale of the Capital Securities as contemplated by the Placement Agreement and the other Operative Documents.

         8. To our knowledge, (i) neither the Company nor any of the Significant Subsidiaries is in breach or violation of, or default under, with or without notice or lapse of time or both, its Articles of Incorporation or Charter, Bylaws or other governing documents, and (ii) no action, suit or proceeding is pending or threatened against the Company or any of the Significant Subsidiaries, before or by any court or governmental official, commission, board or other administrative agency, authority or body, or any arbitrator, wherein an unfavorable decision, ruling or finding could reasonably be expected to have a material adverse effect on the consummation of the transactions contemplated by the Placement Agreement and the other Operative Documents or the issuance and sale of the Capital Securities as contemplated therein or the condition (financial or otherwise), earnings, affairs, business, or results of operations of the Company and its subsidiaries on a consolidated basis.

         9. Assuming the accuracy of the representations of the Company, the Placement Agent and the Purchaser in the respective Operative Documents, it is not necessary in connection with the offering, sale and delivery of the Capital Securities, the Debentures and the Guarantee Agreement (or the Guarantee) to the Purchaser pursuant to the Subscription Agreement to register the same under the Securities Act of 1933, as amended, under the circumstances contemplated in the Placement Agreement and the Subscription Agreement.

         10. Neither the Company nor the Trust is or after giving effect to the offering and sale of the Capital Securities and the consummation of the transactions described in the Placement Agreement will be, an "investment company" or an entity "controlled" by an "investment company," in each case within the meaning of the Investment Company Act of 1940, as amended.

         Our opinion, with your permission, is further subject to the following exceptions, qualifications, and assumptions:

         (a) We have assumed without any independent investigation that (i) each party to the Operative Documents (other than the Company and the Trust), at all times relevant thereto, is validly existing and in good standing under the laws of the jurisdiction in which it is organized, and is qualified to do business and in good standing under the laws of each jurisdiction where such qualification is required generally or necessary in order for such party to enforce its rights under such Operative Documents, (ii) each party to the Operative Documents (other than the Company and the Trust), at all times relevant thereto, had and has the full power, authority, and legal right under its certificate of incorporation, partnership agreement, by-laws, and other governing organizational documents, and the applicable corporate, partnership, or other enterprise legislation and other applicable laws, as the case may be, to execute, deliver and to perform its obligations under the Operative Documents, and (iii) each party to the Operative Documents (other than the Company and the Trust) has duly executed and delivered each of such agreements and instruments to which it is a party and that the execution and delivery of such agreements and instruments and the transactions contemplated thereby have been duly authorized by proper corporate or other organizational proceedings as to each such party.

         (b) We have assumed without any independent investigation that (i) each party to the Operative Documents, has received, as applicable, the agreed to and stated consideration for the incurrence of the obligations applicable to it under the Operative Documents, (ii) each of the Operative Documents is a valid, binding and enforceable obligation of each party thereto (other than the Company and the Trust), as applicable; and, for the purposes of this opinion letter, we herein also assume that each of the Operative Documents constitutes a valid, binding, and enforceable obligation of U.S. Bank National Association under Connecticut and federal law.

         (c) We note that the enforcement of any obligations of the Company under the Operative Documents may be limited by the receivership, conservatorship, and supervisory powers of depository institution regulatory agencies generally, as well as by bankruptcy, insolvency, reorganization, moratorium, marshaling, or other laws and rules of law affecting the enforcement generally of creditors' rights and remedies (including such as may deny giving effect to waivers of debtors' or guarantors' rights); and we express no opinion as to the status under any fraudulent conveyance laws or fraudulent transfer laws of the Company under any of the Operative Documents.

         (d) We express no opinion as to the enforceability of any particular provision of the Operative Documents relating to remedies after default.

         (e) We express no opinion as to the availability of any specific or equitable relief of any kind.

         (f) The enforcement of any rights may in all cases be subject to an implied duty of good faith and fair dealing and to general principles of equity (regardless of whether such enforceability is considered in a proceeding at law or in equity).

         (g) We express no opinion as to the enforceability of any particular provision of any of the Operative Documents relating to (i) waivers of rights to object to jurisdiction or venue, or consents to jurisdiction or venue, (ii) waivers of rights to (or methods of) service of process, or rights to trial by jury, or other rights or benefits bestowed by operation of law, (iii) waivers of any applicable defenses, setoffs, recoupments, or counterclaims, (iv) the grant of powers of attorney to any person or entity, or (v) exculpation or exoneration clauses, indemnity clauses, and clauses relating to releases or waivers of unmatured claims or rights.

         (h) We express no opinion as to the effect of events occurring, circumstances arising, or changes of law becoming effective or occurring, after the date hereof on the matters addressed in this opinion letter, and we assume no responsibility to inform you of additional or changed facts, or changes in law, of which we may become aware.

         (i) Except with respect to the Company and the Trust, we express no opinion as to any requirement that any party to the Operative Documents (or any other persons or entities purportedly entitled to the benefits thereof) qualify or register to do business in any jurisdiction in order to be able to enforce its rights thereunder or obtain the benefits thereof.

         (j) Except as noted below, we have conducted no independent investigation as to the factual matters stated herein. We have relied with respect to those factual matters on the documents, statements, records, certificates, and instruments submitted to and/or reviewed by us as well as on a Certification supplied to us by the Company (in the form attached hereto) to the effect that the facts, assumptions, and factual statements set forth in this opinion are true, accurate, and correct. However, we have no knowledge from any other source of any other facts which, if true, would make any of the opinions expressed herein incorrect.

         (k) No opinion should be considered to be given except as expressly stated herein. Our opinions are limited to the specific issues addressed and are limited in all respects to laws and facts existing on the date hereof. An opinion is not a guaranty.

         With respect to the foregoing opinions, we do not express any opinions as to the laws of the states of Connecticut or New York and have assumed, with your approval and without rendering any opinion to such effect, that the laws of the State of New York are substantively identical to the laws of the State of Missouri, without regard to conflict of law provisions.

         This opinion is rendered to you solely pursuant to Section 6(a) of the Placement Agreement. As such, it may be relied upon by you only and may not be used or relied upon by any other person for any purpose whatsoever without our prior written consent.


                                              Very truly yours,



                                              SUELTHAUS & WALSH, P.C.

                                    EXHIBIT A

                   CERTIFICATION RESPECTING OPINION OF COUNSEL

         Comes now the undersigned, acting for and on behalf of FIRST BANKS, INC., a Missouri corporation (the "Company"), and states as follows:

         1. I have reviewed the Opinion of Counsel of Suelthaus & Walsh, P.C., to SunTrust Capital Markets, Inc., and STI Investment Management, Inc., dated March 20, 2003, to which this certificate is attached as Exhibit A.

         2. Without attempting t o express or verify any legal opinion stated therein, the undersigned hereby certifies that the facts, assumptions, and factual statements set forth in said Opinion of Counsel with respect to the Company, and its Significant Subsidiaries, and the Trust (as such term is defined therein) are true, accurate, and correct.

         It is understood and agreed that Suelthaus & Walsh, P.C. will rely upon this Certification in giving said Opinion of Counsel.

         IN WITNESS WHEREOF, this Certification has been executed as of this 20th day of March, 2003.

                                             FIRST BANKS, INC.


                                             By
                                               ---------------------------------
                                                  Allen H. Blake, President

                                                                        ANNEX C

Pursuant to Section 6(b) of the Placement Agreement, counsel to the Placement Agent and the Purchaser shall deliver an opinion in substantially the following form:



FIRST BANKS, INC.
135 North Meramec
Clayton, Missouri  63105

SunTrust Capital Markets, Inc.
303 Peachtree Street, NE
23rd Floor, Mail Code 3947
Atlanta, Georgia  30308

STI Investment Management, Inc.
2202 Polly Drummond Office Park
Newark, Delaware  19711


Ladies and Gentlemen:

         We have acted as counsel to SunTrust Capital Markets, Inc. (the "Placement Agent"), a Tennessee corporation, and STI Investment Management, Inc. (the "Purchaser"), a Delaware corporation, in connection with the Purchaser's purchase of $25,000,000 8.10% Capital Securities (liquidation amount $1,000 per capital security) (the "Capital Securities") to be issued by First Bank Statutory Trust (the "Trust"). The Capital Securities represent undivided beneficial ownership interests in $25,774,000 in aggregate principal amount of 8.10% Junior Subordinated Deferrable Interest Debentures due 2033 (the "Debentures") of First Banks, Inc. (the "Company"). This opinion letter is furnished pursuant to Section 6(b) of the Placement Agreement dated March 20, 2003, between the Company, the Trust and the Placement Agent.

         In arriving at the opinions expressed below we have examined executed copies of (i) the Amended and Restated Declaration of Trust of the Trust dated the date hereof (the "Declaration of Trust") and (ii) the Indenture relating to the issuance of the Debentures dated the date hereof (the "Indenture") (together, the "Operative Documents"). In addition, we have relied on the representations of the Company contained in its letter dated as of the date hereof and delivered to us in connection with the issuance of our opinions expressed below. We have assumed the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all documents and records submitted to us as originals, the conformity to original documents and records of all documents and records submitted to us as copies, and the truthfulness of all statements of facts contained therein. We have also made such investigations of law and fact as we have deemed appropriate as a basis for the opinion expressed below.

         Based upon and subject to the foregoing and such further qualification as set forth below, it is our opinion that, under current law and assuming the performance of the Operative Documents in accordance with the terms described therein:

         1. the Trust will be classified for United States federal income tax purposes as a grantor trust and not as an association that is taxable as a corporation, and

         2. the Debentures will be treated for United States federal income tax purposes as indebtedness of the Company.

         Our opinion is based on the U.S. Internal Revenue Code of 1986, as amended, Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as of the date hereof and all of which are subject to change, possibly on a retroactive basis. In rendering this opinion, we are expressing our views only as to the federal income tax laws of the United States of America. In rendering this opinion, we make no undertaking to advise you of the effect of changes in matters of law or fact occurring subsequent to the date hereof.

         This opinion is rendered to you solely pursuant to Section 6(b) of the Placement Agreement. As such, it may be relied upon by you only and may not be used or relied upon by any other person for any purpose whatsoever without our prior written consent.



                                          Very truly yours,



                                          POWELL, GOLDSTEIN, FRAZER & MURPHY LLP

                                                                         ANNEX D
                                                                   TRUST OPINION


                       FORM OF CONNECTICUT COUNSEL OPINION


TO THE PARTIES LISTED
ON SCHEDULE I HERETO

Ladies and Gentlemen:

         We have acted as special counsel in the State of Connecticut (the "State") for First Bank Statutory Trust (the "Trust"), a Connecticut statutory trust formed pursuant to the Amended and Restated Declaration of Trust (the "Declaration of Trust") dated as of the date hereof, among First Banks, Inc., a Missouri corporation (the "Company"), U.S. Bank National Association, a national banking association ("U.S. Bank"), in its capacity as Property Trustee (the "Institutional Trustee"), and Allen H. Blake, Terrance M. McCarthy and Lisa K. Vansickle, each, an individual, (each, an "Administrator") in connection with the issuance by the Trust to the Holders (as defined in the Declaration of Trust) of its Capital Securities pursuant to the Placement Agreement dated as of March 20, 2003 (the "Placement Agreement"), the issuance by the Trust to the Company of its Common Securities, pursuant to the Declaration of Trust and the acquisition by the Trust from the Company of Debentures, issued pursuant to the Indenture dated as of the date hereof (the "Indenture").

         The Property Trustee has requested that we deliver this opinion to you in accordance with Section 6(c) of the Placement Agreement. Capitalized terms not otherwise defined herein shall have the meanings specified in, or defined by reference in or set forth in the Operative Documents (as defined below).

         Our representation of the Trust has been as special counsel for the limited purposes stated above. As to all matters of fact (including factual conclusions and characterizations and descriptions of purpose, intention or other state of mind), we have relied, with your permission, entirely upon (i) the representations and warranties of the parties set forth in the Operative Documents and (ii) certificates delivered to us by the management of U.S. Bank, and have assumed, with your permission, without independent inquiry, the accuracy of those representations, warranties and certificates.

         We have examined the following documents to which the Trust is a party, each of which is dated the date hereof, unless otherwise noted:

          (i)  the Declaration of Trust;

         (ii)  the   Placement   Agreement;

        (iii)  the   Capital   Securities Subscription   Agreement;

         (iv)  the   Certificate   of   Common Securities;

          (v)  the Certificate of Capital Securities;

         (vi)  the Guarantee Agreement;

        (vii)  the Certificate of Trust; and

       (viii) a Certificate of Legal Existence for the Trust obtained from the Secretary of State of the State of Connecticut dated March ___, 2003 (the "Certificate of Legal Existence")

         The documents referenced in subparagraphs (i) through (v) above are hereinafter referred to collectively as the "Operative Documents."

         We have also examined originals, or copies, certified or otherwise identified to our satisfaction, of such other corporate and public records and agreements, instruments, certificates and other documents as we have deemed necessary or appropriate for the purposes of rendering this opinion. For purposes of our opinion rendered in paragraph 1 below, with respect to the legal existence of the Trust, our opinion relies entirely upon and is limited by the Certificate of Legal Existence, which is attached hereto as Exhibit A.
                                                            ---------

         We have assumed, with your permission, the genuineness of all signatures (other than those on behalf of U.S. Bank, the Guarantee Trustee, Indenture Trustee, Property Trustee and the Trust), the conformity of the originals of all documents reviewed by us in original or copy form and the legal competence of each individual executing any document (other than those individuals executing documents on behalf of U.S. Bank, the Guarantee Trustee, Indenture Trustee, Property Trustee and the Trust).

         When an opinion set forth below is given to the best of our knowledge, or to our knowledge, or with reference to matters of which we are aware or which are known to us, or with another similar qualification, the relevant knowledge or awareness is limited to the actual knowledge or awareness of the individual lawyers in the firm who have participated directly and substantively in the specific transactions to which this opinion relates and without any special or additional investigation undertaken for the purposes of this opinion except as indicated herein.

         For the purposes of this opinion we have made such examination of law as we have deemed necessary. The opinions expressed below are limited solely to the internal substantive laws of the State of Connecticut (as applied by courts located in the State of Connecticut without regard to choice of law) and we express no opinion as to the laws of any other jurisdiction. To the extent to which this opinion deals with matters governed by or relating to the laws of any other state or jurisdiction, we have assumed, with your permission, that the Operative Documents are governed by the internal substantive laws of the State of Connecticut.

         We express no opinion as to (i) the effect of suretyship defenses, or defenses in the nature thereof, with respect to the obligations of any applicable guarantor, joint obligor, surety, accommodation party, or other secondary obligor or any provisions of the Declaration of Trust with respect to indemnification or contribution and (ii) the accuracy or completeness of any exhibits or schedules to the Operative Documents. No opinion is given herein as to the choice of law or internal substantive rules of law that any court or other tribunal may apply to the transactions contemplated by the Operative Documents. No opinion is expressed herein as to the application or effect of federal securities laws or as to the securities or so-called "Blue Sky" laws of Connecticut or of any other state or other jurisdiction.

         Our opinion, with your permission, is further subject to the following exceptions, qualifications and assumptions:

               (a) We have assumed  without any independent  investigation  that
          (i) each party to the Operative Documents, other than U.S. Bank, the Guarantee Trustee, Indenture Trustee, Property Trustee and the Trust, as applicable, at all times relevant thereto, is validly existing and in good standing under the laws of the jurisdiction in which it is organized, and is qualified to do business and in good standing under the laws of each jurisdiction where such qualification is required generally or necessary in order for such party to enforce its rights under such Operative Documents, (ii) each party to the Operative Documents, at all times relevant thereto, had and has the full power, authority and legal right under its certificate of incorporation, partnership agreement, bylaws, and other governing organizational documents, and the applicable corporate, partnership, or other enterprise legislation and other applicable laws, as the case may be (other than U.S. Bank, the Guarantee Trustee, Indenture Trustee, Property Trustee or the Trust) to execute, deliver and to perform its obligations under, the Operative Documents, and (iii) each party to the Operative Documents other than U.S. Bank, the Guarantee Trustee, Indenture Trustee, Property Trustee or the Trust has duly executed and delivered each of such agreements and instruments to which it is a party and that the execution and delivery of such agreements and instruments and the transactions contemplated thereby have been duly authorized by proper corporate or other organizational proceedings as to each such party.

               (b) We have assumed  without any  independent  investigation  (i)
          that the Property Trustee, the Company and the Administrators have received the agreed to and stated consideration for the incurrence of the obligations applicable to it under the Declaration of Trust and each of the other Operative Documents, (ii) that each of the Operative Documents (other than the Declaration of Trust) is a valid, binding and enforceable obligation of each party thereto other than the Trust, U.S. Bank and the Property Trustee, as applicable; and, for the purposes of this opinion letter, we herein also assume that each of the Operative Documents (other than the Declaration of Trust) constitutes a valid, binding and enforceable obligation of U.S. Bank, the Guarantee Trustee and the Indenture Trustee, as applicable under Connecticut and federal law (as to which such matters we are delivering to you a separate opinion letter on this date, which is subject to the assumptions, qualifications and limitations set forth therein).

               (c) The enforcement of any obligations of U.S. Bank, the Company and the Administrators, as applicable, under the Declaration of Trust and the obligations of the Trust under the other Operative Documents may be limited by the receivership, conservatorship and supervisory powers of depository institution regulatory agencies generally, as well as by bankruptcy, insolvency, reorganization, moratorium, marshaling or other laws and rules of law affecting the enforcement generally of creditors' rights and remedies (including such as may deny giving effect to waivers of debtors' or guarantors' rights); and we express no opinion as to the status under any fraudulent conveyance laws or fraudulent transfer laws of any of the obligations of U.S. Bank, the Company, the Administrators or the Trust under any of the Operative Documents.

               (d) We express no opinion as to the enforceability of any particular provision of the Declaration of Trust or the other Operative Documents relating to remedies after default.

               (e) We express no opinion as the availability of any specific or equitable relief of any kind.

               (f) The enforcement of any rights may in all cases be subject to an implied duty of good faith and fair dealing and to general principles of equity (regardless of whether such enforceability is considered in a proceeding at law or in equity).

               (g) We express no opinion as to the enforceability of any particular provision of any of the Operative Documents relating to (i) waivers of rights to object to jurisdiction or venue, or consents to jurisdiction or venue, (ii) waivers of rights to (or methods of) service of process, or rights to trial by jury, or other rights or benefits bestowed by operation of law, (iii) waivers of any applicable defenses, setoffs, recoupments, or counterclaims, (iv) waivers or variations of provisions which are not capable of waiver or variation under Sections 1-102(3), 9-501(3) or other provisions of the Uniform Commercial Code ("UCC") of the State of Connecticut, (v) the grant of powers of attorney to any person or entity, or (vi) exculpation or exoneration clauses, indemnity clauses, and clauses relating to releases or waivers of unmatured claims or rights.

               (h) We express no opinion as to the effect of events occurring, circumstances arising, or changes of law becoming effective or occurring, after the date hereof on the matters addressed in this opinion letter, and we assume no responsibility to inform you of additional or changed facts, or changes in law, of which we may become aware.

               (i) We express no opinion as to any requirement that any party to the Operative Documents (or any other persons or entities purportedly entitled to the benefits thereof) qualify or register to do business in any jurisdiction in order to be able to enforce its rights thereunder or obtain the benefits thereof.

         Based  on  the   foregoing   and   subject  to  the   limitations   and
qualifications set forth herein, we are of the opinion that:

     1. The Trust has been duly formed and is validly existing as a statutory trust under the Connecticut Statutory Trust Act, Chapter 615 of Title 34 of the Connecticut General Statutes, Section 500, et seq. (the "Act").
                                           -- ---

     2. The Declaration of Trust constitutes a valid and binding obligation of U.S. Bank and the Property Trustee enforceable against U.S. Bank and the Property Trustee in accordance with the terms thereof.

     3. The Declaration of Trust constitutes a valid and binding obligation of the Company and the Administrators, enforceable against the Company and the Administrators in accordance with its terms.

     4. The Trust has the requisite power and authority to (a) execute and deliver, and to perform its obligations under, the Operative Documents, and (b) perform its obligations under such Operative Documents.

     5. Each of the Operative Documents to which the Trust is a party constitutes a valid and binding obligation of the Trust, enforceable against the Trust in accordance with the terms thereof.

     6. The Capital Securities have been duly authorized by the Trust under the Declaration of Trust, and the Capital Securities, when duly executed and delivered to the Holders in accordance with the Declaration of Trust, the Placement Agreement and the Capital Securities Subscription Agreement will be validly issued, fully paid and nonassessable and will evidence undivided beneficial interests in the assets of the Trust and will be entitled to the benefits of the Declaration of Trust.

     7. The Common Securities have been duly authorized by the Trust pursuant to the Declaration of Trust, and the Common Securities, when duly executed and delivered to the Company in accordance with the Declaration of Trust, the Placement Agreement and the common securities subscription agreement and delivered and paid for in accordance therewith, will be validly issued, fully paid and nonassessable (subject to Section 9.1(b) of the Declaration of Trust which provides that the Holders of Common Securities are liable for debts and obligations of the Trust to the extent such debts and obligations are not satisfied out of the Trust's assets) and will evidence undivided beneficial interests in the assets of the Trust and will be entitled to the benefits of the Declaration of Trust.

     8. Neither the execution, delivery or performance by the Trust of the Operative Documents, the consummation by the Trust of the transactions contemplated thereby, nor compliance by the Trust with any of the terms and provisions thereof, (a) violates the Declaration of Trust, or, to the best of our knowledge, contravenes or will contravene any provision of, or constitutes a default under, or results in any breach of, or results in the creation of any lien (other than as permitted under the Operative Documents) upon property of the Trust under, any indenture, mortgage, chattel mortgage, deed of trust, conditional sales contract, bank loan or credit agreement, license or other agreement or instrument, in each case known to us, to which it is a party or by which it is bound or (b) violates any applicable Connecticut law governing the Trust, or, to the best of our knowledge, any judgment or order of any court or other tribunal, in each case known to us, applicable to or binding on it.

     9. No consent, approval, order or authorization of, giving of notice to, or registration with, or taking of any other action in respect of, any Connecticut governmental authority regulating the Trust is required for the execution, delivery, validity or performance of, or the carrying out by, the Trust of any of the transactions contemplated by the Operative Documents, other than any such consent, approval, order, authorization, registration, notice or action as has been duly obtained, given or taken.

     10. The Holders, as the beneficial holders of the Capital Securities, will be entitled to the same limitation of personal liability extended to shareholders of domestic corporations organized under the laws of the State of Connecticut.

     11. Under the Declaration of Trust, the issuance of the Capital Securities is not subject to preemptive rights.

     12. Assuming that the Trust will not be taxable as a corporation for federal income tax purposes, but rather will be classified for such purposes as a grantor trust, the Trust will not be subject to any tax, fee or other government charge under the laws of the State of Connecticut or any political subdivision thereof.

         This opinion is rendered solely for the benefit of those institutions listed on Schedule I hereto and their successors and assigns in connection with the transactions contemplated by the Operative Documents and may not be used or relied upon by any other person or for any other purpose.

                                 Very truly yours,


                                 BINGHAM McCUTCHEN LLP

                                   SCHEDULE I
                                   ----------


         U.S. Bank National Association

         STI Investment Management, Inc.

         SunTrust Capital Markets, Inc.

         Powell, Goldstein, Frazer & Murphy LLP

         Smith, Gambrell & Russell, LLP

         First Banks, Inc.

         Suelthaus & Walsh, P.C.

                              EXHIBIT A TO ANNEX D
                              --------------------

                         CERTIFICATE OF LEGAL EXISTENCE
                         -------------------------------

                                  See attached

                                                                        ANNEX E
                                                                TRUSTEE OPINION



         Pursuant to Section 6(d) of the Placement Agreement, counsel to U.S. Bank National Association (the "Trustee"), shall deliver an opinion to the effect that:

         1. U.S. Bank National Association, is a Delaware banking corporation with trust powers, duly incorporated, validly existing and in good standing, with requisite corporate power and authority to execute and deliver, and to perform its obligations under, the Operative Documents.

         2. The execution, delivery, and performance by U.S. Bank National Association, of the Operative Documents have been duly authorized by all necessary corporate action on the part of U.S. Bank National Association, and the Operative Documents have been duly executed and delivered by U.S. Bank National Association.

         3. The execution, delivery and performance of the Operative Documents by U.S. Bank National Association, and the consummation of any of the transactions by U.S. Bank National Association, contemplated thereby are not prohibited by (i) the Charter or Bylaws of U.S. Bank National Association, (ii) any law or administrative regulation of the State of Connecticut or the United States of America governing the banking and trust powers of U.S. Bank National Association, or (iii) to our knowledge (based and relying solely on the Officer Certificates), any agreements or instruments to which U.S. Bank National Association, is a party or by which U.S. Bank National Association, is bound or any judgments or order applicable to U.S. Bank National Association.

         4. The Debentures delivered on the date hereof have been authenticated by due execution thereof and delivered by U.S. Bank National Association, as Debenture Trustee, in accordance with the related Corporation Order. The Capital Securities delivered on the date hereof have been authenticated by due execution thereof and delivered by U.S. Bank National Association, as Institutional Trustee, in accordance with the related Trust Order.

         5. None of the execution, delivery and performance by U.S. Bank National Association, of the Operative Documents and the consummation of any of the transactions by U.S. Bank National Association, contemplated thereby requires the consent, authorization, order or approval of, the withholding of objection on the part of, the giving of notice to, the registration with or the taking of any other action in respect of, any governmental authority or agency, under any law or administrative regulation of the State of Connecticut or the United States of America governing the banking and trust powers of U.S. Bank National Association, except for the filing of the Certificate for each Trust with the Office of the Secretary of State of the State of Connecticut pursuant to the Connecticut Statutory Trust Act, Chapter 615 of Title 34 of the Connecticut General Statutes, Section 500, et seq. (which filings have been duly made).

                                                                   Exhibit 10.12


                          JUNIOR SUBORDINATED DEBENTURE


         THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), ANY STATE SECURITIES LAWS OR ANY OTHER
APPLICABLE SECURITIES LAW. NEITHER THIS SECURITY NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES LAWS. THE HOLDER OF THIS SECURITY BY ITS ACCEPTANCE HEREOF AGREES TO OFFER, SELL OR OTHERWISE TRANSFER THIS SECURITY ONLY (A) TO THE COMPANY, (B) PURSUANT TO A REGISTRATION STATEMENT THAT HAS BEEN DECLARED EFFECTIVE UNDER THE SECURITIES ACT, (C) TO A PERSON WHOM THE SELLER REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A SO LONG AS THIS SECURITY IS ELIGIBLE FOR RESALE PURSUANT TO RULE 144A IN ACCORDANCE WITH RULE 144A, (D) TO A NON-U.S. PERSON IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH RULE 903 OR RULE 904 (AS APPLICABLE) OF REGULATION S UNDER THE SECURITIES ACT, (E) TO AN INSTITUTIONAL "ACCREDITED INVESTOR" WITHIN THE MEANING OF SUBPARAGRAPH (A) OF RULE 501 UNDER THE SECURITIES ACT THAT IS ACQUIRING THIS SECURITY FOR ITS OWN ACCOUNT, OR FOR THE ACCOUNT OF SUCH INSTITUTIONAL ACCREDITED INVESTOR, FOR INVESTMENT PURPOSES AND NOT WITH A VIEW TO, OR FOR OFFER OR SALE IN CONNECTION WITH, ANY DISTRIBUTION IN VIOLATION OF THE SECURITIES ACT, OR (F) PURSUANT TO ANY OTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT, SUBJECT TO THE COMPANY'S RIGHT PRIOR TO ANY SUCH OFFER, SALE OR TRANSFER TO REQUIRE THE DELIVERY OF AN OPINION OF COUNSEL, CERTIFICATION AND/OR OTHER INFORMATION SATISFACTORY TO IT IN ACCORDANCE WITH THE INDENTURE, A COPY OF WHICH MAY BE OBTAINED FROM THE COMPANY.

         THE HOLDER OF THIS SECURITY BY ITS ACCEPTANCE HEREOF ALSO AGREES, REPRESENTS AND WARRANTS THAT IT IS NOT AN EMPLOYEE BENEFIT, INDIVIDUAL
RETIREMENT  ACCOUNT  OR  OTHER  PLAN OR  ARRANGEMENT  SUBJECT  TO TITLE I OF THE
EMPLOYMENT  RETIREMENT  INCOME  SECURITY ACT OF 1974, AS AMENDED  ("ERISA"),  OR
SECTION 4975 OF THE INTERNAL REVENUE- CODE OF 1986, AS AMENDED (THE "CODE") (EACH A "PLAN"), OR AN ENTITY WHOSE UNDERLYING ASSETS INCLUDE "PLAN ASSETS" BY REASON OF ANY PLAN'S INVESTMENT IN THE ENTITY, AND NO PERSON INVESTING "PLAN ASSETS" OF ANY PLAN MAY ACQUIRE OR HOLD THE SECURITIES OR ANY INTEREST THEREIN, UNLESS SUCH PURCHASER OR HOLDER IS ELIGIBLE FOR EXEMPTIVE RELIEF AVAILABLE UNDER U.S. DEPARTMENT OF LABOR PROHIBITED TRANSACTION CLASS EXEMPTION 96-23, 95-60, 91-38, 90-1 OR 84-14 OR ANOTHER APPLICABLE EXEMPTION OR ITS PURCHASE AND HOLDING OF THIS SECURITY IS NOT PROHIBITED BY SECTION 406 OF ERISA OR SECTION 4975 OF THE CODE WITH RESPECT TO SUCH PURCHASE OR HOLDING. ANY PURCHASER OR HOLDER OF THE SECURITIES OR ANY INTEREST THEREIN WILL BE DEEMED TO HAVE REPRESENTED BY ITS PURCHASE AND HOLDING THEREOF THAT EITHER (i) IT IS NOT AN EMPLOYEE BENEFIT PLAN WITHIN THE MEANING OF SECTION 3(3) OF ERISA, OR A PLAN TO WHICH SECTION 4975 OF THE CODE IS APPLICABLE, A TRUSTEE OR OTHER PERSON ACTING ON BEHALF OF AN EMPLOYEE BENEFIT PLAN OR PLAN, OR ANY OTHER PERSON OR ENTITY USING THE ASSETS OF ANY EMPLOYEE BENEFIT PLAN OR PLAN TO FINANCE SUCH PURCHASE, OR (ii) SUCH PURCHASE WILL NOT RESULT IN A PROHIBITED TRANSACTION UNDER SECTION 406 OR ERISA OR SECTION 4975 OF THE CODE FOR WHICH THERE IS NO APPLICABLE STATUTORY OR ADMINISTRATIVE EXEMPTION.

         THIS SECURITY WILL BE ISSUED AND MAY BE TRANSFERRED ONLY IN BLOCKS HAVING AN AGGREGATE PRINCIPAL AMOUNT OF NOT LESS THAN $500,000.00 AND MULTIPLES OF $1,000.00 IN EXCESS THEREOF. ANY ATTEMPTED TRANSFER OF THIS SECURITY IN A BLOCK HAVING AN AGGREGATE PRINCIPAL AMOUNT OF LESS THAN $500,000.00 SHALL BE DEEMED TO BE VOID AND OF NO LEGAL EFFECT WHATSOEVER.

         THE HOLDER OF THIS SECURITY AGREES THAT IT WILL COMPLY WITH THE FOREGOING RESTRICTIONS.

         IN  CONNECTION  WITH ANY  TRANSFER,  THE  HOLDER  WILL  DELIVER  TO THE
REGISTRAR AND TRANSFER AGENT SUCH CERTIFICATES AND OTHER INFORMATION AS MAY BE REQUIRED BY THE INDENTURE TO CONFIRM THAT THE TRANSFER COMPLIES WITH THE FOREGOING RESTRICTIONS.

             8.10% Junior Subordinated Deferrable Interest Debenture

                                       of

                                First Banks, Inc.

                                 March 20, 2003
                                 --------------

         First Banks,  Inc., a Missouri  corporation  (the "Company"  which term
                                                            -------
includes any successor Person under the Indenture hereinafter referred to), for value received promises to pay to U.S. Bank National Association, not in its individual capacity but solely as Institutional Trustee for First Bank Statutory Trust (the "Holder") or registered assigns, the principal sum of Twenty-Five
             ------
Million Seven Hundred Seventy-Four Thousand Dollars ($25,774,000) on March 20, 2033, and to pay interest on said principal sum from March 31, 2003, or from the most recent interest payment date (each such date, an "Interest Payment Date")
                                                        ----------------------
to which interest has been paid or duly provided for, quarterly (subject to deferral as set forth herein) in arrears on March 31, June 30, September 30 and December 31 of each year commencing March 31, 2003, at an annual rate equal to 8.10% (the "Coupon Rate") beginning on (and including) the date of original issuance and ending on (but excluding) March 31, 2003 and for each successive period beginning on (and including) March 31, 2003, and each succeeding Interest Payment Date, and ending on (but excluding) the next succeeding Interest Payment Date (each a "Distribution Period"). The Coupon Rate will be applied to the
               --------------------
principal amount hereof, until the principal hereof is paid or duly provided for or made available for payment, and on any overdue principal and (without duplication) on any overdue installment of interest at the same rate per annum, compounded quarterly, from the dates such amounts are due until they are paid or made available for payment. The amount of interest payable for any period will be computed on the basis of the actual number of days in the Distribution Period concerned divided by 360. In the event that any date on which interest is payable on this Debenture is not a Business Day, then a payment of the interest payable on such date will be made on the next succeeding day which is a Business Day (and without any interest or other payment in respect of any such delay), with the same force and effect as if made on the date the payment was originally payable. The interest installment so payable, and punctually paid or duly provided for, on any Interest Payment Date will, as provided in the Indenture, be paid to the Person in whose name this Debenture (or one or more Predecessor Securities) is registered at the close of business on the regular record date for such interest installment, which shall be fifteen days prior to the day on which the relevant Interest Payment Date occurs; provided, however, that the record date for the Distribution Payment Date of March 30, 2003 shall be March 20, 2003. Any such interest installment not so punctually paid or duly provided for shall forthwith cease to be payable to the Holder on such regular record date and may be paid to the Person in whose name this Debenture (or one or more Predecessor Securities) is registered at the close of business on a special record date.

         All percentages resulting from any calculations on the Debentures will be rounded, if necessary, to the nearest one hundred-thousandth of a percentage point, with five one-millionths of a percentage point rounded upward (e.g., 9.876545% or .09876545 being rounded to 9.87655% or .0987655), and all dollar amounts used in or resulting from such calculation will be rounded to the nearest cent (with one-half cent being rounded upward).

         The principal of and interest on this Debenture shall be payable at the office or agency of the Trustee (or other paying agent appointed by the Company) maintained for that purpose in any coin or currency of the United States of America that at the time of payment is legal tender for payment of public and private debts; provided, however, that payment of interest may be made by check
               --------   -------
mailed to the registered holder at such address as shall appear in the Debenture Register if a request for a wire transfer by such holder has not been received by the Company or by wire transfer to an account appropriately designated by the holder hereof. Notwithstanding the foregoing, so long as the holder of this Debenture is the Institutional Trustee, the payment of the principal of and interest on this Debenture will be made in immediately available funds at such place and to such account as may be designated by the Trustee.

         So long as no Event of Default has occurred and is continuing, the Company shall have the right, from time to time, and without causing an Event of Default, to defer payments of interest on the Debentures by extending the interest payment period on the Debentures at any time and from time to time during the term of the Debentures, for up to 20 consecutive quarterly periods (each such extended interest payment period, an "Extension Period"), during
                                                    -----------------
which Extension Period no interest (including Additional Interest) shall be due and payable. No Extension Period may end on a date other than an Interest Payment Date. At the end of any such Extension Period the Company shall pay all interest then accrued and unpaid on the Debentures (together with Additional Interest thereon); provided, however, that no Extension Period may extend beyond
                   -----------------
the Maturity Date;  provided  further,  however,  that during any such Extension
                              -----------------
Period, the Company shall not and shall not permit any Affiliate to (i) declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of the Company's or such Affiliate's capital stock (other than payments of dividends or distributions to the Company) or make any guarantee payments with respect to the foregoing or (ii) make any payment of principal of or interest or premium, if any, on or repay, repurchase or redeem any debt securities of the Company or any Affiliate that rank pari passu in all respects with or junior in interest to the Debentures (other than, with respect to clauses (i) and (ii) above, (a) repurchases, redemptions or other acquisitions of shares of capital stock of the Company in connection with any employment contract, benefit plan or other similar arrangement with or for the benefit of one or more employees, officers, directors or consultants, in connection with a dividend reinvestment or stockholder stock purchase plan or in connection with the issuance of capital stock of the Company (or securities convertible into or exercisable for such capital stock) as consideration in an acquisition transaction entered into prior to the applicable Extension Period,
(b) as a result of any exchange or conversion of any class or series of the Company's capital stock (or any capital stock of a subsidiary of the Company) for any class or series of the Company's capital stock or of any class or series of the Company's indebtedness for any class or series of the Company's capital stock, (c) the purchase of fractional interests in shares of the Company's capital stock pursuant to the conversion or exchange provisions of such capital stock or the security being converted or exchanged, (d) any declaration of a dividend in connection with any stockholders' rights plan, or the issuance of rights, stock or other property under any stockholders' rights plan, or the redemption or repurchase of rights pursuant thereto, (e) any dividend in the form of stock, warrants, options or other rights where the dividend stock or the stock issuable upon exercise of such warrants, options or other rights is the same stock as that on which the dividend is being paid or ranks pari passu with or junior to such stock and any cash payments in lieu of fractional shares issued in connection therewith, or (f) payments under the Capital Securities Guarantee). Prior to the termination of any Extension Period, the Company may further extend such period, provided that such period together with all such previous and further consecutive extensions thereof shall not exceed 20 consecutive quarterly periods, or extend beyond the Maturity Date. Upon the termination of any Extension Period and upon the payment of all accrued and unpaid interest and Additional Interest, the Company may commence a new Extension Period, subject to the foregoing requirements. No interest or Additional Interest shall be due and payable during an Extension Period, except at the end thereof, but each installment of interest that would otherwise have been due and payable during such Extension Period shall bear Additional Interest. The Company must give the Trustee notice of its election to begin or extend such Extension Period at least five (5) Business Days prior to the regular record date (as such term is used in Section 2.8 of the Indenture) immediately preceding the Interest Payment Date with respect to which interest on the Debentures would have been payable except for the election to begin or extend such Extension Period.

         Subject to the Company having received prior approval of the Federal Reserve if then required under applicable capital guidelines or policies of the Federal Reserve, the Company may redeem this Debenture prior to the Maturity Date in the manner and at the times set forth in the Indenture.

         The indebtedness evidenced by this Debenture is, to the extent provided in the Indenture, subordinate and junior in right of payment to the prior payment in full of all Senior Indebtedness, and this Debenture is issued subject to the provisions of the Indenture with respect thereto. Each holder of this Debenture, by accepting the same, (a) agrees to and shall be bound by such provisions, (b) authorizes and directs the Trustee on his or her behalf to take such action as may be necessary or appropriate to acknowledge or effectuate the subordination so provided and (c) appoints the Trustee his or her attorney-in-fact for any and all such purposes. Each holder hereof, by his or her acceptance hereof, hereby waives all notice of the acceptance of the subordination provisions contained herein and in the Indenture by each holder of Senior Indebtedness, whether now outstanding or hereafter incurred, and waives reliance by each such holder upon said provisions.

         This Debenture shall be deemed to be a contract made under the law of the State of New York, and for all purposes shall be governed by and construed with the law of said State, without regard to conflict of laws principles thereof.

         This Debenture shall not be entitled to any benefit under the Indenture hereinafter referred to, be valid or become obligatory for any purpose until the certificate of authentication hereon shall have been signed by or on behalf of the Trustee.

         Capitalized terms used and not defined in this Debenture shall have the meanings assigned in the Indenture duly executed and dated as of the date of original issuance of this Debenture between the Trustee and the Company. The Indenture contains a description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Trustee, the Company and the holders of the Debentures and of the terms upon which the Debentures are, and are to be, authenticated and delivered.

                                   (continued)

         IN WITNESS WHEREOF, the Company has duly executed this certificate.

                                  FIRST BANKS, INC.


                                  By:  /s/ Allen H. Blake
                                     -------------------------------------------
                                  Name:    Allen H. Blake
                                  Title:   President



                          CERTIFICATE OF AUTHENTICATION
                          -----------------------------

         This is one of the Debentures referred to in the within-mentioned Indenture.

                                  U.S. Bank National Association,
                                  as Trustee


                                  By:   /s/ Earl W. Dennison, Jr.
                                     -------------------------------------------
                                        Authorized Officer

                                                                   Exhibit 10.13


                           FIRST BANK STATUTORY TRUST
                                FIRST BANKS, INC.
                    CAPITAL SECURITIES SUBSCRIPTION AGREEMENT


         THIS CAPITAL  SECURITIES  SUBSCRIPTION  AGREEMENT (this "Agreement") is
                                                                  ---------
entered into by and among First Bank Statutory Trust (the "Trust"),  a statutory
                                                           -----
trust created under the Connecticut Statutory Trust Act (Chapter 615 of Title 34 of the Connecticut General Statutes, Section 500, et seq.), First Banks, Inc., a Missouri corporation, with its principal offices located at 135 North Meramec, Clayton, Missouri 63105 (the "Company" and, collectively with the Trust, the
                               -------
"Offerors"), and STI Investment Management, Inc. (the "Purchaser").
 --------                                              ---------

         WHEREAS, the Trust desires to issue 25,000 of its Fixed Rate Capital Securities (the "Capital Securities"), liquidation amount $1,000.00 per Capital
                 ------------------
Security, representing an undivided beneficial interest in the assets of the Trust (the "Offering"), to be issued pursuant to an Amended and Restated
              --------
Declaration of Trust (the "Declaration of Trust") by and among the Company, U.S.
                           --------------------
Bank National Association ("U.S. Bank"), the administrators named therein, and the holders (as defined therein), which Capital Securities are to be guaranteed by the Company with respect to distributions and payments upon liquidation, redemption and otherwise out of funds held by the Trust pursuant to the terms of a Guarantee Agreement between the Company and U.S. Bank, as trustee (the "Guarantee"); and
 ---------

         WHEREAS, the proceeds from the sale of the Capital Securities will be combined with the proceeds from the sale by the Trust to the Company of its common securities, and will be used by the Trust to purchase an equivalent amount of Fixed Rate Junior Subordinated Deferrable Interest Debentures of the Company (the "Debentures") to be issued by the Company pursuant to an indenture
               ----------
to be executed by the Company and U.S. Bank, as trustee (the "Indenture");
                                                              ---------

         NOW, THEREFORE, in consideration of the foregoing premises and the conditions and agreements hereinafter set forth, the parties hereto agree as follows:

                                    ARTICLE I

                     PURCHASE AND SALE OF CAPITAL SECURITIES

         1.1. Upon the execution of this Agreement, the Purchaser hereby agrees to purchase from the Trust $25,000,000 aggregate liquidation amount of Capital Securities (liquidation amount $1,000.00 per Capital Security) at a price equal to $25,000,000 (the "Purchase Price") and the Trust agrees to sell such Capital
                     ---------------
Securities to the Purchaser for said Purchase Price. The rights and preferences of the Capital Securities are set forth in the Declaration of Trust. The Purchase Price is payable in immediately available funds on March 20, 2003, or such other business day as may be designated by the Purchaser, but in no event later than March 20, 2003 (the "Closing Date"). The Offerors shall provide the
                                -------------
Purchaser wire transfer instructions no later than 5 days prior to the Closing Date.

         1.2. The certificate for the Capital Securities shall be delivered by the Trust on the Closing Date to the Purchaser or its designee.

         1.3.  The  Placement  Agreement,  dated March 20, 2003 (the  "Placement
                                                                       ---------
Agreement"),  among the  Offerors and the  Placement  Agent  identified  therein
---------
includes certain representations and warranties, covenants and conditions to closing and certain other matters governing the Offering. The Placement Agreement is hereby incorporated by reference into this Agreement and the Purchaser shall be entitled to each of the benefits of the Placement Agent under the Placement Agreement and shall be entitled to enforce the obligations of the Offerors under such Placement Agreement as fully as if the Purchaser were a party to such Placement Agreement.

                                   ARTICLE II

                   REPRESENTATIONS AND WARRANTIES OF PURCHASER

         2.1. The Purchaser understands and acknowledges that neither the Capital Securities, the Debentures nor the Guarantee have been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any other
                                                ---------------
applicable securities law, are being offered for sale by the Trust in transactions not requiring registration under the Securities Act and that such exemption depends, in part, upon the accuracy of the Purchaser's representations made herein. The Purchaser further understands and agrees that neither the Capital Securities, Debentures nor Guarantee may be offered, sold, pledged or otherwise transferred by the Purchaser except in compliance with the registration requirements of the Securities Act or any other applicable securities laws, pursuant to an exemption therefrom or in a transaction not subject thereto.

         2.2. The Purchaser represents and warrants that it is purchasing the Capital Securities for its own account, for investment, and not with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act or other applicable securities laws, subject to any requirement of law that the disposition of its property be at all times within its control and subject to its ability to resell such Capital Securities pursuant to an effective registration statement under the Securities Act or under Rule 144A or any other exemption from registration available under the Securities Act or any other applicable securities law.

         2.3. The Purchaser has full power and authority to execute and deliver this Agreement, to make the representations and warranties specified herein, and to consummate the transactions contemplated herein and it has full right and power to subscribe for the Capital Securities and perform its obligations pursuant to this Agreement.

         2.4.  The  Purchaser  has  received  all the  information  it considers necessary or appropriate for deciding whether to purchase the Capital Securities. Purchaser further represents that it has had an opportunity to ask questions and receive answers from the Offerors regarding the terms and conditions of the offering of the Capital Securities and the business, properties, prospects and financial condition of the Offerors. The Purchaser represents that no Capital Securities were offered or sold to it by means of any form of general solicitation or general advertising.

         2.5. Purchase represents and warrants that it is an "accredited investor" as such term is defined in Rule 501 of Regulation D of the Securities Act. Purchaser acknowledges that it is able to fend for itself, can bear the economic risk of its investment, and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment in the Capital Securities.

         2.6. The Purchaser represents and warrants that no filing with, or authorization, approval, consent, license, order, registration, qualification or decree of, any governmental body, agency or court having jurisdiction over the Purchaser, other than those that have been made or obtained, is necessary or required for the performance by the Purchaser of its obligations under this Subscription Agreement or to consummate the transactions contemplated herein.

         2.7. The Purchaser understands that no public market exists for any of the Capital Securities, and that it is unlikely that a public market will ever exist for the Capital Securities.

         2.8. The Purchaser consents to the placement of a legend on the certificate evidencing the Capital Securities, which legend shall be in substantially the form set forth in the Declaration of Trust.

                                   ARTICLE III

                                  MISCELLANEOUS

         3.1. Any notice or other communication given hereunder shall be deemed sufficient if in writing and sent by registered or certified mail, return receipt requested, international courier or delivered by hand against written receipt therefor, or by facsimile transmission and confirmed by telephone, to the following addresses, or such other address as may be furnished to the other parties as herein provided:

                  To the Offerors:  First Banks, Inc.
                                    600 James S. McDonnell Blvd.
                                    Hazelwood, Missouri  63042
                                    Attention:  Allen H. Blake
                                    Fax:  (314) 592-6621

                  To the Purchaser: STI Investment Management, Inc.
                                    2200 Polly Drummond Office Park
                                    Newark, DE  19711
                                    Fax:  (302) 737-3425

         Unless otherwise expressly provided herein, notices shall be deemed to have been given on the date of mailing, except notice of change of address, which shall be deemed to have been given when received.

         3.2. This Agreement shall not be changed, modified or amended except by a writing signed by the parties to be charged, and this Agreement may not be discharged except by performance in accordance with its terms or by a writing signed by the party to be charged.

         3.3. Upon the execution and delivery of this Agreement by the Purchaser, this Agreement shall become a binding obligation of the Purchaser with respect to the purchase of Capital Securities as herein provided.

         3.4. NOTWITHSTANDING THE PLACE WHERE THIS AGREEMENT MAY BE EXECUTED BY ANY OF THE PARTIES HERETO, THE PARTIES EXPRESSLY AGREE THAT ALL THE TERMS AND PROVISIONS HEREOF SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAWS OF THE STATE OF CONNECTICUT WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAW.

         3.5. The parties agree to execute and deliver all such further documents, agreements and instruments and take such other and further action as may be necessary or appropriate to carry out the purposes and intent of this Agreement.

         3.6. This Agreement may be executed in one or more counterparts each of which shall be deemed an original, but all of which shall together constitute one and the same instrument.

                       Signatures appear on the next page

         IN WITNESS WHEREOF, this Capital Securities Subscription Agreement is agreed to and accepted as of March 20, 2003.


                                FIRST BANKS, INC.

                                By:  /s/ Allen H. Blake
                                   ---------------------------------------------
                                Name:    Allen H. Blake
                                Title:   President


                                FIRST BANK STATUTORY TRUST

                                By:  /s/ Terrance M. McCarthy
                                   ---------------------------------------------
                                Name:    Terrance M. McCarthy
                                Title:   Administrator


                                STI INVESTMENT MANAGEMENT, INC.

                                By:  /s/ Keith J. Joos
                                   ---------------------------------------------
                                Name:    Keith J. Joos
                                Title:   Assistant Treasurer

                                                                   Exhibit 10.14


                    COMMON SECURITIES SUBSCRIPTION AGREEMENT

         THIS COMMON  SECURITIES  SUBSCRIPTION  AGREEMENT (this  "Agreement") is
                                                                  ---------
entered into by and among First Bank Statutory Trust (the "Trust"),  a statutory
                                                           -----
trust created under the Connecticut Statutory Trust Act (Chapter 615 of Title 34 of the Connecticut General Statutes, Section 500, et seq.), and First Banks, Inc., a Missouri corporation (the "Buyer"), relating to the Trust's Fixed Rate
                                    -----
Common Securities (liquidation amount of $1,000 per security) representing undivided beneficial interests in the assets of the Trust (the "Common
                                                                          ------
Securities").  Capitalized  terms used herein and not otherwise  defined  herein
----------
have the respective meanings ascribed thereto in the Subscription Agreement (as defined below).

         WHEREAS, the Buyer, the Trust and the Purchaser named therein have entered into a Capital Securities Subscription Agreement, effective as of the date hereof (the "Subscription Agreement"), in connection with the issuance and
                  ----------------------
sale of Capital Securities (liquidation amount of $1,000 per security), by the Trust; and

         WHEREAS, the Buyer, as sponsor of the Trust, desires to purchase from the Trust, and the Trust desires to sell to the Buyer, all of the Common Securities.

         NOW, THEREFORE, in consideration of the foregoing premises and the conditions and agreements hereinafter set forth, the parties hereto agree as follows:

         1. The Buyer hereby subscribes for and offers to purchase from the Trust, and the Trust hereby accepts such offer and agrees to issue and sell to the Buyer, contemporaneous with the Closing Time, 774 Common Securities with an aggregate liquidation amount with respect to the assets of the Trust of $774,000 in consideration of the payment on or before the date hereof of $774,000 in immediately available funds.

         2. The Trust represents and warrants that, upon execution and delivery of the Common Securities to the Buyer, the Common Securities will be duly authorized, validly issued, fully paid and nonassessable and entitled to the benefits and subject to the terms of the Amended and Restated Declaration of Trust dated as of the date hereof by and among the Company, U.S. Bank National Association, as Institutional Trustee, the administrators named therein, and the holders of undivided beneficial interests in the Trust (as defined therein).

         3. This Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original, but all such counterparts shall together constitute but one and the same instrument.

         IN WITNESS WHEREOF, this Common Securities Subscription Agreement is agreed to and accepted as of March 20, 2003.


                                       FIRST BANKS, INC.

                                       By:  /s/ Allen H. Blake
                                          --------------------------------------
                                       Name:    Allen H. Blake
                                       Title:   President


                                       FIRST BANK STATUTORY TRUST

                                       By:  /s/ Terrance M. McCarthy
                                          --------------------------------------
                                       Name:    Terrance M. McCarthy
                                       Title:   Administrator

                                                                   Exhibit 10.15


                        DEBENTURE SUBSCRIPTION AGREEMENT

         THIS DEBENTURE  SUBSCRIPTION  AGREEMENT  (this  "Agreement") is entered
                                                          ---------
into by and between First Banks, Inc., a Missouri corporation,  (the "Company"),
                                                                      -------
and First Bank Statutory Trust, a Connecticut statutory trust (the "Trust").
                                                                    -----

         WHEREAS, the Company and the Trust have entered into a Capital Securities Subscription Agreement with the purchaser named therein (the "Purchaser"), dated as of the date hereof (the "Capital Securities Subscription
 ---------                                       -------------------------------
Agreement"),  relating  to the  Purchaser's  purchase of  $25,000,000  aggregate
---------
liquidation  amount of the Trust's Fixed Rate Capital  Securities  (the "Capital
                                                                         -------
Securities"),  liquidation amount $1,000.00 per Capital Security,  which Capital
----------
Securities are guaranteed pursuant to that certain Guarantee Agreement (the "Guarantee Agreement") between the Company and U.S. Bank National Association,
 --------------------
as Guarantee Trustee (as such term is defined in the Guarantee Agreement);

         WHEREAS, in connection with the purchase and sale of the Capital Securities, the Company, as sponsor of the Trust, desires to purchase from the Trust, and the Trust desires to sell to the Company 774 shares of its Fixed Rate Common Securities (liquidation amount of $1,000 per security) representing an undivided beneficial interest in the assets of the Trust and having an aggregate liquidation amount of $774,000 (the "Common Securities"); and
                                     -----------------

         WHEREAS the Trust has agreed to invest the proceeds of the sale of the Common Securities and the Capital Securities in the Company's Fixed Rate Junior Subordinated Deferrable Interest Debentures (the "Debentures") issued pursuant
                                                   ----------
to the Indenture dated as of the date hereof by and between the Company and U.S. Bank National Association, a national banking association organized under the laws of the United States of America, as Indenture Trustee (the "Indenture").
                                                                 ---------

         NOW, THEREFORE, in consideration of the foregoing premises and the conditions and agreements hereinafter set forth, the parties hereto agree as follows:

         1. In reliance upon the representations and warranties herein set forth, the Company and the Trust agree that the Company will sell to the Trust, and the Trust will purchase from the Company, $25,774,000 aggregate principal amount of Debentures with such sale to occur in connection with the closing of the Capital Securities Subscription Agreement.

         2. Delivery of and payment for the Debentures shall be made at 9:30 a.m., Boston, Massachusetts time, or as soon thereafter as is practicable, on the Closing Date. Delivery of the Debentures shall be made to the Trust against payment by the Trust of the purchase price thereof to or upon the order of the Company by federal wire transfer of same-day funds or such other manner of payment as may be agreed upon by the Company and the Trust.

         3. The Company represents and warrants that the Debentures have been duly authorized and, when executed and authenticated in accordance with the provisions of the Indenture, will constitute legal, valid and binding obligations of the Company entitled to the benefits of the Indenture and enforceable against the Company in accordance with their terms, subject (i) to applicable bankruptcy, insolvency, moratorium, receivership, reorganization, liquidation and other similar laws relating to or affecting creditors' rights generally and (ii) in general principles of equity (regardless of whether considered and applied in a proceeding in equity or at law).

         4. The Trust represents and warrants that, except as required or contemplated by the Amended and Restated Declaration of Trust of the Issuer dated as of the date hereof the Debentures are being acquired for investment and not with a view to distribution or resale.

         5. This Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original, but all such counterparts shall together constitute but one and the same instrument.

         6. NOTWITHSTANDING THE PLACE WHERE THIS AGREEMENT MAY BE EXECUTED BY ANY OF THE PARTIES HERETO, THE PARTIES EXPRESSLY AGREE THAT ALL THE TERMS AND PROVISIONS HEREOF SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAW.


                     Signatures appear on the following page

         IN WITNESS WHEREOF, this Debenture Subscription Agreement is agreed to and accepted as of March 20, 2003.


                                 FIRST BANKS, INC.


                                  By:  /s/ Allen H. Blake
                                     -------------------------------------------
                                  Name:    Allen H. Blake
                                  Title:   President


                                  FIRST BANK STATUTORY TRUST

                                  By:  /s/ Lisa K. Vansickle
                                     -------------------------------------------
                                  Name:    Lisa K. Vansickle
                                  Title:   Administrator

                                                                    Exhibit 23.1






                            [Letterhead of KPMG LLP]


                          Independent Auditors' Consent



     The Board of Directors
     First Banks, Inc.:

     We consent to the use of our report, included herein and incorporated by reference, and to the reference to our firm under the heading "Experts" in the prospectus.

     Our report refers to First Banks, Inc. changing its method of accounting for derivative instruments and hedging activities in 2001.


                                                /s/KPMG LLP
                                                -----------



     St. Louis, Missouri
     March 24, 2003